AIM INVESTMENTS

40-33

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-09797

03018814

March 28, 2003

SEC MAIL PROCESSING SECTION RECEIVED APR 01 2003 WASH, D.C.

PROCESSED MAY 02 2003 THOMSON FINANCIAL

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Floating Rate Fund (1940 Act Registration No. 811-09797).

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Floating Rate Fund, copies of certain pleadings in *Toronto Dominion (Texas), Inc., et al. v. PricewaterhouseCoopers LLP*, in which AIM Floating Rate Fund is a Plaintiff.

AIM Floating Rate Fund was joined as a plaintiff approximately six months after the original complaint was filed and there was a significant delay in notifying A I M Advisors, Inc. (the advisor for AIM Floating Rate Fund) of the fund's status as a plaintiff. We therefore apoligize for the volume of documentation enclosed herewith as well as the relative tardiness of the filing. All further relevant pleadings in this matter will be promptly filed with the Commission.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

Enclosures

S:\srr\Litigation\Toronto-Dominion\Ltr-SEC-Sec33.doc
032803 (1) jm

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD, Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION NO. 00 VS 012679 F

ANSWER

Pursuant to O.C.G.A. § 9-11-8, Defendant PricewaterhouseCoopers LLP ("PWC") answers the Plaintiffs' Complaint as follows:

ANSWER

1

PWC admits that Coopers & Lybrand, L.L.P. ("C&L") audited the consolidated balance sheets of Laidlaw Environmental Services, Inc. and its subsidiaries ("LESI") as of August 31, 1997 and 1996, and the related consolidated statements of income, cash flows, and changes in stockholders' equity (the "LESI Financial Statements"). PWC admits that it audited the consolidated balance sheets and related statements of income, comprehensive income, cash flows and changes in stockholders' equity of Safety-Kleen Corp. and its subsidiaries ("Safety-Kleen") as at August 31, 1999 and 1998 (the "Safety-Kleen Financial Statements"). PWC admits that it is the successor entity to C&L. PWC admits that the auditor's reports issued by C&L and PWC stated that their audits of the LESI Financial Statements and the Safety-Kleen Financial Statements, respectively, were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"). PWC admits that its audit reports on the Safety-Kleen Financial Statements stated that, in PWC's opinion, the Safety-Kleen Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as at August 31, 1999 and 1998. PWC admits that C&L's audit reports on the LESI Financial Statements stated that, in C&L's opinion, the LESI Financial Statements presented fairly, in all material respects, the consolidated financial position of LESI as of August 31, 1997 and 1996. Except as specifically admitted above, PWC denies the allegations of Paragraph 1 of the Complaint.

2

PWC admits that it issued certain reports to the Board of Directors of Safety-Kleen indicating that, in connection with its audit, nothing came to PWC's attention that caused PWC to believe that the company failed to comply with certain terms, covenants, provisions, or conditions of certain sections of the Credit Agreement. The reports further stated that the audit was not directed primarily toward obtaining knowledge of non-compliance. These reports speak for themselves. Except as specifically admitted above, PWC denies the allegations of Paragraph 2 of the Complaint.

3

PWC admits that in March 2000, Safety-Kleen made public statements concerning the state of its financial statements, and those public statements speak for themselves. PWC further admits that it withdrew its auditors' reports on the Company's financial statements for 1997, 1998 and 1999, and that Safety-Kleen is in bankruptcy. PWC is without knowledge or information to form a belief as to whether plaintiffs relied on the integrity of those audited financial statements or the reputation, competence, and due professional care of PWC and PWC's auditors' reports and "compliance certifications," and on that basis denies the same. Further, PWC admits that some of the plaintiffs extended loans and credit to the Company, but is without knowledge or information sufficient to form a belief as to whether the Company's financial statements contained materially false and misleading statements, and on that basis denies the same. Except as specifically admitted above, PWC denies the allegations of Paragraph 3 of the Complaint.

4

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Toronto Dominion (Texas), Inc. and, on that basis, denies the allegations in Paragraph 4.

5

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff The Toronto-Dominion Bank and, on that basis, denies the allegations in Paragraph 5.

6

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Wachovia Bank, N.A. and, on that basis, denies the allegations in Paragraph 6.

7

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen American Capital Prime Rate Income Trust and, on that basis, denies the allegations in Paragraph 7.

8

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen Senior Floating Rate Fund and, on that basis, denies the allegations in Paragraph 8.

9

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen CLO I, Ltd. and, on that basis, denies the allegations in Paragraph 9.

10

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen CLO II, Ltd. and, on that basis, denies the allegations in Paragraph 10.

11

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Eaton Vance Senior Debt Portfolio and, on that basis, denies the allegations in Paragraph 11.

12

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Oak Hill Securities Fund, LP and, on that basis, denies the allegations in Paragraph 12.

13

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Archimedes Funding L.L.C. and, on that basis, denies the allegations in Paragraph 13.

14

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Archimedes Funding II, Ltd. and, on that basis, denies the allegations in Paragraph 14.

15

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Archimedes Funding III, Ltd. and, on that basis, denies the allegations in Paragraph 15.

16

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff SEQUILS – ING I (HBDGM), Ltd. and, on that basis, denies the allegations in Paragraph 16.

17

PWC admits and alleges that it is a limited liability partnership organized under the laws of Delaware and doing business in the State of Georgia. PWC admits that its agent for service of process in Georgia is Robert M. Bird at the address indicated. PWC admits that it is the successor entity to Coopers & Lybrand LLP. To the extent not expressly admitted or alleged in this paragraph, PWC denies all other allegations in Paragraph 17.

18

PWC admits the allegations of Paragraph 18 of the Complaint. However, PWC alleges that, pursuant to the doctrine of *forum non conveniens*, this Court should not exercise jurisdiction in this matter because the events at issue in this lawsuit have no connection with Georgia.

19

PWC admits the allegations of Paragraph 19 of the Complaint.

20

PWC admits that Laidlaw Environmental Services, Inc. resulted from the May 15, 1997 merger of the hazardous and industrial waste management services division of Laidlaw, Inc. with Rollins Environmental Services, Inc. PWC admits that the merger was partially financed through $650 million in senior secured credit facilities which were provided, in part, by some of the plaintiffs. Except as specifically admitted or alleged above, PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 20 of the Complaint, and on that basis denies those allegations.

21

PWC admits that LESI completed the acquisition of the stock of Safety-Kleen Corp. in May 1998, and that, as of July 1, 1998, LESI began doing business as Safety-Kleen Corp. PWC admits that the purchase and refinancing of certain existing indebtedness was partially financed by the proceeds of a $2.2 billion senior credit facility which was provided, in part, by some of the plaintiffs. Except as specifically admitted or denied above, PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 21 of the Complaint, and on that basis denies those allegations.

22

PWC denies the allegations of Paragraph 22 of the Complaint.

23

PWC admits that C&L audited and issued its auditor's reports concerning the LESI Financial Statements as described in Paragraph 1 of this Answer. PWC admits that PWC audited and issued its auditor's report concerning the Safety-Kleen Financial Statements as described in Paragraph 1 of this Answer. PWC admits that certain requirements were placed upon LESI and Safety-Kleen by the terms of the credit agreements, which agreements speak for themselves. Except as specifically admitted above, PWC denies the allegations of Paragraph 23 of the Complaint.

24

PWC admits that it was aware of the terms of the credit facilities, which agreements speak for themselves. Except as specifically admitted and alleged above, PWC denies the allegations of Paragraph 24 of the Complaint.

25

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 25 of the Complaint, and on that basis denies those allegations.

26

PWC admits that, on March 6, 2000, Safety-Kleen issued a press release concerning an internal investigation of its prior reported financial results, which press release speaks for itself. Except as specifically admitted above, PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 26 of the Complaint, and on that basis denies those allegations.

27

PWC admits that Safety-Kleen issued a press release on or about March 13, 2000, relating to PWC's decision to withdraw its auditors' reports and that, on or about March 8, 2000, PWC sent a letter to Safety-Kleen relating to those reports, and that both documents speak for themselves. Except as specifically admitted, PWC denies the allegations of Paragraph 27 of the Complaint.

28

PWC admits that, on or about March 13, 2000, Safety-Kleen issued a press release relating to its previously reported financial results, which press release speaks for itself. Except as expressly admitted, PWC denies the allegations of Paragraph 28 of the Complaint.

29

PWC admits that, on or about March 13, 2000, Safety-Kleen issued a press release relating to its previously reported financial results, which press release speaks for itself. Except as expressly admitted, PWC denies the allegations of Paragraph 29 of the Complaint.

30

PWC admits that, on or about March 16, 2000, Safety-Kleen issued a press release discussing certain "accounting irregularities," which press release speaks for itself. Except as specifically admitted above, PWC denies the allegations of Paragraph 30 of the Complaint.

31

PWC admits that, on or about June 6, 2000, Safety-Kleen issued a press release announcing its failure to make certain principal and interest payments, which press release speaks for itself. Except as specifically admitted above, PWC denies the allegations of Paragraph 31 of the Complaint.

32

PWC admits the allegations of Paragraph 32 of the Complaint.

33

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 33 of the Complaint, and on that basis denies those allegations.

34

PWC is without knowledge or information sufficient to form a belief as to whether "LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength," and on that basis PWC denies those allegations. Except as denied based upon lack of knowledge and information, PWC denies the allegations of Paragraph 34 of the Complaint.

35

PWC denies the allegations of Paragraph 35 of the Complaint.

36

PWC denies the allegations of Paragraph 36 of the Complaint.

37

PWC denies the allegations of Paragraph 37 of the Complaint.

38

PWC denies the allegations of Paragraph 38 of the Complaint.

39

PWC hereby incorporates by reference Paragraphs 1-38 of this Answer.

40

PWC admits and alleges that it acted as the independent auditor for Safety-Kleen and that it issued certain auditor's reports and "compliance certifications" in connection therewith. Except as specifically admitted and alleged above, PWC denies the allegations of Paragraph 40 of the Complaint.

41

PWC denies the allegations of Paragraph 41 of the Complaint.

42

PWC is without knowledge or information sufficient to form a belief regarding whether Plaintiffs relied upon any representations by PWC, and on that basis denies the same. Except as denied in this Paragraph on the basis of insufficient knowledge or information, PWC denies the allegations of Paragraph 42 of the Complaint.

43

PWC denies the allegations of Paragraph 43 of the Complaint.

44

PWC is without knowledge or information sufficient to form a belief as to the basis upon which plaintiffs made extensions of credit and/or what actions plaintiffs might have taken to reduce their alleged losses, and on that basis denies those allegations. Except as denied based on lack of knowledge and information, PWC denies the allegations of Paragraph 44 of the Complaint.

45

PWC denies the allegations of Paragraph 45 of the Complaint.

First Separate and Additional Defense

46

Plaintiffs' claims are barred by their comparative and/or contributory negligence.

Second Separate and Additional Defense

47

Plaintiffs' claims are barred because their damages, if any, were caused by third parties not under the control of PWC.

Third Separate and Additional Defense

48

Plaintiffs' claims are barred by the statute of limitations and/or laches.

Fourth Separate and Additional Defense

49

Plaintiffs' claims are barred by waiver and/or estoppel.

Fifth Separate and Additional Defense

50

Plaintiffs' claims have no substantive connection to the State of Georgia and consequently should be dismissed, or the Court should grant such other relief as is appropriate, based on the doctrine of *forum non conveniens*.

WHEREFORE, PWC prays that the Court dismiss Plaintiffs' claims with prejudice, and that the Court award to PWC judgment and recovery of its costs of court, attorneys' fees, and any further and additional relief determined by the Court to be just and proper.

DATE: February 13, 2004.

Respectfully submitted,

By: [signature]

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this the 13th day of February, 2001, served upon all parties of record the within and foregoing Answer of Defendant PricewaterhouseCoopers LLP by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SCORET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

M. Lynn Sykes
M. Lynn Sykes

ATL01/10912318v1

REQUEST FOR ORAL ARGUMENT

Plaintiffs request this Court grant an oral hearing on the instant motion. Plaintiffs have consented to PwC's filing of a reply brief, if it so chooses, within 21 days. Plaintiffs therefore request this Court set this matter for oral hearing as soon after that date (January 14) as possible.

CERTIFICATE OF SERVICE

This is to certify that I have this 23rd day of December, 2002, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird, LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Byron Wider, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P O Box 1428
Columbia, South Carolina 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green SE
Calgary, AB T2Z3A7
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby Reeves Peters & Burns PC
945 East Paces Ferry Road, Suite 2150
Atlanta, Georgia 30326

E L Vincent

E. Lawrence Vincent

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, AK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDIES FUNDING III, LTD., SEQUILS – ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	)	CIVIL ACTION NUMBER 00 VS 012679 F

BRIEF OF DEFENDANT PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION TO DISMISS, OR ALTERNATIVELY, TO STAY PROCEEDINGS

I.

INTRODUCTION

Defendant PricewaterhouseCoopers LLP ("PwC") respectfully requests this Court to decline to exercise its jurisdiction over this dispute under the doctrine of *forum non conveniens* or, alternatively, to stay this matter pending the resolution of *AT&T Corp. v. Sigala*, Georgia Supreme Court Docket No. S01A0465. In *Sigala*, the Georgia Supreme Court has been asked to decide whether the courts of this State have inherent authority, under the doctrine of *forum non conveniens*, to decline to exercise jurisdiction over disputes that have no connection with Georgia.[1]

Although the outcome of the *Sigala* case is obviously uncertain, as shown below there are substantial reasons to anticipate that the Supreme Court will, at least in some manner, adopt the *forum non conveniens* doctrine. As things currently stand, Georgia is one of only three jurisdictions in the United States that has not adopted the doctrine in some form. Further, if the doctrine is adopted, this case presents a textbook example of facts under which dismissal is warranted, since there is virtually no connection between the events giving rise to this case and the State of Georgia.

Based on the allegations in the Complaint, this case arises out of two principal events: (1) PwC's audit work for Safety-Kleen Corporation and/or its predecessors, and (2) the decision of the plaintiff lenders to extend credit to Safety-Kleen Corporation and/or its predecessors. Neither of these events is in any way connected to Georgia. None of the plaintiff lenders resides in Georgia, neither Safety-Kleen Corporation nor its predecessors were Georgia corporations, PwC's audit work was not conducted in Georgia, and, to PwC's knowledge, no witnesses or other evidence are located in Georgia.

Under the doctrine of *forum non conveniens*, a pending case should be dismissed in favor of another available and adequate forum where that dismissal would serve the convenience of the parties and the ends of justice. In this case, the courts of South

---

1 The Georgia Supreme Court has set the *Sigala* case for oral argument on March 12, 2001. Consequently, pursuant to the "two-term rule" set forth in the Georgia Constitution, any decision by the Supreme Court in this case must be reached not later than July 31, 2001. *See* GA. CONST. ART. 6, SEC. 9, PARA. II; OCGA 15-2-4. For the Court's convenience, attached hereto as Exhibit A, and incorporated herein by reference, is a true and correct copy of the Joint Brief of Appellees and the Brief of Appellants in the *Sigala* case.

Carolina provide an adequate and available alternative. The factors that courts typically consider in a *forum non conveniens* analysis weigh heavily in favor of dismissal.

II.

BACKGROUND

The Plaintiffs in this case are a group of lenders (the "Plaintiff Lenders") who provided credit to Laidlaw Environmental Services, Inc. and/or its successor, Safety-Kleen Corporation (collectively "Safety-Kleen"). PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand LLP (collectively "PwC") audited the financial statements of Safety-Kleen between 1997 and 1999. Plaintiffs allege a single cause of action against PwC for negligent misrepresentation, alleging generally that Plaintiffs extended credit to Safety-Kleen in reliance on PwC's audit reports.

The principal issues in this case include whether Safety-Kleen's financial statements fairly stated the financial condition of the company in accordance with Generally Accepted Accounting Principles, whether PwC conducted its audit of Safety-Kleen in a non-negligent manner (that is, in accordance with Generally Accepted Auditing Standards), whether Safety-Kleen personnel provided any misinformation to PwC in the course of the audits, and whether the Plaintiff Lenders reasonably relied on PwC's audit work in connection with their decisions to extend credit to Safety-Kleen or otherwise. The relevant witnesses, therefore, for the most part consist of (1) PwC personnel who conducted the audits, (2) Safety-Kleen management and other personnel who provided information to PwC, and (3) personnel of the lenders or their agents who made loan or other decisions regarding Safety-Kleen. Most of the relevant witnesses are located in either North or South Carolina. *See* Affidavit of Peter A. Chepul ("Chepul Aff."), ¶ 7, attached hereto as Exhibit B and incorporated herein by reference.

PwC is not aware, on the other hand, of ***any*** connection whatsoever between the events giving rise to this case and the State of Georgia.[2] PwC conducted its field audit work primarily at Safety-Kleen's corporate headquarters in Columbia, South Carolina. *See* Chepul Aff., ¶ 4. The audit work was conducted primarily by personnel from PwC's Charlotte, North Carolina office, and consequently much of the work was performed there as well. *Id.* at ¶ 5. The Auditors' Reports or other reports resulting from PwC's work were issued by PwC in Charlotte, North Carolina, and were delivered to Safety-Kleen in Columbia, South Carolina. *Id.* at ¶ 5.

Although PwC has no first hand knowledge concerning the negotiation and formation of the credit agreements entered into between Safety-Kleen and the Plaintiff Lenders, the available information discloses no connection to Georgia. The first named Plaintiff in this case, Toronto Dominion (Texas), Inc. apparently acted as the General Administrative Agent under the credit agreements and, according to the Complaint, is a Delaware corporation with its principal place of business in Houston, Texas. *See* Chepul Aff., ¶¶ 9-10 and Tab 1 thereto (Amended and Restated Credit Agreement dated as of April 3, 1998 (the "April 3 Credit Agreement")); Complaint, ¶ 4. With one exception, discussed below, each of the Plaintiff Lenders alleges its principal place of business to be

---

[2] During the course of its audits of the 1998 and 1999 financial statements of Safety-Kleen, PwC did have several employees from its Atlanta office review the workers compensation, automobile liability, and general products liability self-insurance reserves in connection with Laidlaw Environmental Services, Inc.'s acquisition of Safety-Kleen Corp. Time billed for these reviews accounted for 5.5 hours and 29 hours during the 1998 and 1999 audits, respectively, which was less than 1% of the total in 1998 and slightly over 1% of the total in 1999. *See* Chepul Aff., ¶ 6. Since PwC's review of these self-insurance reserves are not at issue in this lawsuit, the review does not create a connection between the State of Georgia and the events giving rise to this lawsuit.

somewhere other than in Georgia. *See* Complaint, ¶¶ 4-16. The April 3 Credit Agreement itself is governed by New York law. *See* the April 3 Credit Agreement, ¶ 14.11 (Chepul Aff., Tab 1 (p. PWC 26313)). Further, each of the lenders agreed that any dispute concerning the April 3 Credit Agreement would be resolved in the federal or state courts in New York. *Id.* at ¶ 14.12 (Chepul Aff., Tab 1 (p. PWC 26313)).

After the initial borrowing, requests to borrow funds under the April 3 Credit Agreement were to be made to the General Administrative Agent in Houston, Texas, who would then make funds available by crediting the account of the company at the offices of Toronto Dominion Bank in Houston. *Id.* at ¶¶ 2.2 and 2.5 (Chepul Aff., Tab 1 (pp. PWC 26263-64, PWC 26266)).

The only hint of a connection between this case and the State of Georgia is found at Paragraph 6 of the Complaint, where Plaintiffs allege that "Plaintiff Wachovia Bank, N.A., 191 Peachtree Street, NE, Atlanta, Georgia is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia." However, Wachovia Bank is actually headquartered in Winston-Salem, North Carolina. *See* page 4 of the Prospectus Supplement of Wachovia Corporation dated June 4, 1999, a true and correct of which is attached hereto as Exhibit C and incorporated herein by reference. Further, any notices under the Creditor Agreement were to be delivered to Wachovia Bank at 1401 Main Street, Suite 705, Columbia, South Carolina, with copies to two locations in North Carolina and the Atlanta location identified in the Complaint. *See* April 3 Credit Agreement, Schedule 1.1F (Chepul Aff., Tab 1 (p. PwC 26326)). Consequently, it appears that bank representatives in South Carolina were primarily responsible for the decision to extend credit to Safety-Kleen.

III.

ARGUMENT

A. Despite its prior rejection of the doctrine, the Georgia Supreme Court is currently considering whether to adopt, at least in some form, the doctrine of *forum non conveniens.*

PwC acknowledges that the Georgia Supreme Court and appellate courts of this State have previously rejected judicial adoption of the *forum non conveniens* concept. *See, e.g., Brown v. Seaboard Coast Line R.R. Co.*, 229 Ga. 481 (1972). At the same time, the trend in other jurisdictions toward adopting the doctrine has turned into a landslide, such that today only three jurisdictions (Georgia, Montana and South Dakota) have not adopted the doctrine in some form. *See* Brief of Appellants, Exhibit A (titled "The Doctrine of Forum Non Conveniens in the 50 States and the District of Columbia") (at Exh. A hereto).

Against this backdrop, the Georgia Supreme Court has decided to revisit the *forum non conveniens* issue in *AT&T v. Sigala*. The specific issue raised in *Sigala* is as follows:

> Does a Georgia trial court have the inherent authority to dismiss, under the doctrine of *forum non conveniens*, a lawsuit brought by nonresident aliens for injuries occurring on foreign soil?[3]

The resolution of this issue could clearly lead to this Court's ability, if not duty, to dismiss this case on *forum non conveniens* grounds. As a practical matter, given the clear state of Georgia precedent in this area and the lack of any divergence in the appellate

[3] *See* Joint Brief of Appellees, p.2 (at Exh. A hereto).

opinions, it seems obvious that the Supreme Court would not have taken the case absent a likelihood that the Appellants in *Sigala* would succeed on the merits.

B. Doctrine of *forum non conveniens*

The doctrine of *forum non conveniens* is a common law doctrine that is recognized in the federal courts and in almost every state in the country. *See* Brief of Appellants, Exhibit A (at Exh. A hereto). Some states have codified the doctrine, but most have found it to derive from the court's inherent authority "to control the administration of the litigation before it and to prevent its process from becoming an instrument of abuse, injustice, or oppression." *See, e.g., Baumgart v. Fairchild Aircraft Corp.*, 981 F.2d 824, 828 (5th Cir. 1993), *cert. denied,* 508 U.S. 973, 113 S.Ct. 2963, 125 L. Ed. 2d 663 (1993). Thus, most courts have not awaited legislative action before utilizing the doctrine as a means to preserve judicial resources and properly administer their dockets. *See* Brief of Appellants, Exhibit A (at Exh. A hereto).

The doctrine of *forum non conveniens* is simply that a court may decline to exercise jurisdiction upon considerations of convenience, efficiency, and justice. *See Atlantic Coast Line R.R. Co. v. Pope,* 209 Ga. 187, 191 (1952), *rev'd on other grounds,* 345 U.S. 379 (1953). Thus, it can aid in the preservation of precious judicial resources for the resolution of controversies by requiring that cases have reasonable connections to the jurisdiction in which they are filed. As the Florida Supreme Court stated in its decision to expand its doctrine of *forum non conveniens* to be co-extensive with the federal doctrine: "Nothing in our law establishes a policy that Florida must be a courthouse for the world, nor that the taxpayers of the state must pay to resolve disputes utterly unconnected with the state's interests." *Kinney System, Inc. v. Continental Ins. Co.*, 674 So.2d 86, 88 (Fla. 1996).

C. Doctrine of *forum non conveniens* in Georgia

In the past, Georgia courts have felt constrained by the Georgia State Constitution and/or State Statutes in denying the use of *forum non conveniens* as a vehicle to dismiss suits which are not appropriately connected to the jurisdiction. For example, in *Atlantic Coast Line R.R. Co. v. Wiggins*, 77 Ga. App. 756 (1948), apparently the first Georgia case to consider the issue, the court concluded that Article I, Section 1, Paragraph 12 of the Georgia Constitution precluded Georgia trial courts from employing the *forum non conveniens* doctrine in a case brought by a Georgia resident. *Id.* at 912. That paragraph provides: "[n]o person shall be deprived of the right to prosecute or defend, either in person or by an attorney, that person's own cause in any of the courts in this state." Even so, the court was careful to limit its holding only to cases where Georgia residents were the plaintiffs. *See id.*

In *Brown v. Seaboard Coast Line R.R. Co.*, 229 Ga. 481 (1972), the Georgia Supreme Court considered whether *forum non conveniens* was available to warrant dismissal of a suit brought by a non-Georgia citizen. The Court held that Georgia Code Sections 79-205 and 79-206, which grant Georgia citizens "the right to appeal to the courts," require Georgia courts to entertain suits brought by Georgia residents. *Id.* at 482. The Court then concluded the Privileges and Immunities Clause of the United States Constitution "prohibits Georgia courts from applying [the doctrine of *forum non conveniens*] to citizens of other States who are non-residents of Georgia." *Id.*

Since *Brown*, the reasoning underpinning the prior refusal of the Supreme Court and the courts of appeal to adopt the *forum non conveniens* doctrine has become increasingly suspect. First, the Georgia Supreme Court has acknowledged in other contexts that the State Constitution was never intended to give Georgia citizens an absolute right to access the Courts. In *State of Georgia v. Mosely,* 263 Ga. 680 (1993), for example, the Georgia Supreme Court acknowledged that Article I, Section 1, Paragraph 12 of the Constitution was only intended to provide litigants with a right of choice between self-representation and representation by counsel, and was never intended to provide an expansive right of "access to the courts." *Id.* at 681. Indeed, the Court had reached this conclusion almost ten years earlier in *Nelms v. Georgian Manor Condo. Assoc.*, 253 Ga. 410, 413 (1984).

In *Nelms,* the Supreme Court reviewed the constitutional history of Article I, Section 1, noting that, at the time of adoption of a predecessor constitutional provision, some courts in the State prohibited individuals from appearing before them without an attorney. The Court noted "[t]his Court, after examining this constitutional history, construed the provision in the Constitution of 1945 'as primarily intended to guarantee the right of self-representation in the courts of this State . . . or by an attorney or both, and is only incidentally recognizing the inherent right of access to the courts.'" *Id.*, citing *Bloomfield v. Liggett & Myers, Inc.*, 230 Ga. 484 (1973). The Supreme Court then concluded that this article "was not intended to afford a general 'right of access' to the courts of this State, but that its purpose, as this Court stated in *Bloomfield v. Liggett & Myers, supra.*, was intended to provide the right of self-representation to every person." *Id.* (emphasis added).

There is no sound basis for concluding that Georgia statutes guaranteeing Georgia residents "the right to appeal to the courts" were intended to confer any greater rights than those granted to Georgia citizens by the State Constitution. More importantly, there is no sound basis for concluding that such a "right to appeal to the courts" was intended to deprive Georgia courts of the ability to manage their own dockets. A number of courts in other states have specifically held that similar constitutional or statutory provisions are not inconsistent with application of the *forum non conveniens* doctrine in appropriate cases. *See Howard v. Colony Ford Truck Ctr., Inc.*, 1996 Conn. Super LEXIS 2107, *4 (Conn. Super. Ct. 1996); *Chambers v. Merrell-Dow Pharm., Inc.,*, 519 N.E.2d 370, 378 (Ohio 1988); *Gardner v. Norfolk & W. Ry.*, 372 S.E.2d 786, 793 (W. Va. 1988), *overruled in part, Norfolk v. W. Ry. v. Tsapis*, 400 S.E.2d 239 (1990)). Numerous other courts have judicially adopted the doctrine in states that have similar constitutional or statutory provisions. *See* Brief of Appellants, Exhibit A (at Exh. A hereto).

Finally, the United States Supreme Court has held that a nondiscriminatory application of the doctrine of *forum non conveniens* does not violate the Privileges and Immunities Clause of the United States Constitution. *See Missouri ex. rel. Southern Ry. Co. v. Mayfield*, 340 U.S. 1, 4 (1950). Many courts have reconciled the *forum non conveniens* doctrine with the Privileges and Immunities Clause through the simple observation that the doctrine does not turn on considerations of domestic residence or citizenship as against foreign residence or citizenship, but rather, on considerations of convenience and justice. *See Gore v. United States Steel Corp.*, 15 N.J. 301, 311 (NJ 1954); *Mowrey v. Duriron Co.*, 260 N.J. Super. 402, 412 (N.J. Super. Ct. App. Div. 1992); *Adkins v. Underwood,* 520 F.2d 890, 894 (7th Cir. 1975). Although residency is a factor to consider, it is only part of a much more comprehensive analysis to determine which forum will better serve the interests of convenience and justice. *See id.* As long as a Georgia court's decisions in a *forum non conveniens* analysis turn on factors other than citizenship, it can dismiss suits under the doctrine without violating the Privileges and Immunities Clause. Therefore, the *Brown* holding, interpreted to ban the doctrine of *forum non conveniens* as a violation of the Privileges and Immunities Clause in all circumstances, is clearly overbroad. Georgia courts, like the vast majority of other state courts in the United States, should have the ability to preserve judicial resources by dismissing suits with no connection to the State.

E. Standard for a *forum non conveniens* analysis

The *forum non conveniens* analysis involves two steps. First, the Court must determine whether another adequate forum is available to the litigants. *See Gulf Oil Corp. v. Gilbert,* 330 U.S. 501, 506-07 (1947).[4] If another forum is available, then the court must consider certain private and public interest factors to determine whether the facts weigh in favor of dismissal. *See id.* at 508-09. The trial court should not give controlling weight to any one factor. *See Sigalas v. Lido Maritime, Inc.,* 776 F.2d 1512, 1519 (11th Cir. 1985).

The courts of South Carolina constitute an adequate, available alternative for the parties to this action because PwC is amenable to process there and because the remedy

---

[4] The threshold inquiry for any *forum non conveniens* analysis is whether an alternative forum is available. Apart from this requirement, there is no uniform standard for this analysis. Most courts, however, have adopted the standard articulated by the Supreme Court in *Gilbert. See e.g.* Jacques Soiret, *The Foreign Defendant: Overview of Principles Governing Jurisdiction, Venue, Extraterritorial Service of Process and Extraterritorial Discovery in U.S. Courts,* 28 TORT & INS. L. J. 533, § (E)(1) ("The vast majority of states have adopted the federal approach to [the doctrine of *forum non conveniens*] or have endorsed minor variations.")

available in that forum is not "clearly unsatisfactory." *See Piper Aircraft Co. v. Reyno*, 454 U.S. 235, 255 n.22, 102 S.Ct. 252, 265 n.22 (1981) (alternate forum is adequate where the defendant is "amenable to process" and remedy offered by that forum is not "clearly unsatisfactory"); *Folkens v. Hunt*, 300 S.C. 251, 387 S.E.2d 265 (1990) (economic damages recoverable in accountant malpractice action in South Carolina). Indeed, the financial failure and bankruptcy[5] of Safety-Kleen has resulted in numerous lawsuits currently pending in the United States District Court for the District of South Carolina. *See In re Safety-Kleen Corp. Bondholders Litigation*, Consol. Case No. 3-00-1145-17; *In re Safety-Kleen Corp. Stockholders Litigation*, C/A No.: 3:00-CV-736-17; *In re Safety-Kleen Security Litigation (Rollins Security Holder Class)*, Case No. 3-00-1343-17; *In re Laidlaw Stockholders Litigation*, C/A 3:00-855-17.

The private interest factors typically considered include: (1) the relative ease of access to sources of proof; (2) the availability of compulsory process for attendance of unwilling witnesses, and the cost of obtaining attendance of willing witnesses; (3) the possibility of a view of the premises, if a view would be appropriate to the action; and (4) all other practical problems that make trial of a case easy, expeditious, and inexpensive. *See id.* at 508-509. The public interest factors typically considered include: (1) the administrative difficulties flowing from court congestion; (2) the "local interest in having localized controversies decided at home;" (3) the avoidance of unnecessary problems in

---

5 *See In re Safety-Kleen Corp., et al.*,; Chapter 11 Case No. 00-2303 (PJW) in the U.S. Bankruptcy Court for the District of Delaware. The pendency of this bankruptcy proceeding and the Plaintiff Lenders' claims in that proceeding could result in delays in discovery and in the calculation of the Plaintiff Lenders' alleged damages, if any, since they are likely to recover at least some portion of the loan amounts from Safety-Kleen through the bankruptcy proceedings.

the application of foreign law; and (4) the unfairness of burdening citizens in an unrelated forum with jury duty. *Id.*

In this instance, there is no point addressing these factors in detail because none of the factors favor retaining jurisdiction in Georgia. Again, none of the parties or other entities that will be involved in this action have any meaningful connection with the State of Georgia. None of the witnesses, documents, or other evidence relevant to this case are located in Georgia. The plaintiffs' principal places of business, as well as the defendant's, are all located in states other than Georgia.[6] PwC performed its work primarily in and delivered its reports in South Carolina. It is obvious, therefore, that the public and private interest factors weigh entirely in favor of dismissal in Georgia so that the case may be tried in South Carolina.

IV.

CONCLUSION

For all the foregoing reasons, plaintiffs' complaint should be dismissed so that their claims may be adjudicated in South Carolina, or in the alternative, these proceedings should be stayed pending the Georgia Supreme Court's decision in the *Sigala* case.

---

[6] The plaintiffs' principal places of business include: (1) Toronto Dominion (Texas), Inc. - Houston, Texas; (2) Toronto-Dominion Bank – Toronto, Canada; (3) Van Kampen American Capital Prime Rate Income Trust – Oakbrook Terrace, Illinois; (4) Van Kampen Senior Floating Rate Fund – Oakbrook Terrace, Illinois; (5) Van Kampen CLO I, Ltd. – Cayman Islands; (6) Van Kampen CLO II, Ltd. – Cayman Islands; (7) Eaton Vance Senior Debt Portfolio – Boston, Massachusetts; (8) Oak Hill Securities Fund, LP – Fort Worth, Texas; (9) Archimedes Funding L.L.C. – Delaware; (10) Archimedes Funding II, Ltd. – George Town, Grand Cayman; (11) Archimedes Funding III, Ltd. – Cayman Islands; (12) SEQUILS – ING I (HBDGM) – Cayman Islands. In addition, although the plaintiffs' petition alleges that Plaintiff Wachovia Bank, N.A. maintains as its principal place of business offices in Atlanta, Georgia, its principal place of business is, in fact, located in Winston-Salem, North Carolina.

DATE: February 27, 2001

Respectfully submitted,

ALSTON & BIRD LLP

By: [signature]

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
State Bar No. 00786500
John R. Crews
State Bar No. 00785529
Alan R. Struble
State Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT

CERTIFICATE OF SERVICE

This is to certify that I have this the 27th day of February, 2001, served upon all parties of record the within and foregoing Defendant PricewaterhouseCoopers LLP's Motion for Protective Order, by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

M. Lynn Sykes

M. Lynn Sykes

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, AK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDIES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION NUMBER 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S
MOTION TO DISMISS, OR ALTERNATIVELY, TO STAY PROCEEDINGS

Defendant PricewaterhouseCoopers LLP ("PwC") hereby moves this Court to dismiss Plaintiffs' Complaint pursuant to the doctrine of *forum non conveniens*. The Georgia Supreme Court is currently considering whether the courts of this state have inherent authority, under the doctrine of *forum non conveniens*, to decline to exercise jurisdiction over disputes that have no connection with Georgia. *See AT&T Corp. v. Sigala*, Georgia Supreme Court Docket No. S01A0465 (oral argument set for March 12, 2001). Currently, Georgia is one of only three states that have not adopted, in some form, the doctrine of *forum non conveniens.* It is therefore reasonable to anticipate that the Georgia Supreme Court will adopt the doctrine, at least in some form, and Plaintiffs' Complaint presents a textbook example of a case that should be dismissed pursuant to *forum non conveniens.*.

An adequate forum is available to Plaintiffs in the courts of South Carolina. Public and private interest factors weigh heavily in favor of *forum non conveniens* dismissal because Plaintiffs' claims have absolutely no connection to the State of Georgia.

For these reasons, as set forth more thoroughly in the Brief of Defendant PricewaterhouseCoopers LLP in Support of Motion to Dismiss or Alternatively to Stay Proceedings, filed concurrently herewith, PwC respectfully requests that this Court dismiss Plaintiffs' Complaint so that their claims may be adjudicated in South Carolina. Alternatively, PwC moves this Court to stay these proceedings pending the Georgia Supreme Court's decision in *Sigala.*

Respectfully submitted, this 27th day of February, 2001.

By: [signature]

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this the 27th day of February, 2001, served upon all parties of record the within and foregoing Defendant PricewaterhouseCoopers LLP's Motion to Dismiss, or Alternatively, to Stay Proceedings, by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

M Lynn Sykes
M. Lynn Sykes

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

01 FEB 27 PM 4:26

FULTON COUNTY, GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, AK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDIES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD	)	CIVIL ACTION NUMBER 00 VS 012679 F
Plaintiffs,	)	
v.	)	
PRICEWATERHOUSECOOPERS LLP,	)	
Defendant.	)	

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MOTION TO DISMISS, OR ALTERNATIVELY, TO STAY PROCEEDINGS

Defendant PricewaterhouseCoopers LLP ("PwC") hereby moves this Court to dismiss Plaintiffs' Complaint pursuant to the doctrine of *forum non conveniens*. The Georgia Supreme Court is currently considering whether the courts of this state have inherent authority, under the doctrine of *forum non conveniens*, to decline to exercise jurisdiction over disputes that have no connection with Georgia. *See AT&T Corp. v. Sigala*, Georgia Supreme Court Docket No. S01A0465 (oral argument set for March 12, 2001). Currently, Georgia is one of only three states that have not adopted, in some form, the doctrine of *forum non conveniens.* It is therefore reasonable to anticipate that the Georgia Supreme Court will adopt the doctrine, at least in some form, and Plaintiffs' Complaint presents a textbook example of a case that should be dismissed pursuant to *forum non conveniens.*.

An adequate forum is available to Plaintiffs in the courts of South Carolina. Public and private interest factors weigh heavily in favor of *forum non conveniens* dismissal because Plaintiffs' claims have absolutely no connection to the State of Georgia.

For these reasons, as set forth more thoroughly in the Brief of Defendant PricewaterhouseCoopers LLP in Support of Motion to Dismiss or Alternatively to Stay Proceedings, filed concurrently herewith, PwC respectfully requests that this Court dismiss Plaintiffs' Complaint so that their claims may be adjudicated in South Carolina. Alternatively, PwC moves this Court to stay these proceedings pending the Georgia Supreme Court's decision in *Sigala.*

Respectfully submitted, this 27th day of February, 2001.

By: [signature]
William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this the 27th day of February, 2001, served upon all parties of record the within and foregoing Defendant PricewaterhouseCoopers LLP's Motion to Dismiss, or Alternatively, to Stay Proceedings, by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

M. Lynn Sykes

ATL01/10921726v1

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, AK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDIES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	)	CIVIL ACTION NUMBER 00 VS 012679 F

BRIEF OF DEFENDANT PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION TO DISMISS, OR ALTERNATIVELY, TO STAY PROCEEDINGS

I.

INTRODUCTION

Defendant PricewaterhouseCoopers LLP ("PwC") respectfully requests this Court to decline to exercise its jurisdiction over this dispute under the doctrine of *forum non conveniens* or, alternatively, to stay this matter pending the resolution of *AT&T Corp. v. Sigala*, Georgia Supreme Court Docket No. S01A0465. In *Sigala*, the Georgia Supreme Court has been asked to decide whether the courts of this State have inherent authority, under the doctrine of *forum non conveniens*, to decline to exercise jurisdiction over disputes that have no connection with Georgia.[1]

Although the outcome of the *Sigala* case is obviously uncertain, as shown below there are substantial reasons to anticipate that the Supreme Court will, at least in some manner, adopt the *forum non conveniens* doctrine. As things currently stand, Georgia is one of only three jurisdictions in the United States that has not adopted the doctrine in some form. Further, if the doctrine is adopted, this case presents a textbook example of facts under which dismissal is warranted, since there is virtually no connection between the events giving rise to this case and the State of Georgia.

Based on the allegations in the Complaint, this case arises out of two principal events: (1) PwC's audit work for Safety-Kleen Corporation and/or its predecessors, and (2) the decision of the plaintiff lenders to extend credit to Safety-Kleen Corporation and/or its predecessors. Neither of these events is in any way connected to Georgia. None of the plaintiff lenders resides in Georgia, neither Safety-Kleen Corporation nor its predecessors were Georgia corporations, PwC's audit work was not conducted in Georgia, and, to PwC's knowledge, no witnesses or other evidence are located in Georgia.

Under the doctrine of *forum non conveniens*, a pending case should be dismissed in favor of another available and adequate forum where that dismissal would serve the convenience of the parties and the ends of justice. In this case, the courts of South

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[1] The Georgia Supreme Court has set the *Sigala* case for oral argument on March 12, 2001. Consequently, pursuant to the "two-term rule" set forth in the Georgia Constitution, any decision by the Supreme Court in this case must be reached not later than July 31, 2001. *See* GA. CONST. ART. 6, SEC. 9, PARA. II; OCGA 15-2-4. For the Court's convenience, attached hereto as Exhibit A, and incorporated herein by reference, is a true and correct copy of the Joint Brief of Appellees and the Brief of Appellants in the *Sigala* case.

Carolina provide an adequate and available alternative. The factors that courts typically consider in a *forum non conveniens* analysis weigh heavily in favor of dismissal.

II.

BACKGROUND

The Plaintiffs in this case are a group of lenders (the "Plaintiff Lenders") who provided credit to Laidlaw Environmental Services, Inc. and/or its successor, Safety-Kleen Corporation (collectively "Safety-Kleen"). PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand LLP (collectively "PwC") audited the financial statements of Safety-Kleen between 1997 and 1999. Plaintiffs allege a single cause of action against PwC for negligent misrepresentation, alleging generally that Plaintiffs extended credit to Safety-Kleen in reliance on PwC's audit reports.

The principal issues in this case include whether Safety-Kleen's financial statements fairly stated the financial condition of the company in accordance with Generally Accepted Accounting Principles, whether PwC conducted its audit of Safety-Kleen in a non-negligent manner (that is, in accordance with Generally Accepted Auditing Standards), whether Safety-Kleen personnel provided any misinformation to PwC in the course of the audits, and whether the Plaintiff Lenders reasonably relied on PwC's audit work in connection with their decisions to extend credit to Safety-Kleen or otherwise. The relevant witnesses, therefore, for the most part consist of (1) PwC personnel who conducted the audits, (2) Safety-Kleen management and other personnel who provided information to PwC, and (3) personnel of the lenders or their agents who made loan or other decisions regarding Safety-Kleen. Most of the relevant witnesses are located in either North or South Carolina. *See* Affidavit of Peter A. Chepul ("Chepul Aff."), ¶ 7, attached hereto as Exhibit B and incorporated herein by reference.

PwC is not aware, on the other hand, of ***any*** connection whatsoever between the events giving rise to this case and the State of Georgia.[2] PwC conducted its field audit work primarily at Safety-Kleen's corporate headquarters in Columbia, South Carolina. *See* Chepul Aff., ¶ 4. The audit work was conducted primarily by personnel from PwC's Charlotte, North Carolina office, and consequently much of the work was performed there as well. *Id.* at ¶ 5. The Auditors' Reports or other reports resulting from PwC's work were issued by PwC in Charlotte, North Carolina, and were delivered to Safety-Kleen in Columbia, South Carolina. *Id.* at ¶ 5.

Although PwC has no first hand knowledge concerning the negotiation and formation of the credit agreements entered into between Safety-Kleen and the Plaintiff Lenders, the available information discloses no connection to Georgia. The first named Plaintiff in this case, Toronto Dominion (Texas), Inc. apparently acted as the General Administrative Agent under the credit agreements and, according to the Complaint, is a Delaware corporation with its principal place of business in Houston, Texas. *See* Chepul Aff., ¶¶ 9-10 and Tab 1 thereto (Amended and Restated Credit Agreement dated as of April 3, 1998 (the "April 3 Credit Agreement")); Complaint, ¶ 4. With one exception, discussed below, each of the Plaintiff Lenders alleges its principal place of business to be

---

[2] During the course of its audits of the 1998 and 1999 financial statements of Safety-Kleen, PwC did have several employees from its Atlanta office review the workers compensation, automobile liability, and general products liability self-insurance reserves in connection with Laidlaw Environmental Services, Inc.'s acquisition of Safety-Kleen Corp. Time billed for these reviews accounted for 5.5 hours and 29 hours during the 1998 and 1999 audits, respectively, which was less than 1% of the total in 1998 and slightly over 1% of the total in 1999. *See* Chepul Aff., ¶ 6. Since PwC's review of these self-insurance reserves are not at issue in this lawsuit, the review does not create a connection between the State of Georgia and the events giving rise to this lawsuit.

somewhere other than in Georgia. *See* Complaint, ¶¶ 4-16. The April 3 Credit Agreement itself is governed by New York law. *See* the April 3 Credit Agreement, ¶ 14.11 (Chepul Aff., Tab 1 (p. PWC 26313)). Further, each of the lenders agreed that any dispute concerning the April 3 Credit Agreement would be resolved in the federal or state courts in New York. *Id.* at ¶ 14.12 (Chepul Aff., Tab 1 (p. PWC 26313)).

After the initial borrowing, requests to borrow funds under the April 3 Credit Agreement were to be made to the General Administrative Agent in Houston, Texas, who would then make funds available by crediting the account of the company at the offices of Toronto Dominion Bank in Houston. *Id.* at ¶¶ 2.2 and 2.5 (Chepul Aff., Tab 1 (pp. PWC 26263-64, PWC 26266)).

The only hint of a connection between this case and the State of Georgia is found at Paragraph 6 of the Complaint, where Plaintiffs allege that "Plaintiff Wachovia Bank, N.A., 191 Peachtree Street, NE, Atlanta, Georgia is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia." However, Wachovia Bank is actually headquartered in Winston-Salem, North Carolina. *See* page 4 of the Prospectus Supplement of Wachovia Corporation dated June 4, 1999, a true and correct of which is attached hereto as Exhibit C and incorporated herein by reference. Further, any notices under the Creditor Agreement were to be delivered to Wachovia Bank at 1401 Main Street, Suite 705, Columbia, South Carolina, with copies to two locations in North Carolina and the Atlanta location identified in the Complaint. *See* April 3 Credit Agreement, Schedule 1.1F (Chepul Aff., Tab 1 (p. PwC 26326)). Consequently, it appears that bank representatives in South Carolina were primarily responsible for the decision to extend credit to Safety-Kleen.

III.

ARGUMENT

A. Despite its prior rejection of the doctrine, the Georgia Supreme Court is currently considering whether to adopt, at least in some form, the doctrine of *forum non conveniens.*

PwC acknowledges that the Georgia Supreme Court and appellate courts of this State have previously rejected judicial adoption of the *forum non conveniens* concept. *See, e.g., Brown v. Seaboard Coast Line R.R. Co.,* 229 Ga. 481 (1972). At the same time, the trend in other jurisdictions toward adopting the doctrine has turned into a landslide, such that today only three jurisdictions (Georgia, Montana and South Dakota) have not adopted the doctrine in some form. *See* Brief of Appellants, Exhibit A (titled "The Doctrine of Forum Non Conveniens in the 50 States and the District of Columbia") (at Exh. A hereto).

Against this backdrop, the Georgia Supreme Court has decided to revisit the *forum non conveniens* issue in *AT&T v. Sigala*. The specific issue raised in *Sigala* is as follows:

> Does a Georgia trial court have the inherent authority to dismiss, under the doctrine of *forum non conveniens*, a lawsuit brought by nonresident aliens for injuries occurring on foreign soil?[3]

The resolution of this issue could clearly lead to this Court's ability, if not duty, to dismiss this case on *forum non conveniens* grounds. As a practical matter, given the clear state of Georgia precedent in this area and the lack of any divergence in the appellate

[3] *See* Joint Brief of Appellees, p.2 (at Exh. A hereto).

opinions, it seems obvious that the Supreme Court would not have taken the case absent a likelihood that the Appellants in *Sigala* would succeed on the merits.

B. Doctrine of *forum non conveniens*

The doctrine of *forum non conveniens* is a common law doctrine that is recognized in the federal courts and in almost every state in the country. *See* Brief of Appellants, Exhibit A (at Exh. A hereto). Some states have codified the doctrine, but most have found it to derive from the court's inherent authority "to control the administration of the litigation before it and to prevent its process from becoming an instrument of abuse, injustice, or oppression." *See, e.g., Baumgart v. Fairchild Aircraft Corp.*, 981 F.2d 824, 828 (5th Cir. 1993), *cert. denied*, 508 U.S. 973, 113 S.Ct. 2963, 125 L. Ed. 2d 663 (1993). Thus, most courts have not awaited legislative action before utilizing the doctrine as a means to preserve judicial resources and properly administer their dockets. *See* Brief of Appellants, Exhibit A (at Exh. A hereto).

The doctrine of *forum non conveniens* is simply that a court may decline to exercise jurisdiction upon considerations of convenience, efficiency, and justice. *See Atlantic Coast Line R.R. Co. v. Pope*, 209 Ga. 187, 191 (1952), *rev'd on other grounds*, 345 U.S. 379 (1953). Thus, it can aid in the preservation of precious judicial resources for the resolution of controversies by requiring that cases have reasonable connections to the jurisdiction in which they are filed. As the Florida Supreme Court stated in its decision to expand its doctrine of *forum non conveniens* to be co-extensive with the federal doctrine: "Nothing in our law establishes a policy that Florida must be a courthouse for the world, nor that the taxpayers of the state must pay to resolve disputes utterly unconnected with the state's interests." *Kinney System, Inc. v. Continental Ins. Co.*, 674 So.2d 86, 88 (Fla. 1996).

C. Doctrine of *forum non conveniens* in Georgia

In the past, Georgia courts have felt constrained by the Georgia State Constitution and/or State Statutes in denying the use of *forum non conveniens* as a vehicle to dismiss suits which are not appropriately connected to the jurisdiction. For example, in *Atlantic Coast Line R.R. Co. v. Wiggins,* 77 Ga. App. 756 (1948), apparently the first Georgia case to consider the issue, the court concluded that Article I, Section 1, Paragraph 12 of the Georgia Constitution precluded Georgia trial courts from employing the *forum non conveniens* doctrine in a case brought by a Georgia resident. *Id.* at 912. That paragraph provides: "[n]o person shall be deprived of the right to prosecute or defend, either in person or by an attorney, that person's own cause in any of the courts in this state." Even so, the court was careful to limit its holding only to cases where Georgia residents were the plaintiffs. *See id.*

In *Brown v. Seaboard Coast Line R.R. Co.,* 229 Ga. 481 (1972), the Georgia Supreme Court considered whether *forum non conveniens* was available to warrant dismissal of a suit brought by a non-Georgia citizen. The Court held that Georgia Code Sections 79-205 and 79-206, which grant Georgia citizens "the right to appeal to the courts," require Georgia courts to entertain suits brought by Georgia residents. *Id.* at 482. The Court then concluded the Privileges and Immunities Clause of the United States Constitution "prohibits Georgia courts from applying [the doctrine of *forum non conveniens*] to citizens of other States who are non-residents of Georgia." *Id.*

Since *Brown*, the reasoning underpinning the prior refusal of the Supreme Court and the courts of appeal to adopt the *forum non conveniens* doctrine has become increasingly suspect. First, the Georgia Supreme Court has acknowledged in other contexts that the State Constitution was never intended to give Georgia citizens an absolute right to access the Courts. In *State of Georgia v. Mosely,* 263 Ga. 680 (1993), for example, the Georgia Supreme Court acknowledged that Article I, Section 1, Paragraph 12 of the Constitution was only intended to provide litigants with a right of choice between self-representation and representation by counsel, and was never intended to provide an expansive right of "access to the courts." *Id.* at 681. Indeed, the Court had reached this conclusion almost ten years earlier in *Nelms v. Georgian Manor Condo. Assoc.*, 253 Ga. 410, 413 (1984).

In *Nelms,* the Supreme Court reviewed the constitutional history of Article I, Section 1, noting that, at the time of adoption of a predecessor constitutional provision, some courts in the State prohibited individuals from appearing before them without an attorney. The Court noted "[t]his Court, after examining this constitutional history, construed the provision in the Constitution of 1945 'as primarily intended to guarantee the right of self-representation in the courts of this State . . . or by an attorney or both, and is only incidentally recognizing the inherent right of access to the courts.'" *Id.*, citing *Bloomfield v. Liggett & Myers, Inc.*, 230 Ga. 484 (1973). The Supreme Court then concluded that this article "was not intended to afford a general 'right of access' to the courts of this State, but that its purpose, as this Court stated in *Bloomfield v. Liggett & Myers, supra.*, was intended to provide the right of self-representation to every person." *Id.* (emphasis added).

There is no sound basis for concluding that Georgia statutes guaranteeing Georgia residents "the right to appeal to the courts" were intended to confer any greater rights than those granted to Georgia citizens by the State Constitution. More importantly, there is no sound basis for concluding that such a "right to appeal to the courts" was intended to deprive Georgia courts of the ability to manage their own dockets. A number of courts in other states have specifically held that similar constitutional or statutory provisions are not inconsistent with application of the *forum non conveniens* doctrine in appropriate cases. *See Howard v. Colony Ford Truck Ctr., Inc.*, 1996 Conn. Super LEXIS 2107, *4 (Conn. Super. Ct. 1996); *Chambers v. Merrell-Dow Pharm., Inc.*,, 519 N.E.2d 370, 378 (Ohio 1988); *Gardner v. Norfolk & W. Ry.*, 372 S.E.2d 786, 793 (W. Va. 1988), *overruled in part, Norfolk v. W. Ry. v. Tsapis*, 400 S.E.2d 239 (1990)). Numerous other courts have judicially adopted the doctrine in states that have similar constitutional or statutory provisions. *See* Brief of Appellants, Exhibit A (at Exh. A hereto).

Finally, the United States Supreme Court has held that a nondiscriminatory application of the doctrine of *forum non conveniens* does not violate the Privileges and Immunities Clause of the United States Constitution. *See Missouri ex. rel. Southern Ry. Co. v. Mayfield*, 340 U.S. 1, 4 (1950). Many courts have reconciled the *forum non conveniens* doctrine with the Privileges and Immunities Clause through the simple observation that the doctrine does not turn on considerations of domestic residence or citizenship as against foreign residence or citizenship, but rather, on considerations of convenience and justice. *See Gore v. United States Steel Corp.*, 15 N.J. 301, 311 (NJ 1954); *Mowrey v. Duriron Co.*, 260 N.J. Super. 402, 412 (N.J. Super. Ct. App. Div. 1992); *Adkins v. Underwood*, 520 F.2d 890, 894 (7th Cir. 1975). Although residency is a factor to consider, it is only part of a much more comprehensive analysis to determine which forum will better serve the interests of convenience and justice. *See id.* As long as a Georgia court's decisions in a *forum non conveniens* analysis turn on factors other than citizenship, it can dismiss suits under the doctrine without violating the Privileges and Immunities Clause. Therefore, the *Brown* holding, interpreted to ban the doctrine of *forum non conveniens* as a violation of the Privileges and Immunities Clause in all circumstances, is clearly overbroad. Georgia courts, like the vast majority of other state courts in the United States, should have the ability to preserve judicial resources by dismissing suits with no connection to the State.

E. Standard for a *forum non conveniens* analysis

The *forum non conveniens* analysis involves two steps. First, the Court must determine whether another adequate forum is available to the litigants. *See Gulf Oil Corp. v. Gilbert*, 330 U.S. 501, 506-07 (1947).[4] If another forum is available, then the court must consider certain private and public interest factors to determine whether the facts weigh in favor of dismissal. *See id.* at 508-09. The trial court should not give controlling weight to any one factor. *See Sigalas v. Lido Maritime, Inc.*, 776 F.2d 1512, 1519 (11th Cir. 1985).

The courts of South Carolina constitute an adequate, available alternative for the parties to this action because PwC is amenable to process there and because the remedy

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[4] The threshold inquiry for any *forum non conveniens* analysis is whether an alternative forum is available. Apart from this requirement, there is no uniform standard for this analysis. Most courts, however, have adopted the standard articulated by the Supreme Court in *Gilbert*. *See e.g.* Jacques Soiret, *The Foreign Defendant: Overview of Principles Governing Jurisdiction, Venue, Extraterritorial Service of Process and Extraterritorial Discovery in U.S. Courts,* 28 TORT & INS. L. J. 533, § (E)(1) ("The vast majority of states have adopted the federal approach to [the doctrine of *forum non conveniens*] or have endorsed minor variations.")

available in that forum is not "clearly unsatisfactory." *See Piper Aircraft Co. v. Reyno*, 454 U.S. 235, 255 n.22, 102 S.Ct. 252, 265 n.22 (1981) (alternate forum is adequate where the defendant is "amenable to process" and remedy offered by that forum is not "clearly unsatisfactory"); *Folkens v. Hunt*, 300 S.C. 251, 387 S.E.2d 265 (1990) (economic damages recoverable in accountant malpractice action in South Carolina). Indeed, the financial failure and bankruptcy[5] of Safety-Kleen has resulted in numerous lawsuits currently pending in the United States District Court for the District of South Carolina. *See In re Safety-Kleen Corp. Bondholders Litigation*, Consol. Case No. 3-00-1145-17; *In re Safety-Kleen Corp. Stockholders Litigation*, C/A No.: 3:00-CV-736-17; *In re Safety-Kleen Security Litigation (Rollins Security Holder Class)*, Case No. 3-00-1343-17; *In re Laidlaw Stockholders Litigation*, C/A 3:00-855-17.

The private interest factors typically considered include: (1) the relative ease of access to sources of proof; (2) the availability of compulsory process for attendance of unwilling witnesses, and the cost of obtaining attendance of willing witnesses; (3) the possibility of a view of the premises, if a view would be appropriate to the action; and (4) all other practical problems that make trial of a case easy, expeditious, and inexpensive. *See id.* at 508-509. The public interest factors typically considered include: (1) the administrative difficulties flowing from court congestion; (2) the "local interest in having localized controversies decided at home;" (3) the avoidance of unnecessary problems in

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[5] *See In re Safety-Kleen Corp., et al.*,; Chapter 11 Case No. 00-2303 (PJW) in the U.S. Bankruptcy Court for the District of Delaware. The pendency of this bankruptcy proceeding and the Plaintiff Lenders' claims in that proceeding could result in delays in discovery and in the calculation of the Plaintiff Lenders' alleged damages, if any, since they are likely to recover at least some portion of the loan amounts from Safety-Kleen through the bankruptcy proceedings.

the application of foreign law; and (4) the unfairness of burdening citizens in an unrelated forum with jury duty. *Id.*

In this instance, there is no point addressing these factors in detail because none of the factors favor retaining jurisdiction in Georgia. Again, none of the parties or other entities that will be involved in this action have any meaningful connection with the State of Georgia. None of the witnesses, documents, or other evidence relevant to this case are located in Georgia. The plaintiffs' principal places of business, as well as the defendant's, are all located in states other than Georgia.[6] PwC performed its work primarily in and delivered its reports in South Carolina. It is obvious, therefore, that the public and private interest factors weigh entirely in favor of dismissal in Georgia so that the case may be tried in South Carolina.

IV.

CONCLUSION

For all the foregoing reasons, plaintiffs' complaint should be dismissed so that their claims may be adjudicated in South Carolina, or in the alternative, these proceedings should be stayed pending the Georgia Supreme Court's decision in the *Sigala* case.

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6 The plaintiffs' principal places of business include: (1) Toronto Dominion (Texas), Inc. - Houston, Texas; (2) Toronto-Dominion Bank – Toronto, Canada; (3) Van Kampen American Capital Prime Rate Income Trust – Oakbrook Terrace, Illinois; (4) Van Kampen Senior Floating Rate Fund – Oakbrook Terrace, Illinois; (5) Van Kampen CLO I, Ltd. – Cayman Islands; (6) Van Kampen CLO II, Ltd. – Cayman Islands; (7) Eaton Vance Senior Debt Portfolio – Boston, Massachusetts; (8) Oak Hill Securities Fund, LP – Fort Worth, Texas; (9) Archimedes Funding L.L.C. – Delaware; (10) Archimedes Funding II, Ltd. – George Town, Grand Cayman; (11) Archimedes Funding III, Ltd. – Cayman Islands; (12) SEQUILS – ING I (HBDGM) – Cayman Islands. In addition, although the plaintiffs' petition alleges that Plaintiff Wachovia Bank, N.A. maintains as its principal place of business offices in Atlanta, Georgia, its principal place of business is, in fact, located in Winston-Salem, North Carolina.

DATE: February 27, 2001

Respectfully submitted,

ALSTON & BIRD LLP

By: [signature]

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
State Bar No. 00786500
John R. Crews
State Bar No. 00785529
Alan R. Struble
State Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT

CERTIFICATE OF SERVICE

This is to certify that I have this the 27th day of February, 2001, served upon all parties of record the within and foregoing Defendant PricewaterhouseCoopers LLP's Motion for Protective Order, by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

M. Lynn Sykes
M. Lynn Sykes

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	§	CIVIL ACTION NUMBER 00 VS 012679 F

PLAINTIFFS' RESPONSE TO DEFENDANT PRICEWATERHOUSECOOPERS' MOTION TO DISMISS OR ALTERNATIVELY TO STAY PROCEEDINGS

Defendant PricewaterhouseCoopers LLP ("PwC") has moved this Court to dismiss, or alternatively stay, these proceedings indefinitely because somehow PwC **knows** that:

1. The Georgia Supreme Court will render an opinion in a pending matter, *AT&T Corp. v. Sigala*, that will *overrule* existing precedent, usurp the recognized prerogative of the Georgia legislature, and judicially adopt a form of the common law doctrine of *forum non conveniens*.

2. The test adopted by the Georgia Supreme Court will be such that this case will fit the requirements to such a degree that this Court will be *compelled* to dismiss this action in favor of another forum.

3. The Georgia Supreme Court will require this court to apply any new rule or doctrine *retroactively* to this pending matter, even though the new rule or doctrine would have been created by the overruling of clear precedent on

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which the plaintiffs relied and even though retroactive application would cause prejudice.

4. The Georgia Supreme Court will act in such an expedited manner that none of the parties legitimately before this Court will be additionally prejudiced by the delay sought by PwC's motion.

5. And that in adopting the contours of the *forum non conveniens* test it chooses, the Georgia Supreme Court will *reject* the inclusion of one of the standard, bedrock provisions for any such doctrine, *i.e.*, that any discovery taken in this action will be admissible and applicable in the new matter.

Just to list the contingencies that must occur before PwC's motion makes any sense highlights its absurd nature. The motion must be denied, and discovery in this action allowed to begin.

Argument

1. PricewaterhouseCoopers cannot justify a stay of discovery.

PwC comes to this Court with a truly extraordinary request. PwC does **not** seek an order precluding discovery because plaintiffs' requests seek privileged material, or because the discovery sought is burdensome, or because the discovery sought is in any way alleged to be irrelevant. PwC seeks an order from this Court completely prohibiting any discovery in this matter because *it believes* that there could be a 180° turnaround in Georgia law that *might* be applicable, and then *may* be followed in this case.

Moreover, PwC does not and cannot argue that discovery of the requested documents should not or will not *ever* be proper, or that plaintiffs are not entitled to the discovery they seek. Thus the *only* effect of any granting of the PwC motion would be to delay PwC's day of reckoning. As such,

Georgia law makes it clear that PwC has not met the long-established standard required for the requested protective order:

> Good cause for the issuance of a protective order designed to frustrate discovery must be clearly demonstrated. Such cause necessarily is not established by stereotyped or conclusional statements, bereft of facts. The trial court does have a wide discretion in the entering of orders permitting or preventing the use of interrogatories or taking of depositions for discovery which are oppressive, unreasonable, unduly burdensome or expensive, harassing, harsh, insulting, annoying, embarrassing, incriminating or directed to wholly irrelevant and immaterial or privileged matters, or as to matter concerning which full information is already at hand.

Young v. Jones, 149 Ga. App. 819, 824, 256 S.E.2d 58, 62 (1979) (citations omitted).

Here, PwC has concluded not only *how* the Georgia Supreme Court will rule in *Sigala*, but also that the new law will be applied retroactively to this case *and* that the contours of the rule adopted will be such that this Court will be *compelled* to dismiss this matter in favor of another forum. Such "reasoning" is the rankest form of "conclusional" argument seeking to completely frustrate discovery in this case.

As further explained by the Georgia Court of Appeals, protective orders are only "intended to be protective – not prohibitive – and, until such time as the court is satisfied by substantial evidence that bad faith or harassment motivates the [discoveror's] action, the court should not intervene to limit the scope of pretrial discovery." *Travis Meat & Seafood Co. v. Ashworth*, 127 Ga. App. 284, 288-89, 193 S.E.2d 166, 169-70 (Ga. App.1972).

PwC's request for a protective order is not based on allegations of bad faith or harassment;[1]

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[1]Although PwC makes vague references to the burdensome and/or improper nature of some of plaintiffs' requests, no argument or proof justifying the requested ban on discovery is attempted by PwC, and thus none of the legitimate bases for a protective order under Georgia law are even presented by PwC's motion. Moreover, even if they were, the rote objections of burden, privilege,

at root level, it is based only on the hope for some delay. Indeed, well before the Georgia Supreme Court heard argument in *Sigala*, PwC had already proposed a stipulated pre-trial discovery scheduling order for this case that contemplated the completion of fact discovery within a year. *See* Letter dated January 22, 2001, from Michael P. Kenny, Attorney for Defendant, to Tony L. Axam, Attorney for Plaintiffs, and accompanying proposed Stipulated Pretrial Scheduling Order, attached hereto as Exhibit 1 and incorporated herein by reference.

As demonstrated by the remainder of this motion, there is no legal basis to support the defendant's hope for delay, even *if* such hope was a legitimate ground for a protective order under

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confidential information and relevance routinely lodged by accounting firms – and overruled by trial courts – are and will be insufficient to preclude the requested discovery. And that is not merely plaintiffs' "conclusional" guess, but the considered opinion of courts across the country that have been faced with such objections. *See Gohler v. Wood*, 162 F.R.D. 691, 696 (D. Utah 1995) (ordering production of Deloitte & Touche's audit practice manuals); *One Bancorp Sec. Litig.*, 134 F.R.D. 4, 11 & n.6 (D. Maine 1991) (ordering production of Ernst & Young's internal audit materials); *Fields v. Oliver's Stores, Inc.*, No. 87 Civ. 0894, 1991 WL 44845 (S.D.N.Y. Mar. 2, 1990) (ordering production of Touche Ross' internal audit manuals); *Rembold v. Pacific First Fed. Sav. Bank*, No. 85-224-FR, 1989 WL 122451 (D. Or. Sep. 22, 1989) (ordering production of Price Waterhouse's audit manuals); *In re Crazy Eddie Sec. Litig.*, No. 87 C 0033, 1988 WL 127457 (E.D.N.Y. Nov. 18, 1988) (ordering production of Peat Marwick's internal audit manuals); *Deloitte Haskins & Sells v. Green*, 370 S.E.2d 194 (Ga. App. 1988) (rejecting accountant's claims that internal documents and personnel files were either privileged or irrelevant); *Rosen v. Dick*, [1975 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 94,989, at 97,433 (S.D.N.Y. 1975) (holding that production of internal accounting procedures was proper, as the need for the information outweighed the need to protect any alleged trade secrets); *Master Palletizer Sys., Inc. v. T.S. Ragsdale Co.*, 123 F.R.D. 351 (D. Colo. 1988) (ordering production of internal Arthur Andersen materials); *see also Portland Gen. Holdings, Inc. v. Deloitte & Touche*, No. 920900386 (3rd Judicial Dist. Jul. 28, 1993) (ordering production of Deloitte's internal audit manuals because "[t]his information is relevant to determine and establish a standard of care, scienter, and any improper procedural omissions"), *cited in Gohler*, 162 F.R.D. at 696 n.3; *In re Bonneville Pacific Corp.*, No. 91A-27701 (Bankr. D. Utah Jan. 7, 1993) (granting a motion to compel production of Deloitte's internal practice manuals), *aff'd sub nom. Deloitte & Touche v. Roger G. Segal, Trustee*, No. 93C-27J (D. Utah Feb. 22, 1993), *cited in Gohler*, 162 F.R.D. at 696 n.3.

Georgia law, which it obviously is not.

2. The Georgia Supreme Court has consistently rejected judicial adoption of the *forum non conveniens* doctrine.

Needless to say, the first leap of faith presented by PwC's motion is the greatest. Georgia courts – including the Supreme Court – have consistently acknowledged that the Georgia Constitution prevents a state court from refusing to exercise its jurisdiction over a matter filed before it. *See* Brief of Appellants AT&T Corp., *et al.*, at 19-20, *AT&T Corp. v. Sigala*, No. S01A0465, In the Supreme Court, State of Georgia, attached as Exhibit A to Defendant's Motion. Indeed, the Georgia Supreme Court has recently reaffirmed this principle, noting that "[b]ecause the courts of Georgia have no inherent authority to decline to exercise the jurisdiction otherwise granted by our constitution, the doctrine of *forum non conveniens* is generally controlled by statutory provisions." *Holtsclaw v. Holtsclaw*, 269 Ga. 163, 163-64, 496 S.E.2d 262, 263 (Ga. 1998), *citing Gay v. Piggly Wiggly Southern, Inc.*, 183 Ga. App. 175, 182, 358 S.E.2d 468, 474 (Ga. App. 1987) (noting that it is for the Georgia legislature to adopt any doctrine of *forum non conveniens*); *Smith v. Board of Regents of the University System of Georgia*, 165 Ga. App. 565, 566, 302 S.E.2d 124, 126 (Ga. App. 1983) (noting that the doctrine of *forum non conveniens* has "never been expressly sanctioned in Georgia courts"); *see also Patterson v. Patterson*, 271 Ga. 306, 307, 519 S.E.2d 438, 439 (Ga. 1999) ("The courts of Georgia have no inherent authority to decline to exercise their jurisdiction, and when doing so will generally be governed by statutory provisions."); *Southern Ry. Co. v. Goodman*, 259 Ga. 339, 380 S.E.2d 460 (Ga. 1989) (case in which the Georgia Supreme Court granted *certiorari* review and then *affirmed* the trial court's denial of *forum non conveniens* motion);[2] *Brown v. Seaboard Coast Line R.R. Co.*, 229 Ga. 481, 482, 192 S.E.2d 382, 383 (1972) (discussing constitutional basis for prohibition of *forum non conveniens*); *Atlantic Coast Line R. Co. v. Wiggins*, 77 Ga. App. 756, 760, 49 S.E.2d 909, 911 (Ga. App. 1948) (stating that "[w]hatever may be the rule in the Federal courts or in other states, we think our Constitution controls," and holding that state constitutional guarantees preclude application of *forum non conveniens* to a suit filed by a Georgia resident).

As set forth in the Brief of Appellees in the *Sigala* matter, there is no reason to believe that the Georgia Supreme Court is about to reverse decades of Georgia precedent and usurp the acknowledged power of the Georgia Legislature in this area – *especially* given the fact that as recently as two years ago that same Court rejected the notion that Georgia courts have the inherent authority to decline to exercise their jurisdiction, *see Patterson v. Patterson*, 271 Ga. 306, 307, 519 S.E.2d 438, 439 (Ga. 1999), **and** at the same time the Georgia State Senate rejected the statutory adoption of the *forum non conveniens* doctrine as well. *See* Brief of Appellees Sigala, *et al.* at 15-16 (discussing defeat of Senate Bill 124 (1999), which would have adopted *forum non conveniens* for Georgia state courts).

Therefore, this Court should reject the notion that the Georgia Supreme Court will *this time* decide to re-interpret the Georgia Constitution and ignore the most recent signals from the state legislature, and finally adopt *forum non conveniens* after over fifty years of rulings the other way.

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[2] Of course, the procedure and results in *Patterson* and *Southern Railway* run directly counter to PwC's prediction that the Georgia Supreme Court's decision to hear *Sigala* somehow signals a change in its thinking about *forum non conveniens*.

3. **There is no guarantee that any *forum non conveniens* test adopted <u>by the Georgia Supreme Court will compel dismissal of this action</u>.**

And even if the Georgia Supreme Court rules in the Appellants' favor in *Sigala*, there is no reason to believe that any *forum non conveniens* practice as adopted in that case will compel dismissal of this action. Indeed, the most likely outcome in *Sigala* would have no impact on this matter whatsoever. That is because, despite PwC's assertion to the contrary, the facts and circumstances of *Sigala* make it completely distinguishable from the case presented here.

In *Sigala*, several Venezuelan nationals brought personal injury claims against Georgia residents in a Georgia state court. Here, a *Georgia resident plaintiff* – and others – have sued a *Georgia resident defendant* in a commercial dispute based, in part, on actions with a clear nexus to this state. *See* Affidavit of Richard Armstrong, Executive Vice President of Wachovia Bank ("Armstrong Aff.," ¶¶ 3-6, attached hereto as Exhibit 2 and incorporated herein by reference) (explaining that Atlanta is the Georgia headquarters for plaintiff Wachovia Bank and its Southeast Corporate Division; that the Southeast Corporate Division was the division directly responsible for Wachovia's decision to extend and maintain credit in reliance on PwC's representations; that the Wachovia team which made these decisions was headed by company officers in Atlanta; and that as a direct result of reliance on PwC's representations, Wachovia suffered injury in Atlanta).

Even the Defendants/Appellants in *Sigala* recognize that the circumstances presented by their case are significantly different from a legal, factual, and public policy perspective than the posture of this one. They do not even *seek* relief that would directly impact this case. *See* Brief of Appellants at 19 (attempting to distinguish clear Georgia constitutional and statutory authority that precludes *forum non conveniens* dismissal of a suit filed by a Georgia resident from application of the doctrine, as in *Sigala*, to "suits brought by nonresident aliens for injuries occurring on foreign soil").

In other words, even if the Georgia Supreme Court should actually decide to reverse the clear Georgia precedent discussed above, and usurp the prerogative of the Georgia Legislature, the most likely outcome in *Sigala* is the much more narrow adoption of a *forum non conveniens* doctrine along the lines of what the *Sigala* appellants have actually asked for -- a limited ability for Georgia state courts to apply *forum non conveniens* to personal injury cases brought by nonresident alien plaintiffs for actions originating outside this country. As such, the outcome in *Sigala* will have no direct meaning for this case in which a Georgia resident has joined with other states' citizens to prosecute claims arising in this country. *See Atlantic Coast Line R. Co. v. Wiggins*, 77 Ga. App. 756, 760, 49 S.E.2d 909, 911-12 (Ga. App. 1948) (holding that the Georgia Constitution prohibits application of *forum non conveniens* to cases brought by Georgia residents); *see also Southern Railway Co. v. Goodman*, 259 Ga. 339, 339-40, 380 S.E.2d 460, 461 (Ga. 1989); *Brown v. Seaboard Coast Line R. Co.*, 229 Ga. 481, 482, 192 S.E.2d 382, 383 (Ga. 1972) (both holding that Georgia courts cannot apply *forum non conveniens* to citizens of other states).

4. There is no guarantee that the Georgia Supreme Court will make any new *forum non conveniens* rule apply retroactively so that it impacts this case.

Not only does PwC ask this court to imagine that the Georgia Supreme Court will overrule over fifty years of settled precedent and announce a new *forum non conveniens* rule that would even facially apply to this case, it also wants this Court to assume that this new rule would be applied *retroactively* to pending cases such as this one even though the rule was not foreshadowed in the case law, its creation required the overruling of clear precedent, and retroactive application would upset the plaintiffs' reasonable expectations and reliance on prevailing law. Because the change in Georgia law that PwC hopes will result from *Sigala* should not be applied retroactively to this case, no justification exists to stay discovery.

In *Flewellen v. Atlanta Casualty Co.*, 250 Ga. 709, 712, 300 S.E.2d 673, 712 (Ga. 1983), the Georgia Supreme Court adopted the three part test set forth in *Chevron Oil Co. v. Huson*, 404 U.S. 97, 106-07 (1971), to determine whether a new court decision should apply retroactively.[3] First, the court should "[c]onsider whether the decision . . . established a new principle of law, either by overruling past precedent on which litigants relied, or by deciding an issue of first impression whose resolution was not clearly foreshadowed." *Flewellen*, 250 Ga. at 712. Second, the court must "[b]alance . . . the merits and demerits in each case by looking to the prior history of the rule in question, its purpose and effect, and whether retrospective operation would further or retard its operation." *Id.* Finally, the court must "[w]eigh the inequity imposed by retroactive application, for, if a decision could produce substantial inequitable results if applied retroactively, there is ample basis for avoiding the injustice or hardship by a holding of nonretroactivity." *Id.*

The first requirement here is clearly met; even PwC recognizes that its assumption that the Georgia Supreme Court will announce a judicial *forum non conveniens* doctrine involves a new rule. *See* Brief of Defendant PricewaterhouseCoopers LLP in Support of Motion to Dismiss, or

[3]Although the United States Supreme Court no longer applies the *Chevron Oil* test to determine the retroactive application under federal law of a judicial decision if that decision was applied to the original parties, *see Harper v. Virginia Dep't of Taxation*, 509 U.S. 86, 97 (1993), the retroactive application of judicial decisions in Georgia is still guided by the test first given in *Chevron Oil*, *see Ellis v. State*, 272 Ga. 763, 765, 534 S.E.2d 414, 416-17 (Ga. 2000).

Alternatively, to Stay Proceedings, at 6 ("PwC acknowledges that the Georgia Supreme Court and appellate courts of this State have previously rejected judicial adoption of the *forum non conveniens* concept.").

Nor has such a change been foreshadowed, as even PwC characterizes Georgia precedent as being in a "clear state" and notes the "lack of any divergence in the appellate opinions." *Id.* at 6-7. Moreover, the cases cited by PwC in support of its claim that the Georgia Constitution does not provide a broad right of access to the courts nowhere mention *forum non conveniens*. *See State v. Moseley*, 263 Ga. 680, 436 S.E.2d 632 (Ga. 1993); *Nelms v. Georgian Manor Condominium Assoc.*, 253 Ga. 410, 321 S.E.2d 330 (Ga. 1984). Even in the context of intrastate *forum non conveniens*, Georgia courts have stated that the legislature must make such decisions. *See Gay v. Piggly Wiggly Southern, Inc.*, 183 Ga. App. 175, 182, 358 S.E.2d 468, 474 (Ga. App.1987); *Smith v. Board of Regents*, 165 Ga. App. 565, 566, 302 S.E.2d 124, 126 (1983). Thus, the creation of even a limited judicial *forum non conveniens* power has not been foreshadowed, but would instead require the overruling of clear precedent.

Second, retroactive application is not necessary to further the purpose of the rule. Stated another way, limiting the rule to prospective applications would not undermine the rule's goals. Here, Georgia courts have never previously recognized a general *forum non conveniens* power; the only application of the rule has been in isolated contexts specifically allowed by statute. *See Holtsclaw*, 269 Ga. at 164. Thus, the retroactive application of a judicially-created general power would not further the purpose and effect of the new rule, as recognized by the Illinois Supreme Court when it declined to allow retroactive application of a new *forum non conveniens* rule to pending cases. *See Sunich v. Chicago & North Western Transp. Co.*, 478 N.E.2d 1362, 1364 (Ill. 1985) (stating that a prospective-only approach was appropriate because the purpose of the rule was primarily to affect a litigant's choice of forum).

And third, in determining whether to apply a rule retroactively to this matter, this Court must consider the inequity that will result. It is no accident this case is in Atlanta state court. This matter involves numerous plaintiffs from all around the country, and the claims and defenses alleged in the pleadings likewise concern events, acts, and omissions that occurred throughout the country. An efficient resolution of a dispute of this magnitude can best be accomplished by a consolidation of these specific claims in one forum. In recognition of this, the plaintiffs specifically chose Atlanta – not only because its centralized location provides access to major sources of transportation and because one of the plaintiffs' Georgia headquarters are here, but also because Georgia's rejection of the *forum non conveniens* doctrine would allow the plaintiffs to avoid the exact delay PwC now tries to engineer – especially during the early stages of discovery, which requires the same expenditure of resources no matter *where* the case is filed. It cannot be said that the plaintiffs' reliance was misplaced given all prior statements of Georgia law.

Moreover, the plaintiffs may be prejudiced by retroactive application of a *forum non conveniens* doctrine since the statute of limitations in other jurisdictions continues to run. While the plaintiffs could theoretically file identical lawsuits in every other potential forum, that is certainly not conducive to judicial economy and preservation of any party's resources. Nor is it an answer that PwC be required to stipulate a tolling of limitations since that would essentially give PwC control over the choice of forum (a right traditionally reserved to plaintiffs) by refusing to stipulate for certain forums.

And this prejudice is, of course, in addition to the additional expenditure of resources and delay that will necessarily occur before any hypothetical *forum non conveniens* rule is applied retroactively to dismiss this case, including the delay in awaiting the Georgia Supreme Court's decision and the delay associated with resolving all issues related to the application of any such decision to this case, not to mention the costs and delay associated with starting this lawsuit all over again in another forum.[4]

In sum, even if the Georgia Supreme Court announces a new *forum non conveniens* rule in *Sigala*, retroactive application of that rule would neither be required nor appropriate, let alone likely or certain, thus eliminating any reason for delaying discovery in this matter pending the ruling in *Sigala*.

---

[4]Similarly, in other cases where retroactive application would upset legitimate expectations based on prior law, Georgia courts do not apply judicial decisions retroactively. *See, e.g.*, *Lutz v. Foran*, 262 Ga. 819, 824, 427 S.E.2d 248, 252-53 (Ga. 1993); *Tolbert v. Whatley*, 223 Ga. App. 508, 512-13, 478 S.E.2d 587, 591-92 (Ga. App. 1996); *Federated Mut. Ins. Co. v. De Kalb County*, 176 Ga. App. 70, 72-76, 335 S.E.2d 873, 875-78 (Ga. App. 1985).

The cases in which judicial decisions have been applied retroactively are distinguishable on at least one of the following grounds. In some cases, the judicial decision was no surprise because prior law was not settled, the decision did not overrule prior law, or the change had been foreshadowed. *See, e.g.*, *Fender v. Adams Exterminators, Inc.*, 218 Ga. App. 62, 64 (Ga. App. 1995); *Otis Elevator Co. v. Tanner*, 208 Ga. App. 417, 418-19 (Ga. App. 1993); *Dart Container Corp. v. Jones*, 209 Ga. App. 331, 332-33 (Ga. App. 1993); *Carter v. Fulton-DeKalb County Hosp. Auth.*, 209 Ga. App. 384, 386 (Ga. App. 1993), *overruled on other grounds by Thomas v. Hosp. Auth. of Clarke County*, 264 Ga. 40 (Ga. 1994); *Abu-Khdeir v. T.J. Maxx, Inc.*, 191 Ga. App. 523, 524 (Ga. App. 1989); *Kilpatrick v. Foster*, 185 Ga. App. 453, 455 (Ga. App. 1987).

In other cases, the parties did not rely on prior law or they faced no unexpected prejudice from its application. *See, e.g.*, *Ellis v. State*, 272 Ga. 763, 764-65 (Ga. 2000); *Banks v. ICI Americas*, 266 Ga. 607, 608-09 (Ga. 1996); *Otis Elevator Co. v. Tanner*, 208 Ga. App. 417, 418-19 (Ga. App. 1993); *American Express Co. v. Baker*, 192 Ga. App. 21, 22-23 (Ga. App. 1989).

5. There is no guarantee that the Georgia Supreme Court will act in such an expedited manner that the parties currently before this Court <u>will be prejudiced by the delay inherently caused by PwC's motion</u>.

The Georgia Civil Practices Act provides for "discovery regarding any matter, not privileged, which is relevant to the subject matter involved in the pending action." O.C.G.A. § 9-11-26(b)(1). A bedrock precept of discovery (and, indeed, litigation) is that there should be as little delay in its resolution and discovery in order to avoid problems of fading memories and lost evidence. *See Carter v. Fulton-DeKalb County Hospital Authority*, 209 Ga. App. 384, 388, 433 S.E.2d 433, 436 (Ga. App. 1993) (Beasley, concurring specially) (noting problems caused by delay to the plaintiff who bears the burden of proof, including "problems of witness memory loss, difficulties of record-gathering, and the like"), *overruled on unrelated grounds by Thomas v. Hosp. Auth. of Clarke County*, 264 Ga. 40 (Ga. 1994); *Hatfield v. Great American Management & Investment, Inc.*, 190 Ga. App. 534, 538, 379 S.E.2d 544, 548 (Ga. App. 1989) (noting that delay aids a defendant "because the passage of time notoriously dims memories and scatters papers, all of which benefits [defendants] and handicaps the plaintiff who must prove his case should it go to trial").

There is no end in sight to the delay sought by PwC. Even if the Georgia Supreme Court issues a timely (if not *speedy* ruling) in *Sigala*, PwC's own motion confirms that this case would be put on hold for more than six months assuming the *earliest* date a ruling could be expected. And following that ruling (*if* it should go in PwC's favor), all parties *and* this Court know what will then come – a motion to continue the stay while the *forum non conveniens* issues are briefed and ruled upon. Meanwhile, memories fade and documents are lost; all without justification.

As noted herein there is no legal reason why this case should not proceed with discovery; any delay unfairly prejudices the plaintiffs. Moreover, as shown below, there is no *practical* reason for delay since any discovery obtained in this action may be used in any future case should PwC ultimately succeed, years from now, in its efforts at dismissal.

6. **Even if the Georgia Supreme Court allows for *forum non conveniens* dismissal, discovery here should still proceed since that discovery will be admissible in any new matter.**

Finally, even if PwC were absolutely correct regarding its predictions of what is to come from the Georgia Supreme Court, there is *still* no legitimate basis to preclude the requested discovery since it will be conducted anyway, and the materials obtained in this action can simply be used in any new case filed in another forum.

As PwC fails to note, one of the bedrock justifications for any *forum non conveniens* dismissal is judicial economy. Thus it should be no surprise that the standard requirements for entry of an order of *forum non conveniens* dismissal include either: (1) a stipulation by a defendant seeking such relief that materials produced in the initial action would be used in any subsequent litigation, *see Nicholson v. Pfizer, Inc.*, 717 N.Y.S.2d 593, 594 (N.Y. App. Div. 2000) (ordering *forum non conveniens* dismissal only if the defendant stipulates "that all discovery taken in the case to date may be used in a New Jersey action"); *Fonseca v. Frota Oceanica Brasileria, S.A.*, 412 N.Y.S.2d 145, 146 (N.Y. App. Div. 1979) (ordering *forum non conveniens* dismissal only if the defendants stipulate "to use in the Florida litigation to discovery already achieved in these consolidated actions"); and/or (2) that the defendant comply with discovery requests served under the law of the foreign forum and make evidence and witnesses as available as if the case were in the original court, *see Micro Agri-*

Equipment v. Sperry-New Holland Division of Sperry, Inc., No. 85-5397, 1985 U.S. Dist. Lexis 13038 (E.D. Pa. Dec. 9, 1985); *Fosen v. United Technologies Corp.*, 484 F. Supp. 490 (S.D.N.Y. 1980).

As noted above, nowhere does PwC make the argument that the discovery sought will or should never be produced; for some reason it just does not want to produce it in a Georgia lawsuit. That objection is without merit and should be rejected; there is no just cause for any delay even if PwC proves prescient about the result and ultimate contours of the *Sigala* decision.

Conclusion

PricewaterhouseCoopers' game plan of delay has been initiated, but with a motion utterly lacking in merit. PwC completely ignores all of the legitimate bases for issuance of a protective order under Georgia law, and instead asks this Court to completely prohibit any discovery in this matter because *it believes* that there could be a 180° turnaround in Georgia law that *might* be applicable, and then *may* be followed in this case. As shown above, none of the myriad determinations that must come true in order for PwC's motion to be granted are in the least bit probable. And even if they were – even if the Georgia Supreme Court rules *exactly* as PwC hopes it will in *Sigala* – that is *still* not sufficient justification to bar discovery in this case from going forward. Plaintiffs request that the motion be denied.

Respectfully submitted, this 22nd day of March, 2001.

SUSMAN GODFREY L.L.P.

By: S/ Stephen Susman

Stephen D. Susman, TX Bar No. 19521000
Marc M. Seltzer, CA Bar No. 54534
E. Lawrence Vincent, TX Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

AXAM, ADAMS & SECRET

Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 22nd day of March, 2001, served upon all parties of record the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

Tony L. Axam

Exhibit 1

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, AK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDIES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	)	CIVIL ACTION NUMBER 00 VS 012679 F

STIPULATED PRETRIAL SCHEDULING ORDER

Based on the number of parties, the out-of-state travel that will be required to complete discovery, and the complexity of many of the relevant issues, the Court, pursuant to O.C.G.A. § 9-11-16, enters this Stipulated Pretrial Scheduling Order:

1. Fact discovery, including written discovery and depositions, shall commence on February 14, 2001 and shall conclude on February 14, 2002.

2. Plaintiffs shall provide Defendant with expert reports, if any, for each expert Plaintiff expects to testify at trial not later than March 1, 2002.

3. Defendant shall take the depositions of Plaintiffs' experts between March

18, 2002 and March 25, 2002.

4. Defendant shall provide Plaintiffs with expert reports, if any, for each expert Defendant expects to testify at trial not later than April 8, 2002.

5. Plaintiffs shall take the depositions of Defendants' experts between April 22, 2002 and April 29, 2002.

6. Motions for summary judgment shall be filed on or before May 29, 2002.

7. If the Court denies, in whole or in part, the motions for summary judgment, the Court will then set the case for a final pretrial conference and trial.

SO ORDERED.

____
Susan B. Forsling
Judge, State Court of Fulton County

Entered the ____ day of ______________, 2001.

Agreed by:

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(404) 881-7000 (Telephone)
(404) 882-7777 (Facsimile)

ATTORNEYS FOR DEFENDANT

Tony L. Axam
Georgia Bar No. 029725
AXAM, ADAMS & SECRET, P.A.
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309
(404) 524-2233 (Telephone)
(404) 897-1376 (Facsimile)

ATTORNEY FOR PLAINTIFF

M. Byron Wilder
John R. Crews
Alan R. Struble

GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Dallas, Texas 75201
(214) 698-3100 (Telephone)
(214) 698-3400 (Facsimile)

ATTORNEYS FOR DEFENDANT

Stephen D. Susman
Marc M. Seltzer
E. Lawrence Vincent

SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202
(214) 754-1900 (Telephone)
(214) 754-1933 (Facsimile)

ATTORNEYS FOR PLAINTIFFS

Exhibit 2

IN THE STATE COURT OF FULTON COUNTY

STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD.,SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS L.L.P., Defendant.	CIVIL ACTION NUMBER: 00VS012679F

AFFIDAVIT OF RICHARD ARMSTRONG

STATE OF GEORGIA)
)
FULTON COUNTY)

1. Before me, the undersigned notary, a Notary Public in and for said County and said State, personally appeared Richard Armstrong, who is known to me, and who deposed and said the following.

2. My name is Richard Armstrong. I am over 21 years of age and am in all respects competent to make this affidavit. I am an Executive Vice President of Wachovia Bank, National Association ("Wachovia"). I am authorized and entitled to make this affidavit on behalf of Wachovia. Unless specifically stated otherwise, I have personal knowledge of the facts stated in this affidavit, and the matters stated below are true and correct.

3. Wachovia Bank, National Association (a/k/a Wachovia Bank, N.A.), is a national bank organized and existing under the laws of the United States. Wachovia is a plaintiff in the above entitled and captioned lawsuit. Wachovia's Georgia headquarters are located at 191 Peachtree Street, N.E., Atlanta, Georgia, Wachovia's top level executives, including Wachovia's CEO and President, maintain duplicate offices in both Atlanta and Winston-Salem, North Carolina.

4. As relevant to this particular lawsuit, Wachovia's Georgia headquarters house the headquarters for Wachovia's Southeast Corporate Division. It was Wachovia's Southeast Corporate Division that was

directly responsible for Wachovia's decision to participate in the 1997 and 1998 credit facilities which form the basis for this lawsuit.

5. Wachovia decided to participate in these credit facilities and extend tens of millions of dollars of credit only after a team of Wachovia officers investigated the credit proposals and recommended participation. The senior-most members of that team were myself, Richard Armstrong, an Executive Vice President of Wachovia, and Ed Hutchison, a Senior Vice President/Group Executive of Wachovia. Both individuals were based in Atlanta at that time, and are based there as well today.

6. Throughout the process of making the decision to participate in these credit agreements and the process of managing the outstanding credit relationship after Wachovia entered the agreements, Wachovia officers in Atlanta relied upon representations made by PricewaterhouseCoopers in connection with their audits of the financial statements of the borrowers and their predecessors. As a direct result of such reliance, Wachovia suffered damage, which was directly felt, among other places, in Atlanta.

FURTHER, AFFIANT SAYETH NOT.

Richard Armstrong

Sworn to and subscribed before me
this 12th day of March, ~~2000~~ 2001

Sandra Thompson
Notary Public

My Commission Expires:

Notary Public, Georgia, State at Large
My Commission Expires 12-2-04

14887

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

2001 APR 23 AM 3:39

CLERK STATE COURT OF FULTON COUNTY, GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION NO. 00 VS 012679 F

REPLY BRIEF OF DEFENDANT PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION TO DISMISS, OR ALTERNATIVELY, TO STAY PROCEEDINGS

I.
PLAINTIFFS' RESPONSE TO PWC'S MOTION TO DISMISS DEMONSTRATES WHY THE GEORGIA COURTS SHOULD ADOPT THE DOCTRINE OF *FORUM NON CONVENIENS* IN SOME FORM

In their response to PwC's Motion to Dismiss, Plaintiffs offer two purported justifications for having filed this action in Atlanta, Georgia. First, they cite Atlanta's "centralized location" and the fact that ***one*** of the Plaintiffs allegedly maintains its "***Georgia*** headquarters" here (whatever that means). Second, Plaintiffs admit that they filed here because they believed the Court would not have discretion to dismiss the case (no matter how inappropriate the forum) under the doctrine of *forum non conveniens*. *See* Plaintiffs' Response to Defendant's Motion to Dismiss, p. 11.

As to the first purported justification, Plaintiffs' assertion that Atlanta constitutes a "centralized location" is simply wrong. Further, the claim that "one of the Plaintiffs' Georgia headquarters are here" is either highly misleading or demonstrably false. Plaintiffs are presumably referring to Plaintiff Wachovia Bank, N.A., which according to the public filings of its parent corporation is headquartered in Winston-Salem, North Carolina—not Georgia.[1]

Plaintiffs obviously did quite a bit of research before deciding to file their case in Atlanta, including, apparently, research into the law on *forum non conveniens* in each jurisdiction they considered. What Plaintiffs either did not know or did not anticipate was that the Georgia Supreme Court was taking another look at whether dismissal is appropriate in these circumstances. Indeed, Plaintiffs' methodical forum shopping in a case that bears virtually no relationship to Georgia is precisely the reason why the Georgia courts should recognize the *forum non conveniens* doctrine.

Plaintiffs observe that:

> "This matter involves numerous Plaintiffs from all around the country, and the claims and defenses alleged in the pleadings likewise concern events, acts, and omissions that occurred throughout the country. An efficient resolution of a dispute of this magnitude can best be accomplished by consolidation of these specific claims in one forum."

Plaintiffs' Response to Defendant's Motion to Stay, p. 11. There is, of course, a significant difference between "one forum" and "any, arbitrary forum," yet Plaintiffs wholly fail to explain

---

[1] The parent corporation, Wachovia Corporation, apparently maintains dual headquarters in both North Carolina and Georgia. The Plaintiff here, Wachovia Bank, N.A., does not. *See* Prospectus Supplement of Wachovia Corporation dated June 4, 1999, attached to PwC's opening brief as Exhibit "C."

why they did not file their case in what is clearly the most appropriate and centralized forum in relation to this dispute, South Carolina. That is, after all, where Safety-Kleen is located, where PwC's field audit work took place, and where the vast majority of witnesses are located. Plaintiffs have engaged in what amounts to blatant and abusive forum shopping because, under existing Georgia precedent, they could. Hopefully, on or before July 31, 2001, that will have changed.

II.
STAYING THIS CASE PENDING THE SUPREME COURT'S DECISION IN *SIGALA* MAKES SENSE WHEN BALANCED AGAINST THE SIGNIFICANT ADMINISTRATIVE BURDENS IMPOSED BY THE CASE

Plaintiffs suggest that PwC's Motion to Dismiss is premised on the idea that PwC knows how the Supreme Court will decide *Sigala,* and knows that the decision will compel dismissal of this case. Obviously, PwC does not contend, and has never contended, that it can predict the outcome of the Supreme Court's decision in the *Sigala* case. However, there are sound practical reasons for waiting a short amount of time to get further guidance from the Supreme Court on this point before getting involved in the complex and arduous task of discovery in this case.

What PWC does know is that there is a substantial basis for believing that the Supreme Court will in some way clarify the law in this area and that, if this case remains in Fulton County, the Court will face a substantial administrative burden given the number of parties, the complexity of the issues, the volume of discovery required, and the pendency of other cases which deal with similar and overlapping issues. Proper administration of this case is essential to insure that the process is fair and not unduly burdensome.

Again, this case is one of many currently pending cases arising out of the financial failure of Safety-Kleen. The issues in this case include, but are not limited to, whether Safety-Kleen's financial statements issued between 1997 and 1999 were fairly stated in accordance with

Generally Accepted Accounting Principles ("GAAP"), whether PwC's audit work complied with Generally Accepted Auditing Standards ("GAAS"), whether any of the 13 Lender plaintiffs relied on PwC's work in making credit decisions and, if so, to what extent, what information did the Lender plaintiffs receive from Safety-Kleen and when, and what information, if any, did Safety-Kleen fail to disclose or misrepresent to PwC.

The case involves complex fact issues and will require a substantial amount of discovery, much of which will duplicate the discovery taken in the other lawsuits arising out of the financial failure of Safety-Kleen. PwC, along with a number of third-party witnesses, now faces the possibility of being called to testify in multiple depositions concerning identical events in these multiple cases. Obviously, it will be important to find ways to minimize this potential burden, including coordinating discovery between the various actions. *See, e.g., In re Oklahoma Breast Implant Cases*, 847 P.2d 772 (Okl. 1993) (Supreme Court order authorizing trial court to coordinate discovery in various state and federal court proceedings to, among other things, avoid duplicative discovery); *In re Air Crash Disaster at Florida Everglades on December 29, 1972*, 549 F.2d 1006, 1008-09 (5th Cir. 1977) (discussing federal actions transferred to Florida, in part, to take advantage of discovery proceedings in related state court actions being coordinated with federal cases).

In summary, although PwC does not know where the Supreme Court will come out, it does know the following:

> (1) The case law has been clear up to this point that the Georgia courts do not recognize the doctrine of *forum non conveniens,* and it seems odd that the Supreme Court would choose to grant review in *Sigala* simply to reaffirm that position.
>
> (2) Forty-seven of the fifty states already recognize the doctrine of *forum non conveniens* in some form, leaving Georgia decidedly in the minority.

(3) Under Article 6, Section 9, Paragraph II of the Georgia Constitution, the Georgia Supreme Court is required to rule in the *Sigala* case not later than July 31, 2001. Consequently, waiting for further guidance from the Supreme Court on this issue will not result in any undue delay.

(4) Due to the complexity of the issues in this case and the fact that a number of other cases involving many of the same facts and issues are pending, discovery will not be a simple process. The administration of this case will impose a significant burden on the Court and on the parties.

Plaintiffs protest that no delay in reaching the merits of this case is acceptable, but to the extent delay results from PwC's Motion to Dismiss they have no one to blame but themselves. If Plaintiffs wanted to avoid this kind of issue, they could have simply filed their case in South Carolina or another appropriate venue where it belongs. The lender Plaintiffs banked on this Court not having the power to dismiss their case and force them to re-file in a proper forum. Given the Supreme Court's decision to hear *Sigala*, that strategy may not pay off.

III.
CONCLUSION

This case presents a classic example of why the doctrine of *forum non conveniens* exists. Indeed, the fact that Georgia courts have not previously recognized the doctrine seems to have been Plaintiffs' primary motive for filing here. The Court and the parties will know by July 31, 2001, where the Georgia Supreme Court stands on the doctrine and, given the complexity and administrative burden in this matter, there are sound practical reasons for staying the case pending the Supreme Court's ruling.

For these reasons, PwC respectfully submits that this case should be dismissed on *forum non conveniens* grounds and, at a minimum, the case should be stayed pending the decision of the Supreme Court in *Sigala*.

23rd

DATE: April __, 2001.

Respectfully submitted,

ALSTON & BIRD LLP

By: ______________________________

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
State Bar No. 00786500
John R. Crews
State Bar No. 00785529
Alan R. Struble
State Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT

<u>**CERTIFICATE OF SERVICE**</u>

I certify that a true and correct copy of the foregoing Reply Brief of Defendant PricewaterhouseCoopers LLP in Support of Motion To Dismiss, or Alternatively, to Stay Proceedings, has been served by facsimile and by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows: Stephen D. Susman, Susman Godfrey L.L.P., 901 Main Street, Suite 4100, Dallas, Texas 75202-3775 and Tony L. Axam, Axam, Adams & Secret, 1280 West Peachtree Street, Suite 310, Atlanta, Georgia 30309, Attorneys for Plaintiffs, on this 23rd day of April, 2001.

M. Lynn Sykes

M. Lynn Sykes

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION NO. 00 VS 012679 F

REPLY BRIEF OF DEFENDANT PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION TO DISMISS, OR ALTERNATIVELY, TO STAY PROCEEDINGS

I.
PLAINTIFFS' RESPONSE TO PWC'S MOTION TO DISMISS DEMONSTRATES WHY THE GEORGIA COURTS SHOULD ADOPT THE DOCTRINE OF *FORUM NON CONVENIENS* IN SOME FORM

In their response to PwC's Motion to Dismiss, Plaintiffs offer two purported justifications for having filed this action in Atlanta, Georgia. First, they cite Atlanta's "centralized location" and the fact that ***one*** of the Plaintiffs allegedly maintains its "***Georgia*** headquarters" here (whatever that means). Second, Plaintiffs admit that they filed here because they believed the Court would not have discretion to dismiss the case (no matter how inappropriate the forum) under the doctrine of *forum non conveniens*. *See* Plaintiffs' Response to Defendant's Motion to Dismiss, p. 11.

As to the first purported justification, Plaintiffs' assertion that Atlanta constitutes a "centralized location" is simply wrong. Further, the claim that "one of the Plaintiffs' Georgia headquarters are here" is either highly misleading or demonstrably false. Plaintiffs are presumably referring to Plaintiff Wachovia Bank, N.A., which according to the public filings of its parent corporation is headquartered in Winston-Salem, North Carolina—not Georgia.[1]

Plaintiffs obviously did quite a bit of research before deciding to file their case in Atlanta, including, apparently, research into the law on *forum non conveniens* in each jurisdiction they considered. What Plaintiffs either did not know or did not anticipate was that the Georgia Supreme Court was taking another look at whether dismissal is appropriate in these circumstances. Indeed, Plaintiffs' methodical forum shopping in a case that bears virtually no relationship to Georgia is precisely the reason why the Georgia courts should recognize the *forum non conveniens* doctrine.

Plaintiffs observe that:

> "This matter involves numerous Plaintiffs from all around the country, and the claims and defenses alleged in the pleadings likewise concern events, acts, and omissions that occurred throughout the country. An efficient resolution of a dispute of this magnitude can best be accomplished by consolidation of these specific claims in one forum."

Plaintiffs' Response to Defendant's Motion to Stay, p. 11. There is, of course, a significant difference between "one forum" and "any, arbitrary forum," yet Plaintiffs wholly fail to explain

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1 The parent corporation, Wachovia Corporation, apparently maintains dual headquarters in both North Carolina and Georgia. The Plaintiff here, Wachovia Bank, N.A., does not. *See* Prospectus Supplement of Wachovia Corporation dated June 4, 1999, attached to PwC's opening brief as Exhibit "C."

why they did not file their case in what is clearly the most appropriate and centralized forum in relation to this dispute, South Carolina. That is, after all, where Safety-Kleen is located, where PwC's field audit work took place, and where the vast majority of witnesses are located. Plaintiffs have engaged in what amounts to blatant and abusive forum shopping because, under existing Georgia precedent, they could. Hopefully, on or before July 31, 2001, that will have changed.

II.
STAYING THIS CASE PENDING THE SUPREME COURT'S DECISION IN *SIGALA* MAKES SENSE WHEN BALANCED AGAINST THE SIGNIFICANT ADMINISTRATIVE BURDENS IMPOSED BY THE CASE

Plaintiffs suggest that PwC's Motion to Dismiss is premised on the idea that PwC knows how the Supreme Court will decide *Sigala*, and knows that the decision will compel dismissal of this case. Obviously, PwC does not contend, and has never contended, that it can predict the outcome of the Supreme Court's decision in the *Sigala* case. However, there are sound practical reasons for waiting a short amount of time to get further guidance from the Supreme Court on this point before getting involved in the complex and arduous task of discovery in this case.

What PWC does know is that there is a substantial basis for believing that the Supreme Court will in some way clarify the law in this area and that, if this case remains in Fulton County, the Court will face a substantial administrative burden given the number of parties, the complexity of the issues, the volume of discovery required, and the pendency of other cases which deal with similar and overlapping issues. Proper administration of this case is essential to insure that the process is fair and not unduly burdensome.

Again, this case is one of many currently pending cases arising out of the financial failure of Safety-Kleen. The issues in this case include, but are not limited to, whether Safety-Kleen's financial statements issued between 1997 and 1999 were fairly stated in accordance with

Generally Accepted Accounting Principles ("GAAP"), whether PwC's audit work complied with Generally Accepted Auditing Standards ("GAAS"), whether any of the 13 Lender plaintiffs relied on PwC's work in making credit decisions and, if so, to what extent, what information did the Lender plaintiffs receive from Safety-Kleen and when, and what information, if any, did Safety-Kleen fail to disclose or misrepresent to PwC.

The case involves complex fact issues and will require a substantial amount of discovery, much of which will duplicate the discovery taken in the other lawsuits arising out of the financial failure of Safety-Kleen. PwC, along with a number of third-party witnesses, now faces the possibility of being called to testify in multiple depositions concerning identical events in these multiple cases. Obviously, it will be important to find ways to minimize this potential burden, including coordinating discovery between the various actions. *See, e.g., In re Oklahoma Breast Implant Cases*, 847 P.2d 772 (Okl. 1993) (Supreme Court order authorizing trial court to coordinate discovery in various state and federal court proceedings to, among other things, avoid duplicative discovery); *In re Air Crash Disaster at Florida Everglades on December 29, 1972*, 549 F.2d 1006, 1008-09 (5th Cir. 1977) (discussing federal actions transferred to Florida, in part, to take advantage of discovery proceedings in related state court actions being coordinated with federal cases).

In summary, although PwC does not know where the Supreme Court will come out, it does know the following:

> (1) The case law has been clear up to this point that the Georgia courts do not recognize the doctrine of *forum non conveniens,* and it seems odd that the Supreme Court would choose to grant review in *Sigala* simply to reaffirm that position.
>
> (2) Forty-seven of the fifty states already recognize the doctrine of *forum non conveniens* in some form, leaving Georgia decidedly in the minority.

(3) Under Article 6, Section 9, Paragraph II of the Georgia Constitution, the Georgia Supreme Court is required to rule in the *Sigala* case not later than July 31, 2001. Consequently, waiting for further guidance from the Supreme Court on this issue will not result in any undue delay.

(4) Due to the complexity of the issues in this case and the fact that a number of other cases involving many of the same facts and issues are pending, discovery will not be a simple process. The administration of this case will impose a significant burden on the Court and on the parties.

Plaintiffs protest that no delay in reaching the merits of this case is acceptable, but to the extent delay results from PwC's Motion to Dismiss they have no one to blame but themselves. If Plaintiffs wanted to avoid this kind of issue, they could have simply filed their case in South Carolina or another appropriate venue where it belongs. The lender Plaintiffs banked on this Court not having the power to dismiss their case and force them to re-file in a proper forum. Given the Supreme Court's decision to hear *Sigala*, that strategy may not pay off.

III.
CONCLUSION

This case presents a classic example of why the doctrine of *forum non conveniens* exists. Indeed, the fact that Georgia courts have not previously recognized the doctrine seems to have been Plaintiffs' primary motive for filing here. The Court and the parties will know by July 31, 2001, where the Georgia Supreme Court stands on the doctrine and, given the complexity and administrative burden in this matter, there are sound practical reasons for staying the case pending the Supreme Court's ruling.

For these reasons, PwC respectfully submits that this case should be dismissed on *forum non conveniens* grounds and, at a minimum, the case should be stayed pending the decision of the Supreme Court in *Sigala*.

DATE: April 23rd, 2001.

Respectfully submitted,

ALSTON & BIRD LLP

By: ______________________

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
State Bar No. 00786500
John R. Crews
State Bar No. 00785529
Alan R. Struble
State Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT

CERTIFICATE OF SERVICE

I certify that a true and correct copy of the foregoing Reply Brief of Defendant PricewaterhouseCoopers LLP in Support of Motion To Dismiss, or Alternatively, to Stay Proceedings, has been served by facsimile and by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows: Stephen D. Susman, Susman Godfrey L.L.P., 901 Main Street, Suite 4100, Dallas, Texas 75202-3775 and Tony L. Axam, Axam, Adams & Secret, 1280 West Peachtree Street, Suite 310, Atlanta, Georgia 30309, Attorneys for Plaintiffs, on this 23rd day of April, 2001.

M. Lynn Sykes

M. Lynn Sykes

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	§	CIVIL ACTION NUMBER 00 VS 012679 F

PLAINTIFFS' RESPONSE TO DEFENDANT PRICEWATERHOUSECOOPERS' MOTION TO DISMISS OR ALTERNATIVELY TO STAY PROCEEDINGS

Defendant PricewaterhouseCoopers LLP ("PwC") has moved this Court to dismiss, or alternatively stay, these proceedings indefinitely because somehow PwC **knows** that:

1. The Georgia Supreme Court will render an opinion in a pending matter, *AT&T Corp. v. Sigala,* that will *overrule* existing precedent, usurp the recognized prerogative of the Georgia legislature, and judicially adopt a form of the common law doctrine of *forum non conveniens.*

2. The test adopted by the Georgia Supreme Court will be such that this case will fit the requirements to such a degree that this Court will be *compelled* to dismiss this action in favor of another forum.

3. The Georgia Supreme Court will require this court to apply any new rule or doctrine *retroactively* to this pending matter, even though the new rule or doctrine would have been created by the overruling of clear precedent on

which the plaintiffs relied and even though retroactive application would cause prejudice.

4. The Georgia Supreme Court will act in such an expedited manner that none of the parties legitimately before this Court will be additionally prejudiced by the delay sought by PwC's motion.

5. And that in adopting the contours of the *forum non conveniens* test it chooses, the Georgia Supreme Court will *reject* the inclusion of one of the standard, bedrock provisions for any such doctrine, *i.e.*, that any discovery taken in this action will be admissible and applicable in the new matter.

Just to list the contingencies that must occur before PwC's motion makes any sense highlights its absurd nature. The motion must be denied, and discovery in this action allowed to begin.

Argument

1. PricewaterhouseCoopers cannot justify a stay of discovery.

PwC comes to this Court with a truly extraordinary request. PwC does **not** seek an order precluding discovery because plaintiffs' requests seek privileged material, or because the discovery sought is burdensome, or because the discovery sought is in any way alleged to be irrelevant. PwC seeks an order from this Court completely prohibiting any discovery in this matter because *it believes* that there could be a 180° turnaround in Georgia law that *might* be applicable, and then *may* be followed in this case.

Moreover, PwC does not and cannot argue that discovery of the requested documents should not or will not *ever* be proper, or that plaintiffs are not entitled to the discovery they seek. Thus the *only* effect of any granting of the PwC motion would be to delay PwC's day of reckoning. As such,

Georgia law makes it clear that PwC has not met the long-established standard required for the requested protective order:

> Good cause for the issuance of a protective order designed to frustrate discovery must be clearly demonstrated. Such cause necessarily is not established by stereotyped or conclusional statements, bereft of facts. The trial court does have a wide discretion in the entering of orders permitting or preventing the use of interrogatories or taking of depositions for discovery which are oppressive, unreasonable, unduly burdensome or expensive, harassing, harsh, insulting, annoying, embarrassing, incriminating or directed to wholly irrelevant and immaterial or privileged matters, or as to matter concerning which full information is already at hand.

Young v. Jones, 149 Ga. App. 819, 824, 256 S.E.2d 58, 62 (1979) (citations omitted).

Here, PwC has concluded not only *how* the Georgia Supreme Court will rule in *Sigala*, but also that the new law will be applied retroactively to this case *and* that the contours of the rule adopted will be such that this Court will be *compelled* to dismiss this matter in favor of another forum. Such "reasoning" is the rankest form of "conclusional" argument seeking to completely frustrate discovery in this case.

As further explained by the Georgia Court of Appeals, protective orders are only "intended to be protective – not prohibitive – and, until such time as the court is satisfied by substantial evidence that bad faith or harassment motivates the [discoveror's] action, the court should not intervene to limit the scope of pretrial discovery." *Travis Meat & Seafood Co. v. Ashworth*, 127 Ga. App. 284, 288-89, 193 S.E.2d 166, 169-70 (Ga. App.1972).

PwC's request for a protective order is not based on allegations of bad faith or harassment;[1]

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[1]Although PwC makes vague references to the burdensome and/or improper nature of some of plaintiffs' requests, no argument or proof justifying the requested ban on discovery is attempted by PwC, and thus none of the legitimate bases for a protective order under Georgia law are even presented by PwC's motion. Moreover, even if they were, the rote objections of burden, privilege,

at root level, it is based only on the hope for some delay. Indeed, well before the Georgia Supreme Court heard argument in *Sigala*, PwC had already proposed a stipulated pre-trial discovery scheduling order for this case that contemplated the completion of fact discovery within a year. *See* Letter dated January 22, 2001, from Michael P. Kenny, Attorney for Defendant, to Tony L. Axam, Attorney for Plaintiffs, and accompanying proposed Stipulated Pretrial Scheduling Order, attached hereto as Exhibit 1 and incorporated herein by reference.

As demonstrated by the remainder of this motion, there is no legal basis to support the defendant's hope for delay, even *if* such hope was a legitimate ground for a protective order under

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confidential information and relevance routinely lodged by accounting firms – and overruled by trial courts – are and will be insufficient to preclude the requested discovery. And that is not merely plaintiffs' "conclusional" guess, but the considered opinion of courts across the country that have been faced with such objections. *See Gohler v. Wood*, 162 F.R.D. 691, 696 (D. Utah 1995) (ordering production of Deloitte & Touche's audit practice manuals); *One Bancorp Sec. Litig.*, 134 F.R.D. 4, 11 & n.6 (D. Maine 1991) (ordering production of Ernst & Young's internal audit materials); *Fields v. Oliver's Stores, Inc.*, No. 87 Civ. 0894, 1991 WL 44845 (S.D.N.Y. Mar. 2, 1990) (ordering production of Touche Ross' internal audit manuals); *Rembold v. Pacific First Fed. Sav. Bank*, No. 85-224-FR, 1989 WL 122451 (D. Or. Sep. 22, 1989) (ordering production of Price Waterhouse's audit manuals); *In re Crazy Eddie Sec. Litig.*, No. 87 C 0033, 1988 WL 127457 (E.D.N.Y. Nov. 18, 1988) (ordering production of Peat Marwick's internal audit manuals); *Deloitte Haskins & Sells v. Green*, 370 S.E.2d 194 (Ga. App. 1988) (rejecting accountant's claims that internal documents and personnel files were either privileged or irrelevant); *Rosen v. Dick*, [1975 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 94,989, at 97,433 (S.D.N.Y. 1975) (holding that production of internal accounting procedures was proper, as the need for the information outweighed the need to protect any alleged trade secrets); *Master Palletizer Sys., Inc. v. T.S. Ragsdale Co.*, 123 F.R.D. 351 (D. Colo. 1988) (ordering production of internal Arthur Andersen materials); *see also Portland Gen. Holdings, Inc. v. Deloitte & Touche*, No. 920900386 (3rd Judicial Dist. Jul. 28, 1993) (ordering production of Deloitte's internal audit manuals because "[t]his information is relevant to determine and establish a standard of care, scienter, and any improper procedural omissions"), *cited in Gohler*, 162 F.R.D. at 696 n.3; *In re Bonneville Pacific Corp.*, No. 91A-27701 (Bankr. D. Utah Jan. 7, 1993) (granting a motion to compel production of Deloitte's internal practice manuals), *aff'd sub nom. Deloitte & Touche v. Roger G. Segal, Trustee*, No. 93C-27J (D. Utah Feb. 22, 1993), *cited in Gohler*, 162 F.R.D. at 696 n.3.

Georgia law, which it obviously is not.

2. **The Georgia Supreme Court has consistently rejected <u>judicial adoption of the *forum non conveniens* doctrine</u>.**

Needless to say, the first leap of faith presented by PwC's motion is the greatest. Georgia courts – including the Supreme Court – have consistently acknowledged that the Georgia Constitution prevents a state court from refusing to exercise its jurisdiction over a matter filed before it. *See* Brief of Appellants AT&T Corp., *et al.*, at 19-20, *AT&T Corp. v. Sigala*, No. S01A0465, In the Supreme Court, State of Georgia, attached as Exhibit A to Defendant's Motion. Indeed, the Georgia Supreme Court has recently reaffirmed this principle, noting that "[b]ecause the courts of Georgia have no inherent authority to decline to exercise the jurisdiction otherwise granted by our constitution, the doctrine of *forum non conveniens* is generally controlled by statutory provisions." *Holtsclaw v. Holtsclaw*, 269 Ga. 163, 163-64, 496 S.E.2d 262, 263 (Ga. 1998), *citing Gay v. Piggly Wiggly Southern, Inc.*, 183 Ga. App. 175, 182, 358 S.E.2d 468, 474 (Ga. App. 1987) (noting that it is for the Georgia legislature to adopt any doctrine of *forum non conveniens*); *Smith v. Board of Regents of the University System of Georgia*, 165 Ga. App. 565, 566, 302 S.E.2d 124, 126 (Ga. App. 1983) (noting that the doctrine of *forum non conveniens* has "never been expressly sanctioned in Georgia courts"); *see also Patterson v. Patterson*, 271 Ga. 306, 307, 519 S.E.2d 438, 439 (Ga. 1999) ("The courts of Georgia have no inherent authority to decline to exercise their jurisdiction, and when doing so will generally be governed by statutory provisions."); *Southern Ry. Co. v. Goodman*, 259 Ga. 339, 380 S.E.2d 460 (Ga. 1989) (case in which the Georgia Supreme Court <u>granted</u> *certiorari* review and then *affirmed* the trial court's denial of *forum non conveniens* motion);[2] *Brown v. Seaboard Coast Line R.R. Co.*, 229 Ga. 481, 482, 192 S.E.2d 382, 383 (1972) (discussing constitutional basis for prohibition of *forum non conveniens*); *Atlantic Coast Line R. Co. v. Wiggins*, 77 Ga. App. 756, 760, 49 S.E.2d 909, 911 (Ga. App. 1948) (stating that "[w]hatever may be the rule in the Federal courts or in other states, we think our Constitution controls," and holding that state constitutional guarantees preclude application of *forum non conveniens* to a suit filed by a Georgia resident).

As set forth in the Brief of Appellees in the *Sigala* matter, there is no reason to believe that the Georgia Supreme Court is about to reverse decades of Georgia precedent and usurp the acknowledged power of the Georgia Legislature in this area – *especially* given the fact that as recently as two years ago that same Court rejected the notion that Georgia courts have the inherent authority to decline to exercise their jurisdiction, *see Patterson v. Patterson*, 271 Ga. 306, 307, 519 S.E.2d 438, 439 (Ga. 1999), **and** at the same time the Georgia State Senate rejected the statutory adoption of the *forum non conveniens* doctrine as well. *See* Brief of Appellees Sigala, *et al.* at 15-16 (discussing defeat of Senate Bill 124 (1999), which would have adopted *forum non conveniens* for Georgia state courts).

Therefore, this Court should reject the notion that the Georgia Supreme Court will *this time* decide to re-interpret the Georgia Constitution and ignore the most recent signals from the state legislature, and finally adopt *forum non conveniens* after over fifty years of rulings the other way.

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[2]Of course, the procedure and results in *Patterson* and *Southern Railway* run directly counter to PwC's prediction that the Georgia Supreme Court's decision to hear *Sigala* somehow signals a change in its thinking about *forum non conveniens.*

3. There is no guarantee that any *forum non conveniens* test adopted by the Georgia Supreme Court will compel dismissal of this action.

And even if the Georgia Supreme Court rules in the Appellants' favor in *Sigala*, there is no reason to believe that any *forum non conveniens* practice as adopted in that case will compel dismissal of this action. Indeed, the most likely outcome in *Sigala* would have no impact on this matter whatsoever. That is because, despite PwC's assertion to the contrary, the facts and circumstances of *Sigala* make it completely distinguishable from the case presented here.

In *Sigala*, several Venezuelan nationals brought personal injury claims against Georgia residents in a Georgia state court. Here, a *Georgia resident plaintiff* – and others – have sued a *Georgia resident defendant* in a commercial dispute based, in part, on actions with a clear nexus to this state. *See* Affidavit of Richard Armstrong, Executive Vice President of Wachovia Bank ("Armstrong Aff.," ¶¶ 3-6, attached hereto as Exhibit 2 and incorporated herein by reference) (explaining that Atlanta is the Georgia headquarters for plaintiff Wachovia Bank and its Southeast Corporate Division; that the Southeast Corporate Division was the division directly responsible for Wachovia's decision to extend and maintain credit in reliance on PwC's representations; that the Wachovia team which made these decisions was headed by company officers in Atlanta; and that as a direct result of reliance on PwC's representations, Wachovia suffered injury in Atlanta).

Even the Defendants/Appellants in *Sigala* recognize that the circumstances presented by their case are significantly different from a legal, factual, and public policy perspective than the posture of this one. They do not even *seek* relief that would directly impact this case. *See* Brief of Appellants at 19 (attempting to distinguish clear Georgia constitutional and statutory authority that precludes *forum non conveniens* dismissal of a suit filed by a Georgia resident from application of the doctrine, as in *Sigala*, to "suits brought by nonresident aliens for injuries occurring on foreign soil").

In other words, even if the Georgia Supreme Court should actually decide to reverse the clear Georgia precedent discussed above, and usurp the prerogative of the Georgia Legislature, the most likely outcome in *Sigala* is the much more narrow adoption of a *forum non conveniens* doctrine along the lines of what the *Sigala* appellants have actually asked for – a limited ability for Georgia state courts to apply *forum non conveniens* to personal injury cases brought by nonresident alien plaintiffs for actions originating outside this country. As such, the outcome in *Sigala* will have no direct meaning for this case in which a Georgia resident has joined with other states' citizens to prosecute claims arising in this country. *See Atlantic Coast Line R. Co. v. Wiggins*, 77 Ga. App. 756, 760, 49 S.E.2d 909, 911-12 (Ga. App. 1948) (holding that the Georgia Constitution prohibits application of *forum non conveniens* to cases brought by Georgia residents); *see also Southern Railway Co. v. Goodman*, 259 Ga. 339, 339-40, 380 S.E.2d 460, 461 (Ga. 1989); *Brown v. Seaboard Coast Line R. Co.*, 229 Ga. 481, 482, 192 S.E.2d 382, 383 (Ga. 1972) (both holding that Georgia courts cannot apply *forum non conveniens* to citizens of other states).

4. There is no guarantee that the Georgia Supreme Court will make any new *forum non conveniens* rule apply retroactively so that it impacts this case.

Not only does PwC ask this court to imagine that the Georgia Supreme Court will overrule over fifty years of settled precedent and announce a new *forum non conveniens* rule that would even facially apply to this case, it also wants this Court to assume that this new rule would be applied *retroactively* to pending cases such as this one even though the rule was not foreshadowed in the case law, its creation required the overruling of clear precedent, and retroactive application would upset the plaintiffs' reasonable expectations and reliance on prevailing law. Because the change in Georgia law that PwC hopes will result from *Sigala* should not be applied retroactively to this case, no justification exists to stay discovery.

In *Flewellen v. Atlanta Casualty Co.*, 250 Ga. 709, 712, 300 S.E.2d 673, 712 (Ga. 1983), the Georgia Supreme Court adopted the three part test set forth in *Chevron Oil Co. v. Huson*, 404 U.S. 97, 106-07 (1971), to determine whether a new court decision should apply retroactively.[3] First, the court should "[c]onsider whether the decision . . . established a new principle of law, either by overruling past precedent on which litigants relied, or by deciding an issue of first impression whose resolution was not clearly foreshadowed." *Flewellen*, 250 Ga. at 712. Second, the court must "[b]alance . . . the merits and demerits in each case by looking to the prior history of the rule in question, its purpose and effect, and whether retrospective operation would further or retard its operation." *Id.* Finally, the court must "[w]eigh the inequity imposed by retroactive application, for, if a decision could produce substantial inequitable results if applied retroactively, there is ample basis for avoiding the injustice or hardship by a holding of nonretroactivity." *Id.*

The first requirement here is clearly met; even PwC recognizes that its assumption that the Georgia Supreme Court will announce a judicial *forum non conveniens* doctrine involves a new rule. *See* Brief of Defendant PricewaterhouseCoopers LLP in Support of Motion to Dismiss, or

[3]Although the United States Supreme Court no longer applies the *Chevron Oil* test to determine the retroactive application under federal law of a judicial decision if that decision was applied to the original parties, *see Harper v. Virginia Dep't of Taxation*, 509 U.S. 86, 97 (1993), the retroactive application of judicial decisions in Georgia is still guided by the test first given in *Chevron Oil*, *see Ellis v. State*, 272 Ga. 763, 765, 534 S.E.2d 414, 416-17 (Ga. 2000).

Alternatively, to Stay Proceedings, at 6 ("PwC acknowledges that the Georgia Supreme Court and appellate courts of this State have previously rejected judicial adoption of the *forum non conveniens* concept.").

Nor has such a change been foreshadowed, as even PwC characterizes Georgia precedent as being in a "clear state" and notes the "lack of any divergence in the appellate opinions." *Id.* at 6-7. Moreover, the cases cited by PwC in support of its claim that the Georgia Constitution does not provide a broad right of access to the courts nowhere mention *forum non conveniens*. *See State v. Moseley*, 263 Ga. 680, 436 S.E.2d 632 (Ga. 1993); *Nelms v. Georgian Manor Condominium Assoc.*, 253 Ga. 410, 321 S.E.2d 330 (Ga. 1984). Even in the context of intrastate *forum non conveniens*, Georgia courts have stated that the legislature must make such decisions. *See Gay v. Piggly Wiggly Southern, Inc.*, 183 Ga. App. 175, 182, 358 S.E.2d 468, 474 (Ga. App.1987); *Smith v. Board of Regents*, 165 Ga. App. 565, 566, 302 S.E.2d 124, 126 (1983). Thus, the creation of even a limited judicial *forum non conveniens* power has not been foreshadowed, but would instead require the overruling of clear precedent.

Second, retroactive application is not necessary to further the purpose of the rule. Stated another way, limiting the rule to prospective applications would not undermine the rule's goals. Here, Georgia courts have never previously recognized a general *forum non conveniens* power; the only application of the rule has been in isolated contexts specifically allowed by statute. *See Holtsclaw*, 269 Ga. at 164. Thus, the retroactive application of a judicially-created general power would not further the purpose and effect of the new rule, as recognized by the Illinois Supreme Court when it declined to allow retroactive application of a new *forum non conveniens* rule to pending cases. *See Sunich v. Chicago & North Western Transp. Co.*, 478 N.E.2d 1362, 1364 (Ill. 1985) (stating that a prospective-only approach was appropriate because the purpose of the rule was primarily to affect a litigant's choice of forum).

And third, in determining whether to apply a rule retroactively to this matter, this Court must consider the inequity that will result. It is no accident this case is in Atlanta state court. This matter involves numerous plaintiffs from all around the country, and the claims and defenses alleged in the pleadings likewise concern events, acts, and omissions that occurred throughout the country. An efficient resolution of a dispute of this magnitude can best be accomplished by a consolidation of these specific claims in one forum. In recognition of this, the plaintiffs specifically chose Atlanta – not only because its centralized location provides access to major sources of transportation and because one of the plaintiffs' Georgia headquarters are here, but also because Georgia's rejection of the *forum non conveniens* doctrine would allow the plaintiffs to avoid the exact delay PwC now tries to engineer – especially during the early stages of discovery, which requires the same expenditure of resources no matter *where* the case is filed. It cannot be said that the plaintiffs' reliance was misplaced given all prior statements of Georgia law.

Moreover, the plaintiffs may be prejudiced by retroactive application of a *forum non conveniens* doctrine since the statute of limitations in other jurisdictions continues to run. While the plaintiffs could theoretically file identical lawsuits in every other potential forum, that is certainly not conducive to judicial economy and preservation of any party's resources. Nor is it an answer that PwC be required to stipulate a tolling of limitations since that would essentially give PwC control over the choice of forum (a right traditionally reserved to plaintiffs) by refusing to stipulate for certain forums.

And this prejudice is, of course, in addition to the additional expenditure of resources and delay that will necessarily occur before any hypothetical *forum non conveniens* rule is applied retroactively to dismiss this case, including the delay in awaiting the Georgia Supreme Court's decision and the delay associated with resolving all issues related to the application of any such decision to this case, not to mention the costs and delay associated with starting this lawsuit all over again in another forum.[4]

In sum, even if the Georgia Supreme Court announces a new *forum non conveniens* rule in *Sigala*, retroactive application of that rule would neither be required nor appropriate, let alone likely or certain, thus eliminating any reason for delaying discovery in this matter pending the ruling in *Sigala*.

---

[4]Similarly, in other cases where retroactive application would upset legitimate expectations based on prior law, Georgia courts do not apply judicial decisions retroactively. *See, e.g.*, *Lutz v. Foran*, 262 Ga. 819, 824, 427 S.E.2d 248, 252-53 (Ga. 1993); *Tolbert v. Whatley*, 223 Ga. App. 508, 512-13, 478 S.E.2d 587, 591-92 (Ga. App. 1996); *Federated Mut. Ins. Co. v. De Kalb County*, 176 Ga. App. 70, 72-76, 335 S.E.2d 873, 875-78 (Ga. App. 1985).

The cases in which judicial decisions have been applied retroactively are distinguishable on at least one of the following grounds. In some cases, the judicial decision was no surprise because prior law was not settled, the decision did not overrule prior law, or the change had been foreshadowed. *See, e.g., Fender v. Adams Exterminators, Inc.*, 218 Ga. App. 62, 64 (Ga. App. 1995); *Otis Elevator Co. v. Tanner*, 208 Ga. App. 417, 418-19 (Ga. App. 1993); *Dart Container Corp. v. Jones*, 209 Ga. App. 331, 332-33 (Ga. App. 1993); *Carter v. Fulton-DeKalb County Hosp. Auth.*, 209 Ga. App. 384, 386 (Ga. App. 1993), *overruled on other grounds by Thomas v. Hosp. Auth. of Clarke County*, 264 Ga. 40 (Ga. 1994); *Abu-Khdeir v. T.J. Maxx, Inc.*, 191 Ga. App. 523, 524 (Ga. App. 1989); *Kilpatrick v. Foster*, 185 Ga. App. 453, 455 (Ga. App. 1987).

In other cases, the parties did not rely on prior law or they faced no unexpected prejudice from its application. *See, e.g.*, *Ellis v. State*, 272 Ga. 763, 764-65 (Ga. 2000); *Banks v. ICI Americas*, 266 Ga. 607, 608-09 (Ga. 1996); *Otis Elevator Co. v. Tanner*, 208 Ga. App. 417, 418-19 (Ga. App. 1993); *American Express Co. v. Baker*, 192 Ga. App. 21, 22-23 (Ga. App. 1989).

5. **There is no guarantee that the Georgia Supreme Court will act in such an expedited manner that the parties currently before this Court <u>will be prejudiced by the delay inherently caused by PwC's motion</u>.**

The Georgia Civil Practices Act provides for "discovery regarding any matter, not privileged, which is relevant to the subject matter involved in the pending action." O.C.G.A. § 9-11-26(b)(1). A bedrock precept of discovery (and, indeed, litigation) is that there should be as little delay in its resolution and discovery in order to avoid problems of fading memories and lost evidence. *See Carter v. Fulton-DeKalb County Hospital Authority*, 209 Ga. App. 384, 388, 433 S.E.2d 433, 436 (Ga. App. 1993) (Beasley, concurring specially) (noting problems caused by delay to the plaintiff who bears the burden of proof, including "problems of witness memory loss, difficulties of record-gathering, and the like"), *overruled on unrelated grounds by Thomas v. Hosp. Auth. of Clarke County*, 264 Ga. 40 (Ga. 1994); *Hatfield v. Great American Management & Investment, Inc.*, 190 Ga. App. 534, 538, 379 S.E.2d 544, 548 (Ga. App. 1989) (noting that delay aids a defendant "because the passage of time notoriously dims memories and scatters papers, all of which benefits [defendants] and handicaps the plaintiff who must prove his case should it go to trial").

There is no end in sight to the delay sought by PwC. Even if the Georgia Supreme Court issues a timely (if not *speedy* ruling) in *Sigala*, PwC's own motion confirms that this case would be put on hold for more than six months assuming the *earliest* date a ruling could be expected. And following that ruling (*if* it should go in PwC's favor), all parties *and* this Court know what will then come – a motion to continue the stay while the *forum non conveniens* issues are briefed and ruled upon. Meanwhile, memories fade and documents are lost; all without justification.

As noted herein there is no legal reason why this case should not proceed with discovery; any delay unfairly prejudices the plaintiffs. Moreover, as shown below, there is no *practical* reason for delay since any discovery obtained in this action may be used in any future case should PwC ultimately succeed, years from now, in its efforts at dismissal.

6. Even if the Georgia Supreme Court allows for *forum non conveniens* dismissal, discovery here should still proceed since that discovery <u>will be admissible in any new matter</u>.

Finally, even if PwC were absolutely correct regarding its predictions of what is to come from the Georgia Supreme Court, there is *still* no legitimate basis to preclude the requested discovery since it will be conducted anyway, and the materials obtained in this action can simply be used in any new case filed in another forum.

As PwC fails to note, one of the bedrock justifications for any *forum non conveniens* dismissal is judicial economy. Thus it should be no surprise that the standard requirements for entry of an order of *forum non conveniens* dismissal include either: (1) a stipulation by a defendant seeking such relief that materials produced in the initial action would be used in any subsequent litigation, *see Nicholson v. Pfizer, Inc.*, 717 N.Y.S.2d 593, 594 (N.Y. App. Div. 2000) (ordering *forum non conveniens* dismissal only if the defendant stipulates "that all discovery taken in the case to date may be used in a New Jersey action"); *Fonseca v. Frota Oceanica Brasileria, S.A.*, 412 N.Y.S.2d 145, 146 (N.Y. App. Div. 1979) (ordering *forum non conveniens* dismissal only if the defendants stipulate "to use in the Florida litigation to discovery already achieved in these consolidated actions"); and/or (2) that the defendant comply with discovery requests served under the law of the foreign forum and make evidence and witnesses as available as if the case were in the original court, *see Micro Agri-*

Equipment v. Sperry-New Holland Division of Sperry, Inc., No. 85-5397, 1985 U.S. Dist. Lexis 13038 (E.D. Pa. Dec. 9, 1985); *Fosen v. United Technologies Corp.*, 484 F. Supp. 490 (S.D.N.Y. 1980).

As noted above, nowhere does PwC make the argument that the discovery sought will or should never be produced; for some reason it just does not want to produce it in a Georgia lawsuit. That objection is without merit and should be rejected; there is no just cause for any delay even if PwC proves prescient about the result and ultimate contours of the *Sigala* decision.

Conclusion

PricewaterhouseCoopers' game plan of delay has been initiated, but with a motion utterly lacking in merit. PwC completely ignores all of the legitimate bases for issuance of a protective order under Georgia law, and instead asks this Court to completely prohibit any discovery in this matter because *it believes* that there could be a 180° turnaround in Georgia law that *might* be applicable, and then *may* be followed in this case. As shown above, none of the myriad determinations that must come true in order for PwC's motion to be granted are in the least bit probable. And even if they were – even if the Georgia Supreme Court rules *exactly* as PwC hopes it will in *Sigala* – that is *still* not sufficient justification to bar discovery in this case from going forward. Plaintiffs request that the motion be denied.

Respectfully submitted, this 22nd day of March, 2001.

SUSMAN GODFREY L.L.P.

By: S/ Stephen Susman
Stephen D. Susman, TX Bar No. 19521000
Marc M. Seltzer, CA Bar No. 54534
E. Lawrence Vincent, TX Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

AXAM, ADAMS & SECRET

Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 22nd day of March, 2001, served upon all parties of record the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

Tony L. Axam

Exhibit 1

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, AK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDIES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD	)	CIVIL ACTION NUMBER 00 VS 012679 F
Plaintiffs,	)	
v.	)	
PRICEWATERHOUSECOOPERS LLP,	)	
Defendant.	)	

STIPULATED PRETRIAL SCHEDULING ORDER

Based on the number of parties, the out-of-state travel that will be required to complete discovery, and the complexity of many of the relevant issues, the Court, pursuant to O.C.G.A. § 9-11-16, enters this Stipulated Pretrial Scheduling Order:

1. Fact discovery, including written discovery and depositions, shall commence on February 14, 2001 and shall conclude on February 14, 2002.

2. Plaintiffs shall provide Defendant with expert reports, if any, for each expert Plaintiff expects to testify at trial not later than March 1, 2002.

3. Defendant shall take the depositions of Plaintiffs' experts between March

18, 2002 and March 25, 2002.

4. Defendant shall provide Plaintiffs with expert reports, if any, for each expert Defendant expects to testify at trial not later than April 8, 2002.

5. Plaintiffs shall take the depositions of Defendants' experts between April 22, 2002 and April 29, 2002.

6. Motions for summary judgment shall be filed on or before May 29, 2002.

7. If the Court denies, in whole or in part, the motions for summary judgment, the Court will then set the case for a final pretrial conference and trial.

SO ORDERED.

____
Susan B. Forsling
Judge, State Court of Fulton County

Entered the ____ day of ________________, 2001.

Agreed by:

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(404) 881-7000 (Telephone)
(404) 882-7777 (Facsimile)

ATTORNEYS FOR DEFENDANT

Tony L. Axam
Georgia Bar No. 029725
AXAM, ADAMS & SECRET, P.A.
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309
(404) 524-2233 (Telephone)
(404) 897-1376 (Facsimile)

ATTORNEY FOR PLAINTIFF

M. Byron Wilder
John R. Crews
Alan R. Struble

GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Dallas, Texas 75201
(214) 698-3100 (Telephone)
(214) 698-3400 (Facsimile)

ATTORNEYS FOR DEFENDANT

Stephen D. Susman
Marc M. Seltzer
E. Lawrence Vincent

SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202
(214) 754-1900 (Telephone)
(214) 754-1933 (Facsimile)

ATTORNEYS FOR PLAINTIFFS

Exhibit 2

IN THE STATE COURT OF FULTON COUNTY

STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD.,SEQUILS - ING I (HBDGM), LTD Plaintiffs, v. PRICEWATERHOUSECOOPERS L.L.P., Defendant.	)	CIVIL ACTION NUMBER: 00VS012679F

AFFIDAVIT OF RICHARD ARMSTRONG

STATE OF GEORGIA)
)
FULTON COUNTY)

1. Before me, the undersigned notary, a Notary Public in and for said County and said State, personally appeared Richard Armstrong, who is known to me, and who deposed and said the following.

2. My name is Richard Armstrong. I am over 21 years of age and am in all respects competent to make this affidavit. I am an Executive Vice President of Wachovia Bank, National Association ("Wachovia"). I am authorized and entitled to make this affidavit on behalf of Wachovia. Unless specifically stated otherwise, I have personal knowledge of the facts stated in this affidavit, and the matters stated below are true and correct.

3. Wachovia Bank, National Association (a/k/a Wachovia Bank, N.A.), is a national bank organized and existing under the laws of the United States. Wachovia is a plaintiff in the above entitled and captioned lawsuit. Wachovia's Georgia headquarters are located at 191 Peachtree Street, N.E., Atlanta, Georgia, Wachovia's top level executives, including Wachovia's CEO and President, maintain duplicate offices in both Atlanta and Winston-Salem, North Carolina.

4. As relevant to this particular lawsuit, Wachovia's Georgia headquarters house the headquarters for Wachovia's Southeast Corporate Division. It was Wachovia's Southeast Corporate Division that was

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/ BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST; OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO	§ §	IN THE STATE COURT OF FULTON COUNTY,

FILED ... 25 PM 4:33 CLERK ... FULTON COUNTY, GEORGIA

ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO §
SANTO E. COMMERCIAL DE LISBOA; §
CYPRESS TREE INVESTMENT FUND L.L.C.; §
FIRST ALLMERICA FINANCIAL LIFE §
INSURANCE; CYPRESS TREE INVESTMENT §
LTD.; CYPRESS TREE INVESTMENT §
PARTNERS II; CYPRESS TREE SENIOR §
FLOATING RATE FUND; CYPRESS TREE §
INSTITUTIONAL FUND, L.L.C.; NORTH §
AMERICAN SENIOR FLOATING RATE FUND; §
DAI-ICHI KANGYO BANK, LTD.; SOCIETE §
GENERALE; SOUTHERN PACIFIC; CAISSEE §
DE DEPOT ET PLACEMENT DuQUEBEC; §
CREDIT INDUSTRIEL ET COMMERCIAL; §
RABOBANK CANADA; COOPERATIEVE §
CENTRALE RAIFFEISEN-BOERENLEENBANK §
B.A. RABOBANK NEDERLAND, NEW YORK §
BRANCH; §
§
Plaintiffs, §
v. §
§
PRICEWATERHOUSECOOPERS LLP, §
§
Defendant. § STATE OF GEORGIA

FIRST AMENDED COMPLAINT

NATURE OF THIS ACTION

1. This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the international accounting firm of PricewaterhouseCoopers LLP for negligent misrepresentation. The defendant, and its predecessor, Coopers & Lybrand L.L.P. (collectively, "PricewaterhouseCoopers"), audited the financial statements of Laidlaw Environmental Services, Inc. and LES, Inc. (collectively, "LESI"), and Laidlaw, Inc. for their 1996 and 1997 fiscal years. PricewaterhouseCoopers audited the financial statements of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen"), for their 1998 and

1999 fiscal years. Collectively, Safety-Kleen and LESI are referred to in this complaint as "the Company." In its unqualified auditors' reports on those financial statements, PricewaterhouseCoopers expressly represented in writing (1) that those audits were conducted in accordance with generally accepted auditing standards ("GAAS"), and (2) that the Company's financial statements fairly presented the Company's financial position in conformity with generally accepted accounting principles ("GAAP").

2. In 1997, 1998, and 1999, PricewaterhouseCoopers issued compliance certifications for the express use of LES, Inc.'s and Safety-Kleen's lenders. In each of these certifications, PricewaterhouseCoopers expressly represented that its audit had been conducted in accordance with GAAS and referenced PricewaterhouseCoopers' unqualified auditor opinion regarding the Company's financial position. These certifications also stated that in connection with its audit, PricewaterhouseCoopers had discovered nothing to indicate that the Company had failed to comply with the terms, covenants, provisions, or conditions of its loan obligations.

3. Relying on the integrity of those audited financial statements, as well as the reputation, competence, and due professional care of PricewaterhouseCoopers and PricewaterhouseCoopers' auditors' reports and compliance certifications, plaintiffs extended hundreds of millions of dollars of loans and credit to the Company. PricewaterhouseCoopers' auditors' reports and certifications, however, were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. In fact, the Company's financial statements contained materially false and misleading statements that would have been discovered by any competent auditor diligently following applicable professional standards. In March 2000, it was first

disclosed to plaintiffs and the public that Safety-Kleen's financial statements were materially false and misleading and that plaintiffs had been defrauded. PricewaterhouseCoopers has now withdrawn its previously issued auditors' reports on the Company's financial statements for 1997, 1998, and 1999, and has stated that reliance should no longer be placed on its auditors' reports. Safety-Kleen is now in bankruptcy and plaintiffs have been badly harmed by the negligence of PricewaterhouseCoopers.

PARTIES

4. Plaintiff Toronto Dominion (Texas), Inc. is a Delaware corporation with its principal place of business in Houston, Texas.

5. Plaintiff The Toronto-Dominion Bank is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada.

6. Plaintiff Wachovia Bank, N.A. is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia.

7. Plaintiff Van Kampen American Capital Prime Rate Income Trust is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

8. Plaintiff Van Kampen Senior Floating Rate Fund is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

9. Plaintiff Van Kampen CLO I, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

10. Plaintiff Van Kampen CLO II, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

11. Plaintiff Eaton Vance Senior Debt Portfolio is a New York Trust Company organized

under the laws of New York with its principal place of business in Boston, Massachusetts.

12. Plaintiff Oak Hill Securities Fund, LP is a Delaware limited partnership organized under the laws of Delaware with its principal place of business in Fort Worth, Texas.

13. Plaintiff Archimedes Funding L.L.C. is a Delaware limited liability company with its principal place of business in Delaware.

14. Plaintiff Archimedes Funding II, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

15. Plaintiff Archimedes Funding III, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

16. Plaintiff SEQUILS - ING I (HBDGM), Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

17. Plaintiff ML CLO XII PILGRIM America (Cayman) Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

18. Plaintiff ML CLO XV Pilgrim America (Cayman) Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

19. Plaintiff Pilgrim CLO 1999-1 Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Arizona.

20. Plaintiff Pilgrim America High Income Investments Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

21. Plaintiff BHF (USA) Capital Corporation is incorporated in the State of Delaware with its principal place of business in New York.

22. Plaintiff Balanced High Yield Fund I Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

23. Plaintiff Balanced High Yield Fund II Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

24. Plaintiff The CIT Group/Business Credit, Inc. is a corporation incorporated in the State of New York with its principal place of business in New York.

25. Plaintiff Credit Lyonnais New York Branch is a New York state licensed branch of a French banking corporation, which has its principal place of business in New York.

26. Plaintiff First Dominion Funding I, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

27. Plaintiff First Dominion Funding II, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

28. Plaintiff First Dominion Funding III, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

29. Plaintiff Firstar Bank, N. A. is a banking institution organized in the State of Ohio with its principal place of business in Ohio.

30. Plaintiff Mountain Capital CLO I, Ltd., is a special purpose limited liability company

organized under the laws of the Cayman Islands with its principal place of business in the New York.

31. Plaintiff National City Bank is a national bank organized in the State of Ohio, with its principal place of business in Ohio.

32. Plaintiff Royal Bank of Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada.

33. Plaintiff American General Annuity Insurance Company (f/k/a Western National Life Insurance) is organized under the laws of the State of Texas with its principal place of business in Texas.

34. Plaintiff AIM Floating Rate Fund f/k/a Floating Rate Portfolio is a continuously offered, non-diversified, closed-end management investment company organized under the laws of Delaware with its principal place of business in Texas.

35. Plaintiff Oasis Collateralized High Income Portfolio-1, Ltd. is a public limited company organized under the laws of Channel Islands with its principal place of business in St. Helier, Jersey.

36. Plaintiff Strata Funding Ltd. is a special purpose company organized under the laws of Cayman Islands with its principal place of business in Cayman Islands, British West Indies.

37. Plaintiff Amara-1 Finance, Ltd. is a public limited liability company organized under the laws of Channel Islands with its principal place of business in New Jersey.

38. Plaintiff The Fuji Bank, Limited is a Japanese bank organized under the laws of Japan with its principal place of business in New York.

39. Plaintiff HSBC Bank USA is a banking institution organized under the laws of New York with its principal place of business in New York.

40. Plaintiff Imperial Bank is a banking institution organized under the laws of California with its principal place of business in California.

41. Plaintiff Comerica Bank is a banking institute organized under the law of Michigan with its principal place of business in Michigan.

42. Plaintiff Black Diamond CLO 1998-1 Ltd. is a limited liability company established under the laws of the Cayman Islands.

43. Plaintiff Amara-2 Finance, Ltd. is a public limited liability company organized under the laws of the Channel Islands with its principal place of business in New York.

44. Plaintiff Ceres Finance Ltd. is special purpose company organized under the law of the Cayman Islands with its principal place of business in the Cayman Islands, British West Indies.

45. Plaintiff PPM Spyglass Funding Trust is a business trust organized under the laws of Delaware with its principal place of business in Chicago, Illinois.

46. Plaintiff Olympic Funding Trust, Series 1999-1 is a business trust organized under the laws of Delaware with its principal place of business in Delaware.

47. Plaintiff Jackson National Life Insurance Company is an insurance company organized under the laws of Michigan.

48. Plaintiff Banco Espirito Santo, S.A. f/k/a Banco Espirito Santo E. Commercial de Lisboa is a corporation licensed under the laws of the New York State Banking Department with its principal place of business in New York, N.Y.

49. Plaintiff Cypress Tree Investment Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

50. Plaintiff First Allmerica Financial Life Insurance Co. is a limited liability company

organized under the laws of Delaware with its principal place of business in Massachusetts.

51. Plaintiff Cypress Tree Investment Partners I is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

52. Plaintiff Cypress Tree Investment Partners II is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

53. Plaintiff Cypress Tree Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

54. Plaintiff Cypress Tree Institutional Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

55. Plaintiff North American Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

56. Plaintiff Dai-Ichi Kangyo Bank, Ltd., is a banking institution organized under the laws of Japan with its principal place of business in Japan/New York.

57. Plaintiff Societe Generale is a French banking corporation licensed as a New York branch organized under the laws of New York with its principal place of business in New York.

58. Plaintiff Southern Pacific Bank is a banking institution organized under the laws of California with its principal place of business in California.

59. Plaintiff Caissee De Depot et Placement DuQuebec is a corporation organized under the laws of Quebec with its principal place of business in Montreal.

60. Plaintiff Credit Industriel et Commercial is a banking institution organized under the

laws of France with its principal place of business in Paris, France and is licensed by New York State's banking department.

61. Plaintiff Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A. "RaboBank Nederland", New York Branch is a banking institution organized under the laws of the Nederlands with its principal place of business in the Nederlands and is licensed by New York State's banking department.

62. Plaintiff RaboBank Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada and is licensed by New York State's banking department.

63. Defendant PricewaterhouseCoopers LLP is an international partnership organized under the laws of Delaware and doing business in this state. PricewaterhouseCoopers LLP was previously served with process by service on its designated agent in Atlanta, Georgia and has appeared and answered in this action. As used herein, "PricewaterhouseCoopers" includes its predecessor, Coopers & Lybrand LLP.

JURISDICTION AND VENUE

64. This Court has jurisdiction over PricewaterhouseCoopers as a result of its continuous and systematic business contacts within this state. Partners of PricewaterhouseCoopers are residents and citizens of this state.

65. Venue is proper in this Court under GA. CODE ANN. § 9-2-25. PricewaterhouseCoopers does business and has a branch or local organization in this county and actions made the basis of this lawsuit occurred in this county.

FACTS

66. On May 15, 1997, Laidlaw Environmental Services— the hazardous and industrial waste management services division of Laidlaw, Inc. ("Laidlaw")—was merged with Rollins Environmental Services, Inc. ("Rollins"). At the time, Rollins was the largest full-service solid hazardous waste incineration company in North America. The combined company was then re-named Laidlaw Environmental Services, Inc. The merger was partially financed with $650 million in senior secured credit facilities provided, in part, by plaintiffs.

67. In April 1998, Laidlaw Environmental Services, Inc. consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. The resulting company operated under the name of Safety-Kleen Services, Inc. and Safety-Kleen Corp. became the parent entity. The purchase was partially financed by $2.1 billion in senior secured credit facilities and interest rate SWAPS, which re-financed the previous $650 million credit facility and was provided, in part, by plaintiffs.

68. PricewaterhouseCoopers knew that LESI and Safety-Kleen would enter into these two credit facilities and PricewaterhouseCoopers knew the identities of the agent banks.

69. PricewaterhouseCoopers audited and issued its unqualified auditors' reports on the 1997 annual financial statement of LESI and the 1998 and 1999 annual financial statements of Safety-Kleen. The written agreements which set forth the terms and conditions of the 1997 and 1998 credit facilities include the requirement that the LESI and Safety-Kleen annual financial statements be audited and certified by PricewaterhouseCoopers or other independent certified public accountants of nationally recognized standing in auditors' reports stating the financial statements have been examined by the auditor in accordance with GAAS and that the financial statements are fairly presented in accordance with GAAP and further, that those audit reports be delivered to the

plaintiff lenders. The agreements also require that PricewaterhouseCoopers annually certify that in conducting its audit, no knowledge was obtained of any default or event of default under those agreements except as specified in the certification.

70. PricewaterhouseCoopers knew of those requirements in the agreements, knew that LESI and Safety-Kleen were required to supply copies of its auditors' reports and certifications to plaintiffs to satisfy those requirements, and knew and intended that plaintiffs would rely on PricewaterhouseCoopers' auditors' reports and certifications in loaning money and extending credit to the Company and in otherwise taking or refraining from taking action to protect their rights.

71. Plaintiffs did in fact, directly or through their agents, receive copies of these financial statements and PricewaterhouseCoopers' auditors' reports and certifications as required by the LESI and Safety-Kleen loan agreements, and did in fact rely on the integrity of the financial statements and the auditors' reports and certifications issued by PricewaterhouseCoopers in extending credit to LESI and Safety-Kleen. Plaintiffs also relied on the integrity of the financial statements and the auditors' reports and certifications in their management of the extensions of credit that had already been made.

72. In February 2000, certain members of the board of directors of Safety-Kleen began an investigation into allegations that Safety-Kleen's financial statements contained materially false or misleading information. This investigation quickly uncovered a series of improper and incorrect accounting transactions and entries in Safety-Kleen's books and records. On March 6, 2000, Safety-Kleen issued a press release disclosing that it "has initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [Safety-Kleen's] Board of Directors of information alleging possible accounting irregularities that

may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998."

The press release stated:

> The Board has appointed a special committee, consisting solely of four independent outside directors of [Safety-Kleen], to spearhead the internal investigation, and has engaged Shaw Pittman and Arthur Andersen LLP to conduct a thorough and comprehensive investigation of these matters.

The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the "investigation."

73. On March 7, 2000, Safety-Kleen announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [Safety-Kleen] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to Safety-Kleen, "[s]uch reports should no longer be relied upon or associated with the financial statements of Safety-Kleen . . . ."

74. On March 13, 2000, Safety-Kleen again disclosed that its previously reported financial results failed to disclose accounting irregularities.

75. Safety-Kleen also stated in its March 13, 2000 press release that:

> [Safety-Kleen] is in default under certain financial covenants contained in its credit agreements and is not able to borrow under those agreements without a waiver of such defaults by the lenders.

76. On March 16, 2000, Safety-Kleen reported "that there had been accounting irregularities in several cases, including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." Safety-Kleen further stated that it was "not able to quantify the effect of such irregularities on its financial statements at this time."

77. On June 6, 2000, Safety-Kleen announced that it failed to make the required interest and principal payments due on certain outstanding debt the prior week. Safety-Kleen stated that it:

> did not make an interest payment of $1.8 million related to a $60 million Promissory Note dated May 15, 1997. Additionally, [Safety-Kleen] did not make a $15 million interest payment on its 9 1/4 percent Senior Notes due 2008; and it did not make a $43 million principal and interest payment under its Senior Credit Facility dated April 3, 1998.

78. On June 9, 2000, Safety-Kleen filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

79. Plaintiffs are informed and believe that Safety-Kleen's financial statements contain misstatements which artificially inflate Safety-Kleen's earnings and assets and that Safety-Kleen's accounting irregularities fall into at least four general categories: (1) premature revenue recognition, (2) double booking of revenues and fraudulent invoices; (3) manipulation of reserves; and (4) the creation of fictional numbers on the income statements and balance sheets. More specifically, plaintiffs are informed and believe that during fiscal 1998 and 1999, Safety-Kleen: (1) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential support; (2) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (3) reversed material portions of a multi-million dollar restructuring charge without competent evidential support; (4) adjusted material deferred debt amortization costs without competent evidential support; (5) classified certain material debt obligations as accounts payable; (6) failed to amortize material up-front gains on swap derivative transactions; and (7) in sum, overstated its net income by more than $200 million through violations of GAAP and through

hypothecated sources of revenue or income which lacked competent evidential support.

80. PricewaterhouseCoopers' representations that LESI's and Safety-Kleen's financial statements had been audited in accordance with GAAS and that they fairly presented the financial condition of the Company, in accordance with GAAP, were false. In fact, the LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength, and PricewaterhouseCoopers' audits had not been conducted in accordance with GAAS.

81. The false and misleading entries in the Company's financial statements and books and records should have been discovered by PricewaterhouseCoopers and would have been uncovered if PricewaterhouseCoopers had not performed its work negligently and in violation of the standards of its profession.

82. PricewaterhouseCoopers, in reporting on LESI's and Safety-Kleen's financial statements, negligently misrepresented that its examinations were made "in accordance with generally accepted auditing standards . . . ." These statements were false and misleading in that the following auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), among others, were violated:

(a) AICPA General Standard No. 2 was violated in that an independence in mental attitude was not maintained by PricewaterhouseCoopers during the respective audits (AICPA Statement on Auditing Standards, §§ 150 and 220);

(b) AICPA General Standard No. 3 was violated by PricewaterhouseCoopers, which requires that due professional care be exercised in the performance of the examination and preparation of the report (AICPA Statement on Auditing Standards, §§ 150 and 230);

(c) AICPA Standard of Field Work No. 2 was violated by PricewaterhouseCoopers, which requires that a sufficient understanding of internal controls is to be obtained to plan the audit and to determine the nature, timing and extent of tests to be performed (AICPA Statement on Auditing Standards, §§ 150, 319,and 322);

(d) AICPA Standard of Field Work No. 3 was violated by PricewaterhouseCoopers, which requires that sufficient competent evidential matter be obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the financial statements under audit (AICPA Statement on Auditing Standards, §§ 150 and 326);

(e) AICPA Standard of Reporting No. 1 was violated by PricewaterhouseCoopers in that PricewaterhouseCoopers falsely represented that the financial statements were presented in accordance with generally accepted accounting principles, when in fact such statements were not so presented (AICPA Statement on Auditing Standards, §§ 150 and 410);

(f) AICPA Standard of Reporting No. 3 was violated by Pricewaterhouse-Coopers, which requires that informative disclosures in the financial statements be reasonably adequate unless otherwise stated in the report (AICPA Statement on Auditing Standards, §§ 150 and 431); and

(g) AICPA Standard of Reporting No. 4 was violated by Pricewaterhouse-Coopers, which requires that the report of an independent auditor shall contain an expression of opinion of the financial statements taken as a whole or an assertion to the effect that an opinion cannot be expressed in that PricewaterhouseCoopers issued its auditors' reports even though the preceding violations of GAAS should have been known by it to have occurred.

83. PricewaterhouseCoopers negligently misrepresented that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles in that, among other things:

(a) The principle of fair presentation was violated since the Company's financial statements were not presented in conformity with generally accepted accounting principles (AICPA Statement on Auditing Standards, §§ 410 and 411);

(b) The principles of adequacy and fairness of disclosure were violated since information was not presented in a way that facilitated understanding and avoided erroneous implications (AICPA Statement on Auditing Standards, § 431);

(c) The principle of informed judgment was violated (AICPA Statement on Auditing Standards, § 110.05); and

(d) The principle of materiality was violated (AICPA Statement on Auditing Standards, § 312, Statement of Financial Accounting Concepts No. 2).

84. PricewaterhouseCoopers should and would have learned of the foregoing violations of GAAP had it not performed its work negligently and in violation of the standards of its profession.

CAUSE OF ACTION FOR NEGLIGENT MISREPRESENTATION

85. Plaintiffs incorporate the foregoing allegations of this complaint.

86. PricewaterhouseCoopers, in the course of its business, profession, or employment, and in the course of a transaction in which it had a pecuniary interest, supplied false information, namely, its auditors' reports and certifications regarding Safety-Kleen and LESI, for the guidance

of plaintiffs in a business transaction. PricewaterhouseCoopers failed to exercise reasonable care or competence in obtaining and communicating this information. PricewaterhouseCoopers knew that plaintiffs would rely upon this information, and that plaintiffs would use the information in deciding to engage in the transactions involved.

87. PricewaterhouseCoopers was manifestly aware of the use to which the information was to be put by the plaintiffs and intended that it be so used by the plaintiffs.

88. Plaintiffs justifiably relied on PricewaterhouseCoopers' representations that its audits were performed in accordance with GAAS, that the financial statements of Safety-Kleen and LESI fairly presented the financial condition of Safety-Kleen and LESI in accordance with GAAP, and that there was no reason to believe Safety-Kleen or LESI were in default under their credit agreements.

89. Had PricewaterhouseCoopers exercised due care and followed the applicable standards of the accounting profession, it would not have made the false statements upon which plaintiffs relied and because of which plaintiffs have suffered damages.

90. Had PricewaterhouseCoopers disclosed that its representations that its audits had been performed in accordance with GAAS were not true, or that matters had come to its attention indicating that the financial statements of Safety-Kleen and LESI did not fairly present the financial condition of Safety-Kleen and LESI in accordance with GAAP, plaintiffs would not have made their extensions of credit. Further, if it had been disclosed that PricewaterhouseCoopers' representations were false, LESI and Safety-Kleen would have been in default under the terms of the loan agreements, and plaintiffs would not have made subsequent extensions of credit and instead could and would have taken action to eliminate or materially reduce the amount of their losses.

91. As a direct and proximate cause of their justifiable reliance on

PricewaterhouseCooper's negligent misrepresentations, plaintiffs have suffered damages in excess of the minimum jurisdictional limits of this court.

PRAYER FOR JUDGMENT

92. Plaintiffs pray for a trial by jury and pray that upon trial and verdict, the Court award judgment and recovery of all actual damages against defendant in an amount to be proven at trial, pre- and post- judgment interest as provided by law, court costs as provided by law, attorneys' fees, and any further relief determined by the Court to be just and proper.

JURY DEMAND

93. Plaintiffs request trial by jury for this action.

DATED this 25th day of May, 2001.

SUSMAN GODFREY L.L.P.

By: E L Vincent

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 25th day of May, 2001, served upon all parties of record the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

E. Lawrence Vincent

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

FILED IN OFFICE
OCT 2 3 2001
DEPUTY CLERK STATE COURT FULTON COUNTY

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant.

CIVIL ACTION No. 00VS012679-F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S
MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Pursuant to O.C.G.A. § 9-11-14(a), Defendant PricewaterhouseCoopers LLP ("PwC") moves this Court for leave to file its Third-Party Complaint (attached hereto as Exhibit "A") against Safety-Kleen Corp. ("Safety-Kleen"), Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo"), and Paul B. Humphreys ("Humphreys") (Winger, Bragagnolo, and Humphreys, collectively, are referred to hereinafter as the "Individual Third Parties," and together with Safety-Kleen are referred to hereinafter as the "Proposed Third-Party Defendants"). The Individual Third Parties are former senior officers of Safety-Kleen, the entity to which Plaintiffs loaned approximately $1 billion. In support of its Motion, PwC shows the Court as follows:

1. The original Complaint was filed by Plaintiff Toronto Dominion (Texas), Inc. and twelve other lending institutions. The Complaint asserted a negligent misrepresentation claim in connection with PwC's audits of Safety-Kleen's 1997-1999 financial statements. Safety-Kleen borrowed billions of dollars from Plaintiffs and other lenders pursuant to written contracts. Plaintiffs allege that PwC, as Safety-Kleen's auditor during the 1997-1999 fiscal years, should be liable for injuries that Plaintiffs allegedly sustained when Safety-Kleen defaulted on its payment

obligations under those agreements. Plaintiffs amended their Complaint on May 25, 2001 to join 46 additional lending institutions as Plaintiffs.

2. The Individual Third Parties are former Safety-Kleen executives who were placed on administrative leave, and later resigned, when accounting irregularities in Safety-Kleen's financial reporting came to light. Discovery to date has revealed that: (1) the Plaintiffs in this case relied primarily or exclusively on representations by the Proposed Third-Party Defendants in extending loans and making other credit decisions, and not on PwC; (2) the Proposed Third-Party Defendants engaged in negligent, fraudulent and/or other wrongful acts to induce such reliance by the Plaintiffs; and (3) to the extent any statements made by PwC contained misrepresentations, they did so as a consequence of negligent, fraudulent and/or other wrongful acts of the Proposed Third-Party Defendants. Accordingly, should PwC be found liable to Plaintiffs for their claims of negligent misrepresentation based on audits of Safety-Kleen's financial statements, the Proposed Third-Party Defendants would be joint tortfeasors liable to PwC pursuant to the provisions of O.C.G.A. § 9-11-14, and should therefore be responsible for their proportionate share of fault with respect to Plaintiffs' alleged damages.

3. Impleader of the Proposed Third-Party Defendants would further the interests of justice. The Proposed Third-Party Defendants' negligence, fraud, and/or other wrongful conduct, not PwC's audits, caused any injuries that Plaintiffs allegedly incurred as a result of Safety-Kleen's payment default, to the extent that those injuries were not caused by Plaintiffs' own negligence. All pertinent issues arise out of the same nucleus of operative fact, and impleader would allow this Court to avoid a multiplicity of actions, to preserve the Court's and the party's resources by avoiding duplication of evidence, and to ensure consistent results from similar evidence and common issues. Indeed, the failure to allow impleader of the Proposed

Third-Party Defendants would work a substantial injustice to PwC, since PwC would be potentially responsible for the full amount of any judgment obtained by Plaintiffs, without any apportionment to the parties who are actually wholly or primarily responsible for Plaintiffs' damages.

4. PwC did not implead the Proposed Third-Party Defendants prior to any discovery because it was not until after discovery was under way that PwC became aware of the extent of the Proposed Third-Party Defendants' negligence, fraud and/or other wrongful acts, and of the extent of Plaintiffs' reliance on those actions in making their lending and other credit decisions. Plaintiffs would not be prejudiced by the filing of PwC's Third-Party Complaint at this time because (1) discovery would have to be directed to each of the Proposed Third-Party Defendants and other current and former Safety-Kleen employees in any event, and (2) Plaintiffs' counsel already amended the Complaint after the Scheduling Order was entered to add 46 new Plaintiffs, and has indicated that more Plaintiffs will be added in the coming days, which will result in some delay. Allowing impleader of the Proposed Third-Party Defendants will not delay this proceeding any more than Plaintiffs already have by adding new Plaintiffs and, thereby, necessitating additional discovery and substantially enlarging the scope of this litigation. Finally, PwC would be seriously prejudiced if the parties truly responsible for Plaintiffs' injuries are not joined.

5. The grounds for this Motion, along with supporting authority, are more fully set forth in PwC's Memorandum of Law in Support of its Motion for Leave to File Third-Party Complaint, filed concurrently herewith.

WHEREFORE, PricewaterhouseCoopers LLP prays that this Motion be granted and that this Court approve Defendant's request for leave to file its Third-Party Complaint.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 13 day of October, 2001 served upon all parties of record the within and foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JP Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST;	CIVIL ACTION NO. 00 VS 012679 F

OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE; CYPRESS TREE INVESTMENT LTD.; CYPRESS TREE INVESTMENT PARTNERS II; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; SOUTHERN PACIFIC; CAISSEE DE DEPOT ET PLACEMENT DuQUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,

Third-Party Defendants.

THIRD-PARTY COMPLAINT

NATURE OF THIS ACTION

1. This is an action for contribution and indemnity brought by Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC"), in its own behalf and as successor in

interest to Coopers & Lybrand L.L.P., against Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys"), and Michael J. Bragagnolo ("Bragagnolo"), the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-Kleen Corporation and its predecessor in interest Laidlaw Environmental Services, Inc. Safety-Kleen Corporation, together with its predecessor in interest Laidlaw Environmental Services, Inc., is referred to herein as "Safety-Kleen". Winger, Humphreys and Bragagnolo, collectively, are referred to herein as the "Individual Defendants," and together with Safety-Kleen are referred to herein as the "Third-Party Defendants."

2. PwC audited Safety-Kleen's financial statements of August 31, 1997 (the "1997 Financial Statements"), as of August 31, 1998 (the "1998 Financial Statements") and as of August 31, 1999 (the "1999 Financial Statements"). The 1997 Financial Statements, 1998 Financial Statements, and 1999 Financial Statements are collectively referred to herein as the "Financial Statements." The auditor's reports issued by PwC stated that its audits of the Financial Statements (the "Safety-Kleen Audits") were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"), and that, in PwC's opinion, the Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as of August 31, 1999, 1998, and 1997.

3. The Plaintiffs in this case are various banks and other financial institutions that extended loans and other forms of credit to Safety-Kleen. The Plaintiff Lenders have filed a Complaint and a First Amended Complaint asserting a single count of negligent misrepresentation against PwC, through which they seek to recover from PwC losses they have allegedly incurred as a result of Safety-Kleen's default on those loans and extensions of credit and Safety-Kleen's subsequent bankruptcy. Plaintiffs contend that they loaned funds to Safety-

Kleen and made other credit decisions in reliance on PwC's auditor's reports on the Financial Statements and certain negative assurance letters relating to those loans. Plaintiffs further contend that the Financial Statements contain material misrepresentations concerning the financial condition of Safety-Kleen, and that Plaintiffs would not have made the loans and/or would have made other credit decisions had they known the true facts. Copies of the Plaintiffs' Complaint and First Amended Complaint against PwC are attached hereto as Exhibit A. All other pleadings filed of record in this action prior to the filing of this Third-Party Complaint are attached hereto as Exhibit B.

4. The Third-Party Defendants were responsible for the preparation of the Financial Statements. The Third-Party Defendants were also responsible for providing PwC with complete access to all relevant Safety-Kleen books and records, as well as truthful, accurate and complete information required by PwC in the course of its audits of the Financial Statements. Equally importantly, the Third-Party Defendants made direct representations to the Plaintiffs concerning the current and prospective financial condition of Safety-Kleen, Safety-Kleen's plans with respect to acquisitions for which loans and other extensions of credit ultimately were used, and other matters on which the Plaintiffs relied in making their credit decisions. It is now clear that Plaintiffs, or some of them, relied primarily or exclusively on representations by Safety-Kleen and its management, including the Individual Defendants, in making their loan or other credit decisions, including representations concerning Safety-Kleen's then-current and prospective financial condition.

5. PwC specifically denies that it is liable to the Plaintiffs as alleged in the First Amended Complaint. Further, PwC alleges that the Third-Party Defendants and others as yet unnamed are wholly or partially responsible for Plaintiffs' alleged damages, and should be held

responsible to Plaintiffs based upon their proportionate share of fault and to PwC for any portion of Plaintiffs' damages for which PwC is held liable.

PARTIES

6. PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of Delaware, is resident in and conducts business in the State of Georgia. One or more of PwC's partners are residents of the State of Georgia.

7. Safety-Kleen Corporation, a Delaware corporation whose principal place of business is at 1301 Gervais Street, Columbia, South Carolina 29201, conducts business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Safety-Kleen Corporation at its principal place of business, 1301 Gervais Street, Columbia, South Carolina 29201.

8. Kenneth W. Winger, whose place of residence is 71 Reynolds, Oakville, Ontario, Canada L6J 3K1, served as Safety-Kleen's Chief Executive Officer and President between May 15, 1997 and May 12, 2000, and served as a director of Safety-Kleen between May 15, 1997 and June 9, 2000. Winger was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CEO and President, Winger conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Winger at his place of residence, 71 Reynolds, Oakville, Ontario, Canada L6J 3K1.

9. Paul R. Humphreys, whose place of residence is 292 Douglas Ridge Green SE, Calgary, Alberta, T2Z3A7, Canada, served as Safety-Kleen's Chief Financial Officer and Senior Vice President, Finance, between May 15, 1997 and May 12, 2000. Humphreys was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as

Safety-Kleen's CFO, Humphreys conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Humphreys at his place of residence, 292 Douglas Ridge Green SE, Calgary, Alberta, T2Z3A7, Canada.

10. Michael J. Bragagnolo, whose place of residence is 47833 Hastings Road, Canton, Michigan 48188, served as Safety-Kleen's Chief Operating Officer and Executive Vice President between May 15, 1997 and May 12, 2000. Bragagnolo was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's COO, Bragagnolo conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Bragagnolo at his place of residence, 47833 Hastings Road, Canton, Michigan 48188.

11. Each of the Individual Defendants was an employee and agent of Safety-Kleen at the time of each of the acts and omissions alleged herein, and was acting in the course and scope of that employment and agency and for and to Safety-Kleen's benefit.

JURISDICTION AND VENUE

12. This Court has jurisdiction over each of the Third-Party Defendants in that they individually and collectively performed one or more tortious acts in the State of Georgia, and having an impact on Georgia-residents PwC, numerous PwC partners, and one or more Plaintiffs, that give rise to the claims at issue in this Third-Party Complaint.

13. Venue is proper in this Court under O.C.G.A. § 9-10-34.

FACTS

PwC's Audit of the 1997 Financial Statements

14. On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries

("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI") pursuant to a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Coincident with the closing of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc. ("LESI"). As set out below, LESI changed its name to Safety-Kleen Corp. in 1998 following its May 1998 acquisition of the Wisconsin corporation by that name ("Old Safety-Kleen").

15. Concurrent with the closing of the Rollins Acquisition, Winger became the President and Chief Executive Officer of Safety-Kleen, Humphreys became its Senior Vice President, Finance and Chief Financial Officer, and Bragagnolo became its Executive Vice President and Chief Operating Officer.

16. Because of their positions with Safety-Kleen, the Individual Defendants each had access to material, non-public information regarding Safety-Kleen 's business, finances, products, markets, and present and future business prospects.

17. After the Rollins Acquisition, PwC audited Safety-Kleen's 1997 Financial Statements. Following its audit, PwC issued its Report of Independent Accountants, dated October 7, 1997 (the "1997 Auditor's Report"), regarding the 1997 Financial Statements. In the 1997 Auditor's Report, PwC stated that the 1997 Financial Statements were "the responsibility of the Company's management," and that PwC's "responsibility [was] to express an opinion on [those] financial statements based on [PwC's] audits." The 1997 Auditor's Report further stated PwC's opinion that the 1997 Financial Statements "present fairly, in all material respects, the consolidated financial position" of Safety-Kleen as of August 31, 1997, "in accordance with generally accepted accounting principles."

18. Safety-Kleen and the Individual Defendants, both directly and through their subordinates, communicated with and provided information to PwC in connection with the 1997 Safety-Kleen Audit. The 1997 Safety-Kleen Audit was based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1997 Safety-Kleen Audit, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1997 Auditor's Report if the Third-Party Defendants had not made those representations.

19. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1997 Safety-Kleen Audit was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

20. The 1997 Auditor's Report was included within Safety-Kleen's Form 10-K filed with the Securities and Exchange Commission on or about October 31, 1997. Defendants Winger and Humphreys signed the Form 10-K. In doing so, Winger, Humphreys and Safety-Kleen represented that the information contained within the Form 10-K (including the financial information to which the 1997 Auditor's Report was directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

21. If the 1997 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1997 in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such misstatement

resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations of Safety-Kleen's actual financial condition to PwC and to others.

22. Moreover, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Rollins and Old LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

23. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the 1997 Financial Statements or on the 1997 Auditor's Report in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

The $2.2 Billion Senior Credit Facility

24. In May 1998, Safety-Kleen completed the acquisition of Old Safety-Kleen through a back-end merger, approved by the Old Safety-Kleen shareholders on May 18, 1998 (the "Safety-Kleen Acquisition"). The consideration for the Safety-Kleen Acquisition totaled approximately $2.2 billion, including debt assumed and estimated transaction costs, and was comprised of approximately $1.5 billion cash and 166.5 million shares of Safety-Kleen common

stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility. This Senior Credit Facility was provided by a syndicate of banks and other financial institutions including, among others, some of the Plaintiffs. Plaintiffs' alleged damages in this case are based on Safety-Kleen's default on loans and/or extensions of credit that Plaintiffs provided to Safety-Kleen pursuant to this Senior Credit Facility.

25. Each of the Individual Defendants was actively involved in planning for, soliciting, and executing the Safety-Kleen Acquisition and the Senior Credit Facility that funded that acquisition.

26. Effective July 1, 1998, Safety-Kleen began doing business as Safety-Kleen Corp., and formally changed its name to Safety-Kleen Corp. in or about November 1998.

27. Each of the Individual Defendants retained the same positions with Safety-Kleen following the Safety-Kleen Acquisition as they had held before the Safety-Kleen Acquisition. In that capacity, and within the course and scope of their duties as employees and/or agents of Safety-Kleen and for and to Safety-Kleen's benefit, the Individual Defendants provided periodic reports and representations concerning Safety-Kleen's financial condition and practices to PwC and to the Plaintiffs. PwC is informed and believes that many of those reports and representations were specifically directed to Georgia residents, including Plaintiff Wachovia Bank, N.A., for their use and reliance in connection with lending decisions under the Senior Credit Facility. Many of those reports and representations also were intended for PwC's use and reliance in its preparation of certain periodic negative assurance letters that Safety-Kleen provided to the Senior Credit Facility lenders, including Plaintiff Wachovia Bank, N.A.

28. Because of their positions with Safety-Kleen following the Safety-Kleen Acquisition, each of the Individual Defendants had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects.

29. Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false.

30. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information to PwC and to Plaintiffs, or some of them, which was material to PwC's preparation of negative assurance letters and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the negative assurance letters, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

<u>PwC's Audit of the 1998 and 1999 Financial Statements</u>

31. PwC thereafter audited the 1998 and 1999 Financial Statements (the "1998 and 1999 Audits"). Following its audits, PwC issued its Reports of Independent Accountants, dated October 6, 1998 and October 5, 1999 (the "1998 and 1999 Auditor's Reports"), regarding the 1998 and 1999 Financial Statements, respectively. In the 1998 and 1999 Auditor's Reports, PwC

stated that the 1998 and 1999 Financial Statements are the responsibility of the management of Safety-Kleen and that PwC's responsibility was to express an opinion on those financial statements based on PwC's audits. The 1998 and 1999 Auditor's Reports further stated PwC's opinion that the 1998 and 1999 Financial Statements "present fairly, in all material respects, the financial position of Safety-Kleen Corp. and its subsidiaries" at August 31, 1998 and August 31, 1999, respectively, "in conformity with generally accepted accounting principles."

32. Both directly and through their subordinates, each of the Third-Party Defendants communicated with and provided information to PwC in connection with the 1998 and 1999 Audits. The 1998 and 1999 Audits were based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1998 and 1999 Audits, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1998 and 1999 Auditor's Reports if the Third-Party Defendants had not made those representations.

33. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1998 and 1999 Audits was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

34. The 1998 and 1999 Auditor's Reports were included within Safety-Kleen's Forms 10-K filed with the Securities and Exchange Commission on or about October 20, 1998 and October 29, 1999, respectively. Defendants Winger and Humphreys signed the Forms 10-K. In doing so, Winger, Humphreys, and Safety-Kleen represented that the information contained

within the Forms 10-K (including the financial information to which the 1998 and 1999 Auditor's Reports were directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

35. If the 1998 and 1999 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1998 and August 31, 1999, respectively, in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such failure to fairly present Safety-Kleen's financial condition resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations and/or omissions with respect to Safety-Kleen's actual financial condition to PwC and to others.

36. As described herein, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans and progress with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

37. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen.

Accordingly, to the extent Plaintiffs relied on the 1998 and/or 1999 Financial Statements or on the 1998 and/or 1999 Auditor's Reports in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

Safety-Kleen's Fraud Investigation and Bankruptcy

38. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that the Individual Defendants had been placed on "administrative leave" pending the results of the internal investigation. Defendants Winger, Humphreys, and Bragagnolo were, in fact, placed on administrative leave on March 5, 2000.

39. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

40. On or about May 12, 2000, each of the Individual Defendants resigned his employment at Safety-Kleen. Winger resigned his position as a director of Safety-Kleen on June 9, 2000. PwC is informed and believes that each of the Individual Defendants resigned because he knew that absent such resignation, Safety-Kleen would unilaterally terminate his position because of his role in, and responsibility for, the alleged accounting irregularities relating to Safety-Kleen's Financial Statements.

41. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the Senior Credit Facility.

42. On June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

43. On December 13, 2000, thirteen of the Plaintiffs brought the present action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the Senior Credit Facility. Plaintiffs claim that PwC was negligent in failing to detect Safety-Kleen's false and misleading statements in the Financial Statements and that, as a result, the Plaintiffs made lending decisions under the Senior Credit Facility that they would not have made had they known the "truth" concerning Safety-Kleen's financial condition. On or about May 25, 2001, Plaintiffs filed their First Amended Complaint, through which 46 additional Plaintiffs joined in the single claim of negligent misrepresentation brought against PwC.

COUNT I
CONTRIBUTION

44. PwC incorporates the foregoing allegations of this Third-Party Complaint.

45. Plaintiffs' damages, as alleged herein and in Plaintiffs' First Amended Complaint as hereafter supplemented and/or amended, were proximately caused by the negligent, fraudulent, and/or other wrongful acts of the Third-Party Defendants as set forth herein, and not by any act or omission of PwC. Accordingly, the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC herein. Alternatively, if PwC is determined to have been at fault and to have contributed to Plaintiffs' injuries, which PwC specifically denies, the Third-Party Defendants' conduct should be presented to the jury for proper apportionment of

fault for Plaintiffs' damages alleged in the First Amended Complaint, as hereafter amended and/or supplemented.

COUNT II
INDEMNITY

46. PwC incorporates the foregoing allegations of this Third-Party Complaint.

47. As set forth herein, the Third-Party Defendants actively engaged in negligent, fraudulent, and/or other wrongful conduct that resulted in material misrepresentations concerning the financial condition of Safety-Kleen. PwC relied on the Third-Party Defendants' active misrepresentations in conducting its audits of Safety-Kleen's Financial Statements, and Plaintiffs relied on the Third-Party Defendants' active misrepresentations in making decisions regarding loans and other extensions of credit to Safety-Kleen. Accordingly, any damages to Plaintiffs as a result of the events alleged in the First Amended Complaint, as hereafter amended or supplemented, were proximately caused by the Third-Party Defendants' active misrepresentations, not by PwC's reliance on those misrepresentations or by any other action or omission by PwC. Therefore, PwC is entitled to indemnity from the Third-Party Defendants to the full extent of any liability assessed against PwC as a result of Plaintiffs' claim against PwC in this case.

PRAYER FOR JUDGMENT

WHEREFORE, PricewaterhouseCoopers LLP demands judgment against Third-Party Defendants Safety-Kleen Corp., Kenneth W. Winger, Paul R. Humphreys, and Michael J. Bragagnolo for all sums that may be adjudged against Defendant PricewaterhouseCoopers LLP in favor of Plaintiffs Toronto Dominion (Texas), Inc., et al.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR
PRICEWATERHOUSECOOPERS LLP, THIRD-PARTY PLAINTIFF

CERTIFICATE OF SERVICE

This is to certify that I have this 23 day of October, 2001 served upon all parties of record the within and foregoing **THIRD PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JP Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST;	CIVIL ACTION NO. 00 VS 012679 F

OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE; CYPRESS TREE INVESTMENT LTD.; CYPRESS TREE INVESTMENT PARTNERS II; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; SOUTHERN PACIFIC; CAISSEE DE DEPOT ET PLACEMENT DuQUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,

Third-Party Defendants.

SUMMONS

To the above-named Third-Party Defendants:

You are hereby summoned and required to file with the clerk of said court and serve upon E. Lawrence Vincent, Susman Godfrey L.L.P., Plaintiffs' attorney whose address is 901 Main

Street, 4100 Bank of America Plaza, Dallas, Texas, 75202-3775, and upon Michael P. Kenny, Alston & Bird LLP, who is attorney for PricewaterhouseCoopers LLP, Defendant and Third-Party Plaintiff, and whose address is 1201 West Peachtree Street, Atlanta, Georgia, 30309, an Answer to the Third-Party Complaint which is herewith served upon you, within 30 days after the service of this summons upon you exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the Third-Party Complaint. There is also served upon you herewith a copy of the Complaint of the Plaintiffs which you may but are not required to answer.

____

Clerk of Court

FILED IN OFFICE
OCT 2 3 2001
Deborah Hogan
DEPUTY CLERK STATE COURT
FULTON COUNTY, GEORGIA

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant.

CIVIL ACTION No. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MEMORANDUM OF LAW IN SUPPORT OF ITS MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Defendant PricewaterhouseCoopers LLP ("PwC") seeks leave to add third-party claims against Safety-Kleen Corp., Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo"), and Paul B. Humphreys ("Humphreys") (Winger, Bragagnolo, and Humphreys, collectively, are referred to hereinafter as the "Individual Third Parties," and together with Safety-Kleen Corp. are referred to hereinafter as the "Proposed Third-Party Defendants"). The Individual Third Parties are former senior officers of Safety-Kleen Corp. and its predecessor entity, Laidlaw Environmental Services, Inc. ("LESI") (Safety-Kleen Corp. and LESI, collectively, are referred to herein as "Safety-Kleen"). The Individual Third Parties had primary responsibility for the preparation and truthfulness of Safety-Kleen's 1997, 1998 and 1999 financial statements, which are at the heart of Plaintiffs' claim against PwC. Discovery conducted to date has shown (1) that the Plaintiffs relied wholly or primarily on representations from the Proposed Third-Party Defendants, and not on PwC, in making initial lending and other decisions relating to Safety-Kleen, (2) that the Proposed Third-Party Defendants induced laintiffs to act through negligent, fraudulent or other wrongful acts, and (3) that the Proposed rd-Party Defendants committed negligent, fraudulent and/or other wrongful acts with respect to Safety-Kleen's 1997, 1998 and 1999 financial statements. The Proposed Third-Party Defendants are liable to PwC for any liability PwC may be found to have to Plaintiffs, and fault is properly apportioned in this proceeding to the Proposed Third-Party Defendants and the Plaintiffs themselves, who are truly wholly or primarily responsible for Plaintiffs' alleged damages. Accordingly, impleader of the Proposed Third-Party Defendants would allow this Court to avoid a multiplicity of actions arising out of the same nucleus of operative fact, to preserve the Court's and the party's resources by avoiding duplication of evidence, and to ensure consistent results from similar evidence and common issues. Indeed, the failure to allow joinder of the parties truly responsible for Plaintiffs' alleged damages would result in a substantial injustice to PwC.

I. FACTUAL BACKGROUND

A. PwC's Audit of the 1997 Financial Statements

On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI") pursuant to a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Upon completion of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc.

Concurrent with the closing of the Rollins Acquisition, Winger became the President and Chief Executive Officer of Safety-Kleen, Bragagnolo became its Executive Vice President and Chief Operating Officer, and Humphreys became the Senior Vice President, Finance and Chief Financial Officer of the company.

The Rollins Acquisition was financed through a $650 million credit facility in which some of the Plaintiffs participated. Discovery has shown that Plaintiffs' decisions to participate in that credit facility were wholly or primarily based upon representations from the Proposed Third-Party Defendants about the financial condition of the two companies (*i.e.*, Rollins and Old LESI), the financial condition of the two companies when combined, various synergies that would result from the combination, and the like, as well as the Plaintiffs' own due diligence.

PwC thereafter audited Safety-Kleen's consolidated financial statements as of August 31, 1997 (the "1997 Financial Statements"). Following its audit of the 1997 Financial Statements (the "1997 Audit"), PwC issued its Report of Independent Accountants, dated October 7, 1997 (the "1997 Auditor's Report"). In the 1997 Auditor's Report, PwC stated that the 1997 Financial Statements were "the responsibility of the Company's management," and that PwC's "responsibility [was] to express an opinion on [those] financial statements based on [PwC's] audits." The 1997 Auditor's Report further stated PwC's opinion that the 1997 Financial Statements "present fairly, in all material respects," Safety-Kleen's financial position as of August 31, 1997, "in accordance with generally accepted accounting principles."

Because of their positions with Safety-Kleen, the Individual Third Parties each had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects. Thus, each of the Individual Third Parties knew, or was in a position to know, of Safety-Kleen's true financial condition and prospects and whether the representations made to PwC, to Plaintiffs, and to others regarding Safety-Kleen's financial condition and prospects were truthful.

Both directly and through their subordinates, each of the Proposed Third-Party Defendants communicated with and provided information to PwC in connection with the 1997

Audit. Each of the Proposed Third-Party Defendants knew and intended that PwC would rely on the information they provided in conducting the 1997 Audit, and, in fact, PwC did so rely. Each of the Proposed Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1997 Auditor's Report if the Proposed Third-Party Defendants had not made those representations.

The 1997 Auditor's Report was included within Safety-Kleen's Form 10-K filed with the Securities and Exchange Commission on or about October 31, 1997. Winger and Humphreys signed the Form 10-K. In doing so, Winger, Humphreys, and Safety-Kleen represented that the information contained within the Form 10-K (including the financial information to which the 1997 Auditor's Report was directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

B. The $2.2 Billion Senior Credit Facility

In May 1998, Safety-Kleen completed the acquisition of another hazardous waste company ("Old Safety-Kleen") through a back-end merger, approved by the acquired company's shareholders on May 18, 1998 (the "Safety-Kleen Acquisition"). Effective July 1, 1998, the resulting company began doing business as Safety-Kleen Corp., and formally changed its name to Safety-Kleen Corp. in or about November 1998. The consideration for the Safety-Kleen Acquisition totaled approximately $2.2 billion, including debt assumed and estimated transaction costs, and was comprised of approximately $1.5 billion cash and 166.5 million shares of Safety-Kleen common stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility. This Senior Credit Facility was provided by a syndicate of banks and other financial institutions including, among others, Plaintiffs. Plaintiffs' alleged damages claimed against PwC in this case are based on Safety-Kleen's default on loans and/or extensions of credit that Plaintiffs provided to Safety-Kleen pursuant to this Senior Credit Facility. Each of the Proposed Third-Party Defendants was actively involved in planning for, soliciting, and executing the Safety-Kleen Acquisition and the Senior Credit Facility that funded that acquisition.

In determining to participate in the $2.2 billion credit facility, Plaintiffs relied primarily on representations from the Proposed Third-Party Defendants about the pre-acquisition financial condition of Safety-Kleen and Old Safety-Kleen, the financial condition of the two companies when combined, various synergies that would result from the combination, and the like, as well as their own due diligence, just as they had in connection with the $650 million credit facility that funded the earlier Rollins Acquisition.

Each of the Individual Third Parties retained the same positions with Safety-Kleen after the Safety-Kleen Acquisition that they had held before the Safety-Kleen Acquisition. In those capacities, and within the course and scope of their employment and/or agency with Safety-Kleen and for and to Safety-Kleen's benefit, the Individual Third Parties provided periodic reports and representations concerning Safety-Kleen's financial condition and practices to PwC and to the Plaintiffs. PwC is informed and believes that many of these reports and representations were specifically directed to the Plaintiffs for their use and reliance in connection with lending and other decisions under the Senior Credit Facility. Similiarly, many of those reports and representations were intended for PwC's use and reliance in its preparation of certain periodic negative assurance letters that Safety-Kleen provided to some or all of the Senior Credit Facility lenders.

Because of their positions with Safety-Kleen following the Safety-Kleen Acquisition, each of the Individual Third Parties had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects. Thus, each of the Individual Third Parties knew, or was in a position to know, of Safety-Kleen's true financial condition and prospects and whether the representations made to PwC, Plaintiffs, and others regarding Safety-Kleen's financial condition and prospects were truthful.

C. PwC's Audit of the 1998 and 1999 Financial Statements

PwC thereafter audited Safety-Kleen's 1998 and 1999 Financial Statements. Following these audits (the "1998 and 1999 Audits"), PwC issued its Reports of Independent Accountants, dated October 6, 1998 (the "1998 Auditor's Report") and October 5, 1999 (the "1999 Auditor's Report), regarding the 1998 and 1999 Financial Statements, respectively. In its 1998 and 1999 Auditor's Reports, PwC reiterated that the 1998 and 1999 Financial Statements "are the responsibility of the Company's management" and that PwC's "responsibility is to express an opinion on [those] financial statements based on [PwC's] audits." With this caveat, the 1998 and 1999 Auditor's Reports further stated PwC's opinion that the 1998 and 1999 Financial Statements "present fairly, in all material respects, the financial position of Safety-Kleen Corp." as of August 31, 1998 and as of August 31, 1999, "in conformity with generally accepted accounting principles."

Both directly and through their subordinates, each of the Proposed Third-Party Defendants communicated with and provided information to PwC in connection with the Safety-Kleen Audits. The 1998 and 1999 Audits were based, in part, on the information provided by each of the Proposed Third-Party Defendants. Each of the Proposed Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the Safety-Kleen Audits and, in fact, PwC did so rely. Each of the Proposed Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued its 1998 and 1999 Auditor's Reports if the Proposed Third-Party Defendants had not made those representations.

The 1998 and 1999 Auditor's Reports were included within Safety-Kleen's 1998 and 1999 Forms 10-K filed with the Securities and Exchange Commission on or about October 20, 1998 and October 29, 1999. Winger and Humphreys signed the Forms 10-K. In doing so, Winger, Humphreys and Safety-Kleen represented that the information contained within the Forms 10-K (including the financial information to which the 1998 and 1999 Auditor's Report were directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

D. Safety-Kleen's Fraud Investigation and Bankruptcy

On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that Winger, Humphreys, and Bragagnolo had been placed on administrative leave pending the results of the internal investigation. Winger, Humphreys, and Bragagnolo were, in fact, placed on "administrative leave" on March 5, 2000.

In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." On or about May 12, 2000, each of the Individual Third Parties resigned his employment at Safety-Kleen. It now appears that each of the

Individual Third Parties resigned because he knew that absent such resignation, Safety-Kleen would unilaterally terminate his employment because of his role in, and responsibility for, the alleged accounting irregularities relating to Safety-Kleen's Financial Statements.

On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the Senior Credit Facility. On June 9, 2000, Winger resigned his position as a director of Safety-Kleen, and Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

On December 13, 2000, thirteen of the Plaintiffs brought the present action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the Senior Credit Facility. Thereafter, on or about May 25, 2001, Plaintiffs filed their First Amended Complaint, through which 46 additional Plaintiffs joined in the single claim of negligent misrepresentation against PwC. In this claim, Plaintiffs allege that PwC was negligent in failing to detect Safety-Kleen's false and misleading statements in the Financial Statements and that, as a result, the Plaintiffs made lending decisions under the Senior Credit Facility that they would not have made had they known the "truth" concerning Safety-Kleen's financial condition.

In its proposed Third-Party Complaint, PwC asserts contribution and indemnity claims against the Proposed Third-Party Defendants, alleging that, (1) through their negligent, fraudulent, and/or otherwise wrongful conduct, they are responsible for the material misrepresentations, if any, contained in the Safety-Kleen's Financial Statements, and (2) Plaintiffs' alleged damages were caused by negligent, fraudulent and/or other wrongful acts committed by the Proposed Third-Party Defendants directly against the Plaintiffs, and not by any act or omission of PwC. Accordingly, PwC further alleges that the Proposed Third-Party Defendants are liable to PwC for any damages to which Plaintiffs may be entitled as a result of the allegations in this case, and to PwC for any liability for damages that may be apportioned to PwC in this case.

E. The Proposed Third-Party Defendants' Liability for Contribution and Equitable Indemnity

As noted above, it is now apparent from the discovery taken to date that Plaintiffs relied primarily on their own due diligence and on direct representations from the Proposed Third-Party Defendants, and not on PwC, in making lending decisions with respect to Safety-Kleen and its predecessors. These representations related to, among other things, (1) the current financial condition of the involved companies before the acquisitions, (2) the prospective financial condition of the combined companies, (3) "synergies" that would be achieved through the combinations, (4) management's future operational plans, including personnel reductions, facility closures, and the like, and (5) restructuring charges that would result from these operational plans. Many of these same representations directly impacted the presentation of Safety-Kleen's financial statements.

If the Financial Statements did not fairly present the financial condition of Safety-Kleen in all material respects and in accordance with generally accepted accounting principles, as has been alleged by Plaintiffs, any such failure to fairly present Safety-Kleen's financial condition resulted from the Proposed Third-Party Defendants' negligent and/or intentional material misrepresentations and/or omissions with respect to Safety-Kleen's actual financial condition to PwC, to Plaintiffs, and to others. Accordingly, to the extent that Plaintiffs relied on Safety-Kleen's Financial Statements, on PwC's Auditor's Reports, or on any other representation by PwC concerning Safety-Kleen's financial condition in making loans or other credit decisions,

Plaintiffs' damages, if any, were caused by the Proposed Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

II. ARGUMENT AND AUTHORITIES

A. Standard

Pursuant to O.C.G.A. § 9-11-14(a), a defendant may, at any time after an action has commenced, implead a third party "who is or may be liable to him for all or part of the plaintiff's claim against him." Petitions to implead submitted more than 10 days after service of the original answer lie within the discretion of the trial court. O.C.G.A. § 9-11-14(a).

Georgia courts construe the impleader statute liberally to streamline the litigation process and preserve judicial resources. As the Georgia Court of Appeals has explained, "[a] court should liberally construe the impleader provisions to avoid multiplicity of actions, to save time and cost of reduplication of evidence[,] and to assure consistent results from similar evidence and common issues." *Insurance Co. of N. Am. v. Atlas Supply Co.*, 121 Ga. App. 1, 4, 172 S.E.2d 632, 636 (1970) (internal citation omitted); *see also Voyager Life & Health Ins. Co. v. Pulaski Banking Co.*, 181 Ga. App. 201, 202, 351 S.E.2d 725, 726 (1986) (quoting *Insurance Co. of N. Am.*, 121 Ga. App. at 4); *McMichael v. Georgia Power Co.*, 133 Ga. App. 593, 211 S.E.2d 632 (1974). This sound policy in favor of judicial efficiency is set forth in greater detail in *Dery v. Wyer*, 265 F.2d 804 (2d Cir. 1959), upon which the *Insurance Co. of N. Am.* court relied in reaching its decision. As the *Dyer* court explained,

> [t]he general purpose of the rule [in favor of impleader] was to save the time and cost of a reduplication of evidence, to obtain consistent results from identical or similar evidence, and to do away with the serious handicap to a defendant of a time difference between a judgment against him and a judgment in his favor against the third-party defendant.

265 F.2d at 806-07.

B. Impleader of the Proposed Third-Party Defendants is Proper in This Case

Impleader under O.C.G.A. § 9-11-14 is appropriate when a defendant seeks contribution from a third-party joint tortfeasor. *See Smith, Kline & French Labs. v. Just*, 126 Ga. App. 643, 191 S.E.2d 632 (1972); *Southern Ry. v. Insurance Co. of N. Am.*, 228 Ga. 23, 183 S.E.2d 912 (1971). In the proposed Third-Party Complaint, PwC seeks contribution and indemnity from the Proposed Third-Party Defendants for any liability that PwC may incur in the event PwC is found liable to Plaintiffs for some or all of their claims. As set forth in the proposed Third-Party Complaint and as discussed above, the Proposed Third-Party Defendants, through their negligent, fraudulent, and/or otherwise wrongful conduct, caused any and all injuries that Plaintiffs sustained, to the extent those injuries were not caused by Plaintiffs' own negligence.

PwC seeks contribution and indemnity from the Proposed Third-Party Defendants on the grounds that they are alleged to be joint tortfeasors with respect to Plaintiffs' claims. A joint tortfeasor is a party whose acts ordinarily and naturally produce the acts of other tortfeasors, or who maliciously procures an injury to be done to another. *See Ketchum v. Price*, 31 Ga. App. 49, 119 S.E. 442 (1923); O.C.G.A. § 51-12-30. The Proposed Third-Party Defendants are liable for contribution under either theory. The Proposed Third-Party Defendants misrepresented the financial condition of Safety-Kleen and concealed those misrepresentations from PwC. As a result, PwC issued "unqualified" auditor's reports on Safety-Kleen's financial statements and is now facing potential liability to the Plaintiffs for its failure to detect and reveal those misrepresentations to the Plaintiffs. Thus, the Proposed Third-Party Defendants naturally and ordinarily caused the acts and omissions for which PwC is now blamed by Plaintiffs in the underlying action. Additionally, the Proposed Third-Party Defendants' misrepresentations on which the Plaintiffs relied directly procured an injury upon Plaintiffs. *See, e.g., Lambert v. Cook*, 25 Ga. App. 712, 104 S.E. 509 (1920) (stating that "procure" encompasses acting through advice, counsel, persuasion, or command, even if no other affirmative act is committed). If the Proposed Third-Party Defendants had not negligently or intentionally misrepresented Safety-Kleen's financial condition in Safety-Kleen's 1997-1999 financial statements, PwC's allegedly negligent audit of those financial statements could not have harmed Plaintiffs and, accordingly, would not be actionable. For this reason, the Proposed Third-Party Defendants are liable to PwC in whole or in part for any judgment rendered against PwC, and a third-party suit for contribution and indemnity is appropriate.

C. This Court Should Exercise Its Discretion in Favor of Impleader

If this Court does not grant PwC leave to implead the Proposed Third-Party Defendants, PwC will be required to initiate a separate action to pursue its contribution and indemnity claims. A separate suit against the Proposed Third-Party Defendants would be an unnecessary and inefficient expenditure of judicial resources. Moreover, absent impleader, PwC will be subjected to a "serious handicap" in terms of the time difference between any judgment against it and a judgment against the Proposed Third-Party Defendants for contribution and indemnity. *See generally Dery*, 265 F.2d at 806-07.[1]

The volume of evidence in the instant case is tremendous, as might be expected in an action involving 59 lending institutions, the merger of two large corporations, and approximately $1 billion in loans that are now under default. *See Insurance Co. of N. Am.*, 121 Ga. App. at 4, 172 S.E.2d at 636 (noting that costs of reduplication of evidence are relevant to a court's decision to allow impleader). Common questions of fact predominate, as the alleged losses originated

1 Additionally, should the Court or the parties determine later, after the impleader, that novel questions of law and/or fact have been raised sufficient to warrant the commitment of judicial resources to a wholly new and separate trial, O.C.G.A. § 9-11-14 allows for severance and separate trial of the third-party claim.

from a single source, Safety-Kleen. Important questions of law are also common: the Proposed Third-Party Defendants are liable for negligence, fraud, and/or other wrongful conduct in failing to alert Plaintiffs and PwC to any purported irregularities or problems in Safety-Kleen's accounting records. These factors militate in favor of resolving all of the parties' claims, including PwC's claims against the Proposed Third-Party Defendants, in a single proceeding decided by a single trier of fact.

Plaintiffs, moreover, would suffer no prejudice by the impleader of the named third parties. Any claims of prejudice that Plaintiffs might raise must be viewed in perspective. Plaintiffs have asserted claims on behalf of 59 lending institutions and have represented that additional Plaintiffs will be added in the near future. Given the sheer number of Plaintiffs involved, not to mention the complexity of the issues raised by Plaintiffs, extensive discovery is required. Each Plaintiff has produced or will produce volumes of documents pertinent to their agreements with Safety-Kleen. Furthermore, representatives of each of the Plaintiff institutions will require deposition and probable appearance at trial as witnesses. Given the considerable scope of discovery already necessary in this action, the addition of PwC's claims against the Proposed Third-Party Defendants (which arise out of a common nucleus of fact) will not unduly delay Plaintiffs' claims.

Finally, the interests of justice counsel in favor of granting PwC's Motion for Leave to File Third-Party Complaint. Even if the jury were to find that PwC was negligent in its audits of Safety-Kleen's Financial Statements, Plaintiffs' damages were caused by, and should be sustained by, those who were responsible for the accurate presentation of Safety-Kleen's financial condition, namely, Safety-Kleen, Winger, Bragagnolo, and Humphreys. If PwC's Motion is denied, PwC would be forced to bear the burden of both its own alleged misconduct (which PwC specifically denies) and the Proposed Third-Party Defendants' misconduct. Such a holding would unfairly shift the risk of engaging in large-scale credit agreements from the debtor, who wields ultimate power over company operations, finances, and record-keeping, to the auditor, who wields no control over the company whatsoever. Sound public policy mandates that a corporation and the executives who control the corporation not be permitted to shift their entire liability to an entity that exercises no control over the corporation. *See Cenco Inc. v. Siedman & Siedman*, 686 F.2d 449 (7th Cir. 1982).

III. CONCLUSION

For the foregoing reasons and based on the authorities cited, Defendant PricewaterhouseCoopers LLP respectfully requests that this Court grant its Motion for Leave to File Third-Party Complaint.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 23 day of October, 2001 served upon all parties of record the within and foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MEMORANDUM OF LAW IN SUPPORT OF ITS MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JPSmith

Jack P. Smith, III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD	)	CIVIL ACTION NUMBER: ___________
Plaintiffs,	)	
v.	)	
PRICEWATERHOUSECOOPERS LLP,	)	
Defendant.	)	

COMPLAINT

NATURE OF THIS ACTION

1.

This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the international accounting firm of PricewaterhouseCoopers LLP for negligent misrepresentation. The defendant, and its predecessor, Coopers & Lybrand L.L.P. (collectively, "PricewaterhouseCoopers"), audited the financial statements of Laidlaw Environmental Services, Inc. and LES, Inc. (collectively, "LESI"), and Laidlaw, Inc. for their 1996 and 1997 fiscal years. PricewaterhouseCoopers audited the financial statements of Safety-

Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen"), for their 1998 and 1999 fiscal years. Collectively, Safety-Kleen and LESI are referred to in this complaint as "the Company." In its unqualified auditors' reports on those financial statements, PricewaterhouseCoopers expressly represented in writing (1) that those audits were conducted in accordance with generally accepted auditing standards ("GAAS"), and (2) that the Company's financial statements fairly presented the Company's financial position in conformity with generally accepted accounting principles ("GAAP").

2.

In 1997, 1998, and 1999, PricewaterhouseCoopers issued compliance certifications for the express use of LES, Inc.'s and Safety-Kleen's lenders. In each of these certifications, PricewaterhouseCoopers expressly represented that its audit had been conducted in accordance with GAAS and referenced PricewaterhouseCoopers' unqualified auditor opinion regarding the Company's financial position. These certifications also stated that in connection with its audit, PricewaterhouseCoopers had discovered nothing to indicate that the Company had failed to comply with the terms, covenants, provisions, or conditions of its loan obligations.

3.

Relying on the integrity of those audited financial statements, as well as the reputation, competence, and due professional care of PricewaterhouseCoopers and PricewaterhouseCoopers' auditors' reports and compliance certifications, plaintiffs extended hundreds of millions of dollars of loans and credit to the Company. PricewaterhouseCoopers' auditors' reports and certifications, however, were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. In fact, the Company's financial statements contained materially false and misleading statements that would have been discovered by any competent auditor diligently following applicable professional standards. In March 2000, it was first disclosed to plaintiffs and the public that Safety-Kleen's financial statements were materially false and misleading and that plaintiffs had been defrauded. PricewaterhouseCoopers has now withdrawn its previously issued auditors' reports on the Company's financial statements for 1997, 1998, and 1999, and has stated that reliance should no longer be placed on its auditors' reports. Safety-Kleen is now in bankruptcy and plaintiffs have been badly harmed by the negligence of Pricewaterhouse Coopers.

PARTIES

4.

Plaintiff Toronto Dominion (Texas), Inc., 909 Fannin, Suite 1700, Houston, TX, is a Delaware corporation with its principal place of business in Houston, Texas.

5.

Plaintiff The Toronto-Dominion Bank, 55 King Street West, P.O. Box 1, Ontario M5K 1A2, Canada, is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada.

6.

Plaintiff Wachovia Bank, N.A., 191 Peachtree Street, N.E. Atlanta, Georgia, is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia.

7.

Plaintiff Van Kampen American Capital Prime Rate Income Trust, One Parkview Plaza,

Oakbrook Terrace, IL, is a trust organized under the laws of Massachusetts.

8.

Plaintiff Van Kampen Senior Floating Rate Fund, One Parkview Plaza Oakbrook Terrace, IL, is a trust organized under the laws of Massachusetts.

9.

Plaintiff Van Kampen CLO I, Ltd. is a trust organized under the laws of the Cayman Islands.

10.

Plaintiff Van Kampen CLO II, Ltd. is a trust organized under the laws of the Cayman Islands.

11.

Plaintiff Eaton Vance Senior Debt Portfolio, is a New York Trust Company organized under the laws of New York with its principal place of business in Boston, Massachusetts.

12.

Plaintiff Oak Hill Securities Fund, LP, 65 East 55th Street, 32nd Floor, New York, NY, is a Delaware limited partnership organized under the laws of Delaware with its principal place of business in Fort Worth, Texas.

13.

Archimedes Funding L.L.C., c/o Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, is a Delaware limited liability company with its principal place of business in Delaware..

14.

Archimedes Funding II, Ltd., P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies, is an exempted limited liability company organized under the Companies Law (1998 Revision) of the Cayman Islands with its principal place of business in the Cayman Islands.

15.

Archimedes Funding III, Ltd., P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies, is an exempted limited liability company organized under the Companies Law (1998 Revision) of the Cayman Islands with its principal place of business in the Cayman Islands.

16.

SEQUILS - ING I (HBDGM), Ltd., P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies, is an exempted limited liability company incorporated under the Companies Law (1998 Revision) of the Cayman Islands with its principal place of business in the Cayman Islands.

17.

Defendant PricewaterhouseCoopers LLP is an international partnership organized under the laws of Delaware and doing business in this state. PricewaterhouseCoopers LLP may be served with process by serving a copy of the summons and complaint in this action on its designated agent for service of process, Robert M. Bird, 1155 Peachtree Street, Suite 100, Atlanta, Georgia 30309, pursuant to GA. CODE ANN. § 9-11-4(d)2. As used herein, "PricewaterhouseCoopers" includes its predecessor, Coopers & Lybrand LLP.

JURISDICTION AND VENUE

18.

This Court has jurisdiction over PricewaterhouseCoopers as a result of its continuous and systematic business contacts within this state. Partners of PricewaterhouseCoopers are residents and citizens of this state.

19.

Venue is proper in this Court under GA. CODE ANN. § 9-2-25.

FACTS

20.

On May 15, 1997, Laidlaw Environmental Services— the hazardous and industrial waste management services division of Laidlaw, Inc. ("Laidlaw")—was merged with Rollins Environmental Services, Inc. ("Rollins"). At the time, Rollins was the largest full-service solid hazardous waste incineration company in North America. The combined company was then re-named Laidlaw Environmental Services, Inc. The merger was partially financed with $650 million in senior secured credit facilities provided, in part, by plaintiffs.

21.

In April 1998, Laidlaw Environmental Services, Inc. consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. The resulting company operated under the name of Safety-Kleen Services, Inc. and Safety-Kleen Corp. became the parent entity. The purchase was partially financed by $2.1 billion in senior secured credit facilities and interest rate SWAPS, which re-financed the previous $650 million credit facility and was provided, in part, by plaintiffs.

22.

PricewaterhouseCoopers knew that LESI and Safety-Kleen would enter into these two credit facilities and PricewaterhouseCoopers knew the identities of the agent banks.

23.

PricewaterhouseCoopers audited and issued its unqualified auditors' reports on the 1997 annual financial statement of LESI and the 1998 and 1999 annual financial statements of Safety-Kleen. The written agreements which set forth the terms and conditions of the 1997 and 1998 credit facilities include the requirement that the LESI and Safety-Kleen annual financial statements be audited and certified by PricewaterhouseCoopers or other independent certified public accountants of nationally recognized standing in auditors' reports stating the financial statements have been examined by the auditor in accordance with GAAS and that the financial statements are fairly presented in accordance with GAAP and further, that those audit reports be delivered to the plaintiff lenders. The agreements also require that PricewaterhouseCoopers annually certify that in conducting its audit, no knowledge was obtained of any default or event of default under those agreements except as specified in the certification.

24.

PricewaterhouseCoopers knew of those requirements in the agreements, knew that LESI and Safety-Kleen were required to supply copies of its auditors' reports and certifications to plaintiffs to satisfy those requirements, and knew and intended that plaintiffs would rely on PricewaterhouseCoopers' auditors' reports and certifications in loaning money and extending credit to the Company and in otherwise taking or refraining from taking action to protect their rights.

25.

Plaintiffs did in fact, directly or through their agents, receive copies of these financial statements and PricewaterhouseCoopers' auditors' reports and certifications as required by the LESI and Safety-Kleen loan agreements, and did in fact rely on the integrity of the financial statements and the auditors' reports and certifications issued by PricewaterhouseCoopers in extending credit to LESI and Safety-Kleen. Plaintiffs also relied on the integrity of the financial statements and the auditors' reports and certifications in their management of the extensions of credit that had already been made.

26.

In February 2000, certain members of the board of directors of Safety-Kleen began an investigation into allegations that Safety-Kleens's financial statements contained materially false or misleading information. This investigation quickly uncovered a series of improper and incorrect accounting transactions and entries in Safety-Kleen's books and records. On March 6, 2000, Safety-Kleen issued a press release disclosing that it "has initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [Safety-Kleen's] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release stated:

> The Board has appointed a special committee, consisting solely of four independent outside directors of [Safety-Kleen], to spearhead the internal investigation, and has engaged Shaw Pittman and Arthur Andersen LLP to conduct a thorough and comprehensive investigation of these matters.

The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the "investigation."

27.

On March 7, 2000, Safety-Kleen announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [Safety-Kleen] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to Safety-Kleen, "[s]uch reports should no longer be relied upon or associated with the financial statements of Safety-Kleen . . . ."

28.

On March 13, 2000, Safety-Kleen again disclosed that its previously reported financial results failed to disclose accounting irregularities.

29.

Safety-Kleen also stated in its March 13, 2000 press release that:

> [Safety-Kleen] is in default under certain financial covenants contained in its credit agreements and is not able to borrow under those agreements without a waiver of such defaults by the lenders.

30.

On March 16, 2000, Safety-Kleen reported "that there had been accounting irregularities in several cases, including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." Safety-Kleen further stated that it was "not able to quantify the effect of such irregularities on its financial statements at this time."

31.

On June 6, 2000, Safety-Kleen announced that it failed to make the required interest and principal payments due on certain outstanding debt the prior week. Safety-Kleen stated that it:

> did not make an interest payment of $1.8 million related to a $60 million Promissory Note dated May 15, 1997. Additionally, [Safety-Kleen] did not make a $15 million interest payment on its 9 1/4 percent Senior Notes due 2008; and it did not make a $43 million principal and interest payment under its Senior Credit Facility dated April 3, 1998.

32.

On June 9, 2000, Safety-Kleen filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

33.

Plaintiffs are informed and believe that Safety-Kleen's financial statements contain misstatements which artificially inflate Safety-Kleen's earnings and assets and that Safety-Kleen's accounting irregularities fall into at least four general categories: (1) premature revenue recognition, (2) double booking of revenues and fraudulent invoices; (3) manipulation of reserves; and (4) the creation of fictional numbers on the income statements and balance sheets. More specifically, plaintiffs are informed and believe that during fiscal 1998 and 1999, Safety-Kleen: (1) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential support; (2) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (3) reversed material portions of a multi-million dollar restructuring charge without competent evidential support; (4) adjusted material deferred debt amortization costs without competent evidential support; (5) classified certain material debt obligations as accounts payable; (6) failed to amortize material up-front gains on swap derivative transactions; and (7) in sum, overstated its net income by more than $200 million through violations of GAAP and through hypothecated sources of revenue or income which lacked competent evidential support.

34.

PricewaterhouseCoopers' representations that LESI's and Safety-Kleen's financial statements had been audited in accordance with GAAS and that they fairly presented the financial condition of the Company, in accordance with GAAP, were false. In fact, the LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength, and PricewaterhouseCoopers' audits had not been conducted in accordance with GAAS.

35.

The false and misleading entries in the Company's financial statements and books and records should have been discovered by PricewaterhouseCoopers and would have been uncovered if PricewaterhouseCoopers had not performed its work negligently and in violation of the standards of its profession. (See Exhibit A, Affidavit of Barry Monheit)

36.

PricewaterhouseCoopers, in reporting on LESI's and Safety-Kleen's financial statements, negligently misrepresented that its examinations were made "in accordance with generally accepted auditing standards . . . ." These statements were false and misleading in that the following auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), among others, were violated:

(a) AICPA General Standard No. 2 was violated in that an independence in mental attitude was not maintained by PricewaterhouseCoopers during the respective audits (AICPA Statement on Auditing Standards, §§ 150 and 220);

(b) AICPA General Standard No. 3 was violated by Pricewaterhouse Coopers, which requires that due professional care be exercised in the performance of the examination and preparation of the report (AICPA Statement on Auditing Standards, §§ 150 and 230);

(c) AICPA Standard of Field Work No. 2 was violated by Pricewaterhouse-

Coopers, which requires that there be a proper study and evaluation of the existing internal control as a basis for reliance thereon and for determining the extent of testing to be performed during the audit (AICPA Statement on Auditing Standards, §§ 150 and 320);

(d) AICPA Standard of Field Work No. 3 was violated by Pricewaterhouse-Coopers, which requires that sufficient competent evidential matter be obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the financial statements under examination (AICPA Statement on Auditing Standards, §§ 150 and 330);

(e) AICPA Standard of Reporting No. 1 was violated by PricewaterhouseCoopers in that PricewaterhouseCoopers falsely represented that the financial statements were presented in accordance with generally accepted accounting principles, when in fact such statements were not so presented (AICPA Statement on Auditing Standards, §§ 150 and 410);

(f) AICPA Standard of Reporting No. 3 was violated by Pricewaterhouse-Coopers, which requires that informative disclosures in the financial statements be reasonably adequate unless otherwise stated in the report (AICPA Statement on Auditing Standards, §§ 150 and 431); and

(g) AICPA Standard of Reporting No. 4 was violated by Pricewaterhouse-Coopers, which requires that the report of an independent auditor shall contain an expression of opinion of the financial statements taken as a whole or an assertion to the effect that an opinion cannot be expressed in that PricewaterhouseCoopers issued its auditors' reports even though the preceding violations of GAAS should have been known by it to have occurred.

PricewaterhouseCoopers negligently misrepresented that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles in that, among other things:

(a) The principle of fair presentation was violated since the Company's financial statements were not presented in conformity with generally accepted accounting principles (Statement 4 of the Accounting Principles Board (APB Statement No. 4), ¶¶ 109, 189, 191);

(b) The principles of adequacy and fairness of disclosure were violated since information was not presented in a way that facilitated understanding and avoided erroneous implications (APB Statement No. 4, ¶¶ 39, 81, 104, 106);

(c) The principle that a conservative approach is appropriate, providing early recognition of unfavorable events and minimizing the amount of net assets and income reported, was violated (APB Statement No. 4, ¶¶ 28, 35, 171);

(d) The principle that the financial information presented should be complete was violated (APB Statement No. 4, ¶¶ 23, 94, 106);

(e) The principle that the economic substance of transactions should be emphasized rather than formal considerations was violated (APB Statement No. 4, ¶¶ 25, 35, 127);

(f) The principles concerning the earnings process, revenue recognition and realization were violated (APB Statement No. 4, ¶¶ 28, 134, 147, 148, 150-153);

(g) The principle of informed judgment was violated (APB Statement No. 4,

¶¶ 25, 35, 124, 173-174);

(h) The principle of materiality was violated (APB Statement No. 4, ¶¶ 25, 128);

(i) The principle of relevance was violated (APB Statement No. 4, ¶¶ 23, 88, 106); and

(j) The principle of verifiability was violated (APB Statement No. 4, ¶¶ 23, 35, 90).

38.

PricewaterhouseCoopers should and would have learned of the foregoing violations of GAAP had it not performed its work negligently and in violation of the standards of its profession.

CAUSE OF ACTION FOR NEGLIGENT MISREPRESENTATION

39.

Plaintiffs incorporate the foregoing allegations of this complaint.

40.

PricewaterhouseCoopers, in the course of its business, profession, or employment, and in the course of a transaction in which it had a pecuniary interest, supplied false information, namely, its auditors' reports and certifications regarding Safety-Kleen and LESI, for the guidance of plaintiffs in a business transaction. PricewaterhouseCoopers failed to exercise reasonable care or competence in obtaining and communicating this information. PricewaterhouseCoopers knew that plaintiffs would rely upon this information, and that plaintiffs would use the information in deciding to engage in the transactions involved.

41.

PricewaterhouseCoopers was manifestly aware of the use to which the information was to be put by the plaintiffs and intended that it be so used by the plaintiffs.

42.

Plaintiffs justifiably relied on PricewaterhouseCoopers' representations that its audits were performed in accordance with GAAS, that the financial statements of Safety-Kleen and LESI fairly presented the financial condition of Safety-Kleen and LESI in accordance with GAAP, and that there was no reason to believe Safety-Kleen or LESI were in default under their credit agreements.

43.

Had PricewaterhouseCoopers exercised due care and followed the applicable standards of the accounting profession, it would not have made the false statements upon which plaintiffs relied and because of which plaintiffs have suffered damages.

44.

Had PricewaterhouseCoopers disclosed that its representations that its audits had been performed in accordance with GAAS were not true, or that matters had come to its attention indicating that the financial statements of Safety-Kleen and LESI did not fairly present the financial condition of Safety-Kleen and LESI in accordance with GAAP, plaintiffs would not have made their extensions of credit. Further, if it had been disclosed that PricewaterhouseCoopers' representations were false, LESI and Safety-Kleen would have been in default under the terms of the loan agreements, and plaintiffs would not have made subsequent extensions of credit and instead could and would have taken action to eliminate or materially reduce the amount of their losses.

45.

As a direct and proximate cause of their justifiable reliance on PricewaterhouseCooper's negligent misrepresentations, plaintiffs have suffered damages in excess of the minimum jurisdictional limits of this court.

PRAYER FOR JUDGMENT

Plaintiffs pray for a trial by jury and pray that upon trial and verdict, the Court award judgment and recovery of all actual damages against defendant in an amount to be proven at trial, pre- and post- judgment interest as provided by law, court costs as provided by law, attorneys' fees, and any further relief determined by the Court to be just and proper.

DATED this 13 day of December, 2000.

SUSMAN GODFREY L.L.P.

By: Stephen Susman [signature]

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams and Secret
Tony L. Axam
Georgia Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, GA 30309
(404) 524-2233

ATTORNEYS FOR PLAINTIFFS

444516v1/003377

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/ BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST; OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO	§ §	IN THE STATE COURT OF FULTON COUNTY,

ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO §
SANTO E. COMMERCIAL DE LISBOA; §
CYPRESS TREE INVESTMENT FUND L.L.C.; §
FIRST ALLMERICA FINANCIAL LIFE §
INSURANCE; CYPRESS TREE INVESTMENT §
LTD.; CYPRESS TREE INVESTMENT §
PARTNERS II; CYPRESS TREE SENIOR §
FLOATING RATE FUND; CYPRESS TREE §
INSTITUTIONAL FUND, L.L.C.; NORTH §
AMERICAN SENIOR FLOATING RATE FUND; §
DAI-ICHI KANGYO BANK, LTD.; SOCIETE §
GENERALE; SOUTHERN PACIFIC; CAISSEE §
DE DEPOT ET PLACEMENT DuQUEBEC; §
CREDIT INDUSTRIEL ET COMMERCIAL; §
RABOBANK CANADA; COOPERATIEVE §
CENTRALE RAIFFEISEN-BOERENLEENBANK §
B.A. RABOBANK NEDERLAND, NEW YORK §
BRANCH; §
§
Plaintiffs, §
v. §
§
PRICEWATERHOUSECOOPERS LLP, §
§
Defendant. § STATE OF GEORGIA

FIRST AMENDED COMPLAINT

NATURE OF THIS ACTION

1. This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the international accounting firm of PricewaterhouseCoopers LLP for negligent misrepresentation. The defendant, and its predecessor. Coopers & Lybrand L.L.P. (collectively, "PricewaterhouseCoopers"), audited the financial statements of Laidlaw Environmental Services, Inc. and LES, Inc. (collectively, "LESI"), and Laidlaw, Inc..for their 1996 and 1997 fiscal years. PricewaterhouseCoopers audited the financial statements of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen"), for their 1998 and

1999 fiscal years. Collectively, Safety-Kleen and LESI are referred to in this complaint as "the Company." In its unqualified auditors' reports on those financial statements, PricewaterhouseCoopers expressly represented in writing (1) that those audits were conducted in accordance with generally accepted auditing standards ("GAAS"), and (2) that the Company's financial statements fairly presented the Company's financial position in conformity with generally accepted accounting principles ("GAAP").

2. In 1997, 1998, and 1999, PricewaterhouseCoopers issued compliance certifications for the express use of LES, Inc.'s and Safety-Kleen's lenders. In each of these certifications, PricewaterhouseCoopers expressly represented that its audit had been conducted in accordance with GAAS and referenced PricewaterhouseCoopers' unqualified auditor opinion regarding the Company's financial position. These certifications also stated that in connection with its audit, PricewaterhouseCoopers had discovered nothing to indicate that the Company had failed to comply with the terms, covenants, provisions, or conditions of its loan obligations.

3. Relying on the integrity of those audited financial statements, as well as the reputation, competence, and due professional care of PricewaterhouseCoopers and PricewaterhouseCoopers' auditors' reports and compliance certifications, plaintiffs extended hundreds of millions of dollars of loans and credit to the Company. PricewaterhouseCoopers' auditors' reports and certifications, however, were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. In fact, the Company's financial statements contained materially false and misleading statements that would have been discovered by any competent auditor diligently following applicable professional standards. In March 2000, it was first

disclosed to plaintiffs and the public that Safety-Kleen's financial statements were materially false and misleading and that plaintiffs had been defrauded. PricewaterhouseCoopers has now withdrawn its previously issued auditors' reports on the Company's financial statements for 1997, 1998, and 1999, and has stated that reliance should no longer be placed on its auditors' reports. Safety-Kleen is now in bankruptcy and plaintiffs have been badly harmed by the negligence of PricewaterhouseCoopers.

PARTIES

4. Plaintiff Toronto Dominion (Texas), Inc. is a Delaware corporation with its principal place of business in Houston, Texas.

5. Plaintiff The Toronto-Dominion Bank is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada.

6. Plaintiff Wachovia Bank, N.A. is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia.

7. Plaintiff Van Kampen American Capital Prime Rate Income Trust is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

8. Plaintiff Van Kampen Senior Floating Rate Fund is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

9. Plaintiff Van Kampen CLO I, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

10. Plaintiff Van Kampen CLO II, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

11. Plaintiff Eaton Vance Senior Debt Portfolio is a New York Trust Company organized

under the laws of New York with its principal place of business in Boston, Massachusetts.

12. Plaintiff Oak Hill Securities Fund, LP is a Delaware limited partnership organized under the laws of Delaware with its principal place of business in Fort Worth, Texas.

13. Plaintiff Archimedes Funding L.L.C. is a Delaware limited liability company with its principal place of business in Delaware.

14. Plaintiff Archimedes Funding II, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

15. Plaintiff Archimedes Funding III, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

16. Plaintiff SEQUILS - ING I (HBDGM), Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

17. Plaintiff ML CLO XII PILGRIM America (Cayman) Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

18. Plaintiff ML CLO XV Pilgrim America (Cayman) Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

19. Plaintiff Pilgrim CLO 1999-1 Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Arizona.

20. Plaintiff Pilgrim America High Income Investments Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

21. Plaintiff BHF (USA) Capital Corporation is incorporated in the State of Delaware with its principal place of business in New York.

22. Plaintiff Balanced High Yield Fund I Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

23. Plaintiff Balanced High Yield Fund II Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

24. Plaintiff The CIT Group/Business Credit, Inc. is a corporation incorporated in the State of New York with its principal place of business in New York.

25. Plaintiff Credit Lyonnais New York Branch is a New York state licensed branch of a French banking corporation, which has its principal place of business in New York.

26. Plaintiff First Dominion Funding I, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

27. Plaintiff First Dominion Funding II, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

28. Plaintiff First Dominion Funding III, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

29. Plaintiff Firstar Bank, N. A. is a banking institution organized in the State of Ohio with its principal place of business in Ohio.

30. Plaintiff Mountain Capital CLO I, Ltd., is a special purpose limited liability company

organized under the laws of the Cayman Islands with its principal place of business in the New York.

31. Plaintiff National City Bank is a national bank organized in the State of Ohio, with its principal place of business in Ohio.

32. Plaintiff Royal Bank of Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada.

33. Plaintiff American General Annuity Insurance Company (f/k/a Western National Life Insurance) is organized under the laws of the State of Texas with its principal place of business in Texas.

34. Plaintiff AIM Floating Rate Fund f/k/a Floating Rate Portfolio is a continuously offered, non-diversified, closed-end management investment company organized under the laws of Delaware with its principal place of business in Texas.

35. Plaintiff Oasis Collateralized High Income Portfolio-1, Ltd. is a public limited company organized under the laws of Channel Islands with its principal place of business in St. Helier, Jersey.

36. Plaintiff Strata Funding Ltd. is a special purpose company organized under the laws of Cayman Islands with its principal place of business in Cayman Islands, British West Indies.

37. Plaintiff Amara-1 Finance, Ltd. is a public limited liability company organized under the laws of Channel Islands with its principal place of business in New Jersey.

38. Plaintiff The Fuji Bank, Limited is a Japanese bank organized under the laws of Japan with its principal place of business in New York.

39. Plaintiff HSBC Bank USA is a banking institution organized under the laws of New York with its principal place of business in New York.

40. Plaintiff Imperial Bank is a banking institution organized under the laws of California with its principal place of business in California.

41. Plaintiff Comerica Bank is a banking institute organized under the law of Michigan with its principal place of business in Michigan.

42. Plaintiff Black Diamond CLO 1998-1 Ltd. is a limited liability company established under the laws of the Cayman Islands.

43. Plaintiff Amara-2 Finance, Ltd. is a public limited liability company organized under the laws of the Channel Islands with its principal place of business in New York.

44. Plaintiff Ceres Finance Ltd. is special purpose company organized under the law of the Cayman Islands with its principal place of business in the Cayman Islands, British West Indies.

45. Plaintiff PPM Spyglass Funding Trust is a business trust organized under the laws of Delaware with its principal place of business in Chicago, Illinois.

46. Plaintiff Olympic Funding Trust, Series 1999-1 is a business trust organized under the laws of Delaware with its principal place of business in Delaware.

47. Plaintiff Jackson National Life Insurance Company is an insurance company organized under the laws of Michigan.

48. Plaintiff Banco Espirito Santo, S.A. f/k/a Banco Espirito Santo E. Commercial de Lisboa is a corporation licensed under the laws of the New York State Banking Department with its principal place of business in New York, N.Y.

49. Plaintiff Cypress Tree Investment Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

50. Plaintiff First Allmerica Financial Life Insurance Co. is a limited liability company

organized under the laws of Delaware with its principal place of business in Massachusetts.

51. Plaintiff Cypress Tree Investment Partners I is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

52. Plaintiff Cypress Tree Investment Partners II is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

53. Plaintiff Cypress Tree Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

54. Plaintiff Cypress Tree Institutional Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

55. Plaintiff North American Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

56. Plaintiff Dai-Ichi Kangyo Bank, Ltd., is a banking institution organized under the laws of Japan with its principal place of business in Japan/New York.

57. Plaintiff Societe Generale is a French banking corporation licensed as a New York branch organized under the laws of New York with its principal place of business in New York.

58. Plaintiff Southern Pacific Bank is a banking institution organized under the laws of California with its principal place of business in California.

59. Plaintiff Caissee De Depot et Placement DuQuebec is a corporation organized under the laws of Quebec with its principal place of business in Montreal.

60. Plaintiff Credit Industriel et Commercial is a banking institution organized under the

laws of France with its principal place of business in Paris, France and is licensed by New York State's banking department.

61. Plaintiff Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A. "RaboBank Nederland", New York Branch is a banking institution organized under the laws of the Nederlands with its principal place of business in the Nederlands and is licensed by New York State's banking department.

62. Plaintiff RaboBank Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada and is licensed by New York State's banking department.

63. Defendant PricewaterhouseCoopers LLP is an international partnership organized under the laws of Delaware and doing business in this state. PricewaterhouseCoopers LLP was previously served with process by service on its designated agent in Atlanta, Georgia and has appeared and answered in this action. As used herein, "PricewaterhouseCoopers" includes its predecessor, Coopers & Lybrand LLP.

JURISDICTION AND VENUE

64. This Court has jurisdiction over PricewaterhouseCoopers as a result of its continuous and systematic business contacts within this state. Partners of PricewaterhouseCoopers are residents and citizens of this state.

65. Venue is proper in this Court under GA. CODE ANN. § 9-2-25. PricewaterhouseCoopers does business and has a branch or local organization in this county and actions made the basis of this lawsuit occurred in this county.

FACTS

66. On May 15, 1997, Laidlaw Environmental Services— the hazardous and industrial waste management services division of Laidlaw, Inc. ("Laidlaw")—was merged with Rollins Environmental Services, Inc. ("Rollins"). At the time, Rollins was the largest full-service solid hazardous waste incineration company in North America. The combined company was then re-named Laidlaw Environmental Services, Inc. The merger was partially financed with $650 million in senior secured credit facilities provided, in part, by plaintiffs.

67. In April 1998, Laidlaw Environmental Services, Inc. consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. The resulting company operated under the name of Safety-Kleen Services, Inc. and Safety-Kleen Corp. became the parent entity. The purchase was partially financed by $2.1 billion in senior secured credit facilities and interest rate SWAPS, which re-financed the previous $650 million credit facility and was provided, in part, by plaintiffs.

68. PricewaterhouseCoopers knew that LESI and Safety-Kleen would enter into these two credit facilities and PricewaterhouseCoopers knew the identities of the agent banks.

69. PricewaterhouseCoopers audited and issued its unqualified auditors' reports on the 1997 annual financial statement of LESI and the 1998 and 1999 annual financial statements of Safety-Kleen. The written agreements which set forth the terms and conditions of the 1997 and 1998 credit facilities include the requirement that the LESI and Safety-Kleen annual financial statements be audited and certified by PricewaterhouseCoopers or other independent certified public accountants of nationally recognized standing in auditors' reports stating the financial statements have been examined by the auditor in accordance with GAAS and that the financial statements are fairly presented in accordance with GAAP and further, that those audit reports be delivered to the

plaintiff lenders. The agreements also require that PricewaterhouseCoopers annually certify that in conducting its audit, no knowledge was obtained of any default or event of default under those agreements except as specified in the certification.

70. PricewaterhouseCoopers knew of those requirements in the agreements, knew that LESI and Safety-Kleen were required to supply copies of its auditors' reports and certifications to plaintiffs to satisfy those requirements, and knew and intended that plaintiffs would rely on PricewaterhouseCoopers' auditors' reports and certifications in loaning money and extending credit to the Company and in otherwise taking or refraining from taking action to protect their rights.

71. Plaintiffs did in fact, directly or through their agents, receive copies of these financial statements and PricewaterhouseCoopers' auditors' reports and certifications as required by the LESI and Safety-Kleen loan agreements, and did in fact rely on the integrity of the financial statements and the auditors' reports and certifications issued by PricewaterhouseCoopers in extending credit to LESI and Safety-Kleen. Plaintiffs also relied on the integrity of the financial statements and the auditors' reports and certifications in their management of the extensions of credit that had already been made.

72. In February 2000, certain members of the board of directors of Safety-Kleen began an investigation into allegations that Safety-Kleen's financial statements contained materially false or misleading information. This investigation quickly uncovered a series of improper and incorrect accounting transactions and entries in Safety-Kleen's books and records. On March 6, 2000, Safety-Kleen issued a press release disclosing that it "has initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [Safety-Kleen's] Board of Directors of information alleging possible accounting irregularities that

may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998."

The press release stated:

> The Board has appointed a special committee, consisting solely of four independent outside directors of [Safety-Kleen], to spearhead the internal investigation, and has engaged Shaw Pittman and Arthur Andersen LLP to conduct a thorough and comprehensive investigation of these matters.

The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the "investigation."

73. On March 7, 2000, Safety-Kleen announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [Safety-Kleen] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to Safety-Kleen, "[s]uch reports should no longer be relied upon or associated with the financial statements of Safety-Kleen . . . ."

74. On March 13, 2000, Safety-Kleen again disclosed that its previously reported financial results failed to disclose accounting irregularities.

75. Safety-Kleen also stated in its March 13, 2000 press release that:

> [Safety-Kleen] is in default under certain financial covenants contained in its credit agreements and is not able to borrow under those agreements without a waiver of such defaults by the lenders.

76. On March 16, 2000, Safety-Kleen reported "that there had been accounting irregularities in several cases, including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." Safety-Kleen further stated that it was "not able to quantify the effect of such irregularities on its financial statements at this time."

77. On June 6, 2000, Safety-Kleen announced that it failed to make the required interest and principal payments due on certain outstanding debt the prior week. Safety-Kleen stated that it:

> did not make an interest payment of $1.8 million related to a $60 million Promissory Note dated May 15, 1997. Additionally, [Safety-Kleen] did not make a $15 million interest payment on its 9 1/4 percent Senior Notes due 2008; and it did not make a $43 million principal and interest payment under its Senior Credit Facility dated April 3, 1998.

78. On June 9, 2000, Safety-Kleen filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

79. Plaintiffs are informed and believe that Safety-Kleen's financial statements contain misstatements which artificially inflate Safety-Kleen's earnings and assets and that Safety-Kleen's accounting irregularities fall into at least four general categories: (1) premature revenue recognition, (2) double booking of revenues and fraudulent invoices; (3) manipulation of reserves; and (4) the creation of fictional numbers on the income statements and balance sheets. More specifically, plaintiffs are informed and believe that during fiscal 1998 and 1999, Safety-Kleen: (1) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential support; (2) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (3) reversed material portions of a multi-million dollar restructuring charge without competent evidential support; (4) adjusted material deferred debt amortization costs without competent evidential support; (5) classified certain material debt obligations as accounts payable; (6) failed to amortize material up-front gains on swap derivative transactions; and (7) in sum, overstated its net income by more than $200 million through violations of GAAP and through

hypothecated sources of revenue or income which lacked competent evidential support.

80. PricewaterhouseCoopers' representations that LESI's and Safety-Kleen's financial statements had been audited in accordance with GAAS and that they fairly presented the financial condition of the Company, in accordance with GAAP, were false. In fact, the LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength, and PricewaterhouseCoopers' audits had not been conducted in accordance with GAAS.

81. The false and misleading entries in the Company's financial statements and books and records should have been discovered by PricewaterhouseCoopers and would have been uncovered if PricewaterhouseCoopers had not performed its work negligently and in violation of the standards of its profession.

82. PricewaterhouseCoopers, in reporting on LESI's and Safety-Kleen's financial statements, negligently misrepresented that its examinations were made "in accordance with generally accepted auditing standards . . . ." These statements were false and misleading in that the following auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), among others, were violated:

(a) AICPA General Standard No. 2 was violated in that an independence in mental attitude was not maintained by PricewaterhouseCoopers during the respective audits (AICPA Statement on Auditing Standards, §§ 150 and 220);

(b) AICPA General Standard No. 3 was violated by PricewaterhouseCoopers, which requires that due professional care be exercised in the performance of the examination and preparation of the report (AICPA Statement on Auditing Standards, §§ 150 and 230);

(c) AICPA Standard of Field Work No. 2 was violated by PricewaterhouseCoopers, which requires that a sufficient understanding of internal controls is to be obtained to plan the audit and to determine the nature, timing and extent of tests to be performed (AICPA Statement on Auditing Standards, §§ 150, 319,and 322);

(d) AICPA Standard of Field Work No. 3 was violated by PricewaterhouseCoopers, which requires that sufficient competent evidential matter be obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the financial statements under audit (AICPA Statement on Auditing Standards, §§ 150 and 326);

(e) AICPA Standard of Reporting No. 1 was violated by PricewaterhouseCoopers in that PricewaterhouseCoopers falsely represented that the financial statements were presented in accordance with generally accepted accounting principles, when in fact such statements were not so presented (AICPA Statement on Auditing Standards, §§ 150 and 410);

(f) AICPA Standard of Reporting No. 3 was violated by Pricewaterhouse-Coopers, which requires that informative disclosures in the financial statements be reasonably adequate unless otherwise stated in the report (AICPA Statement on Auditing Standards, §§ 150 and 431); and

(g) AICPA Standard of Reporting No. 4 was violated by Pricewaterhouse-Coopers, which requires that the report of an independent auditor shall contain an expression of opinion of the financial statements taken as a whole or an assertion to the effect that an opinion cannot be expressed in that PricewaterhouseCoopers issued its auditors' reports even though the preceding violations of GAAS should have been known by it to have occurred.

83. PricewaterhouseCoopers negligently misrepresented that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles in that, among other things:

(a) The principle of fair presentation was violated since the Company's financial statements were not presented in conformity with generally accepted accounting principles (AICPA Statement on Auditing Standards, §§ 410 and 411);

(b) The principles of adequacy and fairness of disclosure were violated since information was not presented in a way that facilitated understanding and avoided erroneous implications (AICPA Statement on Auditing Standards, § 431);

(c) The principle of informed judgment was violated (AICPA Statement on Auditing Standards, § 110.05); and

(d) The principle of materiality was violated (AICPA Statement on Auditing Standards, § 312, Statement of Financial Accounting Concepts No. 2).

84. PricewaterhouseCoopers should and would have learned of the foregoing violations of GAAP had it not performed its work negligently and in violation of the standards of its profession.

CAUSE OF ACTION FOR NEGLIGENT MISREPRESENTATION

85. Plaintiffs incorporate the foregoing allegations of this complaint.

86. PricewaterhouseCoopers, in the course of its business, profession, or employment, and in the course of a transaction in which it had a pecuniary interest, supplied false information, namely, its auditors' reports and certifications regarding Safety-Kleen and LESI, for the guidance

of plaintiffs in a business transaction. PricewaterhouseCoopers failed to exercise reasonable care or competence in obtaining and communicating this information. PricewaterhouseCoopers knew that plaintiffs would rely upon this information, and that plaintiffs would use the information in deciding to engage in the transactions involved.

87. PricewaterhouseCoopers was manifestly aware of the use to which the information was to be put by the plaintiffs and intended that it be so used by the plaintiffs.

88. Plaintiffs justifiably relied on PricewaterhouseCoopers' representations that its audits were performed in accordance with GAAS, that the financial statements of Safety-Kleen and LESI fairly presented the financial condition of Safety-Kleen and LESI in accordance with GAAP, and that there was no reason to believe Safety-Kleen or LESI were in default under their credit agreements.

89. Had PricewaterhouseCoopers exercised due care and followed the applicable standards of the accounting profession, it would not have made the false statements upon which plaintiffs relied and because of which plaintiffs have suffered damages.

90. Had PricewaterhouseCoopers disclosed that its representations that its audits had been performed in accordance with GAAS were not true, or that matters had come to its attention indicating that the financial statements of Safety-Kleen and LESI did not fairly present the financial condition of Safety-Kleen and LESI in accordance with GAAP, plaintiffs would not have made their extensions of credit. Further, if it had been disclosed that PricewaterhouseCoopers' representations were false, LESI and Safety-Kleen would have been in default under the terms of the loan agreements, and plaintiffs would not have made subsequent extensions of credit and instead could and would have taken action to eliminate or materially reduce the amount of their losses.

91. As a direct and proximate cause of their justifiable reliance on

PricewaterhouseCooper's negligent misrepresentations, plaintiffs have suffered damages in excess of the minimum jurisdictional limits of this court.

PRAYER FOR JUDGMENT

92. Plaintiffs pray for a trial by jury and pray that upon trial and verdict, the Court award judgment and recovery of all actual damages against defendant in an amount to be proven at trial, pre- and post- judgment interest as provided by law, court costs as provided by law, attorneys' fees, and any further relief determined by the Court to be just and proper.

JURY DEMAND

93. Plaintiffs request trial by jury for this action.

DATED this 25th day of May, 2001.

SUSMAN GODFREY L.L.P.

By: E L Vincent

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 25th day of May, 2001, served upon all parties of record the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

E. Lawrence Vincent

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

FILED IN OFFICE
01 FEB 13 PM 4:53

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD., EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant.

CIVIL ACTION NO. 00 VS 012679 F

ANSWER

Pursuant to O.C.G.A. § 9-11-8, Defendant PricewaterhouseCoopers LLP ("PWC") answers the Plaintiffs' Complaint as follows:

<u>ANSWER</u>

1

PWC admits that Coopers & Lybrand, L.L.P. ("C&L") audited the consolidated balance sheets of Laidlaw Environmental Services, Inc. and its subsidiaries ("LESI") as of August 31, 1997 and 1996, and the related consolidated statements of income, cash flows, and changes in stockholders' equity (the "LESI Financial Statements"). PWC admits that it audited the consolidated balance sheets and related statements of income, comprehensive income, cash flows and changes in stockholders' equity of Safety-Kleen Corp. and its subsidiaries ("Safety-Kleen") as at August 31, 1999 and 1998 (the "Safety-Kleen Financial Statements"). PWC admits that it is the successor entity to C&L. PWC admits that the auditor's reports issued by C&L and PWC stated that their audits of the LESI Financial Statements and the Safety-Kleen Financial Statements, respectively, were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"). PWC admits that its audit reports on the Safety-Kleen Financial Statements stated that, in PWC's opinion, the Safety-Kleen Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as at August 31, 1999 and 1998. PWC admits that C&L's audit reports on the LESI Financial Statements stated that, in C&L's opinion, the LESI Financial Statements presented fairly, in all material respects, the consolidated financial position of LESI as of August 31, 1997 and 1996. Except as specifically admitted above, PWC denies the allegations of Paragraph 1 of the Complaint.

2

PWC admits that it issued certain reports to the Board of Directors of Safety-Kleen indicating that, in connection with its audit, nothing came to PWC's attention that caused PWC to believe that the company failed to comply with certain terms, covenants, provisions, or conditions of certain sections of the Credit Agreement. The reports further stated that the audit was not directed primarily toward obtaining knowledge of non-compliance. These reports speak for themselves. Except as specifically admitted above, PWC denies the allegations of Paragraph 2 of the Complaint.

3

PWC admits that in March 2000, Safety-Kleen made public statements concerning the state of its financial statements, and those public statements speak for themselves. PWC further admits that it withdrew its auditors' reports on the Company's financial statements for 1997, 1998 and 1999, and that Safety-Kleen is in bankruptcy. PWC is without knowledge or information to form a belief as to whether plaintiffs relied on the integrity of those audited financial statements or the reputation, competence, and due professional care of PWC and PWC's auditors' reports and "compliance certifications," and on that basis denies the same. Further, PWC admits that some of the plaintiffs extended loans and credit to the Company, but is without knowledge or information sufficient to form a belief as to whether the Company's financial statements contained materially false and misleading statements, and on that basis denies the same. Except as specifically admitted above, PWC denies the allegations of Paragraph 3 of the Complaint.

4

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Toronto Dominion (Texas), Inc. and, on that basis, denies the allegations in Paragraph 4.

5

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff The Toronto-Dominion Bank and, on that basis, denies the allegations in Paragraph 5.

6

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Wachovia Bank, N.A. and, on that basis, denies the allegations in Paragraph 6.

7

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen American Capital Prime Rate Income Trust and, on that basis, denies the allegations in Paragraph 7.

8

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen Senior Floating Rate Fund and, on that basis, denies the allegations in Paragraph 8.

9

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen CLO I, Ltd. and, on that basis, denies the allegations in Paragraph 9.

10

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Van Kampen CLO II, Ltd. and, on that basis, denies the allegations in Paragraph 10.

11

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Eaton Vance Senior Debt Portfolio and, on that basis, denies the allegations in Paragraph 11.

12

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Oak Hill Securities Fund, LP and, on that basis, denies the allegations in Paragraph 12.

13

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Archimedes Funding L.L.C. and, on that basis, denies the allegations in Paragraph 13.

14

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Archimedes Funding II, Ltd. and, on that basis, denies the allegations in Paragraph 14.

15

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff Archimedes Funding III, Ltd. and, on that basis, denies the allegations in Paragraph 15.

16

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding the citizenship and principal place of business of Plaintiff SEQUILS – ING I (HBDGM), Ltd. and, on that basis, denies the allegations in Paragraph 16.

17

PWC admits and alleges that it is a limited liability partnership organized under the laws of Delaware and doing business in the State of Georgia. PWC admits that its agent for service of process in Georgia is Robert M. Bird at the address indicated. PWC admits that it is the successor entity to Coopers & Lybrand LLP. To the extent not expressly admitted or alleged in this paragraph, PWC denies all other allegations in Paragraph 17.

18

PWC admits the allegations of Paragraph 18 of the Complaint. However, PWC alleges that, pursuant to the doctrine of *forum non conveniens*, this Court should not exercise jurisdiction in this matter because the events at issue in this lawsuit have no connection with Georgia.

19

PWC admits the allegations of Paragraph 19 of the Complaint.

20

PWC admits that Laidlaw Environmental Services, Inc. resulted from the May 15, 1997 merger of the hazardous and industrial waste management services division of Laidlaw, Inc. with Rollins Environmental Services, Inc. PWC admits that the merger was partially financed through $650 million in senior secured credit facilities which were provided, in part, by some of the plaintiffs. Except as specifically admitted or alleged above, PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 20 of the Complaint, and on that basis denies those allegations.

21

PWC admits that LESI completed the acquisition of the stock of Safety-Kleen Corp. in May 1998, and that, as of July 1, 1998, LESI began doing business as Safety-Kleen Corp. PWC admits that the purchase and refinancing of certain existing indebtedness was partially financed by the proceeds of a $2.2 billion senior credit facility which was provided, in part, by some of the plaintiffs. Except as specifically admitted or denied above, PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 21 of the Complaint, and on that basis denies those allegations.

22

PWC denies the allegations of Paragraph 22 of the Complaint.

23

PWC admits that C&L audited and issued its auditor's reports concerning the LESI Financial Statements as described in Paragraph 1 of this Answer. PWC admits that PWC audited and issued its auditor's report concerning the Safety-Kleen Financial Statements as described in Paragraph 1 of this Answer. PWC admits that certain requirements were placed upon LESI and Safety-Kleen by the terms of the credit agreements, which agreements speak for themselves. Except as specifically admitted above, PWC denies the allegations of Paragraph 23 of the Complaint.

24

PWC admits that it was aware of the terms of the credit facilities, which agreements speak for themselves. Except as specifically admitted and alleged above, PWC denies the allegations of Paragraph 24 of the Complaint.

25

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 25 of the Complaint, and on that basis denies those allegations.

26

PWC admits that, on March 6, 2000, Safety-Kleen issued a press release concerning an internal investigation of its prior reported financial results, which press release speaks for itself. Except as specifically admitted above, PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 26 of the Complaint, and on that basis denies those allegations.

27

PWC admits that Safety-Kleen issued a press release on or about March 13, 2000, relating to PWC's decision to withdraw its auditors' reports and that, on or about March 8, 2000, PWC sent a letter to Safety-Kleen relating to those reports, and that both documents speak for themselves. Except as specifically admitted, PWC denies the allegations of Paragraph 27 of the Complaint.

28

PWC admits that, on or about March 13, 2000, Safety-Kleen issued a press release relating to its previously reported financial results, which press release speaks for itself. Except as expressly admitted, PWC denies the allegations of Paragraph 28 of the Complaint.

29

PWC admits that, on or about March 13, 2000, Safety-Kleen issued a press release relating to its previously reported financial results, which press release speaks for itself. Except as expressly admitted, PWC denies the allegations of Paragraph 29 of the Complaint.

30

PWC admits that, on or about March 16, 2000, Safety-Kleen issued a press release discussing certain "accounting irregularities," which press release speaks for itself. Except as specifically admitted above, PWC denies the allegations of Paragraph 30 of the Complaint.

31

PWC admits that, on or about June 6, 2000, Safety-Kleen issued a press release announcing its failure to make certain principal and interest payments, which press release speaks for itself. Except as specifically admitted above, PWC denies the allegations of Paragraph 31 of the Complaint.

32

PWC admits the allegations of Paragraph 32 of the Complaint.

33

PWC is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 33 of the Complaint, and on that basis denies those allegations.

34

PWC is without knowledge or information sufficient to form a belief as to whether "LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength," and on that basis PWC denies those allegations. Except as denied based upon lack of knowledge and information, PWC denies the allegations of Paragraph 34 of the Complaint.

35

PWC denies the allegations of Paragraph 35 of the Complaint.

36

PWC denies the allegations of Paragraph 36 of the Complaint.

37

PWC denies the allegations of Paragraph 37 of the Complaint.

38

PWC denies the allegations of Paragraph 38 of the Complaint.

39

PWC hereby incorporates by reference Paragraphs 1-38 of this Answer.

40

PWC admits and alleges that it acted as the independent auditor for Safety-Kleen and that it issued certain auditor's reports and "compliance certifications" in connection therewith. Except as specifically admitted and alleged above, PWC denies the allegations of Paragraph 40 of the Complaint.

41

PWC denies the allegations of Paragraph 41 of the Complaint.

42

PWC is without knowledge or information sufficient to form a belief regarding whether Plaintiffs relied upon any representations by PWC, and on that basis denies the same. Except as denied in this Paragraph on the basis of insufficient knowledge or information, PWC denies the allegations of Paragraph 42 of the Complaint.

43

PWC denies the allegations of Paragraph 43 of the Complaint.

44

PWC is without knowledge or information sufficient to form a belief as to the basis upon which plaintiffs made extensions of credit and/or what actions plaintiffs might have taken to reduce their alleged losses, and on that basis denies those allegations. Except as denied based on lack of knowledge and information, PWC denies the allegations of Paragraph 44 of the Complaint.

45

PWC denies the allegations of Paragraph 45 of the Complaint.

First Separate and Additional Defense

46

Plaintiffs' claims are barred by their comparative and/or contributory negligence.

Second Separate and Additional Defense

47

Plaintiffs' claims are barred because their damages, if any, were caused by third parties not under the control of PWC.

Third Separate and Additional Defense

48

Plaintiffs' claims are barred by the statute of limitations and/or laches.

Fourth Separate and Additional Defense

49

Plaintiffs' claims are barred by waiver and/or estoppel.

Fifth Separate and Additional Defense

50

Plaintiffs' claims have no substantive connection to the State of Georgia and consequently should be dismissed, or the Court should grant such other relief as is appropriate, based on the doctrine of *forum non conveniens*.

WHEREFORE, PWC prays that the Court dismiss Plaintiffs' claims with prejudice, and that the Court award to PWC judgment and recovery of its costs of court, attorneys' fees, and any further and additional relief determined by the Court to be just and proper.

DATE: February 13, 2000.

Respectfully submitted,

By: [signature]

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this the 13th day of February, 2001, served upon all parties of record the within and foregoing Answer of Defendant PricewaterhouseCoopers LLP by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SCORET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

M. Lynn Sykes
M. Lynn Sykes

ATL01/10912318v1

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION No. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S
MOTION TO EXTEND DISCOVERY PERIOD

Defendant PricewaterhouseCoopers LLP ("PwC") hereby moves this Court to extend the discovery period in this action through February 14, 2003. In support of its Motion, PwC shows the Court as follows:

Factual Background

1. Thirteen Plaintiffs brought the instant action on December 13, 2000, asserting a single count of negligent misrepresentation against PwC.

2. On May 3, 2001, Plaintiffs and PwC submitted to this Court a Stipulated Pretrial Scheduling Order (the "Scheduling Order"), a true and correct copy of which is attached hereto as Exhibit A. Under this Scheduling Order, and based on the facts as they were known to exist at that time, the parties believed that fact discovery could be completed by February 14, 2002. Because of a case pending in the Georgia Supreme Court relevant to PwC's Motion to Dismiss for Forum Non Conveniens, the parties also agreed, with the Court's approval, to defer deposition discovery until August 1, 2001. *See* Scheduling Order, attached as Exhibit A. At the same time, written discovery, which remained unaffected by the litigation pending in the Georgia Supreme Court, revealed

that the nature of the dispute in the instant case would require the production of a tremendous number of documents.

3. Three weeks after the parties filed the Scheduling Order, Plaintiffs filed their First Amended Complaint, which greatly complicated the case because they joined an additional 46 Plaintiffs, bringing the total number of Plaintiffs to 59. The addition of these Plaintiffs, all of which are lending institutions or organizations requiring copious document production, dramatically increased the discovery burdens on PwC and the Plaintiffs. PwC reasonably and conservatively anticipates that the parties will need to undertake more than 100 party and non-party depositions. Moreover, Plaintiffs' counsel has indicated its intention to add 38 more lending institutions as Plaintiffs in the coming days. Such a joinder would bring the total number of Plaintiffs, each of which will be required to produce documents and then be available for deposition, to 97.

Document Discovery

4. PwC has diligently pursued discovery. Beginning in May and concluding in early August, PwC served written discovery on Plaintiffs and served document subpoenas on both Safety-Kleen Corp. ("Safety-Kleen") and Arthur Andersen LLP ("Andersen"), Safety-Kleen's current accountant, calling for production by the end of August of all documents related to Safety-Kleen's audited restated financial statements. Since the original audits and their subsequent restatements are integral to Plaintiffs' claim against PwC, the restated financial statements and related Andersen documents are relevant, including whether PwC properly performed the 1997, 1998 and 1999 audits, whether Safety-Kleen provided false information or hid material information from PwC, and the cause of Plaintiffs' losses.

5. Safety-Kleen's records, including those underlying its restated financial statements, are critical to PwC's defense for the same reasons. Indeed, those documents (which PwC is still receiving) demonstrate that Safety-Kleen acted wrongfully toward both PwC and the Plaintiff Lenders and that Safety-Kleen's actions were the proximate and ultimate cause of Plaintiffs' alleged losses, as well as Plaintiffs' own negligence. Accordingly, the documents requested from Safety-Kleen and Andersen are indispensible to PwC's defense.

6. Although PwC's document subpoenas required Safety-Kleen and Andersen to produce documents before the end of August, both entities have yet to comply with the requirements of the subpoenas. And, despite PwC's diligent efforts to move the Andersen production forward, PwC has received no documents from Andersen (although it now appears that Andersen may finally produce some of its working papers within the next week or two). *See* October 8, 2001, correspondence between Alan Struble, counsel for PwC, and John A. Freedman, counsel for Andersen, true and correct copies of which are attached hereto as Exhibit B. It is also clear, however, that Andersen has decided to withhold from its production a substantial category of documents, *i.e.*, documents from its investigation of the accounting irregularities, on the basis of privilege. Thus, discovery motions and hearings likely will be required before PwC can gain access to these essential documents.

7. To date PwC has received less than one-third of Safety-Kleen's total anticipated production of more than 300 boxes of documents. PwC received no Safety-Kleen documents before September 14, 2001, and the balance of Safety-Kleen's document production, another 250 boxes of documents, will not be completed for at least

another four to six weeks.[1] *See* October 17, 2001 letter from Alan Struble, counsel for PwC, to J. Andrew Keyes, counsel for Safety-Kleen, a true and correct copy of which is attached hereto as Exhibit C. Safety-Kleen's pending bankruptcy proceedings and the fact that multiple parties in multiple lawsuits have requested Safety-Kleen documents have significantly complicated and delayed Safety-Kleen's document production. *See* August 31, 2001 letter from J. Andrew Keyes, counsel for Safety-Kleen, to all counsel in *In re Safety-Kleen Stockholders Litigation* (attempting to coordinate Safety-Kleen's document production to PwC in this case with their production in that case), a true and correct copy of which is attached hereto as Exhibit D. Due to circumstances beyond PwC's control, two or more months are likely to pass before Safety-Kleen and Andersen have produced all documents necessary for PwC's adequate defense of this case.[2]

Deposition Discovery

8. To date, the only depositions that have occurred in this case are the depositions of two PwC personnel involved in PwC's audits of Safety-Kleen's financial statements. The delay in obtaining documents from both Safety-Kleen and Andersen has prevented PwC from commencing further depositions.

---

[1] Contrasted to the speed with which Safety-Kleen has responded to PwC's subpoenas, Plaintiffs' July 2001 production of documents to PwC included a substantial number of *Safety-Kleen* documents, which Safety-Kleen had apparently produced to *Plaintiffs* long ago without notice to PwC and, apparently, without any need for compulsory process. Indeed, because of Plaintiffs' continuing relationship with Safety-Kleen, Plaintiffs presumably have a great deal of information concerning Safety-Kleen which will become available to PwC only through the discovery process.

[2] Plaintiffs have also failed to produce certain types of documents that are essential to PwC's defenses, despite their production of hundreds of thousands of pages of documents. For instance, PwC specifically requested that the Plaintiffs produce "[a]ny guidelines, manuals or other documents reflecting or relating to your policies and/or procedures with respect to the approval or disapproval or rejection of loans or other credit of similar size and type as that extended by you to Old Safety-Kleen, New Safety-Kleen or LESI." Request No. 21, PwC's Requests for Production of Documents to Plaintiffs. Although these documents are critical to PwC's contributory negligence defense, not a single Plaintiff whose documents PwC has reviewed to date, including Toronto Dominion and Wachovia, has produced such documents. PwC has

9. PwC originally requested that the depositions of Plaintiffs' representatives commence in early October, but scheduling issues and the lack of documents from Safety-Kleen and Andersen caused those depositions to be postponed. The depositions of the corporate representatives of the first Plaintiff scheduled for deposition, Wachovia Bank, N.A., are presently set for November 13 and 14, and the depositions of the remaining 58 Plaintiffs' corporate representatives are to begin immediately thereafter. Plaintiffs' corporate representatives comprise only a part of the total pool of Plaintiffs' employees whose depositions are required, because the Plaintiffs' own documents, for many of the Plaintiffs, show just that. Plaintiffs' production documents and interrogatory responses identify scores of additional persons with knowledge of the material facts on which this litigation is based. PwC will need to depose many of these individuals as well. In total, the number of the depositions of Plaintiffs' corporate representatives and employees will most likely exceed 100.

10. PwC will also need to depose the Andersen personnel who conducted the investigation and audit of Safety-Kleen's restated financial statements. The identity of many of these persons is presently unknown because of Andersen's failure to produce its working papers for the Safety-Kleen audit. Several key Andersen witnesses, however, have been identified. *See* Exhibit E. PwC has been able to identify more than 35 present and former personnel of Safety-Kleen who have knowledge or information that relates directly to the relevant witnesses. The identities and roles of these Safety-Kleen witnesses are summarized at Exhibit F.

---

followed up with Plaintiffs' counsel to obtain these documents, and counsel promised to follow up with his clients regarding this request, but to date no such policies and procedures have been produced.

11. PwC cannot commence the depositions of the Andersen witnesses or the Safety-Kleen witnesses until both Andersen and Safety-Kleen have completed their document production, which is not anticipated to occur until December 2001 at the earliest. PwC conservatively estimates that, once begun, these depositions will require approximately eight months to complete.

Impleader of Third-Party Defendants

12. PwC has determined through its discovery to date that the impleader of certain third-party defendants is necessary to ensure a fair and proper adjudication of this matter. These third-parties include Safety-Kleen and three of its former executives. *See* Defendant PricewaterhouseCoopers LLP's Motion for Leave to File Third-Party Complaint, filed contemporaneously herewith, seeking to add Safety-Kleen, Kenneth W. Winger, Michael J. Bragagnolo, and Paul B. Humphreys as Third-party Defendants.

13. Independent of the discovery difficulties now facing the parties, the addition of these third-party defendants requires some additional time for discovery. These parties must be allowed adequate time to answer, obtain written discovery, and participate in the depositions before the close of the discovery period.

Conclusion

14. The circumstances of this case indicate that the present fact-discovery deadline should be extended. The Court wields the discretion to authorize such an extension. *See, e.g., Woelper v. Piedmont Cotton Mills, Inc.*, 266 Ga. 472, 473, 467 S.E.2d 517, 519-19 (1996) ("A trial court has wide discretion to shorten, extend, or reopen the time for discovery, and its decision will not be reversed unless a clear abuse of that discretion is shown.") (citations omitted); *Perimeter Realty v. GAPI, Inc.*, 243 Ga.

App. 584, 593-94, 533 S.E.2d 136, 146 (2000) (citing *Woelper* and upholding trial court's decision where it had granted three requests to extend the discovery period but declined the fourth request); *see also* Rule 5.1 of the Georgia Uniform State Court Rules ("At any time, the court, in its discretion, may extend, reopen or shorten the time to utilize the court's compulsory process to compel discovery."); *Butler v. Household Mortgage Services, Inc.*, 244 Ga. App. 353, 356, 535 S.E.2d 518, 521 (2000) (noting that "trial judges have broad discretion in controlling discovery, and appellate courts will not interfere with a trial court's exercise of that discretion in the absence of abuse") (citation omitted).

15. For the foregoing reasons, Defendant PricewaterhouseCoopers LLP hereby requests that this Court grant its Motion To Extend Discovery Period through February 14, 2003.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 23 day of October, 2001 served upon all parties of record the within and foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MOTION TO EXTEND DISCOVERY PERIOD** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JP Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION No. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S
MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Pursuant to O.C.G.A. § 9-11-14(a), Defendant PricewaterhouseCoopers LLP ("PwC") moves this Court for leave to file its Third-Party Complaint (attached hereto as Exhibit "A") against Safety-Kleen Corp. ("Safety-Kleen"), Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo"), and Paul B. Humphreys ("Humphreys") (Winger, Bragagnolo, and Humphreys, collectively, are referred to hereinafter as the "Individual Third Parties," and together with Safety-Kleen are referred to hereinafter as the "Proposed Third-Party Defendants"). The Individual Third Parties are former senior officers of Safety-Kleen, the entity to which Plaintiffs loaned approximately $1 billion. In support of its Motion, PwC shows the Court as follows:

1. The original Complaint was filed by Plaintiff Toronto Dominion (Texas), Inc. and twelve other lending institutions. The Complaint asserted a negligent misrepresentation claim in connection with PwC's audits of Safety-Kleen's 1997-1999 financial statements. Safety-Kleen borrowed billions of dollars from Plaintiffs and other lenders pursuant to written contracts. Plaintiffs allege that PwC, as Safety-Kleen's auditor during the 1997-1999 fiscal years, should be liable for injuries that Plaintiffs allegedly sustained when Safety-Kleen defaulted on its payment

obligations under those agreements. Plaintiffs amended their Complaint on May 25, 2001 to join 46 additional lending institutions as Plaintiffs.

2. The Individual Third Parties are former Safety-Kleen executives who were placed on administrative leave, and later resigned, when accounting irregularities in Safety-Kleen's financial reporting came to light. Discovery to date has revealed that: (1) the Plaintiffs in this case relied primarily or exclusively on representations by the Proposed Third-Party Defendants in extending loans and making other credit decisions, and not on PwC; (2) the Proposed Third-Party Defendants engaged in negligent, fraudulent and/or other wrongful acts to induce such reliance by the Plaintiffs; and (3) to the extent any statements made by PwC contained misrepresentations, they did so as a consequence of negligent, fraudulent and/or other wrongful acts of the Proposed Third-Party Defendants. Accordingly, should PwC be found liable to Plaintiffs for their claims of negligent misrepresentation based on audits of Safety-Kleen's financial statements, the Proposed Third-Party Defendants would be joint tortfeasors liable to PwC pursuant to the provisions of O.C.G.A. § 9-11-14, and should therefore be responsible for their proportionate share of fault with respect to Plaintiffs' alleged damages.

3. Impleader of the Proposed Third-Party Defendants would further the interests of justice. The Proposed Third-Party Defendants' negligence, fraud, and/or other wrongful conduct, not PwC's audits, caused any injuries that Plaintiffs allegedly incurred as a result of Safety-Kleen's payment default, to the extent that those injuries were not caused by Plaintiffs' own negligence. All pertinent issues arise out of the same nucleus of operative fact, and impleader would allow this Court to avoid a multiplicity of actions, to preserve the Court's and the party's resources by avoiding duplication of evidence, and to ensure consistent results from similar evidence and common issues. Indeed, the failure to allow impleader of the Proposed

Third-Party Defendants would work a substantial injustice to PwC, since PwC would be potentially responsible for the full amount of any judgment obtained by Plaintiffs, without any apportionment to the parties who are actually wholly or primarily responsible for Plaintiffs' damages.

4. PwC did not implead the Proposed Third-Party Defendants prior to any discovery because it was not until after discovery was under way that PwC became aware of the extent of the Proposed Third-Party Defendants' negligence, fraud and/or other wrongful acts, and of the extent of Plaintiffs' reliance on those actions in making their lending and other credit decisions. Plaintiffs would not be prejudiced by the filing of PwC's Third-Party Complaint at this time because (1) discovery would have to be directed to each of the Proposed Third-Party Defendants and other current and former Safety-Kleen employees in any event, and (2) Plaintiffs' counsel already amended the Complaint after the Scheduling Order was entered to add 46 new Plaintiffs, and has indicated that more Plaintiffs will be added in the coming days, which will result in some delay. Allowing impleader of the Proposed Third-Party Defendants will not delay this proceeding any more than Plaintiffs already have by adding new Plaintiffs and, thereby, necessitating additional discovery and substantially enlarging the scope of this litigation. Finally, PwC would be seriously prejudiced if the parties truly responsible for Plaintiffs' injuries are not joined.

5. The grounds for this Motion, along with supporting authority, are more fully set forth in PwC's Memorandum of Law in Support of its Motion for Leave to File Third-Party Complaint, filed concurrently herewith.

WHEREFORE, PricewaterhouseCoopers LLP prays that this Motion be granted and that this Court approve Defendant's request for leave to file its Third-Party Complaint.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 23 day of October, 2001 served upon all parties of record the within and foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JP Smith

Jack P. Smith III

NO. 00VS012679-F

FILED IN OFFICE

01 NOV -8 PM 12:44

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD., NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND; OASIS COLLATERALIZED HIGH INCOME PORTFOLIO-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD; PPM SPYGLASS FUNDING TRUST; OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY	§ §	IN THE STATE COURT OF FULTON COUNTY,

BANCO ESPIRITO SANTO, S.A.; CYPRESS §
TREE INVESTMENT FUND L.L.C.; §
FIRST ALLMERICA FINANCIAL LIFE §
INSURANCE CO.; CYPRESS TREE §
INVESTMENT PARTNERS I, LTD.; CYPRESS §
TREE INVESTMENT PARTNERS II, LTD.; §
CYPRESS TREE SENIOR FLOATING RATE §
FUND; CYPRESS TREE INSTITUTIONAL §
FUND, L.L.C.; NORTH AMERICAN SENIOR §
FLOATING RATE FUND; DAI-ICHI KANGYO §
BANK, LTD.; SOCIETE GENERALE; CAISSEE §
DE DEPOT ET PLACEMENT DuQUEBEC; §
CREDIT INDUSTRIEL ET COMMERCIAL; §
RABOBANK CANADA; COOPERATIEVE §
CENTRALE RAIFFEISEN-BOERENLEENBANK §
B.A. "RABOBANK NEDERLAND," NEW §
YORK BRANCH; ARK-CLO 2000-1, LTD.; §
BAYERISCHE HYPO-UND VERINSBANK AG, §
NEW YORK; CITIBANK, N.A.; CITY §
NATIONAL BANK; KZH CRESCENT-2 LLC; §
KZH CRESCENT-3 LLC; KZH CYPRESS §
TREE-1 LLC; KZH ING-1 LLC; KZH ING-2 LLC; §
KZH LANGDALE LLC; KZH RIVERSIDE LLC; §
KZH SHOSHONE LLC; OCTAGON §
INVESTMENT PARTNERS II, LLC; OCTAGON §
INVESTMENT PARTNERS III, LLC; TEXTRON §
FINANCIAL CORPORATION; THE §
MITSUBISHI TRUST AND BANKING §
CORPORATION; AG CAPITAL FUNDING §
PARTNERS, LP; APPALOOSA INVESTMENT §
LP I; BANKERS TRUST COMPANY; §
BAUPOST GROUP SECURITIES, LLC; BEAR §
STEARNS & CO., INC.; CAPTIVA 2 FINANCE §
THE CHASE MANHATTAN BANK; §
CONTINENTAL ASSURANCE COMPANY; §
CREDIT LYONNAIS CAYMAN ISLAND §
BRANCH; CRESCENT/MACH I PARTNERS LP; §
FRANKLIN MUTUAL ADVISORS, LLC; GSC §
RECOVERY II LP; GSCP RECOVERY, INC.; §
KENSINGTON INTERNATIONAL LTD.; §
PALOMINO FUND LIMITED; SILVER OAK §

CAPITAL, LLC; SEQUILS I, LTD.; INDOSUEZ CAPITAL FUNDING IIA, LTD.; INDOSUEZ CAPITAL FUNDING III, LTD.	§ § § §
Plaintiffs,	§
v.	§ §
PRICEWATERHOUSECOOPERS LLP,	§ §
Defendant.	§ STATE OF GEORGIA

SECOND AMENDED COMPLAINT

NATURE OF THIS ACTION

1. This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the international accounting firm of PricewaterhouseCoopers LLP for negligent misrepresentation. The defendant, and its predecessor, Coopers & Lybrand L.L.P. (collectively, "PricewaterhouseCoopers"), audited the financial statements of Laidlaw Environmental Services, Inc. and LES, Inc. (collectively, "LESI"), and Laidlaw, Inc. for their 1996 and 1997 fiscal years. PricewaterhouseCoopers audited the financial statements of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen"), for their 1998 and 1999 fiscal years. Collectively, Safety-Kleen and LESI are referred to in this complaint as "the Company." In its unqualified auditors' reports on those financial statements, PricewaterhouseCoopers expressly represented in writing (1) that those audits were conducted in accordance with generally accepted auditing standards ("GAAS"), and (2) that the Company's financial statements fairly presented the Company's financial position in conformity with generally accepted accounting principles ("GAAP").

2. In 1997, 1998, and 1999, PricewaterhouseCoopers issued compliance certifications for the express use of LES, Inc.'s and Safety-Kleen's lenders. In each of these certifications, PricewaterhouseCoopers expressly represented that its audit had been conducted in accordance with GAAS and referenced PricewaterhouseCoopers' unqualified auditor opinion regarding the Company's financial position. These certifications also stated that in connection with its audit, PricewaterhouseCoopers had discovered nothing to indicate that the Company had failed to comply with the terms, covenants, provisions, or conditions of its loan obligations.

3. Relying on the integrity of those audited financial statements, as well as the reputation, competence, and due professional care of PricewaterhouseCoopers and PricewaterhouseCoopers' auditors' reports and compliance certifications, plaintiffs extended hundreds of millions of dollars of loans and credit to the Company. PricewaterhouseCoopers' auditors' reports and certifications, however, were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. In fact, the Company's financial statements contained materially false and misleading statements that would have been discovered by any competent auditor diligently following applicable professional standards. In March 2000, it was first disclosed to plaintiffs and the public that Safety-Kleen's financial statements were materially false and misleading and that plaintiffs had been defrauded. PricewaterhouseCoopers has now withdrawn its previously issued auditors' reports on the Company's financial statements for 1997, 1998, and 1999, and has stated that reliance should no longer be placed on its auditors' reports. Safety-Kleen is now in bankruptcy and plaintiffs have been badly harmed by the negligence of PricewaterhouseCoopers.

PARTIES

4. Plaintiff Toronto Dominion (Texas), Inc. is a Delaware corporation with its principal place of business in Houston, Texas.

5. Plaintiff The Toronto-Dominion Bank is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada.

6. Plaintiff Wachovia Bank, N.A. is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia.

7. Plaintiff Van Kampen American Capital Prime Rate Income Trust is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

8. Plaintiff Van Kampen Senior Floating Rate Fund is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

9. Plaintiff Van Kampen CLO I, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

10. Plaintiff Van Kampen CLO II, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

11. Plaintiff Eaton Vance Senior Debt Portfolio is a New York Trust Company organized under the laws of New York with its principal place of business in Boston, Massachusetts.

12. Plaintiff Oak Hill Securities Fund, LP is a Delaware limited partnership organized under the laws of Delaware with its principal place of business in Fort Worth, Texas.

13. Plaintiff Archimedes Funding L.L.C. is a Delaware limited liability company with its principal place of business in Delaware.

14. Plaintiff Archimedes Funding II, Ltd. is an exempted limited liability company

organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

15. Plaintiff Archimedes Funding III, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

16. Plaintiff SEQUILS - ING I (HBDGM), Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

17. Plaintiff Pilgrim America High Income Investments Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

18. Plaintiff Pilgrim CLO 1999-1 Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Arizona.

19. Plaintiff BHF (USA) Capital Corporation is incorporated in the State of Delaware with its principal place of business in New York.

20. Plaintiff Balanced High Yield Fund I Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

21. Plaintiff Balanced High Yield Fund II Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

22. Plaintiff The CIT Group/Business Credit, Inc. is a corporation incorporated in the State of New York with its principal place of business in New York.

23. Plaintiff Credit Lyonnais New York Branch is a New York state licensed branch of

a French banking corporation, which has its principal place of business in New York.

24. Plaintiff First Dominion Funding I, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

25. Plaintiff First Dominion Funding II, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

26. Plaintiff First Dominion Funding III, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

27. Plaintiff Firstar Bank, N. A. is a banking institution organized in the State of Ohio with its principal place of business in Ohio.

28. Plaintiff Mountain Capital CLO I, Ltd., is a special purpose limited liability company organized under the laws of the Cayman Islands with its principal place of business in the New York.

29. Plaintiff National City Bank is a national bank organized in the State of Ohio, with its principal place of business in Ohio.

30. Plaintiff Royal Bank of Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada.

31. Plaintiff American General Annuity Insurance Company (f/k/a Western National Life Insurance) is organized under the laws of the State of Texas with its principal place of business in Texas.

32. Plaintiff AIM Floating Rate Fund (f/k/a Floating Rate Portfolio) is a continuously offered, non-diversified, closed-end management investment company organized under the laws of Delaware with its principal place of business in Texas.

33. Plaintiff Oasis Collateralized High Income Portfolio-1, Ltd. is a public limited

company organized under the laws of Channel Islands with its principal place of business in St. Helier, Jersey.

34. Plaintiff Strata Funding Ltd. is a special purpose company organized under the laws of Cayman Islands with its principal place of business in Cayman Islands, British West Indies.

35. Plaintiff Amara-1 Finance, Ltd. is a public limited liability company organized under the laws of Channel Islands with its principal place of business in New Jersey.

36. Plaintiff The Fuji Bank, Limited is a Japanese bank organized under the laws of Japan with its principal place of business in New York.

37. Plaintiff HSBC Bank USA is a banking institution organized under the laws of New York with its principal place of business in New York.

38. Plaintiff Imperial Bank is a banking institution organized under the laws of California with its principal place of business in California.

39. Plaintiff Comerica Bank is a banking institute organized under the law of Michigan with its principal place of business in Michigan.

40. Plaintiff Black Diamond CLO 1998-1 Ltd. is a limited liability company established under the laws of the Cayman Islands.

41. Plaintiff Amara-2 Finance, Ltd. is a public limited liability company organized under the laws of the Channel Islands with its principal place of business in New York.

42. Plaintiff Ceres Finance Ltd. is special purpose company organized under the law of the Cayman Islands with its principal place of business in the Cayman Islands, British West Indies.

43. Plaintiff PPM Spyglass Funding Trust is a business trust organized under the laws of Delaware with its principal place of business in Chicago, Illinois.

44. Plaintiff Olympic Funding Trust, Series 1999-1 is a business trust organized under the laws of Delaware with its principal place of business in Delaware.

45. Plaintiff Jackson National Life Insurance Company is an insurance company organized under the laws of Michigan.

46. Plaintiff Banco Espirito Santo, S.A. (f/k/a Banco Espirito Santo E. Commercial de Lisboa) is a corporation licensed under the laws of the New York State Banking Department with its principal place of business in New York, N.Y.

47. Plaintiff Cypress Tree Investment Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

48. Plaintiff First Allmerica Financial Life Insurance Co. is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

49. Plaintiff Cypress Tree Investment Partners I, Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

50. Plaintiff Cypress Tree Investment Partners II, Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

51. Plaintiff Cypress Tree Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

52. Plaintiff Cypress Tree Institutional Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

53. Plaintiff North American Senior Floating Rate Fund is a closed end investment

company organized under the laws of Delaware with its principal place of business in Massachusetts.

54. Plaintiff Dai-Ichi Kangyo Bank, Ltd., is a banking institution organized under the laws of Japan with its principal place of business in Japan/New York.

55. Plaintiff Societe Generale is a French banking corporation licensed as a New York branch organized under the laws of New York with its principal place of business in New York.

56. Plaintiff Caissee De Depot et Placement DuQuebec is a corporation organized under the laws of Quebec with its principal place of business in Montreal.

57. Plaintiff Credit Industriel et Commercial is a banking institution organized under the laws of France with its principal place of business in Paris, France and is licensed by New York State's banking department.

58. Plaintiff RaboBank Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada and is licensed by New York State's banking department.

59. Plaintiff Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A. "RaboBank Nederland", New York Branch is a banking institution organized under the laws of the Nederlands with its principal place of business in the Nederlands and is licensed by New York State's banking department.

60. Plaintiff Ark CLO 2000-1, Ltd is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

61. Plaintiff Bayerische Hypo-und Verinsbank AG, New York is a banking institution organized under the laws of Germany with its principal place of business in New York.

62. Plaintiff Citibank, N.A. is a national banking origination with its principal place of

business at 399 Park Avenue, New York, New York 10043.

63. Plaintiff City National Bank is a banking institution organized under the laws of Delaware with its principal place of business in California.

64. Plaintiff KZH Crescent-2 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

65. Plaintiff KZH Crescent-3 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

66. Plaintiff KZH Cypress Tree-1 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

67 Plaintiff KZH ING-1 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

68. Plaintiff KZH ING-2 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

69. Plaintiff KZH Langdale LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

70. Plaintiff KZH Riverside LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

71. Plaintiff KZH Shoshone LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

72. Plaintiff Octagon Investment Partners II, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

73. Plaintiff Octagon Investment Partners III, LLC is a limited liability company

organized under the laws of Delaware with its principal place of business in New York.

74. Plaintiff Textron Financial Corporation is incorporated in the State of Delaware with its principal place of business in Rhode Island.

75. Plaintiff The Mitsubishi Trust and Banking Corporation is a banking institution organized under the laws of Japan with its principal place of business in California.

76. Plaintiff AG Capital Funding Partners, LP is a limited partnership organized under the laws of Delaware with its principal place of business in New York.

77. Plaintiff Appaloosa Investment LP I is a limited partnership organized under the laws of Delaware with its principal place of business in New Jersey.

78. Plaintiff Bankers Trust Company is a banking institution organized under the laws of United States of America with its principal place of business in New York.

79. Plaintiff Baupost Group Securities, LLC is a limited liability company organized under the laws of Massachusetts with its principal place of business in Massachusetts.

80. Plaintiff Bear Stearns & Co., Inc. is a corporation organized under the laws of Delaware with its principal place of business in New York.

81. Plaintiff Captiva 2 Finance is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

82. Plaintiff The Chase Manhattan Bank is a banking institution organized under the laws of New York with its principal place of business in New York.

83. Plaintiff Continental Assurance Company is a company organized under the laws of Illinois with its principal place of business in Illinois.

84. Plaintiff Credit Lyonnais Cayman Island Branch is a branch of a French banking

corporation with its principal place of business in the Cayman Islands.

85. Plaintiff Crescent/Mach I Partners LP is a limited partnership organized under the laws of Delaware with its principal place of business in California.

86. Plaintiff Franklin Mutual Advisors, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New Jersey.

87. Plaintiff GSC Recovery II LP is a partnership organized under the laws of Delaware with its principal place of business in New Jersey.

88. Plaintiff GSCP Recovery, Inc. is a corporation organized under the laws of The Cayman Islands with its principal place of business in New Jersey.

89. Plaintiff Kensington International Limited is an exempted company organized under the laws of The Cayman Islands with its principal place of business in New York.

90. Plaintiff Palomino Fund Limited is a company organized under the laws of British Virgin Islands with its principal place of business in New Jersey.

91. Plaintiff Silver Oak Capital, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

92. Plaintiff Sequils I, Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

93. Plaintiff Indosuez Capital IIA, Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in New York.

94. Plaintiff Indosuez Capital III, Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in New York.

95. Defendant PricewaterhouseCoopers LLP is an international partnership organized

under the laws of Delaware and doing business in this state. PricewaterhouseCoopers LLP was previously served with process by service on its designated agent in Atlanta, Georgia and has appeared and answered in this action. As used herein, "PricewaterhouseCoopers" includes its predecessor, Coopers & Lybrand LLP.

JURISDICTION AND VENUE

96. This Court has jurisdiction over PricewaterhouseCoopers as a result of its continuous and systematic business contacts within this state. Partners of PricewaterhouseCoopers are residents and citizens of this state.

97. Venue is proper in this Court under GA. CODE ANN. § 9-2-25. PricewaterhouseCoopers does business and has a branch or local organization in this county and actions made the basis of this lawsuit occurred in this county.

FACTS

98. On May 15, 1997, Laidlaw Environmental Services— the hazardous and industrial waste management services division of Laidlaw, Inc. ("Laidlaw")—was merged with Rollins Environmental Services, Inc. ("Rollins"). At the time, Rollins was the largest full-service solid hazardous waste incineration company in North America. The combined company was then re-named Laidlaw Environmental Services, Inc. The merger was partially financed with $650 million in senior secured credit facilities provided, in part, by plaintiffs.

99. In April 1998, Laidlaw Environmental Services, Inc. consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. The resulting company operated under the name of Safety-Kleen Services, Inc. and Safety-Kleen Corp. became the parent entity. The purchase was partially financed by $2.1 billion in senior secured credit facilities and interest rate SWAPS, which

re-financed the previous $650 million credit facility and was provided, in part, by plaintiffs.

100. PricewaterhouseCoopers knew that LESI and Safety-Kleen would enter into these two credit facilities and PricewaterhouseCoopers knew the identities of the agent banks.

101. PricewaterhouseCoopers audited and issued its unqualified auditors' reports on the 1997 annual financial statement of LESI and the 1998 and 1999 annual financial statements of Safety-Kleen. The written agreements which set forth the terms and conditions of the 1997 and 1998 credit facilities include the requirement that the LESI and Safety-Kleen annual financial statements be audited and certified by PricewaterhouseCoopers or other independent certified public accountants of nationally recognized standing in auditors' reports stating the financial statements have been examined by the auditor in accordance with GAAS and that the financial statements are fairly presented in accordance with GAAP and further, that those audit reports be delivered to the plaintiff lenders. The agreements also require that PricewaterhouseCoopers annually certify that in conducting its audit, no knowledge was obtained of any default or event of default under those agreements except as specified in the certification.

102. PricewaterhouseCoopers knew of those requirements in the agreements, knew that LESI and Safety-Kleen were required to supply copies of its auditors' reports and certifications to plaintiffs to satisfy those requirements, and knew and intended that plaintiffs would rely on PricewaterhouseCoopers' auditors' reports and certifications in loaning money and extending credit to the Company and in otherwise taking or refraining from taking action to protect their rights.

103. Plaintiffs did in fact, directly or through their agents, receive copies of these financial statements and PricewaterhouseCoopers' auditors' reports and certifications as required by the LESI and Safety-Kleen loan agreements, and did in fact rely on the integrity of the financial statements

and the auditors' reports and certifications issued by PricewaterhouseCoopers in extending credit to LESI and Safety-Kleen. Plaintiffs also relied on the integrity of the financial statements and the auditors' reports and certifications in their management of the extensions of credit that had already been made.

104. In February 2000, certain members of the board of directors of Safety-Kleen began an investigation into allegations that Safety-Kleen's financial statements contained materially false or misleading information. This investigation quickly uncovered a series of improper and incorrect accounting transactions and entries in Safety-Kleen's books and records. On March 6, 2000, Safety-Kleen issued a press release disclosing that it "has initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [Safety-Kleen's] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release stated:

> The Board has appointed a special committee, consisting solely of four independent outside directors of [Safety-Kleen], to spearhead the internal investigation, and has engaged Shaw Pittman and Arthur Andersen LLP to conduct a thorough and comprehensive investigation of these matters.

The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the "investigation."

105. On March 7, 2000, Safety-Kleen announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [Safety-Kleen] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to Safety-Kleen, "[s]uch reports should no longer be relied upon or associated

with the financial statements of Safety-Kleen . . . ."

106. On March 13, 2000, Safety-Kleen again disclosed that its previously reported financial results failed to disclose accounting irregularities.

107. Safety-Kleen also stated in its March 13, 2000 press release that:

> [Safety-Kleen] is in default under certain financial covenants contained in its credit agreements and is not able to borrow under those agreements without a waiver of such defaults by the lenders.

108. On March 16, 2000, Safety-Kleen reported "that there had been accounting irregularities in several cases, including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." Safety-Kleen further stated that it was "not able to quantify the effect of such irregularities on its financial statements at this time."

109. On June 6, 2000, Safety-Kleen announced that it failed to make the required interest and principal payments due on certain outstanding debt the prior week. Safety-Kleen stated that it:

> did not make an interest payment of $1.8 million related to a $60 million Promissory Note dated May 15, 1997. Additionally, [Safety-Kleen] did not make a $15 million interest payment on its 9 1/4 percent Senior Notes due 2008; and it did not make a $43 million principal and interest payment under its Senior Credit Facility dated April 3, 1998.

110. On June 9, 2000, Safety-Kleen filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

111. Plaintiffs are informed and believe that Safety-Kleen's financial statements contain misstatements which artificially inflate Safety-Kleen's earnings and assets and that Safety-Kleen's accounting irregularities fall into at least four general categories: (1) premature revenue recognition, (2) double booking of revenues and fraudulent invoices; (3) manipulation of reserves; and (4) the

creation of fictional numbers on the income statements and balance sheets. More specifically, plaintiffs are informed and believe that during fiscal 1998 and 1999, Safety-Kleen: (1) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential support; (2) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (3) reversed material portions of a multi-million dollar restructuring charge without competent evidential support; (4) adjusted material deferred debt amortization costs without competent evidential support; (5) classified certain material debt obligations as accounts payable; (6) failed to amortize material up-front gains on swap derivative transactions; and (7) in sum, overstated its net income through violations of GAAP and through hypothecated sources of revenue or income which lacked competent evidential support.

112. PricewaterhouseCoopers' representations that LESI's and Safety-Kleen's financial statements had been audited in accordance with GAAS and that they fairly presented the financial condition of the Company, in accordance with GAAP, were false. In fact, the LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength, and PricewaterhouseCoopers' audits had not been conducted in accordance with GAAS.

113. The false and misleading entries in the Company's financial statements and books and records should have been discovered by PricewaterhouseCoopers and would have been uncovered if PricewaterhouseCoopers had not performed its work negligently and in violation of the standards of its profession.

114. PricewaterhouseCoopers, in reporting on LESI's and Safety-Kleen's financial

statements, negligently misrepresented that its examinations were made "in accordance with generally accepted auditing standards . . . ." These statements were false and misleading in that the following auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), among others, were violated:

(a) AICPA General Standard No. 2 was violated in that an independence in mental attitude was not maintained by PricewaterhouseCoopers during the respective audits (AICPA Statement on Auditing Standards, §§ 150 and 220);

(b) AICPA General Standard No. 3 was violated by PricewaterhouseCoopers, which requires that due professional care be exercised in the performance of the examination and preparation of the report (AICPA Statement on Auditing Standards, §§ 150 and 230);

(c) AICPA Standard of Field Work No. 2 was violated by PricewaterhouseCoopers, which requires that a sufficient understanding of internal controls is to be obtained to plan the audit and to determine the nature, timing and extent of tests to be performed (AICPA Statement on Auditing Standards, §§ 150, 319,and 322);

(d) AICPA Standard of Field Work No. 3 was violated by PricewaterhouseCoopers, which requires that sufficient competent evidential matter be obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the financial statements under audit (AICPA Statement on Auditing Standards, §§ 150 and 326);

(e) AICPA Standard of Reporting No. 1 was violated by PricewaterhouseCoopers in that PricewaterhouseCoopers falsely represented that the financial statements were presented in accordance with generally accepted accounting principles, when in fact such statements were not so presented (AICPA Statement on Auditing Standards, §§ 150 and 410);

(f) AICPA Standard of Reporting No. 3 was violated by PricewaterhouseCoopers, which requires that informative disclosures in the financial statements be reasonably adequate unless otherwise stated in the report (AICPA Statement on Auditing Standards, §§ 150 and 431); and

(g) AICPA Standard of Reporting No. 4 was violated by PricewaterhouseCoopers, which requires that the report of an independent auditor shall contain an expression of opinion of the financial statements taken as a whole or an assertion to the effect that an opinion cannot be expressed in that PricewaterhouseCoopers issued its auditors' reports even though the preceding violations of GAAS should have been known by it to have occurred.

115. PricewaterhouseCoopers negligently misrepresented that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles in that, among other things:

(a) The principle of fair presentation was violated since the Company's financial statements were not presented in conformity with generally accepted accounting principles (AICPA Statement on Auditing Standards, §§ 410 and 411);

(b) The principles of adequacy and fairness of disclosure were violated since information was not presented in a way that facilitated understanding and avoided erroneous implications (AICPA Statement on Auditing Standards, § 431);

(c) The principle of informed judgment was violated (AICPA Statement on

Auditing Standards, § 110.05); and

(d) The principle of materiality was violated (AICPA Statement on Auditing Standards, § 312, Statement of Financial Accounting Concepts No. 2).

116. PricewaterhouseCoopers should and would have learned of the foregoing violations of GAAP had it not performed its work negligently and in violation of the standards of its profession.

CAUSE OF ACTION FOR NEGLIGENT MISREPRESENTATION

117. Plaintiffs incorporate the foregoing allegations of this complaint.

118. PricewaterhouseCoopers, in the course of its business, profession, or employment, and in the course of a transaction in which it had a pecuniary interest, supplied false information, namely, its auditors' reports and certifications regarding Safety-Kleen and LESI, for the guidance of plaintiffs in a business transaction. PricewaterhouseCoopers failed to exercise reasonable care or competence in obtaining and communicating this information. PricewaterhouseCoopers knew that plaintiffs would rely upon this information, and that plaintiffs would use the information in deciding to engage in the transactions involved.

119. PricewaterhouseCoopers was manifestly aware of the use to which the information was to be put by the plaintiffs and intended that it be so used by the plaintiffs.

120. Plaintiffs justifiably relied on PricewaterhouseCoopers' representations that its audits were performed in accordance with GAAS, that the financial statements of Safety-Kleen and LESI fairly presented the financial condition of Safety-Kleen and LESI in accordance with GAAP, and that there was no reason to believe Safety-Kleen or LESI were in default under their credit agreements.

121. Had PricewaterhouseCoopers exercised due care and followed the applicable

standards of the accounting profession, it would not have made the false statements upon which plaintiffs relied and because of which plaintiffs have suffered damages.

122. Had PricewaterhouseCoopers disclosed that its representations that its audits had been performed in accordance with GAAS were not true, or that matters had come to its attention indicating that the financial statements of Safety-Kleen and LESI did not fairly present the financial condition of Safety-Kleen and LESI in accordance with GAAP, plaintiffs would not have made their extensions of credit. Further, if it had been disclosed that PricewaterhouseCoopers' representations were false, LESI and Safety-Kleen would have been in default under the terms of the loan agreements, and plaintiffs would not have made subsequent extensions of credit and instead could and would have taken action to eliminate or materially reduce the amount of their losses.

123. As a direct and proximate cause of their justifiable reliance on PricewaterhouseCooper's negligent misrepresentations, plaintiffs have suffered damages in excess of the minimum jurisdictional limits of this court.

PRAYER FOR JUDGMENT

124. Plaintiffs pray for a trial by jury and pray that upon trial and verdict, the Court award judgment and recovery of all actual damages against defendant in an amount to be proven at trial, pre- and post-judgment interest as provided by law, court costs as provided by law, attorneys' fees, and any further relief determined by the Court to be just and proper.

JURY DEMAND

123. Plaintiffs request trial by jury for this action.

DATED this _______ day of November, 2001.

SUSMAN GODFREY L.L.P.

By: [signature]

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 8th day of November, 2001, served upon all parties of record the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

E. Lawrence Vincent

NO. 00VS012679-E FILED IN OFFICE

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD., NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND; OASIS COLLATERALIZED HIGH INCOME PORTFOLIO-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD; PPM SPYGLASS FUNDING TRUST; OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY BANCO ESPIRITO SANTO, S.A.; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE CO.; CYPRESS TREE INVESTMENT PARTNERS I, LTD.; CYPRESS TREE INVESTMENT PARTNERS II, LTD.; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; CAISSEE	§ §	NOV -8 PM 12:44 IN THE STATE COURT OF FULTON COUNTY,

DE DEPOT ET PLACEMENT DuQUEBEC; §
CREDIT INDUSTRIEL ET COMMERCIAL; §
RABOBANK CANADA; COOPERATIEVE §
CENTRALE RAIFFEISEN-BOERENLEENBANK §
B.A. "RABOBANK NEDERLAND," NEW §
YORK BRANCH; ARK-CLO 2000-1, LTD.; §
BAYERISCHE HYPO-UND VERINSBANK AG, §
NEW YORK; CITIBANK, N.A.; CITY §
NATIONAL BANK; KZH CRESCENT-2 LLC; §
KZH CRESCENT-3 LLC; KZH CYPRESS §
TREE-1 LLC; KZH ING-1 LLC; KZH ING-2 LLC; §
KZH LANGDALE LLC; KZH RIVERSIDE LLC; §
KZH SHOSHONE LLC; OCTAGON §
INVESTMENT PARTNERS II, LLC; OCTAGON §
INVESTMENT PARTNERS III, LLC; TEXTRON §
FINANCIAL CORPORATION; THE §
MITSUBISHI TRUST AND BANKING §
CORPORATION; AG CAPITAL FUNDING §
PARTNERS, LP; APPALOOSA INVESTMENT §
LP I; BANKERS TRUST COMPANY; §
BAUPOST GROUP SECURITIES, LLC; BEAR §
STEARNS & CO., INC.; CAPTIVA 2 FINANCE §
THE CHASE MANHATTAN BANK; §
CONTINENTAL ASSURANCE COMPANY; §
CREDIT LYONNAIS CAYMAN ISLAND §
BRANCH; CRESCENT/MACH I PARTNERS LP; §
FRANKLIN MUTUAL ADVISORS, LLC; GSC §
RECOVERY II LP; GSCP RECOVERY, INC.; §
KENSINGTON INTERNATIONAL LTD.; §
PALOMINO FUND LIMITED; SILVER OAK §
CAPITAL, LLC; SEQUILS I, LTD.; INDOSUEZ §
CAPITAL FUNDING IIA, LTD.; INDOSUEZ §
CAPITAL FUNDING III, LTD. §
§
Plaintiffs, §
v. §
§
PRICEWATERHOUSECOOPERS LLP, §
§
Defendant. § STATE OF GEORGIA

AFFIDAVIT OF BARRY MONHEIT

STATE OF NEW YORK)
)
NEW YORK COUNTY)

1. Before me, the undersigned notary, a Notary Public in and for said County and said

State, personally appeared Barry Monheit, who is known to me, and who deposed and said the following:

2. My name is Barry Monheit. I am over 21 years of age and am in all respects competent to make this affidavit. Unless specifically stated otherwise, I have personal knowledge of the facts stated in this affidavit, and the matters stated below are true and correct.

3. I have a B.S. in accounting from Fairleigh Dickinson University. I am a Certified Public Accountant, licensed in Texas and New York. I am a member of the New York and Texas Societies of CPAs, as well as the American Institute of CPAs. I am a Certified Fraud Examiner and a member of the Association of Certified Fraud Examiners. I have over 30 years' experience in accounting and financial matters and have worked for two of the Big Five accounting firms. I currently am president of FTI Consulting's Expert Financial Services Division, a successor to Kahn Consulting. Prior to joining Kahn Consulting in 1992, I was the partner-in-charge of Arthur Andersen & Co.'s New York Financial Consulting Division. Before joining Arthur Andersen in 1988, I served as Managing Partner of Spicer and Oppenheim's Houston office for over 12 years. In addition to my public accounting and consulting experience, I have held senior management positions at wholesale and retail companies.

4. PricewaterhouseCoopers, aL.L.P. ("PwC") audited the consolidated financial statements of Safety-Kleen Corp., its subsidiaries, and their predecessors (Laidlaw Environmental Services, Inc. and its subsidiaries) (collectively, "the Company") for the fiscal years ended August 31, 1999, August 31, 1998, and August 31, 1997. PwC issued unqualified audit reports and stated that in PwC's opinion, the Company's

financial statements presented fairly, in all material respects, the financial position of the Company, and the results of its operations and cash flows, in conformity with Generally Accepted Accounting Principles ("GAAP"). PwC represented that it had conducted its audits in conformity with Generally Accepted Auditing Standards ("GAAS").

5. On March 7, 2000, the Company announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [the Company] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to the Company, "[s]uch reports should no longer be relied upon or associated with the financial statements of [the Company] . . . ." On March 13, 2000, the Company again discl sed that its previously reported financial results failed to disclose accounting irregularities.

6. The following facts have been alleged to be true by the plaintiffs' complaint and are based on the initial conclusions of an independent professional investigation into the accounting irregularities at the Company. I do not have personal knowledge of these facts, but have assumed that they are true for the purposes of this affidavit.

7. During fiscal 1997, 1998, and 1999, Safety-Kleen: (1) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential matter; (2) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (3) reversed material portions of a multi-million dollar restructuring charge without competent evidentiary support; (4) adjusted material deferred debt amortization costs without competent evidentiary support; (5) classified certain material debt obligations as accounts payable; (6) failed to amortize

material up-front gains on swap derivative transactions; and (7) in sum, overstated its net income through violations of GAAP and through hypothecated sources of revenue or income which lacked competent evidentiary support.

8. Taking the above to be true, it is my expert opinion that PwC's audits of the Company for the years ended August 31, 1999; August 31, 1998; and August 31, 1997, fell below the minimum acceptable standard of care for professional auditors. As such, PwC's audits constituted acts of professional malpractice. The basis for this opinion is as follows:

9. The Company posted hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidentiary support. Had PwC conducted its audit in accordance with GAAS, PwC would have tested such entries, given their (1) materiality, (2) numerosity, (3) status as adjusting entries, and (4) location at the parent company level. Upon testing, PwC should have discovered that these adjusting entries were not supported by competent evidential matter. GAAS would have then required PwC to initiate further inquiry into the Company's accounting procedures. Had PwC made such further inquiry, PwC should have determined that the adjusting entries were, in fact, made without an adequate justification and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

10. The Company recognized tens of millions of dollars in revenue related to government

dredging contracts before filing any claims on those contracts. GAAP requires that such revenues not be recognized in advance of filing such claims. Had PwC conducted its audit in accordance with GAAS, PwC should have discovered that the Company had adopted an accounting procedure in violation of GAAP given the materiality of these revenue bookings. As such, PwC should have discovered that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to make these findings and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS constitute professional malpractice.

11. The Company reversed material portions of a multimillion dollar restructuring charge without competent evidentiary support. In accordance with GAAS, PwC should have inquired into the justification for this reversal, given its materiality. Had PwC done so, PwC should have discovered that the reversal was not supported by competent evidential matter. PwC should then have initiated further inquiry into the Company's accounting procedures. PwC should then have determined that the reversal was made without a justification, that the Company had adopted an accounting procedure in violation of GAAP, and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

12. The Company adjusted material deferred debt amortization costs without competent

evidentiary support. In accordance with GAAS, PwC should have inquired into the justification for such adjustments, given their materiality. Had PwC done so, PwC should have discovered that these adjustments were not supported by competent evidential matter. PwC should then have initiated further inquiry into the Company's accounting procedures. PwC should then have determined that these adjustments were made without an adequate justification, that the Company had adopted an accounting procedure in violation of GAAP, and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

13. The Company classified certain material debt obligations as accounts payable. Under GAAP, debt obligations may not be categorized as accounts payable. In accordance with GAAS, PwC should have inquired into the justification for such classifications, given their materiality. Had PwC done so, PwC should have discovered that these classifications were not based on GAAP and were not supported by competent evidential matter. PwC should then have initiated further inquiry into the Company's accounting procedures. PwC should then have determined that these classifications were made without an adequate justification, that the Company had adopted an accounting procedure in violation of GAAP, and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified

audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

14. The Company failed to amortize up-front material gains on swap transactions. Under GAAP, such up-front gains should be amortized over the term of the swap. In accordance with GAAS, PwC should have inquired into the treatment of these gains, given their materiality. Had PwC done so, PwC should have discovered that the treatment was not based on GAAP. PwC should then have initiated further inquiry into the Company's accounting procedures. PwC should then have determined that the treatment was made without an adequate justification, that the Company had adopted an accounting procedure in violation of GAAP, and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

15. The Company's financial statements overstated the Company's net income during fiscal 1997, 1998, and 1999 through violations of GAAP and through hypothecations of revenue and income that lacked competent evidentiary support. The audit process is designed to test the soundness of the Company's internal accounting systems and to determine whether the Company's financial statements have been prepared in accordance with GAAP. The sheer magnitude of misreported income traceable to GAAP-related violations and unsupported sources of revenue and income independently compels the conclusion that PwC's audits were not conducted in accordance with GAAS. As such, PwC's audits, issuance of unqualified audit reports,

and representations that such reports were prepared in accordance with GAAS constitute acts of professional malpractice.

16. Based on the above, it is also my opinion that the following specific auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), among others, were violated by PwC, thus constituting additional acts and omissions of professional malpractice:

(a) AICPA General Standard No. 2 was violated in that an independence in mental attitude was not maintained by PwC during the respective audits (AICPA Statement on Auditing Standards, §§ 150 and 220);

(b) AICPA General Standard No. 3 was violated by PwC, which requires that due professional care be exercised in the performance of the examination and preparation of the report (AICPA Statement on Auditing Standards, §§ 150 and 230);

(c) AICPA Standard of Field Work No. 2 was violated by PwC, which requires that there be a proper study and evaluation of the existing internal control as a basis for reliance thereon and for determining the extent of testing to be performed during the audit (AICPA Statement on Auditing Standards, §§ 150 and 320);

(d) AICPA Standard of Field Work No. 3 was violated by PwC, which requires that sufficient competent evidential matter be obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the financial statements under examination (AICPA Statement on Auditing Standards, §§ 150 and 330);

(e) AICPA Standard of Reporting No. 1 was violated by PwC in that PwC falsely represented that the financial statements were presented in accordance with generally accepted accounting principles, when in fact such statements were not so presented

(AICPA Statement on Auditing Standards, §§ 150 and 410);

(f) AICPA Standard of Reporting No. 3 was violated by PwC, which requires that informative disclosures in the financial statements be reasonably adequate unless otherwise stated in the report (AICPA Statement on Auditing Standards, §§ 150 and 431); and

(g) AICPA Standard of Reporting No. 4 was violated by PwC, which requires that the report of an independent auditor shall contain an expression of opinion of the financial statements taken as a whole or an assertion to the effect that an opinion cannot be expressed in that PwC issued its auditors' reports even though the preceding violations of GAAS should have been known by it to have occurred.

17. Based on the above, it is also my opinion that in the course of PwC's audits, PwC should have learned that the Company's financial statements were presented in a manner which violated the following generally accepted accounting principles, and PwC's failure to recognize these violations -- and representations that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles -- likewise constituted acts or omissions of professional malpractice:

(a) The principle of fair presentation since the Company's financial statements were not presented in conformity with generally accepted accounting principles (Statement 4 of the Accounting Principles Board (APB Statement No. 4), ¶¶ 109, 189, 191)

(b) The principles of adequacy and fairness of disclosure since information was not presented in a way that facilitated understanding and avoided erroneous implications (APB Statement No. 4, ¶¶ 39, 81, 104, 106);

(c) The principle that a conservative approach is appropriate, providing early recognition of unfavorable events and minimizing the amount of net assets and income reported (APB Statement No. 4, ¶¶ 28, 35, 171);

(d) The principle that the financial information presented should be complete (APB Statement No. 4, ¶¶ 23, 94, 106);

(e) The principle that the economic substance of transactions should be emphasized rather than formal considerations (APB Statement No. 4, ¶¶ 25, 35, 127);

(f) The principles concerning the earnings process, revenue recognition and realization (APB Statement No. 4, ¶¶ 28, 134, 147, 148, 150-153);

(g) The principle of informed judgment (APB Statement No. 4, ¶¶ 25, 35, 124, 173-174);

(h) The principle of materiality (APB Statement No. 4, ¶¶ 25, 128);

(i) The principle of relevance (APB Statement No. 4, ¶¶ 23, 88, 106); and

(j) The principle of verifiability (APB Statement No. 4, ¶¶ 23, 35, 90).

18. I have also reviewed the complaint to be filed in this action. In my opinion, PwC committed acts and omissions of professional malpractice by failing to detect the material accounting irregularities at the Company during fiscal 1997, 1998, and 1999. Regarding the factual basis of this claim, PwC was employed to audit the Company's financial statements during those fiscal years. In those fiscal years the Company's financial statements were not prepared in accordance with GAAP but instead were prepared with material violations of GAAP that also included hypothecated material levels of revenues and income. It is generally recognized within the auditing profession that a failure to detect such material violations of GAAP and material levels of hypothecated revenues and income does not satisfy the ordinary standard of care owed by auditors to their clients.

FURTHER, AFFIANT SAYETH NOT.

BARRY MONHEIT

SUBSCRIBED AND SWORN TO BEFORE ME this 7th day of November, 2001, to certify which witness my hand and seal of office.

Notary Public in and for the State of New York

Audra J. Rubin
(Print Name of Notary Here)

My Commission Expires: September 11, 2002

AUDRA J. RUBIN
Notary Public, State of New York
No. 01RU6047762
Qualified in New York County
Commission Expires September 11, 2002

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; et al.	§	IN THE STATE COURT OF
	§	
	§	
Plaintiffs,	§	
v.	§	FULTON COUNTY,
	§	
PRICEWATERHOUSECOOPERS LLP,	§	
	§	
Defendant.	§	STATE OF GEORGIA

PLAINTIFFS' RESPONSE TO PRICEWATERHOUSECOOPERS LLP'S
MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the accounting firm of PricewaterhouseCoopers LLP ("PwC") for negligent misrepresentation. The case arises out of the failure by PwC to properly audit the financial records of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen" or the "Company").

Now, over **10 months** after this action was filed, some **19 months** after PwC withdrew its previous unqualified auditors' reports on Safety-Kleen's financial statements, and well over a ***year*** after PwC was **first** sued for its negligent handling of the Safety-Kleen audits, PwC comes to this Court asserting that it must be allowed to sue Safety-Kleen and three of its officers in *this* action to "further the interests of justice." ***But PwC has never cross-claimed or filed any request for impleader as to either the Company or the individual defendants in any one of several previous actions in which PwC has already been sued based on this same set of facts!*** PwC should not be allowed to slow down and complicate this case by adding claims against the Company or the individual defendants herein. If PwC truly has claims against the Company and/or those individuals, they can be asserted elsewhere. In the alternative, should this Court forgive PwC for sitting on its rights, then Plaintiffs ask that any claims against these third party defendants by PwC be severed from the main action and abated pending resolution of Plaintiffs' case.

Argument

Because this case has been on file more than 10 days, O.C.G.A. § 9-11-14 allows for the addition of third-party defendants to this action only upon leave of Court after motion by PwC. Additionally, section 9-11-14 provides that "Any party may move to strike the third-party claim, or for its severance or separate trial." Plaintiffs request this Court deny leave for PwC to add Safety-Kleen and the three individual defendants. In the alternative, Plaintiffs request that any claims by PwC against those third-party defendants be severed from this action and tried separately.

1. **PwC's request is not a proper third-party claim under § 9-11-14.**

Despite PwC's assertion, the proposed third-party defendants are *not* joint tortfeasors as regards Plaintiffs' claims here. It is simply not the case that the actions by the proposed third-party defendants ordinarily and naturally produced the acts of PwC. *See* Defendant PricewaterhouseCoopers LLP's Memorandum of Law In Support of Motion For Leave To File Third-Party Complaint at 11 (hereinafter "PwC Memorandum") (citing *Ketchum v. Price*, 119 S.E.2d 442 (Ga. App. 1923); O.C.G.A. § 51-12-30. Thus, these parties should *not* be added as third-party defendants under § 9-11-14.

a. **Plaintiffs' claims arise solely from PwC's negligence.**

This is an action for negligent misrepresentation; the claim is that PwC was negligent when it audited the financial statements of the Company. Here, PwC's duty to Plaintiffs arises completely separately from any alleged negligence, fraud or wrongful acts by the Company or individuals involved; PwC's duty arises from the standards of its profession requiring it to *root out* and *report on* any negligent or fraudulent statements by the Company or the individual third-party defendants. Indeed, it is clear that had PwC done its work properly, then there would have been no harm caused to Plaintiffs from any alleged fraudulent or negligent statements by the Company or individual third-party defendants. **It was this very problem – the possibility of fraudulent financial reporting – that PwC's audit was supposed to *uncover*.** PwC's liability, therefore, does not stem from any allegedly wrongful acts by the third-party defendants; it arises completely separately from them!

As set forth in the Affidavit of Barry Monheit, filed in connection with this action, under the standards of the accounting profession, including Generally Accepted Auditing Standards ("GAAS"), PwC should have inquired into the justification for the entries and adjustments made by te Company and individual third-party defendants to the books of Safety-Kleen. That liability arises *not* from any joint tort of the Company and its officers *with* PwC, but *independently* and *because of* the misrepresentations of the Company and its officers. As Mr. Monheit explains:

> Had PwC done so [properly investigated the adjusting and accounting entries involved], PwC should have discovered that these classifications were not based on GAAP and were not supported by competent evidential matter. PwC should then have initiated further inquiry into the Company's accounting procedures. PwC should then have determined that these classifications were made without an adequate justification, that the Company had adopted an accounting procedure in violation of GAAP, and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

Thus, it is simply *not* the case that PwC's liability to Plaintiffs arises from a joint tort or action by the proposed third-party defendants. PwC's liability to Plaintiffs is independent of any actions by the third-party defendants, and thus they are *not* properly added to this action under § 9-11-14.

b. <u>**PwC's third-party defendants are not joint tortfeasors as to Plaintiffs' claims**</u>

A defendant and a third-party may be considered joint tortfeasors only if they either "a) tortiously acted in concert, or b) separately committed tortious acts that caused a single injury. *State Line Metals, Inc. v. Aluminum Co. of America*, 453 S.E.2d 474, 477 (Ga. App. 1995); *see Confetti Atlanta, Ltd. v. Gray*, 394 S.E.2d 632, 633 (Ga. App. 1990). PwC of course does not claim that it acted in concert with the Company and its officers–to the contrary, it claims that it was deceived by them. It can only implead them as joint tortfeasors, therefore, if it can establish that they committed *tortious* acts that produced Plaintiffs' injuries.

A third-party defendant cannot be impleaded as a joint tortfeasor unless it has committed a *tort* against the *plaintiff. See State Line*, 453 S.E.2d at 477. The Company has injured Plaintiffs, to be sure, but it has done so in the first instance by breaching its *contractual* obligations to them to repay its indebtedness and to accurately report on its financial condition. A breach of contract may also create a basis for tort liability, but only conduct that breaches a duty arising *independently* from the contract gives rise to an *independent tort* that can form a basis for impleading a third-party defendant as a joint tortfeasor. *See id.* The Company and its officers had *no duty* to pay Plaintiffs *anything* or to disclose to them *anything* about their financial circumstances independently of the agreements and covenants implementing the credit facilities at issue in this suit. Consequently, they are not joint tortfeasors with PwC that may be impleaded as third-party defendants.

The Company and its officers may well have committed torts against PwC that might require them to compensate PwC for a judgment for Plaintiffs in this suit. But any possible tort liability *to* PwC does not render the Company a joint tortfeasor *with* PwC. As a leading commentator on Georgia procedure, Hardy Gregory, has noted, a defendant "cannot assert an entirely separate claim against a third party even if it does arise out of the same general set of facts as the main claim. *There must always be an attempt to pass on to the third party all or part of the liability which has been asserted* ***against the defendant*** *by the plaintiff.*" H. Gregory, GEORGIA CIVIL PRACTICE § 3-8, at 314 (1997) (citing *Michaels v. Kessler*, 381 S.E.2d 103 (Ga. App. 1989)) (emphasis added). As Mr. Gregory makes clear, it is the claim of Plaintiffs against PwC that must be the focus of a motion under § 9-11-14:

> "The whole concept of third-party practice is wrapped up in these words: "... a person ... who is or may be liable to him for all or part of the plaintiff's claim against him." The principle seems so easy to understand as a rule and yet it is difficult to apply in many cases. If A sues B, B may bring in C as a third-party if and only if, C will or may be liable to B because of A's claim against B. Look to the claim in the action which is between the plaintiff and the defendant. That is the only claim which matters. B may have a hundred claims against C but only the claim which is secondary to A's claim is a basis for a third-party action. A direct claim of B against C which does not depend upon B's liability to A cannot be used as a third-party claim. Neither may B bring in C because it is C who is directly liable to A and not B. That may constitute a good defense for B against A's claim, but it is no ground for a third-party claim.

H. Gregory, GEORGIA CIVIL PRACTICE § 3-8, at 313 (1997).

Here, Plaintiffs have no claim against the Company or individual third-party defendants for negligent misrepresentation in the context of the accounting malpractice suit brought against PwC. None of the representations upon which Plaintiffs base their claim was made directly to Plaintiffs *by* the proposed third-party defendants; nor was any of the representations upon which this action is based made *jointly* by PwC and any of the proposed third-party defendants. Simply put, neither the Company nor the individual third-party defendants owed any Plaintiff a duty to properly audit the books of Safety-Kleen; that was solely the responsibility of PwC. Indeed, PwC admits in its own moving papers its position that it is these third-parties that should be directly liable to Plaintiffs. *See* PwC Memorandum at 8-9 (arguing that it was the "negligent, fraudulent and/or otherwise wrongful conduct" of the third-party defendants that directly caused damage to Plaintiffs and that those defendants should be directly liable to Plaintiffs, *not* PwC). Such a transferral of claims is *precisely* the type of action which does *not* qualify under § 9-11-14 as a proper third-party complaint.

Therefore, even though PwC can argue to the jury in this case – as it most assuredly will – that it was the fraudulent acts by the Company and its management that caused PwC to improperly certify Safety-Kleen's financial statements, and even if PwC wants to use the Company or its officers' lies as a proposed *defense* to liability on the malpractice claim alleged by Plaintiffs here, that *does not* mean PwC is allowed to bring them in as third-party defendants under § 9-11-14. PwC can always make its defensive arguments to the jury; but it is *not* entitled to delay or complicate this action by bringing in extraneous claims and parties – *especially* since PwC has waited so long to do it and has *not* brought these claims in any other suit in which these parties are all already involved. PwC's tactics here are transparent and meant only to cause delay and confusion of this action.

2. Even if these claims were properly brought under § 9-11-14, this Court should deny PwC's request to add them.

This Court has discretion on whether to allow PwC's dilatory addition of these third-party defendants. *Jenkins v. Chambers*, 193 S.E.2d 222 (Ga. App. 1972). Because PwC's motion is one purely aimed at delaying and unnecessarily complicating this action, this Court should exercise that discretion and deny the request.

a. There is no issue here regarding lack of prejudice to Plaintiffs, and if there were, it runs *against* PricewaterhouseCoopers.

PwC asserts that "Plaintiffs ... would suffer no prejudice by the impleader of the named third parties." PwC Memorandum at 13. That is irrelevant as well as incorrect. As the Georgia Supreme Court recognized in *Cherokee National Life Insurance Co. v. Coastal Bank*, 238 S.E.2d 866, 868

(Ga. 1977), the question of possible prejudice to the parties is not a consideration that a trial court must make any finding about when ruling on a motion to implead a third-party defendant. Moreover, even if it were, PwC is incorrect in its analysis; Plaintiffs would be prejudiced by having these parties added when this case is half over and trial less than a year away. As shown below, that prejudice is sufficient to support an independent order severing any such action and abating it pending resolution of this litigation.

b. **If suing these parties is so important, <u>why hasn't PwC done it before *now*?</u>**

PwC's assertion that if this Court denies its motion to implead these parties here, "PwC will be required to initiate a separate action to pursue its contribution and indemnity claims" is simply wrong. As noted above, this is only one of several actions that have been brought stemming from the demise of Safety-Kleen, and in most of them PwC and these proposed third-party defendants are *already* party defendants – and those actions have been on file for well over a year! PwC has had ample time and opportunity to assert any claims for contribution and/or indemnity against the Company or these individuals, but has *not* done so – until now. Why? Because those other actions are stayed since Safety-Kleen is in bankruptcy and this is the only action in which PwC is actually having to try and defend its poor performance.

Still, the fact that those other actions are stayed does *not* mean PwC has been precluded from filing its cross- or counter-claims against the Company or these individuals. Moreover, PwC has long had the opportunity to file a proof of claim against the Company in the Safety-Kleen bankruptcy. PwC could then stand in line just like every other creditor once this liability is liquidated by a jury finding.

c. **<u>PwC has waited too long to be allowed to now add partes to this case.</u>**

Georgia law expressly rejects the delaying tactic undertaking by PwC here. Section 9-11-14 places a *10 day* limit on addition of third-party defendants without leave of court – thereby showing the speed with which Georgia courts should expect a party to add third-party defendants when their possible liability comes to light. PwC waited almost a full *year* after this action was filed before bringing the instant motion; and PwC can clearly not argue it somehow just discovered its potential claims against these proposed third-party defendants.

Georgia law is also clear that the dilatory nature of PwC's request shows it should not be granted. In *Cherokee National Life Insurance Co. v. Coastal Bank*, 238 S.E.2d 866, 868 (Ga. 1977), the Georgia Supreme Court quoted with approval the Georgia Court of Appeals decision in *Jenkins v. Chambers*, and stated that "[t]he decision whether to grant or deny a motion for leave to implead a third-party defendant is one committed to the sound discretion of the trial court, and the timeliness of the motion is a factor governing the exercise of such discretion." In *Cherokee*, the Supreme Court *refused* to reverse a trial court's decision *denying* leave to implead a third-party defendant **9 months** after it had filed its answer to the original complaint. Similarly, in *Jenkins*, the Georgia Court of Appeals denied leave for the addition of a third-party defendant **8 months** after the defendant knew that it held claims against the proposed third-party and no reasonable excuse for the delay was given. 193 S.E.2d at 225. Here, as in *Jenkins*, there can be no reasonable excuse for PwC's delay since (as in *Jenkins*) it knew **well over a year ago** all of the facts upon which its proposed third-party claims are now based. *See also Holland-America Line v. United Co-operatives, Inc.*, 183 S.E.2d 620, 622 (Ga. App. 1971) (denying as untimely motion for leave to add third-party defendant filed **8 months** after the defendants' original answer). Though PwC has a lengthy recitation of facts in its motion and memorandum, there is *no* reasonable excuse or justification given for its delay in adding these proposed defendants – *especially* in light of the myriad of other actions *already on file* involving these specific actors and PwC, in *none* of which has PwC sought to raise any such claims against these defendants.

Because there is **no** justification given for PwC having waited so long to seek leave to add these parties – parties about whom the salient liability facts PwC has *long* been aware of **and** parties against whom PwC can file cross- or third-party claims against in any one of the other pending actions – this Court should deny PwC's motion for leave to add them herein.

3. Should PwC be allowed to add these parties under § 9-11-14, this Court should sever those claims from the instant action and abate them.

If this Court decides PwC should somehow be allowed to add these third-party defendants to this action, Plaintiffs should not be penalized by having to contend with the delay and confusion those claims present for the main action here. Therefore, pursuant to O.C.G.A. § 9-11-42(b), Plaintiffs request this Court sever those claims and abate them pending resolution of Plaintiffs' claims herein.

O.C.G.A. § 9-11-14 expressly notes that any party to this action can move for the severance and separate trial of any third-party claims that are filed or allowed on motion. Section 9-11-42(b) states that a trial court "in furtherance of convenience or to avoid any prejudice, may order a separate trial of any claim, cross-claim, counterclaim, or third-party claim". In addition, Georgia law recognizes this Court's power to abate this second action *especially* since there are prior actions already on file involving PwC and the proposed third-party defendant (but **not** Plaintiffs). *See* O.C.G.A. § 9-2-44(a); *Huff v. Valentine*, 457 S.E.2d 249 (Ga. App. 1995).

The discretion to sever and abate should be exercised here. As noted, PwC can suffer no prejudice from any such order. PwC can still bring these claims against these defendants in any one of the myriad of other actions in which they are all currently involved, **or** PwC can separately prosecute its claims in either this or some *new* action once its liability to Plaintiffs has been determined and the amount liquidated. *See Evans v. Lukas*, 230 S.E.2d 136 (Ga. 1976) (noting that right to contribution does not accrue until *after* judgment or disposition through compromise and settlement). There is no reason why these third-party defendants' alleged liability to PwC should be determined in the same proceeding as Plaintiffs' claims against PwC.

However, there is *every* reason *not* to complicate and confuse the current auditor negligence action against PwC with PwC's fraud claims against these proposed third parties. As outlined above, PwC's liability to Plaintiffs is completely independent of any alleged false or fraudulent representations by the proposed third-party defendants to PwC; PwC held an independent duty to properly structure and perform its audit of Safety-Kleen's financial statements to find just such misrepresentations. Even the factual recital by PwC demonstrates that the facts and issues surrounding its claims against the proposed third-party defendants are entirely separate and distinct from those alleged by plaintiffs against PwC. Moreover, should PwC somehow escape liability for its negligence here, there would be no need to resolve the proposed third-party claims at all, especially since they are not dependent on or legally related to the claims brought by Plaintiffs.

Finally, the prejudice that could be caused to Plaintiffs outweighs any right PwC can muster to adding these parties here. As the attached letter from counsel for Safety-Kleen to counsel for PwC in this matter shows, these parties are looking at a dispute in the Safety-Kleen bankruptcy court over the propriety of PwC's addition of the Company herein in light of the federal Bankruptcy Code's automatic stay. Without taking a position on the propriety *per se* of adding an entity in bankruptcy to this state court action, Plaintiffs can easily envision the motions to abate this proceeding from either Safety-Kleen **or** PwC if the impleader here is granted. Given that there is no prejudice to PwC's pursuit of its alleged contribution and/or indemnification claims against the proposed third-party defendants once this action is concluded, there is no reason to put the prompt resolution of Plaintiffs' claims in jeopardy based on PwC's request as presented.

Conclusion

Plaintiffs request that this Court deny PwC's motion to file its proposed third-party actions against Safety-Kleen and/or the individual defendants herein. PwC's alleged claims against the Company and/or these individuals can be asserted elsewhere and at a later date. In the alternative, should this Court allow the proposed impleader, then Plaintiffs ask any claims against these third party defendants by PwC be severed from Plaintiffs' action and abated pending resolution of Plaintiffs' case.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: ______________________

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 16th day of November, 2001, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

Robert M. Cary
WILLIAMS & CONNOLLY, LLP
725 Twelfth Street, NW
Washington, DC 20005

E L Vincent
E. Lawrence Vincent

LAW OFFICES
WILLIAMS & CONNOLLY LLP
725 TWELFTH STREET, N.W.
WASHINGTON, D. C. 20005-5901
(202) 434-5000
FAX (202) 434-5029

ROBERT M. CARY
(202) 434-5175
rcary@wc.com

EDWARD BENNETT WILLIAMS (1920-1988)
PAUL R. CONNOLLY (1922-1978)

November 9, 2001

VIA FACSIMILE
M. Byron Wilder, Esquire
Gibson, Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 7520-6911

Re: Toronto Dominion (Texas) Inc. et. al. v. PricewaterhouseCoopers, LLP (Fulton County, GA)

Dear Mr. Wilder:

We have been forwarded a copy of your October 18, 2001 letter to Gregg M. Galardi announcing that PricewaterhouseCoopers (PwC) would seek to implead Safety-Kleen in the *Toronto Dominion v. PwC* case in Georgia. (Although this firm was apparently copied on your letter via U.S. mail, we never received the letter from you, probably due to the disruptions the U.S. Postal Service is experiencing in Washington and elsewhere.)

Please be advised that Safety-Kleen would view any attempt to serve a complaint on Safety-Kleen without first obtaining relief from the bankruptcy court as a violation of the automatic stay. If PwC takes this route, Safety-Kleen will take actions to preserve its rights, which may include seeking sanctions for violating the automatic stay.

Please direct future inquiries to this firm or to Jeffrey C. Wisler of the firm of Connolly Bove Lodge & Hutz LLP in Wilmington, Delaware.

Sincerely yours,

Robert M. Cary

Robert M. Cary

cc: Jeffrey C. Wisler, Esquire

THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION NO. 00 VS 012679 F

REPLY BRIEF OF PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

On October 23, 2001, PricewaterhouseCoopers LLP ("PwC") filed its motion for leave to file a Third-Party Complaint against Safety-Kleen Corporation and several individual defendants who are former Safety-Kleen executives (collectively, "Safety-Kleen"). PwC determined that it was appropriate to seek leave to file the proposed Third-Party Complaint based upon its review and analysis of Safety-Kleen's restated financial statements filed with the Securities and Exchange Commission on July 9, 2001, and of thousands of pages of documents produced by Safety-Kleen and its current auditors, Arthur Andersen LLP ("Andersen") on or after September 14, 2001, in response to subpoenas issued in this case.

On or about November 8, 2001, Plaintiffs purported to file their Second Amended Complaint, adding approximately 35 new plaintiffs apparently with outstanding loan balances due from Safety-Kleen of more than $200,000,000, which these new Plaintiffs presumably seek to recover from PwC. PwC has conditionally consented to Plaintiffs' filing of the Second

Amended Complaint.[1] Assuming that the parties reach final agreement and the Court permits the filing of the Second Amended Complaint, PwC believes it will then be entitled to file the Third-Party Complaint as a matter of right since it will not have filed an "original answer" to the complaint of the newly added plaintiffs. *See* O.C.G.A. 9-11-14 (defendant may implead any third party without leave of court within ten days of filing "original answer").

Notwithstanding this procedural posture and the obvious efficiencies of including Safety-Kleen as a party in these proceedings, Plaintiffs oppose the filing of the Third-Party Complaint on two grounds: (1) Safety-Kleen and the individuals are purportedly not proper third-party defendants; and (2) PwC's request for leave is purportedly untimely. Each of these arguments lacks merit, and leave to file the Third-Party Complaint should be granted (to the extent leave is required at all).

A. Safety-Kleen and the Individuals Are Proper Third-Party Defendants.

Although somewhat convoluted, Plaintiffs' primary argument seems to be that in order for Safety-Kleen to be a proper third-party defendant it must be alleged to be a "joint tortfeasor"; that is, it must be alleged that Safety-Kleen and PwC separately committed tortious acts that caused a single injury. Plaintiffs' Response at 4. Plaintiffs later explain, perhaps inconsistently:

> ... If A sues B, B may bring in C as a third-party if and only if, C will or may be liable to B because of A's claim against B. Look to the claim in the action which is between the plaintiff and the defendant. That is the only claim that matters. B may have hundreds of claims against C but only a claim which is secondary to A's claim is the basis for a third-party action. A direct claim that does not depend upon B's liability to A cannot be used as a third-party claim.

---

[1] PwC's consent was conditioned on the parties agreement to a new scheduling order and the resolution of certain potential conflicts of interest presented by the new plaintiffs.

Plaintiffs' Response at 5, quoting H. Gregory, *Georgia Civil Practice* Section 3-8, at 313 (1997).

Using either test, it is beyond question that Safety-Kleen is a proper third-party defendant in this case. PwC alleges two separate theories of liability against Safety-Kleen. First, as Plaintiffs seem to acknowledge, PwC alleges that to the extent it is liable to Plaintiffs it is only because of tortious acts committed against PwC by Safety-Kleen; *e.g.*, Safety-Kleen's providing PwC with false and misleading information or failing to disclose information to PwC during the course of its audit work. Plaintiffs' Response at 4; *also see, e.g.*, Proposed Third-Party Complaint, ¶¶ 45, 47.[2] PwC also alleges that Plaintiffs' damages were caused directly by the tortious acts of Safety-Kleen; *e.g.*, false representations by Safety-Kleen on which the Plaintiffs relied in extending credit to, and in maintaining credit for, Safety-Kleen. *See, e.g.*, Proposed Third-Party Complaint, ¶¶ 4, 22, 23, 29, 30, 36, 37, 45, 47. Thus, both of the situations described by Plaintiffs as being appropriate circumstances for a third-party complaint are directly alleged by PwC here. Indeed, PwC's action against Safety-Kleen is one for contribution and indemnity, a classic example of an appropriate circumstance for a third-party complaint.

Notwithstanding these clear allegations in the proposed Third-Party Complaint, Plaintiffs contend that PwC and Safety-Kleen cannot be "joint tortfeasors" because Plaintiffs' cause of action against Safety-Kleen in the first instance sounds in contract, not in tort. Specifically, Plaintiffs contend: "The Company has injured Plaintiffs, to be sure, but it has done so in the first instance by breaching its *contractual* obligations to them to repay its indebtedness and to accurately report its financial condition." Plaintiffs' Response at 4 (emphasis in the original).

Yet, at the same time Plaintiffs' theory of liability against PwC is apparently that PwC allegedly had a duty to "*root out* and *report on* any negligent or fraudulent statements by the Company or the individual third-party defendants." Plaintiffs' Response at 3. In fact, in its own Complaint Plaintiffs allege that they were defrauded by Safety-Kleen. *See, e.g.*, Proposed Second Amended Complaint, ¶ 3 ("In March 2000, it was first disclosed to plaintiffs and the public that Safety-Kleen's financial statements were materially false and that plaintiffs had been defrauded"). Although Plaintiffs undoubtedly have contract claims against Safety-Kleen, causes of action for negligent misrepresentation and/or fraud would be available based upon the conduct alleged in both Plaintiffs' Complaint and the proposed Third-Party Complaint. Thus, Plaintiffs' argument that Safety-Kleen is not properly alleged to be a "joint tortfeasor" is not supportable.

B. PwC's Request for Leave was Timely Filed.

As stated previously, assuming the Court permits the filing of the Second Amended Complaint in this matter, PwC believes that it will be entitled to file its proposed Third-Party Complaint as a matter of right because of the addition of new plaintiffs. However, its request for leave has been timely made in any event.

This case was originally filed on December 13, 2000, with 14 Plaintiffs. Because of a pending case before the Supreme Court of Georgia on the doctrine of *forum non conveniens* that could have potentially impacted this case, the parties agreed, with the Court's approval, to stay

[Footnote continued from previous page]

[2] Plaintiffs themselves point out: "The Company and its officers may well have committed torts against PwC that might require them to compensate PwC for a judgment for Plaintiffs in this suit." Plaintiffs' Response at 4.

deposition discovery until after July 2001. In the meantime, on May 25, 2001, Plaintiffs amended the Complaint to add approximately 46 new plaintiffs.

Although PwC has obviously been aware of allegations of alleged financial accounting impropriety at Safety-Kleen for some time, it had no evidence to support a third-party claim against Safety-Kleen until shortly before it filed its request for leave to file that claim. After the allegations of financial reporting improprieties first surfaced, Safety-Kleen retained Andersen to assist in an internal investigation and to audit the company's financial statements for the years 1997 through 1999. The company issued restated financial statements in July 2001.

PwC served document subpoenas on Safety-Kleen and Andersen, Safety-Kleen's current auditors, in July, 2001. However, PwC did not receive documents from Andersen until October 24, 2001, and from Safety-Kleen until September 14, 2001.

PwC is still in the process of reviewing and analyzing these documents, but sought leave to file the Third-Party Complaint as soon as it had sufficient evidence to do so. Plaintiffs, by contrast, have apparently had access to Safety-Kleen's documents (and perhaps access to Andersen) for some time.

Further, there have been no significant procedural or substantive events in the case. Indeed, only three depositions have been taken to date.

To support their argument that leave should be denied, Plaintiffs rely on cases in which the defendant failed to present any reason whatsoever for not seeking to implead the third party earlier, *Cherokee Nat'l Life Ins. Co. v. Coastal Bank of Ga.*, 239 Ga. 800, 802, 238 S.E.2d 866, 868 (1977) (impleader petition submitted nine months after answer with "no explanation for the insurance company's lengthy delay"), or in which substantive proceedings (*e.g.*, summary judgment hearing) had already taken place. *Holland-America Line v. United Co-operatives, Inc.*,

124 Ga. App. 375, 183 S.E.2d 620 (1971) (denying motion for impleader after summary judgment fixing liability between the original parties). Likewise, in *Jenkins v. Chambers*, 127 Ga. App. 200, 193 S.E.2d 222 (1972), the defendant tried to implead a second third-party after impleading a first third-party on the same claim some eight months earlier. Here, none of those situations is present. PwC sought leave to file a third party action against Safety-Kleen as soon as it had a reasonable basis for making the claim. Moreover, this case, though filed in December 2000, is in its infancy. *See also State Line Metals, Inc. v. Aluminum Co. of Am.*, 216 Ga. App. 14, 453 S.E.2d 474 (1994) (affirming approval of impleader granted nine months after filing of the complaint).

Further, Safety-Kleen should be a party to this case so the relative fault between PwC, if any, and Safety-Kleen can be decided by the jury. In fact, based upon what PwC now knows it is clear that PwC would be severely prejudiced if the jury were denied the opportunity to properly apportion fault. Moreover, adding Safety-Kleen will not significantly complicate this case, since the same discovery and evidence will be required whether Safety-Kleen is a party or not.

C. The Third-Party Complaint Should Not Be Severed for Trial or Discovery.

Finally, for the same reasons stated above, PwC would be severely prejudiced if the third-party complaint against Safety-Kleen was severed from the main action, as Plaintiffs request. Notwithstanding Plaintiffs' claims to the contrary, PwC's liability, if any, to Plaintiffs is completely dependent upon the alleged false or fraudulent representations by Safety-Kleen to both PwC and Plaintiffs. Indeed, as Plaintiffs themselves suggest, one of the central issues in this case will be whether PwC conducted its audit work in accordance with Generally Accepted

Auditing Standards and, if so, whether under those standards an auditor should have discovered Safety-Kleen's negligent or fraudulent activity.

Further, as noted above, assuming arguendo that PwC is found liable to Plaintiffs, PwC is entitled to a finding from the jury apportioning fault as between PwC and Safety-Kleen. PwC should not be exposed to the potential burden of bearing full responsibility for Plaintiffs' losses when its degree of fault may be either zero or minimal when compared to Safety-Kleen. Under Plaintiffs' suggested procedure for moving forward, PwC could be saddled with a judgment for the full amount of Plaintiffs' financial losses even though, for example, it bears only one percent or less of the responsibly for those losses. PwC's only remedy would be to pursue a later claim against Safety-Kleen which should rightfully be resolved at the same time in this proceeding. In short, such a severance would be highly prejudicial to PwC, would be a waste of judicial resources, and would not result in any efficiencies in this case.

CONCLUSION

Safety-Kleen and the individual defendants are proper third-party defendants in this case and there is no just reason why PwC should not be permitted to file its Third-Party Complaint at this time. Indeed, as shown above, PwC will be entitled as a matter of right to file its Third-Party Complaint assuming that additional plaintiffs are permitted to join this action. In addition, it would be wholly unjust to sever the Third-Party Complaint from the rest of this matter since the issues and evidence are identical, and since PwC would be severely prejudiced if the jury was not permitted to properly apportion liability, if any, as between PwC and Safety-Kleen. For these reasons, and for all the reasons set forth above, PwC respectfully requests that it be permitted to file its proposed Third-Party Complaint.

Respectfully submitted this 27th day of November, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith, III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 27th day of November, 2001 served upon all parties of record the within and foregoing **REPLY BRIEF OF PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JP Smith

Jack P. Smith III

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; et al.	§	IN THE STATE COURT OF
	§	
	§	
Plaintiffs,	§	
v.	§	FULTON COUNTY,
	§	
PRICEWATERHOUSECOOPERS LLP,	§	
	§	
Defendant.	§	STATE OF GEORGIA

PLAINTIFFS' SUR-REPLY TO PRICEWATERHOUSECOOPERS LLP'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Plaintiffs request leave to file this short Sur-reply responding to several arguments first raised by PricewaterhouseCoopers, LLP ("PwC") in its Reply Brief in Support of Motion for Leave to File Third-Party Complaint.

Knowing that Georgia Courts look with disfavor on attempts to bring in third parties months after litigation has gotten underway, and knowing that its justifications for filing such a late motion are far from compelling, PwC argues that it has an absolute right to amend under O.C.G.A.. 9-11-14. Under that section, a defendant can add a third party without leave of the court during a ten day window after filing its "original answer." PwC, of course, first answered the complaint in this case on February 13, 2001, more than eight months before it proposed adding these new claims and new parties.

Nevertheless, PwC argues that the Court must approve this amendment on the theory that the plaintiffs' filing of their second amended complaint allows PwC to file a new "original answer." Not surprisingly, PwC cites no authority whatsoever to support this reading of the statute. And, in fact, Georgia cases clearly designate answers filed in response to amended complaints "amended answers" in contrast to the "original answer." See, e.g., Haire v. Cook, 237 Ga. 639, 642, 229 S.E.2d 436, 439 (1976); F.N. Roberts Corp. v. Southern Bell Telephone & Telegraph Co., 132 Ga. App. 800, 803-04, 209 S.E.2d 138, 141 (1974).

Moreover, PwC's excuse for its tardy filing, offered for the first time in its reply brief, is thin indeed. It claims that it needed information from Arthur Anderson's forensic audit of Safety Kleen before it could bring a claim against the company. This is absurd on its face. PwC withdrew its certifications of the Safety Kleen financial statements ***sixteen months*** earlier, when it was first notified that management's representations were unreliable. The very premise of this lawsuit is that PwC failed to disclose deceptive accounting by Safety Kleen's management. In this context, PwC can hardly suggest that it had no basis for bringing a cross claim against the company and its officers. PwC's excuse also fails to address the ***three month*** gap between the issuance of Safety Kleen's amended financial statements and the filing of this motion. If PwC was truly waiting for the results of the forensic audit, why did it not file its motion to amend in July or early August when those results were first available?

The addition of several new plaintiffs in the second amended complaint provides no justification for PwC's insistence on a right to add its claims against third parties. Quite the opposite. The new plaintiffs are nothing more than additional lenders who participated in the same transactions that gave rise to the claims in the original complaint. Their claims will stand or fall on the same theories and the same facts as the original plaintiffs. If anything, the amended complaint simplifies matters for PwC, since it will avoid separate suits by identically situated plaintiffs. By contrast, PwC proposes bringing in several third-party defendants, whose liability to PwC raises a host of new legal and factual issues. Its proposed amendment is not necessary, would unreasonably slow the progress of this litigation which is now more than halfway to trial, and certainly is not available to PwC as a matter of right.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: E. Lawrence Vincent (by m.c. with permission)

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 5th day of December, 2001, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

Robert M. Cary
WILLIAMS & CONNOLLY, LLP
725 Twelfth Street, NW
Washington, DC 20005

E. Lawrence Vincent (by m.e. w/ permission)
E. Lawrence Vincent

06 Day of Decemb 01

Deputy Clerk, State Court
County, Georgia

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	:	CIVIL ACTION FILE NO.: 00-VS-012679-F

ORDER ON DEFENDANT'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Defendant PriceWaterhouseCoopers LLP ("PwC") moves the Court for leave to file a Third-Party Complaint in this action for negligent misrepresentation pursuant to O.C.G.A. § 9-11-14(a). Plaintiffs oppose the motion, contending that the proposed claims would complicate this action and could be asserted elsewhere. In the alternative, if Defendant's motion is granted, Plaintiffs request that the proposed claims be severed from the main action and abated pending resolution of Plaintiffs' case.

Defendant seeks to file claims against Proposed Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo") and Paul B. Humphreys ("Humphreys")(collectively "Individual Third Parties"). Defendant states that Winger, Bragagnolo and Humphreys are former senior officers of Safety-Kleen Corporation and its predecessor entity, Laidlaw Environmental Services, Inc. ("LESI")(collectively referred to as "Safety-Kleen"). Plaintiff loaned approximately $1 billion to Safety-Kleen.

Plaintiffs state that this action arises out of the failure by PwC to property audit the financial records and failed to disclose deceptive accounting practices of Safety-Kleen

Corporation and its subsidiaries, including Safety-Kleen Services, Inc. Plaintiffs allege that PwC should be liable for injuries that Plaintiffs sustained when Safety-Kleen defaulted on its payment obligations under written loan agreements.

Defendant states that the Individual Third Parties were placed on administrative leave and later resigned when accounting irregularities in Safety-Kleen's financial reporting came to light. Defendants claim to have learned during discovery that Plaintiffs relied primarily or exclusively on representations by the proposed Third-Party Defendants in extending loans and making other credit decisions and not on PwC; that the proposed Third-Party Defendants engaged in negligent, fraudulent and/or other wrongful acts to induce such reliance by Plaintiffs; and that to the extent any statements made by PwC contained misrepresentations, they were made as a consequence of negligent, fraudulent and/or other wrongful acts of the proposed Third-Party Defendants. Defendant argues that if it is found liable to Plaintiffs for their claims of negligent misrepresentation based on audits of Safety-Kleen's financial statements, the proposed Third-Party Defendants would be joint tortfeasors liable to PwC pursuant to O.C.G.A. § 9-11-14.

Defendant also asserts that the proposed Third-Party Defendants' negligence, fraud and/or other wrongful conduct caused any injuries that Plaintiffs allegedly incurred as a result of Safety-Kleen's payment default to the extent that those injuries were not caused by Plaintiffs' own negligence. Moreover, Defendant claims that all pertinent issues arise out of the same nucleus of operative fact and that the interests of justice and economy would be furthered by avoiding a multiplicity of actions and inconsistent results. PwC contends that it did not become aware of the extent of the proposed Third-Party Defendants' wrongdoing and Plaintiffs' reliance on their actions until after discovery began. PwC asserts that Plaintiffs would not be prejudiced because discovery would have to be directed to each of the proposed Third-Party Defendants and other Safety-Kleen employees in any event and Plaintiffs' addition of 46 new Plaintiffs and indication that more will be named will result in delay and enlargement of the proceedings as well.

Plaintiffs note that the motion was made ten months after the action was filed and nineteen months after PwC withdrew its previous unqualified auditors' reports on Safety-Kleen's financial statements. Plaintiff states that PwC has never cross-claimed or filed any request for impleader as to any of the proposed Third-Party Defendants in any of one of several previous actions in which PwC has already been sued on the same set of facts.

Furthermore, Plaintiffs argue that impleader is not appropriate because the proposed Third-Party Defendants are not joint tortfeasors with PwC. Plaintiffs state that they have no claims against the proposed Third-Party Defendants for negligent misrepresentation in this accounting malpractice suit against PwC. Plaintiffs contend that none of the representations upon which they base their claim was made directly to them by these parties, nor were any of them made jointly by PwC and any of these parties. Plaintiffs contend that Defendant's liability does not stem from any allegedly wrongful acts by the proposed Third-Party Defendants but arises completely separately since PwC's allegedly negligent audit failed to uncover the possibility of fraudulent financial reporting.

O.C.G.A. § 9-11-14 (a) provides: "At any time after commencement of the action a defendant, as a third-party plaintiff, may cause a summons and complaint to be served upon a person not a party to the action who is or may be liable to him for all or part of the plaintiff's claim against him." If the motion is made more than ten days after serving the original answer, the defendant "must obtain leave on motion upon notice to all parties to the action." Id.

Courts should liberally construe the impleader provisions to avoid multiplicity of actions, save time and cost of reduplication of evidence and ensure consistent results from similar evidence and common issues. Where the transaction or occurrence gives rise to a single group or aggregate of operative facts, a third-party action should be allowed to implead a non-party even though there exists a difference in the legal nature of the claim by the plaintiff against the defendant as compared to the defendant's claim against the third-party defendant. Insurance Co. of N. America v. Atlas Supply Co., 121 Ga. App. 1,4 (1970).

The liberal interpretation of the impleader provisions flows from O.C.G.A. § 9-11-1 which directs that the Civil Practice Act be construed so as to secure the "just, speedy and inexpensive determination of every action." McMichael v. Ga. Power Co., 133 Ga. App. 593, 594-595 (1974). The third-party action must assert a claim based upon a secondary liability of the third-party defendant to the third-party plaintiff if the defendant is found liable on the main action. Dorsey Heating Co. v. C.C. Pickson, Inc., 153 Ga. App. 599, 601 (1980).

PwC seeks contribution and indemnity from the proposed Third-Party Defendants on the grounds that they are alleged to be joint tortfeasors with respect to Plaintiffs' claims. PwC contends that the proposed Third-Party Defendants caused the acts and omissions for which PwC is now blamed in the main action and that Plaintiffs relied directly on these parties' misrepresentations to their detriment.

Based on a review of the record and relevant authority, the Court finds that judicial economy would be promoted by the addition of the proposed Third-Party Defendants and the trial of all issues simultaneously. The evidence is voluminous, and common questions of fact and law have been asserted. Defendant alleges that its liability to Plaintiffs, if any, is based on the tortious acts committed against PwC by Safety-Kleen. Plaintiffs have not established that they would suffer prejudice by the impleader since the case has been enlarged by the addition of numerous Plaintiffs. Accordingly, Defendant's Motion for Leave to File Third-Party Complaint is **GRANTED**, and Plaintiffs' request that the impleader action be tried after the conclusion of the main action is **DENIED**.

SO ORDERED this 14th day of January, 2002.

Susan B. Forsling

Susan B. Forsling, Judge
State Court of Fulton County

copies to:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

14 January 02

M. Byron Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Tony L. Axam, Esq.
Axam, Adams & Secret

1280 West Peachtree street, Suite 310
Atlanta, Georgia 30309

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

Robert M. Cary, Esq.
Williams & Connolly, LLP
725 Twelfth Street, NW
Washington, DC 20005

GEORGIA)
)
FULTON COUNTY)

THIRD-PARTY COMPLAINT
STATE COURT OF FULTON COUNTY
(CIVIL DIVISION)

SECOND ORIGINAL

Filed in office, this ____________

____
Clerk

TORONTO DOMINION (TEXAS), INC. et al.,

(Plaintiff's name and address)

VS.

PRICEWATERHOUSECOOPERS LLP

(Defendant's name and address)

VS.

Michael J. Bragagnolo

47833 Hastings Road, Canton, MI 48188

(Third-Party Name and address)

CASE NO. CIVIL ACTION No. 00 VS 012679 F

FILED IN OFFICE

JAN 23 ...

DEPUTY CLERK STATE COURT
FULTON COUNTY, GA

(Third Party Attorney, Name, Address)
& Telephone No.)

SUMMONS

To the above-named Third-Party Defendant:

You are hereby summoned and required to file with the clerk of said court and serve upon E. Lawrence Vincent, Esq., Susman Godfrey LLP, plaintiff's attorney whose address is 901 Main Street, 410 Bank of America Plaza, Dallas, TX 75202 and upon Michael P. Kenny, Esq., Alston & Bird LLP, who is attorney for defendant, and third-party plaintiff, and whose address is 1201 W. Peachtree Street, Atlanta, GA 30309 ____________ an answer to the third-party complaint which is herewith served upon you within 30 days after the service of this summons upon you exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the third-party complaint. There is also served upon you herewith a copy of the complaint of the plaintiff which you may but are not required to answer.

This the 23 day of Jan 19 2000.

____
Deputy Clerk

To Defendant upon whom this petition is served:

This copy of complaint and Summons was served upon you ____________, 19____.

____________ Deputy Marshal

14-128-1185

(Staple to front of Third-Party complaint)

STATE OF GEORGIA
IN THE STATE COURT FOR THE COUNTY OF FULTON

TORONTO DOMINION (TEXAS), INC. et al.,

Plaintiff,

Case No. 00-VS 012679 F

v.

PRICEWATERHOUSECOOPERS, LLP

v.

MICHAEL J. BRAGAGNOLO,

Defendant.

______________________________/

PROOF OF SERVICE

STATE OF MICHIGAN)
)ss
COUNTY OF OAKLAND)

CHRISTOPHER SMITH of C D Services Inc., being duly sworn, deposes and says that on the 4th day of February, 2002 at 19:13, he did personally serve a copy of Third Party Complaint and Summons with exhibits on the person stated, at the address stated below:

MICHAEL J. BRAGAGNOLO
47833 Hastings Road
Canton MI

Further deponent sayeth not.

Christopher Smith, Process Server
C D Services Inc.
24031 Research Drive
Farmington Hills, MI 48335
248-476-1700

Subscribed and Sworn to before me
this 05 day of February, 2002.

Carole A. Chaban Notary Public,
Oakland County, State of Michigan
My commission expires: 3/11/04

PAID
JAN 23 2002
...COURT
...TY

R E C E I P T

Page: 1

ACS Banner for Fulton County

Receipt Number: TCJT356771
Date: 23-JAN-2002
Cashier: CHARLOTTE_HUMPHRIES

Payor: MICHAEL P KENNY
Address: ONE ATLANTIC CENTER
1201 W PEACHTREE ST
ATLANTA, GA 30309

Violation/Docket	Description	Amount
THIRD PARTY COMPLAINT	STATE COURT COST	32.00
	00VS012679	-32.00
	Total Fees:	32.00
	Total Payment:	32.00

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST;	CIVIL ACTION NO. 00 VS 012679 F

FILED IN OFFICE
JAN 23 [illegible]
DEPUTY CLERK STATE COURT [illegible]

OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE CO.; CYPRESS TREE INVESTMENT PARTNERS I, LTD.; CYPRESS TREE INVESTMENT PARTNERS II, LTD.; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; CAISSEE DE DEPOT ET PLACEMENT du QUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH; ARK-CLO 2000-1, LTD.; BAYERISCHE HYPO-UND VEREINSBANK AG, NEW YORK; CITIBANK, N.A.; CITY NATIONAL BANK; KZH CRESCENT-2 LLC; KZH CRESCENT-3 LLC; KZH CYPRESS TREE-1 LLC; KZH ING-1 LLC; KZH ING-2 LLC; KZH LANGDALE LLC; KZH RIVERSIDE LLC; KZH SHOSHONE LLC; OCTAGON INVESTMENT PARTNERS II, LLC; OCTAGON INVESTMENT PARTNERS III, LLC; TEXTRON FINANCIAL CORP.; MITSUBISHI TRUST & BANKING CORP.; AG CAPITAL FUNDING PARTNERS, LP; APPALOOSA INVESTMENT LP I; BANKERS TRUST CO.; BAUPOST GROUP SECURITIES, LLC; BEAR STEARNS & CO., INC.; CAPTIVA 2 FINANCE; CHASE MANHATTAN BANK; CONTINENTAL ASSURANCE CO.; CREDIT LYONNAIS CAYMAN ISLAND BRANCH; CRESCENT/MACH I PARTNERS LP; FRANKLIN MUTUAL

ADVISORS, LLC; GSC RECOVERY II LP; GSCP RECOVERY, INC.; KENSINGTON INTERNATIONAL, LTD.; PALOMINO FUND LTD.; SILVER OAK CAPITAL, LLC; SEQUILS I, LTD.; INDOSUEZ CAPITAL FUNDING IIA, LTD.; INDOSUEZ CAPITAL FUNDING III, LTD.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,

Third-Party Defendants.

THIRD-PARTY COMPLAINT

NATURE OF THIS ACTION

1. This is an action for contribution and indemnity brought by Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC"), in its own behalf and as successor in interest to Coopers & Lybrand L.L.P., against Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys"), and Michael J. Bragagnolo ("Bragagnolo"), the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-Kleen Corporation and its predecessor in interest Laidlaw Environmental Services, Inc. Safety-Kleen Corporation, together with its predecessor in interest Laidlaw Environmental Services, Inc., is referred to herein as "Safety-Kleen". Winger, Humphreys and Bragagnolo, collectively, are referred to herein as the "Individual Defendants," and together with Safety-Kleen are referred to herein as the "Third-Party Defendants."

2. PwC audited Safety-Kleen's financial statements of August 31, 1997 (the "1997 Financial Statements"), as of August 31, 1998 (the "1998 Financial Statements") and as of August 31, 1999 (the "1999 Financial Statements"). The 1997 Financial Statements, 1998 Financial Statements, and 1999 Financial Statements are collectively referred to herein as the "Financial Statements." The auditor's reports issued by PwC stated that its audits of the Financial Statements (the "Safety-Kleen Audits") were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"), and that, in PwC's opinion, the Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as of August 31, 1999, 1998, and 1997.

3. The Plaintiffs in this case are various banks and other financial institutions that extended loans and other forms of credit to Safety-Kleen. The Plaintiff Lenders have filed a Complaint and a First Amended Complaint asserting a single count of negligent misrepresentation against PwC, through which they seek to recover from PwC losses they have allegedly incurred as a result of Safety-Kleen's default on those loans and extensions of credit and Safety-Kleen's subsequent bankruptcy. Plaintiffs contend that they loaned funds to Safety-Kleen and made other credit decisions in reliance on PwC's auditor's reports on the Financial Statements and certain negative assurance letters relating to those loans. Plaintiffs further contend that the Financial Statements contain material misrepresentations concerning the financial condition of Safety-Kleen, and that Plaintiffs would not have made the loans and/or would have made other credit decisions had they known the true facts. Copies of the Plaintiffs' Complaint and First Amended Complaint against PwC are attached hereto as Exhibit A. All other pleadings filed of record in this action prior to the filing of this Third-Party Complaint are attached hereto as Exhibit B.

4. The Third-Party Defendants were responsible for the preparation of the Financial Statements. The Third-Party Defendants were also responsible for providing PwC with complete access to all relevant Safety-Kleen books and records, as well as truthful, accurate and complete information required by PwC in the course of its audits of the Financial Statements. Equally importantly, the Third-Party Defendants made direct representations to the Plaintiffs concerning the current and prospective financial condition of Safety-Kleen, Safety-Kleen's plans with respect to acquisitions for which loans and other extensions of credit ultimately were used, and other matters on which the Plaintiffs relied in making their credit decisions. It is now clear that Plaintiffs, or some of them, relied primarily or exclusively on representations by Safety-Kleen and its management, including the Individual Defendants, in making their loan or other credit decisions, including representations concerning Safety-Kleen's then-current and prospective financial condition.

5. PwC specifically denies that it is liable to the Plaintiffs as alleged in the First Amended Complaint. Further, PwC alleges that the Third-Party Defendants and others as yet unnamed are wholly or partially responsible for Plaintiffs' alleged damages, and should be held responsible to Plaintiffs based upon their proportionate share of fault and to PwC for any portion of Plaintiffs' damages for which PwC is held liable.

PARTIES

6. PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of Delaware, is resident in and conducts business in the State of Georgia. One or more of PwC's partners are residents of the State of Georgia.

7. Safety-Kleen Corporation, a Delaware corporation whose principal place of business is at 1301 Gervais Street, Columbia, South Carolina 29201, conducts business in the

State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Safety-Kleen Corporation at its principal place of business, 1301 Gervais Street, Columbia, South Carolina 29201.

8. Kenneth W. Winger, whose place of residence is 71 Reynolds, Oakville, Ontario, Canada L6J 3K1, served as Safety-Kleen's Chief Executive Officer and President between May 15, 1997 and May 12, 2000, and served as a director of Safety-Kleen between May 15, 1997 and June 9, 2000. Winger was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CEO and President, Winger conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Winger at his place of residence, 71 Reynolds, Oakville, Ontario, Canada L6J 3K1.

9. Paul R. Humphreys, whose place of residence is 292 Douglas Ridge Green SE, Calgary, Alberta, T2Z3A7, Canada, served as Safety-Kleen's Chief Financial Officer and Senior Vice President, Finance, between May 15, 1997 and May 12, 2000. Humphreys was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CFO, Humphreys conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Humphreys at his place of residence, 292 Douglas Ridge Green SE, Calgary, Alberta, T2Z3A7, Canada.

10. Michael J. Bragagnolo, whose place of residence is 47833 Hastings Road, Canton, Michigan 48188, served as Safety-Kleen's Chief Operating Officer and Executive Vice President between May 15, 1997 and May 12, 2000. Bragagnolo was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's

COO, Bragagnolo conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Bragagnolo at his place of residence, 47833 Hastings Road, Canton, Michigan 48188.

11. Each of the Individual Defendants was an employee and agent of Safety-Kleen at the time of each of the acts and omissions alleged herein, and was acting in the course and scope of that employment and agency and for and to Safety-Kleen's benefit.

JURISDICTION AND VENUE

12. This Court has jurisdiction over each of the Third-Party Defendants in that they individually and collectively performed one or more tortious acts in the State of Georgia, and having an impact on Georgia-residents PwC, numerous PwC partners, and one or more Plaintiffs, that give rise to the claims at issue in this Third-Party Complaint.

13. Venue is proper in this Court under O.C.G.A. § 9-10-34.

FACTS

PwC's Audit of the 1997 Financial Statements

14. On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI") pursuant to a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Coincident with the closing of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc. ("LESI"). As set out below, LESI changed its name to Safety-Kleen Corp. in 1998 following its May 1998 acquisition of the Wisconsin corporation by that name ("Old Safety-Kleen").

15. Concurrent with the closing of the Rollins Acquisition, Winger became the President and Chief Executive Officer of Safety-Kleen, Humphreys became its Senior Vice President, Finance and Chief Financial Officer, and Bragagnolo became its Executive Vice President and Chief Operating Officer.

16. Because of their positions with Safety-Kleen, the Individual Defendants each had access to material, non-public information regarding Safety-Kleen 's business, finances, products, markets, and present and future business prospects.

17. After the Rollins Acquisition, PwC audited Safety-Kleen's 1997 Financial Statements. Following its audit, PwC issued its Report of Independent Accountants, dated October 7, 1997 (the "1997 Auditor's Report"), regarding the 1997 Financial Statements. In the 1997 Auditor's Report, PwC stated that the 1997 Financial Statements were "the responsibility of the Company's management," and that PwC's "responsibility [was] to express an opinion on [those] financial statements based on [PwC's] audits." The 1997 Auditor's Report further stated PwC's opinion that the 1997 Financial Statements "present fairly, in all material respects, the consolidated financial position" of Safety-Kleen as of August 31, 1997, "in accordance with generally accepted accounting principles."

18. Safety-Kleen and the Individual Defendants, both directly and through their subordinates, communicated with and provided information to PwC in connection with the 1997 Safety-Kleen Audit. The 1997 Safety-Kleen Audit was based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1997 Safety-Kleen Audit, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC

would not have issued the 1997 Auditor's Report if the Third-Party Defendants had not made those representations.

19. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1997 Safety-Kleen Audit was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

20. The 1997 Auditor's Report was included within Safety-Kleen's Form 10-K filed with the Securities and Exchange Commission on or about October 31, 1997. Defendants Winger and Humphreys signed the Form 10-K. In doing so, Winger, Humphreys and Safety-Kleen represented that the information contained within the Form 10-K (including the financial information to which the 1997 Auditor's Report was directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

21. If the 1997 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1997 in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such misstatement resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations of Safety-Kleen's actual financial condition to PwC and to others.

22. Moreover, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Rollins and Old LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring

charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

23. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the 1997 Financial Statements or on the 1997 Auditor's Report in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

The $2.2 Billion Senior Credit Facility

24. In May 1998, Safety-Kleen completed the acquisition of Old Safety-Kleen through a back-end merger, approved by the Old Safety-Kleen shareholders on May 18, 1998 (the "Safety-Kleen Acquisition"). The consideration for the Safety-Kleen Acquisition totaled approximately $2.2 billion, including debt assumed and estimated transaction costs, and was comprised of approximately $1.5 billion cash and 166.5 million shares of Safety-Kleen common stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility. This Senior Credit Facility was provided by a syndicate of banks and other financial institutions including, among others, some of the Plaintiffs. Plaintiffs' alleged damages in this case are based on Safety-Kleen's default on loans and/or extensions of credit that Plaintiffs provided to Safety-Kleen pursuant to this Senior Credit Facility.

25. Each of the Individual Defendants was actively involved in planning for, soliciting, and executing the Safety-Kleen Acquisition and the Senior Credit Facility that funded that acquisition.

26. Effective July 1, 1998, Safety-Kleen began doing business as Safety-Kleen Corp., and formally changed its name to Safety-Kleen Corp. in or about November 1998.

27. Each of the Individual Defendants retained the same positions with Safety-Kleen following the Safety-Kleen Acquisition as they had held before the Safety-Kleen Acquisition. In that capacity, and within the course and scope of their duties as employees and/or agents of Safety-Kleen and for and to Safety-Kleen's benefit, the Individual Defendants provided periodic reports and representations concerning Safety-Kleen's financial condition and practices to PwC and to the Plaintiffs. PwC is informed and believes that many of those reports and representations were specifically directed to Georgia residents, including Plaintiff Wachovia Bank, N.A., for their use and reliance in connection with lending decisions under the Senior Credit Facility. Many of those reports and representations also were intended for PwC's use and reliance in its preparation of certain periodic negative assurance letters that Safety-Kleen provided to the Senior Credit Facility lenders, including Plaintiff Wachovia Bank, N.A.

28. Because of their positions with Safety-Kleen following the Safety-Kleen Acquisition, each of the Individual Defendants had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects.

29. Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when

combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false.

30. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information to PwC and to Plaintiffs, or some of them, which was material to PwC's preparation of negative assurance letters and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the negative assurance letters, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

PwC's Audit of the 1998 and 1999 Financial Statements

31. PwC thereafter audited the 1998 and 1999 Financial Statements (the "1998 and 1999 Audits"). Following its audits, PwC issued its Reports of Independent Accountants, dated October 6, 1998 and October 5, 1999 (the "1998 and 1999 Auditor's Reports"), regarding the 1998 and 1999 Financial Statements, respectively. In the 1998 and 1999 Auditor's Reports, PwC stated that the 1998 and 1999 Financial Statements are the responsibility of the management of Safety-Kleen and that PwC's responsibility was to express an opinion on those financial statements based on PwC's audits. The 1998 and 1999 Auditor's Reports further stated PwC's opinion that the 1998 and 1999 Financial Statements "present fairly, in all material respects, the financial position of Safety-Kleen Corp. and its subsidiaries" at August 31, 1998 and August 31, 1999, respectively, "in conformity with generally accepted accounting principles."

32. Both directly and through their subordinates, each of the Third-Party Defendants communicated with and provided information to PwC in connection with the 1998 and 1999 Audits. The 1998 and 1999 Audits were based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1998 and 1999 Audits, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1998 and 1999 Auditor's Reports if the Third-Party Defendants had not made those representations.

33. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1998 and 1999 Audits was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

34. The 1998 and 1999 Auditor's Reports were included within Safety-Kleen's Forms 10-K filed with the Securities and Exchange Commission on or about October 20, 1998 and October 29, 1999, respectively. Defendants Winger and Humphreys signed the Forms 10-K. In doing so, Winger, Humphreys, and Safety-Kleen represented that the information contained within the Forms 10-K (including the financial information to which the 1998 and 1999 Auditor's Reports were directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

35. If the 1998 and 1999 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1998 and August 31, 1999, respectively, in all material respects and in accordance with generally accepted accounting principles, as has been

alleged by the Plaintiffs, any such failure to fairly present Safety-Kleen's financial condition resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations and/or omissions with respect to Safety-Kleen's actual financial condition to PwC and to others.

36. As described herein, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans and progress with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

37. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the 1998 and/or 1999 Financial Statements or on the 1998 and/or 1999 Auditor's Reports in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

Safety-Kleen's Fraud Investigation and Bankruptcy

38. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting

policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that the Individual Defendants had been placed on "administrative leave" pending the results of the internal investigation. Defendants Winger, Humphreys, and Bragagnolo were, in fact, placed on administrative leave on March 5, 2000.

39. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

40. On or about May 12, 2000, each of the Individual Defendants resigned his employment at Safety-Kleen. Winger resigned his position as a director of Safety-Kleen on June 9, 2000. PwC is informed and believes that each of the Individual Defendants resigned because he knew that absent such resignation, Safety-Kleen would unilaterally terminate his position because of his role in, and responsibility for, the alleged accounting irregularities relating to Safety-Kleen's Financial Statements.

41. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the Senior Credit Facility.

42. On June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

43. On December 13, 2000, thirteen of the Plaintiffs brought the present action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the Senior Credit Facility. Plaintiffs claim that PwC was negligent in failing to detect Safety-Kleen's false and misleading statements in the Financial Statements and that, as a result, the Plaintiffs made lending decisions under the Senior Credit Facility that they would not have made had they known the "truth" concerning Safety-Kleen's financial condition. On or about May 25, 2001, Plaintiffs filed their First Amended Complaint, through which 46 additional Plaintiffs joined in the single claim of negligent misrepresentation brought against PwC.

COUNT I
CONTRIBUTION

44. PwC incorporates the foregoing allegations of this Third-Party Complaint.

45. Plaintiffs' damages, as alleged herein and in Plaintiffs' First Amended Complaint as hereafter supplemented and/or amended, were proximately caused by the negligent, fraudulent, and/or other wrongful acts of the Third-Party Defendants as set forth herein, and not by any act or omission of PwC. Accordingly, the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC herein. Alternatively, if PwC is determined to have been at fault and to have contributed to Plaintiffs' injuries, which PwC specifically denies, the Third-Party Defendants' conduct should be presented to the jury for proper apportionment of fault for Plaintiffs' damages alleged in the First Amended Complaint, as hereafter amended and/or supplemented.

COUNT II
INDEMNITY

46. PwC incorporates the foregoing allegations of this Third-Party Complaint.

47. As set forth herein, the Third-Party Defendants actively engaged in negligent, fraudulent, and/or other wrongful conduct that resulted in material misrepresentations concerning the financial condition of Safety-Kleen. PwC relied on the Third-Party Defendants' active misrepresentations in conducting its audits of Safety-Kleen's Financial Statements, and Plaintiffs relied on the Third-Party Defendants' active misrepresentations in making decisions regarding loans and other extensions of credit to Safety-Kleen. Accordingly, any damages to Plaintiffs as a result of the events alleged in the First Amended Complaint, as hereafter amended or supplemented, were proximately caused by the Third-Party Defendants' active misrepresentations, not by PwC's reliance on those misrepresentations or by any other action or omission by PwC. Therefore, PwC is entitled to indemnity from the Third-Party Defendants to the full extent of any liability assessed against PwC as a result of Plaintiffs' claim against PwC in this case.

PRAYER FOR JUDGMENT

WHEREFORE, PricewaterhouseCoopers LLP demands judgment against Third-Party Defendants Safety-Kleen Corp., Kenneth W. Winger, Paul R. Humphreys, and Michael J. Bragagnolo for all sums that may be adjudged against Defendant PricewaterhouseCoopers LLP in favor of Plaintiffs Toronto Dominion (Texas), Inc., et al.

Respectfully submitted this 22 day of January, 2002.

JPSmith

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR PRICEWATERHOUSECOOPERS LLP, THIRD-PARTY PLAINTIFF

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC. et al.,	)
	)
Plaintiffs,	)
	)
v.	) **Civil Action No. 00 VS 012679 F**
	)
PRICEWATERHOUSECOOPERS LLP,	)
	)
Defendant.	)

MOTION FOR EXTENSION OF TIME

1. Counsel for Third-Party Defendant Safety-Kleen and for Defendant PricewaterhouseCoopers, LLP (PwC) have agreed that the time for the filing by Safety-Kleen of an answer or any other responsive pleading to the Third-Party Complaint filed by PwC against Safety-Kleen in the above-captioned case, should be extended so as to permit Safety-Kleen to present its arguments to the U.S. Bankruptcy Court in Delaware regarding application of the automatic stay of 11 U.S.C. § 362 (a)(1) to this case. Although the parties disagree as to the application of the automatic stay, they do agree that the issue should be resolved promptly before this case moves forward as to Safety-Kleen.

2. Safety-Kleen intends to file its motion for application of the automatic stay with the bankruptcy court within the next few days, and to seek an expedited hearing on the matter. It is believed that the bankruptcy court should be able to deal with and resolve this issue in March or early April.

3. Therefore, Safety-Kleen moves this Court for an order which will extend the time for the filing of its answer or any other responsive pleadings to PwC's Third-Party Complaint to a date no later than fifteen days following issuance of a ruling by the U.S. Bankruptcy Court for the District of Delaware on Safety-Kleen's anticipated Complaint and Motion of Safety-Kleen Corporation For Preliminary Injunction seeking to enforce the automatic stay.

4. The parties have further agreed that in the event there has been no ruling by the bankruptcy court on Safety-Kleen's pleadings by April 22, 2002, that PwC at its option may require Safety-Kleen to file an answer and/or any other responsive pleading within 15 days thereafter, unless prior to the expiration of that 15 day period a ruling from the bankruptcy court renders the filing of any such response by Safety-Kleen unnecessary.

5. Counsel for PwC has authorized counsel for Safety-Kleen to represent that PwC does not oppose this motion.

6. For these reasons, Safety-Kleen respectfully requests that this Court grant its unopposed motion for an extension of time.

Respectfully submitted, this 27 day of February, 2002.

28 Feb 02

By: [signature]
Elizabeth A. O'Brien
Georgia Bar No. 548560
Daniel J. Hurson
Robert M. Cary
J. Andrew Keyes

WILLIAMS & CONNOLLY LLP
725 Twelfth Street, N.W.
Washington, D.C. 20005
Telephone: 202-434-5000
Facsimile: 202-434-5029
Counsel for Safety-Kleen Corporation

CERTIFICATE OF SERVICE

I certify that a true and correct copy of the foregoing Motion for Extension of Time has been served by regular U.S. mail upon all counsel of record, as indicated below, on this 27th day of February, 2002.

M. Byron Wilder
Gibson Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201

William C. Humphreys, Jr.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Stephen D. Susman
Susman Godfrey, LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202

Elizabeth A. O'Brien
Elizabeth A. O'Brien

LAW OFFICES
WILLIAMS & CONNOLLY LLP
725 TWELFTH STREET, N.W.
WASHINGTON, D. C. 20005-5901
(202) 434-5000
FAX (202) 434-5029

EDWARD BENNETT WILLIAMS (1920-1988)
PAUL R. CONNOLLY (1922-1978)

SHANA L. FULTON
(202) 434-5196
sfulton@wc.com
NOT ADMITTED IN DC

March 1, 2002

Judge Susan B. Forsling
Fulton County State Court
Justice Center Tower JCT-2955
185 Central Ave., SW
Atlanta, GA 30303

Re: *Toronto Dominion (Texas), Inc. et al. v. PricewaterhouseCoopers LLP*, Civ. Action No. 00 VS 012679 F

Dear Judge Forsling,

On February 28, 2002, Safety-Kleen Corporation's Motion for Extension of Time and Proposed Order granting the Motion for Extension of Time was filed with the Clerk of your Court. This Motion and Proposed Order was reviewed by counsel for PricewaterhouseCoopers (PwC), and counsel for PwC authorized counsel for Safety-Kleen Corporation to represent that the Motion and Proposed Order was unopposed. Alan Struble, counsel to PwC, also has given full permission to Shana L. Fulton, counsel to Safety-Kleen Corporation to represent to the Court in this letter PwC's consent and lack of opposition to the Motion and Proposed Order.

Sincerely,

Shana L. Fulton

Shana L. Fulton

Cc: M. Byron Wilder (via U.S. Mail)
Alan Struble
Gibson Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201

William C. Humphreys, Jr. (via U.S. Mail)
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Stephen D. Susman (via U.S. Mail)
Susman Godfrey, LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202

LAW OFFICES
WILLIAMS & CONNOLLY LLP
725 TWELFTH STREET, N.W.
WASHINGTON, D. C. 20005-5901
(202) 434-5000
FAX (202) 434-5029

EDWARD BENNETT WILLIAMS (1920-1988)
PAUL R. CONNOLLY (1922-1978)

SHANA L. FULTON
(202) 434 5196
sfulton@wc.com
NOT ADMITTED IN DC

March 1, 2002

Via Facsimile and U.S. Mail

Joel Schaffer
Judicial Case Manager
Fulton County State Court
Justice Center Tower JCT-2955
185 Central Avenue, SW
Atlanta, GA 30303

Re: *Toronto Dominion (Texas), Inc. et al. v. PricewaterhouseCoopers LLP*, Civ. Action No. 00 VS 012679 F

Dear Mr. Schaffer,

On February 28, 2002, you received Safety-Kleen Corporation's Motion for Extension of Time and Proposed Order granting the Motion for Extension of Time. The motion is unopposed by PricewaterhouseCoopers (PwC). However, you have requested a signed consent from PwC in order to document its support and consent for this motion. Enclosed, please find the consent from PwC, signed by myself, counsel for Safety-Kleen Corporation who has been authorized by PwC's counsel, Alan Struble of Gibson Dunn Crutcher, to sign on PwC's behalf.

Sincerely,

Shana L. Fulton
Shana L. Fulton

Enclosures

LAW OFFICES

WILLIAMS & CONNOLLY LLP

725 TWELFTH STREET, N.W.

WASHINGTON, D. C. 20005-5901

(202) 434-5000

FAX (202) 434-5029

EDWARD BENNETT WILLIAMS (1920-1988)
PAUL R. CONNOLLY (1922-1978)

SHANA L. FULTON
(202) 434-5196
sfulton@wc.com
NOT ADMITTED IN DC

TELECOPY

TO: Joel Schaffer

FIRM OR COMPANY: Fulton County State Court

TELECOPY NUMBER: 404-224-0577

FROM: Shana L. Fulton

TELEPHONE: 202-434-5196

DATE: March 1, 2002

MATTER NUMBER: 41993.0003

NUMBER OF PAGES INCLUDING THIS PAGE: 4

IF THERE ARE ANY PROBLEMS RECEIVING THIS TRANSMISSION, PLEASE CALL (202) 434-5608 IMMEDIATELY. THANK YOU.

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al, Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO, Third-Party Defendants.	CIVIL ACTION NO.: 00 VS 012679 F

ANSWER OF MICHAEL J. BRAGAGNOLO TO THIRD-PARTY COMPLAINT

COMES NOW Third-Party Defendant, MICHAEL J. BRAGAGNOLO, expressly reserving his personal jurisdiction defense, and Answers PRICEWATERSHOUSECOOPERS LLP's Third-Party Complaint and states as follows:

FIRST DEFENSE

Special Appearance

This Honorable Court lacks jurisdiction over the person of this Third-Party Defendant. The lack of jurisdiction over the person of this Third-Party Defendant is and shall be asserted as a defense to all claims, is the subject of a motion to dismiss and is specifically reserved notwithstanding the filing of this responsive pleading and/or other pleadings. This Third-Party Defendant reserves and does not waive the lack of personal jurisdiction and all appearances, filings, motions and discovery are subject to said defense.

SECOND DEFENSE

The Third-Party Complaint fails to state a claim against this Third-Party Defendant upon which relief can be granted.

THIRD DEFENSE

The claims of the Third-Party Plaintiff have no substantive connection to the State of Georgia and consequently should be dismissed, or the Court should grant such other relief as is appropriate, based on the doctrine of *forum non conveniens*.

FOURTH DEFENSE

Third-Party Plaintiff's cause of action is barred in whole or part by the statute of limitations.

FIFTH DEFENSE

Third-Party Plaintiff's claims against this Third-Party Defendant are barred by laches.

SIXTH DEFENSE

Third-Party Plaintiff's claims are barred by waiver and estoppel.

SEVENTH DEFENSE

No act or omission on the part of this Third-Party Defendant either caused or contributed to whatever injury or damage Third-Party Plaintiff may have sustained.

EIGHTH DEFENSE

The Third-Party Plaintiff, through its partners, agents, officers and directors, failed to exercise ordinary care and, on account thereof, is not entitled to recover any sum of this Third-Party Defendant.

NINTH DEFENSE

The sole and proximate cause of Third-Party Plaintiff's damage, if any sustained, was the act of a third party (or parties) not under the control of this Third-Party Defendant.

TENTH DEFENSE

The negligence of Third-Party Plaintiff equaled or preponderated over any act or omission of this Third-Party Defendant in producing and bringing about the occurrences complained of and, on account thereof, Third-Party Plaintiff is not entitled to recover any sum of this Third-Party Defendant.

ELEVENTH DEFENSE

This Third-Party Defendant acted at all times in good faith and with reasonable care.

TWELFTH DEFENSE

This Third-Party Defendant is not liable to Third-Party Plaintiff because this Third-Party Defendant exercised due care with respect to the acts, omissions and other activities that are alleged to be the subject of the Third-Party Complaint. This Third-Party Defendant is not and cannot be liable to Third-Party Plaintiff for any act or omission in which it did not participate or over which it did not exercise control.

THIRTEENTH DEFENSE

This Third-Party Defendant is not liable to Third-Party Plaintiff because Third-Party Plaintiff failed to exercise due care in the performance of its duties and thus did not reasonably rely upon the alleged acts, omissions and other activities that are the subject of the Third-Party Complaint.

FOURTEENTH DEFENSE

The Third-Party Complaint fails to comply with the pleading requirements of Rule 9 of the Civil Practice Act.

FIFTEENTH DEFENSE

Third-Party Plaintiff's claims are barred in whole or in part by its failure to mitigate damages.

SIXTEENTH DEFENSE

The Third-Party Complaint was not filed in accordance with the provisions of O.C.G.A § 9-11-14 and, on account thereof, should be dismissed.

SEVENTEENTH DEFENSE

Further answering the numbered allegations of Third-Party Complaint, this Third-Party Defendant shows this Court as follows:

NATURE OF THIS ACTION

1.

To the extent Paragraph 1 of the Third-Party Complaint is construed to allege any liability of this Third-Party Defendant to Third-Party Plaintiff, said allegations are denied. This Third-Party Defendant is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations contained in Paragraph 1 of the Third-Party Complaint.

2.

Paragraph 2 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant denies all allegations of Paragraph 2 of the Third-Party Complaint not expressly admitted.

3.

Paragraph 3 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant admits that a Complaint, First Amended Complaint and Second Amended Complaint are attached as Exhibits. This Third-Party Defendant denies all allegations of Paragraph 3 of the Third-Party Complaint not expressly admitted.

4.

Paragraph 4 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant denies any allegations that he prepared Financial Statements. This Third-Party Defendant denies that he provided information to Third-Party Plaintiff. This Third-Party Defendant is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 4 of the Third-Party Complaint regarding the preparation of Financial Statements and the provision of complete access and truthful, accurate and complete information to Third-Party Plaintiff by other Third-Party Defendants. This Third-Party Defendant denies all allegations of Paragraph 4 of the Third-Party Complaint not expressly admitted.

5.

Paragraph 5 of the Third-Party Complaint is an improper tender of another Defendant and fails to state a claim of third-party liability against this Third-Party Defendant. This Third-Party Defendant denies all allegations of Paragraph 5 of the Third-Party Complaint not expressly admitted.

PARTIES

6.

No answer is required of this Third-Party Defendant to the allegations contained in Paragraph 6 of the Third-Party Complaint.

7.

This Third-Party Defendant denies those allegations contained in Paragraph 7 of the Third-Party Complaint which allege that Safety-Kleen Corporation engaged in tortious conduct in and having an impact in the State of Georgia. No answer is required of this Third-Party Defendant as to the remaining allegations contained in Paragraph 7 of the Third-Party Complaint.

8.

No answer is required of this Third-Party Defendant to the allegations contained in Paragraph 8 of the Third-Party Complaint.

9.

No answer is required of this Third-Party Defendant to the allegations contained in Paragraph 9 of the Third-Party Complaint.

10.

This Third-Party Defendant denies those allegations contained in Paragraph 10 of the Third-Party Complaint which allege that he conducted business in the State of Georgia and engaged in tortious conduct in and having an impact in the State of Georgia. This Third-Party Defendant admits the remaining allegations contained in Paragraph 10 of the Third-Party Complaint.

11.

To the extent they may be construed as making allegations of liability against this Third-Party Defendant, the allegations of Paragraph 11 of the Third-Party Complaint are denied. Otherwise, said allegations are admitted.

JURISDICTION AND VENUE

12.

This Third-Party Defendant denies the allegations of Paragraph 12 of the Third-Party Complaint. Further responding, pursuant to the doctrine of *forum non conveniens*, this Court should not exercise jurisdiction of this matter because the events at issue in this lawsuit have no connection with Georgia.

13.

This Third-Party Defendant denies the allegations of Paragraph 13 of the Third-Party Complaint.

FACTS

14.

Paragraph 14 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant admits that the transactions are generally correctly described and denies all allegations of Paragraph 14 of the Third-Party Complaint not expressly admitted.

15.

This Third-Party Defendant denies the allegations of Paragraph 15 of the Third-Party Complaint, as alleged.

16.

Responding to the allegations of Paragraph 16 of the Third-Party Complaint, this Third-Party Defendant admits he had access to portions of the business information of

Safety-Kleen and denies all allegations of Paragraph 16 of the Third-Party Complaint not expressly admitted.

17.

Paragraph 17 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents and denies all allegations of Paragraph 17 of the Third-Party Complaint not expressly admitted.

18.

Responding to the allegations of Paragraph 18 of the Third-Party Complaint, this Third-Party Defendant denies that he provided information to the Third-Party Plaintiff, denies that the audit was based on information he provided, denies he made representations to the Third-Party Plaintiff and is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 18 of the Third-Party Complaint. This Third-Party Defendant denies all allegations of Paragraph 18 of the Third-Party Complaint not expressly admitted.

19.

This Third-Party Defendant denies that he provided information to Third-Party Plaintiff as alleged in Paragraph 19 of the Third-Party Complaint. This Third-Party Defendant is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 19 of the Third-Party Complaint regarding the provision of information to Third-Party Plaintiff by other Third-Party Defendants. This Third-Party Defendant denies all allegations of Paragraph 19 of the Third-Party Complaint not expressly admitted.

20.

Paragraph 20 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. No answer is required of this Third-Party Defendant as to the remaining allegations of Paragraph 20 of the Third-Party Complaint.

21.

This Third-Party Defendant denies the allegations of Paragraph 21 of the Third-Party Complaint.

22.

This Third-Party Defendant denies that he provided information as alleged in Paragraph 22 of the Third-Party Complaint. This Third-Party Defendant is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 22 of the Third-Party Complaint regarding the information provided by other Third-Party Defendants. This Third-Party Defendant denies all allegations of Paragraph 22 of the Third-Party Complaint not expressly admitted.

23.

This Third-Party Defendant denies the allegations of Paragraph 23 of the Third-Party Complaint.

The $2.2 Billion Senior Credit Facility

24.

Paragraph 24 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant admits that the transactions are generally correctly described and denies all allegations of Paragraph 24 of the Third-Party Complaint not expressly admitted.

25.

This Third-Party Defendant denies the allegations of Paragraph 25 of the Third-Party Complaint.

26.

No answer is required of this Third-Party Defendant as to the allegations of Paragraph 26 of the Third-Party Complaint.

27.

To the extent they may be construed as making allegations against him, this Third-Party Defendant denies the allegations of Paragraph 27 of the Third-Party Complaint.

28.

Responding to the allegations of Paragraph 28 of the Third-Party Complaint, this Third-Party Defendant admits he had access to portions of the business information of Safety-Kleen and denies all allegations of Paragraph 28 of the Third-Party Complaint not expressly admitted.

29.

To the extent they may be construed as making allegations against him, this Third-Party Defendant denies the allegations of Paragraph 29 of the Third-Party Complaint.

30.

To the extent they may be.construed as making allegations against him, this Third-Party Defendant denies the allegations of Paragraph 30 of the Third-Party Complaint.

PwC's Audit of the 1998 and 1999 Financial Statements

31.

Paragraph 31 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This

Third-Party Defendant denies all allegations of Paragraph 31 of the Third-Party Complaint not expressly admitted.

32.

Responding to the allegations of Paragraph 32 of the Third-Party Complaint, this Third-Party Defendant denies that he provided information to the Third-Party Plaintiff, denies that the audit was based on information he provided, denies he made representations to the Third-Party Plaintiff and is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 32 of the Third-Party Complaint. This Third-Party Defendant denies all allegations of Paragraph 32 of the Third-Party Complaint not expressly admitted.

33.

This Third-Party Defendant denies that he provided information to Third-Party Plaintiff as alleged in Paragraph 33 of the Third-Party Complaint. This Third-Party Defendant is without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 33 of the Third-Party Complaint regarding the provision of information to Third-Party Plaintiff by other Third-Party Defendants. This Third-Party Defendant denies all allegations of Paragraph 33 of the Third-Party Complaint not expressly admitted.

34.

Paragraph 34 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. No answer is required of this Third-Party Defendant as to the remaining allegations of Paragraph 34 of the Third-Party Complaint.

35.

This Third-Party Defendant denies the allegations of Paragraph 35 of the Third-Party Complaint.

36.

This Third-Party Defendant denies the allegations of Paragraph 36 of the Third-Party Complaint.

37.

This Third-Party Defendant denies the allegations of Paragraph 37 of the Third-Party Complaint.

Safety-Kleen's Fraud Investigation and Bankruptcy

38.

Paragraph 38 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant admits he was placed on "administrative leave" and otherwise no answer is required of him as to the remaining allegations of Paragraph 38 of the Third-Party Complaint.

39.

Paragraph 39 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant denies all allegations of Paragraph 39 of the Third-Party Complaint not expressly admitted.

40.

This Third-Party Defendant denies those allegations of Paragraph 40 of the Third-Party Complaint which refer to him.

41.

For lack of information sufficient to form a belief, this Third-Party Defendant can neither admit nor deny the allegations of Paragraph 41 of the Third-Party Complaint.

42.

No answer is required of this Third-Party Defendant as to the allegations of Paragraph 42 of the Third-Party Complaint.

43.

Paragraph 43 of the Third-Party Complaint refers to documents in writing which speak for themselves. This Third-Party Defendant denies any allegations inconsistent with or in addition to the written content of said documents. This Third-Party Defendant denies all allegations of Paragraph 43 of the Third-Party Complaint not expressly admitted.

COUNT I
CONTRIBUTION

44.

This Third-Party Defendant hereby adopts and incorporates by reference his responses to Paragraphs 1 through 43 of the Third-Party Complaint, as if the same had been repeated herein, verbatim.

45.

This Third-Party Defendant denies those allegations of Paragraph 45 of the Third-Party Complaint.

COUNT II
INDEMNITY

46.

This Third-Party Defendant hereby adopts and incorporates by reference his responses to Paragraphs 1 through 45 of the Third-Party Complaint, as if the same had been repeated herein, verbatim.

47.

This Third-Party Defendant denies those allegations of Paragraph 47 of the Third-Party Complaint.

GENERAL DENIAL

This Third-Party Defendant denies any allegation against him not expressly admitted and denies Third-Party

Plaintiff is entitled to the relief sought in the PRAYER FOR JUDGMENT.

WHEREFORE, having fully answered, this Third-Party Defendant prays that he be hence discharged with judgment in his favor and with the costs of the action cast on the Third-Party Plaintiff, and such other and further relief as the Court may deem proper.

This 6th day of March, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves, Esq.
Georgia Bar No. 598375
Mary Donne Peters, Esq.
Georgia Bar No. 573595
Christine A. Carson, Esq.
Georgia Bar No. 691085

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al,	:	CIVIL ACTION NO.: 00 VS 012679 F
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:	
Third-Party Defendants.	:	

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **ANSWER OF MICHAEL J. BRAGAGNOLO TO THIRD-PARTY COMPLAINT** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, TX 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Counsel for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SCORET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

Stephen D. Susman, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

J. Andrew Keyes, Esq.
Williams & Connolly, LLP
725 12th Street, N.W.
Washington, DC 20005

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 6th day of March, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

MICHAEL S. REEVES
Georgia Bar No. 598375

Suite 2150 Resurgens Plaza
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

COMES NOW Third-Party Defendant Michael J. Bragagnolo (hereafter "Bragagnolo"), and pursuant to O.C.G.A. § 9-11-12(b)(2), files this Motion to Dismiss on the grounds that this Court lacks personal jurisdiction over Bragagnolo.

In support of his Motion, Bragagnolo relies upon his Affidavit attached as Exhibit "A" hereto and the Brief in Support of his Motion to Dismiss filed concurrently herewith.

Respectfully submitted this 8th day of March, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Christine A. Carson
Georgia Bar No. 691085
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS – ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST;

CIVIL ACTION
NO.: 00 VS 012679 F

EXHIBIT
"A" p1

OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE CO.; CYPRESS TREE INVESTMENT PARTNERS I, LTD.; CYPRESS TREE INVESTMENT PARTNERS II, LTD.; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; CAISSEE DE DEPOT ET PLACEMENT du QUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH; ARK-CLO 2000-1, LTD.; BAYERISCHE HYPO-UND VEREINSBANK AG, NEW YORK; CITIBANK, N.A.; CITY NATIONAL BANK; KZH CRESCENT-2 LLC; KZH CRESCENT-3 LLC; KZH CYPRESS TREE-1 LLC; KZH ING-1 LLC; KZH ING-2 LLC; KZH LANGDALE LLC; KZH RIVERSIDE LLC; KZH SHOSHONE LLC; OCTAGON INVESTMENT PARTNERS II, LLC; OCTAGON INVESTMENT PARTNERS III, LLC; TEXTRON FINANCIAL CORP.; MITSUBISHI TRUST & BANKING CORP.; AG CAPITAL FUNDING PARTNERS, LP; APPALOOSA INVESTMENT LP I; BANKERS TRUST CO.; BAUPOST GROUP SECURITIES, LLC; BEAR STEARNS & CO.; INC.; CAPTIVA 2 FINANCE; CHASE MANHATTAN BANK; CONTINENTAL ASSURANCE CO.; CREDIT LYONNAIS CAYMAN ISLAND BRANCH; CRESCENT/MACH I PARTNERS LP; FRANKLIN MUTUAL :

EXHIBIT "A" p.2

ADVISORS, LLC; GSC RECOVERY II LP; GSCP RECOVERY, INC.; KENSINGTON INTERNATIONAL, LTD.; PALOMINO FUND LTD.; SILVER OAK CAPITAL, LLC; SEQUILS I, LTD.; INDOSUEZ CAPITAL FUNDING IIA, LTD.; INDOSUEZ CAPITAL FUNDING III, LTD.,	:
Plaintiffs,	:
v.	:
PRICEWATERHOUSECOOPERS LLP,	:
Defendant and Third-Party Plaintiff,	:
v.	:
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:
Third-Party Defendants.	:

AFFIDAVIT OF MICHAEL BRAGAGNOLO

STATE OF MICHIGAN
COUNTY OF WAYNE

BEFORE ME the undersigned officer, duly authorized by law to administer oaths, personally appeared Michael Bragagnolo, who, after first being sworn, deposes and states on oath that the following information in this Affidavit is true and correct:

1.

I am Michael Bragagnolo and I am competent to make this Affidavit. I am over twenty-one (21) years of age. This Affidavit is based upon my personal knowledge.

EXHIBIT 'A' P3

2.

I was served with a copy of the within Third-Party Complaint on February 4, 2002, at my residence in Canton, Michigan. At that time, I was no longer employed by Safety-Kleen Corporation. I have not been employed by that entity since August 31, 2000. During my employment with Laidlaw Environmental Services, Inc. and Safety-Kleen Corporation, I resided in South Carolina. I have never resided in Georgia.

3.

I have personal knowledge of the nature, extent, and location of business that I have transacted. I did not myself, during the term of my employment with Laidlaw Environmental Services, Inc. and Safety-Kleen Corporation, conduct any business within the State of Georgia. I did not visit any facility of either company in the State of Georgia. I did not participate in person in any business meetings of either company in the State of Georgia. It is my recollection that during the period of my employment, I was in Georgia solely for the purpose of changing airplanes at the Atlanta airport.

4.

I do not now, nor have I ever owned any real property in the State of Georgia.

5.

I do not now, nor have I ever transacted business in the State of Georgia. I do not now, nor have I ever regularly done or solicited business, or engaged in any other persistent course of conduct, or derived substantial revenue from goods used or consumed or services rendered in the State of Georgia.

EXHIBIT
"A" p4

6.

I do not now, nor have I ever advertised in the State of Georgia, targeted Georgia residents for business, or made any direct sales efforts with respect to Georgia residents.

7.

I do not now, nor have I ever had or worked in any offices nor had any personal employees or a personal registered agent for service of process in the State of Georgia.

8.

I did not specifically direct reports or representations to Georgia residents concerning Safety-Kleen's financial condition and practices.

9.

I did not sign the Financial Statements nor did I sign any of the other financial filings referred to by the Third-Party Plaintiff in its Complaint.

10.

I did not prepare any of the documents described in the preceding paragraph.

FURTHER AFFIANT SAITH NOT.

[signature]
MICHAEL J. BRAGAGNOLO

SWORN TO AND SUBSCRIBED before me
this 5 day of March, 2002.

[signature]
Notary Public
My Commission Expires:

KATHLEEN M. FOX
NOTARY PUBLIC – MICHIGAN
WAYNE COUNTY
MY COMMISSION EXPIRES 05-12-2004

EXHIBIT
"A" p5

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Attorneys for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SECRET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

and

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Vincent Lawrence, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
(Attorneys for Plaintiffs)

J. Andrew Keyes, Esq.
Daniel J. Hurson, Esq.
WILLIAMS & CONNOLLY, LLP
725 12th Street, N.W.
Washington, DC 20005
(Attorneys for Safety-Kleen Corporation)

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202
(Attorney for Kenneth Winger)

John Freedman, Esq.
ARNOLD & PORTER, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

Paul R. Humphreys
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 8th day of March, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al.,	:	CIVIL ACTION NO.: 00 VS 012679 F
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO	:	
Third-Party Defendants.	:	

THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S BRIEF IN SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Third-Party Defendant Michael J. Bragagnolo (hereafter "Bragagnolo"), files this his Brief in Support of Motion to Dismiss for Lack of Personal Jurisdiction pursuant to O.C.G.A. § 9-11-12(b)(2) and states the following:

INTRODUCTION

Bragagnolo was not a resident of Georgia. He did not transact business in Georgia or commit any torts in Georgia. If there were evidence of the commission of torts in another state (which Bragagnolo denies), he did not regularly do or solicit business in Georgia, engage in a persistent course of conduct or derive substantial revenue from activity in Georgia. Bragagnolo did not own, use or possess real property in Georgia. Although Third-Party Plaintiff

PricewaterhouseCoopers, LLP (hereinafter "PwC") alleges that Bragagnolo is subject to the jurisdiction of this Court, the Complaint provides no substantiated basis for the exercise of *in personam* jurisdiction. As more fully set forth below, *in personam* jurisdiction over Bragagnolo is not proper because neither the requirements of Georgia's Long Arm Statute nor due process are satisfied.

STATEMENT OF FACTS

The Plaintiffs, lenders to Laidlaw Environmental Services, Inc. ("Laidlaw") and its successor, Safety-Kleen Corporation ("Safety-Kleen"), filed their original Complaint on December 13, 2000 against the international accounting firm of PricewaterhouseCoopers, LLP ("PwC") for negligent misrepresentation. (Plaintiffs' Complaint, ¶ 1). Plaintiffs allege they relied on the integrity of audited financial statements prepared by PwC, as well as the reputation, competence, and due professional care of PwC and PwC's auditors' reports and compliance certifications in their decision to extend loans and credit to Laidlaw and Safety-Kleen. (Plaintiffs' Complaint, ¶ 3). Plaintiffs submit that PwC's auditors' reports and certifications were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. (Plaintiffs' Complaint, ¶ 3). As a direct and proximate cause of their reliance on PwC's negligent misrepresentations, Plaintiffs allege they have suffered damages. (Plaintiffs' Complaint, ¶ 45).

On January 23, 2002, PwC filed a Third-Party Complaint for contribution and indemnity against Third-Party Defendants Safety-Kleen Corporation,

Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys"), and Michael J. Bragagnolo, the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-Kleen Corporation and its predecessor in interest, Laidlaw Environmental Services, Inc. (Third-Party Complaint, ¶ 1). PwC alleges that Plaintiffs' damages were caused by the tortious acts of the Third-Party Defendants and that the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC. (Third-Party Complaint, ¶¶ 45, 47). PwC further alleges the Court has jurisdiction over the Third-Party Defendants in that they "performed one or more tortious acts in the State of Georgia, and have an impact on Georgia resident[s] ..." (Third-Party Complaint, ¶ 12).

In stark contrast to the allegations in its Third-Party Complaint with respect to jurisdiction, in its Answer to Plaintiffs' Complaint, PwC states the following "Fifth Separate and Additional Defense":

> "Plaintiffs' claims have **no substantive connection to the State of Georgia** and consequently should be dismissed, or the Court should grant such other relief as is appropriate, based on the doctrine of *forum non conveniens*."
>
> (PwC Answer, ¶ 50) (emphasis added).

Bragagnolo was served with a copy of the Third-Party Complaint on February 4, 2002, at his residence in Canton, Michigan. At that time, he was no longer employed by Safety-Kleen Corporation. He has not been employed by that entity since August 31, 2000. (Affidavit of Michael J. Bragagnolo, Exhibit "A" to the Motion to Dismiss, ¶ 2). During his employment with Laidlaw and Safety-

Kleen Corporation, he resided in South Carolina. He has never resided in Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 2).

Bragagnolo did not himself, during the term of his employment with Laidlaw and Safety-Kleen, conduct any business within the State of Georgia. He did not visit any facility of either company in the State of Georgia. He did not participate in any business meetings of either company in the State of Georgia. It is his recollection that during the period of his employment, he was in Georgia solely for the purpose of changing airplanes at the Atlanta airport. (Affidavit of Michael J. Bragagnolo, ¶ 3).

Bragagnolo does not now, nor has he ever owned any real property in the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 4). He does not now, nor has he ever, transacted business in the State of Georgia. He does not now, nor has he ever, regularly done or solicited business, or engaged in any other persistent course of conduct, or derived substantial revenue from goods used or consumed or services rendered in the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 5).

Bragagnolo does not now, nor has he ever, advertised in the State of Georgia, targeted Georgia residents for business, or made any direct sales efforts with respect to Georgia residents. (Affidavit of Michael J. Bragagnolo, ¶ 6). He does not now, nor has he ever had or worked in any offices nor had any personal employees or a personal registered agent for service of process in the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 7).

Bragagnolo did not specifically direct reports or representations to Georgia residents concerning Safety-Kleen's financial condition and practices. (Affidavit of Michael J. Bragagnolo, ¶ 8). He did not sign the Financial Statements nor did he sign any of the other financial filings referred to by the Third-Party Plaintiff in its Complaint. (Affidavit of Michael J. Bragagnolo, ¶ 9). He did not prepare any of the documents described in the preceding sentence. (Affidavit of Michael J. Bragagnolo, ¶ 10).

On March 6, 2002, Bragagnolo filed his special appearance to contest jurisdiction and Answer asserting affirmative defenses including, but not limited to, lack of personal jurisdiction.

ARGUMENT AND CITATION OF AUTHORITY

Contrary to Plaintiff's jurisdictional contentions, Bragagnolo is not subject to personal jurisdiction in this Court. Personal jurisdiction is limited by the Long Arm Statute, which "requires that an out-of-state defendant must do certain acts within the State of Georgia before he can be subjected to personal jurisdiction. Where ... it is shown that no such acts were committed, there is no jurisdiction." Taeger Enterprises, Inc. v. Herdlein Technologies, Inc., 213 Ga. App. 740, 748, 445 S.E.2d 848, 855 (1994). Bragagnolo is a non-resident individual as he was not residing or domiciled in the State of Georgia at the time the alleged claim or cause of action arose and was not residing or domiciled in this State as of the date of perfection of service of process. (Affidavit of Michael J. Bragagnolo, ¶ 2).

A. Standard of Review for Motion to Dismiss Pursuant to O.C.G.A. § 9-11-12(b)(2).

A defendant who files a motion to dismiss pursuant to O.C.G.A. § 9-11-12(b)(2) has the burden of proving lack of jurisdiction. A motion to dismiss for lack of personal jurisdiction **must be granted** if there are insufficient facts to support a reasonable inference that the defendant can be subjected to the jurisdiction of the court. See Taeger Enterprises, Inc. v. Herdlein Technologies, Inc., 213 Ga. App. 740, 445 S.E.2d 848 (1994). To demonstrate that the court lacks jurisdiction, a defendant may raise matters not contained in the pleadings. However, when the outcome of the motion depends on unstipulated facts, it must be accompanied by supporting affidavits or citations to evidentiary material in the record. Further, to the extent that a defendant's evidence controverts the allegations of the complaint, the plaintiff may **not** rely on mere allegations, but must also submit testimony, supporting affidavits, or documentary evidence in rebuttal. See id.; McHale v. HJGM, Inc., 252 Ga. App. 641, 556 S.E.2d 853 (2001); Sky Shots Aerial Photography, Inc. v. Franks, 250 Ga. App. 411, 551 S.E.2d 805 (2001).

B. Bragagnolo is not subject to personal jurisdiction under Georgia's Long Arm Statute.

The Court must determine that personal jurisdiction is proper under Georgia's Long Arm Statute. Georgia's statute is different from the corresponding statute in some other states. Georgia requires that an out-of-state defendant do certain acts within the State of Georgia in order to be subject to personal jurisdiction. See State of South Carolina v. Reeves, 205 Ga. App. 656, 423 S.E.2d 32 (1992). Under O.C.G.A. § 9-10-91, a Georgia court may exercise personal jurisdiction over a nonresident defendant who:

> (1) Transacts any business within this state; (2) Commits a tortious act or omission **within** this state, ... (3) Commits a tortious injury in the state caused by an act or omission **outside** this state **if** the tortfeasor regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state; (4) Owns, uses, or possesses any real property situated within the state. . . .
>
> O.C.G.A. § 9-10-91 (emphasis added).

In order to assert jurisdiction under Georgia's Long Arm Statute, PwC must demonstrate that the asserted causes of action for contrib''tion and indemnity arose from, or are connected to, Bragagnolo's conduct with Georgia. See, Spelsberg v. Sweeney, 514 F. Supp. 622 (S.D. Ga. 1981); State of South Carolina v. Reeves, 205 Ga. App. 656, 423 S.E.2d 32 (1992).

As to sub-section (1) of O.C.G.A. § 9-10-91, a Georgia court may exercise personal jurisdiction over a nonresident that transacts any business within this state. "Transacting business" means the nonresident has purposefully consummated some transaction in this state; further, the underlying cause of action must arise from that transaction, and the exercise of jurisdiction must not offend traditional fairness and substantial justice. See Object Technologies, Inc. v. Marlabs, Inc., 246 Ga. App. 202, 540 S.E.2d 216 (2000). Here, the evidence of record clearly demonstrates that the causes of action did not arise out of any business conducted in Georgia by Bragagnolo. During Bragagnolo's term of employment with Laidlaw and Safety-Kleen, he did **not** transact any business within the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 3). He did **not** visit any facility of either company in the State of Georgia and did **not** participate in person in any business meetings of either company in the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 3). He does **not** now, nor has he ever, transacted business in the State of Georgia, worked in any offices or had employees or a registered agent in the State of Georgia, advertised in Georgia, or solicited or targeted Georgia residents for business. (Affidavit of Michael J. Bragagnolo, ¶¶ 5, 6, 7). Pursuant to these material facts undisputed by PwC's Third-Party Complaint, Bragagnolo does not "transact any business within this state" within the meaning of O.C.G.A. § 9-10-91(1). See Taeger Enterprises, Inc. v. Herdlein Technologies, Inc., 213 Ga. App. 740, 445 S.E.2d 848 (1994).

With regard to sub-section (2) of O.C.G.A. § 9-10-91, a Georgia court may exercise personal jurisdiction over a nonresident who commits a tortious act or omission within this state. The alleged tortious act must be an act of the nonresident defendant **in the forum state** having its impact within the territory of the forum. See Metzler v. Love, 207 Ga. App. 447, 428 S.E.2d 384 (1993). Here, there is no evidence that Bragagnolo was ever in the State of Georgia at the time of the alleged tortious acts, except for the sole purpose of changing airplanes at the Atlanta airport. Bragagnolo currently resides in the State of Michigan. (Affidavit of Michael J. Bragagnolo, ¶ 2). At all times relevant to the claims asserted in PwC's Third-Party Complaint, Bragagnolo resided in South Carolina and worked in Safety-Kleen's principal office in Columbia, South Carolina. (Affidavit of Michael J. Bragagnolo, ¶ 2). During the term of his employment with Laidlaw and Safety-Kleen, he did **not** conduct any business, visit any facility of either company, or participate in person in any business meeting of either company within the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 3). Clearly, because Bragagnolo has never been in Georgia for any reason (other than changing airplanes), he could not have committed any of the tortious acts alleged in PwC's Complaint while in the State of Georgia. See id.

Moreover, PwC's Answer to the Plaintiffs' Complaint, supports Bragagnolo's position that he could not have committed a tortious act within the State of Georgia:

> "Plaintiffs' claims have **no substantive connection to the State of Georgia** and consequently should be dismissed, or the Court should grant such other relief as is appropriate, based on the doctrine of *forum non conveniens.*"
>
> (PwC Answer, ¶ 50) (emphasis added).

PwC has admitted that the Plaintiffs' claims have **no substantive connection** to the State of Georgia. Under these facts, personal jurisdiction over nonresident Bragagnolo is not authorized under the first tortious injury provision of the Georgia Long-Arm Statute. See White v. Roberts, 216 Ga. App. 273, 454 S.E.2d 584 (1995) (nonresident defendant was never in the forum state at the time of the alleged fraud).

Subsection (3) of O.C.G.A. § 9-10-91 provides that a nonresident defendant may **only** be hailed into a Georgia court to answer for alleged "tortious injury which occurred in this state [and which was] caused by an act of omission of the defendant outside the state **[if the]** defendant 'regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state.' O.C.G.A. § 9-10-91(3)." State of South Carolina v. Reeves, 205 Ga. App. 656, 423 S.E.2d 32 (1992) (emphasis added). Under this second tortious injury provision, a plaintiff must establish two elements: (1) the defendant's act outside the state caused an injury in the forum state **and** (2) the defendant engages in a persistent course of conduct or derives substantial benefits from the forum state. See id. Here, Bragagnolo did not specifically direct reports or representations to Georgia residents concerning Safety-Kleen's financial condition and practices. (Affidavit of Michael J. Bragagnolo, ¶ 8). He did not sign the Financial Statements nor did he sign any of the other financial filings referred to by the Third-Party Plaintiff in its Complaint. (Affidavit of Michael J. Bragagnolo, ¶ 9). He did not prepare any of the documents described in the preceding sentence. (Affidavit of Michael J. Bragagnolo, ¶ 10). Under these facts, because Bragagnolo did not prepare or sign or transmit any of the Financial Statements to a Georgia resident causing injury within this state, PwC cannot establish facts sufficient to met the first prong of the test.

Moreover, even assuming there is evidence that Bragagnolo's alleged acts outside the forum state caused injury in the state, PwC cannot show facts sufficient to meet the second prong of the test. Bragagnolo does not now, nor has he ever regularly done or solicited business, or engaged in any other persistent course of conduct, or derived substantial revenue from goods used or consumed or services rendered in the State of Georgia. (Affidavit of Michael J.

Bragagnolo, ¶ 5). Bragagnolo does not now, nor has he ever advertised in the State of Georgia, targeted Georgia residents for business, or made any direct sales efforts with respect to Georgia residents. (Affidavit of Michael J. Bragagnolo, ¶ 6). Under these circumstances, there are no sufficient contacts between Bragagnolo and the State of Georgia within the meaning of O.C.G.A. § 9-10-91(3) to authorize personal jurisdiction. See State of South Carolina v. Reeves, 205 Ga. App. 656, 423 S.E.2d 32 (1992) (holding facts were insufficient to authorize personal jurisdiction under O.C.G.A. § 9-10-91(3) and to say otherwise would result in an unconstitutionally broad construction of Georgia's Long-Arm Statute).

Lastly, jurisdiction would clearly not be proper under subsection (4) of O.C.G.A. § 9-10-91, as Bragagnolo does not, nor has he ever owned or used any real property situated within the State of Georgia. (Affidavit of Michael J. Bragagnolo, ¶ 4).

C. Personal jurisdiction over Bragagnolo is inconsistent with due process requirements.

The exercise of personal jurisdiction over Bragagnolo must not violate due process. The United States Supreme Court articulated the due process test in International Shoe Co. v. Washington, 326 U.S. 310, 66 S.Ct. 154, 90 L.Ed. 95 (1945). First, the defendant must have "minimum contacts" with the forum state. Second, the maintenance of the suit must not offend "traditional notions of fair play and substantial justice." Id. at 316. For jurisdiction to be proper, the defendant must have purposely availed himself of the privilege of conducting activities in the forum state, thus invoking the benefits and protections of the state's law. See Hanson v. Denckla, 357 U.S. 235, 78 S.Ct. 1228 (1958). The critical test is not the mere volume of activity in the forum state, but "the quality and nature of the activity in relation to the fair and orderly administration of the laws which was the purpose of the due process clause to insure." International Shoe Co. v. Washington, 326 U.S. at 319.

From the due process analysis in International Shoe and the subsequent fleshing out cases, the Georgia Court of Appeals in Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976), extrapolates three rules by which to judge the power of a forum state to exercise jurisdiction over a nonresident defendant:

> "(1) The non-resident has purposely done some act or consummated some transaction with or in the forum...; (2) the Georgia Plaintiff must have a legal cause of action in tort against the non-resident, which arises out of, or results from, the purposeful activity of the Defendant involving this state; a resident is the victim of a tortious act when he suffers an injury here due to an act or omission of negligence occurring outside this state; and (3) if the requirements of (1) and (2) are satisfied, the exercise of jurisdiction over the non-resident must be reasonable."
>
> Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976).

It is abundantly clear that the "minimum contacts" test and the first two requirements of the Shellenberger are not satisfied. In the case at hand, Bragagnolo did not purposefully avail himself of the opportunity of conducting activities with or in the State of Georgia, thus invoking the benefits and protection of Georgia's laws, which is essential in establishing minimum contacts between the defendant and forum state and, in turn, exercising personal jurisdiction. See Shellenberger v. Tanner, 227 S.E.2d at 273-274; Hanson v. Denckla, 357 U.S. 235, 78 S.Ct. 1228 (1958). Bragagnolo could not have reasonably foreseen being hailed into a Georgia court given the fact that he did not purposely avail himself of the protection and laws of Georgia -- he did not conduct any business in Georgia, did not reside in or visit Georgia for any purpose related to the claims in PwC's Third-Party Complaint, did not advertise or solicit business in Georgia, and did not benefit economically or otherwise from any goods used or services rendered in Georgia. (Affidavit of Michael J. Bragagnolo, ¶¶ 2-5).

For this Court to exercise personal jurisdiction over Bragagnolo in Georgia would amount to forcing Bragagnolo to go to trial in a jurisdiction solely as the result of the unilateral actions of the forum Plaintiff, PwC, in creating allegedly misleading auditors' reports and certifications, when, in fact, PwC has itself asserted that "Plaintiffs' claims have no substantive connection to the State of Georgia." (PwC Answer, ¶ 50). As a non-resident Defendant, Bragagnolo must have some "contact" with Georgia and not just a "connection" with the resident Plaintiff. Here, the unilateral actions of PwC allegedly involve or somehow relate to Bragagnolo; however, he did not conduct some activity with or in Georgia. PwC has alleged a "connection" between Bragagnolo and PwC but there is no "contact" between Bragagnolo and the forum such that jurisdiction will lie. See International Shoe Co. v. Washington, 326 U.S. at 319; Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976).

PwC's blanket allegation that an injury has occurred in Georgia due to an act or omission by nonresident Bragagnolo outside this forum does not show that he had sufficient contacts with Georgia to confer jurisdiction over him. See Shellenberger, 138 Ga. App. at 409, 277 S.E.2d at 274.

> "To hold that a nonresident who has conducted no activity in or with Georgia is subject to our jurisdiction would eliminate the requirement for a 'minimum contact' between the defendant and this forum; there would be no due process limitation on this state's extraterritorial power over nonresidents. We therefore hold that the **mere allegation** that as a result of an act or omission by a nonresident outside this state an injury has occurred to a Georgia plaintiff does **not** establish a 'contact' with this forum in the absence of an implicit or explicit showing of activity with or in Georgia by the nonresident."
>
> Id. a. 410, 227 S.E.2d at 275.

Finally, the extension of personal jurisdiction over Bragagnolo by this Court would not be "reasonable" and would offend the notion of "traditional fair play and substantial justice," inconsistent with the third Shellenberger requirement and the due process test in International Shoe. In determining whether jurisdiction is reasonable, the following factors must be considered:

> "If a defendant has established minimum contacts, the court may then evaluate other factors that impact on the reasonableness of asserting jurisdiction, such as the burden on defendant, the forum state's interest in adjudicating the dispute, the plaintiff's interest in obtaining convenient and effective relief, the interstate judicial system's interest in obtaining the most effective resolution of controversies, and the shared interest of the states in furthering substantive social policies."
>
> McDonnell v. Roy E. Beatty & Assoc., Inc., 418 S.E.2d at 102-103.

Here, the burden on Bragagnolo would be substantial, as he would have to travel from his residence in Michigan to a state in which he has no contacts.

Regardless, no matter how minimal the burden of defending in a foreign tribunal, a defendant may not be called upon to do so unless he has the minimum contacts with that state that are the prerequisite to its exercise of jurisdiction over him. Shellenberger v. Tanner, 227 S.E.2d at 271. It is also important to remember that under the third Shellenberger requirement, the limits on the exercise of jurisdiction are not mechanical or quantitative, but rather require an analysis to ensure the exercise of jurisdiction is fair and reasonable under the circumstances. The unilateral activity of Plaintiff PwC in creating the alleged misleading auditors' report and certification and in filing its Third-Party Complaint in Georgia, one state where PwC does business, does not satisfy the requirement of contact between Bragagnolo and Georgia. It is important to note that PwC has asserted in its pleadings the affirmative defense of the doctrine of *forum non conveniens*, arguing that the Georgia Courts "not exercise jurisdiction in this matter because the events at issue in this lawsuit have no connection to Georgia." (PwC's Answer, ¶ 18). Clearly, Bragagnolo could not have reasonably foreseen being haled into a Georgia court under these circumstances.

Jurisdiction is not appropriate, as Bragagnolo has no "minimum contacts" with Georgia and has not purposefully availed himself of conducting any activity within the state. To hold otherwise would be "unreasonable" and offend "traditional notions of fair play and substantial justice." International Shoe Co. v. Washington, 326 U.S. 310, 66 S.Ct. 154, 90 L.Ed. 95 (1945); Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976).

CONCLUSION

Bragagnolo is not subject to personal jurisdiction in Georgia. The requirements of Georgia's Long Arm Statute are not satisfied. Moreover, due process requirements cannot be met. Bragagnolo has taken no action in the State of Georgia and has done nothing to purposely avail himself of the protection and laws of this State. Further, requiring Bragagnolo to defend himself at trial in Georgia fails to satisfy traditional notions of fair play and substantial justice. Consequently, Bragagnolo respectfully requests that this Court **grant** his Motion to Dismiss for Lack of Personal Jurisdiction.

Respectfully submitted this 8th day of March, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Christine A. Carson
Georgia Bar No. 691085
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al.,	:	CIVIL ACTION NO.: 00 VS 012679 F
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO	:	
Third-Party Defendants.	:	

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S BRIEF IN SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Attorneys for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SECRET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

and

Stephen D. Susman, Esq
Marc M. Seltzer, Esq.
E. Vincent Lawrence, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
(Attorneys for Plaintiffs)

J. Andrew Keyes, Esq.
Daniel J. Hurson, Esq.
WILLIAMS & CONNOLLY, LLP
725 12th Street, N.W.
Washington, DC 20005
(Attorneys for Safety-Kleen Corporation)

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202
(Attorney for Kenneth Winger)

John Freedman, Esq.
ARNOLD & PORTER, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

Paul R. Humphreys
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 8th day of March, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

FILED IN OFFICE
02 MAR 12 AM 10:46

TORONTO-DOMINION(TEXAS), INC. et al.) Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff, v. SAFETY-KLEEN CORPORATION, et al. Third Party Defendants	Civil Action NO.00 VS 012679 F

ANSWER
PAUL R. HUMPHREYS
THIRD PARTY DEFENDANT

In connection with the Third Party Complaint in the Toronto-Dominion (Texas) et al. v. PricewaterhouseCoopers LLP v. Safety-Kleen Corporation et al. Action (C/A No. 00 VS 012679 F) served me on approximately January 24, 2002 I respond as follows:

1. I admit to working at Laidlaw Environmental Services, Inc and Safety-Kleen Corp. over the past several years, serving initially as Vice-president, Finance and later as Chief Financial Officer.
2. I deny any wrong doing on my part as alleged in the Third Party Complaint. This action is barred by the Statute of Limitations.
3. Due to my limited financial resources I am unable to engage an attorney to represent me in this matter at this time, thus I have prepared this response myself.
4. I reserve the right to seek the court's permission to amend this response to assert any defenses an attorney might later advise if and when I am able to hire one.

Respectively submitted,

Paul R. Humphreys

CERTIFICATE OF SERVICE

By my signature below I certify that a copy of this answer was served upon both Plaintiff's attorney and Defendant and Third Party Plaintiff's attorney by depositing a true and correct copy of same in the Canada Post mail with adequate first-class postage affixed thereon from Calgary, Alberta, Canada on Monday February 25, 2002.

Paul R. Humphreys

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CONSENT MOTION REGARDING DEFENDANT PRICEWATERHOUSECOOPERS LLP'S RESPONSE TO THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO DISMISS

Third-Party Defendant Michael J. Bragagnolo filed a Motion to Dismiss for Lack of Personal Jurisdiction on or about March 8, 2002. Third-Party Defendant Bragagnolo and Defendant PricewaterhouseCoopers LLP ("PwC") have agreed that PwC shall have until May 8, 2002, to respond to said Motion to Dismiss.

Wherefore, Third-Party Defendant Bragagnolo and PwC request that the Court enter the attached Consent Order.

AGREED:

Michael S. Reeves / by permission JS

Michael S. Reeves, Esq.
Ga. Bar No. 598375

Gorby, Reeves, Peters & Burns, P.C.
945 E. Paces Ferry Rd., Ste. 2150
Atlanta, GA 30326
COUNSEL FOR THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO

Michael P. Kenny, Esq.
Ga. Bar No. 415064

Alston & Bird LLP
1201 W. Peachtree St.
Atlanta, Ga. 30309
COUNSEL FOR DEFENDANT PRICEWATERHOUSECOOPERS LLP

March 29, 2002.

CERTIFICATE OF SERVICE

This is to certify that I have this the 4 day of April, 2002, served upon all parties of record the foregoing **CONSENT MOTION REGARDING DEFENDANT PRICEWATERHOUSECOOPERS LLP'S RESPONSE TO THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO DISMISS** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael S. Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel J. Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

J P Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CONSENT ORDER

For good cause shown, the Court is of the opinion that Third-Party Defendant Michael J. Bragagnolo's and Defendant PricewaterhouseCoopers LLP's Consent Motion Regarding Defendant PricewaterhouseCoopers LLP's Response to Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss is meritorious and should be GRANTED.

It is, therefore, ORDERED, that Defendant PricewaterhouseCoopers LLP shall have until May 8, 2002, to respond to Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction.

This 9th day of April, 2002.

Susan B. Forsling
JUDGE, State Court of Fulton County

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

PRICEWATERHOUSECOOPERS LLP'S RESPONSE IN OPPOSITION TO THIRD-PARTY DEFENDANT MICHAEL BRAGAGNOLO'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

COMES NOW Defendant PricewaterhouseCoopers LLP ("PwC") and files its Response in Opposition to Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction.

I. INTRODUCTION

A nonresident is subject to the jurisdiction of this Court if he committed a tort outside the State that has an effect within the State. To escape jurisdiction, the nonresident defendant bears the burden of proving that the Court's exercise of jurisdiction over him would be improper. To carry this burden, the defendant must negate each ground for jurisdiction that has been pled. Here, PwC has alleged that Bragagnolo, who is the former Chief Operating Officer of Safety-Kleen, participated in accounting fraud that (1) induced PwC to issue "clean" auditors' reports on Safety-Kleen's financial statements, and (2) that induced the Plaintiffs – including Georgia-resident Wachovia Bank – to loan Safety-Kleen more than $1 Billion. Following Safety-Kleen's bankruptcy and default on those loans, Plaintiffs sued PwC in this Court for alleged misrepresentations in the "clean" auditors' reports that were induced by the accounting fraud in which Bragagnolo participated.

Bragagnolo has failed to offer any evidence to negate the grounds for jurisdiction alleged, and, on that basis alone, his motion to dismiss must be denied. Additionally, attached as exhibits to this Opposition, PwC has offered evidence of Bragagnolo's participation in the accounting fraud that, even if controverted by as-yet unseen evidence from Bragagnolo, is sufficient to defeat Bragagnolo's motion to dismiss.

II.
FACTUAL AND PROCEDURAL BACKGROUND

The company now known as Safety-Kleen Corp. ("Safety-Kleen") was formed as a result of a May 1997 transaction by which Rollins Environmental Services, Inc. ("Rollins") acquired the hazardous and industrial waste operations of Laidlaw, Inc. (the "Rollins Acquisition"). *See* Affidavit of Alan R. Struble ("Struble Aff."),[1] ¶ 2 and Exhibit A thereto (Safety-Kleen Corp. Form 10-K/A filed July 9, 2001), pp. F-7 – F-8 (Appendix Tab 1, pp. 1-2, 8-9). Upon consummation of the Rollins Acquisition, the resulting company changed its name to Laidlaw Environmental Services, Inc. ("LESI"). *Id.* The Rollins Acquisition was funded through a $650 million syndicated credit facility (the "1997 Credit Facility") in which a number of the Plaintiffs participated as lenders, including Georgia-resident Wachovia Bank. Deposition of Donald E.

[1] A true and correct copy of the Struble Aff. and Exhibit A thereto is attached at Tab 1 to the Appendix to PricewaterhouseCoopers LLP's Response in Opposition to Third-Party Defendant Michael Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction (the "Appendix") and incorporated herein by reference. The Appendix is being filed concurrently herewith and is incorporated herein by reference.

Sellers ("Sellers Depo."),[2] 33:10-33:13; 68:13-68:22 (Appendix Tab 2, pp. 18, 20); Second Amended Complaint, ¶ 6.

Approximately four months after completion of the Rollins Acquisition, LESI prepared its financial statements for the fiscal year ended August 31, 1997. As LESI's outside auditors, PwC audited those financial statements and, based in part on LESI's representation to PwC that those financial statements fairly represented LESI's financial position, issued a "clean" auditor's report on those financial statements. Deposition of Robert R. Hoppe ("Hoppe Depo."),[3] 7:1-7:8, 138:16-138:21 (Appendix Tab 3, pp. 114-115); Third-Party Complaint, ¶¶ 2, 18-20. PwC also thereafter issued, at LESI's request, a "negative assurance letter" in which PwC stated simply that, although it was not looking for such violations, PwC had not noted any violation of the financial covenants that LESI had made to the lenders under the 1997 Credit Facility in the course of conducting its audit of LESI's 1997 financial statements. Third-Party Complaint, ¶¶ 27, 30.

Within a month of LESI's issuance of its 1997 financial statements, LESI began pursuing a hostile takeover of a Wisconsin corporation known as Safety-Kleen Corporation ("Old Safety-Kleen"). LESI consummated that hostile takeover in May 1998 (the "Safety-Kleen Acquisition") and thereafter operated as Safety-Kleen Corp. Struble Aff., ¶ 2 and Exhibit A thereto, pp. F-7 – F-8 (Appendix Tab 1, pp. 1, 8-9). The Safety-Kleen Acquisition was funded through a $2.1 Billion credit facility (the "1998 Credit Facility") in which all of the Plaintiffs, including Georgia

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[2] A true and correct copy of the cited excerpts of the Sellers Depo. and relevant exhibits thereto is attached at Tab 2 to the Appendix and incorporated herein by reference. Mr. Sellers provided testimony as the corporate representative of Wachovia Bank. Sellers Depo., 4:13-4:16 (Appendix Tab 2, p. 15).

[3] A true and correct copy of the cited excerpts of the Hoppe Depo. and exhibits thereto is attached at Tab 3 to the Appendix and incorporated herein by reference.

resident Wachovia Bank, have participated. *See* Second Amended Complaint, ¶ 99; Sellers Depo., 89:3-89:9 (Appendix Tab 2, p. 23). To induce the Plaintiffs to participate in the 1998 Credit Facility, LESI provided the Plaintiffs with a confidential information memorandum that summarized the transaction by which LESI was to acquire Old Safety-Kleen, made certain representations about the synergies that were expected to be achieved through the combination of LESI with Old Safety-Kleen, and, to demonstrate LESI's ability to achieve the synergies anticipated as a result of the Safety-Kleen Acquisition, made certain representations concerning the synergies LESI had already achieved as a result of the Rollins Acquisition. Sellers Depo., 58:1-58:16, 305:21-306:19, 419:3-420:9 and relevant excerpts of Exhibits 142 and 153 thereto (Appendix Tab 2, pp. 19, 32-33, 40-41, 51, 80, 89, 95-96); Deposition of Douglas W. Worden ("Worden Depo."),[4] 4:19-5:12, 88:11-90:14 and relevant excerpts of Exhibit 835 thereto (Appendix Tab 8, pp. 275-279, 281, 287-292).

Because the Plaintiffs/Lenders recognized that the new Safety-Kleen's ability to service its debt obligations under the 1998 Credit Facility depended in large part on Safety-Kleen's ability to achieve the synergies anticipated as a result of the Safety-Kleen Acquisition, the 1998 Credit Facility required Safety-Kleen to comply with certain financial covenants and to periodically certify its compliance with those financial covenants. Sellers Depo., 390:10-390:14 (Appendix Tab 2, p. 37). Each quarter, as required by the 1998 Credit Facility, Safety-Kleen certified its compliance with those financial covenants and provided those certifications to the Plaintiffs, including Wachovia Bank. Sellers Depo., 392:25-393:5 (Appendix Tab 2, pp. 38-39);

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4 A true and correct copy of the cited excerpts of the Worden Depo. and exhibits thereto is attached at Tab 8 to the Appendix and incorporated herein by reference.

Deposition of Michael J. Bragagnolo ("Bragagnolo Depo."),[5] 91:21-92:7 (Appendix Tab 4, pp. 147-148).

At the end of its 1998 and 1999 fiscal years, Safety-Kleen prepared its financial statements and represented to PwC that those financial statements fairly presented the financial condition of the company. Third-Party Complaint, ¶¶ 31-34. Based in part on those representations, PwC audited Safety-Kleen's financial statements for the fiscal years ended August 31, 1998 and August 31, 1999, and issued "clean" auditors' reports. Third-Party Complaint, ¶¶ 31-34. PwC also issued, at Safety-Kleen's request, negative assurance letters in which PwC stated that, although it was not looking for such violations, PwC had not noted any violations of the financial covenants set out in the 1998 Credit Facility in the course of conducting its audits. Third-Party Complaint, ¶¶ 27, 30.

Wachovia Bank's initial commitment under the 1998 Credit Facility was in the amount of $150 million. Sellers Depo., 515:10-515:13 (Appendix Tab 2, p. 42). Wachovia thereafter reduced its position in the 1998 Credit Facility to $50 million, but subsequently repurchased some of this debt. Sellers Depo., 97:11-97:18, 98:3-98:12 (Appendix Tab 2, pp. 27-28). According to Wachovia, the outstanding, unpaid balance of Wachovia's loan to Safety-Kleen exceeds $51 million. Sellers Depo., 25:25-26:11 (Appendix Tab 2, pp. 16-17). Bragagnolo's expertise, prior management experience, and membership in Safety-Kleen's senior management were among the considerations on which Wachovia based its investment decision. Sellers Depo., 205:7-205:19 (Appendix Tab 2, p. 29).

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[5] A true and correct copy of the cited excerpts of the Bragagnolo Depo. and exhibits thereto is attached at Tab 4 to the Appendix and incorporated herein by reference.

On March 6, 2000, Safety-Kleen announced that it had initiated an internal investigation concerning allegations of accounting fraud within the company. Struble Aff., ¶ 2 and Exhibit A thereto, pp. F-37 – F-38 (Appendix Tab 1, pp. 1, 10-11). Concurrent with this announcement, Safety-Kleen also announced that it had placed its top three executives – Chief Executive Officer Kenneth Winger, Chief Operating Officer Michael Bragagnolo, and Chief Financial Officer Paul Humphreys – on administrative leave pending the outcome of the fraud investigation. *Id.* Safety-Kleen thereafter terminated the employment of Messrs. Winger, Bragagnolo and Humphreys because of their participation in the fraud. Deposition of Robert Arquilla ("Arquilla Depo."), [6] 204:19-208:17 (Appendix Tab 5, pp. 257-261). As a tacit admission of his complicity in Safety-Kleen's accounting fraud, Bragagnolo said absolutely nothing in response to the Board of Directors' allegation, made at the March 4, 2000 board meeting, that Bragagnolo had participated in the fraud. Bragagnolo Depo., 35:15-36:23 (Appendix Tab 4, pp. 139-140).

Safety-Kleen filed for bankruptcy protection on June 9, 2000. Struble Aff., ¶ 2 and Exhibit A thereto, p. 2 (Appendix Tab 1, pp. 1, 6-7). At the time it filed for bankruptcy protection, the company was in default on certain of its senior securities, including the 1998 Credit Facility. *Id.* Safety-Kleen has not yet emerged from bankruptcy. *Id.*

In December 2000, thirteen of the lenders under the 1998 Credit Facility, including Georgia-resident Wachovia Bank, sued PwC in this Court, asserting a single negligent misrepresentation claim.[7] Through two amendments to their Complaint, the Plaintiffs increased

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[6] A true and correct copy of the cited excerpts of the Arquilla Depo. is attached at Tab 5 to the Appendix and incorporated herein by reference.

[7] Like Wachovia, PwC is a Georgia resident, with four offices and over 70 partners resident in the State. *See* Affidavit of Robert R. Hoppe ("Hoppe Aff."), ¶ 2 (Appendix Tab 6, p. 263). A true and correct copy of the Hoppe Aff. is attached at Tab 6 to the Appendix and incorporated herein by reference.

their number to ninety-three. These ninety-three Plaintiffs contend that PwC negligently made misrepresentations concerning the financial condition of Safety-Kleen in both the auditors' reports and the negative assurance letters and that the Plaintiffs have incurred damages (i.e., amounts due and owing under the 1998 Credit Facility) as a result. *See* Second Amended Complaint, ¶¶ 1-3.

After engaging in some discovery in this case, PwC sought and obtained leave of the Court to implead Safety-Kleen and Messrs. Winger, Bragagnolo and Humphreys as third-party defendants. PwC asserts claims against Messrs. Winger, Bragagnolo and Humphreys for contribution and indemnity. Bragagnolo has moved to dismiss the claims against him for lack of personal jurisdiction, and PwC now files this Opposition to that motion to dismiss.

III.
ARGUMENT AND AUTHORITIES

A. The Personal Jurisdiction Standard

"The Georgia long-arm statute confers personal jurisdiction over nonresidents to the maximum extent permitted by due process." *Sky Shots Aerial Photography, Inc. v. Franks*, 551 S.E.2d 805, 807 (Ga. Ct. App. 2001); *accord Delong Equipment Co. v. Washington Mills Abrasive*, 840 F.2d 843, 849 n.7 (11th Cir. 1988) ("[i]t is well established in the Eleventh Circuit and among Georgia courts that the Georgia long-arm statute is to be interpreted to the maximum limits of due process"). "The public policy of Georgia law is that our courts shall exercise jurisdiction over nonresident parties to the maximum extent permitted by procedural due process." *McDonnell v. Roy E. Beatty & Assoc., Inc.*, 418 S.E.2d 95, 102-103 (Ga. Ct. App. 1992) (internal citation omitted).

Georgia courts have developed three standards for determining whether the exercise of personal jurisdiction over a nonresident defendant comports with the Due Process Clause:

> (1) The nonresident must purposefully avail himself of the privilege of doing some act or consummating some transaction with or in the forum. It is not necessary that the defendant or his agent be physically within the forum, for an act or transaction by mail may suffice. A single event may be a sufficient basis if its effects within the forum are substantial enough to qualify under Rule 3;
>
> (2) The plaintiff must have a legal cause of action against the nonresident, which arises out of, or results from, the activity or activities of the defendant within the forum; and
>
> (3) If (and only if) the requirements of Rules 1 and 2 are established, a 'minimum contact' between the nonresident and the forum exists; the assumption of jurisdiction must be found to be consonant with the due process notions of 'fair play' and 'substantial justice.' In other words, the exercise of jurisdiction based upon the 'minimum contact' must be 'reasonable.'

Shellenberger v. Tanner, 227 S.E.2d 266, 272 (Ga. Ct. App. 1976) (footnotes omitted). Bragagnolo agrees that these rules govern this Court's determination of personal jurisdiction in this case. *See* Third-Party Defendant Michael J. Bragagnolo's Brief in Support of Motion to Dismiss for Lack of Personal Jurisdiction, p. 12.

The Georgia Supreme Court has held that "a defendant who files a motion to dismiss for lack of personal jurisdiction has the burden of proving lack of jurisdiction." *Beasley v. Beasley*, 396 S.E.2d 222, 223 (Ga. 1990). Thus, Bragagnolo bears the burden of negating each ground for personal jurisdiction that PwC has alleged. Moreover, factual disputes raised by the evidence submitted by PwC and Bragagnolo must be resolved in favor of PwC. *See Beasley*, 396 S.E.2d at 223 (factual disputes are to be resolved in favor of the plaintiff). Bragagnolo has failed to carry his burden to prove lack of jurisdiction, and, accordingly, his motion to dismiss for lack of personal jurisdiction must be denied. *Beasley*, 396 S.E.2d at 223.

B. Bragagnolo Is Subject To Personal Jurisdiction

1. Bragagnolo Purposefully Availed Himself of the Privilege of Transacting Business With Georgia Residents

Bragagnolo was the Chief Operating Officer of Safety-Kleen, and its predecessor LESI, from May 1997 through May 2000. Bragagnolo Depo., 5:1-6:10 (Appendix Tab 4, pp. 119-120). As the Chief Operating Officer, Bragagnolo was in charge of all of Safety-Kleen's operations. Bragagnolo Depo., 8:19-8:22 (Appendix Tab 4, pp. 121). Included among the operations under Bragagnolo's supervision were Safety-Kleen's facilities and personnel located in Georgia. Bragagnolo Depo., 157:23-158:23 (Appendix Tab 4, pp. 172-173). Prior to the Safety-Kleen Acquisition, LESI had at least one facility and 15-20 personnel in Georgia. Bragagnolo Depo., 159:23-160:1; 164:17-165:16 (Appendix Tab 4, pp. 174-175, 179-180). Following the Safety-Kleen Acquisition, the company operated seven facilities and had over 100 personnel in Georgia, all of which were under Bragagnolo's supervision. Bragagnolo Depo., 157:23-165:16 (Appendix Tab 4, pp. 172-179). The financial performance of these operations, together with the remaining operations of the company, were reflected in monthly reports that Bragagnolo used to track the overall financial performance of the operations of the company. Bragagnolo Depo., 9:21-11:2 (Appendix Tab 4, pp. 122-124).

As the Chief Operating Officer, Bragagnolo attended a meeting of LESI's lenders regarding the 1997 Credit Facility, held in New York, in which the financial performance of the company and the synergies expected from the Rollins Acquisition were presented to the lenders. Bragagnolo Depo., 95:20-97:14 (Appendix Tab 4, pp. 149-151). In addition, Bragagnolo acknowledges that, while he does not recall having done so, he may have attended a similar meeting of lenders regarding the 1998 Credit Facility. Bragagnolo Depo., 95:20-97:14 (Appendix Tab 4, pp. 149-151). Georgia-resident Wachovia Bank attended both of these lender meetings. Sellers Depo., 95:21-95:23, 271:14-272:14, 375:10-375:16 (Appendix Tab 2, pp. 26, 30-31, 36). Bragagnolo also acknowledges that he knew that the 1998 Credit Facility required Safety-Kleen to comply with certain financial covenants and that Safety-Kleen provided to the lenders periodic certifications regarding its compliance with those financial covenants. Bragagnolo Depo., 91:21-92:7 (Appendix Tab 4, pp. 147-148).

2. Bragagnolo Misrepresented Safety-Kleen's Financial Condition to Plaintiffs and to PwC

Although Bragagnolo knew that Safety-Kleen had failed to achieve its budgeted financial goals in 1999, Bragagnolo, together with Humphreys and Winger, misrepresented to Wachovia Bank that Safety-Kleen had, in fact, achieved its targeted synergies and was achieving its financial goals. Bragagnolo Depo., 56:14-56:21; 60:16-60:20 (Appendix Tab 4, pp. 141, 144); Sellers Depo., 84:11-85:14 (Appendix Tab 2, pp. 21-22). In addition to affirmatively providing false information to Wachovia Bank, Bragagnolo also knew of other instances of accounting fraud at Safety-Kleen and took affirmative action to ensure that that fraud remained hidden from PwC, from the Plaintiffs, and from the public.

a. Bragagnolo Approved an Unprecedented Three-Year Severance Agreement to Silence Miklich's Threat to Reveal Safety-Kleen's Accounting Fraud

In the spring of 1999, Bragagnolo traveled to New Hampshire with Robert Arquilla, Safety-Kleen's vice president of administration, to terminate the employment of John Miklich, a senior vice president who reported to Bragagnolo. Arquilla Depo., 145:12-146:10 (Appendix Tab 5, pp. 243-244). Although Bragagnolo offered Miklich an 18-month severance agreement, Miklich threatened to "tell the world what he knew" unless he received a 3-year severance agreement. Bragagnolo Depo., 198:5-204:3 (Appendix Tab 4, pp. 182-188). Neither Arquilla nor Bragagnolo even asked what Miklich meant by his threat; nonetheless, Bragagnolo quickly obtained Winger's approval of the 3-year severance agreement – which was the only such agreement in the company's history – and silenced Miklich's threat. *See* Arquilla Depo., 147:11-156:24 (Appendix Tab 5, pp. 245-254); Bragagnolo Depo., 198:5-204:3 (Appendix Tab 4, pp. 182-188). Neither Arquilla nor Bragagnolo asked what Miklich had meant by his threat because they already knew what he meant. Arquilla understood, and Bragagnolo must have understood, that Miklich – a certified public accountant – had threatened to reveal Safety-Kleen's accounting fraud. Arquilla Depo., 146:11-151:20 (Appendix Tab 5, pp. 244-249); Bragagnolo Depo., 201:18-202:2 (Appendix Tab 4, pp. 185-186). In fact, Arquilla was sufficiently concerned to contemporaneously make a private note of what had occurred on his "list of things he wanted to remember in case of an investigation of Safety-Kleen," and to then email that list to his home email address months before the actual investigation of fraud at Safety-Kleen began. *See* Arquilla Depo., 161:25-162:18 (Appendix Tab 5, pp. 255-256).

b. Bragagnolo Threatened to Fire Tim Keegan if Keegan Even Spoke with PwC About the Company's Accounting for its Harbor Dredging Claims

Bragagnolo admits that he was aware that Safety-Kleen had booked as revenue some portion of the $27 million in revenues that Safety-Kleen hoped to recover as a result of certain contractual claims that Safety-Kleen had against the Army Corps of Engineers, the Port Authority of New York and New Jersey, and others with respect to Safety-Kleen's harbor dredging operations. *See* Bragagnolo Depo., 21:12-28:23 (Appendix Tab 4, pp. 129-136). Bragagnolo also admits that he had obtained an opinion from Arup Bose, Safety-Kleen's lawyer who was handling those claims, that approximately 60% of the $27 million in claims was reasonably probable of collection. Bragagnolo Depo., 21:12-28:23 (Appendix Tab 4, pp. 129-136). Bragagnolo claims not to have known how much Safety-Kleen actually booked as revenue with regard to these claims. But those who were responsible for the harbor dredging operations

– and who reported to Bragagnolo – knew that the entire $27 million had been booked as revenue. *See* Bragagnolo Depo., 19:17-20:6, 21:12-28:23 (Appendix Tab 4, pp. 127-136); Affidavit of Greg Phillips ("Phillips Aff."),[8] ¶¶ 4-6 and Exhibit A thereto, at pages 1-2 (Appendix Tab 7, pp. 265-268). In fact, Tim Keegan, who was responsible for the harbor operations and who reported directly to Bragagnolo, told the lawyers who conducted the fraud investigation at Safety-Kleen that the harbor dredging claims were uncollectible, that Safety-Kleen had "been cooking the books at Harbor since the day they bought it," and that "Bragagnolo told Keegan that if he talked to auditors about the harbor, [he would] be fired." Phillips Aff., Exhibit A, at pages 2, 4 (Appendix Tab 7, pp. 268, 270). Not only did Keegan tell the investigators that Safety-Kleen had cooked the books regarding harbor revenues, Keegan also told Bragagnolo. *See* Bragagnolo Depo., 178:11-178:23 (Appendix Tab 4, pp. 181) (admitting that Keegan told him that the amount of the harbor claims that had been booked as revenue exceeded the amount that was probable of recovery). Keegan also told the lawyers conducting the fraud investigation that Bragagnolo was aware that Safety-Kleen had booked future revenue without also booking the associated expenses.[9] Phillips Aff., Exhibit. A, at page 3 (Appendix Tab 7, p. 269). Bragagnolo acknowledges that doing so would have been improper. Bragagnolo Depo., 32:11-33:21 (Appendix Tab 4, pp. 137-138).

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8 A true and correct copy of the Phillips Aff. and Exhibit A thereto is attached at Tab 7 to the Appendix and incorporated herein by reference.

9 Specifically, Keegan stated that he "recalled in particular one monthly meeting[] with Ken [Winger], Paul [Humphreys], and Mike [Bragagnolo], to go over operations results. According to Keegan, what had happened was that in a previous month, Paul, Ken/Mike had recorded future revenue at the Harbor without also booking the associated expenses. This caused a drop in the run rate, which caused Mike to get agitated and start questioning Keegan. At that point Paul [Ken?] interrupted and said 'Mike, you know what that's about.' To which Mike replied, 'Oh, yeah.'" Phillips Aff., Exhibit A, at page 3 (Appendix Tab 7, p. 269).

c. Bragagnolo Knew That Safety-Kleen's Internal Financial Statements Reflected EBITDA for the Second Quarter of Fiscal 1999 That was Over $45 Million Less Than had Been Publicly Reported

Although he denies it, Bragagnolo had to know that a key financial measure that Safety-Kleen reported to the public for the second quarter of fiscal 1999 exceeded by over $45 million, or 43%, the figure reflected for that same period in subsequent internal, facility-level financial statements. Yet he reported this discrepancy to no one.

Each month during his tenure as Chief Operating Officer of Safety-Kleen, Bragagnolo received facility-level financial statements for all of the operations under his supervision. Bragagnolo Depo., 9:21-11:2 (Appendix Tab 4, pp. 122-124). At the end of each quarter, he received and reviewed facility-level financial statements that reflected, among other things, the EBITDA number – i.e., "earnings before interest, taxes, depreciation, and amortization" – for each individual facility and for the company as a whole for the quarter just ended, as well as for the previous quarter. Bragagnolo Depo., 58:12-59:15, 64:9-65:17, 104:10-106:3 (Appendix Tab 4, pp. 142-143, 145-146, 152-154). This EBITDA figure was the primary measure that Bragagnolo used to evaluate the performance of the operations under his supervision. Bragagnolo Depo., 58:12-58:22 (Appendix Tab 4, pp. 142).

The final EBITDA figure for the entire company reflected on the facility-level financial statements for the quarter ended February 28, 1999 ("2Q99") was $105,934,000. Bragagnolo Depo., 117:5-117:8 and Exhibit 935, at SAKL 71 01321 (Appendix Tab 4, pp. 160, 204). This EBITDA figure was very close to the EBITDA figure – $107,544,000 – derived from the financial results that Safety-Kleen filed with the SEC and reported to the public through its Form 10-Q for that same quarter. Bragagnolo Depo., 112:24-117:15 and Exhibit 936, p. 2 (Appendix

Tab 4, pp. 155-160, 207).[10] And Bragagnolo had to expect that the two figures would be very close, given that Bragagnolo knew that the numbers reported to the public were based on the numbers reflected in the facility-level financial statements. Bragagnolo Depo., 15:10-16:25 (Appendix Tab 4, pp. 125-126). Three months later, the 3Q99 facility-level financial statements that Bragagnolo would have received and reviewed in the regular course of business showed that the EBITDA figure for the previous quarter – i.e., 2Q99 – was only $60,893,000. Bragagnolo Depo., 118:1-122:11 and Exhibit 937, at SAKL 4 00699 (Appendix Tab 4, pp. 161-165, 240). This 2Q99 EBITDA figure (shown as the EBITDA figure for the previous quarter on the 3Q99 facility-level financial statements) was over $45 million and 43% less than the 2Q99 EBITDA figure that Bragagnolo knew to have been reported to the public in the 2Q99 Form 10-Q. Bragagnolo Depo., 118:1-128:12 and Exhibits 936-937 (Appendix Tab 4, pp. 161-171, 207, 240). Yet Bragagnolo made no effort to explore or rectify this discrepancy.

2. Bragagnolo's Transactions With Georgia Residents Give Rise to PwC's Claims Against Him

In its contribution and indemnity claims against Bragagnolo, PwC contends that any damages that the Plaintiffs seek to recover from PwC were caused, in whole or in part, by Bragagnolo. The evidence set out above, as well as the unrefuted allegations of the Third-Party Complaint, demonstrates that Bragagnolo knew of the accounting fraud at Safety-Kleen, failed to report that fraud to PwC or to anyone else, and, in fact, took affirmative steps to ensure that personnel reporting to him did not make the accounting fraud known to PwC or to the public. Bragagnolo's conduct obviously hindered PwC's ability to detect and report the accounting fraud

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[10] Using the 10-Q, EBITDA is calculated by adding together the amounts for "operating income" and "depreciation and amortization." Bragagnolo Depo., 115:4-116:12 (Appendix Tab 4, pp. 158-159).

to the public, including Georgia-resident Wachovia Bank. Bragagnolo's conduct further enabled Safety-Kleen to falsely certify to its lenders under the 1998 Credit Facility, including Georgia-resident Wachovia Bank, that the company was in compliance with its financial covenants. As such, PwC's contribution and indemnity claims against Bragagnolo arise from Bragagnolo's purposeful contacts and interactions with Safety-Kleen's lenders, including Wachovia Bank, and with PwC.

3. The Exercise of Personal Jurisdiction Over Bragagnolo is Reasonable

In weighing the reasonableness of exercising jurisdiction over a non-resident tortfeasor such as Bragagnolo, the Georgia courts have identified several relevant factors:

> If a defendant has established minimum contacts, the court may then evaluate other factors that impact on the reasonableness of asserting jurisdiction, such as the burden on defendant, the forum state's interest in adjudicating the dispute, plaintiff's interest in obtaining convenient and effective relief, the interstate judicial system's interest in obtaining the most efficient resolution of controversies, and the shared interest of the states in furthering substantive social policies.

McDonnell, 418 S.E.2d at 102-103. The balance of these factors weighs in favor of adjudicating Bragagnolo's responsibility for Plaintiffs' alleged damages as part of this suit.

First, this Court will be adjudicating the alleged liability of PwC, Paul Humphreys, and Kenneth Winger for Plaintiffs' alleged damages.[11] Since Bragagnolo participated in the accounting fraud carried out by Humphreys and Winger, i.e. the same accounting fraud that the Plaintiffs now allege that PwC's audits negligently failed to detect, this Court and this State

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[11] The Court should also adjudicate the liability of Safety-Kleen. As discussed in PwC's Motion to Stay All Pretrial Deadlines, filed April 29, 2002, PwC is appealing the bankruptcy court's ruling that, effectively, precludes PwC from proceeding with its Third-Party Complaint against Safety-Kleen without first obtaining leave of the bankruptcy court. In the interim, PwC is also seeking leave of the bankruptcy court to proceed with its claims against Safety-Kleen in this case.

certainly has an interest in adjudicating the liability of all alleged co-tortfeasors – including Winger, Bragagnolo and Humphreys – together in the same lawsuit.

Second, it is in the interests of PwC and the interstate judicial system to adjudicate the liability of Messrs. Winger, Bragagnolo and Humphreys in this lawsuit. Segregating any one of these three from this lawsuit will unnecessarily increase the burden imposed by the present dispute, because PwC will be forced to follow this lawsuit through to its conclusion, and then, if a judgment is entered against PwC, relitigate the same issues against Bragagnolo in a separate lawsuit in another forum. Certainly, judicial efficiency is served by litigating these issues only once, against all alleged co-tortfeasors, including Bragagnolo, in this case.

IV. CONCLUSION

Bragagnolo has not, and cannot, carry his burden of negating the grounds for personal jurisdiction raised by PwC's claims against him. The evidence that PwC has presented demonstrates that Bragagnolo participated in Safety-Kleen's business transactions with Georgia-resident Wachovia Bank and that he knew of, and participated in, misrepresentations made to Wachovia Bank, PwC and others regarding Safety-Kleen's financial condition. PwC has demonstrated that its claims against Bragagnolo arise from Bragagnolo's tortious conduct and that the exercise of personal jurisdiction over Bragagnolo in this case is reasonable. While PwC's evidence is unrefuted, even if Bragagnolo were able to adduce contradictory evidence, any resulting conflicts in the evidence must be resolved in PwC's favor. Accordingly, his motion to dismiss for lack of personal jurisdiction must be denied.

WHEREFORE, defendant PwC respectfully requests that the Court deny Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss.

DATE: May ___, 2002.

Respectfully submitted,

ALSTON & BIRD LLP

By: ______________________________
William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
Jack P. Smith III
Georgia. Bar No. 659999

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT AND THIRD PARTY PLAINTIFF PRICEWATERHOUSECOOPERS LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this the 10th day of May, 2002, served upon all parties of record the foregoing **Response in Opposition to Third Party Defendant Michael J. Bragagnolo's Motion to Dismiss** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Stephen D. Susman, Esq. E. Lawrence Vincent, Esq. **Susman Godfrey, L.L.P.** 901 Main Street, Suite 4100 Dallas, Texas 75202-3775 **ATTORNEYS FOR PLAINTIFFS**	Tony L. Axam, Esq. **Axam, Adams and Secret** 1280 W. Peachtree St., Suite 310 Atlanta, Georgia 30309 **LOCAL COUNSEL FOR PLAINTIFFS**
Daniel J. Hurson, Esq. J. Andrew Keyes, Esq. **Williams & Connolly LLP** 725 12th Street, N.W. Washington, D.C. 20005-5901 **ATTORNEYS FOR SAFETY-KLEEN**	Peter L. Murphy, Esq. **The Law Offices of Peter L. Murphy** 917 Calhoun Street P.O. Box 1428 Columbia, SC 29202

Paul R. Humphreys 292 Douglas Ridge Green SE Calgary, AB, T2Z3A7 Canada **THIRD-PARTY DEFENDANT *PRO SE***	Michael S. Reeves, Esq. Blake H. Frye, Esq. Christine A. Carson, Esq. **Gorby, Reeves, Peters & Burns, P.C.** 945 East Paces Ferry Road, Suite 2150 Atlanta, GA 30326 **ATTORNEYS FOR MICHAEL J. BRAGAGNOLO**

Kristine M. Brown / by MLS with express permission

Kristine McAlister Brown

50153762_1

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORP., et al.,

Third-Party Defendants.

CIVIL ACTION NO. 00 VS 012679 F

MOTION FOR DEFAULT JUDGMENT AGAINST THIRD-PARTY DEFENDANT KENNETH W. WINGER

Pursuant to O.C.G.A. § 9-11-55 and Uniform State Court Rule 15, Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC") hereby moves the Court for entry of a default judgment against Third-Party Defendant Kenneth W. Winger. In support of this Motion, PwC shows the Court as follows:

1. In the Third-Party Complaint, PwC asserts claims for contribution and indemnity against Winger. Winger was personally served with the Third-Party Complaint, in accordance with the requirements of Georgia law, at his residence in Canada on January 30, 2002. *See* Certification of Jack P. Smith at ¶ 1(attached hereto as Exhibit "A").

2. Pursuant to O.C.G.A. § 9-11-12, Winger's Answer to the Third-Party Complaint was due on or before March 1, 2002. Winger neither filed nor served an

answer during this time period. *See* Certification of Jack P. Smith at ¶ 2. O.C.G.A. § 9-11-55 provides that a "case shall automatically become in default" if the answer is not filed within the period allowed by law or within the extension of this period. Thus, Winger was automatically in default on March 2, 2002.

3. O.C.G.A. § 9-11-55 further provides a defendant with a 15-day grace period during which the defendant may automatically open a default by filing an answer and paying costs. Winger's fifteen-day grace expired on March 18, 2002. Winger did not file an answer during this grace period. *See* Certification of Jack Smith at ¶ 2. Indeed, as of the date of this Motion, Winger has submitted no defensive pleading in this action. *Id.* PwC is therefore entitled to a default judgment against Winger. *See Sidwell v. Sidwell*, 237 Ga. App. 716, 515 S.E.2d 634 (1999) (stating that when 15-day grace period expires, moving party is entitled, as a matter of law, to verdict and judgment by default as if every item and paragraph of its complaint is supported by proper evidence).

WHEREFORE, PwC moves this Court for entry of a default judgment against Kenneth W. Winger for any and all amounts awarded to Plaintiffs and against PricewaterhouseCoopers LLP as a result of Plaintiffs' claims against Defendant PricewaterhouseCoopers LLP in this case, subject to the provisions of O.C.G.A. § 9-11-55(a).

Respectfully submitted this 20 day of May, 2002.

ATL01/11183358v3

By: [signature]
William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
Jack P. Smith III
Georgia Bar No. 659999

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

JUDGMENT BY DEFAULT AGAINST THIRD-PARTY DEFENDANT KENNETH W. WINGER

Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP having served a Third-Party Complaint against Third-Party Defendant Kenneth W. Winger on January 30, 2002, and Third-Party Defendant Kenneth W. Winger having failed to make any defensive pleading in response to said Third-Party Complaint in the time allotted by O.C.G.A. § 9-11-55, upon Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP's Motion for Default Judgment Against Third-Party Defendant Kenneth W. Winger,

IT IS HEREBY ORDERED AND ADJUDGED that PricewaterhouseCoopers LLP have judgment against Kenneth W. Winger for any and all amounts awarded to Plaintiffs and against PricewaterhouseCoopers LLP as a result of Plaintiffs' claims against Defendant PricewaterhouseCoopers LLP in this case.

SO ORDERED this _____ day of __________, 2002.

____

Judge, State Court of Fulton County

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this the 20 day of May, 2002, served upon all parties of record the foregoing **Motion for Default Judgment Against Third-Party Defendant Kenneth W. Winger** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael S. Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susmān Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel J. Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith

Jack P. Smith III

ATL01/11183358v3

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CERTIFICATION FOR DEFAULT JUDGMENT PURSUANT TO UNIFORM STATE COURT RULE 15

I, Jack P. Smith III, represent Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP in the above-captioned matter and certify as follows:

1. As established by the Proof of Service filed with the Court on February 13, 2002, attached, Third-Party Defendant Kenneth W. Winger was personally served with process in this matter on January 30, 2002.

2. As of this date, Kenneth W. Winger has neither served nor filed a defensive pleading in this action.

This 17 day of May, 2002.

JP Smith

Jack P. Smith III
Ga. Bar No. 659999
Alston & Bird LLP
1201 W. Peachtree St.
Atlanta, GA 30309
Tel.: 404-881-7000
Fax.: 404-881-7777

Counsel for Defendant
PricewaterhouseCoopers LLP

Sworn to and subscribed before me
this 17 of May, 2002.

Notary Public
My commission expires 10/3/05.

ATL01/11183358v3

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

02 FEB 13 PM 3:31

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

To the Clerk of Court:

PROOF OF SERVICE

Attached are the proofs of service upon Third-Party Defendants the Safety-Kleen Corporation; Kenneth W. Winger; Michael J. Bragagnolo; and Paul R. Humphreys.

JP Smith

Jack P. Smith III
Alston & Bird LLP
1201 W. Peachtree St.
Atlanta, GA 30309
(404) 881-7000

Counsel for Defendant
PricewaterhouseCoopers LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND;VAN KAMPEN CLO I., LTDD., VAN KAMPEN CLO II, LTD; EATON VANCE SENIOR DEBT PORTFOLIO' OAK HILL SECURITIES FUND, LP;ARCHIMEDES FUNDING; L.L.C. ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SECQUILS-ING 1 (HBDTGM), LTD; ML CLO XII PILGRIM AMERICA (CAYMAN), LTD., (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD.; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.;

CIVIL ACTION NO.
00-VS-012679F

PPM SPYGLASS FUNDING TRUST; OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE CO.; CYPRESS TREE INVESTMENT PARTNERS I, LTD.; CYPRESS TREE INVESTMENT PARTNERS II LTD.; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; CAISSEE DE DEPOT ET PLACEMENT du QUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH; ARK-CLO 2000-1, LTD.; BAYERISCHE HYPO-UND VEREINSBANK AG, NEW YORK; CITIBANK, N.A.; CITY NATIONAL BANK; KZH CRESCENT-2 LLC; KZH CRESCENT-3 LLC; KZH CYPRESS TREE-1 LLC; KZH ING-1 LLC; KZH ING-2 LLC; KZH LANGDALE LLC; KZH RIVERSIDE LLC; KZH SHOSHONE LLC; OCTAGON INVESTMENT PARTNERS II, LLC; OCTAGON INVESTMET PARTNERS III, LLC; TEXTRON FINANCIAL CORP.; MITSUBISHI TRUST & BANKING CORP.; AG CAPITAL FUNDING PARTNERS, LP; APPALOOSA INVESTMENT LP 1; BANKERS TRUST CO.; BAUPOST GROUP SECURITIES, LLC; BEAR STEARNS & CO.; INC.; CAPTIVA 2 FINANCE; CHASE MANHATTAN BANK; CONTINENTAL ASSURANCE CO.; CREDIT LYONNAIS CAYMAN ISLAND

BRANCH; CRESCENT/MACH 1 PARTNERS LP; FRANKLIN MUTUAL ADVISORS, LLC; GSC RECOVERY II LP; GSCP RECOVERY, INC.; KENSINGTON INTERNATIONAL, LTD.; PALOMINO FUND LTD.; SILVER OAK CAPITAL, LLC; SEQUILS 1, LTD.; INDOSUEZ CAPITAL FUNDING IIA, LTD., INDOSUEZ CAPITAL FUNDING III, LTD.

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,

Third-Party Defendants,

AFFIDAVIT OF SERVICE OF RALPH PORCO

I, Ralph Porco, Process Server, of the City of Toronto in the Province of Ontario;

MAKE OATH AND SAY:

1. ON January 30th, 2002 at 5:50 P.M. I served KENNETH W. WINGER, Personally with the THIRD PARTY COMPLAINT, SUMMONS, COMPLAINT, FIRST AMENDED COMPLAINT, SECOND AMENDED COMPLAINT and ANSWER by leaving a copy of each with KENNETH W. WINGER at 71 Reynolds Street, Oakville, Ontario.

2. I was able to identify the person by means of his verbal acknowledgment to me that he was in fact KENNETH W. WINGER.

SWORN BEFORE ME At The City of Toronto in the Province of Ontario on February 1st, 2002

Ralph Porco

A Notary Public in and for the Province of Ontario
Barrister & Solicitor

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO, Third-Party Defendants.	CIVIL ACTION FILE NO.: 00-VS-012679-F

ORDER DENYING THIRD-PARTY DEFENDANT MICHAEL BRAGAGNOLO'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

This matter is before the Court on Third-Party Defendant Michael Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction. Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC") has filed a response and evidence in opposition to the motion.

Background

Plaintiffs, including Georgia resident Wachovia Bank, lenders to Laidlaw Environmental Services, Inc. ("Laidlaw") and its successor, Safety-Kleen Corporation ("Safety-Kleen"), filed their original Complaint on December 13, 2000 against PwC for negligent misrepresentation.[1] Plaintiffs allege they relied on the integrity of audited financial statements prepared by PwC, as well as the reputation, competence, and due professional care of PwC and PwC's auditors' reports and compliance certifications in their decision to extend loans and credit to Laidlaw and Safety-Kleen. (Plaintiffs' Complaint, ¶ 3). Plaintiffs claim that PwC's auditors' reports and certifications were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to standards of its profession. (Id.). As a direct and proximate result of their reliance on PwC's negligent misrepresentations, Plaintiffs allege they have suffered damages. (Id., ¶ 45).

On January 23, 2002, PwC filed a Third-Party Complaint for contribution and indemnity against Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys") and Michael J. Bragagnolo ("Bragagnolo"), the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-Kleen and its predecessor in interest, Laidlaw. (Third-Party Complaint, ¶ 1). PwC alleges that Plaintiffs' damages were caused by the tortious acts of the Third-Party Defendants and that the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC (Id., ¶¶ 45, 47).

PwC alleges that the Court has jurisdiction over the Third-Party Defendants in that they "performed one or more tortious acts in the State of Georgia, and have an impact on Georgia resident[s]..." (Id., ¶ 12). PwC alleges that Bragagnolo participated in accounting fraud that (1)

---

[1]Two amendments to the Complaint have increased the number of Plaintiffs to ninety-three.

induced PwC to issue "clean" auditors' reports on Safety-Kleen's financial statements and (2) that induced the Plaintiffs, including Georgia resident Wachovia Bank, to loan Safety-Kleen more than $1 billion.

Bragagnolo was served with a copy of the Third-Party Complaint on February 4, 2002, at his residence in Canton, Michigan. On March 6, 2002, Bragagnolo filed his special appearance to contest jurisdiction and Answer asserting affirmative defenses including lack of personal jurisdiction.

Safety-Kleen terminated Bragagnolo's employment prior to the filing of this action. (Deposition of Robert Arquilla, pp. 204-208). He has not been employed by Safety-Kleen since August 31, 2000. (Affidavit of Michael J. Bragagnolo, ¶ 2). Bragagnolo resided in South Carolina during his employment with Laidlaw and Safety-Kleen, and he has never resided in Georgia. (Id.).

Bragagnolo states that he did not conduct any business within the State of Georgia during his term of employment with Laidlaw and Safety-Kleen, he did not visit any facility of either company in the State of Georgia, and he did not participate in any business meetings of either company in the State of Georgia. He recalls that he was in Georgia solely to change airplanes at the Atlanta airport. (Id., ¶ 3).

Bragagnolo further states that he does not nor has he ever owned any real property in the State of Georgia. (Id., ¶ 4). He states that he does not now, nor has he ever transacted business in the State of Georgia, and he does not now, nor has he ever regularly done or solicited business or engaged in any other persistent course of conduct, or derived substantial revenue from goods used or consumed or services rendered in the State of Georgia. (Id., ¶ 5).

Bragagnolo states that he does not now, nor has he ever advertised in the State of Georgia, targeted Georgia residents for business or made any direct sales efforts with respect to Georgia residents. (Id., ¶ 6). He states that he does not now, nor has he ever had or worked in any offices nor had any personal employees or a personal registered agent for service of process in the State of Georgia. (Id., ¶ 7).

Bragagnolo states that he did not specifically direct reports or representations to Georgia residents concerning Safety-Kleen's financial condition and practices. (Id., ¶ 8). He states that he did not prepare or sign the Financial Statements nor did he prepare or sign any of the other financial filings referred to by the Third-Party Plaintiff in its Complaint. (Id., ¶¶ 9, 10).

PwC states that Bragagnolo purposefully availed himself of the privilege of transacting business with Georgia residents. As Chief Operating Officer of Safety-Kleen and its predecessor Laidlaw, Bragagnolo was in charge of all of Safety-Kleen's operations, including Safety-Kleen's facilities and personnel located in Georgia. (Bragagnolo Deposition, pp. 8, 157-158). Prior to acquiring Safety-Kleen, Laidlaw had at least one facility and 15-20 personnel in Georgia. (Id., pp. 159-160, 164-165). Following the Safety-Kleen acquisition, the company operated seven facilities and had over 100 personnel in Georgia, all of which were under Bragagnolo's supervision. (Id., pp. 157-165). The financial performance of these operations was reflected in monthly reports that Bragagnolo used to track the overall financial performance of the operations of the company. (Id., pp. 9-11).

PwC asserts that Bragagnolo misrepresented Safety-Kleen's financial condition to PwC and to Plaintiffs, including Georgia resident Wachovia Bank. Although he knew that Safety-Kleen had failed to achieve its budgeted financial goals in 1999, he misrepresented to Wachovia

Bank that it was achieving its financial goals. (Bragagnolo dep., pp. 56, 60; Sellers dep., pp. 84-85).

As Chief Operating Officer, Bragagnolo attended a meeting of Laidlaw's lenders regarding the acquisition of Safety Kleen in 1997 and possibly 1998. The financial performance of the company and the synergies expected from the acquisition were presented to the lenders. (Bragagnolo dep., pp. 95-97). Georgia resident Wachovia Bank attended both of these lender meetings. (Sellers dep., pp. 95, 271-272, 375). Bragagnolo acknowledges that he knew that the 1998 credit facility for the Safety-Kleen acquisition required Safety-Kleen to comply with certain financial covenants and that Safety-Kleen provided to the lenders certifications regarding its compliance with those financial covenants. (Id., pp. 91-92).

PwC states that although Bragagnolo denies it, he had to know that a key financial measure that Safety-Kleen reported to the public for the second quarter of fiscal 1999 exceeded by over $45 million or 43%, the figure reflected for the same period in subsequent internal, facility-level financial statements. (Id., pp. 9-11, 15-16, 58, 64-65, 104-106, 112-117, 118-122). PwC states that Bragagnolo failed to disclosed this information.

Standard of Review

On a motion to dismiss for lack of personal jurisdiction, the movant bears the burden of proof. Genesis Research Institute, Inc. v. Roxbury Press, Inc., 247 Ga. App. 744 (2000). Disputes of fact are resolved in favor of the plaintiff. Id. The motion to dismiss must be denied if plaintiff alleges sufficient facts to support a reasonable inference that the defendant can be subjected to the jurisdiction of the court. Jackam v. Hosp. Corp. of America Mideast, Ltd., 800 F. 2d 1577, 1579 (11th Cir. 1986).

Pursuant to O.C.G.A. § 9-10-91 a "court of this state may exercise personal jurisdiction over any nonresident or his executor or administrator, as to a cause of action arising from any of the acts, omissions, ownership, use, or possession enumerated in this Code section, in the same manner as if he were a resident of this state, if in person or through an agent he: (1) Transacts any business within this state; (2) Commits a tortious act or omission within this state,... (3) Commits a tortious injury in this state caused by an act or omission outside this state if the tort-feasor regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state;..."

It is sufficient if either the tortious act or the resulting injury occurs inside the state. Coe & Payne Co. v. Wood-Mosaic Corp., 230 Ga. 58 (1973). Activity which will support the exercise of jurisdiction over the non resident in a tort action need not be so extensive as to meet the definitional requirements of subsection one. Shellenberger v. Tanner, 138 Ga. App. 399, 411 (1976)

The court should make a two part inquiry to determine whether a defendant may be haled into the forum. First, the court should determine whether the provisions of the long arm statute are satisfied. If so, the court should determine whether the non resident defendant has sufficient "minimum contacts" with the forum state to satisfy constitutional due process standards, thus ensuring that "maintenance of the suit does not offend traditional notions of fair play and substantial justice." Horsley v. Feldt, et al., 128 F. Supp 2d 1374, 1377-1378 (2000), quoting Int'l Shoe v. Washington, 326 U.S. 310, 316 (1945). There must be evidence that Defendant purposely availed himself of the privilege of conducting activities within this state. Burger King Corp. v. Rudzewicz, 471 U.S. 462, 474 (1985); SES Industries, Inc. v. Intertrade Packaging

Machinery Corp., 236 Ga. App. 418, 420 (1999). The five "fairness factors" are: the burden on the defendant, the forum state's interest in adjudicating the dispute, the plaintiff's interest in obtaining convenient and effective relief, the interstate judicial system's interest in obtaining the most efficient resolution of controversies and the shared interest of the several states in furthering fundamental social policies. World-Wide Volkswagen Corp. v. Woodson, 444 U.S. 286, 292 (1980).

If the "long arm statute confers personal jurisdiction to the limits of the Due Process Clause, the Court may pass over analysis of the statute and exercise jurisdiction where the constitutional requirements are satisfied. Although there has been some debate about the reach of the Georgia long arm statute, both state and federal courts considering this issue in recent years have uniformly held that the Georgia long arm statute is intended to exercise jurisdiction over non-resident defendants to the maximum extent permissible under the Due Process Clause of the United States Constitution" Horsley, supra at 1378, citing Allstate Ins. Co. v. Klein, 262 Ga. 599 n.1 (1992)(other citations omitted). See HTL Sp. Z O. O. v. Nissho Corp., 245 Ga. App. 625, 626 (2000), cert. denied Feb. 2, 2001.

Georgia courts have interpreted the long arm statute most liberally to uphold jurisdiction. Shea/Rustin. Inc. v. Home Fashion Guild Ltd., 135 Ga. App. 88 (1975) citing J.C. Penney Co. v. Malouf Co., 230 Ga. 140; Davis Metals. Inc. v. Allen, 230 Ga. 623, 626 (1973).

Analysis

Based on a review of the record, the Court finds that PwC has alleged sufficient facts to satisfy the requirements of the long arm statute for jurisdiction over Bragagnolo; namely, O.C.G.A. § 9-10-91(3). See Coe, supra. If, as PwC alleges, Bragagnolo knew or should have known that false, misleading or fraudulent financial reports concerning Safety Kleen's financial condition were issued, and were circulated to potential Laidlaw lenders, and if as PwC alleges, Wachovia Bank, a Georgia resident and lender, was present at meetings attended by Bragagnolo regarding the acquisition of Safety Kleen by Laidlaw, then construing the facts in a light most favorable to PwC, as the Court must, PwC has come forward with facts to support a reasonable influence that Bragagnolo may have committed a tortuous injury in this State caused by acts or omissions outside the State, while either engaging in a persistent course of conduct toward a Georgia resident, or deriving substantial revenue from services rendered by a Georgia resident.

Therefore, having determined that the requirements for long arm jurisdiction to have been met, the Court must next determine whether Bragagnolo had sufficient minimum contacts with Georgia to satisfy constitutional due process standards. PwC argues that the exercise of personal jurisdiction over Bragagnolo is reasonable because a balancing of the fairness factors weighs in favor of adjudicating Bragagnolo's liability for Plaintiffs' alleged damages as part of this suit. Pwc alleges that Bragagnolo participated in the accounting fraud carried out by Humphreys and Winger (who have not contested jurisdiction), which is the same fraud that Plaintiffs allege PwC's audits negligently failed to detect. PwC contends that this Court has an interest in adjudicating the liability of all alleged co-tortfeasors, including, Bragagnolo, together in the same lawsuit. Otherwise, segregating any one of these would unnecessarily increase the burden imposed by the present dispute, because PwC will be forced to relitigate the same issues in a separate lawsuit if Plaintiffs prevail in the present one which would not serve the interest of the interstate judicial system.

Bragagnolo argues that exercise of personal jurisdiction over him by this Court would offend due process. He states that he did not purposefully avail himself of the opportunity of conducting activities with or in Georgia, did not conduct any business in Georgia, did not reside in or visit Georgia for any purpose related to the claims in PwC's Third-Party Complaint, did not advertise or solicit business in Georgia and did not benefit economically or otherwise from any goods used or services rendered in Georgia. (Id., ¶¶ 2-5). Bragagnolo argues that the burden of traveling from Michigan to a state in which he has no contacts would be substantial.

Bragagnolo also contends that PwC's unilateral activity, in creating allegedly misleading auditors' reports and certifications, forms no basis for personal jurisdiction over him. Although he concedes that PwC's unilateral actions allegedly involve or somehow relate to him, he states that he did not conduct any activity with or in Georgia. Although PwC has alleged a connection between Bragagnolo and PwC, he contends there is no contact between Bragagnolo and Georgia.

Based on the foregoing, and considering the above enumerated fairness factors, the Court finds that Bragagnolo has sufficient minimum contacts with this State and that: this Court has an interest in adjudicating the dispute; that PwC has an interest in obtaining convenient and effective relief by and among joint tortfeasors in one action; and, that such interests outweigh the minimal burden on Braganolo to defend this action in this Court. Accordingly, Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction is **DENIED**.

SO ORDERED, this 30th day of May, 2002.

30 May 2002

Judge Susan B. Forsling
State Court of Fulton County

Fulton County, Georgia

Copies to:

Michael S. Reeves, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns, P.C.
Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, Georgia 30326

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
Jack P. Smith III, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Stephen D. Susman, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey, L.L.P
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

Tony L. Axam, Esq.
Axam, Adams and Secret
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq
The Law Offices of Peter L. Murphy
Post Office Box 1428
Columbia, South Carolina 29202

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

JUDGMENT BY DEFAULT AGAINST THIRD-PARTY DEFENDANT KENNETH W. WINGER

Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP having served a Third-Party Complaint against Third-Party Defendant Kenneth W. Winger on January 30, 2002, and Third-Party Defendant Kenneth W. Winger having failed to make any defensive pleading in response to said Third-Party Complaint in the time allotted by O.C.G.A. § 9-11-55, upon Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP's Motion for Default Judgment Against Third-Party Defendant Kenneth W. Winger,

IT IS HEREBY ORDERED AND ADJUDGED that PricewaterhouseCoopers LLP have judgment against Kenneth W. Winger for any and all amounts awarded to Plaintiffs and against PricewaterhouseCoopers LLP as a result of Plaintiffs' claims against Defendant PricewaterhouseCoopers LLP in this case.

SO ORDERED this 28th day of May, 2002.

Susan B. Forsling

Judge, State Court of Fulton County

FILED IN OFFICE
MAY 2002

ATL01/11183358v3

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

FILED IN OFFICE
-5 2002
DEPUTY CLERK STATE COURT
FULTON COUNTY, GA

THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S REPLY BRIEF IN SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Winger (CEO) and Humphreys (CFO) were responsible for financial reporting. Bragagnolo (COO) was responsible for operations. The division of responsibility within the company was express and clear. Bragagnolo had his hands full with the operational aspects of merging two disparate companies whose incompatible cultures were forcefully combined in a hostile take over. He spent 55-60 hours per week taking care of operational issues. Bragagnolo was not involved in the preparation of any financial reports or the dissemination of financial information.

There is no allegation Bragagnolo committed tortious conduct in Georgia. Further, the evidence does not show that Bragagnolo committed tortious conduct outside Georgia which caused injury in Georgia **and** that Bragagnolo regularly did or solicited business in Georgia.

PwC argues that factual disputes raised by the evidence must be resolved against Bragagnolo. Then, in an effort to raise disputes, PwC engages in wholesale misstatement of the evidence.

A. PWC HAS FAILED TO PRODUCE SPECIFIC EVIDENCE THAT THE EXERCISE OF JURISDICTION COMPORTS WITH DUE PROCESS *AND* THAT BRAGAGNOLO COMMITTED ONE OF THE ACTS SET FORTH IN GEORGIA'S LONG-ARM STATUTE.

"Georgia courts will exercise personal jurisdiction over a non-resident defendant only if (a) the exercise of jurisdiction comports with due process *and* (b) the non-resident defendant has committed, in person or through an agent, one of the acts set forth in O.C.G.A. § 9-10-91." Rudo v. Stubbs, 221 Ga. App. 702, 703, 472 S.E.2d 515, 516 (1996) (emphasis in original). PwC must allege jurisdiction pursuant to the Georgia Long Arm Statute **and** demonstrate that due process requirements are met. Bragagnolo does not agree that the three standards listed on page eight (8) of PwC's brief govern the Court's determination of personal jurisdiction in this case. See Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976). Instead, this is merely a helpful tool to determine whether the exercise of personal jurisdiction over a nonresident defendant comports with the due process. Simply alleging due process has not been violated is only half the analysis. PwC has completely failed to show that Bragagnolo committed one of the acts set forth in O.C.G.A. § 9-10-91.

1. **PwC has failed to plead that jurisdiction is proper.**

"[T]he defendant must negate each ground for jurisdiction **that has been pled.**" (PwC Response Brief, p. 1). Here, PwC asserts only one paragraph with respect to jurisdiction in its Third-Party Complaint:

> "This Court has jurisdiction over the Third-Party Defendants in that they individually and collectively **performed one or more tortious acts in the State of Georgia**, and having an impact on Georgia residents PwC, numerous PwC partners, and one or more Plaintiffs, that give rise to the claims at issue in this Third-Party Complaint." (Third-Party Complaint, ¶ 12) (emphasis added).

PwC has failed to refute Bragagnolo's affidavit and deposition testimony that he never performed any tortious acts in the State of Georgia. In fact, the undisputed evidence is that Bragagnolo was never in Georgia at the time of the alleged tortious acts, except for the sole purpose of changing airplanes at the Atlanta airport. Bragagnolo never visited any facility of Laidlaw or Safety-Kleen and never participated in person in any business meeting of either company within the State of Georgia. (Bragagnolo Affidavit, ¶¶ 2, 3; Bragagnolo Deposition, 165:17-165:20).

The evidence shows Bragagnolo did not perform any tortious acts within the State of Georgia. The evidence negates the ground of jurisdiction that has been pled and dismissal of PwC's Third-Party Complaint is warranted on this basis alone.

2. PwC has failed to allege that Bragagnolo committed any of the acts set forth in O.C.G.A. § 9-10- 91 <u>and</u> that he regularly does or solicits business in this state.

PwC's Third-Party Complaint completely fails to plead that jurisdiction is proper under the Georgia Long Arm Statute. Paragraph 12 of the Third-Party Complaint alleges only the performance of one or more tortious acts **within** the State of Georgia.

Even assuming that PwC has adequately pled the Georgia Long Arm Statute, it is apparent that only two subsections of O.C.G.A. § 9-10-91 are relevant in this case. Under these provisions, a Georgia court may exercise personal jurisdiction over a nonresident defendant who:

> (2) Commits a tortious act or omission **within** this state, ... (3) Commits a tortious injury in the state caused by an act or omission **outside** this state **if** the tortfeasor regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state ...

O.C.G.A. § 9-10-91(2),(3) (emphasis added)

As to subsection two (2), see above. Personal jurisdiction cannot be sustained under subsection two (2).

As for subsection three (3), PwC has failed to allege facts that Bragagnolo committed a tortious injury in this state caused by an act or omission outside the state **and** that he regularly does or solicits business in this state. Both elements are required for personal jurisdiction pursuant to this subsection of the Georgia

Long Arm Statute. See State of South Carolina v. Reeves, 205 Ga. App. 656, 423 S.E.2d 32 (1992).[1]

a. Tortious conduct outside Georgia:

Assuming PwC may supply factual allegations purporting to establish jurisdiction in its Brief, those allegations are that "Bragagnolo, who is the former Chief Operating Officer of Safety-Kleen, participated in accounting fraud that (1) induced PwC to issue 'clean' auditors' reports on Safety-Kleen's financial statements, and (2) that induced the Plaintiffs – including Georgia-resident Wachovia Bank – to loan Safety-Kleen more than $1 Billion." (PwC Response Brief, pp. 1-2). PwC presents the theory that Bragagnolo allegedly participated in a complex accounting fraud scheme while working from his office in South Carolina that affected PwC's preparation of auditors' reports and that, in turn, affected a bank that happens to have offices in Georgia. Yet, the evidence fails to prove that Bragagnolo was actually involved in accounting fraud. Instead, PwC attempts to suggest that Bragagnolo should have known. Such speculation falls far short of establishing the acts required by O.C.G.A. § 9-10-91(3).

In the face of the evidence, PwC's speculation that Bragagnolo "must have known" of the alleged accounting fraud at Safety-Kleen utterly fails. PwC has failed to show wrongdoing by Bragagnolo, much less that his alleged wrongdoing caused an injury in the State of Georgia. PwC does not and cannot

---

[1] " 'Specifically, subsection (3) of OCGA § 9-10-91 provides that a nonresident defendant may only be hailed into a Georgia court to answer for "tortious injury which occurred in this state [and which was] caused by an act or omission of the defendant outside the state **[if the] defendant 'regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state**....' OCGA § 9-10-91(3)." [Cit.]" State of South Carolina v. Reeves, 205 Ga. App. 656, 657, 423 S.E.2d 32, 34 (1992).

refute that Bragagnolo did not prepare or sign any of the alleged misleading financial documents and, more importantly, did not transmit the financial statements to a Georgia resident causing injury within this state. (Bragagnolo Affidavit, ¶¶ 8-10).

PwC has not shown any direct "contacts" between Bragagnolo and the forum state. In addition, PwC alleges no facts from which to establish jurisdiction over Bragagnolo **individually**. Instead, PwC relies only on an alleged accounting scheme and Bragagnolo's alleged involvement as an officer of Laidlaw and Safety-Kleen. Such reliance is misplaced, as courts have held that: "'the activities of an officer on behalf of a corporation do not confer jurisdiction over the officer individually.'" Chemtall Inc. v. Citi-Chem, Inc., 992 F. Supp. 1390, 1401, 1402 (S.D. Ga. 1998). A factually similar case from Kansas, relied on by the Utah state court in dismissing a related action against Bragagnolo on personal jurisdiction grounds, is also helpful. See Schlatter v. Mo-Comm Futures, Ltd., 662 P.2d 553 (Kan. 1983). In Schlatter, plaintiffs brought suit in Kansas against Kircher and Johnmeyer, residents of Missouri and directors of Mo-Comm Futures, Inc., a Missouri corporation. The court held that while defendants were lax in not assuming their duties as directors, such nonfeasance did not constitute the doing of business or commission of a tortious act in Kansas. "Jurisdiction over individual officers and employees of a corporation may not be predicated merely upon jurisdiction over the corporation itself." Id. at 561. Kircher and Johnmeyer had no contact with Kansas in connection with the activities of Mo-Comm Futures, Inc. While their failure to assume any of the duties of a director may have constituted a breach of their fiduciary duty to the corporation and its stockholders, the court held that such nonfeasance in office could not be the basis of subjecting them to *in personam* jurisdiction in Kansas solely because the corporation transacted business or committed tortious acts in Kansas. See id. at 563.

Similarly, here, PwC attempts to bootstrap allegations against Safety-Kleen onto jurisdictional allegations against Bragagnolo. Although PwC states that Safety-Kleen had facilities in Georgia, it does not and cannot refute Bragagnolo's testimony that he had no contact with Georgia in connection with the activities of Safety-Kleen. Bragagnolo only reviewed monthly reports of the financial status of the company's facilities, presumably including those in Georgia – although this was never specifically established. It was established that Bragagnolo never visited a Georgia facility and never participated in any business meetings in the State of Georgia. (Bragagnolo Affidavit, ¶ 3). Bragagnolo explained that the highest level of personnel in Georgia was a branch manager and that he did not communicate with branch managers. (Bragagnolo Deposition, 165:17-166:4). Even if Bragagnolo's actions were alleged to constitute a breach of his official duties to Safety-Kleen, which Bragagnolo denies, any malfeasance in office cannot be the basis of subjecting him to *in personam* jurisdiction in Georgia. See id.

b. Regularly does or solicits business in Georgia:

PwC does not allege that Bragagnolo regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in Georgia; therefore, personal jurisdiction is not proper pursuant to subsection three (3).

The unrebutted affidavit of Bragagnolo shows that he does not now, nor has he ever regularly done or solicited business, or engaged in any other persistent course of conduct, or derived substantial revenue from goods used or consumed or services rendered in the State of Georgia. (Bragagnolo Affidavit, ¶ 5). This evidence "clearly establishes that [Bragagnolo has] done none of the acts set forth in O.C.G.A. § 9-10-91 which must be done in order to subject [him] to personal jurisdiction of a Georgia court." ETS Payphone, Inc. v. TK Industries, 236 Ga. App. 713, 716, 513 S.E.2d 257, 259 (1999). The Georgia Long Arm Statute "requires that an out-of-state defendant must do certain acts within the State of Georgia before he can be subjected to personal jurisdiction. Where, as here, it is shown that no such acts were committed, there is no jurisdiction." Id.

PwC has admitted that the Plaintiffs' claims have **no substantive connection** to the State of Georgia. (PwC Answer, ¶ 50). Under these undisputed facts, personal jurisdiction over nonresident Bragagnolo is not authorized under the tortious injury provisions of the Georgia Long-Arm Statute for PwC's claims for indemnity and contribution arising out of these claims. See White v. Roberts, 216 Ga. App. 273, 454 S.E.2d 584 (1995).

For all these reasons, PwC's Third-Party Complaint against Bragagnolo should be dismissed, as jurisdiction is not proper pursuant to any provision of the Georgia Long Arm Statute.

2. **PwC has failed to show that the exercise of personal jurisdiction over Bragagnolo comports with due process.**

In addition to PwC's failure to cite to any statutory authority in support of the exercise of personal jurisdiction over Bragagnolo, the exercise of personal jurisdiction over Bragagnolo violates due process. The Georgia Court of Appeals in Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976), extrapolates three rules by which to judge whether the exercise of jurisdiction over a nonresident defendant comports with due process:

> "(1) The non-resident has purposely done some act or consummated some transaction with or in the forum...; (2) the Georgia Plaintiff must have a legal cause of action in tort against the non-resident, which arises out of, or results from, the purposeful activity of the Defendant involving this state; a resident is the victim of a tortious act when he suffers an injury here due to an act or omission of negligence occurring outside this state; and (3) if the requirements of (1) and (2) are satisfied, the exercise of jurisdiction over the non-resident must be reasonable."

Shellenberger v. Tanner, 138 Ga. App. 399, 227 S.E.2d 266, 274 (1976).

For jurisdiction to be proper, the defendant must have purposely availed himself of the privilege of conducting activities in the forum state, thus invoking the benefits and protections of the state's law. See Hanson v. Denckla, 357 U.S. 235, 78 S.Ct. 1228 (1958). PwC's brief alleges that "Bragagnolo purposefully availed himself of the privilege of transacting business with Georgia residents." (PwC Response Brief, p. 9). PwC provides no factual support for this allegation. PwC merely repeats that Safety-Kleen had facilities in Georgia, but fails to cite to one example of Bragagnolo contacting or visiting these facilities. PwC states that Bragagnolo attended a business meeting in New York – not Georgia.

As a non-resident Defendant, Bragagnolo must have had some "contact" with Georgia and not just a "connection" with the resident Plaintiff. PwC does not refute Bragagnolo's affidavit testimony that he did not conduct any business in Georgia, did not reside in or visit Georgia for any purpose related to the claims in PwC's Third-Party Complaint, did not advertise or solicit business in Georgia, and did not benefit economically or otherwise from any goods used or services rendered in Georgia. (Bragagnolo Affidavit, ¶¶ 2-5). PwC's allegations fall far short of demonstrating Bragagnolo could have reasonably foreseen being hailed into a Georgia court given the fact that he did not purposely avail himself of the protection and laws of Georgia. PwC does not and cannot point to one example of a "contact between Bragagnolo and the forum such that jurisdiction will lie". These allegations are insufficient to establish minimum contacts necessary in the due process analysis. See International Shoe Co. v. Washington, 326 U.S. 310 (1945).

Moreover, the exercise of jurisdiction over Bragagnolo is not reasonable. PwC does not dispute that the burden on Bragagnolo would be substantial, as he would have to travel from his residence in Michigan to a state in which he has no contacts. It is important to note that PwC has asserted in its pleadings the affirmative defense of the doctrine of *forum non conveniens*, arguing that the Georgia Courts "not exercise jurisdiction in this matter because the events at issue in this lawsuit have no connection to Georgia." (PwC's Answer, ¶ 18). Again, PwC fails to respond to this admission in its Response Brief.

No matter how minimal the burden of defending in a foreign tribunal, a defendant may not be called upon to do so unless he has the minimum contacts with that state that are the prerequisite to its exercise of jurisdiction over him. Shellenberger v. Tanner, 227 S.E.2d at 271.

Because PwC has failed to produce specific evidence that the exercise of jurisdiction comports with due process **and** that Bragagnolo committed one of the acts set forth in the Georgia Long Arm Statute, Bragagnolo's Motion to Dismiss should be granted.

B. PWC'S RESPONSE BRIEF CONTAINS NUMEROUS MISSTATEMENTS OF BRAGAGNOLO'S DEPOSITION TESTIMONY.

Throughout its Response Brief, PwC repeatedly misrepresents testimony in a desperate attempt to create evidence of Bragagnolo's involvement in the alleged accounting fraud. The unsupported assertions and misstatements of the evidence must not be considered in opposition to Bragagnolo's Motion to Dismiss. Bragagnolo respectfully prays that the Court will carefully review PwC's assertions and, to the extent that the Court finds PwC has misstated the evidence, consider that in evaluating the whole of PwC's position.

1. PwC mischaracterizes Bragagnolo's involvement, the reason for his termination, and his "tacit admission":

PwC asserts that Winger, Humphreys and Bragagnolo were terminated because of "their participation in the fraud" and cites to a portion of Arquilla's deposition, ostensibly as support for its blanket characterization. (PwC Response Brief, p. 6). However, the testimony shows Bragagnolo was not thought to have been actively involved with Winger and Humphreys. Those two were terminated because of active participation in misstating the public financial reporting, bank fraud and unauthorized speculation in derivatives. Bragagnolo, on the other hand, was terminated because of allegations he knew of the actions of Winger and Humphreys but did not disclose them to the board. (Robert Arquilla Deposition, 206:19-207: 16 (Appendix Tab 5, pp. 259-60)).

PwC then asserts Bragagnolo's silence at the board meeting was "a tacit admission of his complicity, again citing to pages of Bragagnolo's deposition as if those pages supported PwC's assertion. (PwC's Response Brief, p. 6). Instead, Bragagnolo testified that he was silent because he was in shock. (Bragagnolo Deposition, 36:6-11 and 20-23). Bragagnolo disputed PwC's attorney's efforts to say Bragagnolo understood the allegations were of intentional misstatement of the company's financial performance and "cooking the books." (Bragagnolo Deposition, 38:14-21 and 39:8-15). The allegations against him were not explained. (Bragagnolo Deposition, 40:6-9 and 41:1-4). Bragagnolo felt "ambushed"; there was a room full of board members, accountants and lawyers who "had their mind made up" and "[he] didn't think at the time, obviously not with a clear mind, that anything [he] said would be of any use." It is patently unfair for PwC to have this evidence explaining Bragagnolo's silence and to then mischaracterize his silence as an admission of complicity.

2. Saying "I don't recall" is not acknowledging "I may have":

Bragagnolo testified that he attended a meeting in New York regarding the first credit facility. From that, PwC states Bragagnolo "acknowledges" he may have attended a "similar meeting" (PwC's Response Brief, p. 9). This supposed "acknowledgment" is a misstatement. Bragagnolo testified: "I don't recall doing that for the second credit facility. I do not recall attending that kind of a session." (Bragagnolo, 96:15-17).

3. **Acknowledging budget shortfalls is not acknowledging misrepresentations:**

PwC states that Bragagnolo (1) knew 1999 performance was not hitting budgeted goals and (2) Bragagnolo misrepresented S-K's performance to Wachovia. PwC then cites pages of Bragagnolo's deposition, which supposedly support these assertions:

> "Although Bragagnolo knew that Safety-Kleen had failed to achieve its budgeted financial goals in 1999, Bragagnolo, together with Humphreys and Winger, misrepresented to Wachovia Bank that Safety-Kleen had, in fact, achieved its targeted synergies and was achieving its financial goals. Bragagnolo Depo., 56:14-56:21; 60:16-60:20."

(PwC Response Brief, p. 10).

This is a blatant misstatement of the evidence. The cited portions of the testimony show only that Bragagnolo was aware that the operational financial performance was not hitting budgeted targets. **The cited pages do not support PwC's assertion that Bragagnolo misrepresented anything.** Bragagnolo denies any allegation of misrepresentation or other allegations of improprieties.

In the same paragraph, PwC alleges that "Bragagnolo also knew of other instances of accounting fraud at Safety-Kleen and took affirmative action to ensure that that fraud remained hidden from PwC, from the Plaintiffs, and from the public." (PwC Response Brief, p. 10). PwC provides **no** citation to the record in support of such speculation and conjecture. Bragagnolo has denied he had any knowledge of alleged accounting fraud.

4. **Bragagnolo understood Miklich threatened to work for a competitor, to disclose safety and compliance issues, and to disclose hold back of payments to improve cash flow:**

PwC misstates the evidence by turning its questions into affirmative statements and citing deposition pages as authority for the statement, even though Bragagnolo did not give affirmative answers to the questions. PwC alleges that "[a]lthough Bragagnolo offered Miklich an 18-month severance agreement, Miklich threatened to 'tell the world what he knew' unless he received a 3-year severance agreement. Bragagnolo Depo., 198:5-204:3." (PwC Response Brief, p. 10). This quotation is from a question posed by PwC's attorneys, to which Bragagnolo did not respond affirmatively.

In fact, PwC's reference to the deposition stops at page 204, line 3. There is good reason why. Beginning at line four (4), Bragagnolo specifically stated it never occurred to him that Miklich was threatening to go public with "accounting irregularities." (Bragagnolo, 204:4-12). Mr. Bragagnolo's testimony is the opposite of the impression PwC is desperately attempting to create by its misstatement of the evidence.

Instead of what PwC asserts, Bragagnolo described the threats made to him: (1) Miklich would go to work for a competitor; (2) Miklich said something about safety and compliance; (3) Miklich said something about holding back payments. Bragagnolo explained he was most concerned about Miklich's threat to go to work for a competitor: "He threatened me with, number one, that he would go down the street and go to work for Clean Harbors who was our number one competitor and that he would do serious damage to our revenues, to our people and ultimately to our earnings." (Bragagnolo Deposition, 199:23-199:2).

Consistent with Bragagnolo's actual testimony, Bob Arquilla (who was in the Miklich termination meeting), testified: "... I think the main thing they wanted him tied up for was noncompete purposes so he couldn't go steal customers of ours." (Arquilla Deposition, 152:6-10 (Appendix Tab 5, p. 251)). Arquilla reiterated this same "biggest concern" at page 155. (Arquilla Deposition, 155:8-12 (Appendix Tab 5, p. 253)).

5. Unsupported extrapolations from incorrect paraphrases are not evidence:

PwC incorrectly paraphrases Arquilla's testimony to suggest what Arquilla "understood" and then extrapolates from that misstatement, Bragagnolo "must have known." PwC states: "Arquilla understood, and Bragagnolo must have understood, that Miklich – a certified public accountant – had threatened to reveal Safety-Kleen's accounting fraud. Arquilla Depo., 146:11-151:20 (Appendix Tab 5, pp. 244-249); Bragagnolo Depo., 201:18-202:2." (PwC Response Brief, p. 11). First, it is not correct to paraphrase Arquilla's testimony by saying he "understood" Miklich threatened to reveal fraud. As indicated above, Arquilla twice said the "main thing" and the "biggest concern" was tying Miklich up with a noncompete so he would not steal customers. (See last paragraph, above). Second, PwC's extrapolation to its hoped-for evidence is inconsistent with Bragagnolo's testimony. Bragagnolo answers questions on this subject by stating that he understood Miklich's threat to "go public" with "information of an accounting nature" to be the company's holding back payments at the end of a quarter to protect the cash flow. (Bragagnolo Deposition, 201:23 - 202:14).

6. **Notes based on second hand "knowledge" and which specifically state: "We should confirm" are not reliable and are not evidence:**

In its musings about Bragagnolo's supposed threats to "fire Tim Keegan," PwC starts from the premise that, even though Bragagnolo testified he did not know how much revenue was booked from harbor dredging claims, he must have known because others who worked for him knew. PwC then cites to Bragagnolo's deposition, ostensibly to support its assertion. (PwC Response Brief, pp. 11-12). However, the cited testimony does not support the assertion.

PwC also cites as authority for its assertion the Affidavit of Greg Phillips (Appendix Tab 7). Mr. Phillips is an attorney who assisted in the "investigation of accounting irregularities." He and others interviewed Tim Keegan and took notes. According to the notes, Keegan did not take over the harbor operations until September 1, 1999. (Appendix Tab 7, p. 269). According to Bragagnolo's testimony, Bragagnolo learned in late 1998 that the revenue had been booked.

(Bragagnolo Deposition, 21:19-23). Keegan, therefore, could have no personal knowledge of events occurring more than a year before he became involved. In fact, the basis for Keegan's supposed knowledge is a "general understanding." Keegan was asked by the investigators to "name names, but he did not." (Appendix Tab 7, p. 270).

With respect to whether Mr. Bragagnolo told Keegan he would be fired if he talked to the auditors, Bragagnolo testified he never told Keegan not to talk to the auditors about the harbor dredging issues. (Bragagnolo Deposition, 205:9-12). And, the investigating attorney's notes specifically state: "**We should confirm.**" (Appendix Tab 7, p. 271, emphasis added).

7. Being told collection was difficult is not being told that the "books were cooked":

PwC asserts: "Not only did Keegan tell the investigators that Safety-Kleen had cooked the books regarding harbor revenue, Keegan also told Bragagnolo." PwC then cites portions of Bragagnolo's deposition as though those pages supported the assertion. (PwC Response Brief, p. 12). The cited pages do not support the assertion. Bragagnolo confirms Keegan thought that not much was available to be collected. (Bragagnolo Deposition, 178:16-18). When Keegan spoke with Bragagnolo about collectability, he did not tell Bragagnolo the books had been cooked. (Bragagnolo Deposition, 178:11-179:2). In fact, Bragagnolo said no one had told him they thought the books had been cooked. (Bragagnolo Deposition, 55:4-15).

Keegan's unsupported speculation is offered as evidence that S-K booked an incorrect amount of revenue; however, even if this speculation were evidence, it is suspect. Keegan's disdain for the amount of the claimed revenue is apparent: "the claims were dumped on me and I was expected to collect them." (Appendix Tab 7, p. 270). Perhaps Keegan's disdain was an excuse for avoiding collection efforts.

8. Bragagnolo did not know the internal financials reflected EBITDA less than what had been reported; and, PwC's mischaracterizations of the evidence do not prove otherwise.

Exhibits 935 and 937 are a preliminary quarterly financial report and a financial report for the prior quarter. By leading Mr. Bragagnolo through them, it became apparent that the EBITDA number on Exhibit 937 was $45,000,000 less than Exhibit 935; however, Bragagnolo testified: "I have no explanation for it. I have testified that my responsibility for review of the documents were the operational documents. This is not an operational document." (Bragagnolo Deposition, 121:20-122:2).

a. Until his deposition, Bragagnolo never made side-by-side comparisons of the reports:

Counsel persisted in trying to get Mr. Bragagnolo to acknowledge that he was aware of discrepancy; however, Mr. Bragagnolo testified: "I don't recall having those two documents in front of me, doing any comparisons." (Bragagnolo Deposition, 122:24-25).

b. Operational reports are not the same as public financial reports:

Mr. Bragagnolo made it clear in his deposition that he used whatever "operational financial performance" reports were available at the time of a monthly call to review operational financial performance. Those operational reports are different from financial reporting to the public on various quarterly, annual and other reports:

> "My responsibility was for, to review the financial performance of the operations, not the financial reporting, if you will, that was done, for example, on a quarterly basis for the public reporting."
>
> (Bragagnolo Deposition, 11:7-11).

c. Humphreys prepared the public reports. Bragagnolo never reviewed them and never attempted to reconcile them:

In the very next series of questions, Bragagnolo makes it clear that it was the Chief Financial Officer, Paul Humphreys, who was responsible for the public reporting. (Bragagnolo Deposition, 11:12-19) PwC was aware at the very beginning of the deposition that Bragagnolo never reviewed the public financial reports before they were filed. (Bragagnolo Deposition, 11:20-12:15). Most importantly, PwC was aware from the very beginning of the deposition that Bragagnolo never made any attempt to reconcile the numbers reported in the public reports with the operational financial reports that he saw on a monthly basis:

Q: Did you ever make any attempt to reconcile the numbers that were reported in the public reports, 10-Q's and 10-K's and that kind of thing, with the financial reports that you reviewed on a monthly basis?

A: No, I did not.

(Bragagnolo Deposition, 12:16-21).

d. **Bragagnolo did not review the adjustments made to the operational reports when they were converted to public reports:**

Mr. Bragagnolo indicated that he reviewed the operational financial statements from an operational standpoint and that he did not review what was reported to the public. If there were adjustments made to the monthly operational financial reports before they were converted into the quarterly public reports, Mr. Bragagnolo would not have reviewed those adjustments. (Bragagnolo Deposition, 13:18-14:2).

Mr. Bragagnolo received facility-level financial statements. Each month, he used a report in his operations call. He used a preliminary statement—whichever statement was available at the time that the operations call was scheduled. After the operations call, the accounting staff would continue to make additional "runs." (Bragagnolo Deposition, 65:8-17). The company went through a number of runs of the operational financial statement each month. In some instances, they would go through as many as 10, 12 or 15 runs. (Bragagnolo Deposition, 64:21-65:5). When he was doing his operational reviews, the reports he was using were not the final runs. They would keep running as accounting information was included. (Bragagnolo Deposition, 70:12-71:5).

Mr. Bragagnolo was not aware of the changes that were made after the day that he used the report for his operations call: "I had no responsibility, was told to stay out of the numbers with respect to how the accounting was done. I took the job as I was told and did it." (Bragagnolo Deposition, 135:8-11).

e. Mischaracterization is not a substitute for failed cross-examination:

Notwithstanding Mr. Bragagnolo's testimony that he was not involved in the preparation of the public financial reports and that he did not use them in his monthly operational call nor review them, PwC persists in accusing Mr. Bragagnolo of having knowledge that it is clear he did not have. Even though PwC failed in obtaining these concessions from Mr. Bragagnolo, PwC has now chosen to mischaracterize the testimony as though it supported the assertions made by PwC.

Nowhere is this more clear than in Section III. B. 2. C. on page thirteen (13) of PwC's Response Brief, which begins with the premise on which this entire action is based: **"Although he denies it, Bragagnolo had to know ...."** (emphasis added).

PwC suggested to Mr. Bragagnolo that the figures reported on Exhibit 935 should match the quarterly report for that same period. Mr. Bragagnolo responded: "I wouldn't know whether that's what's reported." (Bragagnolo Deposition, 106:14-15).

PwC asked Mr. Bragagnolo for an explanation as to why the numbers "don't jive exactly between Exhibit 935 and Exhibit 936," and Mr. Bragagnolo replied that he absolutely did not have an explanation: "Absolutely not. I have previously testified that I had no input into the preparation of the documents that were filed with the public." (Bragagnolo Deposition, 117:12-20). Mr. Bragagnolo clearly testified that he was not involved in financial reporting. (Bragagnolo Deposition, 11:7-11).

The financial reports shown to Mr. Bragagnolo showed significant "outside revenue" of which he was not aware. (Bragagnolo Deposition, 109:6-111:4). With specific reference to the EBITDA number on Exhibit 935, Mr. Bragagnolo said that he did not know whether the number on Exhibit 935 was the entire EBITDA for the company for the quarter and that he did not know whether that figure matched what was publicly reported. (Bragagnolo Deposition, 110:24-111:4).

From the established fact that Mr. Bragagnolo received a version of a financial report each month, PwC leaps to the conclusion that he received and reviewed quarterly reports. This is a leap without support. See, for example, page 14 where PwC asserts: "Three months later, the three Q99 facility-level financial statements that Bragagnolo **would have received and reviewed in the regular course of business**. . . ." (PwC Response Brief, p. 14). First, there is no authority cited (and none available) for the surmise that Bragagnolo "would have received and reviewed" these quarterly reports. Second, this assertion is contrary to the evidence. Generally, Bragagnolo never reviewed the 10-Q's and only occasionally scanned the 10-K's and never made any attempt to reconcile the numbers on those reports with the ones he reviewed on a monthly basis. (Bragagnolo Deposition, 12:8-21). PwC asserts that Bragagnolo would have received and reviewed Exhibit 937; however, when PwC asked Bragagnolo about Exhibit 937, Bragagnolo said that he received and studied monthly documents, not quarterly documents. (See Bragagnolo Deposition, 126:7-25 and the antecedent reference to Exhibit 937 at 117:25).

Bragagnolo studied the monthly documents because he went through them on the operating calls; however, he has no recollection of having seen or studied quarterly reports:

> A: I studied the **monthly** documents because we went through them on our operating calls.
>
> Q: You didn't study the quarterly documents?
>
> A: I don't recall us having specific meetings on the **quarterly** results because we had already had the meetings on the monthly results.
>
> I do not recall specific **quarterly** meetings. I'm looking at a document that says preliminary and one that says final. I can't say that I saw those specifically."
>
> (Bragagnolo Deposition, 126:18-127:2, emphasis added).

Moreover, the references cited by PwC in support of its assertion that Mr. Bragagnolo was aware of financials on a **quarterly** basis, all make reference to his review of **monthly** reports. (Bragagnolo Deposition, 58:12; 60:13; 64:21, 65:3).

Mr. Bragagnolo acknowledged that there may be adjustment made to the reports that he saw before the information was reported to the public. Mr. Bragagnolo was clear that he had no way of knowing and no knowledge whether the numbers on Exhibit 935 reflected the overall performance of Safety-Kleen for a period of time. (Bragagnolo Deposition, 106:22-107:5).

f. Bragagnolo was not aware of discrepancies about fiscal 1999:

PwC asserts Bragagnolo was aware of a discrepancy regarding a "key financial measure" for the second quarter of 1999. Mr. Bragagnolo testified that he did not recall specific concerns about fiscal 1999. He recalls concerns about fiscal 2000. (Bragagnolo Deposition, 61:5-16).

From an operational standpoint, Mr. Bragagnolo was aware of some issues about the company's financial performance in fiscal 1999: ". . . there were areas that were of concern because we were in the major throes of the integration of the two companies. The financial statements were in somewhat of disarray. . . ." (Bragagnolo Deposition, 61:17-20). The combined companies were attempting to consolidate the financial reporting into Columbia, South Carolina. The larger company "with hundreds of thousands of more transactions" was put into the smaller financial system. The Peoplesoft System was not up and running. "So the financial statements were difficult from an operating standpoint to make some sense out of in some areas. They were not good, you know, they had difficulties with them." (Bragagnolo Deposition, 62:4-7).

g. **Bragagnolo was responsible for operations, not financial reporting:**

Mr. Bragagnolo did not understand he had any obligation to ensure the accuracy of the public financial reports. In fact, he had been told on a number of occasions that was not his responsibility. The CEO (Ken Winger) and the CFO (Paul Humphreys) were both accountants and had been Chief Financial Officers in other companies. Mr. Winger and Mr. Humphreys handled the financial matters. Mr. Bragagnolo and the others in operations were told: ". . . you run the business. . . . " (Bragagnolo Deposition, 107:20-21). Based on the qualifications of the other executive officers, based on their experience and his, Bragagnolo clearly understood his responsibility and clearly understood that it was not for financial matters:

> "My job, as I described earlier, was to run the business and be responsible for the operations. I was not involved in any of the communication or the preparations of the documents to the government, nor to the outside investors.
>
> I did not view that as my responsibility under any condition in any way. My responsibilities were very clear."
>
> (Bragagnolo Deposition, 108:3-10).

h. **Integrating two disparate companies forced together after a hostile take-over occupied all of Bragagnolo's time:**

Mr. Bragagnolo worked six days a week, eleven to twelve hours Monday through Friday, and five or six hours on every Saturday, just trying to incorporate the structure and operations of the entities which had been formed into Safety-Kleen. The smaller company (Laidlaw) took over the larger company (Safety-Kleen) in a hostile acquisition. The day the hostile acquisition was complete was the first day they were aware of operations. Mr. Bragagnolo soon learned that Safety-Kleen had a horrible safety record. Safety-Kleen had a poor compliance record. He worked very hard on implementing a safety program and compliance program. He set up a new training center in Houston, Texas. He was trying to mesh two companies that had been on opposite ends of the spectrum with respect to their operational structure. Laidlaw was very decentralized. Safety-Kleen had been very centralized. He had a very difficult time integrating systems, integrating two sales organizations, bringing together huge pricing differentials, and getting his arms around transportation issues, which had a cost of $250-300,000,000 a year. He was responsible for facility closures, head count reductions and maintaining customer service while all of these changes were being made. "I mean I could go on and on and on, but that's the challenges that were facing me as the Chief Operating Officer to get those things done." (Bragagnolo Deposition, 211:21-216:10; last quoted excerpt: at 216:7-10).

i. **Misstatements do not create disputes in the evidence:**

Due to PwC's repeated failure to accurately relate information in its pleadings, Bragagnolo submits that none of the above "facts" should be considered on the Motion to Dismiss and "factual disputes" raised by PwC's "evidence" **not** be resolved in favor of PwC. To allow otherwise would reward PwC for misrepresentations.

Under similar factual circumstances, courts have placed the burden on plaintiffs to establish a prima facie case of personal jurisdiction over a defendant rather than on the defendant seeking a dismissal for lack of jurisdiction. See Chemtall Inc. v. Citi-Chem, Inc., 992 F. Supp. 1390 (S.D. Ga. 1998) (holding that where plaintiffs had conducted discovery in support of their jurisdiction allegations, the plaintiffs bore the burden of proof to establish personal jurisdiction over the defendant).. Here, not only has PwC conducted discovery into their jurisdictional allegations **and** substantive allegations, but it has now misrepresented the substance of this discovery in its pleadings. Bragagnolo submits that under these facts, PwC should bear the burden of affirmatively showing personal jurisdiction lies as against Bragagnolo. See id.

CONCLUSION

Bragagnolo is not subject to personal jurisdiction in Georgia. PwC has failed to allege Bragagnolo has committed any of the acts set forth in the Georgia Long Arm Statute. Moreover, due process requirements cannot be met. PwC should bear the burden of proving a prima facie case of personal jurisdiction over Bragagnolo. Consequently, Bragagnolo respectfully requests that this Court **grant** his Motion to Dismiss for Lack of Personal Jurisdiction.

Respectfully submitted this 5th day of June, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Christine A. Carson
Georgia Bar No. 691085
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al.,	:	CIVIL ACTION NO.: 00 VS 012679 F
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO	:	
Third-Party Defendants.	:	

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S REPLY BRIEF IN SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Attorneys for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SECRET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

and

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Vincent Lawrence, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
(Attorneys for Plaintiffs)

J. Andrew Keyes, Esq.
Daniel J. Hurson, Esq.
WILLIAMS & CONNOLLY, LLP
725 12th Street, N.W.
Washington, DC 20005
(Attorneys for Safety-Kleen Corporation)

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202
(Attorney for Kenneth Winger)

John Freedman, Esq.
ARNOLD & PORTER, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

Paul R. Humphreys
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 5th day of June, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al, Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO, Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

THIRD-PARTY DEFENDANT MIKE BRAGAGNOLO'S MOTION FOR RECONSIDERATION OF THE ORDER DENYING HIS MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Michael Bragagnolo, Third-Party Defendant in the above-referenced action, hereby moves this Court to reconsider its Order denying his Motion to Dismiss for Lack of Personal Jurisdiction. Reconsideration of this Court's Order is warranted in light of the arguments contained in the Reply Brief,[1] as the Court found that "PwC has alleged sufficient **facts** to satisfy the requirement of the long arm statute for jurisdiction over Bragagnolo." (Order, p. 7) (emphasis added). Note, Mr. Bragagnolo's deposition was taken after his Motion to Dismiss was filed and the Reply is his first opportunity to address the content of the deposition.

As argued more fully in his Reply Brief, (which is incorporated herein by reference) Bragagnolo submits that PwC repeatedly misrepresents alleged "facts" in a desperate attempt to

[1] Bragagnolo was unaware of the Court's Order and filed his Reply Brief on June 5, 2002, the day prior to receiving a service copy of the Order.

create evidence of Bragagnolo's involvement in the alleged accounting fraud. Many of these unsupported assertions and misstatements of the evidence were considered by the Court in its Order. Movant respectfully argues they should not have been considered in opposition to Bragagnolo's Motion to Dismiss. Bragagnolo respectfully prays that the Court will carefully review PwC's assertions and, to the extent that the Court finds PwC has misstated the evidence, consider that in evaluating the whole of PwC's position.

There is no supported factual allegation that Bragagnolo committed tortious conduct in Georgia. Further, the evidence of record does not show that Bragagnolo committed tortious conduct outside Georgia which caused injury in Georgia **and** that Bragagnolo regularly did or solicited business in Georgia.

PwC argues that factual disputes raised by the evidence must be resolved against Bragagnolo. Then, in an effort to raise disputes, PwC engages in wholesale misstatement of the evidence.

For these reasons, Third-Party Defendant Bragagnolo respectfully requests this Court to reconsider its Order denying his Motion to Dismiss for Lack of Personal Jurisdiction in light of the arguments contained in his Reply Brief.

This 7th day of June, 2002.

Respectfully submitted,

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375

945 East Paces Ferry Road
Suite 2150
Atlanta, GA 30326
404-239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al, Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO, Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **THIRD-PARTY DEFENDANT MIKE BRAGAGNOLO'S MOTION FOR RECONSIDERATION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, TX 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Counsel for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SCORET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

Stephen D. Susman, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

J. Andrew Keyes, Esq.
Williams & Connolly, LLP
725 12th Street, N.W.
Washington, DC 20005

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 7th day of June, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375

945 East Paces Ferry Road
Suite 2150
Atlanta, GA 30326
494-239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

PRICEWATERHOUSECOOPERS LLP'S RESPONSE IN OPPOSITION TO MICHAEL BRAGAGNOLO'S MOTION FOR RECONSIDERATION OF THE ORDER DENYING HIS MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

COMES NOW Defendant PricewaterhouseCoopers LLP ("PwC") and files its Response in Opposition to Michael J. Bragagnolo's Motion for Reconsideration of the Order Denying his Motion to Dismiss for Lack of Personal Jurisdiction.

A. Contrary To Bragagnolo's Contention, The Court Was Correct In Finding That Bragagnolo Bears The Burden Of Proving That He Is Not Subject To The Court's Jurisdiction.

The Court's holding that Bragagnolo bears the burden of proving that he is not subject to the Court's jurisdiction is correct under Georgia law. *See Beasley v. Beasley*, 396 S.E.2d 222, 223 (Ga. 1990); *Genesis Research Institute, Inc. v. Roxbury Press, Inc.*, 542 S.E.2d 637, 638 (Ga. App. 2000). Indeed, even in the *Chemtall v. Citi-Chem* case, on which Bragagnolo relies in arguing that PwC should bear the burden of proof, the Court made it clear that the plaintiff need only present prima facie evidence to support the exercise of jurisdiction, and that the burden of proof rests with the defendant:

> Because this Court has chosen not to conduct a discretionary evidentiary hearing, but instead has allowed plaintiffs to conduct discovery in support of their jurisdictional allegations, [citations omitted] [plaintiffs] have the burden of establishing a prima facie case of personal jurisdiction over [the defendant]. [citations omitted] To do so [they] must present enough evidence to withstand a motion for directed verdict.[1] [citation omitted] The Court must accept as true all facts alleged in the complaint that are uncontroverted by the defendant's affidavits. [citations omitted] Where, however, the defendant's affidavits and the plaintiff's assertions conflict, the Court must construe all reasonable inferences in favor of the plaintiff.

Chemtall Inc. v. Citi-Chem, Inc., 992 F.Supp. 1390, 1401 (S.D.Ga. 1998).[2] Thus, rather than bearing the burden of proving that Bragagnolo is subject to personal jurisdiction, PwC must simply proffer some evidence that Bragagnolo is subject to personal jurisdiction. *See Cornelius v. Hutto*, 558 S.E.2d 36, 38 (Ga. App. 2001). Since PwC has proffered ample evidence from which the jury could reasonably conclude that Bragagnolo participated in accounting fraud that has caused Georgia residents to incur damages, PwC has satisfied its burden. To the extent that PwC's evidence conflicts with the evidence presented in Bragagnolo's Reply Brief, those

---

1 A motion for directed verdict is properly denied when "the evidence conflict[s] and some evidence support[s] the verdict." *Cornelius v. Hutto*, 558 S.E.2d 36, 38 (Ga. App. 2001). *See also Walker v. GRO Associates, Inc.*, 489 S.E.2d 366, 367 (Ga. App. 1997) ("The directed verdict is a substantive procedure for removing the case from the jury when the plaintiff's evidence viewed in the most favorable light is without conflict, and all the reasonable deductions therefrom demand a verdict for the defendant."); *Professional Consulting Services of Georgia, Inc. v. Ibrahim*, 426 S.E.2d 376, 377 (Ga. App. 1992) ("The issues of a directed verdict and judgment n.o.v. are reviewed on the same basis. . . . [I]f there is any evidentiary basis for the jury's verdict, viewing the evidence most favorably to the party who secured the verdict, it is not error to deny the motion.") (citation omitted).

2 It is interesting that Bragagnolo's Reply Brief in Support of Motion to Dismiss for Lack of Personal Jurisdiction (the "Reply Brief"), which he has incorporated by reference into his Motion for Reconsideration of the Order Denying his Motion to Dismiss for Lack of Personal Jurisdiction ("Motion for Reconsideration"), fails to provide a specific page reference for the assertion that the *Chemtall* court held that the plaintiff bore the burden of proof to establish personal jurisdiction. *See* Reply Brief, p. 27. To the contrary, the *Chemtall* case simply noted that the plaintiff must establish a prima facie case of personal jurisdiction – that is, sufficient evidence to withstand a motion for directed verdict. Once the plaintiff has presented *some evidence* to support jurisdiction,

[Footnote continued on next page]

conflicts must be resolved in favor of PwC. *See Chemtall*, 992 F.Supp. at 1401; *Beasley*, 396 S.E.2d at 223; *Genesis Research*, 542 S.E.2d at 638.

B. PwC Has Presented Sufficient Evidence From Which The Jury Could Reasonably Conclude That Bragagnolo Participated In Accounting Fraud That Caused Damages To Georgia Residents.

PwC has presented in its Response in Opposition to Third-Party Defendant Michael Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction ("PwC's Opposition") ample evidence from which the jury could reasonably conclude that Bragagnolo participated in the accounting fraud that Plaintiffs allege caused them damages in this case. In the interest of brevity, PwC will not restate all of that evidence here. Rather, since all that is required to defeat Bragagnolo's motion to dismiss is *some evidence* supporting personal jurisdiction, PwC respectfully refers the Court to the following evidence, which provides an evidentiary basis from which the jury could reasonably conclude that (1) Bragagnolo knowingly misrepresented Safety-Kleen's financial condition to Georgia-resident Wachovia Bank, (2) Bragagnolo silenced Miklich's threat to go public with Safety-Kleen's accounting fraud with an unprecedented three-year severance agreement, (3) Bragagnolo threatened to fire Tim Keegan if Keegan talked to PwC about the company's accounting for its harbor dredging claims, and (4) Bragagnolo knew or should have known of a $45 million discrepancy in the financial reporting for the second quarter of fiscal 1999:

[Footnote continued from previous page]
the Court must construe all reasonable inferences in favor of the plaintiff where conflicts exist in the evidence. *Chemtall*, 992 F.Supp. at 1401.

1. **Bragagnolo Knowingly Misrepresented Safety-Kleen's Financial Condition to Georgia Resident Wachovia Bank**

- Bragagnolo knew that Safety-Kleen was not hitting its financial goals or budgets in fiscal year 1999. Bragagnolo Depo., 56:14-56:21; 60:16-60:20 (Appendix Tab 4, pp. 141, 144).[3]

- Bragagnolo, Humphreys and Winger misrepresented to Wachovia that Safety-Kleen had achieved its target synergies and that "they were hitting their numbers." Sellers Depo., 84:6-85:14 (Appendix Tab 2, pp. 21-22).

2. **Bragagnolo Silenced Miklich's Threat to go Public With Safety-Kleen's Accounting Fraud With an Unprecedented Three-Year Severance Agreement**

- John Miklich was fired by Bragagnolo and Robert Arquilla. Arquilla Depo., 145:12-146:10 (Appendix Tab 5, pp. 243-244).

- Miklich, who was a Certified Public Accountant, threatened to "tell the world what he knew" unless he received a three-year severance agreement. Bragagnolo knew that Miklich was referring to something of an accounting nature, but he did not ask Miklich what specifically he was threatening to reveal. Bragagnolo Depo., 198:5-204:3 (Appendix Tab 4, pp. 182-188).

- Bragagnolo told Winger over the telephone that Miklich was threatening to tell the world what he knew. As a result of that conversation, Winger authorized Bragagnolo to give Miklich a three-year severance agreement. Although neither Arquilla nor Bragagnolo asked Miklich what specifically he was threatening to reveal to the public, Arquilla understood that Miklich was threatening to reveal accounting irregularities. Arquilla Depo., 146:11-156:24 (Appendix Tab 5, pp. 244-254). In fact, Arquilla was so troubled by what had occurred that he contemporaneously noted the arrangement with Miklich on his "list of things he wanted to remember in case of an investigation of Safety-Kleen" and then emailed that list to his home email address months before news of the accounting irregularities became public. Arquilla Depo., 161:25-162:18 (Appendix Tab 5, pp. 255-256).

---

[3] References to the "Appendix" are to the Appendix to PricewaterhouseCoopers LLP's Response in Opposition to Third-Party Defendant Michael Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction, which was filed in support of, and concurrently with, PwC's Opposition.

3. **Bragagnolo Threatened to Fire Tim Keegan if Keegan Talked to PwC About the Company's Accounting for its Harbor Dredging Claims.**

- Keegan told Bragagnolo that the amount of the harbor claims that had been booked as revenue exceeded the amount that was probable of recovery. Bragagnolo Depo., 178:11-178:23 (Appendix Tab 4, p. 181).

- Bragagnolo told Keegan that if he talked to the auditors about the harbor, he would be fired. Phillips Aff., Exhibit A, pp. 2, 4 (Appendix Tab 7, pp. 268, 270).

- According to Keegan, Bragagnolo was aware that Safety-Kleen had booked future revenue without also booking the associated expenses. Specifically, Keegan told the lawyers who investigated the accounting fraud at Safety-Kleen that he "recalled in particular one monthly meeting[] with Ken [Winger], Paul [Humphreys], and Mike [Bragagnolo], to go over operations results. According to Keegan, what had happened was that in a previous month, Paul, Ken/Mike had recorded future revenue at the Harbor without also booking the associated expenses. This caused a drop in the run rate, which caused Mike to get agitated and start questioning Keegan. At that point Paul [Ken?] interrupted and said 'Mike, you know what that's about.' To which Mike replied, 'Oh, yeah.'" Phillips Aff., Exhibit A, at page 3 (Appendix Tab 7, p. 269).

- Bragagnolo admits that booking revenues without also booking the associated expenses would have been improper. Bragagnolo Depo., 32:11-33:21 (Appendix Tab 4, pp. 137-138).

4. **Bragagnolo Knew, or at Least Should Have Known, of a $45 Million Discrepancy in the Financial Reporting for the Second Quarter of Fiscal 1999**

- Bragagnolo received both monthly and quarterly operational financial statements for the company's operations, similar to Exhibit 935, throughout his tenure as Chief Operating Officer:

> Q: I'm going to hand you Exhibit 935 and ask if you recognize what this document is.
>
> Q: Can you tell me what it is?
>
> A: It's a financial statement for, appears to be for the company for the period ending February 28th, 1999.
>
> Q: And is this one of the types of financial statements that you received on a monthly basis?
>
> A: Yes.
>
> Q: This one happens to cover the quarter, second quarter of fiscal '99, right?
>
> A: Yes.
>
> Q: But you *also received* documents similar to this one that were done on a monthly basis? (emphasis added)
>
> A: On a monthly basis.

Q: Right?

A: Yes.

Q: And you received these throughout your tenure as chief operating officer of the company, correct?

A: Yes.

Bragagnolo Depo., 104:10-105:13 (Appendix Tab 4, pp. 152-153).

- Bragagnolo knew that the numbers reported to the public were based on the numbers reflected in the operational financial statements that he received and reviewed. Bragagnolo Depo., 15:10-16:25 (Appendix Tab 4, pp. 125-126).

- EBITDA was the primary measure that Bragagnolo used to evaluate the performance of the operations under his supervision. Bragagnolo Depo., 58:12-58:22 (Appendix Tab 4, p. 142). Bragagnolo is sure that he compared the EBITDA figures from one period to the next to see how the company was doing. Bragagnolo Depo., 59:12-59:15 (Appendix Tab 4, p. 143).

- This EBITDA figure, Bragagnolo's primary measure of operational performance, for the second quarter of fiscal 1999 was shown as approximately $106 million on the operational financial statements for the second quarter of fiscal 1999, but was shown as only approximately $61 million in the "prior period" section of the operational financial statements for the third quarter of fiscal 1999. Bragagnolo Depo., 117:5-117:8 and Exhibit 935 (Appendix Tab 4, pp. 160, 204 (reflecting the $106 million figure for 2Q99)), 118:1-122:11 and Exhibit 937 (Appendix Tab 4, pp. 161-165, 240 (reflecting the $61 million figure for 2Q99)).

C. Under The Georgia Long-Arm Statute, Which Extends To The Limits Of Due Process, This Court Has Jurisdiction Over Bragagnolo.

As the Court recognized in its Order Denying Third-Party Defendant Michael Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction (the "Order"), Georgia courts have interpreted the long arm statute liberally to uphold jurisdiction. *Shea/Rustin, Inc. v. Home Fashion Guild Ltd.*, 217 S.E.2d 405, 406 (Ga. App. 1975). Indeed, the "Georgia long arm statute is intended to exercise jurisdiction over non-resident defendants to the maximum extent permissible under the Due Process Clause of the United States Constitution." *Horsley v. Feldt*, 128 F.Supp.2d 1374, 1378 (N.D.Ga. 2000).

As summarized above and explained in more detail in PwC's Opposition, PwC has proffered evidence from which the jury in this case could reasonably conclude that Bragagnolo participated in the accounting fraud at Safety-Kleen that the Plaintiffs allege has caused them to incur over $1 billion in damages. While Bragagnolo contends that he never set foot in Georgia during his tenure as chief operating officer of Safety-Kleen, the jury could reasonably conclude from the evidence that PwC has offered that Bragagnolo, together with Winger and Humphreys, from their comfortable offices in Columbia, South Carolina, orchestrated a massive accounting fraud that induced PwC to issue "clean" auditors' reports on Safety-Kleen's financial statements, and that induced Safety-Kleen's lenders, including Georgia-resident and Plaintiff Wachovia Bank, to lend Safety-Kleen more than $2 billion, over $1 billion of which remains owing and unpaid. These facts, standing alone, are sufficient under the Due Process Clause to subject Bragagnolo to personal jurisdiction in Georgia. *See Shellenberger v. Tanner*, 227 S.E.2d 266, 272 (Ga. App. 1976) (even a single event occurring outside of Georgia can give rise to personal jurisdiction if its effects within the forum are substantial and the claim alleged arises from the event at issue).

Recognizing that PwC has alleged sufficient facts to support personal jurisdiction consistent with the Due Process Clause, Bragagnolo appears to contend that he should nonetheless escape the Court's jurisdiction here because PwC did not quote the relevant portion of the long arm statute in its Third-Party Complaint. *See* Bragagnolo's Reply Brief, p. 4. While PwC, indeed, did not quote the long arm statute in its complaint against Bragagnolo, that complaint is replete with allegations that satisfy the "non-quoted" portion of the long arm statute -- allegations that Bragagnolo engaged in a persistent course of conduct with the intent and effect of harming Georgia-residents Wachovia Bank and PwC. *See, e.g.*, Third-Party Complaint, ¶¶ 12, 18, 21-23, 27, 29-30, 32, 35-37, 45, 47 (alleging that Bragagnolo participated in accounting fraud that induced PwC to issue "clean" auditors' reports on Safety-Kleen's financial statements and that induced Safety-Kleen's lenders, including Wachovia Bank, to lend Safety-Kleen more than $2 billion). Further, as shown above, PwC has proffered substantial evidence to support these allegations. Moreover, PwC has proffered evidence to demonstrate that Bragagnolo regularly did business in Georgia and derived substantial revenue from services rendered in Georgia:

- Safety-Kleen's facilities and personnel in Georgia were under Bragagnolo's supervision. These resources ranged in number from one facility and 15-20 personnel in 1997 to seven facilities and over 100 personnel in 1998 and 1999. Bragagnolo Depo., 157:23-165:16 (Appendix Tab 4,.pp. 172-179).

- Bragagnolo was the second highest paid employee of Safety-Kleen. Bragagnolo Depo., 8:2-8:7 (attached hereto as Exhibit A).

D. Conclusion

PwC has sufficiently alleged that Bragagnolo is subject to this Court's jurisdiction, and has proffered sufficient evidence from which the jury could reasonably conclude that Bragagnolo participated in the accounting fraud that Plaintiffs contend caused them to incur over $1 billion in damages. Regardless of any conflicting evidence that Bragagnolo has offered (that is, Mr. Bragagnolo's own self-interested testimony), all reasonable inferences from that conflicting evidence must be resolved in favor of PwC.

In short, the Court got it right the first time. Accordingly, defendant PwC respectfully requests that the Court deny Michael J. Bragagnolo's Motion for Reconsideration of the Order Denying His Motion to Dismiss for Lack of Personal Jurisdiction.

DATE: June 17, 2002.

Respectfully submitted,

ALSTON & BIRD LLP

By: ______________________________

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia. Bar No. 659999

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT AND THIRD PARTY PLAINTIFF PRICEWATERHOUSECOOPERS LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this the 17th day of June, 2002, served upon all parties of record the foregoing **Response in Opposition to Michael J. Bragagnolo's Motion for Reconsideration of the Order Denying His Motion to Dismiss for Lack of Personal Jurisdiction** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Stephen D. Susman, Esq. E. Lawrence Vincent, Esq. **Susman Godfrey, L.L.P.** 901 Main Street, Suite 4100 Dallas, Texas 75202-3775 **ATTORNEYS FOR PLAINTIFFS**	Tony L. Axam, Esq. **Axam, Adams and Secret** 1280 W. Peachtree St., Suite 310 Atlanta, Georgia 30309 **LOCAL COUNSEL FOR PLAINTIFFS**
Daniel J. Hurson, Esq. J. Andrew Keyes, Esq. **Williams & Connolly LLP** 725 12th Street, N.W. Washington, D.C. 20005-5901 **ATTORNEYS FOR SAFETY-KLEEN**	Peter L. Murphy, Esq. **The Law Offices of Peter L. Murphy** 917 Calhoun Street P.O. Box 1428 Columbia, SC 29202

Paul R. Humphreys 292 Douglas Ridge Green SE Calgary, AB, T2Z3A7 Canada **THIRD-PARTY DEFENDANT *PRO SE***	Michael S. Reeves, Esq. Blake H. Frye, Esq. Christine A. Carson, Esq. **Gorby, Reeves, Peters & Burns, P.C.** 945 East Paces Ferry Road, Suite 2150 Atlanta, GA 30326 **ATTORNEYS FOR MICHAEL J. BRAGAGNOLO**

J P Smith

Jack P. Smith III

#11216843 v1 - Reply to MB's Motion for Reconsideration

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S SUPPLEMENTAL REPLY BRIEF IN SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

By Order dated May 30, 2002, this Court denied Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction. This Court granted Bragagnolo's Motion for Reconsideration on June 10, 2002, and stayed the Order of May 30, 2002, "to consider the recently filed briefs of counsel as well as the depositions which ha[d] also recently been provided to the Court." (Order granting Motion for Reconsideration, p. 1).

There is no allegation Bragagnolo committed tortious conduct in Georgia. Further, the evidence does not create a reasonable inference that Bragagnolo committed tortious conduct outside Georgia which caused injury in Georgia and that Bragagnolo regularly did or solicited business in Georgia.

In its recently filed Response Brief, PwC alleges sets of "facts" on which personal jurisdiction can be supported. It argues that "regardless of any conflicting evidence," all factual disputes raised by the evidence must be resolved against Bragagnolo. Then, in an effort to raise disputes, PwC engages in wholesale misstatement of the evidence and testimony given by several witnesses, especially Tim Keegan. The evidence in question is not in conflict, but rather, the evidence as alleged by PwC simply does not exist.

A. THE FACTS DO NOT SUPPORT A REASONABLE INFERENCE THAT BRAGAGNOLO IS SUBJECT TO THE PERSONAL JURISDICTION OF THE STATE OF GEORGIA.

1. Standard on a Motion to Dismiss for lack of personal jurisdiction.

In addition to overstating the evidence, PwC significantly understates its burden on a motion to dismiss for lack of personal jurisdiction. PwC's assertion that it must merely show "some evidence", and its reliance on a case where the issue was unrelated to personal jurisdiction is misplaced.

The movant may raise matters not contained in the pleadings by reference to supporting affidavits and deposition testimony in the record. To the extent that movant's evidence controverts the allegations of the complaint, a plaintiff may not rely on mere allegations, but must also submit testimony, supporting affidavits, or documentary evidence in rebuttal. See McHale v. HJGM, Inc., 252 Ga. App.

641, 556 S.E.2d 853 (2001); Sky Shots Aerial Photography, Inc. v. Franks, 250 Ga. App. 411, 551 S.E.2d 805 (2001). Most importantly,

> "[a] motion to dismiss for lack of personal jurisdiction must be granted if there are insufficient facts to support a ***reasonable inference*** that the defendant can be subjected to the jurisdiction of the court."

Scovill Fasteners, Inc. v. Sure-Snap Corp., 207 Ga. App. 539, 428 S.E.2d 435, 436 (1993); see also Taeger Enterprises, Inc. v. Herdlein Technologies, Inc., 213 Ga. App. 740, 445 S.E.2d 848 (1994).

PwC has failed to cite any actual testimony or other supporting evidence to sustain the allegations in its Complaint of Bragagnolo's participation in accounting fraud. Instead, PwC engages in speculation and misstatement of the evidence, which is clearly not sufficient to support a reasonable inference that Bragagnolo can be subjected to the jurisdiction of the court and is not sufficient to defeat the motion to dismiss.

2. PwC has failed to present sufficient evidence to establish a reasonable inference that Bragagnolo has committed one of the acts in O.C.G.A. § 9-10-91 and that due process requirements have been met.

"Georgia courts will exercise personal jurisdiction over a non-resident defendant only if (a) the exercise of jurisdiction comports with due process and (b) the non-resident defendant has committed, in person or through an agent, one of the acts set forth in O.C.G.A. § 9-10-91." Rudo v. Stubbs, 221 Ga. App.

702, 703, 472 S.E.2d 515, 516 (1996) (emphasis in original). PwC must allege jurisdiction pursuant to the Georgia Long Arm Statute and demonstrate that due process requirements are met. PwC has completely failed to show that Bragagnolo committed one of the acts set forth in O.C.G.A. § 9-10-91.

Because PwC has failed to produce specific evidence to support a reasonable inference that the exercise of jurisdiction comports with due process **and** that Bragagnolo committed one of the acts set forth in the Georgia Long Arm Statute, Bragagnolo's Motion to Dismiss should be granted.[1]

B. THE "FACTS" AS ALLEGED BY PWC CANNOT BE SUBSTANTIATED BY THE ACTUAL EVIDENCE OF RECORD.

PwC's unsupported assertions and misstatements of the evidence should not be considered in opposition to Bragagnolo's Motion to Dismiss. Bragagnolo respectfully prays that the Court will again carefully review PwC's assertions and, to the extent that the Court finds PwC has misstated the evidence, consider that in evaluating the whole of PwC's position.

PwC alleges four sets of "facts" in support of personal jurisdiction. PwC alleges that based on these "facts," a jury could conclude that Bragagnolo participated in accounting fraud that caused harm to a Georgia resident. (PwC Response Brief, p. 3). However, no jury could ever come to such a conclusion simply because a jury would not be presented with the "facts" as alleged by PwC. As Bragagnolo details below, restating sections of his original Reply Brief for the

[1] Bragagnolo refers the Court to pages 3 though 8 of his original Reply Brief for citations with respect to PwC's failure to plead jurisdiction is proper and failure to allege Bragagnolo committed any of the acts set forth in O.C.G.A. § 9-10- 91.

Court's convenience and where necessary to completely respond to PwC's allegations, the actual evidence of record does not provide substantiation for PwC's misstatements, speculation, and wishful thinking.

1. **PwC's allegation "Bragagnolo Knowingly Misrepresented Safety-Kleen's Financial Condition to Georgia Resident Wachovia Bank" is unsupported.**

In support of its first "fact," PwC states "Bragagnolo knew that Safety-Kleen was not hitting its financial goals or budgets in fiscal year 1999. Bragagnolo Depo., 56:14-56:21; 60:16-60:20 (Appendix Tab A, pp. 141, 144)." (PwC Response Brief, p. 4). Bragagnolo specifically testified, "I don't believe we hit the financial goals in 1999" (Bragagnolo Deposition, 56:19-20), and "I don't believe we were at the budget numbers." (Bragagnolo Deposition, 60:19-20). Being aware S-K was not hitting goals and budgets does not support an allegation of "knowing misrepresentation."

PwC further alleges "Bragagnolo, Humphreys, and Winger misrepresented to Wachovia that Safety-Kleen had achieved its target synergies and that 'they were hitting their number.' Sellers Depo., 84:6-85:14 (Appendix Tab 2, pp. 21-22)." (PwC Response Brief, p. 4). It should be noted that PwC does not and cannot support this allegation with any testimony from "Bragagnolo, Humphreys, and Winger". Apparently, PwC has abandoned its earlier attempt to attribute this allegation to testimony given by Bragagnolo. Instead, the only reference is to statements from Donald Sellers, a Wachovia corporate representative.

Contrary to PwC's allegations, **Sellers never states Bragagnolo made misrepresentations** to Wachovia. Instead, Sellers opines that he "believes" Bragagnolo did not manage the integration of Safety-Kleen and Laidlaw efficiently and that decisions made by Humphreys, Winger and Bragagnolo ended up not having the positive benefits initially indicated. (Sellers Deposition, 84:16-17, 19-22). Then, Sellers was asked the ambiguous question whether he believed "**any** of these gentlemen ever made **any** misrepresentations of fact to you or others at Wachovia." Giving an equally ambiguous answer, Sellers responds, "Based on the facts that **I know today**, yes, I believe it." (Sellers Deposition, 85:1-2). Sellers never identifies which of the three he believes misrepresented facts. Sellers does not identify the factual basis for his opinion or details the substance of the alleged misrepresentations. PwC's leap from an ambiguous statement that someone made a misrepresentation, to an affirmative statement of Bragagnolo's knowing misrepresentation of financial information is unsupported by the evidence.[2]

[2] Bragagnolo further refers the Court to pages 12 though 13 of his original Reply Brief for citations with respect to Bragagnolo's denial of attending the second credit facility, and to pages 95 though 96 of his deposition transcript where he states, with respect to the first credit facility, that he "had only been with the company a short period of time" and "didn't know much about the business", "had no role to play", "provided no information" and "did not participate in any of the communications." He attended the meeting "along with a cast of thousands from Laidlaw" and "was told that the reason we were there was to have a showing of personnel there."

2. PwC engages in wholesale misstatement of testimony in alleging that "Bragagnolo Silenced Miklich's Threat to go Public With Safety-Kleen's Accounting Fraud With an Unprecedented Three-Year Severance Agreement."

PwC's second "fact" completely misstates the evidence by turning its questions into affirmative statements and citing deposition pages as authority for a statement, even through Bragagnolo and Arquilla did not give affirmative answers to the questions. The evidence cited by PwC does not show Bragagnolo "silenced Miklich's threat" or, in fact, that there was any threat of going public with accounting fraud. PwC alleges that although Bragagnolo offered Miklich an 18-month severance agreement, "Miklich, who was a Certified Public Accountant, threatened to 'tell the world what he knew' unless he received a three-year severance agreement. Bragagnolo Depo., 198:5-204:3." (PwC Response Brief, p. 4). This quotation is from a question posed by PwC's attorneys, to which Bragagnolo did not respond affirmatively.

In fact, PwC's reference to the deposition stops at page 204, line 3. There is good reason why. Beginning at line four (4), Bragagnolo specifically stated it never occurred to him that Miklich was threatening to go public with "accounting irregularities." (Bragagnolo Deposition, 204:4-12). Mr. Bragagnolo's testimony is the opposite of the impression PwC is desperately attempting to create by its misstatement of the evidence.

Instead of what PwC asserts, Bragagnolo described the threats made to him: (1) Miklich would go to work for a competitor; (2) Miklich said something about safety and compliance; (3) Miklich said something about holding back payments. Bragagnolo explained he was most concerned about Miklich's threat to go to work for a competitor: "He threatened me with, number one, that he would go down the street and go to work for Clean Harbors who was our number one competitor and that he would do serious damage to our revenues, to our people and ultimately to our earnings." (Bragagnolo Deposition, 199:23-199:2).

Consistent with Bragagnolo's actual testimony, Bob Arquilla (who was in the Miklich termination meeting), testified: "... I think the main thing they wanted him tied up for was noncompete purposes so he couldn't go steal customers of ours." (Arquilla Deposition, 152:6-10 (Appendix Tab 5, p. 251)). Arquilla reiterated this same "biggest concern" at page 155. (Arquilla Deposition, 155:8-12 (Appendix Tab 5, p. 253)).

PwC incorrectly paraphrases Arquilla's testimony to suggest what Arquilla "understood" and then extrapolates from that misstatement, Bragagnolo "knew that Miklich was referring to something of an accounting nature." PwC states: "Arquilla understood that Miklich was threatening to reveal accounting irregularities. Arquilla Depo., 146:11-156:24 (Appendix Tab 5, pp. 244-249)." (PwC Response Brief, p. 4). First, it is not correct to paraphrase Arquilla's testimony by saying he "understood" Miklich threatened to reveal fraud. As indicated above, Arquilla twice said the "main thing" and the "biggest concern" was tying Miklich up with a noncompete so he would not steal customers. (See last paragraph, above). Moreover, Arquilla does not recall having any such "understanding":

Q: And what you understood what Mr. Miklich was talking about was his belief that Safety-Kleen was engaged in certain improper accounting practices, right?

A: You know, sitting here today I am not sure what he was referring to. Specifically I knew he was upset about downsizing, putting the facilities at risk in terms of lack of personnel which would have been a compliance issue. As for what he knew about the accounting, I don't remember.

Q: So you don't know whether the issues that Mr. Miklich was threatening to make public involved accounting issues or not?

A: I don't remember if they did or did not.

(Arquilla Deposition, 146:22-147:10).

Q: And again, you don't recall the specific issues that Mr. Miklich was threatening to reveal, right?

A: At this point in time, no.

(Arquilla Deposition, 149:24-150:2).

Second, PwC's extrapolation to its hoped-for evidence is inconsistent with Bragagnolo's testimony. Bragagnolo answers questions on this subject by stating that he understood Miklich's threat to "go public" with "information of an accounting nature" to be the company's holding back payments at the end of a quarter to protect the cash flow. (Bragagnolo Deposition, 201:23 - 202:14).

PwC then alleges "Bragagnolo told Winger over the telephone that Miklich was threatening to tell the world what he knew" about accounting irregularities and that, as a result, "Winger authorized Bragagnolo to give Miklich a three-year severance agreement." (PwC Response Brief, p. 4). A reading of Arquilla's deposition testimony cited for this proposition lends no support. Arquilla stated, "Specifically, what [Bragagnolo] told [Winger] on the phone I don't remember. Told him a summary, John Miklich wants a three year settlement." (Arquilla Deposition, 149:3-5). When asked whether he heard Bragagnolo telling Winger that Miklich wanted the three year severance agreement or he was "going to tell the world what he knew," Arquilla responded, "Do I specifically remember him saying that, no." (Arquilla Deposition, 149:3-11). Contrary to PwC's misstatements of the evidence, Arquilla <u>never</u> testifies that Bragagnolo spoke of accounting irregularities or any other accounting issues when speaking with Winger. Arquilla further testified that he did <u>not</u> hear Winger's end of the conversation, as the phone call between Bragagnolo and Winger was not on speakerphone. (Arquilla Deposition, 148:21-25). Thus, PwC's affirmative statement of the basis of Winger "authorization" for the three-year severance should be disregarded as pure speculation.

3. The Most Egregious Misstatement is PwC's allegation that "Bragagnolo Threatened to Fire Tim Keegan if Keegan Talked to PwC About the Company's Accounting for its Harbor Dredging Claims."

It is shocking that PwC would persist in making this assertion, especially in light of the testimony of Mr. Keegan (discussed below) which directly contradicts PwC's third "fact."

PwC starts from the premise that, even though Bragagnolo testified he did not know how much revenue was booked from harbor dredging claims, he must have been aware because others knew. PwC cites as authority for its assertion the Affidavit of Greg Phillips (Appendix Tab 7). Mr. Phillips is an attorney who assisted in the "investigation of accounting irregularities." He and others interviewed Tim Keegan and took notes. According to the notes, Keegan did not take over the harbor operations until September 1, 1999. (Appendix Tab 7, p. 269). According to Bragagnolo's testimony, Bragagnolo learned in late 1998 that the revenue had been booked. (Bragagnolo Deposition, 21:19-23). Keegan, therefore, could have no personal knowledge of events occurring more than a year before he became involved. In fact, the basis for Keegan's supposed knowledge is a "general understanding." Keegan was asked by the investigators to "name names, but he did not." (Appendix Tab 7, p. 270). PwC then cites to Bragagnolo's deposition, ostensibly to support its assertion. (PwC Response Brief, p. 5). However, the cited testimony does not support the assertion.

With respect to whether Mr. Bragagnolo told Keegan he would be fired if he talked to the auditors, Bragagnolo testified he never told Keegan not to talk to the auditors about the harbor dredging issues. (Bragagnolo Deposition, 205:9-12). And, the investigating attorney's notes specifically state: "**We should confirm.**" (Appendix Tab 7, p. 271, emphasis added).

Recently, the deposition of Tim Keegan was taken. PwC attempted to "confirm" the attorney's notes and asked direct questions regarding Bragagnolo's alleged threats to fire Keegan. Despite PwC's persistence, Keegan specifically and repeatedly denied that Bragagnolo ever threatened to fire him if he talked to PwC about any alleged accounting irregularities or the harbor dredging claims:

Q: Did Mr. Bragagnolo in fact tell you that if you talked to PwC about the harbor dredging claims you would be fired?

A: Mr. Bragagnolo used to tell me every week that I would be fired. I mean, that point was **taken out of context** in that interview.

(Tim Keegan Deposition, 67:7-12).

Q: ... Mr. Bragagnolo did in fact tell you that if you talked to PwC about the harbor dredging issue you would be fired?

A: **No, he did not say that.**

Q: Did he say – did Mr. Bragagnolo tell you that if you talked to PwC you would be fired?

A: **No, he didn't say that.**

Q: What did he say that you related –

A: He said your job is **operations**. And if there's any issues that arise about the auditing function for accounting, refer them back to the accounting department.

Q: Did Mr. Bragagnolo threaten to fire you if you talked to PwC?

A: **No.**

Q: You did tell Shaw Pittman he threatened –

A: That's what Shaw Pittman wrote down. I just told you they took that comment **out of context**; that Mr. Bragagnolo told me on a weekly basis he would fire me.

Q: Did you tell Shaw Pittman that Mr. Bragagnolo threatened to fire you if you talked to PwC?

A: **No.**

(Keegan Deposition, 68:4-69:4) (A copy of the referenced pages from Keegan's deposition are attached hereto as Exhibit A.)

Contrary to PwC's egregious misstatement of the evidence, Keegan denies Bragagnolo ever threatened to fire him if he talked to PwC and denies ever making such statements to attorneys at Shaw Pittman.

4. Bragagnolo did not know the internal financials reflected EBITDA less than what had been reported; and, PwC's mischaracterizations of the evidence do not prove otherwise.

Exhibits 935 and 937 are a preliminary quarterly financial report and a financial report for the prior quarter. By leading Mr. Bragagnolo through them, it became apparent that the EBITDA number on Exhibit 937 was $45,000,000 less than Exhibit 935; however, Bragagnolo testified: "I have no explanation for it. I have testified that my responsibility for review of the documents were the operational documents. This is not an operational document." (Bragagnolo Deposition, 121:20-122:2). PwC continues to assert that its counsel's question recognizing this difference can be translated into knowledge on Bragagnolo's part. Clearly, given the actual testimony given by Bragagnolo on this subject, such a conclusion misstates the evidence.

a. **Until his deposition, Bragagnolo never made side-by-side comparisons of the reports:**

Counsel persisted in trying to get Mr. Bragagnolo to acknowledge that he was aware of discrepancy; however, Mr. Bragagnolo testified: "I don't recall having those two documents in front of me, doing any comparisons." (Bragagnolo Deposition, 122:24-25).

b. **Operational reports are not the same as public financial reports:**

Mr. Bragagnolo made it clear in his deposition that he used whatever "operational financial performance" reports were available at the time of a monthly call to review operational financial performance. Those operational reports are different from financial reporting to the public on various quarterly, annual and other reports:

> "My responsibility was for, to review the financial performance of the operations, not the financial reporting, if you will, that was done, for example, on a quarterly basis for the public reporting."
>
> (Bragagnolo Deposition, 11:7-11).

c. **Humphreys prepared the public reports. Bragagnolo never reviewed them and never attempted to reconcile them:**

In the very next series of questions, Bragagnolo makes it clear that it was the Chief Financial Officer, Paul Humphreys, who was responsible for the public reporting. (Bragagnolo Deposition, 11:12-19) PwC was aware at the very beginning of the deposition that Bragagnolo never reviewed the public financial reports before they were filed. (Bragagnolo Deposition, 11:20-12:15). Most importantly, PwC was aware from the very beginning of the deposition that Bragagnolo never made any attempt to reconcile the numbers reported in the public reports with the operational financial reports that he saw on a monthly basis:

Q: Did you ever make any attempt to reconcile the numbers that were reported in the public reports, 10-Q's and 10-K's and that kind of thing, with the financial reports that you reviewed on a monthly basis?

A: No, I did not.

(Bragagnolo Deposition, 12:16-21).

d. Bragagnolo did not review the adjustments made to the operational reports when they were converted to public reports:

Mr. Bragagnolo indicated that he reviewed the operational financial statements from an operational standpoint and that he did not review what was reported to the public. If there were adjustments made to the monthly operational financial reports before they were converted into the quarterly public reports, Mr. Bragagnolo would not have reviewed those adjustments. (Bragagnolo Deposition, 13:18-14:2).

Mr. Bragagnolo received facility-level financial statements. Each month, he used a report in his operations call. He used a preliminary statement—whichever statement was available at the time that the operations call was scheduled. After the operations call, the accounting staff would continue to make additional "runs." (Bragagnolo Deposition, 65:8-17). The company went through a number of runs of the operational financial statement each month. In some instances, they would go through as many as 10, 12 or 15 runs. (Bragagnolo Deposition, 64:21-65:5). When he was doing his operational reviews, the reports he was using were not the final runs. They would keep running as accounting information was included. (Bragagnolo Deposition, 70:12-71:5).

Mr. Bragagnolo was not aware of the changes that were made after the day that he used the report for his operations call: "I had no responsibility, was told to stay out of the numbers with respect to how the accounting was done. I took the job as I was told and did it." (Bragagnolo Deposition, 135:8-11).

e. Mischaracterization is not a substitute for failed cross-examination:

Notwithstanding Mr. Bragagnolo's testimony that he was not involved in the preparation of the public financial reports and that he did not use them in his monthly operational call nor review them, PwC persists in accusing Mr. Bragagnolo of having knowledge that it is clear he did not have. Even though PwC failed in obtaining these concessions from Mr. Bragagnolo, PwC has now chosen to mischaracterize the testimony as though it supported the assertions made by PwC.

PwC suggested to Mr. Bragagnolo that the figures reported on Exhibit 935 should match the quarterly report for that same period. Mr. Bragagnolo responded: "I wouldn't know whether that's what's reported." (Bragagnolo Deposition, 106:14-15).

PwC asked Mr. Bragagnolo for an explanation as to why the numbers "don't jive exactly between Exhibit 935 and Exhibit 936," and Mr. Bragagnolo replied that he absolutely did not have an explanation: "Absolutely not. I have previously testified that I had no input into the preparation of the documents that were filed with the public." (Bragagnolo Deposition, 117:12-20). Mr. Bragagnolo clearly testified that he was not involved in financial reporting. (Bragagnolo Deposition, 11:7-11).

The financial reports shown to Mr. Bragagnolo demonstrate significant "outside revenue" of which he was not aware. (Bragagnolo Deposition, 109:6-111:4). With specific reference to the EBITDA number on Exhibit 935, Mr. Bragagnolo said that he did not know whether the number on Exhibit 935 was the entire EBITDA for the company for the quarter and that he did not know whether that figure matched what was publicly reported. (Bragagnolo Deposition, 110:24-111:4).

From the established fact that Mr. Bragagnolo received a version of a financial report each month, PwC continues to leap to the conclusion that he received and reviewed quarterly reports. This is a leap without support. See, for example, page 5 where PwC asserts: "Bragagnolo received both monthly and quarterly operational financial statements for the company's operations, similar to Exhibit 935, throughout his tenure as Chief Operating Officer." (PwC Response Brief, p. 5). First, there is no authority cited (and none available) for the surmise that Bragagnolo would have "received and reviewed" these quarterly reports. Second, this assertion is contrary to the evidence. Generally, Bragagnolo never reviewed the 10-Q's and only occasionally scanned the 10-K's and never made any attempt to reconcile the numbers on those reports with the ones he reviewed on a monthly basis. (Bragagnolo Deposition, 12:8-21). PwC asserts that Bragagnolo would have received and reviewed Exhibit 937; however, when PwC asked Bragagnolo about Exhibit 937, Bragagnolo said that he received and studied monthly documents, not quarterly documents. (See Bragagnolo Deposition, 126:7-25 and the antecedent reference to Exhibit 937 at 117:25).

Bragagnolo studied the monthly documents because he went through them on the operating calls; however, he has no recollection of having seen or studied quarterly reports:

> A: I studied the monthly documents because we went through them on our operating calls.
>
> Q: You didn't study the quarterly documents?
>
> A: I don't recall us having specific meetings on the quarterly results because we had already had the meetings on the monthly results.
>
> I do not recall specific quarterly meetings. I'm looking at a document that says preliminary and one that says final. I can't say that I saw those specifically."
>
> (Bragagnolo Deposition, 126:18-127:2).

Moreover, the references cited by PwC in support of its assertion that Mr. Bragagnolo was aware of financials on a quarterly basis, all make reference to his review of monthly reports. (Bragagnolo Deposition, 58:12; 60:13; 64:21, 65:3, 104:10-105:13).

Mr. Bragagnolo acknowledged that there may be adjustment made to the reports that he saw before the information was reported to the public. Mr. Bragagnolo was clear that he had no way of knowing and no knowledge whether the numbers on Exhibit 935 reflected the overall performance of Safety-Kleen for a period of time. (Bragagnolo Deposition, 106:22-107:5).

f. Bragagnolo was not aware of discrepancies about fiscal 1999:

PwC asserts Bragagnolo was aware of a discrepancy regarding a "key financial measure" for the second quarter of 1999. Mr. Bragagnolo testified that he did not recall specific concerns about fiscal 1999. He recalls concerns about fiscal 2000. (Bragagnolo Deposition, 61:5-16).

From an operational standpoint, Mr. Bragagnolo was aware of some issues about the company's financial performance in fiscal 1999: ". . . there were areas that were of concern because we were in the major throes of the integration of the two companies. The financial statements were in somewhat of disarray. . . ." (Bragagnolo Deposition, 61:17-20). The combined companies were attempting to consolidate the financial reporting into Columbia, South Carolina. The larger company "with hundreds of thousands of more transactions" was put into the smaller financial system. The Peoplesoft System was not up and running. "So the financial statements were difficult from an operating standpoint to make some sense out of in some areas. They were not good, you know, they had difficulties with them." (Bragagnolo Deposition, 62:4-7).

g. Bragagnolo was responsible for operations, not financial reporting:

Mr. Bragagnolo did not understand he had any obligation to ensure the accuracy of the public financial reports. In fact, he had been told on a number of occasions that was not his responsibility. The CEO (Ken Winger) and the CFO (Paul Humphreys) were both accountants and had been Chief Financial Officers in other companies. Mr. Winger and Mr. Humphreys handled the financial matters. Mr. Bragagnolo and the others in operations were told: ". . . you run the business. . . . " (Bragagnolo Deposition, 107:20-21). Based on the qualifications of the other executive officers, based on their experience and his, Bragagnolo clearly understood his responsibility[3] and clearly understood that it was not for financial matters:

> "My job, as I described earlier, was to run the business and be responsible for the operations. I was not involved in any of the communication or the preparations of the documents to the government, nor to the outside investors.
>
> I did not view that as my responsibility under any condition in any way. My responsibilities were very clear."
>
> (Bragagnolo Deposition, 108:3-10).

[3] Mr. Bragagnolo worked six days a week, eleven to twelve hours Monday through Friday, and five or six hours on every Saturday, on "operations" issues. See pp. 25-26 of Bragagnolo's initial Reply Brief for elaboration.

h. **Misstatements do not create disputes in the evidence:**

Due to PwC's repeated failure to accurately relate information in its pleadings, Bragagnolo submits that none of the above "facts" should be considered on the Motion to Dismiss and "factual disputes" raised by PwC's "evidence not be resolved in favor of PwC. To allow otherwise would reward PwC for misrepresentations.

CONCLUSION

Bragagnolo is not subject to personal jurisdiction in Georgia. PwC has failed to allege sufficient facts to support a reasonable inference that Bragagnolo can be subjected to the jurisdiction of the court. Moreover, due process requirements cannot be met. PwC's continued misstatements of the evidence in a desperate attempt to create evidence of jurisdiction should not be considered on the Motion to Dismiss. Consequently, Bragagnolo respectfully requests that this Court reverse its earlier ruling and **grant** his Motion to Dismiss for Lack of Personal Jurisdiction.

Respectfully submitted this 28th day of June, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Christine A. Carson
Georgia Bar No. 691085
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY,
STATE OF GEORGIA

TORONTO DOMINION, INCORPORATED, et al., Plaintiffs : NO. 00VS012679F

vs.

PRICE WATERHOUSE COOPERS, LLP, Defendant and Third-Party Plaintiff

vs.

SAFETY-KLEEN CORPORATION, et al. Third-Party Defendant Defendants

VIDEOTAPE DEPOSITION OF TIMOTHY KEEGAN

Taken in the law offices of 38 North Sixth Street, Reading, Pennsylvania, on Tuesday, June 18, 2002, commencing at 10:00 a.m., before Sally A. Slifer, RMR, Registered Merit Reporter, CRR, Certified Realtime Reporter, CSR, Certified Shorthand Reporter, and Matt Gursky, Videographer.

APPEARANCES:

SUSMAN GODFREY, LLP
By: IAN CROSBY, ESQ.
1201 Third Avenue
Seattle, Washington 98101-3000
-- For the Plaintiffs

* * *

SPHERION COURT REPORTING

EXHIBIT
"A" p1

APPEARANCES: (Continued)

GIBSON, DUNN & CRUTCHER, LLP
By: ALAN R. STRUBLE, ESQ.
2100 McKinney Avenue, Suite 1100
Dallas, TX 75201-6911
-- For Price Waterhouse Coopers, LLP

WILLIAMS & CONNOLLY, LLP
By: DANIEL J. HURSON, ESQ.
725 Twelfth Street, NW
Washington, D.C. 20005
-- For Safety-Kleen Corp.

ALSO PRESENT: Carl Solomon, Esq.

* * *

SPHERION COURT REPORTING

EXHIBIT
"A" P2

INDEX TO WITNESS

INDEX TO EXHIBITS

EXHIBIT
"A" P3

My job was operations. I didn't have any involvement in accounting or finance. So any discussions with auditors were to be with the accounting and finance department. So we weren't -- you know, we were not supposed to talk to the auditors unless it was about an operational issue.

Q. Did Mr. Bragagnolo in fact tell you that if you talked to PWC about the harbor dredging claims you would be fired?

A. Mr. Bragagnolo used to tell me every week that I would be fired. I mean, that point was taken out of context in that interview.

Mr. Bragagnolo was a very unique individual to work for, and was sort of from the old school, and he had a tendency to have a threatening personality. And when he didn't like or hear what he heard, whether harbor, PPM or something, or if I would question something, he used to love to say to me, you are going to be fired -- I am going to fire you. He's a neighbor. I play -- I would see him in my neighborhood. It was a very -- he was the boss and I was the worker and he would -- he always let me know that.

So that point was taken out of context.

EXHIBIT
"A" p4

Q. Mr. Bragagnolo did in fact tell you --

A. He used to say to me, I will fire you if you don't do this.

Q. Let me finish my question please. Mr. Bragagnolo did in fact tell you that if you talked to PWC about the harbor dredging issue you would be fired?

A. No, he did not say that.

Q. Did he say -- did Mr. Bragagnolo tell you that if you talked to PWC you would be fired?

A. No, he didn't say that.

Q. What did he say that you related --

A. He said your job is operations. And if there's any issues that arise about the auditing function for accounting, refer them back to the accounting department.

Q. Did Mr. Bragagnolo threaten to fire you if you talked to PWC?

A. No.

Q. You did tell Shaw Pittman he threatened --

A. That's what Shaw Pittman wrote down. I just told you they took that comment out of context; that Mr. Bragagnolo told me on a weekly basis he would fire me.

EXHIBIT
"A" p5

Q. Did you tell Shaw Pittman that Mr. Bragagnolo threatened to fire you if you talked to PWC?

A. No.

MR. HURSON: Objection, asked and answered several times. You are now arguing with him, Alan.

MR. STRUBLE: Okay.

MR. HURSON: He already answered that question twice.

(Deposition Exhibit Number 1273 was marked for identification.)

Q. I have handed you Exhibit 1273, which is a copy of the summary of Shaw Pittman's interview of you.

Do you have that in front of you?

A. Yes.

Q. And you actually reviewed this document prior to your deposition today, right?

A. I just got a copy of it last night, yes.

Q. I didn't highlight what I am looking for.

A. Last page, quarter of the way down the page.

MR. CROSBY: What are we looking

EXHIBIT
"A" P6

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO Third-Party Defendants.	:	CIVIL ACTION NO.: 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S SUPPLEMENTAL REPLY BRIEF IN SUPPORT OF MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Attorneys for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SECRET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

and

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Vincent Lawrence, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
(Attorneys for Plaintiffs)

J. Andrew Keyes, Esq.
Daniel J. Hurson, Esq.
WILLIAMS & CONNOLLY, LLP
725 12th Street, N.W.
Washington, DC 20005
(Attorneys for Safety-Kleen Corporation)

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202
(Attorney for Kenneth Winger)

John Freedman, Esq.
ARNOLD & PORTER, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

Paul R. Humphreys
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 28th day of June, 2002.

GORBY, REEVES, PETERS & BURNS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al.,	:	
Plaintiffs,	:	CIVIL ACTION FILE NO.: 00-VS-012679-F
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:	
Third-Party Defendants.	:	

ORDER DENYING THIRD-PARTY DEFENDANT MICHAEL BRAGAGNOLO'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

This matter is before the Court on Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction. By Order dated May 30, 2002 the Court denied the motion to dismiss for lack of personal jurisdiction or in the alternative, application for a Certificate of Immediate Review. On June 10, 2002, the Court granted Defendant Bragagnolo's Motion for Reconsideration and stayed its Order of May 30, 2002 to consider the supplemental briefs of counsel as well as the complete depositions which had also recently been provided to the Court. After reconsideration of the record, the Court **VACATES** the Order filed May 30, 2002 and issues the following Order denying the motion to dismiss.

Background

Plaintiffs, including Georgia resident Wachovia Bank, lenders to Laidlaw Environmental Services, Inc. ("Laidlaw") and its successor, Safety-Kleen Corporation ("Safety-Kleen"), filed their original Complaint on December 13, 2000 against PwC for negligent misrepresentation.[1] Plaintiffs allege they relied on the integrity of audited financial statements prepared by PwC, as well as the reputation, competence, and due professional care of PwC and PwC's auditors' reports and compliance certifications in their decision to extend loans and credit to Laidlaw and Safety-Kleen. (Plaintiffs' Complaint, ¶ 3). Plaintiffs claim that PwC's auditors' reports and certifications were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to standards of its profession. (Id.). As a direct and proximate result of their reliance on PwC's negligent misrepresentations, Plaintiffs allege they have suffered damages. (Id., ¶ 45).

On January 23, 2002, PwC filed a Third-Party Complaint for contribution and indemnity against Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys") and Michael J. Bragagnolo ("Bragagnolo"), the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-Kleen and its predecessor in interest, Laidlaw. (Third-Party Complaint, ¶ 1). PwC alleges that Plaintiffs' damages were caused by the tortious acts of the Third-Party Defendants and that the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC (Id., ¶¶ 45, 47).

---

[1]Two amendments to the Complaint have increased the number of Plaintiffs to ninety-three.

PwC alleges that the Court has jurisdiction over the Third-Party Defendants in that they "performed one or more tortious acts in the State of Georgia, and have an impact on Georgia resident[s]..." (Id., ¶ 12). PwC alleges that Bragagnolo participated in accounting fraud that (1) induced PwC to issue "clean" auditors' reports on Safety-Kleen's financial statements and (2) that induced the Plaintiffs, including Georgia resident Wachovia Bank, to loan Safety-Kleen more than $1 billion.

Bragagnolo was served with a copy of the Third-Party Complaint on February 4, 2002, at his residence in Canton, Michigan. On March 6, 2002, Bragagnolo filed his special appearance to contest jurisdiction and Answer asserting affirmative defenses including lack of personal jurisdiction.

Safety-Kleen terminated Bragagnolo's employment prior to the filing of this action. (Deposition of Robert Arquilla, pp. 204-208). He has not been employed by Safety-Kleen since August 31, 2000. (Affidavit of Michael J. Bragagnolo, ¶ 2). Bragagnolo resided in South Carolina during his employment with Laidlaw and Safety-Kleen, and he has never resided in Georgia. (Id.).

Bragagnolo states that he did not conduct any business within the State of Georgia during his term of employment with Laidlaw and Safety-Kleen, he did not visit any facility of either company in the State of Georgia, and he did not participate in any business meetings of either company in the State of Georgia. He recalls that he was in Georgia solely to change airplanes at the Atlanta airport. (Id., ¶ 3).

Bragagnolo further states that he does not nor has he ever owned any real property in the State of Georgia. (Id., ¶ 4). He states that he does not now, nor has he ever transacted business in the State of Georgia, and he does not now, nor has he ever regularly done or solicited business or engaged in any other persistent course of conduct, or derived substantial revenue from goods used or consumed or services rendered in the State of Georgia. (Id., ¶ 5).

Bragagnolo states that he does not now, nor has he ever advertised in the State of Georgia, targeted Georgia residents for business or made any direct sales efforts with respect to Georgia residents. (Id., ¶ 6). He states that he does not now, nor has he ever had or worked in any offices nor had any personal employees or a personal registered agent for service of process in the State of Georgia. (Id., ¶ 7).

Bragagnolo states that he did not specifically direct reports or representations to Georgia residents concerning Safety-Kleen's financial condition and practices. (Id., ¶ 8). He states that he did not prepare or sign the Financial Statements nor did he prepare or sign any of the other financial filings referred to by the Third-Party Plaintiff in its Complaint. (Id., ¶¶ 9, 10).

PwC states that Bragagnolo purposefully availed himself of the privilege of transacting business with Georgia residents. As Chief Operating Officer of Safety-Kleen and its predecessor Laidlaw, Bragagnolo was in charge of all of Safety-Kleen's operations, including Safety-Kleen's facilities and personnel located in Georgia. (Bragagnolo Deposition, pp. 8, 157-158). Prior to acquiring Safety-Kleen, Laidlaw had at least one facility and 15-20 personnel in Georgia. (Id., pp. 159-160, 164-165). Following the Safety-Kleen acquisition, the company operated seven facilities and had over 100 personnel in Georgia, all of which were under Bragagnolo's supervision. (Id., pp. 157-165). The financial performance of these operations was reflected in monthly reports that Bragagnolo used to track the overall financial performance of the operations of the company. (Id., pp. 9-11).

PwC asserts that Bragagnolo misrepresented Safety-Kleen's financial condition to PwC and to Plaintiffs, including Georgia resident Wachovia Bank. PriceWaterhouseCoopers LLP ("PwC") contends that it has presented sufficient evidence from which the jury could conclude that Bragagnolo knowingly misrepresented Safety-Kleen's financial condition to Georgia-resident Wachovia Bank by (1) silencing John Miklich's threat to go public with Safety-Kleen's accounting fraud with an unprecedented three-year severance agreement; (2) by threatening to fire Tim Keegan if Keegan talked to PwC about the company's accounting for its harbor dredging claims; and (3) by concealing that he a $45 million discrepancy in the financial reporting for the second quarter of fiscal 1999 about which he knew or should have known. PwC offers as evidence in support of the foregoing contentions:

Bragagnolo knew that Safety-Kleen was not hitting its financial goals or budgets in fiscal year 1999. (Bragagnolo dep., pp. 56, 60). Bragagnolo, Humphreys and Winger misrepresented to Wachovia that Safetly-Kleen had achieved its target synergies and that "they were hitting their numbers." (Sellers dep., pp. 84-86).

(1) John Miklich was fired by Bragagnolo and Robert Arquilla. (Arguilla dep., pp. 145-146). Miklich, a Certified Public Accountant, threatened, among other things, to reveal the company's accounting irregularities unless he received a three-year severance agreement. Bragagnolo knew that Miklich was referring to something of an accounting nature, but he did not ask Miklich what specifically he was threatening to reveal. (Bragagnolo dep., pp. 198-204). When Bragagnolo told Winger that Miklich was threatening to reveal accounting irregularities, Winger authorized Bragagnolo to give Miklich the three-year severance agreement. Although neither Arquilla nor Bragagnolo asked Miklich what specifically he was threatening to reveal to

the public, Arquilla understood that Miklich was threatening to reveal accounting irregularities. (Arquilla dep., pp. 146-156). Arquilla contemporaneously noted the arrangement with Miklich on his "list of things he wanted to remember in case of an investigation of Safety-Kleen" and then emailed that list to his home email address before news of the accounting irregularities became public. (Arquilla dep., pp. 161-162).

(2) Tim Keegan told Bragagnolo that the amount of the harbor claims that had been booked as revenue exceeded the amount that was probable of recovery. (Bragagnolo dep., p. 178). Bragagnolo told Keegan that if he talked to the auditors about the harbor he would be fired. (Affidavit of Gregory Phillips, Exhibit A, pp. 2, 4).[2] According to Keegan, Bragagnolo was aware that Safety-Kleen had booked future revenue without also booking the associated expenses. Specifically, Keegan told the lawyers who investigated the accounting fraud at Safety-Kleen that he recalled a particular monthly meeting with Winger, Humphreys and Bragagnolo to go over operations results. According to Keegan, Winger, Humphreys and Bragagnolo had recorded future revenue at the Harbor without also booking the associated expenses in a previous month. This caused a drop in the run rate, which caused Bragagnolo to question Keegan. At that point Humphreys or Winger interrupted and said "Mike, you know what that's about" to which Bragagnolo replied "Oh, yeah." (Phillips aff., Exh. A, p. 3).

(3) Bragagnolo received both monthly and quarterly operational financial statements for the company's operations, similar to Exhibit 935, throughout his tenure as Chief Operating

[2]Compare Tim Keegan's deposition testimony in which he denied that Bragagnolo ever threatened to fire him if he talked to PwC about any alleged accounting irregularities or the harbor dredging claims. (Deposition of Tim Keegan, pp. 68-69).

Officer. (Bragagnolo dep., pp. 104-105). Bragagnolo knew that the numbers reported to the public were based on the numbers reflected in the operational financial statements that he received and reviewed. (Id., pp. 15-16). EBITDA (earnings before interest, taxes, depreciation and amortization) was the primary measure that Bragagnolo used to evaluate the performance of the operations under his supervision. (Id., p. 58). He is sure that he compared the EBITDA figures from one period to the next to see how the company was doing. (Id., p. 59). This EBITDA figure was shown as approximately $106 million on the operational financial statements for the second quarter of fiscal 1999 but was shown as only approximately $61 million in the "prior period" section of the operational financial statements for the third quarter of fiscal 1999. (Id., pp. 117, 118-122; Exhibit 935, pp. 160, 204; and Exhibit 937, pp. 161-165, 240).[3]

Standard of Review

On a motion to dismiss for lack of personal jurisdiction, the movant bears the burden of proof. Genesis Research Institute, Inc. v. Roxbury Press, Inc., 247 Ga. App. 744 (2000). Disputes of fact are resolved in favor of the plaintiff. Id. The motion to dismiss must be denied if plaintiff alleges sufficient facts to support a reasonable inference that the defendant can be subjected to the jurisdiction of the court. Jackam v. Hosp. Corp. of America Mideast, Ltd., 800 F. 2d 1577, 1579 (11th Cir. 1986).

[3]Bragagnolo cites his testimony that he never had these two documents in front of him "doing any comparisons." (Bragagnolo dep., p. 122). Bragagnolo testified that he never attempted to reconcile the numbers that were in the public reports and that he did not review adjustments that were made to the monthly operational financial reports before they were converted into quarterly public reports. (Id., pp. 12-13). Bragagnolo further testified that he "had no responsibility, was told to stay out of the numbers with respect to how the accounting was done." (Id., p. 135).

Pursuant to O.C.G.A. § 9-10-91 a "court of this state may exercise personal jurisdiction over any nonresident or his executor or administrator, as to a cause of action arising from any of the acts, omissions, ownership, use, or possession enumerated in this Code section, in the same manner as if he were a resident of this state, if in person or through an agent he: (1) Transacts any business within this state; (2) Commits a tortious act or omission within this state,... (3) Commits a tortious injury in this state caused by an act or omission outside this state if the tort-feasor regularly does or solicits business, or engages in any other persistent course of conduct, or derives substantial revenue from goods used or consumed or services rendered in this state;..."

It is sufficient if either the tortious act or the resulting injury occurs inside the state. Coe & Payne Co. v. Wood-Mosaic Corp., 230 Ga. 58 (1973). Activity which will support the exercise of jurisdiction over the non resident in a tort action need not be so extensive as to meet the definitional requirements of subsection one. Shellenberger v. Tanner, 138 Ga. App. 399, 411 (1976)

The court should make a two part inquiry to determine whether a defendant may be haled into the forum. First, the court should determine whether the provisions of the long arm statute are satisfied. If so, the court should determine whether the non resident defendant has sufficient "minimum contacts" with the forum state to satisfy constitutional due process standards, thus ensuring that "maintenance of the suit does not offend traditional notions of fair play and substantial justice." Horsley v. Feldt, et al., 128 F. Supp 2d 1374, 1377-1378 (2000), quoting Int'l Shoe v. Washington, 326 U.S. 310, 316 (1945). There must be evidence that Defendant purposely availed himself of the privilege of conducting activities within this state. Burger King Corp. v. Rudzewicz, 471 U.S. 462, 474 (1985); SES Industries, Inc. v. Intertrade Packaging

Machinery Corp., 236 Ga. App. 418, 420 (1999). The five "fairness factors" are: the burden on the defendant, the forum state's interest in adjudicating the dispute, the plaintiff's interest in obtaining convenient and effective relief, the interstate judicial system's interest in obtaining the most efficient resolution of controversies and the shared interest of the several states in furthering fundamental social policies. World-Wide Volkswagen Corp. v. Woodson, 444 U.S. 286, 292 (1980).

If the "long arm statute confers personal jurisdiction to the limits of the Due Process Clause, the Court may pass over analysis of the statute and exercise jurisdiction where the constitutional requirements are satisfied. Although there has been some debate about the reach of the Georgia long arm statute, both state and federal courts considering this issue in recent years have uniformly held that the Georgia long arm statute is intended to exercise jurisdiction over non-resident defendants to the maximum extent permissible under the Due Process Clause of the United States Constitution" Horsley, supra at 1378, citing Allstate Ins. Co. v. Klein, 262 Ga. 599 n.1 (1992)(other citations omitted). See HTL Sp. Z O. O. v. Nissho Corp., 245 Ga. App. 625, 626 (2000), cert. denied Feb. 2, 2001.

Georgia courts have interpreted the long arm statute most liberally to uphold jurisdiction. Shea/Rustin. Inc. v. Home Fashion Guild Ltd., 135 Ga. App. 88 (1975) citing J.C. Penney Co. v. Malouf Co., 230 Ga. 140; Davis Metals, Inc. v. Allen, 230 Ga. 623, 626 (1973).

As the federal court stated in Chemtall Inc. v. Citi-Chem, Inc., 992 F. Supp. 1390, 1401 (S.D. Ga. 1998): "Because this Court has chosen not to conduct a discretionary evidentiary hearing, but instead has allowed plaintiffs to conduct discovery in support of their jurisdictional allegations, [plaintiffs] have the burden of establishing a prima facie case of personal jurisdiction over [the defendant]. To do so [they] must present enough evidence to withstand a motion for directed verdict. The Court must accept as true all facts alleged in the complaint that are uncontroverted by the defendant's affidavits. Where, however, the defendant's affidavits and the plaintiff's assertions conflict, the Court must construe all reasonable inferences in favor of the plaintiff."

Analysis

Based on a review of the record, the Court finds that PwC has alleged sufficient facts to satisfy the requirements of the long arm statute for jurisdiction over Bragagnolo; namely, O.C.G.A. § 9-10-91(3). See Coe, supra. If, as PwC alleges, Bragagnolo knew or should have known that false, misleading or fraudulent financial reports concerning Safety Kleen's financial condition were issued, and were circulated to potential Laidlaw lenders, including a Georgia resident, then construing the facts in a light most favorable to PwC, as the Court must, PwC has come forward with facts to support a reasonable influence that Bragagnolo may have committed a tortious injury in this State caused by acts or omissions outside the State, while either engaging in a persistent course of conduct toward a Georgia resident, or deriving substantial revenue from services rendered by a Georgia resident. See Saye v. King, 2002 Ga. App. LEXIS (May 6, 2002), at * 4-6.

Therefore, having determined that the requirements for long arm jurisdiction have been met, the Court must next determine whether Bragagnolo had sufficient minimum contacts with Georgia to satisfy constitutional due process standards. PwC argues that the exercise of personal jurisdiction over Bragagnolo is reasonable because a balancing of the fairness factors weighs in favor of adjudicating Bragagnolo's liability for Plaintiffs' alleged damages as part of this suit. In this regard, Pwc alleges that Bragagnolo participated in the accounting fraud carried out by Humphreys and Winger (who have not contested jurisdiction), which is the same fraud that

Plaintiffs allege PwC's audits negligently failed to detect. PwC contends that this Court has an interest in adjudicating the liability of all alleged co-tortfeasors, including, Bragagnolo, together in the same lawsuit. Otherwise, segregating any one of these would unnecessarily increase the burden imposed by the present dispute, because PwC will be forced to relitigate the same issues in a separate lawsuit if Plaintiffs prevail in the present one which would not serve the interest of the interstate judicial system.

Bragagnolō argues that exercise of personal jurisdiction over him by this Court would offend due process. He states that he did not purposefully avail himself of the opportunity of conducting activities with or in Georgia, did not conduct any business in Georgia, did not reside in or visit Georgia for any purpose related to the claims in PwC's Third-Party Complaint, did not advertise or solicit business in Georgia and did not benefit economically or otherwise from any goods used or services rendered in Georgia. (Id., ¶¶ 2-5). Bragagnolo argues that the burden of traveling from Michigan to a state in which he has no contacts would be substantial.

Bragagnolo also contends that PwC's unilateral activity, in creating allegedly misleading auditors' reports and certifications, forms no basis for personal jurisdiction over him. Although he concedes that PwC's unilateral actions allegedly involve or somehow relate to him, he states that he did not conduct any activity with or in Georgia. Although PwC has alleged a connection between Bragagnolo and PwC, he contends there is no contact between Bragagnolo and Georgia.

However, the contacts between Bragagnolo and Georgia, as they relate to the Safety-Kleen facilities and personnel in Georgia is not disputed, nor is the fact that the financial performance of these operations was reflected in monthly reports tracking financial performance.

Based on the foregoing, and considering the above enumerated fairness factors, the Court finds that Bragagnolo has sufficient minimum contacts with this State and that this Court has an interest in adjudicating the dispute; that PwC has an interest in obtaining convenient and effective relief by and among joint tortfeasors in one action; and, that such interests outweigh the minimal burden on Braganolo to defend this action in this Court. Accordingly, Third-Party Defendant Michael J. Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction is **DENIED**.

SO ORDERED, this 11th day of July, 2002.

Susan B. Forsling

Judge Susan B. Forsling
State Court of Fulton County

Copies to:

Michael S. Reeves, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns, P.C.
Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, Georgia 30326

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
Jack P. Smith III, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Stephen D. Susman, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey, L.L.P
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

Tony L. Axam, Esq.
Axam, Adams and Secret
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq
The Law Offices of Peter L. Murphy
Post Office Box 1428
Columbia, South Carolina 29202

11 JULY 02
Fulton County, Georgia

NO. 00VS012679-F

FILED IN OFFICE

TORONTO DOMINION (TEXAS), INC.; et al	§	IN THE STATE COURT OF
	§	
	§	
Plaintiffs,	§	FULTON COUNTY,
v.	§	
	§	
PRICEWATERHOUSECOOPERS LLP,	§	
Defendant.	§	STATE OF GEORGIA

MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION

Through a contrived deal with Safety-Kleen Corp. ("Safety-Kleen" or the "Company"), defendant PricewaterhouseCoopers, L.L.P. ("PwC") seeks to once again bring the Company into this action as a third-party defendant. However, the deal struck between Safety-Kleen and PwC to induce Safety-Kleen to waive application of the Bankruptcy Code's automatic stay provision removes jurisdiction from this Court for adjudicating the "claims" between those parties. In addition, the agreement between PwC and the Company also removes the original justification and basis under Ga. Code. § 9-11-14 upon which this Court first let PwC bring its third-party claims against Safety-Kleen. Plaintiffs therefore request this Court vacate its prior order that allowed defendant PwC to pursue a third-party action against Safety-Kleen.

Background Facts

On October 23, 2001, PwC moved for leave to file a third-party complaint under Ga. Code § 9-11-14 against Safety-Kleen and three of its former officers. Exhibit A. This Court granted that motion on January 14, 2002. Exhibit B.

On May 17, 2002, the judge overseeing Safety-Kleen's bankruptcy issued an order prohibiting any action against the Company based on the automatic stay provisions of the federal bankruptcy code. Exhibit C. To avoid the effects of the automatic stay, PwC has now negotiated an agreement with Safety-Kleen, pursuant to which Safety-Kleen will agree to a lifting of the automatic stay to allow PwC to pursue its third-party claims against the Company "for allocation purposes only." Exhibit D. That agreement acts to render any judgment of this Court in the instant action completely meaningless; and thereby removes both jurisdiction over, and justification of, adjudication for the third-party claims against Safety-Kleen in this case.

Argument

1. **The Deal Between PwC and Safety-Kleen Renders Any Judgment of this Court Advisory Only, Thereby Removing Jurisdiction over the Third-party Claims as Filed.**

A Georgia court has no power to render advisory opinions. Fourth Street Baptist Church v. Board of Registrars, 320 S.E.2d 543 (Ga. 1984). When an action reaches a point such that it no longer presents a justiciable controversy and presents only a question of academic interest, the entry of a court judgment is not appropriate. Baker v. City of Marietta, 518 S.E.2d 879, 883-84 (Ga. 1999). Moreover, absent a sufficient legal interest in the outcome of a suit on the part of the parties before it, a court cannot adjudicate the claims they bring. See Burton v. Composite State Board of Medical Examiners, 538 S.W.2d 501 (Ga. App. 2000) (legal interest sufficient to prosecute claim requires a party show its rights are in direct issue or jeopardy).

The pending deal between PwC and Safety-Kleen acts to remove any effect of a judgment by this Court in this action as to the claims between those parties. Their agreement:

- Allows PwC to pursue its third-party claims in this action against Safety-Kleen solely for "allocation" purposes;

- Keeps the automatic stay in place to bar any "affirmative" recovery from Safety-Kleen by PwC;
- Imposes a covenant not to execute on any judgment obtained by PwC against Safety-Kleen in this case; and
- Removes any collateral estoppel or *res judicata* effect of this Court's judgment as between the Company and PwC.

Exhibit D ¶¶ 1, 2, and 4. Simply put, given the agreement between these parties, neither has any care or interest in whatever judgment is rendered in this action as they have put in place restrictions that make any such judgment legally irrelevant and meaningless. Therefore, the agreement between PwC and Safety-Kleen removes any legal effect of a judgment by this Court, and makes any such judgment an improper "advisory" opinion. See Sieg v. PricewaterhouseCoopers, L.L.P., 539 S.E.2d 896, 898 (Ga. App. 2000) (if the party is not in a position of uncertainty regarding rights to be adjudicated, any judgment entered regarding those rights is an improper advisory opinion); Board of Trustees v. Kenworthy, 322 S.E.2d 720 (Ga. 1984) (justiciable controversy does not include one that is hypothetical, academic, or moot); Norman Enterprises Interior Design, Inc. v. DeKalb County, 538 S.E.2d 130, 134 (Ga. App. 2000) (noting that the Georgia Constitution only gives jurisdictional authority over "cases"– that is, live disputes and actual controversies); Ogburn v. State, 529 S.E.2d 438, 439 (Ga. App. 2000) (absent immediate need for judicial guidance to avoid liability, any judgment entered is an advisory opinion).

Because the agreement between PwC and Safety-Kleen, through which the Company has agreed to waive the automatic stay and re-enter this action, removes any effect of any judgment entered in this action as to PwC's claims, this Court lacks jurisdiction to adjudicate those claims and its prior order allowing PwC to pursue those claims against Safety-Kleen should be vacated.

2. **The Deal Between PwC and Safety-Kleen Removes All Justification under Ga. Code <u>§ 9-11-14 Supporting the Prior Order.</u>**

As noted, on October 23rd of last year, PwC moved for leave to pursue its third-party claims for contribution and indemnity against Safety-Kleen. Exhibit A. As the basis for its motion, PwC asserted:

> [S]hould PwC be found liable to Plaintiff . . . the Proposed Third-Party Defendants would be joint tort-feasors liable to PwC pursuant to the provisions of O.C.G.A. § 9-11-14, and should therefore be responsible for their proportionate share of fault with respect to Plaintiffs' alleged damages.

Exhibit A ¶ 2. PwC also told this Court that:

> Impleader of the Proposed Third-Party Defendants would further the interests of justice. . . . [I]mpleader would allow this Court to avoid a multiplicity of actions, to preserve the Court's and the party's [sic] resources by avoiding duplication of evidence, and to ensure consistent results from similar evidence and common issues.

Exhibit A ¶ 3. In granting PwC's motion, this Court ruled that "judicial economy would be promoted by the addition of the proposed Third-Party Defendants and the trial of all issues simultaneously." Exhibit B at 4. The agreement between PwC and Safety-Kleen obliterates both the basis upon which PwC sought to include the Company in this action as well as the legal basis under Ga. Code § 9-11-14 supporting this Court's prior order.

As noted above, the agreement between PwC and Safety-Kleen removes any *res judicata* or collateral estoppel effect of a judgment by this Court regarding PwC's third-party claims. Exhibit D. That agreement expressly provides that the parties remain free to litigate all claims and issues between them in an action against PwC filed by the Company and currently pending in South Carolina. Exhibit D.

The justification for allowing a third-party action under Ga. Code § 9-11-14 is to save time and resources, and to avoid the inconsistent results that are caused by a multiplicity of actions. See Insurance Company of N. Am. v. Atlas Supply Co., 172 S.E.2d 632, 636 (Ga. 1970). Here PwC and Safety-Kleen have already agreed that any judgment of this Court will be of no legal force and effect; they will re-litigate all such questions of liability and relative fault between them in South Carolina. Exhibit D. As there is no benefit to litigating the claims of PwC against Safety-Kleen in this action, Plaintiffs herein reassert that any possible benefit there may have been from inclusion of the Company in this case is now outweighed by the delay and additional expenditure of effort and resources of all concerned – as put forth in Plaintiffs' original opposition to PwC's efforts. See Exhibit E at 6-11.

No justification exist to support this Court's prior order. Plaintiffs therefore request it be vacated and Safety-Kleen removed from this action.

3. **In the Alternative, If Safety-Kleen Remains in this Action, this Court Should Reject Application of Ga. Code § 51-12-33.**

If PwC is allowed to retain Safety-Kleen in this action, then any judgment entered as to both Safety-Kleen and PwC should be joint and several. Although Ga. Code § 51-12-33 allows for this Court to enter a judgment on this basis of several (and not joint) liability, such an order assumes that Plaintiffs could recover that proportion of Plaintiffs' damages assigned by the jury from each tort-feasor. Because Safety-Kleen is in bankruptcy and the provisions of the automatic stay preclude Plaintiffs from filing a claim against it here, see Exhibit C, the joint tort-feasors – PwC and Safety-Kleen – should bear the risk of loss associated with PwC's contribution and indemnification claims, not Plaintiffs.

Plaintiffs' request herein is bolstered by the effect of the agreement between PwC and Safety-

Kleen. It is PwC that has decided to forego the right to use the *res judicata* and/or collateral estoppel effect of this Court's judgment with regard to its claims for contribution and indemnity. It is PwC that has decided to render null that portion of the Georgia Code's contributory negligence scheme which gives joint tort-feasors the right to recover amounts awarded as damages from each other. It should not be the case that PwC can manipulate Georgia law in such a way that the purpose behind that law the full compensation of an injured Plaintiff – is thwarted.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: E. Larry Vincent by TWO

Stephen D. Susman, Texas State Bar No. 19521000
Marc M. Seltzer, California State Bar No. 54534
E. Lawrence Vincent, Texas State Bar No. 20585590
901 Main Street, Suite 4100
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams and Secret
Tony L. Axam, Georgia Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, GA 30309
(404) 524-2233

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 24th day of July, 2002, served upon all parties of record the foregoing document as follows:

William C. Humphries, Jr. Michael P. Kenney Kristine McAlister Brown ALSTON & BIRD LLP 1201 W. Peachtree Street Atlanta, Georgia 30309	M. Byron Wilder John R. Crews Alan R. Strubel GIBSON, DUNN & CRUTCHER LLP 2100 McKinney Ave., Suite 1100 Dallas, Texas 75201
Daniel J. Hurson J. Andrew Keyes WILLAMS & CONNOLLY LLP 725 12th Street NW Washington, DC 20005	Michael Reeves Blake Frye GORBY, REEVES, PETERS & BURNS, LLP 945 E. Paces Ferry Rd, Ste. 2150 Atlanta, GA 30326
Paul R. Humphreys 292 Douglas Ridge Green SE Calgary, AB, T2Z3A7 Canada	Peter L. Murphy 917 Calhoun St. P.O. Box 1428 Columbia, SC 29202

E. Lawrence Vincent

497885v1/005577

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	CIVIL ACTION No. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S
MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Pursuant to O.C.G.A. § 9-11-14(a), Defendant PricewaterhouseCoopers LLP ("PwC") moves this Court for leave to file its Third-Party Complaint (attached hereto as Exhibit "A") against Safety-Kleen Corp. ("Safety-Kleen"), Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo"), and Paul B. Humphreys ("Humphreys") (Winger, Bragagnolo, and Humphreys, collectively, are referred to hereinafter as the "Individual Third Parties," and together with Safety-Kleen are referred to hereinafter as the "Proposed Third-Party Defendants"). The Individual Third Parties are former senior officers of Safety-Kleen, the entity to which Plaintiffs loaned approximately $1 billion. In support of its Motion, PwC shows the Court as follows:

1. The original Complaint was filed by Plaintiff Toronto Dominion (Texas), Inc. and twelve other lending institutions. The Complaint asserted a negligent misrepresentation claim in connection with PwC's audits of Safety-Kleen's 1997-1999 financial statements. Safety-Kleen borrowed billions of dollars from Plaintiffs and other lenders pursuant to written contracts. Plaintiffs allege that PwC, as Safety-Kleen's auditor during the 1997-1999 fiscal years, should be liable for injuries that Plaintiffs allegedly sustained when Safety-Kleen defaulted on its payment

EXHIBIT
A

obligations under those agreements. Plaintiffs amended their Complaint on May 25, 2001 to join 46 additional lending institutions as Plaintiffs.

2. The Individual Third Parties are former Safety-Kleen executives who were placed on administrative leave, and later resigned, when accounting irregularities in Safety-Kleen's financial reporting came to light. Discovery to date has revealed that: (1) the Plaintiffs in this case relied primarily or exclusively on representations by the Proposed Third-Party Defendants in extending loans and making other credit decisions, and not on PwC; (2) the Proposed Third-Party Defendants engaged in negligent, fraudulent and/or other wrongful acts to induce such reliance by the Plaintiffs; and (3) to the extent any statements made by PwC contained misrepresentations, they did so as a consequence of negligent, fraudulent and/or other wrongful acts of the Proposed Third-Party Defendants. Accordingly, should PwC be found liable to Plaintiffs for their claims of negligent misrepresentation based on audits of Safety-Kleen's financial statements, the Proposed Third-Party Defendants would be joint tortfeasors liable to PwC pursuant to the provisions of O.C.G.A. § 9-11-14, and should therefore be responsible for their proportionate share of fault with respect to Plaintiffs' alleged damages.

3. Impleader of the Proposed Third-Party Defendants would further the interests of justice. The Proposed Third-Party Defendants' negligence, fraud, and/or other wrongful conduct, not PwC's audits, caused any injuries that Plaintiffs allegedly incurred as a result of Safety-Kleen's payment default, to the extent that those injuries were not caused by Plaintiffs' own negligence. All pertinent issues arise out of the same nucleus of operative fact, and impleader would allow this Court to avoid a multiplicity of actions, to preserve the Court's and the party's resources by avoiding duplication of evidence, and to ensure consistent results from similar evidence and common issues. Indeed, the failure to allow impleader of the Proposed

Third-Party Defendants would work a substantial injustice to PwC, since PwC would be potentially responsible for the full amount of any judgment obtained by Plaintiffs, without any apportionment to the parties who are actually wholly or primarily responsible for Plaintiffs' damages.

4. PwC did not implead the Proposed Third-Party Defendants prior to any discovery because it was not until after discovery was under way that PwC became aware of the extent of the Proposed Third-Party Defendants' negligence, fraud and/or other wrongful acts, and of the extent of Plaintiffs' reliance on those actions in making their lending and other credit decisions. Plaintiffs would not be prejudiced by the filing of PwC's Third-Party Complaint at this time because (1) discovery would have to be directed to each of the Proposed Third-Party Defendants and other current and former Safety-Kleen employees in any event, and (2) Plaintiffs' counsel already amended the Complaint after the Scheduling Order was entered to add 46 new Plaintiffs, and has indicated that more Plaintiffs will be added in the coming days, which will result in some delay. Allowing impleader of the Proposed Third-Party Defendants will not delay this proceeding any more than Plaintiffs already have by adding new Plaintiffs and, thereby, necessitating additional discovery and substantially enlarging the scope of this litigation. Finally, PwC would be seriously prejudiced if the parties truly responsible for Plaintiffs' injuries are not joined.

5. The grounds for this Motion, along with supporting authority, are more fully set forth in PwC's Memorandum of Law in Support of its Motion for Leave to File Third-Party Complaint, filed concurrently herewith.

WHEREFORE, PricewaterhouseCoopers LLP prays that this Motion be granted and that this Court approve Defendant's request for leave to file its Third-Party Complaint.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 23 day of October, 2001 served upon all parties of record the within and foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs,	:	
v.	:	CIVIL ACTION FILE NO.: 00-VS-012679-F
PRICEWATERHOUSECOOPERS LLP, Defendant.	:	

ORDER ON DEFENDANT'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Defendant PriceWaterhouseCoopers LLP ("PwC") moves the Court for leave to file a Third-Party Complaint in this action for negligent misrepresentation pursuant to O.C.G.A. § 9-11-14(a). Plaintiffs oppose the motion, contending that the proposed claims would complicate this action and could be asserted elsewhere. In the alternative, if Defendant's motion is granted, Plaintiffs request that the proposed claims be severed from the main action and abated pending resolution of Plaintiffs' case.

Defendant seeks to file claims against Proposed Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo") and Paul B. Humphreys ("Humphreys")(collectively "Individual Third Parties"). Defendant states that Winger, Bragagnolo and Humphreys are former senior officers of Safety-Kleen Corporation and its predecessor entity, Laidlaw Environmental Services, Inc. ("LESI")(collectively referred to as "Safety-Kleen"). Plaintiff loaned approximately $1 billion to Safety-Kleen.

Plaintiffs state that this action arises out of the failure by PwC to property audit the financial records and failed to disclose deceptive accounting practices of Safety-Kleen

EXHIBIT
B

Corporation and its subsidiaries, including Safety-Kleen Services, Inc. Plaintiffs allege that PwC should be liable for injuries that Plaintiffs sustained when Safety-Kleen defaulted on its payment obligations under written loan agreements.

Defendant states that the Individual Third Parties were placed on administrative leave and later resigned when accounting irregularities in Safety-Kleen's financial reporting came to light. Defendants claim to have learned during discovery that Plaintiffs relied primarily or exclusively on representations by the proposed Third-Party Defendants in extending loans and making other credit decisions and not on PwC; that the proposed Third-Party Defendants engaged in negligent, fraudulent and/or other wrongful acts to induce such reliance by Plaintiffs; and that to the extent any statements made by PwC contained misrepresentations, they were made as a consequence of negligent, fraudulent and/or other wrongful acts of the proposed Third-Party Defendants. Defendant argues that if it is found liable to Plaintiffs for their claims of negligent misrepresentation based on audits of Safety-Kleen's financial statements, the proposed Third-Party Defendants would be joint tortfeasors liable to PwC pursuant to O.C.G.A. § 9-11-14.

Defendant also asserts that the proposed Third-Party Defendants' negligence, fraud and/or other wrongful conduct caused any injuries that Plaintiffs allegedly incurred as a result of Safety-Kleen's payment default to the extent that those injuries were not caused by Plaintiffs' own negligence. Moreover, Defendant claims that all pertinent issues arise out of the same nucleus of operative fact and that the interests of justice and economy would be furthered by avoiding a multiplicity of actions and inconsistent results. PwC contends that it did not become aware of the extent of the proposed Third-Party Defendants' wrongdoing and Plaintiffs' reliance on their actions until after discovery began. PwC asserts that Plaintiffs would not be prejudiced because discovery would have to be directed to each of the proposed Third-Party Defendants and other Safety-Kleen employees in any event and Plaintiffs' addition of 46 new Plaintiffs and indication that more will be named will result in delay and enlargement of the proceedings as well.

Plaintiffs note that the motion was made ten months after the action was filed and nineteen months after PwC withdrew its previous unqualified auditors' reports on Safety-Kleen's financial statements. Plaintiff states that PwC has never cross-claimed or filed any request for impleader as to any of the proposed Third-Party Defendants in any of one of several previous actions in which PwC has already been sued on the same set of facts.

Furthermore, Plaintiffs argue that impleader is not appropriate because the proposed Third-Party Defendants are not joint tortfeasors with PwC. Plaintiffs state that they have no claims against the proposed Third-Party Defendants for negligent misrepresentation in this accounting malpractice suit against PwC. Plaintiffs contend that none of the representations upon which they base their claim was made directly to them by these parties, nor were any of them made jointly by PwC and any of these parties. Plaintiffs contend that Defendant's liability does not stem from any allegedly wrongful acts by the proposed Third-Party Defendants but arises completely separately since PwC's allegedly negligent audit failed to uncover the possibility of fraudulent financial reporting.

O.C.G.A. § 9-11-14 (a) provides: "At any time after commencement of the action a defendant, as a third-party plaintiff, may cause a summons and complaint to be served upon a person not a party to the action who is or may be liable to him for all or part of the plaintiff's claim against him." If the motion is made more than ten days after serving the original answer, the defendant "must obtain leave on motion upon notice to all parties to the action." Id.

Courts should liberally construe the impleader provisions to avoid multiplicity of actions, save time and cost of reduplication of evidence and ensure consistent results from similar evidence and common issues. Where the transaction or occurrence gives rise to a single group or aggregate of operative facts, a third-party action should be allowed to implead a non-party even though there exists a difference in the legal nature of the claim by the plaintiff against the defendant as compared to the defendant's claim against the third-party defendant. Insurance Co. of N. America v. Atlas Supply Co., 121 Ga. App. 1,4 (1970).

The liberal interpretation of the impleader provisions flows from O.C.G.A. § 9-11-1 which directs that the Civil Practice Act be construed so as to secure the "just, speedy and inexpensive determination of every action." McMichael v. Ga. Power Co., 133 Ga. App. 593, 594-595 (1974). The third-party action must assert a claim based upon a secondary liability of the third-party defendant to the third-party plaintiff if the defendant is found liable on the main action. Dorsey Heating Co. v. C.C. Pickson, Inc., 153 Ga. App. 599, 601 (1980).

PwC seeks contribution and indemnity from the proposed Third-Party Defendants on the grounds that they are alleged to be joint tortfeasors with respect to Plaintiffs' claims. PwC contends that the proposed Third-Party Defendants caused the acts and omissions for which PwC is now blamed in the main action and that Plaintiffs relied directly on these parties' misrepresentations to their detriment.

Based on a review of the record and relevant authority, the Court finds that judicial economy would be promoted by the addition of the proposed Third-Party Defendants and the trial of all issues simultaneously. The evidence is voluminous, and common questions of fact and law have been asserted. Defendant alleges that its liability to Plaintiffs, if any, is based on the tortious acts committed against PwC by Safety-Kleen. Plaintiffs have not established that they would suffer prejudice by the impleader since the case has been enlarged by the addition of numerous Plaintiffs. Accordingly, Defendant's Motion for Leave to File Third-Party Complaint is **GRANTED**, and Plaintiffs' request that the impleader action be tried after the conclusion of the main action is **DENIED**.

SO ORDERED this 14th day of January, 2002.

Susan B. Forsling
Susan B. Forsling, Judge
State Court of Fulton County

copies to:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

FILED IN OFFICE THIS
14 Day of January 02
Fulton County, Georgia

M. Byron Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Tony L. Axam, Esq.
Axam, Adams & Secret

1280 West Peachtree street, Suite 310
Atlanta, Georgia 30309

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

Robert M. Cary, Esq.
Williams & Connolly, LLP
725 Twelfth Street, NW
Washington, DC 20005

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re SAFETY-KLEEN CORP., et al. Debtors.	Case No. 00-2303 (PJW) Chapter 11
SAFETY-KLEEN CORP., Plaintiff -against- PRICEWATERHOUSECOOPERS LLP, Defendant.	Adversary Proceeding No. A-02-2260 Related Docket #2

ORDER GRANTING MOTION OF SAFETY-KLEEN CORP. FOR ENFORCEMENT OF THE AUTOMATIC STAY

AND NOW, upon consideration of the *Motion of Safety-Kleen Corp. for Enforcement of the Automatic Stay, or Alternatively, for the Issuance of a Preliminary Injunction*, due and adequate notice having been provided, and all responses to the Motion having been considered, and for the reasons and authorities stated by the Court on the record at the April 17, 2002 hearing on the Motion;

IT IS HEREBY FOUND AND DETERMINED THAT, Defendant PricewaterhouseCoopers LLP's filing and service of the Third Party Complaint against Safety-Kleen ("Third Party Complaint") in the litigation pending in Georgia State Court of Fulton County captioned as Toronto

EXHIBIT
C

Dominion (Texas), Inc., et al. v. PricewaterhouseCoopers LLP, No. 00VS012679-F ("Georgia Litigation") violated 11 U.S.C. § 362(a)(1); and, therefore,

IT IS HEREBY ORDERED THAT, the Motion is GRANTED to the extent that it sought enforcement of 11 U.S.C. § 362(a)(1); and

IT IS FURTHER ORDERED THAT, Defendant PricewaterhouseCoopers LLP's filing and service of the Third Party Complaint are void *ab initio*; and

IT IS FURTHER ORDERED THAT, Defendant PricewaterhouseCoopers LLP is hereby stayed under 11 U.S.C. § 362(a)(1) from impleading Safety-Kleen into, and otherwise commencing or prosecuting any claims against Safety-Kleen, in the Georgia Litigation, without prejudice to the right of PwC to seek relief from 11 U.S.C. § 362(a)(1).

Dated: ~~April~~ May 17, 2002

[signature]
Honorable Peter J. Walsh
Chief Judge, U.S. Bankruptcy Court
District of Delaware

#197309

LAW OFFICES
WILLIAMS & CONNOLLY LLP
725 TWELFTH STREET, N.W.
WASHINGTON, D. C. 20005-5901
(202) 434-5000
FAX (202) 434-5029

ROBERT M. CARY
(202) 434-5175
rcary@wc.com

EDWARD BENNETT WILLIAMS (1920-1988)
PAUL R. CONNOLLY (1922-1978)

July 16, 2002

VIA FACSIMILE
Alan Struble, Esquire
Gibson, Dunn & Crutcher, LLP)
2100 McKinney Avenue, Suite 1100
Dallas, TX 75201-6911

Re: Toronto Dominion (Texas), Inc. et al. v. PricewaterhouseCoopers, LLP; Civil Action No. 00 VS 012679 F in the State Court of Fulton County, Georgia

Dear Alan:

Safety-Kleen Corp. and its subsidiaries ("SK") and PricewaterhouseCoopers, LLP ("PwC-US") and PricewaterhouseCoopers, LLP (Canada) ("PwC – Canada") (the "parties"), have agreed on the following terms and conditions under which SK will agree not to oppose the motion of PwC-US to lift the automatic stay.

1. The stay will be lifted for the limited purpose of permitting (a) PwC-US to pursue for allocation purposes only its contribution and indemnity claims in the case of Toronto Dominion (Texas), Inc., et al. v. PricewaterhouseCoopers, LLP (Civil Action No. 00 VS 012679F in the State Court of Fulton County, Georgia) (the "Georgia Action"), and (b) PwC-US and PwC-Canada pursue by way of set-off only their counterclaims in the litigation brought against PwC-US and PwC-Canada by SK in the case of Safety-Kleen Corp., et al. v. PricewaterhouseCoopers, LLP, et al., (Case No. 01 CP 404213 in the Circuit Court of South Carolina, Richland County) (the "South Carolina Action").

2. The stay will remain in place with respect to pursuit by PwC-US and PwC-Canada (collectively the "PwC entities") of any affirmative recoveries from SK. To this end, the PwC entities will execute a covenant not to execute on any judgment they respectively may obtain against SK in either the Georgia Action or the South Carolina Action to the extent that the judgment would entitle the PwC entities respectively to collect from SK an amount in excess of any amounts that SK may become entitled to collect from the PwC entities through any judgment SK may obtain against the PwC entities in the South Carolina Action or in the Georgia Action.

EXHIBIT
D

3. PwC-US will agree not to pursue any appeal, and to dismiss within five days of entry of the order by the bankruptcy court permitting the lifting of the automatic stay any pending appeal of the bankruptcy court's May 17, 2002 order granting SK's Motion for Enforcement of the Automatic Stay. SK will support a request by PwC-US to extend the date by which PwC-US has to file its appellate brief.

4. SK and the PwC entities (collectively "the parties") agree that, as between them, no collateral estoppel or res judicata effect will be given in the South Carolina Action to any findings or conclusions of fact or law from the Georgia Action, and that no collateral estoppel or res judicata effect will be given in the Georgia Action to any findings or conclusions of fact or law from the South Carolina Action. Neither party will attempt in any fashion, directly or indirectly, to assert collateral estoppel or res judicata against the other party, in either case or in any other proceeding in which both may be parties.

5. No party hereto will pursue in the SK bankruptcy case any claims for relief against any other party hereto that have not already been asserted in that case, except that PwC-US does not waive any right that it may have to pursue a claim for set-off of SK's preference action against PwC-US. The PwC entities warrant that they have not asserted any claims against SK in the SK bankruptcy case. The PwC entities waive and/or release any and all claims for relief they have or could have had against SK in the bankruptcy case and the right to receive any distribution of property or assets from the estates, except that PwC-US does not waive any right that it may have to pursue a claim for set-off of SK's preference action against PwC-US.

6. SK agrees not to pursue any claim, and to dismiss any pending claim, against PwC-US for damages arising from PwC-US's alleged violation of the automatic stay through its impleader of SK in the Georgia Action.

7. The PwC entities agree not to move to lift the stay to initiate any other action against SK unless SK sues a PwC entity in another action.

8. PwC-US agrees that SK has not limited its procedural rights in Georgia in any way. By way of example, SK would be permitted to move to dismiss the third party claim against it.

9. The PwC entities agree that they will not attempt to use SK's presence in the Georgia action to move to dismiss, transfer, stay, impede or frustrate the South Carolina action in any way.

10. PwC-US and SK agree to seek leave of the Georgia court to extend the discovery deadline by 60 days, until October 18, 2002, except for expert reports as noted herein. SK will have until August 30, 2002 to file expert reports in the Georgia Action. PwC-US will file any rebuttal to such reports by October 18, 2002. Depositions or responses, if any, in connection with such rebuttal reports will take place within 30 days of their filing.

11. As noted in Par. 10, the parties will seek to extend the discovery deadline in the Georgia Action to October 18, 2002. PwC-US agrees not to seek any additional extensions of the discovery deadline unless (a) one or more parties are added to the Georgia case as the result of action taken by a party other than PwC-US; (b) one or more new claims, not asserted in Plaintiffs' Second Amended Complaint are brought against PwC-US in the Georgia case, or (c) despite the exercise of reasonable efforts, PwC-US is unable to obtain the deposition of Kenneth Winger or Paul Humphreys on or before October 18, 2002 (i.e., PwC-US cannot seek an extension based on (c) if both depositions are completed before October 18, 2002). SK reserves the right to oppose any extension of discovery beyond October 18, 2002.

12. This agreement is contingent on bankruptcy court approval.

Please indicate by your signatures below the PwC entities' agreement to this proposal. An appropriate order for the bankruptcy court to effectuate this agreement will be drafted for your review.

Sincerely,

Robert M. Cary

Robert M. Cary
Daniel J. Hurson
Counsel for SK

Agreed:

Alan Stuart / By Robert B. Kim
For PwC – US

____
For PwC - Canada

11. As noted in Par. 10, the parties will seek to extend the discovery deadline in the Georgia Action to October 18, 2002. PwC-US agrees not to seek any additional extensions of the discovery deadline unless (a) one or more parties are added to the Georgia case as the result of action taken by a party other than PwC-US; (b) one or more new claims, not asserted in Plaintiffs' Second Amended Complaint are brought against PwC-US in the Georgia case, or (c) despite the exercise of reasonable efforts, PwC-US is unable to obtain the deposition of Kenneth Winger or Paul Humphreys on or before October 18, 2002 (i.e., PwC-US cannot seek an extension based on (c) if both depositions are completed before October 18, 2002). SK reserves the right to oppose any extension of discovery beyond October 18, 2002.

12. This agreement is contingent on bankruptcy court approval.

Please indicate by your signatures below the PwC entities' agreement to this proposal. An appropriate order for the bankruptcy court to effectuate this agreement will be drafted for your review.

Sincerely,

Robert M. Cary

Robert M. Cary
Daniel J. Hurson
Counsel for SK

Agreed:

____
For PwC – US

Heller Ehrman White & McAuliffe LLP
By Richard Cashman
____
For PwC - Canada

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; et al.	§	IN THE STATE COURT OF
	§	
	§	
Plaintiffs,	§	
v.	§	FULTON COUNTY,
	§	
PRICEWATERHOUSECOOPERS LLP,	§	
	§	
Defendant.	§	STATE OF GEORGIA

PLAINTIFFS' RESPONSE TO PRICEWATERHOUSECOOPERS LLP'S MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the accounting firm of PricewaterhouseCoopers LLP ("PwC") for negligent misrepresentation. The case arises out of the failure by PwC to properly audit the financial records of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen" or the "Company").

Now, over **10 months** after this action was filed, some **19 months** after PwC withdrew its previous unqualified auditors' reports on Safety-Kleen's financial statements, and well over a ***year*** after PwC was **first** sued for its negligent handling of the Safety-Kleen audits, PwC comes to this Court asserting that it must be allowed to sue Safety-Kleen and three of its officers in *this* action to "further the interests of justice." ***But PwC has never cross-claimed or filed any request for impleader as to either the Company or the individual defendants in any one of several previous actions in which PwC has <u>already</u> been sued based on this same set of facts!*** PwC should not be allowed to slow down and complicate this case by adding claims against the Company or the individual defendants herein. If PwC truly has claims against the Company and/or those individuals,

EXHIBIT

E

they can be asserted elsewhere. In the alternative, should this Court forgive PwC for sitting on its rights, then Plaintiffs ask that any claims against these third party defendants by PwC be severed from the main action and abated pending resolution of Plaintiffs' case.

Argument

Because this case has been on file more than 10 days, O.C.G.A. § 9-11-14 allows for the addition of third-party defendants to this action only upon leave of Court after motion by PwC. Additionally, section 9-11-14 provides that "Any party may move to strike the third-party claim, or for its severance or separate trial." Plaintiffs request this Court deny leave for PwC to add Safety-Kleen and the three individual defendants. In the alternative, Plaintiffs request that any claims by PwC against those third-party defendants be severed from this action and tried separately.

1. PwC's request is not a proper third-party claim under § 9-11-14.

Despite PwC's assertion, the proposed third-party defendants are *not* joint tortfeasors as regards Plaintiffs' claims here. It is simply not the case that the actions by the proposed third-party defendants ordinarily and naturally produced the acts of PwC. *See* Defendant PricewaterhouseCoopers LLP's Memorandum of Law In Support of Motion For Leave To File Third-Party Complaint at 11 (hereinafter "PwC Memorandum") (citing *Ketchum v. Price*, 119 S.E.2d 442 (Ga. App. 1923); O.C.G.A. § 51-12-30. Thus, these parties should *not* be added as third-party defendants under § 9-11-14.

a. Plaintiffs' claims arise solely from PwC's negligence.

This is an action for negligent misrepresentation; the claim is that PwC was negligent when it audited the financial statements of the Company. Here, PwC's duty to Plaintiffs arises completely separately from any alleged negligence, fraud or wrongful acts by the Company or individuals involved; PwC's duty arises from the standards of its profession requiring it to *root out* and *report on* any negligent or fraudulent statements by the Company or the individual third-party defendants. Indeed, it is clear that had PwC done its work properly, then there would have been no harm caused to Plaintiffs from any alleged fraudulent or negligent statements by the Company or individual third-party defendants. **It was this very problem – the possibility of fraudulent financial reporting – that PwC's audit was supposed to *uncover*.** PwC's liability, therefore, does not stem from any allegedly wrongful acts by the third-party defendants; it arises completely separately from them!

As set forth in the Affidavit of Barry Monheit, filed in connection with this action, under the standards of the accounting profession, including Generally Accepted Auditing Standards ("GAAS"), PwC should have inquired into the justification for the entries and adjustments made by te Company and individual third-party defendants to the books of Safety-Kleen. That liability arises *not* from any joint tort of the Company and its officers *with* PwC, but *independently* and *because of* the misrepresentations of the Company and its officers. As Mr. Monheit explains:

> Had PwC done so [properly investigated the adjusting and accounting entries involved], PwC should have discovered that these classifications were not based on GAAP and were not supported by competent evidential matter. PwC should then have initiated further inquiry into the Company's accounting procedures. PwC should then have determined that these classifications were made without an adequate justification, that the Company had adopted an accounting procedure in violation of GAAP, and that the Company's financial statements had not been prepared in accordance with GAAP. Had PwC made these findings, PwC would not have been able to issue unqualified audit reports. PwC's failure to take these steps and make these findings, and its issuance of unqualified audit reports and representations that such reports were prepared in accordance with GAAS, constitute professional malpractice.

Thus, it is simply *not* the case that PwC's liability to Plaintiffs arises from a joint tort or action by the proposed third-party defendants. PwC's liability to Plaintiffs is independent of any actions by the third-party defendants, and thus they are *not* properly added to this action under § 9-11-14.

b. <u>PwC's third-party defendants are not joint tortfeasors as to Plaintiffs' claims</u>

A defendant and a third-party may be considered joint tortfeasors only if they either "a) tortiously acted in concert, or b) separately committed tortious acts that caused a single injury. *State Line Metals, Inc. v. Aluminum Co. of America*, 453 S.E.2d 474, 477 (Ga. App. 1995); *see Confetti Atlanta, Ltd. v. Gray*, 394 S.E.2d 632, 633 (Ga. App. 1990). PwC of course does not claim that it acted in concert with the Company and its officers–to the contrary, it claims that it was deceived by them. It can only implead them as joint tortfeasors, therefore, if it can establish that they committed *tortious* acts that produced Plaintiffs' injuries.

A third-party defendant cannot be impleaded as a joint tortfeasor unless it has committed a *tort* against the *plaintiff. See State Line*, 453 S.E.2d at 477. The Company has injured Plaintiffs, to be sure, but it has done so in the first instance by breaching its *contractual* obligations to them to repay its indebtedness and to accurately report on its financial condition. A breach of contract may also create a basis for tort liability, but only conduct that breaches a duty arising *independently* from the contract gives rise to an *independent tort* that can form a basis for impleading a third-party defendant as a joint tortfeasor. *See id.* The Company and its officers had *no duty* to pay Plaintiffs *anything* or to disclose to them *anything* about their financial circumstances independently of the agreements and covenants implementing the credit facilities at issue in this suit. Consequently, they are not joint tortfeasors with PwC that may be impleaded as third-party defendants.

The Company and its officers may well have committed torts against PwC that might require them to compensate PwC for a judgment for Plaintiffs in this suit. But any possible tort liability *to* PwC does not render the Company a joint tortfeasor *with* PwC. As a leading commentator on Georgia procedure, Hardy Gregory, has noted, a defendant "cannot assert an entirely separate claim against a third party even if it does arise out of the same general set of facts as the main claim. *There must always be an attempt to pass on to the third party all or part of the liability which has been asserted against the defendant by the plaintiff.*" H. Gregory, GEORGIA CIVIL PRACTICE § 3-8, at 314 (1997) (citing *Michaels v. Kessler*, 381 S.E.2d 103 (Ga. App. 1989)) (emphasis added). As Mr. Gregory makes clear, it is the claim of Plaintiffs against PwC that must be the focus of a motion under § 9-11-14:

> "The whole concept of third-party practice is wrapped up in these words: "... a person ... who is or may be liable to him for all or part of the plaintiff's claim against him." The principle seems so easy to understand as a rule and yet it is difficult to apply in many cases. If A sues B, B may bring in C as a third-party if and only if, C will or may be liable to B because of A's claim against B. Look to the claim in the action which is between the plaintiff and the defendant. That is the only claim which matters. B may have a hundred claims against C but only the claim which is secondary to A's claim is a basis for a third-party action. A direct claim of B against C which does not depend upon B's liability to A cannot be used as a third-party claim. Neither may B bring in C because it is C who is directly liable to A and not B. That may constitute a good defense for B against A's claim, but it is no ground for a third-party claim.

H. Gregory, GEORGIA CIVIL PRACTICE § 3-8, at 313 (1997).

Here, Plaintiffs have no claim against the Company or individual third-party defendants for negligent misrepresentation in the context of the accounting malpractice suit brought against PwC. None of the representations upon which Plaintiffs base their claim was made directly to Plaintiffs *by* the proposed third-party defendants; nor was any of the representations upon which this action is based made *jointly* by PwC and any of the proposed third-party defendants. Simply put, neither the Company nor the individual third-party defendants owed any Plaintiff a duty to properly audit the books of Safety-Kleen; that was solely the responsibility of PwC. Indeed, PwC admits in its own moving papers its position that it is these third-parties that should be directly liable to Plaintiffs. *See* PwC Memorandum at 8-9 (arguing that it was the "negligent, fraudulent and/or otherwise wrongful conduct" of the third-party defendants that directly caused damage to Plaintiffs and that those defendants should be directly liable to Plaintiffs, *not* PwC). Such a transferral of claims is *precisely* the type of action which does *not* qualify under § 9-11-14 as a proper third-party complaint.

Therefore, even though PwC can argue to the jury in this case – as it most assuredly will – that it was the fraudulent acts by the Company and its management that caused PwC to improperly certify Safety-Kleen's financial statements, and even if PwC wants to use the Company or its officers' lies as a proposed *defense* to liability on the malpractice claim alleged by Plaintiffs here, that *does not* mean PwC is allowed to bring them in as third-party defendants under § 9-11-14. PwC can always make its defensive arguments to the jury; but it is *not* entitled to delay or complicate this action by bringing in extraneous claims and parties – *especially* since PwC has waited so long to do it and has *not* brought these claims in any other suit in which these parties are all already involved. PwC's tactics here are transparent and meant only to cause delay and confusion of this action.

2. Even if these claims were properly brought under § 9-11-14, <u>this Court should deny PwC's request to add them.</u>

This Court has discretion on whether to allow PwC's dilatory addition of these third-party defendants. *Jenkins v. Chambers*, 193 S.E.2d 222 (Ga. App. 1972). Because PwC's motion is one purely aimed at delaying and unnecessarily complicating this action, this Court should exercise that discretion and deny the request.

a. There is no issue here regarding lack of prejudice to Plaintiffs, <u>and if there were, it runs *against* PricewaterhouseCoopers</u>.

PwC asserts that "Plaintiffs ... would suffer no prejudice by the impleader of the named third parties." PwC Memorandum at 13. That is irrelevant as well as incorrect. As the Georgia Supreme Court recognized in *Cherokee National Life Insurance Co. v. Coastal Bank*, 238 S.E.2d 866, 868

(Ga. 1977), the question of possible prejudice to the parties is not a consideration that a trial court must make any finding about when ruling on a motion to implead a third-party defendant. Moreover, even if it were, PwC is incorrect in its analysis; Plaintiffs would be prejudiced by having these parties added when this case is half over and trial less than a year away. As shown below, that prejudice is sufficient to support an independent order severing any such action and abating it pending resolution of this litigation.

b. If suing these parties is so important, <u>why hasn't PwC done it before *now*?</u>

PwC's assertion that if this Court denies its motion to implead these parties here, "PwC will be required to initiate a separate action to pursue its contribution and indemnity claims" is simply wrong. As noted above, this is only one of several actions that have been brought stemming from the demise of Safety-Kleen, and in most of them PwC and these proposed third-party defendants are *already* party defendants – and those actions have been on file for well over a year! PwC has had ample time and opportunity to assert any claims for contribution and/or indemnity against the Company or these individuals, but has *not* done so – until now. Why? Because those other actions are stayed since Safety-Kleen is in bankruptcy and this is the only action in which PwC is actually having to try and defend its poor performance.

Still, the fact that those other actions are stayed does *not* mean PwC has been precluded from filing its cross- or counter-claims against the Company or these individuals. Moreover, PwC has long had the opportunity to file a proof of claim against the Company in the Safety-Kleen bankruptcy. PwC could then stand in line just like every other creditor once this liability is liquidated by a jury finding.

c. <u>PwC has waited too long to be allowed to now add partes to this case.</u>

Georgia law expressly rejects the delaying tactic undertaking by PwC here. Section 9-11-14 places a *10 day* limit on addition of third-party defendants without leave of court – thereby showing the speed with which Georgia courts should expect a party to add third-party defendants when their possible liability comes to light. PwC waited almost a full *year* after this action was filed before bringing the instant motion; and PwC can clearly not argue it somehow just discovered its potential claims against these proposed third-party defendants.

Georgia law is also clear that the dilatory nature of PwC's request shows it should not be granted. In *Cherokee National Life Insurance Co. v. Coastal Bank*, 238 S.E.2d 866, 868 (Ga. 1977), the Georgia Supreme Court quoted with approval the Georgia Court of Appeals decision in *Jenkins v. Chambers*, and stated that "[t]he decision whether to grant or deny a motion for leave to implead a third-party defendant is one committed to the sound discretion of the trial court, and the timeliness of the motion is a factor governing the exercise of such discretion." In *Cherokee*, the Supreme Court *refused* to reverse a trial court's decision *denying* leave to implead a third-party defendant 9 **months** after it had filed its answer to the original complaint. Similarly, in *Jenkins*, the Georgia Court of Appeals denied leave for the addition of a third-party defendant **8 months** after the defendant knew that it held claims against the proposed third-party and no reasonable excuse for the delay was given. 193 S.E.2d at 225. Here, as in *Jenkins*, there can be no reasonable excuse for PwC's delay since (as in *Jenkins*) it knew **well over a year ago** all of the facts upon which its proposed third-party claims are now based. *See also Holland-America Line v. United Co-operatives, Inc.*, 183 S.E.2d 620, 622 (Ga. App. 1971) (denying as untimely motion for leave to add third-party defendant filed **8 months** after the defendants' original answer). Though PwC has a lengthy recitation of facts in its motion and memorandum, there is *no* reasonable excuse or justification given for its delay in adding these proposed defendants – *especially* in light of the myriad of other actions *already on file* involving these specific actors and PwC, in *none* of which has PwC sought to raise any such claims against these defendants.

Because there is **no** justification given for PwC having waited so long to seek leave to add these parties – parties about whom the salient liability facts PwC has *long* been aware of **and** parties against whom PwC can file cross- or third-party claims against in any one of the other pending actions – this Court should deny PwC's motion for leave to add them herein.

3. Should PwC be allowed to add these parties under § 9-11-14, this Court should sever those claims from the instant action and abate them.

If this Court decides PwC should somehow be allowed to add these third-party defendants to this action, Plaintiffs should not be penalized by having to contend with the delay and confusion those claims present for the main action here. Therefore, pursuant to O.C.G.A. § 9-11-42(b), Plaintiffs request this Court sever those claims and abate them pending resolution of Plaintiffs' claims herein.

O.C.G.A. § 9-11-14 expressly notes that any party to this action can move for the severance and separate trial of any third-party claims that are filed or allowed on motion. Section 9-11-42(b) states that a trial court "in furtherance of convenience or to avoid any prejudice, may order a separate trial of any claim, cross-claim, counterclaim, or third-party claim". In addition, Georgia law recognizes this Court's power to abate this second action *especially* since there are prior actions already on file involving PwC and the proposed third-party defendant (but **not** Plaintiffs). *See* O.C.G.A. § 9-2-44(a); *Huff v. Valentine*, 457 S.E.2d 249 (Ga. App. 1995).

The discretion to sever and abate should be exercised here. As noted, PwC can suffer no prejudice from any such order. PwC can still bring these claims against these defendants in any one of the myriad of other actions in which they are all currently involved, or PwC can separately prosecute its claims in either this or some *new* action once its liability to Plaintiffs has been determined and the amount liquidated. *See Evans v. Lukas*, 230 S.E.2d 136 (Ga. 1976) (noting that right to contribution does not accrue until *after* judgment or disposition through compromise and settlement). There is no reason why these third-party defendants' alleged liability to PwC should be determined in the same proceeding as Plaintiffs' claims against PwC.

However, there is *every* reason *not* to complicate and confuse the current auditor negligence action against PwC with PwC's fraud claims against these proposed third parties. As outlined above, PwC's liability to Plaintiffs is completely independent of any alleged false or fraudulent representations by the proposed third-party defendants to PwC; PwC held an independent duty to properly structure and perform its audit of Safety-Kleen's financial statements to find just such misrepresentations. Even the factual recital by PwC demonstrates that the facts and issues surrounding its claims against the proposed third-party defendants are entirely separate and distinct from those alleged by plaintiffs against PwC. Moreover, should PwC somehow escape liability for its negligence here, there would be no need to resolve the proposed third-party claims at all, especially since they are not dependent on or legally related to the claims brought by Plaintiffs.

Finally, the prejudice that could be caused to Plaintiffs outweighs any right PwC can muster to adding these parties here. As the attached letter from counsel for Safety-Kleen to counsel for PwC in this matter shows, these parties are looking at a dispute in the Safety-Kleen bankruptcy court over the propriety of PwC's addition of the Company herein in light of the federal Bankruptcy Code's automatic stay. Without taking a position on the propriety *per se* of adding an entity in bankruptcy to this state court action, Plaintiffs can easily envision the motions to abate this proceeding from either Safety-Kleen or PwC if the impleader here is granted. Given that there is no prejudice to PwC's pursuit of its alleged contribution and/or indemnification claims against the proposed third-party defendants once this action is concluded, there is no reason to put the prompt resolution of Plaintiffs' claims in jeopardy based on PwC's request as presented.

Conclusion

Plaintiffs request that this Court deny PwC's motion to file its proposed third-party actions against Safety-Kleen and/or the individual defendants herein. PwC's alleged claims against the Company and/or these individuals can be asserted elsewhere and at a later date. In the alternative, should this Court allow the proposed impleader, then Plaintiffs ask any claims against these third party defendants by PwC be severed from Plaintiffs' action and abated pending resolution of Plaintiffs' case.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: [signature]

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 16th day of November, 2001, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphries, Jr.
Michael P. Kenney
Kristine McAlister Brown
ALSTON & BIRD LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

M. Byron Wilder
John R. Crews
Alan R. Strubel
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

Robert M. Cary
WILLIAMS & CONNOLLY, LLP
725 Twelfth Street, NW
Washington, DC 20005

E L Vincent

E. Lawrence Vincent

LAW OFFICES
WILLIAMS & CONNOLLY LLP
725 TWELFTH STREET, N.W.
WASHINGTON, D. C. 20005-5901
(202) 434-5000
FAX (202) 434-5029

ROBERT M. CARY
(202) 434-5175
rcary@wc.com

EDWARD BENNETT WILLIAMS (1920-1988)
PAUL R. CONNOLLY (1922-1978)

November 9, 2001

VIA FACSIMILE
M. Byron Wilder, Esquire
Gibson, Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 7520-6911

Re: Toronto Dominion (Texas) Inc. et. al. v. PricewaterhouseCoopers, LLP (Fulton County, GA)

Dear Mr. Wilder:

We have been forwarded a copy of your October 18, 2001 letter to Gregg M. Galardi announcing that PricewaterhouseCoopers (PwC) would seek to implead Safety-Kleen in the *Toronto Dominion v. PwC* case in Georgia. (Although this firm was apparently copied on your letter via U.S. mail, we never received the letter from you, probably due to the disruptions the U.S. Postal Service is experiencing in Washington and elsewhere.)

Please be advised that Safety-Kleen would view any attempt to serve a complaint on Safety-Kleen without first obtaining relief from the bankruptcy court as a violation of the automatic stay. If PwC takes this route, Safety-Kleen will take actions to preserve its rights, which may include seeking sanctions for violating the automatic stay.

Please direct future inquiries to this firm or to Jeffrey C. Wisler of the firm of Connolly Bove Lodge & Hutz LLP in Wilmington, Delaware.

Sincerely yours,

Robert M. Cary

Robert M. Cary

cc: Jeffrey C. Wisler, Esquire

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MOTION FOR LEAVE TO FILE COUNTERCLAIM AGAINST PLAINTIFFS TORONTO DOMINION (TEXAS), INC. AND TORONTO DOMINION BANK AND FOR LEAVE TO FILE THIRD-PARTY CLAIM AGAINST TD SECURITIES (USA), INC.

Pursuant to O.C.G.A. §§ 9-11-13(e) and 9-11-14(a), Defendant PricewaterhouseCoopers LLP ("PwC") moves the Court for leave to file a counterclaim against Plaintiffs Toronto Dominion (Texas), Inc. ("TD-Texas") and the Toronto-Dominion Bank (TD-Canada), and for leave to implead and bring a third-party claim against TD Securities (USA), Inc. ("TD Securities").[1] The proposed counterclaim and third-party claim are attached as Exhibit A. TD-Texas and TD-Canada acted as General Administrative Agent to the American and Canadian consortia, respectively, of Plaintiff-Lenders in the credit facilities which serve as the underlying bases of Plaintiffs' claims. TD-Texas and TD-Canada were also the lead negotiators of the loan contracts with

[1] TD-Texas, TD-Canada, and TD Securities will hereinafter be referred to collectively as the "TD Entities."

Safety-Kleen Corp. and its predecessors (hereinafter "Safety-Kleen"). TD Securities was responsible for promoting participation in the credit facilities to other lending institutions. All three TD Entities were actively engaged in the creation, negotiation, and execution of the credit facilities, the accompanying due diligence investigations, and the drafting of the Confidential Information Memoranda (also known as "Bank Books") used to market the credit facilities to the other Plaintiffs in this action, many of which relied heavily and some exclusively on the Bank Books.

PwC relies on the following four factors in support of its Motion:

1. The original Complaint was filed in December 2000 by TD-Texas, TD-Canada, and 12 other financial institutions. Plaintiffs have asserted a negligent misrepresentation claim in connection with audits that PwC performed for Safety-Kleen. Safety-Kleen borrowed billions of dollars from Plaintiffs pursuant to written contracts, and Plaintiffs allege that PwC should be liable for injuries that Plaintiffs allegedly sustained when Safety-Kleen defaulted on its payment obligations under those agreements. Plaintiffs have since amended the Complaint twice to add additional Plaintiffs, bringing the total number of Plaintiffs in the action to 93.

2. TD-Texas and TD-Canada acted as General Administrative Agents in the credit agreements entered into with Safety-Kleen, and TD Securities promoted and marketed participation in the credit agreements to other lenders. In reality, all three of the TD Entities acted as one, through TD Securities. Together, the TD Entities marketed the financial opportunity with Safety-Kleen, promoted Safety-Kleen's prospects for future growth and prosperity, and ultimately marshalled the consortium of lenders that agreed to participate in the extension of credit to Safety-Kleen.

3. PwC's counterclaim against the TD Entities is for contribution in the event that PwC is found liable for some or all of the damages allegedly sustained by Plaintiffs in the underlying action.

4. The Court's allowance of the counterclaim and third-party claim presented in this Motion would further the interests of justice. The primary factual basis of Plaintiffs' claim against PwC – the default of Safety-Kleen and the consequent alleged harm suffered by Plaintiffs – is precisely that upon which PwC's claims against the TD Entities are based. The dispute also presents common questions regarding the diligence demanded of consortium leaders in large-scale transactions with corporate borrowers. Consolidation of PwC's claims against the TD Entities with the pending action would substantially expedite the efficient and equitable resolution of this dispute.

The grounds for this Motion, along with supporting authority, are more fully set forth in PwC's Memorandum of Law in Support of its Motion for Leave to File Counterclaim and Third-Party Claim.

For these reasons, PricewaterhouseCoopers LLP requests that this Motion be granted and that the Court approve Defendant's petition to assert its Counterclaim and Third-Party Claim.

Respectfully submitted this 8 day of August, 2002.

JP Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 W. Peachtree St., NE
Atlanta, GA 30309-3424
Tel.: (404) 881-7000
Fax: (404) 881-7777

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

GIBSON, DUNN &
CRUTCHER LLP
2100 McKinney Ave.,
Suite 1100
Dallas, TX 75201
Tel.: (214) 698-3100
Fax: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 8 day of August, 2002 served upon all parties of record the within and foregoing Defendant PricewaterhouseCoopers LLP's Motion for Leave to File Counterclaim and Third-Party Claim and attached Memorandum of Law in support thereof by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

David C. Moore
Bellmore & More
393 University Avenue, Suite 1600
Toronto, ON M5G 1E6
Canada

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORP., et al.,

Third-Party Defendants.

CIVIL ACTION NO. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MEMORANDUM OF LAW IN SUPPORT OF ITS MOTION FOR LEAVE TO FILE COUNTERCLAIM AND THIRD-PARTY CLAIM

Defendant PricewaterhouseCoopers LLP ("PwC") seeks leave to file a counterclaim against Plaintiffs Toronto-Dominion (Texas), Inc. ("TD-Texas") and the Toronto Dominion Bank ("TD-Canada") and to file a related third-party claim against TD Securities (USA), Inc. ("TD Securities"). These three entities will be collectively referred to hereinafter as the "TD Entities." The TD Entities had primary responsibility for the creation and negotiation of the credit agreements with Safety-Kleen and its predecessors, the accompanying due diligence investigations, and the drafting of the Confidential Information Memoranda (also known as "Bank Books") used to market and promote the credit agreements to the other Plaintiffs in this action. The TD Entities did not perform adequate due diligence on Safety-Kleen, performed their tasks negligently, misrepresented Safety-Kleen's financial health to the other Plaintiffs, and, as a direct result, thereby caused some or all of the damages suffered by Plaintiffs. Accordingly, PwC's claims for contribution against the TD Entities, in the event that PwC is found liable for some or all of the injuries allegedly suffered by Plaintiffs in the underlying action, are entirely proper.

I. FACTUAL BACKGROUND

On May 15, 1997, pursuant to a February 6, 1997 purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its various subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI") in a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Coincident with the closing of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Enviromental Services, Inc. to Laidlaw Environmental Services, Inc. ("LESI"). LESI subsequently changed its name to Safety-Kleen Corp. in 1998 following its May 1998 acquisition of the Wisconsin corporation operating under that name ("Old Safety-Kleen").

The Rollins Acquisition and subsequent hostile takeover of Old Safety-Kleen were financed by two consecutive credit facilities negotiated between Safety-Kleen and the Plaintiff-lenders, including TD-Texas and TD-Canada. The first credit facility, executed in 1997, provided approximately $650 million to finance the reverse acquisition of Rollins. The second credit facility, executed in 1998, provided approximately $2.1 billion to finance the hostile takeover of Old Safety-Kleen. In both of these credit agreements, TD-Texas acted as General Administrative Agent in assembling the consortium of U.S.-based lenders that ultimately loaned to Safety-Kleen, and TD-Canada acted as General Administrative Agent in assembling the consortium of Canadian lenders that ultimately loaned to Safety-Kleen. In performing these duties and in promoting participation among the lending Plaintiffs in these credit facilities, TD-Texas and TD-Canada acted through, and as one entity with, TD Securities.

As agents of their respective bank syndicates in both the 1997 and 1998 credit facilities, the TD Entities had access to the financial reports and statements, business projections, and projections of cost savings prepared by Safety-Kleen and its management. The TD Entities had the opportunity to interview Safety-Kleen's management and negotiate contractual terms to protect the financial interests of the lenders and minimize the risk of default. The financial data and projections prepared by Safety-Kleen and its management were relayed to the TD Entities, which subsequently used that information to market the Credit Facilities to the participating lenders.

Based on substantial evidence developed in discovery in this case, the TD Entities were negligent in the performance of their duties, and either negligently, recklessly or intentionally misrepresented Safety-Kleen's financial condition to the other lenders.

On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that key personnel in Safety-Kleen's management had been placed on administrative leave pending the results of the internal investigation.

In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivative transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the 1998 credit facility.

On June 9, 2000, Safety-Kleen filed for protection under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

On December 13, 2000, TD-Texas, TD-Canada, and 11 other Plaintiffs brought the underlying action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the 1998 credit facility. The Plaintiffs have since amended the Complaint twice to bring the total number of Plaintiffs to 93.

II. ARGUMENT AND AUTHORITIES

A. Georgia Law Permits Counterclaims and Third-Party Claims for Contribution.

Pursuant to O.C.G.A. § 9-11-13(e), "[a] claim which either matured or was acquired by the pleader after serving his pleading may, with the permission of the court, be presented as a counterclaim by supplemental pleading." This statute allows the broadest assertion of counterclaims, including counterclaims for contribution. *Tenneco Oil Co. v. Templin*, 201 Ga. App. 30, 410 S.E.2d 154 (1991); *Cities Serv. Oil Co. v. Cronan*, 123 Ga. App. 794, 182 S.E.2d 484 (1971). The allowance of counterclaims for contribution accords with Georgia law permitting third-party claims for contribution. *Smith, Kline & French Labs. v. Just*, 126 Ga. App. 643, 191 S.E.2d 632 (1972); *Southern Ry. v. Ins. Co. of N. Am.*, 228 Ga. 23, 183 S.E.2d 912 (1971); *see also* Defendant

PricewaterhouseCoopers LLP's Memorandum of Law in Support of Its Motion for Leave to File Third-Party Complaint, filed on or about October 23, 2001.

B. The Counterclaim and Third-Party Claim Are Proper in the Instant Case.

1. The Additional Counterclaim is Proper.

As noted by the Court of Appeals in *Kitchens v. Lowe*, 139 Ga. App. 526, 228 S.E.2d 923 (1976), "the courts should be very liberal in allowing amendments to include compulsory counterclaims, and even permissive counterclaims where no prejudice would result," in order to avoid problems of res judicata and to promote the efficient resolution of disputes.

PwC's counterclaim against TD-Texas and TD-Canada will in no way prejudice the Plaintiffs. Discovery with regard to the TD Entities is essentially complete, placing no additional evidentiary burden on the TD Entities. Additionally, given the jury's right to apportion fault through Georgia's comparative negligence statute, see O.C.G.A. § 51-12-33, the determination of the TD Entities' potential liability places no additional administrative or judicial burden upon the Court. Indeed, allowing a counterclaim for contribution in suits where comparative negligence is at issue furthers the just and equitable resolution of the dispute by allowing a single finder of fact to consider all claims arising from the root transaction.

PwC seeks permission to file this counterclaim at this time only because extensive discovery by document review and deposition of the Plaintiffs was necessary to uncover the TD Entities' substantial negligence and involvement in encouraging other lenders to participate in the credit facilities. Evidence developed in discovery proves that the TD Entities did not perform adequate due diligence on Safety-Kleen. The TD Entities, unlike

PwC, were paid tens of millions of dollars for the specific purposes of evaluating the creditworthiness of Safety-Kleen and making a lending recommendation.[2] The TD Entities had the ability to interview senior management at Safety-Kleen (and the acquired companies), and they also had the ability to investigate the actual, current books and records of the various companies, all for the specific purpose of evaluating whether it would be financially prudent to loan billions of dollars to Safety-Kleen. The liability of the TD Entities, therefore, should properly and fairly be judged simultaneously with that of PwC and the current Third-Party Defendants.

---

2 As stated by Thomas Bloch, corporate representative of Plaintiff CIT Group/Business Credit, Inc.,

> A. Well, TD is the agent bank. As a participant we rely on their ability to do a lot of the investigatory work and the credit work.
> Q. So you rely in part on the due diligence that they do, is that correct?
> A. Correct.
> Q. Is that common in the industry when you're a participant in a syndication?
> A. Correct.

Deposition of Thomas Bloch, p. 30:21 - 31:5 (attached at Exhibit B). Andrew Orsen, of Plaintiff Banco Espirito Santo, similarly testified as follows:

> Q. But you're not going out in any way and trying to double-check to make sure that Toronto Dominion and the other agent banks jumped through these hoops set forth in the conditions precedent?
> A. We don't -- we're -- I mean, just to clarify that a little bit: we're a relatively small operation here in New York. As I mentioned before, we have 25 people. It doesn't make sense for us from a cost perspective to, you know, to literally reinvent the wheel, to hire an environmental specialist, to hire environmental lawyers and accountants, and so forth. It just doesn't make sense for a bank our size to do that. So our reliance is on the fact that these things were stated to be done and we assumed they had been done. . . .
> Q. Okay. And so what you have to do in that case is rely on the fact that are there are [sic] some big, as you put them earlier, big boys or bigger players on board in this 1998 credit facility?
> A. Right.

Deposition of Andrew Orsen, p. 217:4-20; 218:4-9 (attached at Exhibit B).

2. The Third-Party Claim Against TD Securities is Proper.

Likewise, with regard to adding third-party claims, the courts have stated that "[a] court should liberally construe the impleader provisions to avoid multiplicity of actions, to save time and cost of reduplication of evidence[,] and to assure consistent results from similar evidence and common issues." *Ins. Co. of N. Am. v. Atlas Supply Co.*, 121 Ga. App. 1, 4, 172 S.E.2d 632, 636 (1970) (citation omitted); *see also Voyager Life & Health Ins. Co. v. Pulaski Banking Co.*, 181 Ga. App. 201, 202, 351 S.E.2d 725, 726 (1986); Defendant's Memorandum of Law in Support of Its Motion to File Third-Party Complaint, cited above.

At all times material to the instant action, TD Securities worked in concert with, and on behalf of, TD-Texas and TD-Canada to promote participation in the credit agreements with Safety-Kleen and its predecessors. Like TD-Texas and TD-Canada, TD Securities was privy to crucial information concerning Safety-Kleen's and its predecessors' financial health when negotiating and executing the loans in question and marketing the credit agreements to the other lenders. TD Securities' involvement in promoting and selling participation in the credit agreements to other lenders, without first undertaking adequate due diligence as to the financial health of Safety-Kleen and its predecessors, resulted in the Plaintiffs' losses in this action. TD Securities' liability should therefore be adjudged, in this action, with the purported liability of the Defendant, the Third-Party Defendants, and the Defendants-in-Counterclaim PwC seeks to add.

III. CONCLUSION

For the foregoing reasons and based on the authorities cited, Defendant PricewaterhouseCoopers LLP requests that this Court grant Defendant's Motion for Leave to File Counterclaim and Third-Party Claim.

Respectfully submitted this 8 day of August, 2002.

JPSmith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al,	:	CIVIL ACTION NO.: 00 VS 012679 F
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:	
Third-Party Defendants.	:	

THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION

Michael J. Bragagnolo ("Bragagnolo"), Third-Party Defendant in the above-referenced action, moves this Court to vacate its prior Order that allowed Defendant PricewaterhouseCoopers, LLP to pursue a Third-Party Action against Safety-Kleen Corporation, Kenneth W. Winger, Paul R. Humphreys, and Michael J. Bragagnolo. In support of said motion, Bragagnolo shows as follows:

1.

Bragagnolo joins in the Motion of Plaintiffs Toronto Dominion (Texas), Inc., et al. seeking the same relief and adopts and incorporates herein the Motion filed by Plaintiffs.

2.

For the reasons set forth in Plaintiffs' Motion and in Bragagnolo's Memorandum filed in support of his Motion, the prior Order allowing Defendant PwC to file a Third-Party Action should be vacated.

This 9th day of August, 2002.

Respectfully submitted,

GORBY, REEVES & PETERS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Christine A. Carson
Georgia Bar No. 691085
Attorneys for Third-Party Defendant Michael J. Bragagnolo

945 East Paces Ferry Road
Suite 2150
Atlanta, GA 30326
404-239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al,	:	**CIVIL ACTION NO.: 00 VS 012679 F**
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:	
Third-Party Defendants.	:	

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Attorneys for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SECRET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

and

Stephen D. Susman, Esq
Marc M. Seltzer, Esq.
E. Vincent Lawrence, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
(Attorneys for Plaintiffs)

J. Andrew Keyes, Esq.
Daniel J. Hurson, Esq.
WILLIAMS & CONNOLLY, LLP
725 12th Street, N.W.
Washington, DC 20005
(Attorneys for Safety-Kleen Corporation)

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202
(Attorney for Kenneth Winger)

John Freedman, Esq.
ARNOLD & PORTER, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

Paul R. Humphreys
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 9th day of August, 2002.

GORBY, REEVES & PETERS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

2002 AUG 12 PM 12:2

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al,	:	CIVIL ACTION NO.: 00 VS 012679 F
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:	
Third-Party Defendants.	:	

MEMORANDUM IN SUPPORT OF THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION

Michael J. Bragagnolo ("Bragagnolo"), Third-Party Defendant in the above-referenced action, joins in the Motion of Plaintiffs Toronto Dominion (Texas), Inc., et al., requesting this Court to vacate its prior Order that allowed Defendant PricewaterhouseCoopers, LLP ("PwC") to pursue a Third-Party Action against Safety-Kleen Corporation ("Safety-Kleen"), Kenneth W. Winger, Paul R. Humphreys, and Michael J. Bragagnolo, and shows as follows:

A. A Trial Court Cannot Issue an Advisory Opinion.

"There is no question that a trial court cannot issue advisory opinions. Throughout Article VI of the Georgia Constitution, jurisdictional authority is given over 'cases.' 'Cases' are live disputes, actual controversies." In Interest of I.B., 219 Ga. App.

268, 269, 464 S.E.2d 865, 867 (1995). Actions or opinions are denominated "advisory" when there is an insufficient interest in the plaintiff or defendant to justify judicial determination, where the judgment sought would not constitute specific relief to a litigant or affect legal relations, or where, by reason of inadequacy of parties defendant, the judgment could not be sufficiently conclusive. See Cook v. Sikes, 210 Ga. 722, 726, 82 S.E.2d 641, 644 (1954). "There can be no justiciable controversy unless there are **interested parties** asserting adverse claims upon a state of facts which have accrued." Burton v. Composite State Bd. of Medical Examiners, 245 Ga. App. 587, 588, 538 S.E.2d 501, 503 (2000) (emphasis added).

Regardless of when an action reaches the point that it no longer presents a justiciable controversy and presents only a question of academic interest, when it reaches that point, the entry of a judgment or decree is **not appropriate**, because a court has no province to give advisory opinions. See Baker v. City of Marietta, 271 Ga. 210, 214-15, 518 S.E.2d 879, 883-84 (1999); see also Liner v. City of Rossville, 212 Ga. 664, 94 S.E.2d 862 (1956) (holding it is not within the jurisdiction of a court to render an advisory opinion); Gordon v. Southeastern Fidelity Ins. Co., 182 Ga. App. 790, 357 S.E.2d 146 (1987) (noting that in the absence of any claim filed with appellee and any present demand, there is no controversy ripe for judicial determination as to the parties' respective rights and duties).

In an analogous case, Royal Lepage Real Estate Services of Atlanta, Inc. v. Spalding Partners, Ltd., 192 Ga. App. 284, 384 S.E.2d 424 (1989), the Court of Appeals found the action clearly presented a dispute which would be resolved in subsequent litigation. It was apparent that what the appellee was seeking was an advisory opinion as to which party would prevail on the merits in such litigation and that appellee was not in need of judicial guidance to enable it to avoid incurring additional liability or jeopardizing its rights. Therefore, the court held that the trial court did not have jurisdiction to issue such an advisory opinion, and the motion to set aside the judgment should consequently have been granted.

B. The Recent Agreement Between PwC and Safety-Kleen Eliminates Any Justiciable Controversy to Authorize a Meaningful Decree or Judgment in the Third-Party Action.

Here, the prior Order allowing the Third-Party Action to proceed was based in part on PwC's assertion that the proposed Third-Party Defendants would be joint tortfeasors liable to PwC pursuant to O.C.G.A. § 9-11-14. PwC also argued and this Court held that "judicial economy would be promoted by the addition of the proposed Third-Party Defendants and the trial of all issues simultaneously."[1]

As detailed below, however, the recent agreement dated July 16, 2002 between PwC and Safety-Kleen removes all justification for allowing the Third-Party Action under this Court's prior Order and statutory authority allowing impleader. Safety-Kleen has filed for bankruptcy and, in turn, the automatic stay provisions of the federal bankruptcy code have stayed any further proceedings against Safety-Kleen. To avoid the effect of the automatic stay provisions, Safety-Kleen has negotiated an agreement with PwC to lift the automatic stay in the present case "for allocation purposes only."

[1] It should be noted that in its Response Brief to Bragagnolo's Motion to Dismiss for Lack of Personal Jurisdiction and its related pleadings, PwC had also asserted that judicial economy would be promoted by the inclusion of Bragagnolo as a Third-Party Defendant. However, as noted herein and in Plaintiffs' brief, PwC's agreement with Safety-Kleen perpetuates the litigation in this case, spanning over several states and in bankruptcy and state courts.

The agreement between Safety-Kleen and PwC effectively eliminates any justiciable controversy which would have authorized this Court to enter a meaningful decree or judgment in the Third-Party claims as filed. See Gordon, supra. The following examples from the agreement clearly demonstrate that neither PwC nor Safety-Kleen has an interest in whatever judgment is rendered in this action as they have put in place restrictions that make any such judgment legally irrelevant and meaningless:

> 1. The stay will be lifted for the **limited purpose** of permitting (a) PwC-US to pursue **for allocation purposes only** its contribution and indemnity claims...
>
> 2. The stay will **remain in place** with respect to pursuit by PwC-US and PwC-Canada (collectively the PwC entities") of any **affirmative recoveries** from SK. To this end, the PwC entities will execute a **covenant not to execute** on any judgment they respectively may obtain in either the Georgia Action or the South Carolina Action...
>
> 4. SK and the PwC entities (collectively "the parties") agree that, as between them, **no collateral estoppel or res judicata effect** will be given in the South Carolina Action **to any findings or conclusions of fact or law from the Georgia Action**, and that no collateral estoppel or res judicata effect will be given in the Georgia Action to any findings or conclusions of fact or law from the South Carolina Action. **Neither party will attempt in any fashion, directly or indirectly, to assert collateral estoppel or res judicata against the other party, in either case or in any other proceeding in which both may be parties.**

(PwC and Safety-Kleen Letter Agreement, dated July 16, 2002, attached to Plaintiffs' Motion to Vacate Order Allowing Third-Party Action as Exhibit "D").

By way of the agreement between PwC and Safety-Kleen, the Third-Party Action as filed has been rendered "advisory," as there is an insufficient interest in both PwC and Safety-Kleen to justify judicial determination, the judgment sought would not constitute specific relief to either party or affect legal relations, and the judgment would not be sufficiently conclusive. Both PwC and Safety-Kleen can no longer be said to be "interested parties" asserting adverse claims upon a state of facts which have accrued, as

PwC is pursuing "for allocation purposes only" its contribution and indemnity claims against Safety-Kleen. More importantly, PwC and Safety-Kleen have agreed that they will not attempt to assert collateral estoppel or res judicata against the other party in any other proceeding as to any findings or conclusions of either fact or law from the within action. Simply put, the parties have no interest in the outcome of this case, as any factual and legal findings will have no effect on either PwC or Safety-Kleen. In fact, the parties have agreed to execute a covenant not to execute on any judgment rendered against Safety-Kleen in this action.

In addition, the agreement between PwC and Safety-Kleen works to the complete prejudice of the individual Third-Party Defendants. As detailed above, Safety-Kleen, the only corporate Third-Party Defendant, has no incentive to provide a meaningful (if any) defense at a future trial in this action. If the jury were to award damages in the Third-Party Action, any amount of damages entered against the Third-Party Defendants would be "joint and several." Therefore, assuming the jury awards damages against Safety-Kleen and any or all three individual Third-Party Defendants, PwC would then pursue collection of such an award from **only** the individual Third-Party Defendant(s), as PwC would be unable to pursue collection from Safety-Kleen pursuant to the covenant not to execute. Notably, presuming Safety-Kleen remains in bankruptcy proceedings and eventually becomes a defunct corporation, the federal automatic stay provisions would prevent the individual Third-Party Defendants from pursuing contribution claims against Safety-Kleen and, in any event, Safety-Kleen may be financially unable to pay such claims.

CONCLUSION

For the reasons set forth above, Third-Party Defendant Bragagnolo respectfully requests this Court to grant his Motion to Vacate Order Allowing Third-Party Action.

This 9th day of August, 2002.

Respectfully submitted,

GORBY, REEVES & PETERS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Christine A. Carson
Georgia Bar No. 691085
Attorneys for Third-Party Defendant Michael J. Bragagnolo

945 East Paces Ferry Road
Resurgens Plaza, Suite 2150
Atlanta, GA 30326
404-239-1150

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; et al,	:	**CIVIL ACTION NO.: 00 VS 012679 F**
Plaintiffs,	:	
v.	:	
PRICEWATERHOUSECOOPERS LLP,	:	
Defendant and Third-Party Plaintiff,	:	
v.	:	
SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,	:	
Third-Party Defendants.	:	

CERTIFICATE OF SERVICE

This is to certify that I have this day served opposing counsel in the foregoing matter with a copy of the within **MEMORANDUM IN SUPPORT OF THIRD-PARTY DEFENDANT MICHAEL J. BRAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION** by depositing same in the United States Mail in a properly addressed envelope with adequate postage thereon and addressed as follows:

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
GIBSON, DUNN & CRUTCHER LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201-6911

and

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(Attorneys for Defendant/Third-Party Plaintiff
PricewaterhouseCoopers LLP)

Tony L. Axam, Esq.
AXAM, ADAMS AND SECRET
1280 W. Peachtree Street
Suite 310
Atlanta, Georgia 30309

and

Stephen D. Susman, Esq
Marc M. Seltzer, Esq.
E. Vincent Lawrence, Esq.
SUSMAN GODFREY LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
(Attorneys for Plaintiffs)

J. Andrew Keyes, Esq.
Daniel J. Hurson, Esq.
WILLIAMS & CONNOLLY, LLP
725 12th Street, N.W.
Washington, DC 20005
(Attorneys for Safety-Kleen Corporation)

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
Columbia, SC 29202
(Attorney for Kenneth Winger)

John Freedman, Esq.
ARNOLD & PORTER, LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004

Paul R. Humphreys
292 Douglas Ridge Green, S.E.
Calgary, AB T2Z3A7, Canada

This 9th day of August, 2002.

GORBY, REEVES & PETERS, P.C.

Michael S. Reeves
Georgia Bar No. 598375
Attorneys for Third-Party Defendant Michael J. Bragagnolo

Resurgens Plaza, Suite 2150
945 East Paces Ferry Road
Atlanta, GA 30326
(404) 239-1150

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; et al. Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	§ § § § § § § § §	IN THE STATE COURT OF FULTON COUNTY, STATE OF GEORGIA

RESPONSE TO PRICEWATERHOUSECOOPERS LLP'S MOTION FOR <u>LEAVE TO FILE COUNTERCLAIMS AND THIRD-PARTY COMPLAINT</u>

This is an action against the accounting firm of PricewaterhouseCoopers LLP ("PwC") for negligent misrepresentation. The case arises out of the failure by PwC to properly audit the financial records of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen" or the "Company").

Less than **one week** before the close of discovery and over **20 months** after this action was filed, PwC comes to this Court asserting that it must be allowed file counterclaims against two plaintiffs, Toronto Dominion (Texas), Inc. and the Toronto-Dominion Bank, as well as yet another third-party claim against TD Securities (USA), Inc. (collectively the "TD Defendants"). The new claims have no basis in fact, and are intended only to further delay resolution of this case. As PwC understands, granting leave to bring these claims would force the parties defending against them to gather additional evidence and would unavoidably postpone resolution of this already nearly two year old litigation. The claims are meritless, and the delay prejudicial.

PwC is fully aware that Georgia law takes a skeptical view of late amendments such as these. Nevertheless, PwC has become increasingly bold in its efforts to manipulate the process in hopes of creating delay. Plaintiffs earlier opposed PwC's request to bring the company Safety-Kleen into this case via a third-party claim, noting that if PwC truly has claims against the Company they could be resolved in the action pending in South Carolina between these litigants. It is now clear given the agreement by PwC to **release** Safety-Kleen from any liability in this action – and to resolve those issues in that very South Carolina case – that PwC is interested in neither "avoid[ing] problems of res judicata", nor in "promot[ing] the efficient resolution of disputes." Brief at 5. Rather, it is simply trying to delay and complicate this action by any means possible. Such actions should not be condoned or rewarded and this motion should be denied.

Argument

Pursuant to O.C.G.A. §§ 9-11-14 and 9-11-15 PwC can file the subject claims against the TD Defendants only with leave of Court. This Court has discretion on whether to allow PwC's dilatory addition of the instant claims. *Jenkins v. Chambers*, 193 S.E.2d 222 (Ga. App. 1972). Because PwC's motion is one purely aimed at delaying and unnecessarily complicating this action, this Court should exercise that discretion and deny the request.

1. PwC's Late Amendment Would be Grossly Prejudicial to Both the Plaintiffs and to the Third-Party Defendant.

PwC asserts that Plaintiffs will suffer no prejudice by the addition of these claims and a new party – TD Securities. That is wrong. Plaintiffs will be prejudiced by having a whole series of new issues injected into the case at this late date in the litigation process – indeed, discovery is *closed* and all expert reports have been *completed*. There can be no serious argument that Plaintiffs would not be prejudiced by effectively denying them the right to explore these issues in discovery.

More importantly, the parties which will need to *defend* these claims, the TD Defendants, face substantial prejudice from the timing of this motion. PwC utterly ignores the rights of these parties when it cavalierly asserts that no prejudice is involved because "discovery with regard to the TD entities is essentially complete." Brief at 5. This is outrageous; can PwC really believe that because *it* has finished developing *its* evidence, the TD Defendants have no need to take any discovery?

Indeed, unless the TD Defendants are willing to risk going to trial blind, they will be forced to move to reopen discovery. Clearly the TD Defendants would have the same right to develop evidence that PwC has had, given that PwC now proposes they defend against analogous claims. PwC, of course, has taken individual depositions for each plaintiff and examined the due diligence and reliance efforts of each in detail. The sheer wastefulness of having to re-note these depositions to revisit the same transactions a second time shows precisely why Georgia courts are right to reject late-filed attempts to add new claims and new parties.

Additional expert testimony would also be required. The parties can hardly expect the jury to be familiar with the standard of care for an agent bank in a large syndicated credit facility. Qualified experts would need to be identified, reports written, and depositions taken. This work would, of course, add substantially to the time required to prepare this case for trial.

The plaintiffs have been waiting almost two years for this case to be resolved. After several delays, the discovery period has finally come to an end. PwC now proposes an amendment that would force a choice between accepting significant additional delays and proceeding to trial on an incomplete record.

2. PwC Provides No Justification For Its Delay

Georgia law expressly rejects the delaying tactic undertaking by PwC here. Section 9-11-14 places a *10 day* limit on addition of third-party defendants without leave of court – thereby showing the speed with which Georgia courts should expect a party to add third-party defendants when their possible liability comes to light.

Georgia law is also clear that PwC's delay is ample reason to reject the proposed amendment. In *Cherokee National Life Insurance Co. v. Coastal Bank*, 238 S.E.2d 866, 868 (Ga. 1977), the Georgia Supreme Court quoted with approval the Georgia Court of Appeals decision in *Jenkins v. Chambers*, and stated that "[t]he decision whether to grant or deny a motion for leave to implead a third-party defendant is one committed to the sound discretion of the trial court, and the timeliness of the motion is a factor governing the exercise of such discretion." In *Cherokee*, the Supreme Court *refused* to reverse a trial court's decision *denying* leave to implead a third-party defendant **9 months** after it had filed its answer to the original complaint. Similarly, in *Jenkins*, the Georgia Court of Appeals denied leave for the addition of a third-party defendant **8 months** after the defendant knew that it held claims against the proposed third-party and no reasonable excuse for the delay was given. 193 S.E.2d at 225; *see also Holland-America Line v. United Co-operatives, Inc.*, 183 S.E.2d 620, 622 (Ga. App. 1971) (denying as untimely motion for leave to add third-party defendant filed **8 months** after the defendants' original answer).

What is PwC's justification for filing this ridiculously late request to reconfigure this case? That question finds no answer in PwC's brief, which barely acknowledges the problem. Certainly the evidence supporting the new claims is not freshly discovered, PwC attaches two deposition excerpts that are five and nine months old. The fact is that from the first deposition to the last PwC has asked a series of questions directed at the lender plaintiffs' reliance on work done by the agent banks. If PwC was pursuing this theory from day-one, why did it not file its counter-claim and third-party claim properly, at the outset of the case, and give all parties the benefit of exploring the issues in discovery?

As PwC has demonstrated by attempting to add Safety Kleen to this case while surreptitiously agreeing that any judgment against the company will have no force and effect, PwC's counter claims and cross claims are pure theater. Knowing that it will one day have to face a reckoning for its grossly negligent audit work in this case, PwC can only hope to put that day off as long as possible by forcing other parties to spend time defending meritless claims. The goal is delay; the means is a series of unnecessary amendments which unjustifiably complicate the case, and add months and months of additional discovery. These proposed claims would have no basis if they had been timely filed. Late as they are, they can only be seen as a naked attempt to manipulate the process and force the plaintiffs to give up in frustration. Such tactics should not be countenanced. This motion should be denied.

Conclusion

Plaintiffs request that this Court deny PwC's motion to file its proposed counterclaims and third-party actions against the TD Defendants herein. PwC has provided no justification for the late filing of this motion and the substantial delay involved would greatly prejudice the other parties in this case.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: [signature]

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 9th day of August, 2002, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird, LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Bryon Wider, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P O Box 1428
Columbia, South Carolina 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green SE
Calgary, AB T2Z3A7
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby Reeves Peters & Burns PC
945 East Paces Ferry Road, Suite 2150
Atlanta, Georgia 30326

E. Lawrence Vincent

THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

FILED IN OFFICE

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO,

Third-Party Defendants

CIVIL ACTION NO. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP's RESPONSE TO PLAINTIFFS' MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION

Defendant PricewaterhouseCoopers LLP ("PwC") hereby files this Response to Plaintiffs' Motion to Vacate Order Allowing Third-Party Action ("Motion to Vacate").

I. PRELIMINARY STATEMENT

Plaintiffs' sole claim in this lawsuit is that PwC was negligent in failing to detect fraudulent inaccuracies in the financial statements of Plaintiffs' customer, Safety-Kleen Corporation ("Safety-Kleen"). For this alleged negligence, Plaintiffs seek recovery of well over $1 billion. By their Motion to Vacate, Plaintiffs overtly state what has been clear implicitly throughout this litigation – that regardless of how small a role, assuming any, PwC may have played in the losses sustained by the lenders, Plaintiffs want this Court to hold PwC fully liable for Safety-Kleen's inability to repay, even if that means disregarding the guiding statutory laws.

Initially by choosing not to sue Safety-Kleen or its officers (the parties who by definition must have misrepresented the financial condition of Safety-Kleen if the claims against PwC have any merit), then by contesting PwC's efforts to join those parties as third-party defendants, and now by moving to vacate this Court's order permitting the third-party action as to Safety-Kleen, Plaintiffs have repeatedly and systematically attempted to prevent a full and fair trial at which the Court and jury could properly assess who is responsible for the losses alleged by the lenders.[1]

Plaintiffs' Motion to Vacate is nothing more or less than an attempt to avoid the Georgia law of several liability. In their alternative request for relief, Plaintiffs seek a declaration by this Court that it will ignore statutory law and hold PwC jointly and severally liable for Safety-Kleen's actions. Motion to Vacate, Argument 3. The principal relief requested in the Motion to Vacate – eliminating Safety-Kleen as a party – effectively seeks the same thing. Under Georgia law, a jury can only allocate damages among parties to the case. Unless Safety-Kleen is a party, no fault can be allocated against it. This could effectively render PwC liable for Safety-Kleen's misconduct. *See Ross v. A Betterway Rent-A-Car, Inc.*, 213 Ga. App. 288, 289, 444 S.E.2d 604, 606 (1994).

All we seek here is a fair fight. If Plaintiffs can prove that PwC caused some or all of their damage, so be it. We think otherwise and that is why the parties are before the Court. But

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1 Plaintiffs evidently seek only to vacate that part of the Court's prior order allowing PwC to pursue a third–party action against Safety-Kleen. *See* Motion to Vacate, first paragraph. The Court's order of January 14, 2002 also permitted PwC to bring third–party actions against three former officers of Safety-Kleen. The Motion to Vacate raises no issues as to those third–party claims. The individual third–party defendants have filed their own Motion to Vacate. PwC will be filing a response to that motion on or before September 11, 2002.

under no circumstances should Plaintiffs be permitted a windfall recovery from PwC for the misconduct of others.

II.
STATEMENT OF THE CASE

In October 2001, PwC moved for leave to file its third-party complaint against Safety-Kleen and certain former key management personnel from Safety-Kleen (together, "Third-Party Defendants") whose negligent, fraudulent and/or other wrongful conduct actually caused the harm Plaintiffs attribute to PwC. *See* Defendant PwC's Motion for Leave to File Third-Party Complaint (hereinafter "Motion for Leave"), attached as Exhibit A to Plaintiffs' Motion to Vacate. As we noted in that motion, the failure to permit impleader "would work a substantial injustice to PwC, since PwC would be potentially responsible for the full amount of any judgment obtained by the Plaintiffs, without any apportionment to the parties who are actually wholly or primarily responsible for Plaintiffs' damages." Motion for Leave at ¶ 3.

In their response to the motion, Plaintiffs vehemently and repeatedly insisted that the proposed Third-Party Defendants, including Safety-Kleen, were "*not* joint tortfeasors as regards Plaintiffs' claims here." See Plaintiffs' Response to PwC's Motion for Leave to File Third-Party Complaint (hereinafter "Plaintiffs' Response"), attached as Exhibit E to Plaintiffs' Motion to Vacate, at p. 2; *see also* Plaintiffs' Response at p. 3 ("Thus, it is simply *not* the case that PwC's liability to Plaintiffs arises from a joint tort or action by the proposed third-party defendants"); p. 4 (the Company and the officers "are not joint tortfeasors with PwC"; "any possible tort liability *to* PwC does not render the Company a joint tortfeasor *with* PwC") (all emphasis in Plaintiffs' Response).[2]

On January 14, 2002, this Court granted PwC's Motion for Leave. *See* Order on Defendant's Motion for Leave to File Third Party Complaint (hereinafter "Order Granting Leave"), attached as Exhibit B to Plaintiffs' Motion to Vacate. By impleading the Third-Party Defendants, PwC was able to ensure that it would be responsible for no more than its proportionate share of fault, if any, with respect to Plaintiffs' alleged damages.

In late March 2002, more than two months after this Court granted leave to join Safety-Kleen, a motion was filed in the bankruptcy court by Safety-Kleen to enforce the bankruptcy automatic stay provision, 11 U.S.C. § 362(a), to prevent Safety-Kleen's inclusion in this case. The automatic stay generally protects debtors from various actions, including the commencement and pursuit of certain lawsuits. The protection is not absolute. The stay, for example, does not apply to causes of action that arise after the commencement of the bankruptcy case. There are also numerous statutory exceptions to the automatic stay. Even where the automatic stay applies, relief from the stay can be requested under § 362(d). *See* Bankruptcy Court's Order Granting Motion of Safety-Kleen Corp. for Enforcement of the Automatic Stay (hereinafter "Bankruptcy Court Order Enforcing Stay"), attached as Exhibit C to Plaintiffs' Motion to Vacate.

Based upon a seminal Third Circuit (the Circuit in which the Safety-Kleen bankruptcy is proceeding) case, *Avellino & Bienes v. M. Frenville Co. (In re M. Frenville Co.)*, 744 F.2d 332 (3rd Cir. 1985), PwC strongly believed, and indeed believes to this day, that its claims against

---

[2] As noted below in the Argument, Plaintiffs now attempt to argue precisely the opposite, suggesting that PwC and Safety-Kleen are joint tortfeasors.

Safety-Kleen are post-petition claims, and that the automatic stay therefore does not apply. In an April 2002 hearing, the bankruptcy court granted Safety-Kleen's motion, holding that PwC's claims arose pre-petition. The court found that *Frenville* was distinguishable because it was based on New York law holding that third-party causes of action for contribution do not arise until a judgment or settlement is paid, thus making the claim in *Frenville* a post-petition claim, whereas in Georgia, such claims arise at the time of the acts even if prior to the initial filing of a lawsuit against the putative third-party plaintiff. Based on Georgia law, however, the bankruptcy court's ruling was clearly incorrect. *See State Line Metals v. Alum. Co. of Am.*, 216 Ga. App. 14, 16, 453 S.E.2d 474, 476 (1994) ("[t]he right to contribution does not accrue until judgment is entered" or a settlement is made by the party seeking contribution); *accord Tenneco Oil Co. v. Templin*, 201 Ga. App. 30, 33, 410 S.E.2d 154, 157-58 (1991).

PwC filed a notice of appeal and also filed a motion for relief from the automatic stay, as it was invited to do by the bankruptcy court's order, which was without prejudice to such a motion. *See* Bankruptcy Court Order Enforcing Stay at p. 2, attached as Exhibit C to Motion to Vacate. Final resolution of either the appeal or the motion to lift stay would have taken substantial time while this case was proceeding to trial. The lenders themselves, in arguing against the original motion for leave, had complained about adding the new parties when trial was less than a year away. Plaintiffs' Response at p. 7, attached as Ex. E to Motion to Vacate.

PwC decided that the best course of action was to seek an agreement with Safety-Kleen on the terms of an agreed stipulation to lift the stay to permit the third-party claims against Safety-Kleen to proceed now. The result was the agreement entered into between PwC and Safety-Kleen on or about July 16, 2002 ("Letter Agreement") (attached hereto as Ex. 1 and incorporated herein by reference) whereby, among other things, Safety-Kleen agreed to a lifting of the stay to permit PwC to pursue against Safety-Kleen its third-party claims herein, and PwC agreed not to execute on any judgment it might receive against Safety-Kleen. For reasons explained further below, PwC was willing to agree to Safety-Kleen's request for the non-execution pledge because allocation of damages in this case will make it unnecessary for PwC to seek an affirmative recovery from Safety-Kleen.

Plaintiffs now seek to have this Court revisit, and in fact reverse, its previous decision that impleader of the Third-Party Defendants is the appropriate course of action in the interest of justice. For the reasons set forth below, this Court should deny Plaintiffs' Motion.

III.
ARGUMENT AND AUTHORITIES

A. This Court Properly Maintains Jurisdiction Over The Third-Party Claims As Filed.

The first basis on which Plaintiffs argue that this Court should vacate its previous order permitting the Third-Party Claims is that the Letter Agreement renders any ruling by this Court on the third-party claim against Safety-Kleen advisory only. Plaintiffs, however, evidently misunderstand the meaning of an advisory opinion[3] or misunderstand the implications of the Letter Agreement.

---

[3] Each of the cases cited by Plaintiffs in this section is inapposite. Four of the seven cases Plaintiffs cited involve actions under Georgia's declaratory judgment act, which is not implicated in the present action before this Court. *See e.g., Sieg v. PricewaterhouseCoopers, LLP*, 539 S.E.2d 896, 898 (Ga. App. 2000) (declaratory judgment action precluded because no actual or justiciable controversy existed since rights at issue had been previously established in a separate action); *Burton v. Composite State Board of Medical Examiners*, 538 S.E.2d 501, 503 (Ga. App. 2000) (no justiciable controversy existed and declaratory relief not available as to application of state medical board disciplinary rule under particular circumstances where such circumstances neither presently existed were nor were shown to be in probable existence in future and where rule had never been applied to such circumstances in past); *Baker v. City of Marietta*, 518 S.E.2d 879, 883-884 (Ga. 1999) (declaratory judgment is improper both when the rights of the parties have been previously determined as well as when circumstances do not exist which require judicial guidance to protect from uncertainty regarding some future act); *Fourth Street Baptist Church of Columbus v. Board of Registrars*, 230 S.E.2d 543, 544 (Ga. 1984) (declaratory relief not available where plaintiff unregistered voters, who sought declaration that Board of

[Footnote continued on next page]

A court's ruling would be an "advisory opinion" if it were rendered based on a possible or probable future contingency or if it otherwise could not affect the rights of the litigants in the case before it. *Burton v. Composite State Board of Medical Examiners*, 245 Ga. App. 587, 588 - 589, 538 S.E.2d 501, 503 (2000) (opinion based on possible or probable future contingency is improper advisory opinion); *North Carolina v. Rice*, 404 U.S. 244, 246 (1971) (advisory opinions are those which cannot affect the rights of the litigants in the case presently before the court); *Bond v. Fortson*, 334 F.Supp. 1192, 1194 (N.D. Ga. 1971) (advisory opinions seek rulings as to abstract situations which may occur in the future), *aff'd*, 404 U.S. 930 (1971). The Letter Agreement does not, contrary to what Plaintiffs contend, render a judgment by this Court on the claim against Safety-Kleen an "advisory opinion." To the contrary, a finding as to Safety-Kleen's liability would very directly affect the rights of the parties hereto.

Georgia law provides under certain circumstances for an allocation of damages among the various defendants. In such circumstances, liability among the defendants is several, making it unnecessary for one defendant to collect from the others. *See e.g.*, O.C.G.A. §§ 51-12-31, 51-12-33. PwC sought to implead the Third-Party Defendants, including Safety-Kleen, into this action because the law in Georgia is clear: a jury (or judge) cannot apportion liability to a party that is not named in a lawsuit. *Ross*, 213 Ga. App. at 289, 444 S.E.2d at 606.

[Footnote continued from previous page]

Registrars' refusal to designate particular church as voter registration site was invalid, faced no uncertainty with respect to voting rights as numerous other voter registration sites were available). In two of the other cases cited by Plaintiffs, the courts refused to render opinions because (i) the party was "merely seeking advice as to which party would prevail on the merits in . . . future litigation," *Ogburn v. State*, 529 S.E.2d 438, 439 (Ga. App. 2000) and (ii) the court was being asked to render an opinion as to the abstract meaning of a statute and its legality under unknown future circumstances. *Board of Trustees v. Kenworthy*, 322 S.E.2d 720, 723 (Ga. 1984). The final case did not even involve the court's rendering (or refusing to render) an advisory opinion but merely discussed it in dicta. *Norman Enterprises Interior Design, Inc. v. DeKalb County*, 538 S.E.2d 130, 134 (Ga. App. 2000).

By impleading the Third-Party Defendants, including Safety-Kleen, PwC merely ensured – as it is unquestionably entitled to do – that its liability is limited to the damages, if any, PwC actually caused and for which PwC can be held legally liable. The bankruptcy court's ruling, unless and until it was overturned on appeal or negated by a lifting of the stay, would have precluded this Court from having the jury consider Safety-Kleen's responsibility for Plaintiffs' damages. The Letter Agreement ensures that Safety-Kleen's responsibility for Plaintiffs' losses can be considered in this case, and without the need for any delay.

Assuming as we do that the Court will apportion liability severally, PwC will never need to collect upon a contribution claim, since its liability already will have been limited to the harm, if any, it was found to have caused.[4] Thus, PwC's agreement not to execute on any judgment, while perhaps providing some level of comfort to Safety-Kleen, will be of no substantive effect.[5]

Agreements not to execute against a joint tortfeasor do not render further court proceedings irrelevant and improper as mere advisory opinions. *See e.g., Virginia Energy Co. v. Phibro Energy, Inc.*, 711 F.Supp. 870, 873 (W.D. Va. 1989) ("Covenants not to execute and covenants not to sue do not extinguish causes of action."); *Gray v. Grain Dealers Mut. Ins. Co.*, 871 F.2d 1128, 1133 fn. 7 (D.C. Cir. 1989) ("Covenants not to execute are different than releases as the legal liability remains in force against those who have covenants, whereas a release represents total freedom from liability"); *Globe Indem. Co. v. Blomfield*, 562 P.2d 1372, 1375 (Ariz. App. 1977) (a covenant not to execute is merely a contract; the tort liability remains but

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4 Having repeatedly argued that PwC and the Third-Party Defendants are not joint tortfeasors (see above at p. 3), Plaintiffs are, to say the least, hard-pressed to show how liability could be anything other than several.

5 Even if under some theory the Court held that liability was joint and several, the Letter Agreement's provisions precluding an affirmative recovery by PwC against Safety-Kleen would have no impact upon Plaintiffs.

the covenantee has an action for breach of contract if the plaintiff attempts to collect on any judgment).

A finding that Safety-Kleen was responsible for some part of Plaintiffs' losses would limit PwC's liability to Plaintiffs. This is precisely what the Georgia legislature intended when it provided for several liability in certain circumstances. Far from being meaningless, such a finding would clearly affect the rights of the parties in this case, and therefore would not be an advisory opinion.

B. The Basis for The Court's Prior Order Permitting the Third-Party Claims Remains Unchanged.

Plaintiffs erroneously claim that the two bases for the original motion for leave – that the Third-Party Defendants should be responsible for their proportionate share of fault and that the impleader would avoid a multiplicity of actions – have been "obliterate[d]" by the agreement not to execute. Plaintiffs are wrong.

First, PwC has agreed not to execute with respect to only one of the four Third-Party Defendants. Nothing has changed as to the other three Third-Party Defendants.

Second, as noted above, the granting of the motion for leave ensured that the Third-Party Defendants *would* be responsible for their proportionate share of the fault. And as shown above, because the jury will be able to allocate the damages, the agreement not to execute does not change this result even as to Safety-Kleen – execution on a contribution judgment becomes unnecessary where liability is several.

Similarly, the granting of the motion for leave obviated the need for PwC to file a second action against the Third-Party Defendants. Had the motion not been granted, no allocation of damages would have been possible, and a separate lawsuit for contribution would have been necessary. That PwC has now agreed, with respect to one of the four Third-Party Defendants, not to execute on a third-party judgment it has no reason to believe it would ever need to execute on, does not change the fact that the Court's granting of the motion for leave eliminated the need for PwC to file another action.

The *res judicata*/collateral estoppel argument is a red herring. Subsequent to the filing of the motion for leave in October 2001, *Safety-Kleen* initiated the action against PwC in South Carolina state court. Safety-Kleen's secured lenders – many of the Plaintiffs here – are actually the real parties-in-interest in that case as they would be the principal beneficiaries of any recovery there. In essence, the lenders now have two bites at the apple. PwC certainly did not ask to be sued in South Carolina. That case, in which Safety-Kleen claims to have been harmed by PwC, presents vastly different questions from those presented in PwC's third-party claims against Safety-Kleen.[6]

This Court's earlier ruling ensured that PwC would have the opportunity, without filing a separate contribution lawsuit, to limit its liability to the damage, if any, it was found to have caused. The agreement reached with Safety-Kleen to permit this case to proceed without delay changes nothing material to the original purposes of the motion for leave.

C. The Court is not at liberty to simply ignore application of a valid Georgia statute.

Recognizing, as they must, that "Ga. Code § 51-12-33 allows for this Court to enter a judgment on the basis of several (and not joint) liability," Plaintiffs urge the Court to "[r]eject

---

[6] Moreover, the July 16, 2002 agreement reached with Safety-Kleen provided that there would be no collateral estoppel or *res judicata* effect in the South Carolina action to findings in this case or vice versa. Ex. 1, ¶ 5. The impact, *if any*, of that agreement cannot even be evaluated until we know (1) which case, *if either*, proceeds to judgment first, (2) which party prevails on which issues, and (3) how those issues apply, if at all, in the second case. This agreement, which is by no means unusual or improper, could very well inure to PwC's benefit. And if it inures to Safety-Kleen's benefit, the Plaintiffs here, as the real parties-in-interest in the South Carolina proceeding, would be the ultimate beneficiaries.

[a]pplication" of the statute and to hold "the joint tort-feasors – PwC and Safety-Kleen" jointly liable here. *See* Motion to Vacate, Argument 3. The purported justification for the nullification of the statute is that the statute "assumes that Plaintiffs could recover the proportion of Plaintiffs' damages assigned by the jury from each tortfeasor" and that "[b]ecause Safety-Kleen is in bankruptcy and the provisions of the automatic stay preclude Plaintiffs from filing a claim against it here," PwC should be responsible to Plaintiffs for Safety-Kleen's wrongdoing. *Id.* This argument is legally erroneous, specious and misleading.

First, the very premise of Plaintiffs' argument is that PwC and Safety-Kleen are "joint tortfeasors." As noted above, in its original opposition to PwC's motion for leave, Plaintiffs repeatedly took the position that PwC and Safety-Kleen were *not* joint tortfeasors. *See* Plaintiffs' Response at p. 2, 3, described *infra* at p. 3. Plaintiffs are judicially estopped to now argue otherwise. *Nelson & Hill, P.A. v. Wood*, 245 Ga. App. 60, 63, 537 S.E.2d 670, 674 (2000) (judicial estoppel precludes party from asserting a position in a judicial proceeding which is inconsistent with a position previously asserted in a prior proceeding); *Georgia Ports Authority v. Hutchinson*, 209 Ga. App. 726, 727-28, 434 S.E.2d 791, 794 (1993) (Georgia Ports Authority was estopped to assert that longshoreman assumed risk of injury from certain procedures by accepting employment as that theory was inconsistent with Authority's contention that procedures were safe and adequate); *Harrison v. Speidel*, 244 Ga. 643, 644, 261 S.E.2d 577, 578 (1979) (husband who argued in superior court in which he filed a petition for declaratory judgment that another superior court had jurisdiction over his wife's counterclaim was estopped from taking contrary position in wife's action for same claim in court which husband alleged to have jurisdiction in former case).

Second, there is absolutely no legal support for the inherently dubious proposition that several liability becomes joint when one of the parties liable is unable to pay. Nothing in the statute or in the common law supports that assertion. Indeed, by providing for several liability, the legislature clearly placed the burden of collection – and the risks associated therewith – on plaintiffs.

Third, it is simply not true, as Plaintiffs contend, that they are barred from asserting a claim against Safety-Kleen here. The bankruptcy court has made no ruling on the applicability of the automatic stay to any claims Plaintiffs might wish to assert here, but even assuming the applicability of 11 U.S.C. § 362(a)(1), Plaintiffs would have the same right as any other persons to seek relief from the stay under 11 U.S.C. § 362(d). Plaintiffs have made no attempt to obtain such relief.[7]

In construing a statute, Georgia courts may neither add in requirements nor eliminate the plain wording of the statute. *Jackson v. Sluder*, 2002 WL 1477642 at *5 (Ga. App. July 11, 2002) (Georgia courts are not permitted to rewrite a statute under the guise of interpreting it); *Groover v. Johnson Controls World Service*, 241 Ga. App. 791, 794, 527 S.E.2d 639, 641-642 (2000) (refusing to expand a statutory term because that is the role of the legislature, not the courts); *Cooper v. Edwards*, 235 Ga. App. 48, 50, 508 S.E.2d 708, 709 (1998) (refusing to read Georgia's long-arm statute as requiring that a person intend to and actually establish a residence outside of Georgia to become a nonresident where statute only requires that he actually reside elsewhere). Plaintiffs would have this Court read into O.C.G.A. § 51-12-33 the requirement that

[7] Moreover, regardless of whether or not they are barred from filing a claim against Safety-Kleen "here," Plaintiffs fail to inform the Court that they have filed claims against Safety-Kleen in the bankruptcy court for the full amount of their indebtedness. Upon information and belief, those claims have a distribution priority superior to most other Safety-Kleen creditors and are likely to result in substantial distributions to Plaintiffs.

a plaintiff be guaranteed full recovery of each liable defendant's proportionate share of damages in order for the court to enter a judgment on the basis of several liability. Nowhere, however, is such a requirement set forth or even suggested in the statute. The statute simply states that the trier of fact may apportion damages severally among joint tortfeasors when the plaintiff is to some degree responsible for the injury or damages. There is no mention of the necessity that the plaintiff is actually able to collect from each tortfeasor. The Georgia Supreme Court further bolstered the plain meaning of the statute in *Union Camp v. Helmy,* wherein the Court stated that the rule of joint and several liability among joint tortfeasors can be disregarded with judgments rendered severally under O.C.G.A. §§ 15-12-31 and 15-12-33. 258 Ga. 263, 268, 367 S.E.2d 796, 800 (1988). Again, the Supreme Court made no mention of any additional requirement of assurances of full recovery for the plaintiff as a basis for rendering a judgment severally. Nor should (or indeed can) this Court do so here.

IV.
CONCLUSION

Plaintiffs' Motion to Vacate is wholly without merit. For the reasons stated herein, PwC respectfully requests that this Court deny Plaintiffs' Motion.

DATE: August 27, 2002.

Respectfully submitted,

ALSTON & BIRD LLP

By: J P Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia. Bar No. 659999

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

=11265766 v1 - Response to Plaintiffs' Motion to Vacate Order

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, and MICHAEL J. BRAGAGNOLO, Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this the 27 day of August, 2002, served upon all parties of record the foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP's RESPONSE TO PLAINTIFFS' MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Stephen D. Susman, Esq. Marc M. Seltzer, Esq. E. Lawrence Vincent, Esq. **Susman Godfrey, L.L.P.** 901 Main Street, Suite 4100 Dallas, Texas 75202-3775	Tony L. Axam, Esq. **Axam, Adams and Secret** 1280 W. Peachtree St., Suite 310 Atlanta, Georgia 30309
ATTORNEYS FOR PLAINTIFFS	**LOCAL COUNSEL FOR PLAINTIFFS**

Robert M. Cary, Esq. Daniel J. Hurson, Esq. J. Andrew Keyes, Esq. **Williams & Connolly LLP** 725 12th Street, N.W. Washington, D.C. 20005-5901 **ATTORNEYS FOR SAFETY-KLEEN**	Peter L. Murphy, Esq. **The Law Offices of Peter L. Murphy** 917 Calhoun Street P.O. Box 1428 Columbia, SC 29202
Hersh Wolch, Q.C. **Wolch, Ogle, Wilson, Hursh & deWit** 736 – 6 Avenue S.W., Suite 2100 Calgary, Alberta T2P 3T7 **ATTORNEYS FOR PAUL R. HUMPHREYS**	Michael S. Reeves, Esq. Blake H. Frye, Esq. Christine A. Carson, Esq. **Gorby, Reeves, Peters & Burns, P.C.** 945 East Paces Ferry Road, Suite 2150 Atlanta, GA 30326 **ATTORNEYS FOR MICHAEL J. BRAGAGNOLO**
David C. Moore, Esq. **Bellmore & Moore** 393 University Avenue, Suite 1600 Toronto, Ontario M5G 1E6 **ATTORNEYS FOR KENNETH W. WINGER**	

JP Smith

Jack P. Smith III

#11265766 v1 - Response to Plaintiffs' Motion to Vacate Order

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

FILED IN OFFICE
02 SEP -6 PM 4:54

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

REPLY OF PRICEWATERHOUSECOOPERS LLP IN SUPPORT OF MOTION FOR LEAVE TO FILE COUNTERCLAIMS AND THIRD-PARTY COMPLAINT

Proposed Counter-Defendants Toronto Dominion (Texas), Inc., Toronto-Dominion Bank, and TD Securities (USA), Inc. (collectively the "TD Defendants") are related legal entities who syndicated the 1998 Credit Facility, which stands at the center of Plaintiffs' claims against PricewaterhouseCoopers LLP ("PwC"). The TD Defendants, along with Safety-Kleen Corp. (the Company to whom the loan was made), marketed the Credit Facility to the Plaintiffs. Their marketing efforts included their joint preparation of a "Confidential Information Memorandum" or "Bank Book," which was given to each Plaintiff. For their role in the syndication process and as the lead agent bank, the TD Defendants reaped tens of millions of dollars in fees.

As PwC began to take the depositions of the various Plaintiffs in this case, it became apparent that (1) the Plaintiffs relied primarily on the Bank Book in making their investment decisions, and (2) that Bank Book contained materially misleading information. Indeed, even though Toronto Dominion (Texas), Inc. and Toronto-Dominion Bank are represented by the same counsel as the rest of the Plaintiffs, a number of the Plaintiffs directly testified that the Bank Book was in fact misleading. For example, Michael Hatley of ING Capital Partners testified as follows:

> Q: In fact, isn't it fair to say that on an overall basis looking at the presentation that was made by the company and the lead agent bank in both the bank book and the slides they were trying to convey the impression that substantial cost savings from the Rollins Acquisition had already been achieved by the end of the fourth quarter of 1997?
>
> A: Yes.
>
> Q: And if that in fact was not true isn't it fair to say that you would have been misled on this point?
>
> A: If it was – if it was not true and they knew that it was not true then, yes, I would say I was misled.

Deposition of Michael Hatley,[1] pp. 34:23-35:11. There is other such testimony from the Plaintiffs as well. *See, e.g.*, Hatley Depo., 67:4-68:7; 74:15-19; John Ho Deposition (Fuji Bank),[2] pp. 91:20-93:2; 154:17-156:2; 159:3-161:20.

Although PwC believed that one or more of the TD Defendants was involved in preparing the Bank Book, it did not have evidence concerning who specifically was responsible for the preparation of the Bank Book and the information contained in it. Nor was PwC aware of the specific roles that the various TD Defendants had in the syndication process. Consequently, and in due course, PwC requested the deposition of an appropriate corporate representative of both Toronto Dominion (Texas), Inc. and Toronto-Dominion Bank.

---

1 A true and correct copy of relevant excerpts of the Hatley Depo. is attached hereto as Exhibit A and incorporated herein by reference.

2 A true and correct copy of relevant excerpts of the Ho Depo. is attached hereto as Exhibit B and incorporated herein by reference.

On May 8 and 9, 2002, a couple of months after these depositions were first requested, the corporate representative of Toronto Dominion (Texas), Inc. and Toronto-Dominion Bank appeared for deposition. Interestingly, the corporate representative presented by these Plaintiffs/Counter-Defendants was Clark Terriff, an employee of TD Securities (USA), Inc. Terriff Depo.,[3] 6:4-15. In this deposition, Mr. Terriff admitted that the TD Defendants were largely responsible for putting together the Bank Book. *Id.* at 84:18-88:21; 215:11-23; 371:7-20. Mr. Terriff also acknowledged that personnel from these various TD entities operated together in syndicating the deal, making no significant distinctions in the roles that they performed based on which TD entity they actually worked for. *Id.* at 17:11-18:15.

On or about August 8, 2002, PwC filed its Motion for Leave to File Counterclaims and a Third-Party Complaint against the TD Defendants. The TD Defendants' contention that the proposed counterclaims and third-party complaint are untimely and that they will be prejudiced by their filing lacks merit. Indeed, the TD Defendants have known all along their role in the syndication process and in the preparation of the Bank Books, and certainly should have anticipated the filing of counterclaims and a third-party complaint as the other Plaintiffs began to testify about the misleading marketing of the 1998 Credit Facility. While PwC did not know at the time of those depositions to which TD entity or entities the road of deception would eventually lead, the TD Defendants certainly did. Consequently, the TD Defendants' arguments as to why the filing of the counterclaims and third-party complaint should not be permitted should be rejected.

---

[3] A true and correct copy of relevant excerpts of the Terriff Depo. is attached hereto as Exhibit C and incorporated herein by reference.

I.
ARGUMENT

1. **<u>No prejudice will be suffered if PwC is given leave to file the counterclaims and third-party complaint</u>.**

The TD Defendants' claim that additional discovery will be required if leave to file is granted is simply wrong. First, the TD Defendants contend that they would need to examine the Plaintiffs who have already testified about the specific allegations raised in the counterclaim and in the third-party complaint. This makes no sense for two reasons. First, as noted above, each of these witnesses has already been specifically examined on their reliance on the Bank Book, the extent to which the Bank Book was misleading, and so forth. At virtually every one of these depositions, after PwC completed its examination, counsel for the Plaintiffs, including TD, conducted a direct examination of their own client. In many instances, counsel specifically attempted to rehabilitate the witness on the very issues raised by the counterclaim and third party complaint – i.e., the misleading nature of, and reliance on, the Bank Book. *See*, *e.g.*, Deposition of John Ho, pp. 304:22-307:18 (examination by counsel for Plaintiff, Ian Crosby). Consequently, counsel for the TD Defendants not only had every opportunity to examine the witnesses on these issues, but they in fact did so.

More importantly, the only meaningful and relevant information necessary to either support or refute the claims set forth in the counterclaims and third-party complaint rests with the Plaintiffs, with the TD Defendants and with Safety-Kleen. As to the first two, again counsel for the TD Defendants is the same as counsel for all of the Plaintiffs. Presumably, they have access to each of their clients and can probe these issues to their hearts' content without the need for formal discovery.

As to Safety-Kleen witnesses, that discovery has already been completed. According to Safety-Kleen's corporate representative, no one who is still with the company has any knowledge about how the Bank Books were prepared or where the misleading information came from. *See* Virgil W. Duffie Depo.,[4] 14:21-15:3. Further, each person Safety-Kleen identified as having been involved in any material way in the preparation of the Bank Books has refused to testify, choosing instead to invoke his or her Fifth Amendment right against self-incrimination. Consequently, there is virtually no discovery that the TD Defendants can identify that would be needed at this point.

Admittedly, the TD Defendants may need to retain an expert who can explain the role of an agent bank to the trier of fact. While finding someone who would actually support their position may be difficult, simply retaining one expert and allowing PwC to take that person's deposition will not consume any material amount of time, particularly when no trial date is set and, by agreement of the parties, discovery remains open in this case as to Safety-Kleen and as to certain matters that the parties were unable to complete during the discovery period.

2. **PwC filed its Motion for Leave to File Counterclaims and Third-Party Complaint promptly after it had sufficient information to allow it to file those claims in good faith.**

As discussed above, PwC had requested the deposition of corporate representatives for the TD banks at least a couple of months before they actually took place and in the due course of the discovery process. Promptly upon completion of that deposition, PwC filed its Motion for Leave to File the Counterclaims and Third-Party Complaint. Again, PwC could not have known of the specific roles of the TD entities in the preparation of the Bank Book or their interrelationships without completing that discovery.

---

[4] A true and correct copy of relevant excerpts of the Duffie Depo. is attached hereto as Exhibit D and incorporated herein by reference.

Oddly, in their opposition to the Motion for Leave to File, after claiming that they would be prejudiced by delay, the TD Defendants asserted that "evidence supporting the new claims is not freshly discovered ...." Response to PricewaterhouseCooper LLP's Motion for Leave to File Counterclaims and Third-Party Complaint, p. 4. Thus, the TD Defendants admit they have known for some time that many of the Plaintiffs agree that the Bank Book was misleading, and the TD Defendants have always known their own role in the misrepresentations. While the TD Defendants may have hoped that claims would not be asserted against them, the claims cannot come as any real surprise. Consequently, there is nothing untimely about PwC's Motion for Leave to File.

II. CONCLUSION

Given their role in the deceptive marketing of the 1998 Credit Facility, it is not at all surprising that the TD Defendants would resist claims being filed against them based upon that participation. Once PwC became aware of the extent to which the TD Defendants were responsible for the deceptive marketing of the 1998 Credit Facility, PwC promptly filed its Motion for Leave to File Claims against those responsible parties. No trial date has been set. Further, although the formal discovery cutoff has passed, the parties have, by agreement, continued to engage in discovery as to Safety-Kleen and as to the Plaintiffs for matters which could not reasonably have been completed within the discovery period. Consequently, the TD Defendants have not demonstrated, and cannot demonstrate, any prejudice that would result from the filing of the claims against them.

PwC respectfully requests that its Motion for Leave to File Counterclaims and a Third-Party Complaint be granted.

Dated: September 6, 2002.

Respectfully submitted,

By: /s/ J. Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400
ATTORNEYS FOR DEFENDANT
AND THIRD-PARTY PLAINTIFF
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 6 day of Sept., 2002, served upon all parties of record the foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S REPLY IN SUPPORT OF MOTION FOR LEAVE TO FILE COUNTERCLAIMS AND THIRD-PARTY COMPLAINT** by first-class mail, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

RESPONSE OF PRICEWATERHOUSECOOPERS LLP TO MICHAEL J. BRAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION

PricewaterhouseCoopers LLP ("PwC"), Defendant and Third-Party Plaintiff, hereby responds to the motion to vacate filed by Third-Party Defendant Michael J. Bragagnolo ("Bragagnolo"), and shows the Court as follows:

PRELIMINARY STATEMENT

Bragagnolo's motion to vacate is, in a word, nonsensical. The Plaintiffs herein, Safety-Kleen's lenders, have taken the position in their own motion to vacate that PwC's agreement not to execute upon any judgment against Safety-Kleen on PwC's third-party claims renders PwC's claims against *Safety-Kleen* a request for an advisory opinion. In PwC's response to Plaintiffs' motion to vacate, we showed that Plaintiffs are incorrect and have misapplied the law concerning advisory opinions.

Plaintiffs did not assert that the third-party claims against Bragagnolo, Kenneth W. Winger ("Winger") and Paul R. Humphreys ("Humphreys") (collectively, the "Individual Third-Party Defendants") are advisory in nature and should be dismissed. Nor could they make such an assertion. PwC has not entered into any agreements with Bragagnolo or the other Individual Third-Party Defendants. PwC hopes and expects that its liability herein, if any, will not be joint and several with the Third-Party Defendants. However, should the Court determine that PwC and the Third-Party Defendants are jointly and severally liable, PwC would aggressively pursue recovery on its contribution and indemnity claims against the Individual Third-Party Defendants, including Bragagnolo. Under no circumstances could PwC's claims against Bragagnolo be deemed a request for an advisory opinion. Bragagnolo's motion to vacate should be denied.

BACKGROUND

The Court by now is well aware of the circumstances leading up to the filing of PwC's Third-Party Complaint. We will therefore be brief in our discussion of the facts, and we adopt the facts set forth in the response to Plaintiffs' motion to vacate.

In March 2000, Safety-Kleen issued a press release stating that it had initiated an internal investigation of its prior reported financial results and that the Individual Third-Party Defendants, including Bragagnolo (Safety-Kleen's Chief Operating Officer) had been placed on administrative leave. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities. In May 2000, Bragagnolo, Winger and Humphreys resigned from Safety-Kleen. In June 2000, Safety-Kleen filed a Chapter 11 reorganization case in Delaware.

In December 2000, this action was filed by various Safety-Kleen lenders against PwC. The lenders allege that PwC was negligent in failing to uncover fraudulent misrepresentations in Safety-Kleen's financial statements. Plaintiffs seek recovery of more than $1 billion. In October

2001, PwC moved for leave to file a third-party complaint for indemnification and contribution against the Individual Third-Party Defendants and against Safety-Kleen. This Court granted leave to file the third-party claims in January 2002, whereupon PwC filed its Third-Party Complaint. The basis for the third-party claims is elementary – if the financial statements were fraudulent, Safety-Kleen and the senior officers responsible for preparing the financial statements bear responsibility for any liability PwC may incur in this lawsuit.

As detailed in response to Plaintiffs' motion to vacate, Safety-Kleen filed a motion in the bankruptcy court to enforce the automatic stay, 11 U.S.C. § 362(a), as to PwC's third-party claim against it. The dispute over the applicability of the stay was resolved by a stipulation permitting PwC's claims against Safety-Kleen herein to go forward, with the understanding that PwC would not seek to collect upon any judgment it might obtain against Safety-Kleen. No such agreement exists as to the Individual Third-Party Defendants.

ARGUMENT

For the most part, Bragagnolo simply incorporates the arguments made by Plaintiffs as to why PwC's claims against Safety-Kleen seek an advisory opinion. As shown in PwC's response to Plaintiffs' motion to vacate, which is incorporated herein by reference, that argument is without any legal merit. However, even if it were correct that the agreement by PwC not to seek an affirmative recovery rendered the claim against *Safety-Kleen* a request for an advisory opinion, that would be irrelevant to the third-party claim against *Bragagnolo*.

PwC has not entered into any agreements with Bragagnolo or the other Individual Third-Party Defendants. PwC continues to seek contribution and indemnity from them, and should liability herein be joint and several, PwC would pursue recovery from Bragagnolo of amounts paid to Plaintiffs.[1] The Plaintiffs, in their motion to vacate, did not argue or suggest that the claims against the Individual Third-Party Defendants should be vacated. No one – not even Bragagnolo – has stated that the claims brought against *him* by PwC should be deemed to be a request for an advisory opinion. Nor is there any conceivable basis for such an argument.

Bragagnolo's final argument – devoid of legal support – is that the agreement between PwC and Safety-Kleen is unfair as to him because if liability is joint and several, PwC would only seek contribution from the Individual Third-Party Defendants. As we have noted, we do not believe liability here should or will be joint and several. But assuming it is, PwC was *never* obligated to sue Safety-Kleen, and it always could have chosen only to file third-party claims against one or more of the Individual Third-Party Defendants. Moreover, even if there were no agreement between PwC and Safety-Kleen, assuming (1) full payment by PwC of a joint and several judgment, and (2) a judgment in favor of PwC on its third-party claims, PwC would have the right to seek recovery in full on its judgment against any or all of the Third-Party Defendants. It was never obligated to obtain recovery from Safety-Kleen before collecting from Bragagnolo.

Bragagnolo is flat wrong when he argues that presuming Safety-Kleen becomes a "defunct corporation," he will be precluded by the automatic stay from pursuing contribution claims against Safety-Kleen. Bragagnolo had the same right as any creditor to file a proof of claim in Safety-Kleen's bankruptcy. He likewise has the same right as any other creditor to seek

---

[1] As stated in PwC's response to Plaintiffs' motion to vacate, PwC believes that liability, if any, will be several.

to lift the automatic stay.[2] And it would seem that among the very last people who should be heard to complain about the potential inequities of Safety-Kleen being unable to satisfy in full all of the claims of its creditors is one of its former senior officers, particularly where he can only be liable here if he is found to be responsible for misrepresentations in Safety-Kleen's financial statements.

CONCLUSION

Bragagnolo's motion to vacate is wholly without merit and should be denied.

---

2 Moreover, Safety-Kleen is in Chapter 11 *reorganization* proceedings. Bragagnolo has made no showing that Safety-Kleen will become a "defunct corporation" or be unable to pay, at least in part, the claims of its creditors.

Dated: September 10, 2002.

Respectfully submitted,

[signature] J P Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400
ATTORNEYS FOR DEFENDANT AND
THIRD-PARTY PLAINTIFF
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 10 day of September, 2002 served upon all parties of record the within and foregoing **RESPONSE OF PRICEWATERHOUSECOOPERS LLP TO MICHAEL J. BRAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

J P Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

02 SEP 10 PM 3:12

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

FIRST AMENDED THIRD-PARTY COMPLAINT

In accordance with a letter agreement between PricewaterhouseCoopers LLP ("PwC") and Safety-Kleen Corp. ("Safety-Kleen"), which was approved by the United States Bankruptcy Court for the District of Delaware in the case styled and numbered In re: Safety-Kleen Corp. et al., Debtors, Civil Action No. 00-2303(PJW), PwC hereby files its First Amended Third-Party Complaint. The amendments reflected in this First Amended Third-Party Complaint are not intended to alter in any way the previously asserted allegations against, or relief sought from, any party other than Safety-Kleen.

NATURE OF THIS ACTION

1. This is an action for contribution and indemnity brought by Defendant and Third-Party Plaintiff PwC, in its own behalf and as successor in interest to Coopers & Lybrand L.L.P., against Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys"), and Michael J. Bragagnolo ("Bragagnolo"), the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-

Kleen Corporation and its predecessor in interest Laidlaw Environmental Services, Inc. Safety-Kleen Corporation, together with its predecessor in interest Laidlaw Environmental Services, Inc., is referred to herein as "Safety-Kleen". Winger, Humphreys and Bragagnolo, collectively, are referred to herein as the "Individual Defendants," and together with Safety-Kleen are referred to herein as the "Third-Party Defendants."

2. PwC audited Safety-Kleen's financial statements of August 31, 1997 (the "1997 Financial Statements"), as of August 31, 1998 (the "1998 Financial Statements") and as of August 31, 1999 (the "1999 Financial Statements"). The 1997 Financial Statements, 1998 Financial Statements, and 1999 Financial Statements are collectively referred to herein as the "Financial Statements." The auditor's reports issued by PwC stated that its audits of the Financial Statements (the "Safety-Kleen Audits") were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"), and that, in PwC's opinion, the Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as of August 31, 1999, 1998, and 1997.

3. The Plaintiffs in this case are various banks and other financial institutions that extended loans and other forms of credit to Safety-Kleen. The Plaintiff Lenders have filed a Complaint and a First Amended Complaint asserting a single count of negligent misrepresentation against PwC, through which they seek to recover from PwC losses they have allegedly incurred as a result of Safety-Kleen's default on those loans and extensions of credit and Safety-Kleen's subsequent bankruptcy. Plaintiffs contend that they loaned funds to Safety-Kleen and made other credit decisions in reliance on PwC's auditor's reports on the Financial Statements and certain negative assurance letters relating to those loans. Plaintiffs further contend that the Financial Statements contain material misrepresentations concerning the

financial condition of Safety-Kleen, and that Plaintiffs would not have made the loans and/or would have made other credit decisions had they known the true facts. Copies of the Plaintiffs' Complaint, First Amended Complaint, and Second Amended Complaint against PwC, and all other pleadings of record, are attached hereto as Exhibit A.

4. The Third-Party Defendants were responsible for the preparation of the Financial Statements. The Third-Party Defendants were also responsible for providing PwC with complete access to all relevant Safety-Kleen books and records, as well as truthful, accurate and complete information required by PwC in the course of its audits of the Financial Statements. Equally importantly, the Third-Party Defendants made direct representations to the Plaintiffs concerning the current and prospective financial condition of Safety-Kleen, Safety-Kleen's plans with respect to acquisitions for which loans and other extensions of credit ultimately were used, and other matters on which the Plaintiffs relied in making their credit decisions. It is now clear that Plaintiffs, or some of them, relied primarily or exclusively on representations by Safety-Kleen and its management, including the Individual Defendants, in making their loan or other credit decisions, including representations concerning Safety-Kleen's then-current and prospective financial condition.

5. PwC specifically denies that it is liable to the Plaintiffs as alleged in the First Amended Complaint. Further, PwC alleges that the Third-Party Defendants and others as yet unnamed are wholly or partially responsible for Plaintiffs' alleged damages, and should be held responsible to Plaintiffs based upon their proportionate share of fault. Third-Party Defendants Winger, Bragagnolo and Humphreys should be held responsible to PwC for any portion of Plaintiffs' damages for which PwC is held liable.

PARTIES

6. PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of Delaware, is resident in and conducts business in the State of Georgia. One or more of PwC's partners are residents of the State of Georgia.

7. Safety-Kleen Corporation, a Delaware corporation whose principal place of business is at 1301 Gervais Street, Columbia, South Carolina 29201, conducts business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Safety-Kleen Corporation at its principal place of business, 1301 Gervais Street, Columbia, South Carolina 29201.

8. Kenneth W. Winger, whose place of residence is 71 Reynolds, Oakville, Ontario, Canada L6J 3K1, served as Safety-Kleen's Chief Executive Officer and President between May 15, 1997 and May 12, 2000, and served as a director of Safety-Kleen between May 15, 1997 and June 9, 2000. Winger was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CEO and President, Winger conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. A Judgment by Default Against Third-Party Defendant Kenneth W. Winger was entered by order dated May 28, 2002, and, accordingly, no service of process is necessary as to Winger.

9. Paul R. Humphreys, whose place of residence is 292 Douglas Ridge Green SE, Calgary, Alberta, T2Z3A7, Canada, served as Safety-Kleen's Chief Financial Officer and Senior Vice President, Finance, between May 15, 1997 and May 12, 2000. Humphreys was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CFO, Humphreys conducted business in the State of Georgia and engaged in

tortious conduct in, and having an impact in, the State of Georgia. Humphreys has already appeared in this action and, accordingly, no service of process is necessary as to Humphreys.

10. Michael J. Bragagnolo, whose place of residence is 47833 Hastings Road, Canton, Michigan 48188, served as Safety-Kleen's Chief Operating Officer and Executive Vice President between May 15, 1997 and May 12, 2000. Bragagnolo was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's COO, Bragagnolo conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. Bragagnolo has already appeared in this action and, accordingly, no service of process is necessary as to Bragagnolo.

11. Each of the Individual Defendants was an employee and agent of Safety-Kleen at the time of each of the acts and omissions alleged herein, and was acting in the course and scope of that employment and agency and for and to Safety-Kleen's benefit.

JURISDICTION AND VENUE

12. This Court has jurisdiction over each of the Third-Party Defendants in that they individually and collectively performed one or more tortious acts in the State of Georgia, and having an impact on Georgia-residents PwC, numerous PwC partners, and one or more Plaintiffs, that give rise to the claims at issue in this Third-Party Complaint.

13. Venue is proper in this Court under O.C.G.A. § 9-10-34.

FACTS

PwC's Audit of the 1997 Financial Statements

14. On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old

LESI") pursuant to a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Coincident with the closing of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc. ("LESI"). As set out below, LESI changed its name to Safety-Kleen Corp. in 1998 following its May 1998 acquisition of the Wisconsin corporation by that name ("Old Safety-Kleen").

15. Concurrent with the closing of the Rollins Acquisition, Winger became the President and Chief Executive Officer of Safety-Kleen, Humphreys became its Senior Vice President, Finance and Chief Financial Officer, and Bragagnolo became its Executive Vice President and Chief Operating Officer.

16. Because of their positions with Safety-Kleen, the Individual Defendants each had access to material, non-public information regarding Safety-Kleen 's business, finances, products, markets, and present and future business prospects.

17. After the Rollins Acquisition, PwC audited Safety-Kleen's 1997 Financial Statements. Following its audit, PwC issued its Report of Independent Accountants, dated October 7, 1997 (the "1997 Auditor's Report"), regarding the 1997 Financial Statements. In the 1997 Auditor's Report, PwC stated that the 1997 Financial Statements were "the responsibility of the Company's management," and that PwC's "responsibility [was] to express an opinion on [those] financial statements based on [PwC's] audits." The 1997 Auditor's Report further stated PwC's opinion that the 1997 Financial Statements "present fairly, in all material respects, the consolidated financial position" of Safety-Kleen as of August 31, 1997, "in accordance with generally accepted accounting principles."

18. Safety-Kleen and the Individual Defendants, both directly and through their subordinates, communicated with and provided information to PwC in connection with the 1997 Safety-Kleen Audit. The 1997 Safety-Kleen Audit was based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1997 Safety-Kleen Audit, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1997 Auditor's Report if the Third-Party Defendants had not made those representations.

19. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1997 Safety-Kleen Audit was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

20. The 1997 Auditor's Report was included within Safety-Kleen's Form 10-K filed with the Securities and Exchange Commission on or about October 31, 1997. Defendants Winger and Humphreys signed the Form 10-K. In doing so, Winger, Humphreys and Safety-Kleen represented that the information contained within the Form 10-K (including the financial information to which the 1997 Auditor's Report was directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

21. If the 1997 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1997 in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such misstatement

resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations of Safety-Kleen's actual financial condition to PwC and to others.

22. Moreover, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Rollins and Old LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

23. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the 1997 Financial Statements or on the 1997 Auditor's Report in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

The $2.2 Billion Senior Credit Facility

24. In May 1998, Safety-Kleen completed the acquisition of Old Safety-Kleen through a back-end merger, approved by the Old Safety-Kleen shareholders on May 18, 1998 (the "Safety-Kleen Acquisition"). The consideration for the Safety-Kleen Acquisition totaled approximately $2.2 billion, including debt assumed and estimated transaction costs, and was comprised of approximately $1.5 billion cash and 166.5 million shares of Safety-Kleen common

stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility. This Senior Credit Facility was provided by a syndicate of banks and other financial institutions including, among others, some of the Plaintiffs. Plaintiffs' alleged damages in this case are based on Safety-Kleen's default on loans and/or extensions of credit that Plaintiffs provided to Safety-Kleen pursuant to this Senior Credit Facility.

25. Each of the Individual Defendants was actively involved in planning for, soliciting, and executing the Safety-Kleen Acquisition and the Senior Credit Facility that funded that acquisition.

26. Effective July 1, 1998, Safety-Kleen began doing business as Safety-Kleen Corp., and formally changed its name to Safety-Kleen Corp. in or about November 1998.

27. Each of the Individual Defendants retained the same positions with Safety-Kleen following the Safety-Kleen Acquisition as they had held before the Safety-Kleen Acquisition. In that capacity, and within the course and scope of their duties as employees and/or agents of Safety-Kleen and for and to Safety-Kleen's benefit, the Individual Defendants provided periodic reports and representations concerning Safety-Kleen's financial condition and practices to PwC and to the Plaintiffs. PwC is informed and believes that many of those reports and representations were specifically directed to Georgia residents, including Plaintiff Wachovia Bank, N.A., for their use and reliance in connection with lending decisions under the Senior Credit Facility. Many of those reports and representations also were intended for PwC's use and reliance in its preparation of certain periodic negative assurance letters that Safety-Kleen provided to the Senior Credit Facility lenders, including Plaintiff Wachovia Bank, N.A.

28. Because of their positions with Safety-Kleen following the Safety-Kleen Acquisition, each of the Individual Defendants had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects.

29. Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false.

30. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information to PwC and to Plaintiffs, or some of them, which was material to PwC's preparation of negative assurance letters and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the negative assurance letters, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

PwC's Audit of the 1998 and 1999 Financial Statements

31. PwC thereafter audited the 1998 and 1999 Financial Statements (the "1998 and 1999 Audits"). Following its audits, PwC issued its Reports of Independent Accountants, dated October 6, 1998 and October 5, 1999 (the "1998 and 1999 Auditor's Reports"), regarding the 1998 and 1999 Financial Statements, respectively. In the 1998 and 1999 Auditor's Reports, PwC

stated that the 1998 and 1999 Financial Statements are the responsibility of the management of Safety-Kleen and that PwC's responsibility was to express an opinion on those financial statements based on PwC's audits. The 1998 and 1999 Auditor's Reports further stated PwC's opinion that the 1998 and 1999 Financial Statements "present fairly, in all material respects, the financial position of Safety-Kleen Corp. and its subsidiaries" at August 31, 1998 and August 31, 1999, respectively, "in conformity with generally accepted accounting principles."

32. Both directly and through their subordinates, each of the Third-Party Defendants communicated with and provided information to PwC in connection with the 1998 and 1999 Audits. The 1998 and 1999 Audits were based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1998 and 1999 Audits, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1998 and 1999 Auditor's Reports if the Third-Party Defendants had not made those representations.

33. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1998 and 1999 Audits was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

34. The 1998 and 1999 Auditor's Reports were included within Safety-Kleen's Forms 10-K filed with the Securities and Exchange Commission on or about October 20, 1998 and October 29, 1999, respectively. Defendants Winger and Humphreys signed the Forms 10-K. In doing so, Winger, Humphreys, and Safety-Kleen represented that the information contained

within the Forms 10-K (including the financial information to which the 1998 and 1999 Auditor's Reports were directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

35. If the 1998 and 1999 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1998 and August 31, 1999, respectively, in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such failure to fairly present Safety-Kleen's financial condition resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations and/or omissions with respect to Safety-Kleen's actual financial condition to PwC and to others.

36. As described herein, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans and progress with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

37. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen.

Accordingly, to the extent Plaintiffs relied on the 1998 and/or 1999 Financial Statements or on the 1998 and/or 1999 Auditor's Reports in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

Safety-Kleen's Fraud Investigation and Bankruptcy

38. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that the Individual Defendants had been placed on "administrative leave" pending the results of the internal investigation. Defendants Winger, Humphreys, and Bragagnolo were, in fact, placed on administrative leave on March 5, 2000.

39. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

40. On or about May 12, 2000, each of the Individual Defendants resigned his employment at Safety-Kleen. Winger resigned his position as a director of Safety-Kleen on June 9, 2000. PwC is informed and believes that each of the Individual Defendants resigned because he knew that absent such resignation, Safety-Kleen would unilaterally terminate his position because of his role in, and responsibility for, the alleged accounting irregularities relating to Safety-Kleen's Financial Statements.

41. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the Senior Credit Facility.

42. On June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

43. On December 13, 2000, thirteen of the Plaintiffs brought the present action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the Senior Credit Facility. Plaintiffs claim that PwC was negligent in failing to detect Safety-Kleen's false and misleading statements in the Financial Statements and that, as a result, the Plaintiffs made lending decisions under the Senior Credit Facility that they would not have made had they known the "truth" concerning Safety-Kleen's financial condition. On or about May 25, 2001, Plaintiffs filed their First Amended Complaint, through which 46 additional Plaintiffs joined in the single claim of negligent misrepresentation brought against PwC.

COUNT I
CONTRIBUTION

44. PwC incorporates the foregoing allegations of this First Amended Third-Party Complaint.

45. Plaintiffs' damages, as alleged herein and in Plaintiffs' First Amended Complaint as hereafter supplemented and/or amended, were proximately caused by the negligent, fraudulent, and/or other wrongful acts of the Third-Party Defendants as set forth herein, and not by any act or omission of PwC. Accordingly, the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC herein. Alternatively, if PwC is determined to have been at fault and to have contributed to Plaintiffs' injuries, which PwC specifically denies,

the Third-Party Defendants' conduct should be presented to the jury for proper apportionment of fault for Plaintiffs' damages alleged in the First Amended Complaint, as hereafter amended and/or supplemented.

COUNT II
INDEMNITY

46. PwC incorporates the foregoing allegations of this First Amended Third-Party Complaint.

47. As set forth herein, the Third-Party Defendants actively engaged in negligent, fraudulent, and/or other wrongful conduct that resulted in material misrepresentations concerning the financial condition of Safety-Kleen. PwC relied on the Third-Party Defendants' active misrepresentations in conducting its audits of Safety-Kleen's Financial Statements, and Plaintiffs relied on the Third-Party Defendants' active misrepresentations in making decisions regarding loans and other extensions of credit to Safety-Kleen. Accordingly, any damages to Plaintiffs as a result of the events alleged in the First Amended Complaint, as hereafter amended or supplemented, were proximately caused by the Third-Party Defendants' active misrepresentations, not by PwC's reliance on those misrepresentations or by any other action or omission by PwC, and liability for any damages to Plaintiffs should be so allocated. PwC is entitled to indemnity from Third-Party Defendants Winger, Bragagnolo and Humphreys to the full extent of any liability assessed against PwC as a result of Plaintiffs' claim against PwC in this case.

PRAYER FOR JUDGMENT

WHEREFORE, PricewaterhouseCoopers LLP demands that Plaintiffs' damages, including any of Plaintiffs' damages for which PwC is held liable, be allocated among the Third-

Party Defendants, and that judgment be entered against Third-Party Defendants Kenneth W. Winger, Paul R. Humphreys, and Michael J. Bragagnolo for all sums that may be adjudged against Defendant PricewaterhouseCoopers LLP in favor of Plaintiffs Toronto Dominion (Texas), Inc., et al.

DATE: September 10, 2002.

Respectfully submitted,

ALSTON & BIRD LLP

By: JP Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695905
Jack P. Smith III
Georgia. Bar No. 659999

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT AND THIRD PARTY PLAINTIFF PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 10 day of September, 2002, served upon all parties of record the foregoing **FIRST AMENDED THIRD-PARTY COMPLAINT** by first-class mail, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith
Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., THE TORONTO-DOMINION BANK, WACHOVIA BANK, N.A., VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST, VAN KAMPEN SENIOR FLOATING RATE FUND, VAN KAMPEN CLO I, LTD., VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO, OAK HILL SECURITIES FUND, LP, ARCHIMEDES FUNDING I L.L.C., ARCHIMEDES FUNDING II, LTD., ARCHIMEDES FUNDING III, LTD., SEQUILS - ING I (HBDGM), LTD	CIVIL ACTION NUMBER:__________
Plaintiffs,	
v.	
PRICEWATERHOUSECOOPERS LLP,	
Defendant.	

COMPLAINT

NATURE OF THIS ACTION

1.

This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the international accounting firm of PricewaterhouseCoopers LLP for negligent misrepresentation. The defendant, and its predecessor, Coopers & Lybrand L.L.P. (collectively, "PricewaterhouseCoopers"), audited the financial statements of Laidlaw Environmental Services, Inc. and LES, Inc. (collectively, "LESI"), and Laidlaw, Inc. for their 1996 and 1997 fiscal years. PricewaterhouseCoopers audited the financial statements of Safety-

Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen"), for their 1998 and 1999 fiscal years. Collectively, Safety-Kleen and LESI are referred to in this complaint as "the Company." In its unqualified auditors' reports on those financial statements, PricewaterhouseCoopers expressly represented in writing (1) that those audits were conducted in accordance with generally accepted auditing standards ("GAAS"), and (2) that the Company's financial statements fairly presented the Company's financial position in conformity with generally accepted accounting principles ("GAAP").

2.

In 1997, 1998, and 1999, PricewaterhouseCoopers issued compliance certifications for the express use of LES, Inc.'s and Safety-Kleen's lenders. In each of these certifications, PricewaterhouseCoopers expressly represented that its audit had been conducted in accordance with GAAS and referenced PricewaterhouseCoopers' unqualified auditor opinion regarding the Company's financial position. These certifications also stated that in connection with its audit, PricewaterhouseCoopers had discovered nothing to indicate that the Company had failed to comply with the terms, covenants, provisions, or conditions of its loan obligations.

3.

Relying on the integrity of those audited financial statements, as well as the reputation, competence, and due professional care of PricewaterhouseCoopers and PricewaterhouseCoopers' auditors' reports and compliance certifications, plaintiffs extended hundreds of millions of dollars of loans and credit to the Company. PricewaterhouseCoopers' auditors' reports and certifications, however, were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. In fact, the Company's financial statements contained materially false and misleading statements that would have been discovered by any competent auditor diligently following applicable professional standards. In March 2000, it was first disclosed to plaintiffs and the public that Safety-Kleen's financial statements were materially false and misleading and that plaintiffs had been defrauded. PricewaterhouseCoopers has now withdrawn its previously issued auditors' reports on the Company's financial statements for 1997, 1998, and 1999, and has stated that reliance should no longer be placed on its auditors' reports. Safety-Kleen is now in bankruptcy and plaintiffs have been badly harmed by the negligence of Pricewaterhouse Coopers.

PARTIES

4.

Plaintiff Toronto Dominion (Texas), Inc., 909 Fannin, Suite 1700, Houston, TX, is a Delaware corporation with its principal place of business in Houston, Texas.

5.

Plaintiff The Toronto-Dominion Bank, 55 King Street West, P.O. Box 1, Ontario M5K 1A2, Canada, is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada.

6.

Plaintiff Wachovia Bank, N.A., 191 Peachtree Street, N.E. Atlanta, Georgia, is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia.

7.

Plaintiff Van Kampen American Capital Prime Rate Income Trust, One Parkview Plaza,

Oakbrook Terrace, IL, is a trust organized under the laws of Massachusetts.

8.

Plaintiff Van Kampen Senior Floating Rate Fund, One Parkview Plaza Oakbrook Terrace, IL, is a trust organized under the laws of Massachusetts.

9.

Plaintiff Van Kampen CLO I, Ltd. is a trust organized under the laws of the Cayman Islands.

10.

Plaintiff Van Kampen CLO II, Ltd. is a trust organized under the laws of the Cayman Islands.

11.

Plaintiff Eaton Vance Senior Debt Portfolio, is a New York Trust Company organized under the laws of New York with its principal place of business in Boston, Massachusetts.

12.

Plaintiff Oak Hill Securities Fund, LP, 65 East 55th Street, 32nd Floor, New York, NY, is a Delaware limited partnership organized under the laws of Delaware with its principal place of business in Fort Worth, Texas.

13.

Archimedes Funding L.L.C., c/o Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, is a Delaware limited liability company with its principal place of business in Delaware..

14.

Archimedes Funding II, Ltd., P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies, is an exempted limited liability company organized under the Companies Law (1998 Revision) of the Cayman Islands with its principal place of business in the Cayman Islands.

15.

Archimedes Funding III, Ltd., P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies, is an exempted limited liability company organized under the Companies Law (1998 Revision) of the Cayman Islands with its principal place of business in the Cayman Islands.

16.

SEQUILS - ING I (HBDGM), Ltd., P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies, is an exempted limited liability company incorporated under the Companies Law (1998 Revision) of the Cayman Islands with its principal place of business in the Cayman Islands.

17.

Defendant PricewaterhouseCoopers LLP is an international partnership organized under the laws of Delaware and doing business in this state. PricewaterhouseCoopers LLP may be served with process by serving a copy of the summons and complaint in this action on its designated agent for service of process, Robert M. Bird, 1155 Peachtree Street, Suite 100, Atlanta, Georgia 30309, pursuant to GA. CODE ANN. § 9-11-4(d)2. As used herein, "PricewaterhouseCoopers" includes its predecessor, Coopers & Lybrand LLP.

JURISDICTION AND VENUE

18.

This Court has jurisdiction over PricewaterhouseCoopers as a result of its continuous and systematic business contacts within this state. Partners of PricewaterhouseCoopers are residents and citizens of this state.

19.

Venue is proper in this Court under GA. CODE ANN. § 9-2-25.

FACTS

20.

On May 15, 1997, Laidlaw Environmental Services— the hazardous and industrial waste management services division of Laidlaw, Inc. ("Laidlaw")—was merged with Rollins Environmental Services, Inc. ("Rollins"). At the time, Rollins was the largest full-service solid hazardous waste incineration company in North America. The combined company was then re-named Laidlaw Environmental Services, Inc. The merger was partially financed with $650 million in senior secured credit facilities provided, in part, by plaintiffs.

21.

In April 1998, Laidlaw Environmental Services, Inc. consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. The resulting company operated under the name of Safety-Kleen Services, Inc. and Safety-Kleen Corp. became the parent entity. The purchase was partially financed by $2.1 billion in senior secured credit facilities and interest rate SWAPS, which re-financed the previous $650 million credit facility and was provided, in part, by plaintiffs.

22.

PricewaterhouseCoopers knew that LESI and Safety-Kleen would enter into these two credit facilities and PricewaterhouseCoopers knew the identities of the agent banks.

23.

PricewaterhouseCoopers audited and issued its unqualified auditors' reports on the 1997 annual financial statement of LESI and the 1998 and 1999 annual financial statements of Safety-Kleen. The written agreements which set forth the terms and conditions of the 1997 and 1998 credit facilities include the requirement that the LESI and Safety-Kleen annual financial statements be audited and certified by PricewaterhouseCoopers or other independent certified public accountants of nationally recognized standing in auditors' reports stating the financial statements have been examined by the auditor in accordance with GAAS and that the financial statements are fairly presented in accordance with GAAP and further, that those audit reports be delivered to the plaintiff lenders. The agreements also require that PricewaterhouseCoopers annually certify that in conducting its audit, no knowledge was obtained of any default or event of default under those agreements except as specified in the certification.

24.

PricewaterhouseCoopers knew of those requirements in the agreements, knew that LESI and Safety-Kleen were required to supply copies of its auditors' reports and certifications to plaintiffs to satisfy those requirements, and knew and intended that plaintiffs would rely on PricewaterhouseCoopers' auditors' reports and certifications in loaning money and extending credit to the Company and in otherwise taking or refraining from taking action to protect their rights.

25.

Plaintiffs did in fact, directly or through their agents, receive copies of these financial statements and PricewaterhouseCoopers' auditors' reports and certifications as required by the LESI and Safety-Kleen loan agreements, and did in fact rely on the integrity of the financial statements and the auditors' reports and certifications issued by PricewaterhouseCoopers in extending credit to LESI and Safety-Kleen. Plaintiffs also relied on the integrity of the financial statements and the auditors' reports and certifications in their management of the extensions of credit that had already been made.

26.

In February 2000, certain members of the board of directors of Safety-Kleen began an investigation into allegations that Safety-Kleens's financial statements contained materially false or misleading information. This investigation quickly uncovered a series of improper and incorrect accounting transactions and entries in Safety-Kleen's books and records. On March 6, 2000, Safety-Kleen issued a press release disclosing that it "has initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [Safety-Kleen's] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release stated:

> The Board has appointed a special committee, consisting solely of four independent outside directors of [Safety-Kleen], to spearhead the internal investigation, and has engaged Shaw Pittman and Arthur Andersen LLP to conduct a thorough and comprehensive investigation of these matters.

The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the "investigation."

27.

On March 7, 2000, Safety-Kleen announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [Safety-Kleen] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to Safety-Kleen, "[s]uch reports should no longer be relied upon or associated with the financial statements of Safety-Kleen . . . ."

28.

On March 13, 2000, Safety-Kleen again disclosed that its previously reported financial results failed to disclose accounting irregularities.

29.

Safety-Kleen also stated in its March 13, 2000 press release that:

> [Safety-Kleen] is in default under certain financial covenants contained in its credit agreements and is not able to borrow under those agreements without a waiver of such defaults by the lenders.

30.

On March 16, 2000, Safety-Kleen reported "that there had been accounting irregularities in several cases, including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." Safety-Kleen further stated that it was "not able to quantify the effect of such irregularities on its financial statements at this time."

31.

On June 6, 2000, Safety-Kleen announced that it failed to make the required interest and principal payments due on certain outstanding debt the prior week. Safety-Kleen stated that it:

> did not make an interest payment of $1.8 million related to a $60 million Promissory Note dated May 15, 1997. Additionally, [Safety-Kleen] did not make a $15 million interest payment on its 9 1/4 percent Senior Notes due 2008; and it did not make a $43 million principal and interest payment under its Senior Credit Facility dated April 3, 1998.

32.

On June 9, 2000, Safety-Kleen filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

33.

Plaintiffs are informed and believe that Safety-Kleen's financial statements contain misstatements which artificially inflate Safety-Kleen's earnings and assets and that Safety-Kleen's accounting irregularities fall into at least four general categories: (1) premature revenue recognition, (2) double booking of revenues and fraudulent invoices; (3) manipulation of reserves; and (4) the creation of fictional numbers on the income statements and balance sheets. More specifically, plaintiffs are informed and believe that during fiscal 1998 and 1999, Safety-Kleen: (1) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential support; (2) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (3) reversed material portions of a multi-million dollar restructuring charge without competent evidential support; (4) adjusted material deferred debt amortization costs without competent evidential support; (5) classified certain material debt obligations as accounts payable; (6) failed to amortize material up-front gains on swap derivative transactions; and (7) in sum, overstated its net income by more than $200 million through violations of GAAP and through hypothecated sources of revenue or income which lacked competent evidential support.

34.

PricewaterhouseCoopers' representations that LESI's and Safety-Kleen's financial statements had been audited in accordance with GAAS and that they fairly presented the financial condition of the Company, in accordance with GAAP, were false. In fact, the LESI and Safety-Kleen financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength, and PricewaterhouseCoopers' audits had not been conducted in accordance with GAAS.

35.

The false and misleading entries in the Company's financial statements and books and records should have been discovered by PricewaterhouseCoopers and would have been uncovered if PricewaterhouseCoopers had not performed its work negligently and in violation of the standards of its profession. (See Exhibit A, Affidavit of Barry Monheit)

36.

PricewaterhouseCoopers, in reporting on LESI's and Safety-Kleen's financial statements, negligently misrepresented that its examinations were made "in accordance with generally accepted auditing standards . . . ." These statements were false and misleading in that the following auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), among others, were violated:

(a) AICPA General Standard No. 2 was violated in that an independence in mental attitude was not maintained by PricewaterhouseCoopers during the respective audits (AICPA Statement on Auditing Standards, §§ 150 and 220);

(b) AICPA General Standard No. 3 was violated by Pricewaterhouse Coopers, which requires that due professional care be exercised in the performance of the examination and preparation of the report (AICPA Statement on Auditing Standards, §§ 150 and 230);

(c) AICPA Standard of Field Work No. 2 was violated by Pricewaterhouse-

Coopers, which requires that there be a proper study and evaluation of the existing internal control as a basis for reliance thereon and for determining the extent of testing to be performed during the audit (AICPA Statement on Auditing Standards, §§ 150 and 320);

(d) AICPA Standard of Field Work No. 3 was violated by Pricewaterhouse-Coopers, which requires that sufficient competent evidential matter be obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the financial statements under examination (AICPA Statement on Auditing Standards, §§ 150 and 330);

(e) AICPA Standard of Reporting No. 1 was violated by PricewaterhouseCoopers in that PricewaterhouseCoopers falsely represented that the financial statements were presented in accordance with generally accepted accounting principles, when in fact such statements were not so presented (AICPA Statement on Auditing Standards, §§ 150 and 410);

(f) AICPA Standard of Reporting No. 3 was violated by Pricewaterhouse-Coopers, which requires that informative disclosures in the financial statements be reasonably adequate unless otherwise stated in the report (AICPA Statement on Auditing Standards, §§ 150 and 431); and

(g) AICPA Standard of Reporting No. 4 was violated by Pricewaterhouse-Coopers, which requires that the report of an independent auditor shall contain an expression of opinion of the financial statements taken as a whole or an assertion to the effect that an opinion cannot be expressed in that PricewaterhouseCoopers issued its auditors' reports even though the preceding violations of GAAS should have been known by it to have occurred.

37.

PricewaterhouseCoopers negligently misrepresented that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles in that, among other things:

(a) The principle of fair presentation was violated since the Company's financial statements were not presented in conformity with generally accepted accounting principles (Statement 4 of the Accounting Principles Board (APB Statement No. 4), ¶¶ 109, 189, 191);

(b) The principles of adequacy and fairness of disclosure were violated since information was not presented in a way that facilitated understanding and avoided erroneous implications (APB Statement No. 4, ¶¶ 39, 81, 104, 106);

(c) The principle that a conservative approach is appropriate, providing early recognition of unfavorable events and minimizing the amount of net assets and income reported, was violated (APB Statement No. 4, ¶¶ 28, 35, 171);

(d) The principle that the financial information presented should be complete was violated (APB Statement No. 4, ¶¶ 23, 94, 106);

(e) The principle that the economic substance of transactions should be emphasized rather than formal considerations was violated (APB Statement No. 4, ¶¶ 25, 35, 127);

(f) The principles concerning the earnings process, revenue recognition and realization were violated (APB Statement No. 4, ¶¶ 28, 134, 147, 148, 150-153);

(g) The principle of informed judgment was violated (APB Statement No. 4,

¶¶ 25, 35, 124, 173-174);

(h) The principle of materiality was violated (APB Statement No. 4, ¶¶ 25, 128);

(i) The principle of relevance was violated (APB Statement No. 4, ¶¶ 23, 88, 106); and

(j) The principle of verifiability was violated (APB Statement No. 4, ¶¶ 23, 35, 90).

38.

PricewaterhouseCoopers should and would have learned of the foregoing violations of GAAP had it not performed its work negligently and in violation of the standards of its profession.

CAUSE OF ACTION FOR NEGLIGENT MISREPRESENTATION

39.

Plaintiffs incorporate the foregoing allegations of this complaint.

40.

PricewaterhouseCoopers, in the course of its business, profession, or employment, and in the course of a transaction in which it had a pecuniary interest, supplied false information, namely, its auditors' reports and certifications regarding Safety-Kleen and LESI, for the guidance of plaintiffs in a business transaction. PricewaterhouseCoopers failed to exercise reasonable care or competence in obtaining and communicating this information. PricewaterhouseCoopers knew that plaintiffs would rely upon this information, and that plaintiffs would use the information in deciding to engage in the transactions involved.

41.

PricewaterhouseCoopers was manifestly aware of the use to which the information was to be put by the plaintiffs and intended that it be so used by the plaintiffs.

42.

Plaintiffs justifiably relied on PricewaterhouseCoopers' representations that its audits were performed in accordance with GAAS, that the financial statements of Safety-Kleen and LESI fairly presented the financial condition of Safety-Kleen and LESI in accordance with GAAP, and that there was no reason to believe Safety-Kleen or LESI were in default under their credit agreements.

43.

Had PricewaterhouseCoopers exercised due care and followed the applicable standards of the accounting profession, it would not have made the false statements upon which plaintiffs relied and because of which plaintiffs have suffered damages.

44.

Had PricewaterhouseCoopers disclosed that its representations that its audits had been performed in accordance with GAAS were not true, or that matters had come to its attention indicating that the financial statements of Safety-Kleen and LESI did not fairly present the financial condition of Safety-Kleen and LESI in accordance with GAAP, plaintiffs would not have made their extensions of credit. Further, if it had been disclosed that PricewaterhouseCoopers' representations were false, LESI and Safety-Kleen would have been in default under the terms of the loan agreements, and plaintiffs would not have made subsequent extensions of credit and instead could and would have taken action to eliminate or materially reduce the amount of their losses.

45.

As a direct and proximate cause of their justifiable reliance on PricewaterhouseCooper's negligent misrepresentations, plaintiffs have suffered damages in excess of the minimum jurisdictional limits of this court.

PRAYER FOR JUDGMENT

Plaintiffs pray for a trial by jury and pray that upon trial and verdict, the Court award judgment and recovery of all actual damages against defendant in an amount to be proven at trial, pre- and post- judgment interest as provided by law, court costs as provided by law, attorneys' fees, and any further relief determined by the Court to be just and proper.

DATED this 13 day of December, 2000.

SUSMAN GODFREY L.L.P.

By: Stephen D. Susman

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams and Secret
Tony L. Axam
Georgia Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, GA 30309
(404) 524-2233

ATTORNEYS FOR PLAINTIFFS

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant.

CIVIL ACTION
FILE NO.: 00-VS-012679-F

ORDER DENYING PLAINTIFFS' MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION AND ORDER DENYING THIRD-PARTY DEFENDANT MICAHEL J. BRAAGAGNOLO'S MOTION TO VACATE ORDER ALLOWING THIRD-PARTY ACTION

This matter is before the Court on Plaintiffs' Motion to Vacate Order Allowing Third-Party Action and Third-Party Defendant Michael J. Bragagnolo's Motion to Vacate Order Allowing Third-Party Action.[1] Plaintiffs and Third-Party Defendant Michael J. Bragagnolo,[2] contend that the agreement struck between Third-Party Defendant Safety-Kleen Corporation ("Safety-Kleen") and Defendant PriceWaterhouseCoopers LLP ("PwC") to induce Safety-Kleen to waive application of the Bankruptcy Code's automatic stay provision[3] renders any judgment of this Court in the instant action meaningless and therefore removes jurisdiction from the Court for adjudicating the claims between the parties. Plaintiffs further contend that this agreement removes the original justification

---

[1]See Order on Defendant's Motion for Leave to File Third-Party Complaint, filed January 14, 2002.

[2]Michael J. Bragagnolo, Kenneth W. Winger and Paul R. Humphreys shall be referred to as the individual "Third-Party Defendants."

[3]See Letter Agreement entered into between PwC and Safety-Kleen on or about July 16, 2002, attached as Exhibit D to Plaintiffs' motion.

and basis under O.C.G.A. § 9-11-14 for permitting PwC to bring its third-party claims against Safety-Kleen, and that the agreement removes any legal effect of a judgment in this case.

Conclusion

Based on a review of the record and the arguments of counsel, Plaintiffs' Motion to Vacate Order Allowing Third-Party Action and Third-Party Defendant Michael J. Bragagnolo's Motion to Vacate Order Allowing Third-Party Action are **DENIED.** The Court finds that the agreement between PwC and Safety-Kleen regarding the lifting of the stay does not preempt this Court's jurisdiction over claims regarding Safety-Kleens' liability for the claims asserted but rather, relates to the enforcement of any judgment that might be issued by this Court, if such liability is found on these claims. The Court finds that issues relating to enforcement of any such judgment can be addressed by this Court or other appropriate courts having jurisdiction at the appropriate time.

SO ORDERED this 26th day of September, 2002.

Susan B. Forsling

Susan B. Forsling, Judge
State Court of Fulton County

copies to:

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

26 Sept 02

Michael Reeves, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Road
Suite 2150
Atlanta, Georgia 30326

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Tony L. Axam, Esq.
Axam, Adams & Secret
1280 West Peachtree street, Suite 310
Atlanta, Georgia 30309

M. Byron Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Daniel Hurson, Esq.
Williams & Connolly, LLP
725 Twelfth Street, NW
Washington, DC 20005

Mr. Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

FILED IN OFFICE
02 OCT -1 PM 4:51

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST;	CIVIL ACTION NO. 00 VS 012679 F

OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE; CYPRESS TREE INVESTMENT LTD.; CYPRESS TREE INVESTMENT PARTNERS II; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; SOUTHERN PACIFIC; CAISSEE DE DEPOT ET PLACEMENT DuQUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant, Counterclaimant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, MICHAEL J. BRAGAGNOLO, and TD SECURITIES (USA), INC.,

Third-Party Defendants.

PRICEWATERHOUSECOOPERS LLP'S COUNTERCLAIM AGAINST TORONTO DOMINION (TEXAS), INC. AND THE TORONTO DOMINION BANK AND THIRD-PARTY COMPLAINT AGAINST TD SECURITIES (USA), INC.

NATURE OF THIS ACTION

1. Defendant, Counterclaimant, and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC"), on its own behalf and as successor in interest to Coopers & Lybrand L.L.P., hereby files this a Counterclaim and Third-Party Complaint asserting claims for contribution and indemnity against Plaintiffs and Counter-Defendants The Toronto Dominion Bank ("TD Bank") and Toronto Dominion (Texas), Inc. ("TD Texas") and against Third-Party Defendant TD Securities (USA), Inc. ("TD Securities") (collectively, the "TD Entities").

2. PwC audited the financial statements of Laidlaw Environmental Services, Inc. ("LESI") as of August 31, 1997 (the "1997 Financial Statements"), and of Safety-Kleen Corp. (together with its predecessor in interest LESI, "Safety-Kleen") as of August 31, 1998 (the "1998 Financial Statements") and as of August 31, 1999 (the "1999 Financial Statements"). The 1997 Financial Statements, 1998 Financial Statements, and 1999 Financial Statements are collectively referred to herein as the "Financial Statements."

3. The auditor's reports issued by PwC stated that PwC's audits of the Financial Statements (the "Safety-Kleen Audits") were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"), and that, in PwC's opinion, the Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as at August 31, 1999, 1998, and 1997.

4. The Plaintiffs in this case (including TD Bank and TD Texas) are various banks, funds, and other financial institutions that extended loans and other forms of credit to Safety-Kleen.

5. The Plaintiffs have filed a Complaint, a First Amended Complaint, and a Second Amended Complaint, each asserting a single count of negligent misrepresentation against PwC, through which they seek to recover from PwC losses they have allegedly incurred as a result of Safety-Kleen's default on those loans and extensions of credit and Safety-Kleen's subsequent bankruptcy.

6. Plaintiffs contend that they advanced funds (the "Advances") to Safety-Kleen under a $2.1 billion syndicated credit facility (the "1998 Credit Facility") and made other related credit decisions (the "Credit Decisions") in reliance on PwC's auditor's reports on the Financial Statements and certain negative assurance letters relating to those loans. Plaintiffs further contend that the Financial Statements contain material misrepresentations concerning the financial condition of Safety-Kleen and that Plaintiffs would not have made the Advances and/or the Credit Decisions had they known the true facts. PwC specifically denies that it is liable to any of the Plaintiffs as alleged in the Second Amended Complaint.

7. The TD Entities were actively engaged in the creation, negotiation, and execution of the 1998 Credit Facility, the accompanying due diligence investigation, and the drafting of Confidential Information Memoranda (the "Bank Books") used to market the 1998 Credit Facility to the other lender Plaintiffs (the "Other Plaintiffs") in this action.

8. Upon information and belief, the Other Plaintiffs' decisions to make the Advances and their other Credit Decisions were based, in whole or in part, upon false information contained in the Bank Books and upon the TD Entities' participation in, due diligence of, and other representations and actions with respect to, the 1998 Credit Facility.

9. The TD Entities are, individually and collectively, wholly or partially responsible for the alleged damages that the Other Plaintiffs' seek to recover from PwC in this action.

Therefore, the TD Entities each should be held responsible to the Other Plaintiffs based upon their respective proportionate shares of fault, and further should be held liable to PwC for any portion of the Other Plaintiffs' Damages for which PwC is found liable.

PARTIES

10. PwC is a limited liability partnership organized under the laws of Delaware that is resident in and conducts business in the State of Georgia. One or more of PwC's partners are residents of the State of Georgia.

11. The Toronto Dominion Bank is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada. The Toronto Dominion Bank has appeared in this case and, accordingly, no service of process is required.

12. Toronto Dominion (Texas), Inc. is a Delaware corporation with its principal place of business in Houston, Texas. Toronto Dominion (Texas), Inc. has appeared in this case and, accordingly, no service of process is required.

13. TD Securities (USA), Inc. is a Delaware corporation with its principal place of business at 31 West 52nd Street, New York, NY 10019-6101. TD Securities (USA), Inc. may be served with process, and service is hereby requested, by serving its registered agent in Georgia, CT Corporation, 1201 Peachtree Street N.E., Atlanta, Georgia 30361.

14. PwC is informed and believes, and on that basis alleges, that at all relevant times Toronto Dominion Bank, Toronto Dominion (Texas), Inc. and TD Securities (USA), Inc. each acted as the agent of the others in committing the acts or omissions alleged herein.

JURISDICTION AND VENUE

15. This Court has jurisdiction over TD Bank and TD Texas because these entities voluntarily initiated the underlying suit in this Court, thus submitting themselves to this Court's

jurisdiction. TD Securities is a foreign corporation registered with the Secretary of State to conduct business in Georgia.

16. Each of the TD Entities is subject to the jurisdiction of this Court under O.C.G.A. § 9-10-91(2) and/or (3).

17. Venue is proper in this Court pursuant to O.C.G.A. § 9-10-34.

FACTUAL BACKGROUND

A. Rollins Acquisition

18. In May 1997, Rollins Environmental Services, Inc. acquired the hazardous and industrial waste operations of Laidlaw, Inc. in a transaction that resulted in Laidlaw, Inc. owning a majority interest in Rollins (the "Rollins Acquisition"). Following the Rollins Acquisition, the surviving company changed its name to Laidlaw Environmental Services, Inc. ("LESI") and became a publicly traded company.

19. The Rollins Acquisition was funded in large part through a $650 million syndicated credit facility (the "1997 Credit Facility"), in which some of the Plaintiffs in this case participated as lenders.

B. Safety-Kleen Acquisition

20. In late 1997, LESI began courting a Wisconsin corporation known as Safety-Kleen Corp. ("Old Safety-Kleen") as an acquisition target. Although Old Safety-Kleen's management was not receptive to LESI's acquisition overtures, LESI strengthened its efforts to acquire Old Safety-Kleen. In early 1998, LESI succeeded in gaining the requisite approvals for its acquisition of Old Safety-Kleen, and, in May 1998, LESI consummated its hostile takeover of Old Safety-Kleen (the "Safety-Kleen Acquisition"). Soon after the Safety-Kleen Acquisition,

LESI began doing business as "Safety-Kleen," and in late 1998 formally changed its name to Safety-Kleen Corporation.

21. The Safety-Kleen Acquisition was funded in large part by the 1998 Credit Facility, a $2.1 Billion syndicated credit facility in which all of the Plaintiffs in this case allegedly participated as lenders.

C. The TD Entities' Role in Syndicating the 1997 and 1998 Credit Facilities

22. Both the 1997 Credit Facility and the 1998 Credit Facility were syndicated lending arrangements by which a number of different banks, funds, and other lending institutions participated, in varying amounts, in the loan provided to the borrower. Upon information and belief, each of the TD Entities acted as agent for the others in performing these functions.

23. Under both of these credit facilities, TD Bank served as the Canadian Administrative Agent, TD Texas served as the General Administrative Agent, and TD Securities served as the Arranger.

24. In October 1997, TD Bank committed to structure, arrange and syndicate the 1998 Credit Facility in a total amount of $1,800,000,000. Of this amount, TD Bank committed to fund up to $1,400,000,000 (the "Initial TD Commitment") contingent upon successful syndication (*i.e.* sale to other banks) of the remaining $400,000,000 (the "Syndication").

25. TD Securities undertook to use its best efforts to complete the Syndication, for which LESI agreed to pay certain fees (some of which were non-refundable). TD Bank and TD Securities reserved the right to syndicate any portion of the Initial TD Commitment.

26. Once they committed to this initial funding, it became critical to the TD Entities to sell participating interests in the Credit Facilities to other banks and institutional investors.

27. The sale of these interests resulted in substantial fees for the TD Entities and, importantly, allowed the TD Entities to spread the risk of default to these other banks and institutional investors.

28. Consequently, successfully marketing the facilities to other banks and institutional investors was critical to the TD Entities.

1. The TD Entities and Safety-Kleen Provided Materially Misleading Information to Prospective Lenders

29. The TD Entities marketed individual participations or investments in the 1998 Credit Facility to potential participants, including many, if not all, of the Plaintiffs herein. More specifically, the TD Entities had primary responsibility for preparing Confidential Information Memoranda (commonly referred to as "Bank Books") upon which the Plaintiffs relied in making their investment decisions. The TD Entities also sponsored and presented at various marketing sessions (commonly referred to as "Bank Meetings").

30. Although the Bank Books included a purported disclaimer of liability, the TD Entities knew that as a matter of industry practice the participating investors would rely on the truthfulness, completeness and accuracy of the information included in the Bank Books in making their investment decisions. The TD Entities also knew that the participating investors would rely on them to conduct a thorough due diligence before presenting the loan to potential participants.

31. The Bank Books contained numerous misrepresentations and misleading information concerning the historical and projected financial performance of LESI and Safety-Kleen, and failed to disclose information that was critical to the participating investors' ability to make reasonable investment decisions.

32. Among other things, the Bank Books contained misrepresentations concerning the following:

(a) Estimated Cost Synergies Relating To The Safety-Kleen Acquisition. The Bank Books included estimates of the amount of cost savings synergies that LESI's management expected to achieve from the Safety-Kleen Acquisition, which were inconsistent with and greater than the estimated amount of cost savings that LESI's management provided to shareholders in connection with the Tender Offer for Safety-Kleen's stock. The achievement of these cost savings was critical to the new company's ability to generate sufficient cash flow to meet its debt obligations, and, had the Other Plaintiffs known of this difference in cost savings estimates, they would not have invested in the 1998 Credit Facility without further diligence. The TD Entities, however, were well aware of this discrepancy but failed to disclose it to potential loan participants.

(b) The Amount Of Synergies That LESI Had Actually Achieved From The Rollins Acquisition. Specifically, many of the Plaintiffs claim to have relied on the 1997 audited financial statements as reflecting that substantial cost savings had already been "realized" or "achieved" from the acquisition of Rollins Environmental Services in May 1997, a myth which the TD Entities perpetuated in the Bank Books. However, the TD Entities knew that the 1997 audited financial statements could not be relied on for that purpose because LESI had not realized or achieved any significant level of cost savings from the Rollins acquisition in the company's 1997 fiscal year.

(c) LESI's Historical Financial Performance. Among other things, the TD Entities included in the Bank Books pro forma financial information which appeared to be a combination of LESI's, Rollins's, and Safety-Kleen's actual financial performance during the last twelve months. In actuality, the pro forma information was a purported "projection" based on unknown but clearly unreasonable assumptions which effectively assumed $70MM in cost savings from the Rollins transaction that had not actually been realized. Consequently, the Bank Books caused the participating investors to assume as a "base" financial performance that was highly inflated and not tied to LESI's actual operating performance and to be otherwise misled by these projected numbers.

(d) The Basis For The Projections Of Future Performance. Similarly, the TD Entities provided confusing and misleading information in the Bank Books about projected future financial performance. Among other things, the financial projections contained in the Bank Books purported to assume conservative revenue growth. Although the TD Entities knew that the revenue generated by both LESI and Rollins was declining, the TD Entities presented revenue projections in the Bank Books that were $100 million greater than the companies had actually achieved. The TD Entities masked this level of assumed growth by misleading potential investors about the actual combined revenue of the two companies in 1997 and by failing to disclose Rollins' pre-merger financial performance.

33. The TD Entities knew or should have known of these, and other, misrepresentations in the Bank Books, and/or failed to exercise ordinary care in presenting the information in the Bank Books. The TD Entities also knew that the Other Plaintiffs would rely on the Bank Books in deciding to participate in the 1998 Credit Facility, in making the Advances, and in making the Credit Decisions.

2. The TD Entities' Two-Fold Financial Incentive to Complete the Syndication

34. The TD Entities' incentive to complete the Syndication through the misleading Bank Books was two-fold. First, it provided an opportunity for TD Bank and TD Texas to reduce the amount of their risk exposure by transferring the majority of the Initial TD Commitment to a broader group of lenders. Through the Bank Books and Bank Meetings, the TD Entities succeeded in substantially inducing a large number of investors (including the Other Plaintiffs) to participate in the 1998 Credit Facility and, thereby, decreasing the TD Entities' overall exposure. Second, the new participants generated substantial additional fixed transaction fees that were paid to the TD Entities. Thus, by marketing a portion of their overall interest in the 1998 Credit Facility to the new participants (including the Other Plaintiffs), the TD Entities were able to reduce their overall exposure and, at the same time, generate additional fees for themselves.

3. Completion of the Syndication

35. By April 3, 1998, the TD Entities had successfully completed the Syndication, and the total amount of the loan to be provided under the 1998 Credit Facility had increased to $2.1 billion.

36. Upon information and belief, the decision of each initial lender under the 1998 Credit Facility (each an "Initial Lender") to participate in the 1998 Credit Facility was based wholly or partially on the misleading information contained in the Bank Books, presented during the Bank Meetings, or otherwise communicated to each such lender by, or with the assistance of, the TD Entities.

D. Post April 3, 1998 Resale Efforts

37. Even though the TD Entities had sold a substantial portion of the TD Initial Commitment by the time they completed the Syndication on April 3, 1998, the TD Entities thereafter continued their efforts to reduce their exposure under the 1998 Credit Facility.

38. Indeed, the TD Entities helped Safety-Kleen to create a May 1998 Bank Book, and used that Bank Book (at a May 1998 lenders' meeting in New York and elsewhere) to market and sell portions of the remaining amount of the TD Initial Commitment to other banks, funds, and institutions.

39. Other Initial Lenders also sold portions of their initial positions to other banks, funds, and institutions. Such other banks, funds, and institutions purchasing all or a portion of an Initial Lender's position under the 1998 Credit Facility (each a "Subsequent Lender") had access to information regarding the 1998 Credit Facility, including one or more versions of the Bank Books, that was presented by, or with the assistance of, the TD Entities.

40. Upon information and belief, the decision of each Subsequent Lender to purchase a position in the 1998 Credit Facility was based wholly or partially on misleading information contained in the Bank Books, presented during the Bank Meetings, or otherwise communicated by, or with the assistance of, the TD Entities.

E. Discovery of Accounting Irregularities at Safety-Kleen

41. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that Safety-Kleen had on March 5, 2000 placed its three top executives – Kenneth Winger, its Chief Executive Officer, Michael Bragagnolo, its Chief Operating Officer, and Paul Humphreys, its Chief Financial Officer – on administrative leave pending the conclusion of its investigation.

42. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

43. Messrs. Winger, Bragagnolo and Humphreys resigned their positions as officers of Safety-Kleen on or about May 12, 2000, and the company's employment of each was subsequently terminated.

44. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness.

45. Three days later, on June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

F. PwC's Claim Against the TD Entities

46. On or about December 13, 2000, thirteen of Safety-Kleen's lenders initiated this lawsuit against PwC, alleging a single count of negligent misrepresentation against PwC. Through two amendments to their complaint, the Plaintiffs increased their number to 93.

47. These Plaintiffs allege (1) that they are participants in the 1998 Credit Facility, (2) that Safety-Kleen has failed to pay all amounts outstanding under the 1998 Credit Facility, and (3) that the damages they have incurred as a result of Safety-Kleen's non-payment under the 1998 Credit Facility were proximately caused by misrepresentations made by PwC concerning Safety-Kleen's financial condition on which they relied in making decisions with respect to their participation in the 1998 Credit Facility.

COUNT I
<u>CONTRIBUTION</u>

48. PwC incorporates by reference Paragraphs 1 to 47 of this Counterclaim and Third-Party Complaint as if set forth fully herein.

49. The Other Plaintiffs' damages, as alleged in Plaintiffs' Second Amended Complaint as hereafter supplemented and/or amended, were proximately caused – wholly or partially – by the negligent, fraudulent, and/or other wrongful acts of the TD Entities as set forth herein, and not by any act or omission of PwC.

50. Accordingly, the TD Entities are liable to the Plaintiffs for all damages claimed against PwC herein.

51. Alternatively, if PwC is determined to have been at fault and to have contributed to the Other Plaintiffs' injuries, which PwC specifically denies, the conduct of the TD Entities should be presented to the jury for proper apportionment of fault for Plaintiffs' damages alleged in the Second Amended Complaint, as hereafter amended and/or supplemented, and PwC is

entitled to recover from the TD Entities all amounts that PwC pays to Plaintiffs in excess of its proportionate share of fault.

COUNT II
INDEMNITY

52. PwC incorporates by reference Paragraphs 1 to 47 of this Counterclaim and Third-Party Complaint as if set forth fully herein.

53. As set forth herein, the TD Entities actively engaged in negligent, fraudulent, and/or other wrongful conduct that resulted in material misrepresentations concerning the financial condition of Safety-Kleen. Plaintiffs relied on the TD Entities' representations and other actions in making decisions regarding loans and other extensions of credit to Safety-Kleen.

54. Accordingly, any damages to the Other Plaintiffs as a result of the events alleged in the Second Amended Complaint, as hereafter amended or supplemented, were proximately caused by the TD Entities' representations and other actions, and not by any act or omission by PwC. Therefore, PwC is entitled to indemnity from the TD Entities to the full extent of any liability assessed against PwC as a result of the Other Plaintiffs' claim against PwC in this case.

PRAYER FOR RELIEF

WHEREFORE, Defendant, Counterclaimant and Third-Party Plaintiff PricewaterhouseCoopers LLP prays that:

(1) liability for any judgment awarded to the Other Plaintiffs be apportioned to the TD Entities and all other third-party defendants now or hereafter before the Court;

(2) Defendant PricewaterhouseCoopers LLP have judgment against the TD Entities in the same amount or manner which may be assessed against Defendant

PricewaterhouseCoopers LLP as a result of the allegations in Plaintiffs' Second Amended Complaint, as hereafter amended and/or supplemented; and

(3) Defendant PricewaterhouseCoopers LLP have such other and further relief as this Court deems just and proper.

Dated: October 1, 2002.

Respectfully submitted,

By: J P Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT,
COUNTERCLAIMANT AND
THIRD-PARTY PLAINTIFF
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 1 day of October, 2002, served upon all parties of record the foregoing **Counterclaim Against Toronto Dominion (Texas), Inc. and the Toronto Dominion Bank and Third-Party Complaint Against TD Securities (USA), Inc.** by first-class mail, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith

Jack P. Smith III

NO. 00VS012679-E FILED IN OFFICE

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD. EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD., NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND; OASIS COLLATERALIZED HIGH INCOME PORTFOLIO-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD; PPM SPYGLASS FUNDING TRUST; OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY BANCO ESPIRITO SANTO, S.A.;	§	IN THE STATE COURT OF FULTON COUNTY,

CYPRESS TREE INVESTMENT FUND L.L.C.; §
FIRST ALLMERICA FINANCIAL LIFE §
INSURANCE CO.; CYPRESS TREE §
INVESTMENT PARTNERS I, LTD.; CYPRESS §
TREE INVESTMENT PARTNERS II, LTD.; §
CYPRESS TREE SENIOR FLOATING RATE §
FUND; CYPRESS TREE INSTITUTIONAL §
FUND, L.L.C.; NORTH AMERICAN SENIOR §
FLOATING RATE FUND; DAI-ICHI KANGYO §
BANK, LTD.; SOCIETE GENERALE; CAISSEE §
DE DEPOT ET PLACEMENT DuQUEBEC; §
CREDIT INDUSTRIEL ET COMMERCIAL; §
RABOBANK CANADA; COOPERATIEVE §
CENTRALE RAIFFEISEN-BOERENLEENBANK §
B.A. "RABOBANK NEDERLAND," NEW §
YORK BRANCH; ARK-CLO 2000-1, LTD.; §
BAYERISCHE HYPO-UND VERINSBANK AG, §
NEW YORK; CITIBANK, N.A.; CITY §
NATIONAL BANK; KZH CRESCENT-2 LLC; §
KZH CRESCENT-3 LLC; KZH CYPRESS §
TREE-1 LLC; KZH ING-1 LLC; KZH ING-2 LLC; §
KZH LANGDALE LLC; KZH RIVERSIDE LLC; §
KZH SHOSHONE LLC; OCTAGON §
INVESTMENT PARTNERS II, LLC; OCTAGON §
INVESTMENT PARTNERS III, LLC; TEXTRON §
FINANCIAL CORPORATION; THE §
MITSUBISHI TRUST AND BANKING §
CORPORATION; AG CAPITAL FUNDING §
PARTNERS, LP; APPALOOSA INVESTMENT §
LP I; BANKERS TRUST COMPANY; §
BAUPOST GROUP SECURITIES, LLC; BEAR §
STEARNS & CO., INC.; CAPTIVA 2 FINANCE §
THE CHASE MANHATTAN BANK; §
CONTINENTAL ASSURANCE COMPANY; §
CREDIT LYONNAIS CAYMAN ISLAND §
BRANCH; CRESCENT/MACH I PARTNERS LP; §
FRANKLIN MUTUAL ADVISORS, LLC; GSC §
RECOVERY II LP; GSCP RECOVERY, INC.; §
KENSINGTON INTERNATIONAL LTD.; §
PALOMINO FUND LIMITED; SILVER OAK §
CAPITAL, LLC; SEQUILS I, LTD.; INDOSUEZ §
CAPITAL FUNDING IIA, LTD.; INDOSUEZ §
CAPITAL FUNDING III, LTD. §

WEBSTER BANK, N.A.; §
BANK HAPOALIM B.M., §
§
Plaintiffs, §
v. §
§
PRICEWATERHOUSECOOPERS LLP, §
§
Defendant. § STATE OF GEORGIA

THIRD AMENDED COMPLAINT

Based on the written consent of the opposing party, PricewaterhouseCoopers, LLP, pursuant to O.C.G.A. § 9-11-15(a), Plaintiff hereby file this their Third Amended Complaint in this action.

NATURE OF THIS ACTION

1. This is an action on behalf of lenders to LES, Inc. and its successor, Safety-Kleen Services, Inc., against the international accounting firm of PricewaterhouseCoopers LLP for negligent misrepresentation. The defendant, and its predecessor, Coopers & Lybrand L.L.P. (collectively, "PricewaterhouseCoopers"), audited the financial statements of Laidlaw Environmental Services, Inc. and LES, Inc. (collectively, "LESI"), for its 1997 fiscal year. PricewaterhouseCoopers audited the financial statements of Safety-Kleen Corp. and its subsidiaries, including Safety-Kleen Services, Inc. (collectively, "Safety-Kleen"), for their 1998 and 1999 fiscal years. Collectively, Safety-Kleen and LESI are referred to in this complaint as "the Company." In its unqualified auditors' reports on those financial statements, PricewaterhouseCoopers expressly represented in writing (1) that those audits were conducted in accordance with generally accepted auditing standards ("GAAS"), (2) that the Company's financial statements were prepared in conformity with generally accepted accounting principles ("GAAP"), and (3) that the Company's financial statements fairly in all material respects the financial position of the Company.

2. In 1998 and 1999, PricewaterhouseCoopers issued compliance certifications for the express use of LES, Inc.'s and Safety-Kleen's lenders. In each of these certifications, PricewaterhouseCoopers expressly represented that its audit had been conducted in accordance with GAAS and referenced PricewaterhouseCoopers' unqualified audit opinion regarding the Company's financial position. These certifications also stated that in connection with its audit, PricewaterhouseCoopers had discovered nothing to indicate that the Company had failed to comply with the terms, covenants, provisions, or conditions of its loan obligations.

3. Relying on the integrity of those 1998 and 1999 audited financial statements, as well as the reputation, competence, and professional care of PricewaterhouseCoopers and PricewaterhouseCoopers' auditors' reports and compliance certifications, plaintiffs managed their participation in and/or extended hundreds of millions of dollars of credit to the Company. PricewaterhouseCoopers' auditors' reports and certifications, however, were materially false and misleading in that, among other things, and contrary to its representations, its audit work had been negligently performed and failed to conform to the standards of its profession. In fact, the Company's financial statements contained materially false and misleading statements that would have been discovered by any competent auditor following applicable professional standards. In March 2000, PricewaterhouseCoopers withdrew its previously issued auditors' reports on the Company's financial statements for 1997, 1998, and 1999, and has stated that reliance should no longer be placed on its auditors' reports. Safety-Kleen is now in bankruptcy and plaintiffs have been badly harmed by the negligence of PricewaterhouseCoopers.

PARTIES

4. Plaintiff Toronto Dominion (Texas), Inc. is a Delaware corporation with its principal place of business in Houston, Texas.

5. Plaintiff The Toronto-Dominion Bank is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada.

6. Plaintiff Wachovia Bank, N.A. is a national bank organized and existing under the laws of the United States with its principal place of business in Atlanta, Georgia.

7. Plaintiff Van Kampen American Capital Prime Rate Income Trust is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

8. Plaintiff Van Kampen Senior Floating Rate Fund is a trust organized under the laws of Massachusetts with its principal place of business in Chicago, Illinois.

9. Plaintiff Van Kampen CLO I, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

10. Plaintiff Van Kampen CLO II, Ltd. is a trust organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

11. Plaintiff Eaton Vance Senior Debt Portfolio is a New York Trust Company organized under the laws of New York with its principal place of business in Boston, Massachusetts.

12. Plaintiff Oak Hill Securities Fund, LP is a Delaware limited partnership organized under the laws of Delaware with its principal place of business in Fort Worth, Texas.

13. Plaintiff Archimedes Funding L.L.C. is a Delaware limited liability company with its principal place of business in Delaware.

14. Plaintiff Archimedes Funding II, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

15. Plaintiff Archimedes Funding III, Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman

Islands.

16. Plaintiff SEQUILS - ING I (HBDGM), Ltd. is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

17. Plaintiff Pilgrim America High Income Investments Ltd., (QSPV Limited), is an exempted limited liability company organized under laws of the Cayman Islands with its principal place of business in the Cayman Islands.

18. Plaintiff Pilgrim CLO 1999-1 Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Arizona.

19. Plaintiff BHF (USA) Capital Corporation is incorporated in the State of Delaware with its principal place of business in New York.

20. Plaintiff Balanced High Yield Fund I Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

21. Plaintiff Balanced High Yield Fund II Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

22. Plaintiff The CIT Group/Business Credit, Inc. is a corporation incorporated in the State of New York with its principal place of business in New York.

23. Plaintiff Credit Lyonnais New York Branch is a New York state licensed branch of a French banking corporation, which has its principal place of business in New York.

24. Plaintiff First Dominion Funding I, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

25. Plaintiff First Dominion Funding II, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

26. Plaintiff First Dominion Funding III, is a collateralized debt obligation organized in the Grand Caymans, British West Indies with its principal place in the Cayman Islands.

27. Plaintiff Firstar Bank, N. A. is a banking institution organized in the State of Ohio with its principal place of business in Ohio.

28. Plaintiff Mountain Capital CLO I, Ltd., is a special purpose limited liability company organized under the laws of the Cayman Islands with its principal place of business in the New York.

29. Plaintiff National City Bank is a national bank organized in the State of Ohio, with its principal place of business in Ohio.

30. Plaintiff Royal Bank of Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada.

31. Plaintiff American General Annuity Insurance Company (f/k/a Western National Life Insurance) is organized under the laws of the State of Texas with its principal place of business in Texas.

32. Plaintiff AIM Floating Rate Fund (f/k/a Floating Rate Portfolio) is a continuously offered, non-diversified, closed-end management investment company organized under the laws of Delaware with its principal place of business in Texas.

33. Plaintiff Oasis Collateralized High Income Portfolio-1, Ltd. is a public limited company organized under the laws of Channel Islands with its principal place of business in St. Helier, Jersey.

34. Plaintiff Strata Funding Ltd. is a special purpose company organized under the laws of Cayman Islands with its principal place of business in Cayman Islands, British West Indies.

35. Plaintiff Amara-1 Finance, Ltd. is a public limited liability company organized under

the laws of Channel Islands with its principal place of business in New Jersey.

36. Plaintiff The Fuji Bank, Limited is a Japanese bank organized under the laws of Japan with its principal place of business in New York.

37. Plaintiff HSBC Bank USA is a banking institution organized under the laws of New York with its principal place of business in New York.

38. Plaintiff Imperial Bank is a banking institution organized under the laws of California with its principal place of business in California.

39. Plaintiff Comerica Bank is a banking institute organized under the law of Michigan with its principal place of business in Michigan.

40. Plaintiff Black Diamond CLO 1998-1 Ltd. is a limited liability company established under the laws of the Cayman Islands.

41. Plaintiff Amara-2 Finance, Ltd. is a public limited liability company organized under the laws of the Channel Islands with its principal place of business in New York.

42. Plaintiff Ceres Finance Ltd. is special purpose company organized under the law of the Cayman Islands with its principal place of business in the Cayman Islands, British West Indies.

43. Plaintiff PPM Spyglass Funding Trust is a business trust organized under the laws of Delaware with its principal place of business in Chicago, Illinois.

44. Plaintiff Olympic Funding Trust, Series 1999-1 is a business trust organized under the laws of Delaware with its principal place of business in Delaware.

45. Plaintiff Jackson National Life Insurance Company is an insurance company organized under the laws of Michigan.

46. Plaintiff Banco Espirito Santo, S.A. (f/k/a Banco Espirito Santo E. Commercial de Lisboa) is a corporation licensed under the laws of the New York State Banking Department with

its principal place of business in New York, N.Y.

47. Plaintiff Cypress Tree Investment Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

48. Plaintiff First Allmerica Financial Life Insurance Co. is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

49. Plaintiff Cypress Tree Investment Partners I, Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

50. Plaintiff Cypress Tree Investment Partners II, Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in Massachusetts.

51. Plaintiff Cypress Tree Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

52. Plaintiff Cypress Tree Institutional Fund LLC is a limited liability company organized under the laws of Delaware with its principal place of business in Massachusetts.

53. Plaintiff North American Senior Floating Rate Fund is a closed end investment company organized under the laws of Delaware with its principal place of business in Massachusetts.

54. Plaintiff Dai-Ichi Kangyo Bank, Ltd., is a banking institution organized under the laws of Japan with its principal place of business in Japan/New York.

55. Plaintiff Societe Generale is a French banking corporation licensed as a New York branch organized under the laws of New York with its principal place of business in New York.

56. Plaintiff Caissee De Depot et Placement DuQuebec is a corporation organized under

the laws of Quebec with its principal place of business in Montreal.

57. Plaintiff Credit Industriel et Commercial is a banking institution organized under the laws of France with its principal place of business in Paris, France and is licensed by New York State's banking department.

58. Plaintiff RaboBank Canada is a banking institution organized under the laws of Canada with its principal place of business in Canada and is licensed by New York State's banking department.

59. Plaintiff Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A. "RaboBank Nederland", New York Branch is a banking institution organized under the laws of the Nederlands with its principal place of business in the Nederlands and is licensed by New York State's banking department.

60. Plaintiff Ark CLO 2000-1, Ltd is an exempted limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

61. Plaintiff Bayerische Hypo-und Verinsbank AG, New York is a banking institution organized under the laws of Germany with its principal place of business in New York.

62. Plaintiff Citibank, N.A. is a national banking origination with its principal place of business at 399 Park Avenue, New York, New York 10043.

63. Plaintiff City National Bank is a banking institution organized under the laws of Delaware with its principal place of business in California.

64. Plaintiff KZH Crescent-2 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

65. Plaintiff KZH Crescent-3 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

66. Plaintiff KZH Cypress Tree-1 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

67. Plaintiff KZH ING-1 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

68. Plaintiff KZH ING-2 LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

69. Plaintiff KZH Langdale LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

70. Plaintiff KZH Riverside LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

71. Plaintiff KZH Shoshone LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

72. Plaintiff Octagon Investment Partners II, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

73. Plaintiff Octagon Investment Partners III, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

74. Plaintiff Textron Financial Corporation is incorporated in the State of Delaware with its principal place of business in Rhode Island.

75. Plaintiff The Mitsubishi Trust and Banking Corporation is a banking institution organized under the laws of Japan with its principal place of business in California.

76. Plaintiff AG Capital Funding Partners, LP is a limited partnership organized under the laws of Delaware with its principal place of business in New York.

77. Plaintiff Appaloosa Investment LP I is a limited partnership organized under the laws

of Delaware with its principal place of business in New Jersey.

78. Plaintiff Bankers Trust Company is a banking institution organized under the laws of United States of America with its principal place of business in New York.

79. Plaintiff Baupost Group Securities, LLC is a limited liability company organized under the laws of Massachusetts with its principal place of business in Massachusetts.

80. Plaintiff Bear Stearns & Co., Inc. is a corporation organized under the laws of Delaware with its principal place of business in New York.

81. Plaintiff Captiva 2 Finance is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

82. Plaintiff The Chase Manhattan Bank is a banking institution organized under the laws of New York with its principal place of business in New York.

83. Plaintiff Continental Assurance Company is a company organized under the laws of Illinois with its principal place of business in Illinois.

84. Plaintiff Credit Lyonnais Cayman Island Branch is a branch of a French banking corporation with its principal place of business in the Cayman Islands.

85. Plaintiff Crescent/Mach I Partners LP is a limited partnership organized under the laws of Delaware with its principal place of business in California.

86. Plaintiff Franklin Mutual Advisors, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New Jersey.

87. Plaintiff GSC Recovery II LP is a partnership organized under the laws of Delaware with its principal place of business in New Jersey.

88. Plaintiff GSCP Recovery, Inc. is a corporation organized under the laws of The Cayman Islands with its principal place of business in New Jersey.

89. Plaintiff Kensington International Limited is an exempted company organized under the laws of The Cayman Islands with its principal place of business in New York.

90. Plaintiff Palomino Fund Limited is a company organized under the laws of British Virgin Islands with its principal place of business in New Jersey.

91. Plaintiff Silver Oak Capital, LLC is a limited liability company organized under the laws of Delaware with its principal place of business in New York.

92. Plaintiff Sequils I, Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in the Cayman Islands.

93. Plaintiff Indosuez Capital IIA, Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in New York.

94. Plaintiff Indosuez Capital III, Ltd. is a limited liability company organized under the laws of the Cayman Islands with its principal place of business in New York.

95. Plaintiff Webster Bank, N.A. is a banking institution organized under the laws of Connecticut with its principal place of business in Connecticut.

96. Plaintiff Bank Hapoalim B.M. is a banking institution organized under the laws of the State of Israel with its principal place of business in New York.

97. Defendant PricewaterhouseCoopers LLP is an international partnership organized under the laws of Delaware and doing business in this state. PricewaterhouseCoopers LLP was previously served with process by service on its designated agent in Atlanta, Georgia and has appeared and answered in this action. As used herein, "PricewaterhouseCoopers" includes its predecessor, Coopers & Lybrand LLP.

JURISDICTION AND VENUE

98. This Court has jurisdiction over PricewaterhouseCoopers as a result of its continuous and systematic business contacts within this state. Partners of PricewaterhouseCoopers are residents and citizens of this state.

99. Venue is proper in this Court under GA. CODE ANN. § 9-2-25. PricewaterhouseCoopers does business and has a branch or local organization in this county and actions made the basis of this lawsuit occurred in this county.

FACTS

100. On May 15, 1997, Laidlaw Environmental Services— the hazardous and industrial waste management services division of Laidlaw, Inc. ("Laidlaw")—was merged with Rollins Environmental Services, Inc. ("Rollins"). At the time, Rollins was the largest full-service solid hazardous waste incineration company in North America. The combined company was then re-named Laidlaw Environmental Services, Inc. The merger was partially financed with $650 million in senior secured credit facilities provided, in part, by some of the plaintiffs herein.

101. In 1998, Laidlaw Environmental Services, Inc. consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. The resulting company operated under the name of Safety-Kleen Services, Inc. and Safety-Kleen Corp. became the parent entity. The purchase was partially financed by a $2.1 billion Senior Secured Credit Facility (the "1998 Credit Facility") provided, in part, by plaintiffs.

102. PricewaterhouseCoopers knew, at the time it released its 1998 and 1999 audit reports, that (a) LESI and Safety-Kleen had entered into the 1998 Credit Facility; (b) that this Credit Facility had been syndicated – that is, portions of the debt had been and further would be sold and traded amongst third parties; (c) the identities of the agent banks; and (d) that the agent banks and

subsequent purchasers of Safety-Kleen debt would be looking to and specifically relying upon the audit work of PricewaterhouseCoopers in deciding how to manage their participation in the Credit Facility and/or whether or not to participate in this syndicated loan.

103. The 1998 Credit Facility specifically includes a requirement that the Company would furnish to the agent banks and each lender in the syndicated Facility:

> "as soon as available ... a copy of the consolidated and consolidating balance sheets ... and the related consolidated and consolidating statements of income and retained earnings and of cash flows for such year ... reported on ... *without a 'going concern' or like qualification or exception or qualification arising out of the scope of the audit, by Coopers & Lybrand* or other independent certified public accountants of nationally recognized standing."

The 1998 Credit Facility also required that the independent certified public accountants – in this case, PricewaterhouseCoopers – annually certify that in conducting its audit, "no knowledge was obtained of any Default or Event of Default [under the 1998 Credit Facility] except as specified in such certificate."

104. PricewaterhouseCoopers documentation and testimony in this action has now shown that it knew of those requirements in the agreements, knew that the Company was required to supply copies of its auditors' reports and certifications to plaintiffs to satisfy those requirements, and knew and intended that plaintiffs would rely on PricewaterhouseCoopers' auditors' reports and certifications in managing and extending credit to the Company under the terms of the 1998 Credit Facility.

105. Plaintiffs did in fact, directly or through their agents, receive copies of these PricewaterhouseCoopers' auditors' reports and certifications as required by the 1998 Credit Facility, and did in fact rely on the integrity of the financial statements and the auditors' reports and certifications issued by PricewaterhouseCoopers in extending credit to the Company following the issuance of those auditors' reports and certifications, as well as in their management of the

extensions of credit that had already been made.

106. In February 2000, certain members of the board of directors of Safety-Kleen began an investigation into allegations that Safety-Kleen's financial statements contained materially false or misleading information. This investigation quickly uncovered a series of improper and incorrect accounting transactions and entries in Safety-Kleen's books and records. On March 6, 2000, Safety-Kleen issued a press release disclosing that it "has initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [Safety-Kleen's] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release stated:

> The Board has appointed a special committee, consisting solely of four independent outside directors of [Safety-Kleen], to spearhead the internal investigation, and has engaged Shaw Pittman and Arthur Andersen LLP to conduct a thorough and comprehensive investigation of these matters.

The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the "investigation."

107. On March 7, 2000, Safety-Kleen announced that PricewaterhouseCoopers "was withdrawing its previously issued auditors' reports on the financial statements of [Safety-Kleen] for the [fiscal] years ended August 31, 1999, 1998 and 1997." PricewaterhouseCoopers noted in its March 8, 2000 letter to Safety-Kleen, "[s]uch reports should no longer be relied upon or associated with the financial statements of Safety-Kleen . . . ."

108. On March 13, 2000, Safety-Kleen again disclosed that its previously reported financial results failed to disclose accounting irregularities.

109. Safety-Kleen also stated in its March 13, 2000 press release that:

[Safety-Kleen] is in default under certain financial covenants contained in its credit agreements and is not able to borrow under those agreements without a waiver of such defaults by the lenders.

110. On March 16, 2000, Safety-Kleen reported "that there had been accounting irregularities in several cases, including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." Safety-Kleen further stated that it was "not able to quantify the effect of such irregularities on its financial statements at this time."

111. On June 6, 2000, Safety-Kleen announced that it failed to make the required interest and principal payments due on certain outstanding debt the prior week. Safety-Kleen stated that it:

> did not make an interest payment of $1.8 million related to a $60 million Promissory Note dated May 15, 1997. Additionally, [Safety-Kleen] did not make a $1[illegible] million interest payment on its 9 1/4 percent Senior Notes due 2008; and it did not make a $43 million principal and interest payment under its Senior Credit Facility dated April 3, 1998.

112. On June 9, 2000, Safety-Kleen filed for bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

113. Discovery has now shown that Safety-Kleen's financial statements contain misstatements which artificially inflate Safety-Kleen's earnings and assets. The record developed in this action now shows that during fiscal 1997, 1998, and 1999, Safety-Kleen: (a) made hundreds of material adjusting journal entries on its consolidated income statement and balance sheet at the parent company level without competent evidential support; (b) recognized tens of millions of dollars in revenue related to government dredging contracts before having filed any claims on those contracts; (c) reversed material portions of a multi-million dollar restructuring charge without competent evidential support; (d) improperly manipulated liability or "general contingency reserves" to manage earnings and boost reported EBITDA [Earnings Before Interest, Taxes, Depreciation, and

Amortization]; and (e) in sum, overstated its net income by hundreds of millions of dollars through violations of GAAP and through hypothecated sources of revenue or income which lacked competent evidential support.

114. PricewaterhouseCoopers' representations that the Company's financial statements had been audited in accordance with GAAS and that they fairly presented the financial condition of the Company, in accordance with GAAP, were false. In fact, the Company's financial statements contained material misstatements that artificially inflated the Company's net worth, earnings, and cash flow, and overstated its financial strength. Moreover, PricewaterhouseCoopers' audits had not been conducted in accordance with GAAS and had they been conducted in accordance with GAAS, PricewatehouseCoopers would or should have discovered the improper accounting at the Company.

115. The false and misleading entries in the Company's financial statements and books and records should have been discovered by PricewaterhouseCoopers and would have been uncovered if PricewaterhouseCoopers had not performed its work negligently and in violation of the standards of its profession.

116. PricewaterhouseCoopers, in reporting on the Company's financial statements, negligently misrepresented that its examinations were made "in accordance with generally accepted auditing standards . . . ." These statements were false and misleading in that several auditing standards approved and adopted by the membership of the American Institute of Certified Public Accountants ("AICPA"), were violated.

117. PricewaterhouseCoopers negligently misrepresented that the Company's financial statements presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with GAAP.

118. PricewaterhouseCoopers should and would have learned of the foregoing violations

of GAAP had it not performed its work negligently and in violation of the standards of its profession.

119. Pursuant to the 1998 Credit Facility, an Event of Default under that agreement would occur if any representation or warranty made or deemed made by the Company, or if any of the certifications or compliance documents furnished by PricewaterhouseCoopers to the Company for the express purpose of reliance thereon by plaintiffs, were to prove to have been incorrect in any material respect on or as of the date made or deemed made.

120. Had PricewaterhouseCoopers performed its work in accordance with the standards of its profession, it could not have certified that the Company's financial statements as presented to plaintiffs presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in conformity with generally accepted accounting principles; it could not have stated to plaintiffs that, in conducting its audit, no knowledge was obtained of any Default or Event of Default under the 1998 Credit Facility; and it would have found that other representations made by the Company and PricewaterhouseCoopers upon which plaintiffs had relied in entering the 1998 Credit Facility were false – such as the representation that the fiscal year 1997 financial statements of the Company as audited by PricewaterhouseCoopers, presented fairly in all material respects the consolidated financial position of the Company and its operations and cash flows in accordance with generally accepted accounting principles. Any one of these – or other – Events of Default that would have been apparent from a properly conducted audit of the Company in either 1998 or 1999, would have constituted an Event of Default under the 1998 Credit Facility and allowed the plaintiffs to declare a Default under the terms of the 1998 Credit Facility, preclude subsequent extensions of credit, and take action to eliminate or materially reduce the amount of their losses. Moreover, had PricewaterhouseCoopers properly conducted its audits of the

Company in either 1998 or 1999, the declaration of an Event of Default under the 1998 Credit Facility means that those plaintiffs who originally participated in the 1998 Credit Facility following the release of the 1998 and/or 1999 audit reports would never have entered into the 1998 Credit Facility, and therefore suffered no loss.

CAUSE OF ACTION FOR NEGLIGENT MISREPRESENTATION

121. Plaintiffs incorporate the foregoing allegations of this complaint.

122. PricewaterhouseCoopers, in the course of its business, profession, or employment, and in the course of a transaction in which it had a pecuniary interest, supplied false information, namely, its 1998 auditors' report and certifications regarding the Company, for the guidance of plaintiffs in a business transaction. PricewaterhouseCoopers failed to exercise reasonable care or competence in obtaining and communicating this information. PricewaterhouseCoopers knew that plaintiffs would rely upon this information, and that plaintiffs would use the information when extending credit to the Company following the issuance of those auditors' reports and certifications, as well as in their management of the extensions of credit that had already been made.

123. PricewaterhouseCoopers was manifestly aware that this was a syndicated loan and that plaintiffs would be using the financial information it audited and the certifications it provided in extending credit to the Company following the issuance of its auditors' report and certifications, as well as in their management of the extensions of credit that had already been made. The record in this action has shown that PricewaterhouseCoopers was aware of the use to which its auditors' report and certifications were to be put by the plaintiffs; that it delivered its auditors' report and certifications to the agent banks for plaintiffs; and that it knew and intended that its auditors' report and certifications be used by the plaintiffs in extending credit to the Company following the issuance of that auditors' report and certifications, as well as in their management of the extensions of credit

that had already been made.

124. Following the issuance of PricewaterhouseCoopers' auditors' report and certifications under the 1998 Credit Facility, Plaintiffs justifiably relied on PricewaterhouseCoopers' representations that its audits were performed in accordance with GAAS, that the financial statements of the Company fairly presented the financial condition of Safety-Kleen and LESI in accordance with GAAP, and that there was no reason to believe the Company was in default under the 1998 Credit Facility when extending credit to the Company as well as in the management of the extensions of credit that had already been made.

125. Had PricewaterhouseCoopers followed the applicable standards of the accounting profession, it would not have made the false statements upon which plaintiffs relied and because of which plaintiffs have suffered damages.

126. Had PricewaterhouseCoopers disclosed that matters had come to its attention indicating that the financial statements of the Company did not fairly present the financial condition of the Company in accordance with GAAP, or that there was reason to believe the Company was in default under the 1998 Credit Facility, plaintiffs would have discovered that the Company was in default under the terms of the loan agreement, would not have made subsequent extensions of credit, and could and would have taken action to eliminate or materially reduce the amount of their losses.

127. As a direct and proximate cause of their justifiable reliance on PricewaterhouseCooper's negligent misrepresentations, plaintiffs have suffered damages in excess of the minimum jurisdictional limits of this court.

PRAYER FOR JUDGMENT

128. Plaintiffs pray for a trial by jury and pray that upon trial and verdict, the Court award judgment and recovery of all actual damages against defendant in an amount to be proven at trial, pre- and post- judgment interest as provided by law, court costs as provided by law, attorneys' fees, and any further relief determined by the Court to be just and proper.

JURY DEMAND

129. Plaintiffs request trial by jury for this action.

DATED this 4th day of October 2002.

SUSMAN GODFREY L.L.P.

By: E L Vincent

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 4th day of October, 2002, served upon all parties of record the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird, LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Byron Wider, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P O Box 1428
Columbia, South Carolina 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green SE
Calgary, AB T2Z3A7
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby Reeves Peters & Burns PC
945 East Paces Ferry Road, Suite 2150
Atlanta, Georgia 30326

E. L. Vincent

E. Lawrence Vincent

NO. 00VS012679-F

FILED IN OFFICE

TORONTO DOMINION (TEXAS), INC.; et al.	§	IN THE STATE COURT OF
	§	
Plaintiffs,	§	
v.	§	FULTON COUNTY,
	§	
PRICEWATERHOUSECOOPERS LLP,	§	
	§	
Defendant.	§	STATE OF GEORGIA

MOTION TO VACATE ORDER GRANTING LEAVE TO AMEND
OR, IN THE ALTERNATIVE, MOTION TO SEVER

On September 24, 2002, this Court granted Defendant PricewaterhouseCoopers's ("PwC's") motion to amend its answer and add a counter-claim against Plaintiffs the Toronto-Dominion Bank and Toronto Dominion (Texas), Inc., as well as to add a third-party claim against TD Securities (USA), Inc. [collectively the "TD Entities"].

By agreement of the parties, today Plaintiffs have filed their Third Amended Complaint in this action. As a result of the narrow nature of the single claim being asserted in this action under Plaintiffs' Third Amended Complaint, any justification or legal basis for the addition of the TD Entities to this action has been removed. Plaintiffs therefore respectfully move that the Court vacate its previous order and strike PwC's claims as filed against the TD Entities. In the alternative, Plaintiffs move this Court to sever those claims from this action in the interests of justice and judicial economy.

Argument

This case concerns a $2.1 billion loan which went into default when the borrower, Safety Kleen, disclosed that its financials had been overstated and filed for bankruptcy. The Plaintiffs participated in that loan through a syndicated credit facility arranged by the TD Entities. During the pendency of the credit facility, PricewaterhouseCoopers knew Plaintiffs would receive the annual financial statements of Safety Kleen – which PwC had audited – to monitor and manage their outstanding debt to the Company.

With the filing of Plaintiffs' Third Amended Complaint, **the sole claim** in this case is that PwC was negligent when it audited the FY 1998 financial statements of the Company. Had PwC properly audit Safety-Kleen's books in 1998, then Plaintiffs allege that they would have been able to minimize the losses they later suffered when the accounting irregularities at the Company were revealed. Because of the narrow nature of Plaintiffs' claim, PwC cannot, as a matter of law, contend that any alleged negligence on the part of the TD Entities that allegedly induced any Plaintiff to *enter* the 1998 Credit Facility contributed in any way to the claimed damages. Therefore, this Court should vacate its prior order and dismiss the counter- and third-party claims filed against the TD Entities.

1. <u>PwC's claims for contribution and indemnity are improper as a matter of law.</u>

The credit facility was fully syndicated and funded by June 1998. Between that point and the point when the fraud was disclosed, PwC issued unqualified "clean" audit opinions for Safety-Kleen's financial statements for both FY 1998 and FY 1999. The FY 1998 audit opinion was issued in October 1998, more than a year and a half before Safety Kleen declared bankruptcy. During that year and a half, Safety Kleen's the value of the Company fell and, as a result, so did the value of the Plaintiffs' investment.

The new claims added in PwC's most recent amendment are based on PwC's allegation that the Toronto Dominion entities were negligent in assessing and communicating information about the Company's financial position and the desirability of entering the 1998 Credit Facility during the period it was being put together – November 1997 to June 1998. As this Court noted in allowing the addition of these new claims:

> "PwC contends that since the evidence developed in discovery proves that the TD Entities did not perform adequate due diligence on Safety-Kleen, the proposed counterclaim should be permitted ...
>
> PwC asserts that, with respect tot he third-party claim, TD Securities' liability should be adjudged in this action, with the purported liability of PwC, the Third-Party Defendant and the Defendants-in-Counterclaim PwC seeks to add. *PwC alleges that TD Securities' involvements in promoting and selling participation in the credit agreements to other lenders, without first undertaking adequate due diligence as to the financial health of Safety-Kleen and its predecessors allegedly resulted in the Plaintiffs' losses in this action."*

Order at 4.

Even assuming PwC's allegations could be proved, they are now irrelevant as a matter of law. In this suit, the Plaintiffs *only* seek damages based on the failure of PwC to properly audit Safety-Kleen's FY 1998 financial statements and discover the accounting irregularities at the Company. Any losses arguably attributable to any Plaintiffs' initial decision to enter the 1998 Credit Facility are irrelevant because Plaintiffs do not seek to recover those losses from PwC.

Moreover, any effort by PwC to foist liability for the post-1998 audit losses on the TD Entities must be rejected because PwC knowingly undertook the responsibility to serve as the watchdog for the lenders. The credit agreement explicitly required Safety Kleen to obtain an audit **from PwC** or another, similar, big-five accounting firm. And PwC's audit letters *expressly* mention the 1998 Credit Facility and show that PwC understood the Plaintiffs were entitled to rely on PwC's audit. This obligation was not shared by any of the TD Entities, and PwC cannot now escape liability for its failure to meet this obligation by arguing that those parties should bear some of the blame.

2. <u>Any legal basis for the original joinder of the TD Entities has also evaporated.</u>

Also, based on the narrow nature of the claim before this court, the original basis for any joinder of the TD Entities has now been eliminated; they cannot be considered "joint tortfeasors" with PwC under the Georgia Code. Thus, the original order should be vacated.

Parties may be considered joint tortfeasors only if they either "a) tortiously acted in concert, or b) separately committed tortious acts that caused a single injury. *State Line Metals, Inc. v. Aluminum Co. of America*, 453 S.E.2d 474, 477 (Ga. App. 1995); *see Confetti Atlanta, Ltd. v. Gray*, 394 S.E.2d 632, 633 (Ga. App. 1990). PwC of course does not claim that it acted in concert with the TD Entities; it only claims that the "independent" negligence of the TD Entities cause some plaintiffs to enter the 1998 Credit Facility. That does not, however, make them joint tortfeasors, and thus their claims should not be joined herein under Georgia law.

3. **<u>The claims against the TD Entities should be severed to insure a fair trial.</u>**

In the alternative, should this Court somehow find that the claims brought by PwC against the TD Entities still relate to this action, Plaintiffs request those claims be severed for a separate trial.

The assertion by PwC that some Plaintiffs were induced into entering the 1998 Credit Facility based on negligently prepared information from the TD Entities is irrelevant as a matter of law to the claim being asserted herein by Plaintiffs. In this action, Plaintiffs are not claiming that anything PwC did induced them to enter the 1998 Credit Facility; the only claim now brought is that PwC was negligence in performing its audit of Safety-Kleen's fiscal year 1998 financial statements, and this breach caused independent harm to Plaintiffs. **By the time PwC performed its audit and released its opinion on Safety-Kleen's FY 1998 financial statements on October 29, 1998, any alleged negligent acts by the TD Entities that had resulted in one or more of the Plaintiffs to originally enter the 1998 Credit Facility (which closed and was fully syndicated by that date) are legally irrelevant.** Therefore, allowing the simultaneous trial of the claims brought by PwC with the sole claim asserted by plaintiffs can only lead to a longer and more complex trial, inherently requiring the interjection of irrelevant issues, and potentially confusing the jury. Simply put, PwC will have been able to line up even more straw defendants to sling mud at to try and avoid the liability it should bear.

Conclusion

For the reasons set forth above, the Plaintiffs request that the Court reconsider its previous order permitting PwC to amend its answer by adding claims, vacate that order, and dismiss the counter- and third-party claims filed against the Toronto Dominion entities; or, in the alternative, to sever those claims for a separate trial from the claim brought by Plaintiffs.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: ______________________

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 4th day of October, 2002, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird, LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Bryon Wider, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P O Box 1428
Columbia, South Carolina 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green SE
Calgary, AB T2Z3A7
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby Reeves Peters & Burns PC
945 East Paces Ferry Road, Suite 2150
Atlanta, Georgia 30326

E L Vincent

E. Lawrence Vincent

505030v1/005577

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; et al.	§	IN THE STATE COURT OF
	§	
Plaintiffs,	§	
v.	§	FULTON COUNTY,
	§	
PRICEWATERHOUSECOOPERS LLP,	§	
	§	
Defendant.	§	STATE OF GEORGIA

PLAINTIFFS' REPLY IN SUPPORT OF THEIR MOTION TO COMPEL

Defendant PricewaterhouseCoopers ("PwC") has been sued in multiple courts over the auditing work it did for Safety-Kleen Corporation. It is now clear that PwC has failed to produce to Plaintiffs in *this* action documents it has either voluntarily or through court order produced in those other cases. Now that its deception has come to light, PwC responds to Plaintiffs' motion to compel in this case by hiding behind contrived arguments of relevance and privilege. Neither are valid and PwC should be ordered to make available in *this* case all documents produced in all other Safety-Kleen related matters.

Relevance

PwC has the bald audacity to assert (Response at 3) that the documents it has produced to other parties in litigation stemming from the accounting fraud at its client Safety-Kleen – *half-a-billion dollars* worth of accounting irregularities PwC failed to notice over a three year period – are somehow not relevant in *this* case, a negligent misrepresentation action brought *against* PwC for its failure to properly audit Safety-Kleen's books! The claims in those other cases are based on the *same* acts, the *same* audits, and the *same* work PwC did for the *same* company at issue in this case. To assert that as a blanket matter they are not relevant is absurd. At a minimum, PwC should fulfill

21 Oct 02

its duty to supplement under the Georgia rules and produce the requested documents.

Privilege

PwC also now claims that it properly relied on assertions of privilege (self-criticism and privacy) to withhold the documents. Again its response is disingenuous at best. As the materials attached to Plaintiffs' original motion show, PwC avoided providing a list of privileged documents to plaintiffs by assuring Plaintiffs that it was withholding **no** documents based on privilege. How can PwC **now** claim *any* document it holds is privileged when it certified to Plaintiffs that it had withheld *no* such documents in this case?

And PwC's legal litany offered to support a claim of individual privacy regarding some of the subject documents should also fall on deaf ears. *Because* of the sensitivity of such documents, the parties negotiated a strict confidentiality agreement to provide for their release and production. Indeed, Plaintiffs have produced – as Highly Confidential information under the Agreed Protective Order entered by this Court – similar personal salary and personnel information about their employees who were involved with the subject credit facility. PwC has **no** excuse for not producing the same kinds of information to Plaintiffs; it simply chose to withhold those documents.

There is simply no excuse for PwC to have hidden behind objections and privileges that it said were no longer being asserted and that the parties worked in assumed good faith to lift without the need for court intervention. Had PwC not engaged in such deception, Plaintiffs would most certainly have come to this Court for relief far sooner than now in an attempt to get the same types of documents they produced to PwC under the Agreed Protective Order.

Conclusion

PwC has now been caught abusing the Georgia discovery rules, the spirit (if not the letter) of the Agreed Protective Order entered by this Court, and the good faith that our legal system relies to keep necessarily adversarial litigation, at a minimum, civil. Plaintiffs ask that this Court grant their motion to compel in its entirety.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: E L Vincent

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

This is to certify that I have this 16th day of October, 2002, served upon the following parties the foregoing document by depositing a true and correct copy of same in the United States mail with adequate first class postage affixed thereon, addressed as follows:

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Jack P. Smith, III, Esq.
Alston & Bird, LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Bryon Wider, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson Dunn & Crutcher, LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P O Box 1428
Columbia, South Carolina 29202

Paul R. Humphreys, Esq.
292 Douglas Ridge Green SE
Calgary, AB T2Z3A7
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby Reeves Peters & Burns PC
945 East Paces Ferry Road, Suite 2150
Atlanta, Georgia 30326

E. L. Vincent

E. Lawrence Vincent

506173v1/005577

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs	)	
v.	)	
PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff,	)	CIVIL ACTION NO. 00 VS 012679F
v.	)	
SAFETY-KLEEN CORP., et al., Third-Party Defendants	)	

SAFETY-KLEEN CORP.'S MOTION TO DISMISS
FIRST AMENDED THIRD-PARTY COMPLAINT

Safety-Kleen Corp. ("Safety-Kleen" or "the Company") respectfully submits this motion to dismiss PricewaterhouseCoopers LLP's ("PwC"") First Amended Third-Party Complaint.

BACKGROUND

In October, 2001, PwC moved this Court for leave to file a third-party complaint against Safety-Kleen and certain former officers of the Company to assert claims of contribution and indemnification. This Court granted PwC's motion on January 14, 2002. On May 17, 2002, the judge overseeing Safety-Kleen's bankruptcy ruled that PwC had violated the automatic stay provisions of the federal bankruptcy code and that PwC's third-party complaint was void *ab initio*. In accordance with a letter agreement between Safety-Kleen and PwC, approved by the United States Bankruptcy Court for the District of Delaware, Safety-Kleen agreed to lift the automatic stay for the limited purpose of allowing PwC to pursue – for allocation purposes only – its contribution and indemnification claims against Safety-Kleen in this lawsuit. *See* Stipulation and Order on the Motion of PwC for Relief from Stay to Pursue Litigation, dated August 13, 2002 (attached as Exhibit A). In that agreement, Safety-Kleen expressly reserved its procedural rights, including its right to move to dismiss PwC's third-party claims. *See* Stipulation and Order ¶ 8. PwC filed its First Amended Third-Party Complaint on September 10, 2002. *See* Exhibit B.[1]

ARGUMENT

I. PwC's First Amended Third-Party Complaint Is Improper Under Georgia Law.

In Georgia, a defendant may file a third-party complaint to bring into court a third person who is not a party to the original action. Such third-party practice is governed by O.C.G.A. § 9-11-14, which states in part:

> At any time after commencement of the action a defendant, as a third-party plaintiff, may cause a summons and complaint to be served upon a person not a party to the action who is or may be liable to him for all or part of the plaintiff's claim against him.

[1] While the Court granted PwC's motion for leave to file a third-party complaint, the Court has not addressed the actual language of the First Amended Third-Party Complaint at issue here.

Id. "The *absolute requirement* of every third-party proceeding is that its purpose must be to impose upon the third-party defendant a liability for part or all of the liability asserted by the original plaintiff against the third-party plaintiff." *Wolski v. Hayes*, 144 Ga. App. 180, 181, 240 S.E.2d 720, 721 (1977) (emphasis added). In other words, a third-party action may be maintained only against one who is secondarily liable to the original defendant for part or all of the original plaintiff's claim. *Id.* Moreover, a third-party complaint cannot stand "where its only purpose is to tender a substitute defendant to plaintiff." *Smith, Kline & French Labs. v. Just*, 126 Ga. App. 643, 647, 191 S.E.2d 632, 634 (1972); *Mayor of Savannah v. Southern Bulk Industries, Inc.*, 198 Ga. App. 867, 868, 403 S.E.2d 447, 448 (1991) (holding that O.C.G.A. § 9-11-14 does not allow tender of another defendant who may be liable to the plaintiff).

Here PwC is attempting to substitute Safety-Kleen as a defendant who is directly liable to the Plaintiffs. In its First Amended Third-Party Complaint, PwC states as part of its contribution claim that "[a]ccordingly, the Third Party Defendants [defined to include Safety-Kleen] ***are liable to the Plaintiffs*** for all damages claimed against PwC herein." Amended Compl. ¶ 45 (emphasis added) (attached as Exhibit B). Similarly, PwC states as part of its indemnity claim that "[a]ccordingly, any damages to Plaintiffs . . . ***were proximately caused by the Third-Party Defendants' active misrepresentations, not by PwC's reliance on those misrepresentations or by any other action or omission by PwC***, and liability for any damages to Plaintiffs should be so allocated." Amended Compl. ¶ 47 (emphasis added).

What PwC is attempting to do here is to transform this lawsuit into the Plaintiffs v. Safety-Kleen, alleging that Safety-Kleen is directly liable to the Plaintiffs for Plaintiffs' damages. This is clearly improper under Georgia third-party practice rules. *See Benson Paint Co. v. Williams Constr. Co.*, 128 Ga. App. 47, 49, 195 S.E.2d 671, 673 (1973) (holding that "impleader is not proper where the defendant in effect tenders to the plaintiff an additional defendant against whom plaintiff might or might not assert a claim"). Georgia law is clear that "[t]hird-party pleading does not allow a defendant to implead a third-party defendant to recover on a claim on which the third-party defendant is alleged to be directly liable to the defendant." *Southern Ry. Co. v. Insurance Co. of North America*, 228 Ga. 23, 31, 183 S.E.2d 912, 917 (1971); *Dorsey Heating & Air Conditioning Co. v. C.C. Dickson, Inc.*, 153 Ga. App. 599, 266 S.E.2d 282 (1980) (same).[2]

II. PwC's First Amended Third-Party Complaint Must Be Dismissed.

Georgia courts have held "[t]he third-party defendant's secondary liability to the original defendant for his liability on the main claim is required if a

[2] In addition, a defendant "cannot assert an entirely separate claim against the third-party even though it arises out of the same general set of facts as the main claim. There must be an attempt to pass on to the third-party all or part of the liability asserted against the defendant (but not to tender the third party as a substitute defendant)." *Knapp v. Lolley*, 177 Ga. App. 786, 787-88, 341 S.E.2d 306, 307 (1986) (quoting *Mathews v. McConnell*, 124 Ga. App. 519, 521, 184 S.E.2d 491, 492 (1971)).

third-party complaint is to meet the statutory requirements." *Knapp v. Lolley*, 177 Ga. App. 786, 787, 341 S.E.2d 306, 307 (1986) (quotation omitted); *see also Smith, Kline & French Labs. v. Just*, 126 Ga. App. 643, 191 S.E.2d 632 (1972). If the required secondary liability is not present or if defendant's true purpose is to substitute the third-party as a defendant, the complaint does not satisfy Georgia's statutory requirements and must be dismissed. *See Knapp*, 177 Ga. App. at 787, 341 S.E.2d at 307 (affirming dismissal of third-party complaint because it failed to contain allegations that appellees were secondarily liable to original defendant); *Wolski v. Hayes*, 144 Ga. App. 180, 183, 240 S.E.2d 720, 722 (1977) (holding that third-party complaint was improper under Georgia third-party practice rules).

Further evidence of PwC's efforts to substitute Safety-Kleen as a defendant can be found in PwC's own pleadings. PwC acknowledged in its original motion for leave to file a third-party complaint that "it is now apparent from the discovery taken to date that Plaintiffs relied primarily on their own due diligence and on ***direct representations from the Proposed Third-Party Defendants, and not on PwC***, in making lending decisions with respect to Safety-Kleen and its predecessors." Defendant PwC's Memorandum of Law in Support of it Motion for Leave to File Third-Party Complaint at 9, dated October 23, 2001 (emphasis added) (attached as Exhibit C). In essence, PwC is saying that Safety-Kleen should be a defendant in this lawsuit because Safety-Kleen made "direct representations" to Plaintiffs and is therefore "directly liable" to Plaintiffs for Plaintiffs' injuries. Such efforts are not permitted under Georgia law. *See Wolski v. Hayes*, 144 Ga. App. 180,

183, 240 S.E.2d 720, 722 (1977).[3] Therefore, PwC's third-party complaint must be dismissed.

CONCLUSION

For the foregoing reasons, Safety-Kleen respectfully asks that the Court dismiss PwC's First Amended Third-Party Complaint as improper under Georgia law.

[3] As one commentator explained, "[t]he principle [of Georgia third-party practice] seems so easy to understand as a rule and yet it is difficult to apply in many cases. If A sues B, B may bring in C as a third-party if and only if, C will or may be liable to B because of A's claim against B. Look to the claim in the action which is between the plaintiff and the defendant. That is the only claim which matters. B may have a hundred claims against C but only the claim which is *secondary* to A's claim is a basis for a third-party action. . . . *Neither may B bring in C because it is C who is directly liable to A and not B.* That may constitute a good defense for B against A's claim, but it is no ground for a third-party claim." Hardy Gregory, *Georgia Civil Practice* § 3-8(A) (2d ed. 1997) (emphasis added).

Respectfully submitted,

SAFETY-KLEEN CORP.

By: [signature]

Elizabeth A. O'Brien
Georgia Bar No. 548560
Robert M. Cary
Daniel J. Hurson
J. Andrew Keyes
WILLIAMS & CONNOLLY LLP
725 Twelfth Street, N.W.
Washington, D.C. 20005
202-434-5000
202-434-5029 (facsimile)

James K. Lehman
General Counsel
SAFETY-KLEEN CORP.
1301 Gervais Street, 19th Floor
Columbia, SC 29201
(803) 933-4200

Attorneys for Safety-Kleen Corp.

Dated: October 9th, 2002

CERTIFICATE OF SERVICE

I hereby certify that I caused a copy of the foregoing Safety-Kleen Corp.'s Motion to Dismiss First Amended Third-Party Complaint to be served, this 9th day of October, 2002, by first-class mail, postage prepaid, on the following counsel:

Tony L. Axam, Esq.
Axam, Adams & Secret
1280 W. Peachtree Street, Suite 310
Atlanta, GA 30309

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey, L.L.P.
901 Main Street, Suite 4100
Dallas, TX 75202-3775

Michael P. Kenny, Esq.
Alston & Bird LLP
1201 W. Peachtree Street, NE
Atlanta, GA 30309-3424

Byron Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, TX 75201

David C. Moore, Esq.
Bellmore & Moore
393 University Avenue, Suite 1600
Toronto, ON M5G 1E6
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Road
Suite 2150
Atlanta, GA 30326

Hersh Wolch, Q.C.
Wolch, Ogle, Wilson, Hursh & deWit
736 – 6 Avenue S.W., Suite 2100
Calgary, Alberta T2P 3T7
Canada

Peter L, Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P.O. Box 1428
Columbia, SC 29202

Kwame J. Manley

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	:	Chapter 11
	:	Case No. 00-2303 (PJW)
SAFETY-KLEEN, CORP., et al.,	:	Jointly Administered
Debtors.	:	

STIPULATION AND ORDER
ON THE MOTION OF PRICEWATERHOUSECOOPERS LLP
FOR RELIEF FROM STAY TO PURSUE LITIGATION [D.I. 4073]

WHEREAS, on June 9, 2000 ("Petition Date"), Safety-Kleen Corp. ("Safety-Kleen") and its affiliate Debtors (collectively, "Debtors") filed Voluntary Chapter 11 petitions with this Court;

WHEREAS, after the Petition Date, Safety-Kleen and certain members of its Board of Directors ("Directors") filed suit against PricewaterhouseCoopers LLP ("PwC") and PricewaterhouseCoopers, LLP (Canada) ("PwC-Canada") in the Circuit Court of South Carolina in Richland County alleging breach of contract, breach of contract accompanied by a fraudulent act, professional negligence, negligent misrepresentation, and violation of the South Carolina Unfair Trade Practices Act entitled *Safety-Kleen Corp., et al. v. PricewaterhouseCoopers, LLP, et al.*, (Case No. 01 CP404213) (the "South Carolina Litigation");

WHEREAS, on December 13, 2000 several lenders that extended credit to an affiliated debtor of Safety-Kleen ("Plaintiff Banks") filed suit against PwC alleging negligent misrepresentation in the State Court of Fulton County, Georgia seeking damages for the losses incurred due to the alleged professional negligence of PwC entitled *Toronto Dominion (Texas), Inc., et al. v. PricewaterhouseCoopers, LLP* (Civil Action No. 00 VS 012679F) (the "Georgia Litigation");

WHEREAS, on January 23, 2002, PwC filed a Third Party Complaint against Safety-Kleen in the Georgia Litigation ("Third Party Complaint");

WHEREAS, by Order Granting Motion of Safety-Kleen Corp. For Enforcement of The Automatic Stay dated May 17, 2002 (the "Stay Order") this Court held, inter alia, that (i) PwC violated the automatic stay when it filed the Third Party Complaint, (ii) that PwC's filing and service of the Third Party Complaint were void *ab initio*, and (iii) PwC is stayed by Section 362(a)(1) of the Bankruptcy Code from impleading Safety-Kleen into, and otherwise commencing or prosecuting any claims against Safety-Kleen, in the Georgia Litigation;

WHEREAS, on May 10, 2002, PwC filed its *Motion of PricewaterhouseCoopers LLP for Relief From Stay to Pursue Litigation* ("Motion for Relief");

WHEREAS, on June 12, 2002, PwC filed a Notice of Appeal, appealing the Stay Order to the United States District Court for the District of Delaware ("Appeal");

WHEREAS, the parties have resolved the Motion for Relief and related matters on the terms and conditions set forth in the Letter Agreement dated July 16, 2002, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, the undersigned parties hereby stipulate and agree as follows:

1. The automatic stay is hereby lifted for the limited purpose of permitting (a) PwC to pursue, for allocation purposes only, its contribution and indemnity claims in the Georgia Litigation, and (b) PwC and PwC-Canada to pursue, by way of set-off only, their counterclaims in the litigation brought against PwC and PwC-Canada by Safety-Kleen in the South Carolina Litigation.

2. The automatic stay shall remain in place with respect to pursuit by PwC and PwC-Canada (collectively the "PwC entities") of any affirmative recoveries from Safety-Kleen. To this

end, the PwC entities will execute a covenant not to execute on any judgment they respectively may obtain against Safety-Kleen in either the Georgia Litigation or the South Carolina Litigation to the extent that the judgment would entitle the PwC entities respectively to collect from Safety-Kleen an amount in excess of any amounts that Safety-Kleen may become entitled to collect from the PwC entities through any judgment Safety-Kleen may obtain against the PwC entities in the South Carolina Litigation or in the Georgia Litigation.

3. PwC will not pursue any appeal, and will dismiss, within five days of entry of this Stipulation and Order, any pending appeal of the Stay Order. Safety-Kleen will support a request by PwC to extend the date by which PwC has to file its opening brief in the Appeal.

4. As between Safety-Kleen and the PwC entities (collectively "the parties"), no collateral estoppel or res judicata effect will be given in the South Carolina Litigation to any findings or conclusions of fact or law from the Georgia Litigation, and no collateral estoppel or res judicata effect will be given in the Georgia Litigation to any findings or conclusions of fact or law from the South Carolina Litigation. Neither party will attempt in any fashion, directly or indirectly, to assert collateral estoppel or res judicata against the other party, in either case or in any other proceeding in which both may be parties.

5. No party hereto will pursue any claims for relief against any other party hereto in this bankruptcy case that have not already been asserted in this case, except that PwC does not waive any right that it may have to pursue a claim for set-off of Safety-Kleen's preference action against PwC. The PwC entities warrant that they have not asserted any claims against Safety-Kleen in this bankruptcy case. The PwC entities waive and/or release any and all claims for relief they have or could have had against Safety-Kleen in this bankruptcy case and the right to receive any distribution of property or assets from the estates, except that PwC does not waive any right

that it may have to pursue a claim for set-off of Safety-Kleen's preference action against PwC.

6. Safety-Kleen will not pursue any claim, and will dismiss any pending claim, against PwC for damages arising from PwC's alleged violation of the automatic stay through its impleader of Safety-Kleen in the Georgia Litigation.

7. The PwC entities will not to move to lift the stay to initiate any other action against Safety-Kleen unless Safety-Kleen sues a PwC entity in another action.

8. This Stipulation and Order does not limit Safety-Kleen's procedural rights in Georgia in any way. By way of example, Safety-Kleen would be permitted to move to dismiss the third party claim against it.

9. The PwC entities will not attempt to use Safety-Kleen's presence in the Georgia Litigation to move to dismi: :, transfer, stay, impede or frustrate the South Carolina Litigation in any way.

10. PwC and Safety-Kleen will seek leave of the Georgia court to extend the discovery deadline as set forth in the Letter Agreement.

11. PwC will not seek any additional extensions of the discovery deadline in the Georgia Litigation except as set forth in the Letter Agreement.

SO ORDERED this 13 day of August, 2002,

Peter J. Walsh,
Chief United States Bankruptcy Judge

Dated: August 6, 2002

CONNOLLY BOVE LODGE & HUTZ LLP

Jeffrey C. Wisler (No. 2795)
Michelle McMahon (No. 3900)
1220 Market Street, 10th Floor
Wilmington, DE 19899-2207
(302) 658-9141

and

WILLIAMS & CONNOLLY, L.L.P.
Robert A. Cary
Daniel J. Hurson
J. Andrew Keyes
725 Twelfth Street, N.W.
Washington, D.C. 20005
(202) 434-5000
Special Counsel for Safety-Kleen Corp., *et al.*

MORRIS, JAMES, HITCHENS & WILLIAMS LLP

Stephen M. Miller (No. 2610)
Carl N. Kunz, III (No. 3201)
Christina M. Maycen (No. 3976)
222 Delaware Avenue
Wilmington, DE 19801
(302) 888-6800

and

Robert B. Krakow, Esq.
M. Byron Wilder, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Ste. 1100
Dallas, TX 75201
Counsel for PricewaterhouseCoopers LLP

EXHIBIT A

LAW OFFICES
WILLIAMS & CONNOLLY LLP
725 TWELFTH STREET, N.W.
WASHINGTON, D. C. 20005-5901
(202) 434-5000
FAX (202) 434-5029

ROBERT M. CARY
(202) 434-5175
rcary@wc.com

July 16, 2002

VIA FACSIMILE
Alan Struble, Esquire
Gibson, Dunn & Crutcher, LLP)
2100 McKinney Avenue, Suite 1100
Dallas, TX 75201-6911

Re: Toronto Dominion (Texas), Inc. et al. v. PricewaterhouseCoopers, LLP; Civil Action No. 00 VS 012679 F in the State Court of Fulton County, Georgia

Dear Alan:

Safety-Kleen Corp. and its subsidiaries ("SK") and PricewaterhouseCoopers, LLP ("PwC-US") and PricewaterhouseCoopers, LLP (Canada) ("PwC – Canada") (the "parties"), have agreed on the following terms and conditions under which SK will agree not to oppose the motion of PwC-US to lift the automatic stay.

1. The stay will be lifted for the limited purpose of permitting (a) PwC-US to pursue for allocation purposes only its contribution and indemnity claims in the case of Toronto Dominion (Texas), Inc., et al. v. PricewaterhouseCoopers, LLP (Civil Action No. 00 VS 012679F in the State Court of Fulton County, Georgia) (the "Georgia Action"), and (b) PwC-US and PwC-Canada pursue by way of set-off only their counterclaims in the litigation brought against PwC-US and PwC-Canada by SK in the case of Safety-Kleen Corp., et al. v. PricewaterhouseCoopers, LLP, et al., (Case No. 01 CP 404213 in the Circuit Court of South Carolina, Richland County) (the "South Carolina Action").

2. The stay will remain in place with respect to pursuit by PwC-US and PwC-Canada (collectively the "PwC entities") of any affirmative recoveries from SK. To this end, the PwC entities will execute a covenant not to execute on any judgment they respectively may obtain against SK in either the Georgia Action or the South Carolina Action to the extent that the judgment would entitle the PwC entities respectively to collect from SK an amount in excess of any amounts that SK may become entitled to collect from the PwC entities through any judgment SK may obtain against the PwC entities in the South Carolina Action or in the Georgia Action.

3. PwC-US will agree not to pursue any appeal, and to dismiss within five days of entry of the order by the bankruptcy court permitting the lifting of the automatic stay any pending appeal of the bankruptcy court's May 17, 2002 order granting SK's Motion for Enforcement of the Automatic Stay. SK will support a request by PwC-US to extend the date by which PwC-US has to file its appellate brief.

4. SK and the PwC entities (collectively "the parties") agree that, as between them, no collateral estoppel or res judicata effect will be given in the South Carolina Action to any findings or conclusions of fact or law from the Georgia Action, and that no collateral estoppel or res judicata effect will be given in the Georgia Action to any findings or conclusions of fact or law from the South Carolina Action. Neither party will attempt in any fashion, directly or indirectly, to assert collateral estoppel or res judicata against the other party, in either case or in any other proceeding in which both may be parties.

5. No party hereto will pursue in the SK bankruptcy case any claims for relief against any other party hereto that have not already been asserted in that case, except that PwC-US does not waive any right that it may have to pursue a claim for set-off of SK's preference action against PwC-US. The PwC entities warrant that they have not asserted any claims against SK in the SK bankruptcy case. The PwC entities waive and/or release any and all claims for relief they have or could have had against SK in the bankruptcy case and the right to receive any distribution of property or assets from the estates, except that PwC-US does not waive any right that it may have to pursue a claim for set-off of SK's preference action against PwC-US.

6. SK agrees not to pursue any claim, and to dismiss any pending claim, against PwC-US for damages arising from PwC-US's alleged violation of the automatic stay through its impleader of SK in the Georgia Action.

7. The PwC entities agree not to move to lift the stay to initiate any other action against SK unless SK sues a PwC entity in another action.

8. PwC-US agrees that SK has not limited its procedural rights in Georgia in any way. By way of example, SK would be permitted to move to dismiss the third party claim against it.

9. The PwC entities agree that they will not attempt to use SK's presence in the Georgia action to move to dismiss, transfer, stay, impede or frustrate the South Carolina action in any way.

10. PwC-US and SK agree to seek leave of the Georgia court to extend the discovery deadline by 60 days, until October 18, 2002, except for expert reports as noted herein. SK will have until August 30, 2002 to file expert reports in the Georgia Action. PwC-US will file any rebuttal to such reports by October 18, 2002. Depositions or responses, if any, in connection with such rebuttal reports will take place within 30 days of their filing.

11. As noted in Par. 10, the parties will seek to extend the discovery deadline in the Georgia Action to October 18, 2002. PwC-US agrees not to seek any additional extensions of the discovery deadline unless (a) one or more parties are added to the Georgia case as the result of action taken by a party other than PwC-US; (b) one or more new claims, not asserted in Plaintiffs' Second Amended Complaint are brought against PwC-US in the Georgia case, or (c) despite the exercise of reasonable efforts, PwC-US is unable to obtain the deposition of Kenneth Winger or Paul Humphreys on or before October 18, 2002 (i.e., PwC-US cannot seek an extension based on (c) if both depositions are completed before October 18, 2002). SK reserves the right to oppose any extension of discovery beyond October 18, 2002.

12. This agreement is contingent on bankruptcy court approval.

Please indicate by your signatures below the PwC entities' agreement to this proposal. An appropriate order for the bankruptcy court to effectuate this agreement will be drafted for your review.

Sincerely,

Robert M. Cary

Robert M. Cary
Daniel J. Hanson
Counsel for SK

Agreed:

Alan Stroud/by [illegible]
For PwC – US

____
For PwC - Canada

11. As noted in Par. 10, the parties will seek to extend the discovery deadline in the Georgia Action to October 18, 2002. PwC-US agrees not to seek any additional extensions of the discovery deadline unless (a) one or more parties are added to the Georgia case as the result of action taken by a party other than PwC-US; (b) one or more new claims, not asserted in Plaintiffs' Second Amended Complaint are brought against PwC-US in the Georgia case, or (c) despite the exercise of reasonable efforts, PwC-US is unable to obtain the deposition of Kenneth Winger or Paul Humphreys on or before October 18, 2002 (i.e., PwC-US cannot seek an extension based on (c) if both depositions are completed before October 18, 2002). SK reserves the right to oppose any extension of discovery beyond October 18, 2002.

12. This agreement is contingent on bankruptcy court approval.

Please indicate by your signatures below the PwC entities' agreement to this proposal. An appropriate order for the bankruptcy court to effectuate this agreement will be drafted for your review.

Sincerely,

Robert M Cary

Robert M. Cary
Daniel J. Hurson
Counsel for SK

Agreed:

____
For PwC – US

Heller Ehrman White & McAuliffe LLP
By Richard Cashman
For PwC - Canada

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

FIRST AMENDED THIRD-PARTY COMPLAINT

In accordance with a letter agreement between PricewaterhouseCoopers LLP ("PwC") and Safety-Kleen Corp. ("Safety-Kleen"), which was approved by the United States Bankruptcy Court for the District of Delaware in the case styled and numbered In re: Safety-Kleen Corp. et al., Debtors, Civil Action No. 00-2303(PJW), PwC hereby files its First Amended Third-Party Complaint. The amendments reflected in this First Amended Third-Party Complaint are not intended to alter in any way the previously asserted allegations against, or relief sought from, any party other than Safety-Kleen.

NATURE OF THIS ACTION

1. This is an action for contribution and indemnity brought by Defendant and Third-Party Plaintiff PwC, in its own behalf and as successor in interest to Coopers & Lybrand L.L.P., against Third-Party Defendants Safety-Kleen Corporation, Kenneth W. Winger ("Winger"), Paul R. Humphreys ("Humphreys"), and Michael J. Bragagnolo ("Bragagnolo"), the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, of Safety-

Kleen Corporation and its predecessor in interest Laidlaw Environmental Services, Inc. Safety-Kleen Corporation, together with its predecessor in interest Laidlaw Environmental Services, Inc., is referred to herein as "Safety-Kleen". Winger, Humphreys and Bragagnolo, collectively, are referred to herein as the "Individual Defendants," and together with Safety-Kleen are referred to herein as the "Third-Party Defendants."

2. PwC audited Safety-Kleen's financial statements of August 31, 1997 (the "1997 Financial Statements"), as of August 31, 1998 (the "1998 Financial Statements") and as of August 31, 1999 (the "1999 Financial Statements"). The 1997 Financial Statements, 1998 Financial Statements, and 1999 Financial Statements are collectively referred to herein as the "Financial Statements." The auditor's reports issued by PwC stated that its audits of the Financial Statements (the "Safety-Kleen Audits") were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"), and that, in PwC's opinion, the Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as of August 31, 1999, 1998, and 1997.

3. The Plaintiffs in this case are various banks and other financial institutions that extended loans and other forms of credit to Safety-Kleen. The Plaintiff Lenders have filed a Complaint and a First Amended Complaint asserting a single count of negligent misrepresentation against PwC, through which they seek to recover from PwC losses they have allegedly incurred as a result of Safety-Kleen's default on those loans and extensions of credit and Safety-Kleen's subsequent bankruptcy. Plaintiffs contend that they loaned funds to Safety-Kleen and made other credit decisions in reliance on PwC's auditor's reports on the Financial Statements and certain negative assurance letters relating to those loans. Plaintiffs further contend that the Financial Statements contain material misrepresentations concerning the

financial condition of Safety-Kleen, and that Plaintiffs would not have made the loans and/or would have made other credit decisions had they known the true facts. Copies of the Plaintiffs' Complaint, First Amended Complaint, and Second Amended Complaint against PwC, and all other pleadings of record, are attached hereto as Exhibit A.

4. The Third-Party Defendants were responsible for the preparation of the Financial Statements. The Third-Party Defendants were also responsible for providing PwC with complete access to all relevant Safety-Kleen books and records, as well as truthful, accurate and complete information required by PwC in the course of its audits of the Financial Statements. Equally importantly, the Third-Party Defendants made direct representations to the Plaintiffs concerning the current and prospective financial condition of Safety-Kleen, Safety-Kleen's plans with respect to acquisitions for which loans and other extensions of credit ultimately were used, and other matters on which the Plaintiffs relied in making their credit decisions. It is now clear that Plaintiffs, or some of them, relied primarily or exclusively on representations by Safety-Kleen and its management, including the Individual Defendants, in making their loan or other credit decisions, including representations concerning Safety-Kleen's then-current and prospective financial condition.

5. PwC specifically denies that it is liable to the Plaintiffs as alleged in the First Amended Complaint. Further, PwC alleges that the Third-Party Defendants and others as yet unnamed are wholly or partially responsible for Plaintiffs' alleged damages, and should be held responsible to Plaintiffs based upon their proportionate share of fault. Third-Party Defendants Winger, Bragagnolo and Humphreys should be held responsible to PwC for any portion of Plaintiffs' damages for which PwC is held liable.

PARTIES

6. PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of Delaware, is resident in and conducts business in the State of Georgia. One or more of PwC's partners are residents of the State of Georgia.

7. Safety-Kleen Corporation, a Delaware corporation whose principal place of business is at 1301 Gervais Street, Columbia, South Carolina 29201, conducts business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. PwC requests that process be issued and served upon Safety-Kleen Corporation at its principal place of business, 1301 Gervais Street, Columbia, South Carolina 29201.

8. Kenneth W. Winger, whose place of residence is 71 Reynolds, Oakville, Ontario, Canada L6J 3K1, served as Safety-Kleen's Chief Executive Officer and President between May 15, 1997 and May 12, 2000, and served as a director of Safety-Kleen between May 15, 1997 and June 9, 2000. Winger was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CEO and President, Winger conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. A Judgment by Default Against Third-Party Defendant Kenneth W. Winger was entered by order dated May 28, 2002, and, accordingly, no service of process is necessary as to Winger.

9. Paul R. Humphreys, whose place of residence is 292 Douglas Ridge Green SE, Calgary, Alberta, T2Z3A7, Canada, served as Safety-Kleen's Chief Financial Officer and Senior Vice President, Finance, between May 15, 1997 and May 12, 2000. Humphreys was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's CFO, Humphreys conducted business in the State of Georgia and engaged in

tortious conduct in, and having an impact in, the State of Georgia. Humphreys has already appeared in this action and, accordingly, no service of process is necessary as to Humphreys.

10. Michael J. Bragagnolo, whose place of residence is 47833 Hastings Road, Canton, Michigan 48188, served as Safety-Kleen's Chief Operating Officer and Executive Vice President between May 15, 1997 and May 12, 2000. Bragagnolo was placed on administrative leave on March 5, 2000, after which he ultimately resigned. While acting as Safety-Kleen's COO, Bragagnolo conducted business in the State of Georgia and engaged in tortious conduct in, and having an impact in, the State of Georgia. Bragagnolo has already appeared in this action and, accordingly, no service of process is necessary as to Bragagnolo.

11. Each of the Individual Defendants was an employee and agent of Safety-Kleen at the time of each of the acts and omissions alleged herein, and was acting in the course and scope of that employment and agency and for and to Safety-Kleen's benefit.

JURISDICTION AND VENUE

12. This Court has jurisdiction over each of the Third-Party Defendants in that they individually and collectively performed one or more tortious acts in the State of Georgia, and having an impact on Georgia-residents PwC, numerous PwC partners, and one or more Plaintiffs, that give rise to the claims at issue in this Third-Party Complaint.

13. Venue is proper in this Court under O.C.G.A. § 9-10-34.

FACTS

PwC's Audit of the 1997 Financial Statements

14. On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old

LESI") pursuant to a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Coincident with the closing of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc. ("LESI"). As set out below, LESI changed its name to Safety-Kleen Corp. in 1998 following its May 1998 acquisition of the Wisconsin corporation by that name ("Old Safety-Kleen").

15. Concurrent with the closing of the Rollins Acquisition, Winger became the President and Chief Executive Officer of Safety-Kleen, Humphreys became its Senior Vice President, Finance and Chief Financial Officer, and Bragagnolo became its Executive Vice President and Chief Operati: g Officer.

16. Because of their positions with Safety-Kleen, the Individual Defendants each had access to material, non-public information regarding Safety-Kleen 's business, finances, products, markets, and present and future business prospects.

17. After the Rollins Acquisition, PwC audited Safety-Kleen's 1997 Financial Statements. Following its audit, PwC issued its Report of Independent Accountants, dated October 7, 1997 (the "1997 Auditor's Report"), regarding the 1997 Financial Statements. In the 1997 Auditor's Report, PwC stated that the 1997 Financial Statements were "the responsibility of the Company's management," and that PwC's "responsibility [was] to express an opinion on [those] financial statements based on [PwC's] audits." The 1997 Auditor's Report further stated PwC's opinion that the 1997 Financial Statements "present fairly, in all material respects, the consolidated financial position" of Safety-Kleen as of August 31, 1997, "in accordance with generally accepted accounting principles."

18. Safety-Kleen and the Individual Defendants, both directly and through their subordinates, communicated with and provided information to PwC in connection with the 1997 Safety-Kleen Audit. The 1997 Safety-Kleen Audit was based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1997 Safety-Kleen Audit, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1997 Auditor's Report if the Third-Party Defendants had not made those representations.

19. The information that each c the Individual Defendants provided to PwC during and for the purposes of the 1997 Safety-Kleen Audit was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

20. The 1997 Auditor's Report was included within Safety-Kleen's Form 10-K filed with the Securities and Exchange Commission on or about October 31, 1997. Defendants Winger and Humphreys signed the Form 10-K. In doing so, Winger, Humphreys and Safety-Kleen represented that the information contained within the Form 10-K (including the financial information to which the 1997 Auditor's Report was directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

21. If the 1997 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1997 in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such misstatement

resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations of Safety-Kleen's actual financial condition to PwC and to others.

22. Moreover, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Rollins and Old LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instan· es PwC relied on these same representations in conducting its audit work.

23. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the 1997 Financial Statements or on the 1997 Auditor's Report in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

<u>The $2.2 Billion Senior Credit Facility</u>

24. In May 1998, Safety-Kleen completed the acquisition of Old Safety-Kleen through a back-end merger, approved by the Old Safety-Kleen shareholders on May 18, 1998 (the "Safety-Kleen Acquisition"). The consideration for the Safety-Kleen Acquisition totaled approximately $2.2 billion, including debt assumed and estimated transaction costs, and was comprised of approximately $1.5 billion cash and 166.5 million shares of Safety-Kleen common

stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility. This Senior Credit Facility was provided by a syndicate of banks and other financial institutions including, among others, some of the Plaintiffs. Plaintiffs' alleged damages in this case are based on Safety-Kleen's default on loans and/or extensions of credit that Plaintiffs provided to Safety-Kleen pursuant to this Senior Credit Facility.

25. Each of the Individual Defendants was actively involved in planning for, soliciting, and executing the Safety-Kleen Acquisition and the Senior Credit Facility that funded that acquisition.

26. Effective July 1, 1998, Safety-Kleen began doing business as Safety-Kleen Corp., and formally changed its name to Safety-Kleen Corp. in or about November 1998.

27. Each of the Individual Defendants retained the same positions with Safety-Kleen following the Safety-Kleen Acquisition as they had held before the Safety-Kleen Acquisition. In that capacity, and within the course and scope of their duties as employees and/or agents of Safety-Kleen and for and to Safety-Kleen's benefit, the Individual Defendants provided periodic reports and representations concerning Safety-Kleen's financial condition and practices to PwC and to the Plaintiffs. PwC is informed and believes that many of those reports and representations were specifically directed to Georgia residents, including Plaintiff Wachovia Bank, N.A., for their use and reliance in connection with lending decisions under the Senior Credit Facility. Many of those reports and representations also were intended for PwC's use and reliance in its preparation of certain periodic negative assurance letters that Safety-Kleen provided to the Senior Credit Facility lenders, including Plaintiff Wachovia Bank, N.A.

28. Because of their positions with Safety-Kleen following the Safety-Kleen Acquisition, each of the Individual Defendants had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects.

29. Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false.

30. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information to PwC and to Plaintiffs, or some of them, which was material to PwC's preparation of negative assurance letters and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen. Accordingly, to the extent Plaintiffs relied on the negative assurance letters, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

PwC's Audit of the 1998 and 1999 Financial Statements

31. PwC thereafter audited the 1998 and 1999 Financial Statements (the "1998 and 1999 Audits"). Following its audits, PwC issued its Reports of Independent Accountants, dated October 6, 1998 and October 5, 1999 (the "1998 and 1999 Auditor's Reports"), regarding the 1998 and 1999 Financial Statements, respectively. In the 1998 and 1999 Auditor's Reports, PwC

stated that the 1998 and 1999 Financial Statements are the responsibility of the management of Safety-Kleen and that PwC's responsibility was to express an opinion on those financial statements based on PwC's audits. The 1998 and 1999 Auditor's Reports further stated PwC's opinion that the 1998 and 1999 Financial Statements "present fairly, in all material respects, the financial position of Safety-Kleen Corp. and its subsidiaries" at August 31, 1998 and August 31, 1999, respectively, "in conformity with generally accepted accounting principles."

32. Both directly and through their subordinates, each of the Third-Party Defendants communicated with and provided information to PwC in connection with the 1998 and 1999 Audits. The 1998 and 1999 Audits were based, in part, on the information provided by each of the Third-Party Defendants. Each of the Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the 1998 and 1999 Audits, and, in fact, PwC did so rely. Each of the Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1998 and 1999 Auditor's Reports if the Third-Party Defendants had not made those representations.

33. The information that each of the Individual Defendants provided to PwC during and for the purposes of the 1998 and 1999 Audits was provided within the course and scope of the Individual Defendants' duties as employees and/or agents of Safety-Kleen, and for and to Safety-Kleen's benefit.

34. The 1998 and 1999 Auditor's Reports were included within Safety-Kleen's Forms 10-K filed with the Securities and Exchange Commission on or about October 20, 1998 and October 29, 1999, respectively. Defendants Winger and Humphreys signed the Forms 10-K. In doing so, Winger, Humphreys, and Safety-Kleen represented that the information contained

within the Forms 10-K (including the financial information to which the 1998 and 1999 Auditor's Reports were directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

35. If the 1998 and 1999 Financial Statements did not fairly present the financial condition of Safety-Kleen as of August 31, 1998 and August 31, 1999, respectively, in all material respects and in accordance with generally accepted accounting principles, as has been alleged by the Plaintiffs, any such failure to fairly present Safety-Kleen's financial condition resulted from the Third-Party Defendants' negligent and/or intentional material misrepresentations and/or omissions with respect to Safety-Kleen's actual financial condition to PwC and to others.

36. As described herein, Safety-Kleen, through the Individual Defendants and others, made numerous representations to Plaintiffs regarding, among other things, the then-current financial condition of Safety-Kleen, the prospective financial condition of Old Safety-Kleen and LESI when combined, various synergies that would be achieved by combining the two companies, the company's plans and progress with respect to achieving those synergies (including necessary restructuring charges), and other material matters on which the Plaintiffs relied in making loans and other credit decisions. PwC is informed and believes that many of these representations by the Third-Party Defendants were false, and, indeed, in many instances PwC relied on these same representations in conducting its audit work.

37. Further, PwC is informed and believes, and on that basis alleges, that Safety-Kleen and the Individual Defendants failed to disclose material information both to PwC and to Plaintiffs, or some of them, which was material to the conduct of PwC's audit work and to Plaintiffs' decisions with respect to credit extended or to be extended to Safety-Kleen.

Accordingly, to the extent Plaintiffs relied on the 1998 and/or 1999 Financial Statements or on the 1998 and/or 1999 Auditor's Reports in making loans or other credit decisions, Plaintiffs' damages, if any, were caused by the Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

Safety-Kleen's Fraud Investigation and Bankruptcy

38. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that the Individual Defendants had been placed on "administrative leave" pending the results of the internal investigation. Defendants Winger, Humphreys, and Bragagnolo were, in fact, placed on administrative leave on March 5, 2000.

39. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

40. On or about May 12, 2000, each of the Individual Defendants resigned his employment at Safety-Kleen. Winger resigned his position as a director of Safety-Kleen on June 9, 2000. PwC is informed and believes that each of the Individual Defendants resigned because he knew that absent such resignation, Safety-Kleen would unilaterally terminate his position because of his role in, and responsibility for, the alleged accounting irregularities relating to Safety-Kleen's Financial Statements.

41. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the Senior Credit Facility.

42. On June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

43. On December 13, 2000, thirteen of the Plaintiffs brought the present action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the Senior Credit Facility. Plaintiffs claim that PwC was negligent in failing to detect Safety-Kleen's false and misleading statements in the Financial Statements and that, as a result, the Plaintiffs made lending decisions under the Senior Credit Facility that they would not have made had they known the "truth" concerning Safety-Kleen's financial condition. On or about May 25, 2001, Plaintiffs filed their First Amended Complaint, through which 46 additional Plaintiffs joined in the single claim of negligent misrepresentation brought against PwC.

COUNT I
CONTRIBUTION

44. PwC incorporates the foregoing allegations of this First Amended Third-Party Complaint.

45. Plaintiffs' damages, as alleged herein and in Plaintiffs' First Amended Complaint as hereafter supplemented and/or amended, were proximately caused by the negligent, fraudulent, and/or other wrongful acts of the Third-Party Defendants as set forth herein, and not by any act or omission of PwC. Accordingly, the Third-Party Defendants are liable to the Plaintiffs for all damages claimed against PwC herein. Alternatively, if PwC is determined to have been at fault and to have contributed to Plaintiffs' injuries, which PwC specifically denies,

the Third-Party Defendants' conduct should be presented to the jury for proper apportionment of fault for Plaintiffs' damages alleged in the First Amended Complaint, as hereafter amended and/or supplemented.

COUNT II
INDEMNITY

46. PwC incorporates the foregoing allegations of this First Amended Third-Party Complaint.

47. As set forth herein, the Third-Party Defendants actively engaged in negligent, fraudulent, and/or other wrongful conduct that resulted in material misrepresentations concerning the financial condition of Safety-Kleen. PwC relied on the Third-Party Defendants' active misrepresentations in conducting its audits of Safety-Kleen's Financial Statements, and Plaintiffs relied on the Third-Party Defendants' active misrepresentations in making decisions regarding loans and other extensions of credit to Safety-Kleen. Accordingly, any damages to Plaintiffs as a result of the events alleged in the First Amended Complaint, as hereafter amended or supplemented, were proximately caused by the Third-Party Defendants' active misrepresentations, not by PwC's reliance on those misrepresentations or by any other action or omission by PwC, and liability for any damages to Plaintiffs should be so allocated. PwC is entitled to indemnity from Third-Party Defendants Winger, Bragagnolo and Humphreys to the full extent of any liability assessed against PwC as a result of Plaintiffs' claim against PwC in this case.

PRAYER FOR JUDGMENT

WHEREFORE, PricewaterhouseCoopers LLP demands that Plaintiffs' damages, including any of Plaintiffs' damages for which PwC is held liable, be allocated among the Third-

Party Defendants, and that judgment be entered against Third-Party Defendants Kenneth W. Winger, Paul R. Humphreys, and Michael J. Bragagnolo for all sums that may be adjudged against Defendant PricewaterhouseCoopers LLP in favor of Plaintiffs Toronto Dominion (Texas), Inc., et al.

DATE: September 10, 2002.

Respectfully submitted,

ALSTON & BIRD LLP

By: JP Smith

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695905
Jack P. Smith III
Georgia. Bar No. 659999

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT AND THIRD PARTY PLAINTIFF PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 10 day of September, 2002, served upon all parties of record the foregoing **FIRST AMENDED THIRD-PARTY COMPLAINT** by first-class mail, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith
Jack P. Smith III

FILED IN OFFICE
01 OCT 23 PM 5:04

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al.,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant.

CIVIL ACTION No. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MEMORANDUM OF LAW IN SUPPORT OF ITS MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT

Defendant PricewaterhouseCoopers LLP ("PwC") seeks leave to add third-party claims against Safety-Kleen Corp., Kenneth W. Winger ("Winger"), Michael J. Bragagnolo ("Bragagnolo"), and Paul B. Humphreys ("Humphreys") (Winger, Bragagnolo, and Humphreys, collectively, are referred to hereinafter as the "Individual Third Parties," and together with Safety-Kleen Corp. are referred to hereinafter as the "Proposed Third-Party Defendants"). The Individual Third Parties are former senior officers of Safety-Kleen Corp. and its predecessor entity, Laidlaw Environmental Services, Inc. ("LESI") (Safety-Kleen Corp. and LESI, collectively, are referred to herein as "Safety-Kleen"). The Individual Third Parties had primary responsibility for the preparation and truthfulness of Safety-Kleen's 1997, 1998 and 1999 financial statements, which are at the heart of Plaintiffs' claim against PwC. Discovery conducted to date has shown (1) that the Plaintiffs relied wholly or primarily on representations from the Proposed Third-Party Defendants, and not on PwC, in making initial lending and other decisions relating to Safety-Kleen, (2) that the Proposed Third-Party Defendants induced Plaintiffs to act through negligent, fraudulent or other wrongful acts, and (3) that the Proposed Third-Party Defendants committed negligent, fraudulent and/or other wrongful acts with respect to Safety-Kleen's 1997, 1998 and 1999 financial statements. The Proposed Third-Party Defendants are liable to PwC for any liability PwC may be found to have to Plaintiffs, and fault is properly apportioned in this proceeding to the Proposed Third-Party Defendants and the Plaintiffs themselves, who are truly wholly or primarily responsible for Plaintiffs' alleged damages. Accordingly, impleader of the Proposed Third-Party Defendants would allow this Court to avoid a multiplicity of actions arising out of the same nucleus of operative fact, to preserve the Court's and the party's resources by avoiding duplication of evidence, and to ensure consistent results from similar evidence and common issues. Indeed, the failure to allow joinder of the parties truly responsible for Plaintiffs' alleged damages would result in a substantial injustice to PwC.

I. FACTUAL BACKGROUND

A. PwC's Audit of the 1997 Financial Statements

On May 15, 1997, pursuant to a February 6, 1997 stock purchase agreement between Rollins Environmental Services, Inc. ("Rollins") and Laidlaw Inc. and its subsidiaries ("Laidlaw"), Rollins acquired the hazardous and industrial waste operations of Laidlaw ("Old LESI") pursuant to a transaction accounted for as a reverse acquisition (the "Rollins Acquisition"). Upon completion of the Rollins Acquisition, the continuing legal entity changed its name from Rollins Environmental Services, Inc. to Laidlaw Environmental Services, Inc.

Concurrent with the closing of the Rollins Acquisition, Winger became the President and Chief Executive Officer of Safety-Kleen, Bragagnolo became its Executive Vice President and Chief Operating Officer, and Humphreys became the Senior Vice President, Finance and Chief Financial Officer of the company.

The Rollins Acquisition was financed through a $650 million credit facility in which some of the Plaintiffs participated. Discovery has shown that Plaintiffs' decisions to participate in that credit facility were wholly or primarily based upon representations from the Proposed Third-Party Defendants about the financial condition of the two companies (*i.e.*, Rollins and Old LESI), the financial condition of the two companies when combined, various synergies that would result from the combination, and the like, as well as the Plaintiffs' own due diligence.

PwC thereafter audited Safety-Kleen's consolidated financial statements as of August 31, 1997 (the "1997 Financial Statements"). Following its audit of the 1997 Financial Statements (the "1997 Audit"), PwC issued its Report of Independent Accountants, dated October 7, 1997 (the "1997 Auditor's Report"). In the 1997 Auditor's Report, PwC stated that the 1997 Financial Statements were "the responsibility of the Company's management," and that PwC's "responsibility [was] to express an opinion on [those] financial statements based on [PwC's] audits." The 1997 Auditor's Report further stated PwC's opinion that the 1997 Financial Statements "present fairly, in all material respects," Safety-Kleen's financial position as of August 31, 1997, "in accordance with generally accepted accounting principles."

Because of their positions with Safety-Kleen, the Individual Third Parties each had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects. Thus, each of the Individual Third Parties knew, or was in a position to know, of Safety-Kleen's true financial condition and prospects and whether the representations made to PwC, to Plaintiffs, and to others regarding Safety-Kleen's financial condition and prospects were truthful.

Both directly and through their subordinates, each of the Proposed Third-Party Defendants communicated with and provided information to PwC in connection with the 1997

Audit. Each of the Proposed Third-Party Defendants knew and intended that PwC would rely on the information they provided in conducting the 1997 Audit, and, in fact, PwC did so rely. Each of the Proposed Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued the 1997 Auditor's Report if the Proposed Third-Party Defendants had not made those representations.

The 1997 Auditor's Report was included within Safety-Kleen's Form 10-K filed with the Securities and Exchange Commission on or about October 31, 1997. Winger and Humphreys signed the Form 10-K. In doing so, Winger, Humphreys, and Safety-Kleen represented that the information contained within the Form 10-K (including the financial information to which the 1997 Auditor's Report was directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

B. The $2.2 Billion Senior Credit Facility

In May 1998, Safety-Kleen completed the acquisition of another hazardous waste company ("Old Safety-Kleen") through a back-end merger, approved by the acquired company's shareholders on May 18, 1998 (the "Safety-Kleen Acquisition"). Effective July 1, 1998, the resulting company began doing business as Safety-Kleen Corp., and formally changed its name to Safety-Kleen Corp. in or about November 1998. The consideration for the Safety-Kleen Acquisition totaled approximately $2.2 billion, including debt assumed and estimated transaction costs, and was comprised of approximately $1.5 billion cash and 166.5 million shares of Safety-Kleen common stock. The cash consideration and the refinancing of certain existing indebtedness was financed from the proceeds of a $2.2 billion Senior Credit Facility. This Senior Credit Facility was provided by a syndicate of banks and other financial institutions including, among others, Plaintiffs. Plaintiffs' alleged damages claimed against PwC in this case are based on Safety-Kleen's default on loans and/or extensions of credit that Plaintiffs provided to Safety-Kleen pursuant to this Senior Credit Facility. Each of the Proposed Third-Party Defendants was actively involved in planning for, soliciting, and executing the Safety-Kleen Acquisition and the Senior Credit Facility that funded that acquisition.

In determining to participate in the $2.2 billion credit facility, Plaintiffs relied primarily on representations from the Proposed Third-Party Defendants about the pre-acquisition financial condition of Safety-Kleen and Old Safety-Kleen, the financial condition of the two companies when combined, various synergies that would result from the combination, and the like, as well as their own due diligence, just as they had in connection with the $650 million credit facility that funded the earlier Rollins Acquisition.

Each of the Individual Third Parties retained the same positions with Safety-Kleen after the Safety-Kleen Acquisition that they had held before the Safety-Kleen Acquisition. In those capacities, and within the course and scope of their employment and/or agency with Safety-Kleen and for and to Safety-Kleen's benefit, the Individual Third Parties provided periodic reports and representations concerning Safety-Kleen's financial condition and practices to PwC and to the Plaintiffs. PwC is informed and believes that many of these reports and representations were specifically directed to the Plaintiffs for their use and reliance in connection with lending and other decisions under the Senior Credit Facility. Similiarly, many of those reports and representations were intended for PwC's use and reliance in its preparation of certain periodic negative assurance letters that Safety-Kleen provided to some or all of the Senior Credit Facility lenders.

Because of their positions with Safety-Kleen following the Safety-Kleen Acquisition, each of the Individual Third Parties had access to material, non-public information regarding Safety-Kleen's business, finances, products, markets, and present and future business prospects. Thus, each of the Individual Third Parties knew, or was in a position to know, of Safety-Kleen's true financial condition and prospects and whether the representations made to PwC, Plaintiffs, and others regarding Safety-Kleen's financial condition and prospects were truthful.

C. PwC's Audit of the 1998 and 1999 Financial Statements

PwC thereafter audited Safety-Kleen's 1998 and 1999 Financial Statements. Following these audits (the "1998 and 1999 Audits"), PwC issued its Reports of Independent Accountants, dated October 6, 1998 (the "1998 Auditor's Report") and October 5, 1999 (the "1999 Auditor's Report), regarding the 1998 and 1999 Financial Statements, respectively. In its 1998 and 1999 Auditor's Reports, PwC reiterated that the 1998 and 1999 Financial Statements "are the responsibility of the Company's management" and that PwC's "responsibility is to express an opinion on [those] financial statements based on [PwC's] audits." With this caveat, the 1998 and 1999 Auditor's Reports further stated PwC's opinion that the 1998 and 1999 Financial Statements "present fairly, in all material respects, the financial position of Safety-Kleen Corp." as of August 31, 1998 and as of August 31, 1999, "in conformity with generally accepted accounting principles."

Both directly and through their subordinates, each of the Proposed Third-Party Defendants communicated with and provided information to PwC in connection with the Safety-Kleen Audits. The 1998 and 1999 Audits were based, in part, on the information provided by each of the Proposed Third-Party Defendants. Each of the Proposed Third-Party Defendants knew and intended that PwC would rely on the information provided in conducting the Safety-Kleen Audits and, in fact, PwC did so rely. Each of the Proposed Third-Party Defendants represented to PwC that the information provided was true and correct to the best of their knowledge. Indeed, PwC would not have issued its 1998 and 1999 Auditor's Reports if the Proposed Third-Party Defendants had not made those representations.

The 1998 and 1999 Auditor's Reports were included within Safety-Kleen's 1998 and 1999 Forms 10-K filed with the Securities and Exchange Commission on or about October 20, 1998 and October 29, 1999. Winger and Humphreys signed the Forms 10-K. In doing so, Winger, Humphreys and Safety-Kleen represented that the information contained within the Forms 10-K (including the financial information to which the 1998 and 1999 Auditor's Report were directed) did not contain any material misstatements and did not omit any information necessary to make any of the statements contained therein not materially misleading.

D. Safety-Kleen's Fraud Investigation and Bankruptcy

On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that Winger, Humphreys, and Bragagnolo had been placed on administrative leave pending the results of the internal investigation. Winger, Humphreys, and Bragagnolo were, in fact, placed on "administrative leave" on March 5, 2000.

In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." On or about May 12, 2000, each of the Individual Third Parties resigned his employment at Safety-Kleen. It now appears that each of the

Individual Third Parties resigned because he knew that absent such resignation, Safety-Kleen would unilaterally terminate his employment because of his role in, and responsibility for, the alleged accounting irregularities relating to Safety-Kleen's Financial Statements.

On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the Senior Credit Facility. On June 9, 2000, Winger resigned his position as a director of Safety-Kleen, and Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

On December 13, 2000, thirteen of the Plaintiffs brought the present action against PwC seeking damages for losses allegedly incurred as a result of Safety-Kleen's default on the Senior Credit Facility. Thereafter, on or about May 25, 2001, Plaintiffs filed their First Amended Complaint, through which 46 additional Plaintiffs joined in the single claim of negligent misrepresentation against PwC. In this claim, Plaintiffs allege that PwC was negligent in failing to detect Safety-Kleen's false and misleading statements in the Financial Statements and that, as a result, the Plaintiffs made lending decisions under the Senior Credit Facility that they would not have made had they known the "truth" concerning Safety-Kleen's financial condition.

In its proposed Third-Party Complaint, PwC asserts contribution and indemnity claims against the Proposed Third-Party Defendants, alleging that, (1) through their negligent, fraudulent, and/or otherwise wrongful conduct, they are responsible for the material misrepresentations, if any, contained in the Safety-Kleen's Financial Statements, and (2) Plaintiffs' alleged damages were caused by negligent, fraudulent and/or other wrongful acts committed by the Proposed Third-Party Defendants directly against the Plaintiffs, and not by any act or omission of PwC. Accordingly, PwC further alleges that the Proposed Third-Party Defendants are liable to PwC for any damages to which Plaintiffs may be entitled as a result of the allegations in this case, and to PwC for any liability for damages that may be apportioned to PwC in this case.

E. The Proposed Third-Party Defendants' Liability for Contribution and Equitable Indemnity

As noted above, it is now apparent from the discovery taken to date that Plaintiffs relied primarily on their own due diligence and on direct representations from the Proposed Third-Party Defendants, and not on PwC, in making lending decisions with respect to Safety-Kleen and its predecessors. These representations related to, among other things, (1) the current financial condition of the involved companies before the acquisitions, (2) the prospective financial condition of the combined companies, (3) "synergies" that would be achieved through the combinations, (4) management's future operational plans, including personnel reductions, facility closures, and the like, and (5) restructuring charges that would result from these operational plans. Many of these same representations directly impacted the presentation of Safety-Kleen's financial statements.

If the Financial Statements did not fairly present the financial condition of Safety-Kleen in all material respects and in accordance with generally accepted accounting principles, as has been alleged by Plaintiffs, any such failure to fairly present Safety-Kleen's financial condition resulted from the Proposed Third-Party Defendants' negligent and/or intentional material misrepresentations and/or omissions with respect to Safety-Kleen's actual financial condition to PwC, to Plaintiffs, and to others. Accordingly, to the extent that Plaintiffs relied on Safety-Kleen's Financial Statements, on PwC's Auditor's Reports, or on any other representation by PwC concerning Safety-Kleen's financial condition in making loans or other credit decisions,

Plaintiffs' damages, if any, were caused by the Proposed Third-Party Defendants' omissions and false representations made either to Plaintiffs or to PwC.

II. ARGUMENT AND AUTHORITIES

A. Standard

Pursuant to O.C.G.A. § 9-11-14(a), a defendant may, at any time after an action has commenced, implead a third party "who is or may be liable to him for all or part of the plaintiff's claim against him." Petitions to implead submitted more than 10 days after service of the original answer lie within the discretion of the trial court. O.C.G.A. § 9-11-14(a).

Georgia courts construe the impleader statute liberally to streamline the litigation process and preserve judicial resources. As the Georgia Court of Appeals has explained, "[a] court should liberally construe the impleader provisions to avoid multiplicity of actions, to save time and cost of reduplication of evidence[,] and to assure consistent results from similar evidence and common issues." *Insurance Co. of N. Am. v. Atlas Supply Co.*, 121 Ga. App. 1, 4, 172 S.E.2d 632, 636 (1970) (internal citation omitted); *see also Voyager Life & Health Ins. Co. v. Pulaski Banking Co.*, 181 Ga. App. 201, 202, 351 S.E.2d 725, 726 (1986) (quoting *Insurance Co. of N. Am.*, 121 Ga. App. at 4); *McMichael v. Georgia Power Co.*, 133 Ga. App. 593, 211 S.E.2d 632 (1974). This sound policy in favor of judicial efficiency is set forth in greater detail in *Dery v. Wyer*, 265 F.2d 804 (2d Cir. 1959), upon which the *Insurance Co. of N. Am.* court relied in reaching its decision. As the *Dyer* court explained,

> [t]he general purpose of the rule [in favor of impleader] was to save the time and cost of a reduplication of evidence, to obtain consistent results from identical or similar evidence, and to do away with the serious handicap to a defendant of a time difference between a judgment against him and a judgment in his favor against the third-party defendant.

265 F.2d at 806-07.

B. **Impleader of the Proposed Third-Party Defendants is Proper in This Case**

Impleader under O.C.G.A. § 9-11-14 is appropriate when a defendant seeks contribution from a third-party joint tortfeasor. *See Smith, Kline & French Labs. v. Just*, 126 Ga. App. 643, 191 S.E.2d 632 (1972); *Southern Ry. v. Insurance Co. of N. Am.*, 228 Ga. 23, 183 S.E.2d 912 (1971). In the proposed Third-Party Complaint, PwC seeks contribution and indemnity from the Proposed Third-Party Defendants for any liability that PwC may incur in the event PwC is found liable to Plaintiffs for some or all of their claims. As set forth in the proposed Third-Party Complaint and as discussed above, the Proposed Third-Party Defendants, through their negligent, fraudulent, and/or otherwise wrongful conduct, caused any and all injuries that Plaintiffs sustained, to the extent those injuries were not caused by Plaintiffs' own negligence.

PwC seeks contribution and indemnity from the Proposed Third-Party Defendants on the grounds that they are alleged to be joint tortfeasors with respect to Plaintiffs' claims. A joint tortfeasor is a party whose acts ordinarily and naturally produce the acts of other tortfeasors, or who maliciously procures an injury to be done to another. *See Ketchum v. Price*, 31 Ga. App. 49, 119 S.E. 442 (1923); O.C.G.A. § 51-12-30. The Proposed Third-Party Defendants are liable for contribution under either theory. The Proposed Third-Party Defendants misrepresented the financial condition of Safety-Kleen and concealed those misrepresentations from PwC. As a result, PwC issued "unqualified" auditor's reports on Safety-Kleen's financial statements and is now facing potential liability to the Plaintiffs for its failure to detect and reveal those misrepresentations to the Plaintiffs. Thus, the Proposed Third-Party Defendants naturally and ordinarily caused the acts and omissions for which PwC is now blamed by Plaintiffs in the underlying action. Additionally, the Proposed Third-Party Defendants' misrepresentations on which the Plaintiffs relied directly procured an injury upon Plaintiffs. *See, e.g., Lambert v. Cook*, 25 Ga. App. 712, 104 S.E. 509 (1920) (stating that "procure" encompasses acting through advice, counsel, persuasion, or command, even if no other affirmative act is committed). If the Proposed Third-Party Defendants had not negligently or intentionally misrepresented Safety-Kleen's financial condition in Safety-Kleen's 1997-1999 financial statements, PwC's allegedly negligent audit of those financial statements could not have harmed Plaintiffs and, accordingly, would not be actionable. For this reason, the Proposed Third-Party Defendants are liable to PwC in whole or in part for any judgment rendered against PwC, and a third-party suit for contribution and indemnity is appropriate.

C. This Court Should Exercise Its Discretion in Favor of Impleader

If this Court does not grant PwC leave to implead the Proposed Third-Party Defendants, PwC will be required to initiate a separate action to pursue its contribution and indemnity claims. A separate suit against the Proposed Third-Party Defendants would be an unnecessary and inefficient expenditure of judicial resources. Moreover, absent impleader, PwC will be subjected to a "serious handicap" in terms of the time difference between any judgment against it and a judgment against the Proposed Third-Party Defendants for contribution and indemnity. *See generally Dery*, 265 F.2d at 806-07.[1]

The volume of evidence in the instant case is tremendous, as might be expected in an action involving 59 lending institutions, the merger of two large corporations, and approximately $1 billion in loans that are now under default. *See Insurance Co. of N. Am.*, 121 Ga. App. at 4, 172 S.E.2d at 636 (noting that costs of reduplication of evidence are relevant to a court's decision to allow impleader). Common questions of fact predominate, as the alleged losses originated

---

1 Additionally, should the Court or the parties determine later, after the impleader, that novel questions of law and/or fact have been raised sufficient to warrant the commitment of judicial resources to a wholly new and separate trial, O.C.G.A. § 9-11-14 allows for severance and separate trial of the third-party claim.

from a single source, Safety-Kleen. Important questions of law are also common: the Proposed Third-Party Defendants are liable for negligence, fraud, and/or other wrongful conduct in failing to alert Plaintiffs and PwC to any purported irregularities or problems in Safety-Kleen's accounting records. These factors militate in favor of resolving all of the parties' claims, including PwC's claims against the Proposed Third-Party Defendants, in a single proceeding decided by a single trier of fact.

Plaintiffs, moreover, would suffer no prejudice by the impleader of the named third parties. Any claims of prejudice that Plaintiffs might raise must be viewed in perspective. Plaintiffs have asserted claims on behalf of 59 lending institutions and have represented that additional Plaintiffs will be added in the near future. Given the sheer number of Plaintiffs involved, not to mention the complexity of the issues raised by Plaintiffs, extensive discovery is required. Each Plaintiff has produced or will produce volumes of documents pertinent to their agreements with Safety-Kleen. Furthermore, representatives of each of the Plaintiff institutions will require deposition and probable appearance at trial as witnesses. Given the considerable scope of discovery already necessary in this action, the addition of PwC's claims against the Proposed Third-Party Defendants (which arise out of a common nucleus of fact) will not unduly delay Plaintiffs' claims.

Finally, the interests of justice counsel in favor of granting PwC's Motion for Leave to File Third-Party Complaint. Even if the jury were to find that PwC was negligent in its audits of Safety-Kleen's Financial Statements, Plaintiffs' damages were caused by, and should be sustained by, those who were responsible for the accurate presentation of Safety-Kleen's financial condition, namely, Safety-Kleen, Winger, Bragagnolo, and Humphreys. If PwC's Motion is denied, PwC would be forced to bear the burden of both its own alleged misconduct (which PwC specifically denies) and the Proposed Third-Party Defendants' misconduct. Such a holding would unfairly shift the risk of engaging in large-scale credit agreements from the debtor, who wields ultimate power over company operations, finances, and record-keeping, to the auditor, who wields no control over the company whatsoever. Sound public policy mandates that a corporation and the executives who control the corporation not be permitted to shift their entire liability to an entity that exercises no control over the corporation. *See Cenco Inc. v. Siedman & Siedman*, 686 F.2d 449 (7th Cir. 1982).

III. CONCLUSION

For the foregoing reasons and based on the authorities cited, Defendant PricewaterhouseCoopers LLP respectfully requests that this Court grant its Motion for Leave to File Third-Party Complaint.

Respectfully submitted this 23rd day of October, 2001.

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400

ATTORNEYS FOR DEFENDANT
PRICEWATERHOUSECOOPERS LLP

CERTIFICATE OF SERVICE

This is to certify that I have this 23 day of October, 2001 served upon all parties of record the within and foregoing **DEFENDANT PRICEWATERHOUSECOOPERS LLP'S MEMORANDUM OF LAW IN SUPPORT OF ITS MOTION FOR LEAVE TO FILE THIRD-PARTY COMPLAINT** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Tony L. Axam
AXAM, ADAMS and SECRET
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Stephen D. Susman
SUSMAN GODFREY L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

JPSmith

Jack P. Smith, III

PAUL R. HUMPHREYS
292 Douglas Ridge Green SE
Calgary, Alberta T2Z 3A7
CANADA
403-723-0148(home)
403-723-0149(fax)

February 25, 2002

Michael P. Kenny
Alston & Bird LLP
1201 W. Peachtree Street,
Atlanta, GA
30309
USA

Re: TORONTO-DOMINION (TEXAS) et al. v. PRICEWATERHOUSECOOPERS LLP v. SAFETY-KLEEN CORPORATION et al.
C/A NO. 00 VS 012679 F

Dear Mr. Kenny:

Enclosed is my answer to the Third Party Complaint in the above-referenced case.

Yours sincerely,

Paul R. Humphreys

Encl.

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO-DOMINION(TEXAS), INC. et al.	)	Civil Action NO.00 VS 012679 F
	)	
Plaintiffs,	)	
	)	
v.	)	
	)	
PRICEWATERHOUSECOOPERS LLP,	)	
	)	
Defendant and Third Party Plaintiff,	)	
	)	
v.	)	
	)	
SAFETY-KLEEN CORPORATION, et al.	)	
	)	
Third Party Defendants	)	

ANSWER
PAUL R. HUMPHREYS
THIRD PARTY DEFENDANT

In connection with the Third Party Complaint in the Toronto-Dominion (Texas) et al. v. PricewaterhouseCoopers LLP v. Safety-Kleen Corporation et al. Action (C/A No. 00 VS 012679 F) served me on approximately January 24, 2002 I respond as follows:

1. I admit to working at Laidlaw Environmental Services, Inc and Safety-Kleen Corp. over the past several years, serving initially as Vice-president, Finance and later as Chief Financial Officer.
2. I deny any wrong doing on my part as alleged in the Third Party Complaint. This action is barred by the Statute of Limitations.
3. Due to my limited financial resources I am unable to engage an attorney to represent me in this matter at this time, thus I have prepared this response myself.
4. I reserve the right to seek the court's permission to amend this response to assert any defenses an attorney might later advise if and when I am able to hire one.

Respectively submitted,

Paul R. Humphreys

CERTIFICATE OF SERVICE

By my signature below I certify that a copy of this answer was served upon both Plaintiff's attorney and Defendant and Third Party Plaintiff's attorney by depositing a true and correct copy of same in the Canada Post mail with adequate first-class postage affixed thereon from Calgary, Alberta, Canada on Monday February 25, 2002.

Paul R. Humphreys

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; THE TORONTO-DOMINION BANK; WACHOVIA BANK, N.A.; VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST; VAN KAMPEN SENIOR FLOATING RATE FUND; VAN KAMPEN CLO I, LTD.; VAN KAMPEN CLO II, LTD.; EATON VANCE SENIOR DEBT PORTFOLIO; OAK HILL SECURITIES FUND, LP; ARCHIMEDES FUNDING, L.L.C.; ARCHIMEDES FUNDING II, LTD.; ARCHIMEDES FUNDING III, LTD.; SEQUILS - ING I (HBDGM), LTD.; ML CLO XII PILGRIM AMERICA (CAYMAN) LTD. (QSPV LIMITED); ML CLO XV PILGRIM AMERICA (CAYMAN) LTD., (QSPV LIMITED); PILGRIM AMERICA HIGH INCOME INVESTMENTS LTD. (QSPV LIMITED); PILGRIM CLO 1999-1, LTD.; BHF (USA) CAPITAL CORPORATION; BALANCED HIGH YIELD FUND I LTD.; BALANCED HIGH YIELD FUND II LTD.; THE CIT GROUP/BUSINESS CREDIT, INC.; CREDIT LYONNAIS NEW YORK BRANCH; FIRST DOMINION FUNDING I; FIRST DOMINION FUNDING II; FIRST DOMINION FUNDING III; FIRSTAR BANK, N.A.; MOUNTAIN CAPITAL CLO I, LTD; NATIONAL CITY BANK; ROYAL BANK OF CANADA; AMERICAN GENERAL ANNUITY INSURANCE COMPANY; AIM FLOATING RATE FUND f/k/a FLOATING RATE PORTFOLIO; OASIS COLLATERALIZED HIGH INCOME PORTFOLIOS-1, LTD.; STRATA FUNDING LTD.; AMARA-1 FINANCE, LTD.; THE FUJI BANK, LIMITED; HSBC BANK USA; IMPERIAL BANK; COMERICA BANK; BLACK DIAMOND CLO 1998-1 LTD.; AMARA-2 FINANCE, LTD.; CERES FINANCE LTD.; PPM SPYGLASS FUNDING TRUST;	CIVIL ACTION NO. 00 VS 012679 F

OLYMPIC FUNDING TRUST, SERIES 1999-1; JACKSON NATIONAL LIFE INSURANCE COMPANY; BANCO ESPIRITO SANTO, S.A. f/k/a BANCO ESPIRITO SANTO E. COMMERCIAL DE LISBOA; CYPRESS TREE INVESTMENT FUND L.L.C.; FIRST ALLMERICA FINANCIAL LIFE INSURANCE; CYPRESS TREE INVESTMENT LTD.; CYPRESS TREE INVESTMENT PARTNERS II; CYPRESS TREE SENIOR FLOATING RATE FUND; CYPRESS TREE INSTITUTIONAL FUND, L.L.C.; NORTH AMERICAN SENIOR FLOATING RATE FUND; DAI-ICHI KANGYO BANK, LTD.; SOCIETE GENERALE; SOUTHERN PACIFIC; CAISSEE DE DEPOT ET PLACEMENT DuQUEBEC; CREDIT INDUSTRIEL ET COMMERCIAL; RABOBANK CANADA; COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. RABOBANK NEDERLAND, NEW YORK BRANCH,

Plaintiffs,

v.

PRICEWATERHOUSECOOPERS LLP,

Defendant, Counterclaimant and Third-Party Plaintiff,

v.

SAFETY-KLEEN CORPORATION, KENNETH W. WINGER, PAUL R. HUMPHREYS, MICHAEL J. BRAGAGNOLO, and TD SECURITIES (USA), INC.,

Third-Party Defendants.

PRICEWATERHOUSECOOPERS LLP'S COUNTERCLAIM AGAINST TORONTO DOMINION (TEXAS), INC. AND THE TORONTO DOMINION BANK AND THIRD-PARTY COMPLAINT AGAINST TD SECURITIES (USA), INC.

NATURE OF THIS ACTION

1. Defendant, Counterclaimant, and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC"), on its own behalf and as successor in interest to Coopers & Lybrand L.L.P., hereby files this a Counterclaim and Third-Party Complaint asserting claims for contribution and indemnity against Plaintiffs and Counter-Defendants The Toronto Dominion Bank ("TD Bank") and Toronto Dominion (Texas), Inc. ("TD Texas") and against Third-Party Defendant TD Securities (USA), Inc. ("TD Securities") (collectively, the "TD Entities").

2. PwC audited the financial statements of Laidlaw Environmental Services, Inc. ("LESI") as of August 31, 1997 (the "1997 Financial Statements"), and of Safety-Kleen Corp. (together with its predecessor in interest LESI, "Safety-Kleen") as of August 31, 1998 (the "1998 Financial Statements") and as of August 31, 1999 (the "1999 Financial Statements"). The 1997 Financial Statements, 1998 Financial Statements, and 1999 Financial Statements are collectively referred to herein as the "Financial Statements."

3. The auditor's reports issued by PwC stated that PwC's audits of the Financial Statements (the "Safety-Kleen Audits") were conducted in accordance with Generally Accepted Auditing Standards ("GAAS"), and that, in PwC's opinion, the Financial Statements presented fairly, in all material respects, the financial position of Safety-Kleen as at August 31, 1999, 1998, and 1997.

4. The Plaintiffs in this case (including TD Bank and TD Texas) are various banks, funds, and other financial institutions that extended loans and other forms of credit to Safety-Kleen.

5. The Plaintiffs have filed a Complaint, a First Amended Complaint, and a Second Amended Complaint, each asserting a single count of negligent misrepresentation against PwC, through which they seek to recover from PwC losses they have allegedly incurred as a result of Safety-Kleen's default on those loans and extensions of credit and Safety-Kleen's subsequent bankruptcy.

6. Plaintiffs contend that they advanced funds (the "Advances") to Safety-Kleen under a $2.1 billion syndicated credit facility (the "1998 Credit Facility") and made other related credit decisions (the "Credit Decisions") in reliance on PwC's auditor's reports on the Financial Statements and certain negative assurance letters relating to those loans. Plaintiffs further contend that the Financial Statements contain material misrepresentations concerning the financial condition of Safety-Kleen and that Plaintiffs would not have made the Advances and/or the Credit Decisions had they known the true facts. PwC specifically denies that it is liable to any of the Plaintiffs as alleged in the Second Amended Complaint.

7. The TD Entities were actively engaged in the creation, negotiation, and execution of the 1998 Credit Facility, the accompanying due diligence investigation, and the drafting of Confidential Information Memoranda (the "Bank Books") used to market the 1998 Credit Facility to the other lender Plaintiffs (the "Other Plaintiffs") in this action.

8. Upon information and belief, the Other Plaintiffs' decisions to make the Advances and their other Credit Decisions were based, in whole or in part, upon false information contained in the Bank Books and upon the TD Entities' participation in, due diligence of, and other representations and actions with respect to, the 1998 Credit Facility.

9. The TD Entities are, individually and collectively, wholly or partially responsible for the alleged damages that the Other Plaintiffs' seek to recover from PwC in this action.

Therefore, the TD Entities each should be held responsible to the Other Plaintiffs based upon their respective proportionate shares of fault, and further should be held liable to PwC for any portion of the Other Plaintiffs' Damages for which PwC is found liable.

PARTIES

10. PwC is a limited liability partnership organized under the laws of Delaware that is resident in and conducts business in the State of Georgia. One or more of PwC's partners are residents of the State of Georgia.

11. The Toronto Dominion Bank is a bank chartered and existing under the laws of Canada with its principal place of business in Toronto, Canada. The Toronto Dominion Bank has appeared in this case and, accordingly, no service of process is required.

12. Toronto Dominion (Texas), Inc. is a Delaware corporation with its principal place of business in Houston, Texas. Toronto Dominion (Texas), Inc. has appeared in this case and, accordingly, no service of process is required.

13. TD Securities (USA), Inc. is a Delaware corporation with its principal place of business at 31 West 52nd Street, New York, NY 10019-6101. TD Securities (USA), Inc. may be served with process, and service is hereby requested, by serving its registered agent in Georgia, CT Corporation, 1201 Peachtree Street N.E., Atlanta, Georgia 30361.

14. PwC is informed and believes, and on that basis alleges, that at all relevant times Toronto Dominion Bank, Toronto Dominion (Texas), Inc. and TD Securities (USA), Inc. each acted as the agent of the others in committing the acts or omissions alleged herein.

JURISDICTION AND VENUE

15. This Court has jurisdiction over TD Bank and TD Texas because these entities voluntarily initiated the underlying suit in this Court, thus submitting themselves to this Court's

jurisdiction. TD Securities is a foreign corporation registered with the Secretary of State to conduct business in Georgia.

16. Each of the TD Entities is subject to the jurisdiction of this Court under O.C.G.A. § 9-10-91(2) and/or (3).

17. Venue is proper in this Court pursuant to O.C.G.A. § 9-10-34.

FACTUAL BACKGROUND

A. Rollins Acquisition

18. In May 1997, Rollins Environmental Services, Inc. acquired the hazardous and industrial waste operations of Laidlaw, Inc. in a transaction that resulted in Laidlaw, Inc. owning a majority interest in Rollins (the "Rollins Acquisition"). Following the Rollins Acquisition, the surviving company changed its name to Laidlaw Environmental Services, Inc. ("LESI") and became a publicly traded company.

19. The Rollins Acquisition was funded in large part through a $650 million syndicated credit facility (the "1997 Credit Facility"), in which some of the Plaintiffs in this case participated as lenders.

B. Safety-Kleen Acquisition

20. In late 1997, LESI began courting a Wisconsin corporation known as Safety-Kleen Corp. ("Old Safety-Kleen") as an acquisition target. Although Old Safety-Kleen's management was not receptive to LESI's acquisition overtures, LESI strengthened its efforts to acquire Old Safety-Kleen. In early 1998, LESI succeeded in gaining the requisite approvals for its acquisition of Old Safety-Kleen, and, in May 1998, LESI consummated its hostile takeover of Old Safety-Kleen (the "Safety-Kleen Acquisition"). Soon after the Safety-Kleen Acquisition,

LESI began doing business as "Safety-Kleen," and in late 1998 formally changed its name to Safety-Kleen Corporation.

21. The Safety-Kleen Acquisition was funded in large part by the 1998 Credit Facility, a $2.1 Billion syndicated credit facility in which all of the Plaintiffs in this case allegedly participated as lenders.

C. The TD Entities' Role in Syndicating the 1997 and 1998 Credit Facilities

22. Both the 1997 Credit Facility and the 1998 Credit Facility were syndicated lending arrangements by which a number of different banks, funds, and other lending institutions participated, in varying amounts, in the loan provided to the borrower. Upon information and belief, each of the TD Entities acted as agent for the others in performing these functions.

23. Under both of these credit facilities, TD Bank served as the Canadian Administrative Agent, TD Texas served as the General Administrative Agent, and TD Securities served as the Arranger.

24. In October 1997, TD Bank committed to structure, arrange and syndicate the 1998 Credit Facility in a total amount of $1,800,000,000. Of this amount, TD Bank committed to fund up to $1,400,000,000 (the "Initial TD Commitment") contingent upon successful syndication (*i.e.* sale to other banks) of the remaining $400,000,000 (the "Syndication").

25. TD Securities undertook to use its best efforts to complete the Syndication, for which LESI agreed to pay certain fees (some of which were non-refundable). TD Bank and TD Securities reserved the right to syndicate any portion of the Initial TD Commitment.

26. Once they committed to this initial funding, it became critical to the TD Entities to sell participating interests in the Credit Facilities to other banks and institutional investors.

27. The sale of these interests resulted in substantial fees for the TD Entities and, importantly, allowed the TD Entities to spread the risk of default to these other banks and institutional investors.

28. Consequently, successfully marketing the facilities to other banks and institutional investors was critical to the TD Entities.

1. The TD Entities and Safety-Kleen Provided Materially Misleading Information to Prospective Lenders

29. The TD Entities marketed individual participations or investments in the 1998 Credit Facility to potential participants, including many, if not all, of the Plaintiffs herein. More specifically, the TD Entities had primary responsibility for preparing Confidential Information Memoranda (commonly referred to as "Bank Books") upon which the Plaintiffs relied in making their investment decisions. The TD Entities also sponsored and presented at various marketing sessions (commonly referred to as "Bank Meetings").

30. Although the Bank Books included a purported disclaimer of liability, the TD Entities knew that as a matter of industry practice the participating investors would rely on the truthfulness, completeness and accuracy of the information included in the Bank Books in making their investment decisions. The TD Entities also knew that the participating investors would rely on them to conduct a thorough due diligence before presenting the loan to potential participants.

31. The Bank Books contained numerous misrepresentations and misleading information concerning the historical and projected financial performance of LESI and Safety-Kleen, and failed to disclose information that was critical to the participating investors' ability to make reasonable investment decisions.

32. Among other things, the Bank Books contained misrepresentations concerning the following:

(a) Estimated Cost Synergies Relating To The Safety-Kleen Acquisition. The Bank Books included estimates of the amount of cost savings synergies that LESI's management expected to achieve from the Safety-Kleen Acquisition, which were inconsistent with and greater than the estimated amount of cost savings that LESI's management provided to shareholders in connection with the Tender Offer for Safety-Kleen's stock. The achievement of these cost savings was critical to the new company's ability to generate sufficient cash flow to meet its debt obligations, and, had the Other Plaintiffs known of this difference in cost savings estimates, they would not have invested in the 1998 Credit Facility without further diligence. The TD Entities, however, were well aware of this discrepancy but failed to disclose it to potential loan participants.

(b) The Amount Of Synergies That LESI Had Actually Achieved From The Rollins Acquisition. Specifically, many of the Plaintiffs claim to have relied on the 1997 audited financial statements as reflecting that substantial cost savings had already been "realized" or "achieved" from the acquisition of Rollins Environmental Services in May 1997, a myth which the TD Entities perpetuated in the Bank Books. However, the TD Entities knew that the 1997 audited financial statements could not be relied on for that purpose because LESI had not realized or achieved any significant level of cost savings from the Rollins acquisition in the company's 1997 fiscal year.

(c) LESI's Historical Financial Performance. Among other things, the TD Entities included in the Bank Books pro forma financial information which appeared to be a combination of LESI's, Rollins's, and Safety-Kleen's actual financial performance during the last twelve months. In actuality, the pro forma information was a purported "projection" based on unknown but clearly unreasonable assumptions which effectively assumed $70MM in cost savings from the Rollins transaction that had not actually been realized. Consequently, the Bank Books caused the participating investors to assume as a "base" financial performance that was highly inflated and not tied to LESI's actual operating performance and to be otherwise misled by these projected numbers.

(d) The Basis For The Projections Of Future Performance. Similarly, the TD Entities provided confusing and misleading information in the Bank Books about projected future financial performance. Among other things, the financial projections contained in the Bank Books purported to assume conservative revenue growth. Although the TD Entities knew that the revenue generated by both LESI and Rollins was declining, the TD Entities presented revenue projections in the Bank Books that were $100 million greater than the companies had actually achieved. The TD Entities masked this level of assumed growth by misleading potential investors about the actual combined revenue of the two companies in 1997 and by failing to disclose Rollins' pre-merger financial performance.

33. The TD Entities knew or should have known of these, and other, misrepresentations in the Bank Books, and/or failed to exercise ordinary care in presenting the information in the Bank Books. The TD Entities also knew that the Other Plaintiffs would rely on the Bank Books in deciding to participate in the 1998 Credit Facility, in making the Advances, and in making the Credit Decisions.

2. The TD Entities' Two-Fold Financial Incentive to Complete the Syndication

34. The TD Entities' incentive to complete the Syndication through the misleading Bank Books was two-fold. First, it provided an opportunity for TD Bank and TD Texas to reduce the amount of their risk exposure by transferring the majority of the Initial TD Commitment to a broader group of lenders. Through the Bank Books and Bank Meetings, the TD Entities succeeded in substantially inducing a large number of investors (including the Other Plaintiffs) to participate in the 1998 Credit Facility and, thereby, decreasing the TD Entities' overall exposure. Second, the new participants generated substantial additional fixed transaction fees that were paid to the TD Entities. Thus, by marketing a portion of their overall interest in the 1998 Credit Facility to the new participants (including the Other Plaintiffs), the TD Entities were able to reduce their overall exposure and, at the same time, generate additional fees for themselves.

3. Completion of the Syndication

35. By April 3, 1998, the TD Entities had successfully completed the Syndication, and the total amount of the loan to be provided under the 1998 Credit Facility had increased to $2.1 billion.

36. Upon information and belief, the decision of each initial lender under the 1998 Credit Facility (each an "Initial Lender") to participate in the 1998 Credit Facility was based wholly or partially on the misleading information contained in the Bank Books, presented during the Bank Meetings, or otherwise communicated to each such lender by, or with the assistance of, the TD Entities.

D. Post April 3, 1998 Resale Efforts

37. Even though the TD Entities had sold a substantial portion of the TD Initial Commitment by the time they completed the Syndication on April 3, 1998, the TD Entities thereafter continued their efforts to reduce their exposure under the 1998 Credit Facility.

38. Indeed, the TD Entities helped Safety-Kleen to create a May 1998 Bank Book, and used that Bank Book (at a May 1998 lenders' meeting in New York and elsewhere) to market and sell portions of the remaining amount of the TD Initial Commitment to other banks, funds, and institutions.

39. Other Initial Lenders also sold portions of their initial positions to other banks, funds, and institutions. Such other banks, funds, and institutions purchasing all or a portion of an Initial Lender's position under the 1998 Credit Facility (each a "Subsequent Lender") had access to information regarding the 1998 Credit Facility, including one or more versions of the Bank Books, that was presented by, or with the assistance of, the TD Entities.

40. Upon information and belief, the decision of each Subsequent Lender to purchase a position in the 1998 Credit Facility was based wholly or partially on misleading information contained in the Bank Books, presented during the Bank Meetings, or otherwise communicated by, or with the assistance of, the TD Entities.

E. Discovery of Accounting Irregularities at Safety-Kleen

41. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." The press release noted that Safety-Kleen had on March 5, 2000 placed its three top executives – Kenneth Winger, its Chief Executive Officer, Michael Bragagnolo, its Chief Operating Officer, and Paul Humphreys, its Chief Financial Officer – on administrative leave pending the conclusion of its investigation.

42. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals."

43. Messrs. Winger, Bragagnolo and Humphreys resigned their positions as officers of Safety-Kleen on or about May 12, 2000, and the company's employment of each was subsequently terminated.

44. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness.

45. Three days later, on June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Since that time, Safety-Kleen has continued its business operations as a debtor-in-possession.

F. PwC's Claim Against the TD Entities

46. On or about December 13, 2000, thirteen of Safety-Kleen's lenders initiated this lawsuit against PwC, alleging a single count of negligent misrepresentation against PwC. Through two amendments to their complaint, the Plaintiffs increased their number to 93.

47. These Plaintiffs allege (1) that they are participants in the 1998 Credit Facility, (2) that Safety-Kleen has failed to pay all amounts outstanding under the 1998 Credit Facility, and (3) that the damages they have incurred as a result of Safety-Kleen's non-payment under the 1998 Credit Facility were proximately caused by misrepresentations made by PwC concerning Safety-Kleen's financial condition on which they relied in making decisions with respect to their participation in the 1998 Credit Facility.

COUNT I
CONTRIBUTION

48. PwC incorporates by reference Paragraphs 1 to 47 of this Counterclaim and Third-Party Complaint as if set forth fully herein.

49. The Other Plaintiffs' damages, as alleged in Plaintiffs' Second Amended Complaint as hereafter supplemented and/or amended, were proximately caused – wholly or partially – by the negligent, fraudulent, and/or other wrongful acts of the TD Entities as set forth herein, and not by any act or omission of PwC.

50. Accordingly, the TD Entities are liable to the Plaintiffs for all damages claimed against PwC herein.

51. Alternatively, if PwC is determined to have been at fault and to have contributed to the Other Plaintiffs' injuries, which PwC specifically denies, the conduct of the TD Entities should be presented to the jury for proper apportionment of fault for Plaintiffs' damages alleged in the Second Amended Complaint, as hereafter amended and/or supplemented, and PwC is

entitled to recover from the TD Entities all amounts that PwC pays to Plaintiffs in excess of its proportionate share of fault.

COUNT II
INDEMNITY

52. PwC incorporates by reference Paragraphs 1 to 47 of this Counterclaim and Third-Party Complaint as if set forth fully herein.

53. As set forth herein, the TD Entities actively engaged in negligent, fraudulent, and/or other wrongful conduct that resulted in material misrepresentations concerning the financial condition of Safety-Kleen. Plaintiffs relied on the TD Entities' representations and other actions in making decisions regarding loans and other extensions of credit to Safety-Kleen.

54. Accordingly, any damages to the Other Plaintiffs as a result of the events alleged in the Second Amended Complaint, as hereafter amended or supplemented, were proximately caused by the TD Entities' representations and other actions, and not by any act or omission by PwC. Therefore, PwC is entitled to indemnity from the TD Entities to the full extent of any liability assessed against PwC as a result of the Other Plaintiffs' claim against PwC in this case.

PRAYER FOR RELIEF

WHEREFORE, Defendant, Counterclaimant and Third-Party Plaintiff PricewaterhouseCoopers LLP prays that:

(1) liability for any judgment awarded to the Other Plaintiffs be apportioned to the TD Entities and all other third-party defendants now or hereafter before the Court;

(2) Defendant PricewaterhouseCoopers LLP have judgment against the TD Entities in the same amount or manner which may be assessed against Defendant

PricewaterhouseCoopers LLP as a result of the allegations in Plaintiffs' Second Amended Complaint, as hereafter amended and/or supplemented; and

(3) Defendant PricewaterhouseCoopers LLP have such other and further relief as this Court deems just and proper.

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORP., et al., Third-Party Defendants	)	CIVIL ACTION NO. 00 VS 012679F

SAFETY-KLEEN CORP.'S ANSWER TO
FIRST AMENDED THIRD-PARTY COMPLAINT

Safety-Kleen Corp. ("Safety-Kleen"), by its attorneys, and for its answer to PricewaterhouseCoopers LLP's ("PwC's") First Amended Third-Party Complaint ("FATPC"), states as follows:

1. Admits the allegations of paragraph 1 of the FATPC.

2. Admits the allegations of paragraph 2 of the FATPC.

3. Admits the allegations of the first sentence of paragraph 3 of the FATPC. Safety-Kleen avers that the remaining allegations of paragraph 3 characterize the parties' legal positions, constitute legal argument, describe this litigation and are not directed against Safety-Kleen, and therefore do not require an

answer from Safety-Kleen. To the extent that the allegations may be read as directed against Safety-Kleen, Safety-Kleen denies the allegations.

4. Denies the allegations of paragraph 4 of the FATPC.

5. Avers that the allegations of paragraph 5 characterize the parties' legal positions, constitute legal argument, describe this litigation and are not directed against Safety-Kleen, and therefore do not require an answer from Safety-Kleen. To the extent that the allegations may be read as directed against Safety-Kleen, Safety-Kleen denies the allegations.

6. Admits the allegations of paragraph 6 of the FATPC.

7. Admits that Safety-Kleen is a Delaware corporation whose principal place of business is at 1301 Gervais Street, Columbia, South Carolina 29201. Safety-Kleen further admits that it has conducted business in the State of Georgia. Safety-Kleen denies the remaining allegations of paragraph 7.

8. Admits that Kenneth W. Winger ("Winger") was appointed Safety-Kleen's Chief Executive Officer and President on May 15, 1997, that Safety-Kleen placed Winger on administrative leave on March 5, 2000, that Winger resigned from his employment with Safety-Kleen on May 12, 2000, and that Winger resigned from the Safety-Kleen Board of Directors on June 9, 2000. Safety-Kleen avers that the last sentence of paragraph 8 of the FATPC states a legal conclusion that does not require an answer. Safety-Kleen denies the remaining allegations of paragraph 8.

9. Admits that Paul R. Humphreys ("Humphreys") was appointed Safety-Kleen's Chief Financial Officer and Senior Vice-President for Finance on May 15,

1997, that Safety-Kleen placed Humphreys on administrative leave on March 5, 2000, and that Humphreys resigned from his employment with Safety-Kleen on May 12, 2000. Safety-Kleen avers that the last sentence of paragraph 9 of the FATPC states a legal conclusion that does not require an answer. Safety-Kleen denies the remaining allegations of paragraph 9.

10. Admits that Michael J. Bragagnolo ("Bragagnolo") was appointed Safety-Kleen's Chief Operating Officer and Executive Vice President on May 15, 1997, that Safety-Kleen placed Bragagnolo on administrative leave on March 5, 2000, and that Bragagnolo resigned from his employment with Safety-Kleen on May 12, 2000. Safety-Kleen avers that the last sentence of paragraph 10 of the FATPC states a legal conclusion that does not require an answer. Safety-Kleen denies the remaining allegations of paragraph 10.

11. Admits that each of the Individual Defendants was employed by Safety-Kleen from May 15, 1997 until May 12, 2000. Safety-Kleen denies the remaining allegations of paragraph 11.

12. Avers that the allegations of paragraph 12 of the FATPC state a legal conclusion that does not require an answer, but further states that it does not contest the exercise of this Court's jurisdiction over it with respect to this action.

13. Avers that the allegations of paragraph 13 of the FATPC state a legal conclusion that does not require an answer, but further states that it does not contest that venue in this Court is proper in this action.

14. Admits the allegations of paragraph 14 of the FATPC.

15. Admits the allegations of paragraph 15 of the FATPC.

16. Admits the allegations of paragraph 16 of the FATPC.

17. Admits the allegations of paragraph 17 of the FATPC.

18. Denies the allegations of paragraph 18 of the FATPC.

19. Denies the allegations of paragraph 19 of the FATPC.

20. Admits the allegations of the first and second sentences of paragraph 20 of the FATPC. Safety-Kleen denies the remaining allegations of paragraph 20.

21. Denies the allegations of paragraph 21 of the FATPC.

22. Denies the allegations of paragraph 22 of the FATPC.

23. Denies the allegations of paragraph 23 of the FATPC.

24. Admits the allegations of paragraph 24 of the FATPC.

25. Denies the allegations of paragraph 25 of the FATPC.

26. Admits the allegations of paragraph 26 of the FATPC.

27. Admits the allegations of the first sentence of paragraph 27 of the FATPC. Safety-Kleen denies the remaining allegations of paragraph 27.

28. Admits the allegations of paragraph 28 of the FATPC.

29. Denies the allegations of paragraph 29 of the FATPC.

30. Denies the allegations of paragraph 30 of the FATPC.

31. Admits the allegations of paragraph 31 of the FATPC.

32. Denies the allegations of paragraph 32 of the FATPC.

33. Denies the allegations of paragraph 33 of the FATPC.

34. Admits the allegations of the first and second sentences of paragraph 34 of the FATPC. Safety-Kleen denies the remaining allegations of paragraph 34.

35. Denies the allegations of paragraph 35 of the FATPC.

36. Denies the allegations of paragraph 36 of the FATPC.

37. Denies the allegations of paragraph 37 of the FATPC.

38. Admits the allegations of paragraph 38 of the FATPC.

39. Admits the allegations of paragraph 39 of the FATPC.

40. Admits the allegations of the first and second sentences of paragraph 40 of the FATPC. Safety-Kleen lacks information sufficient to admit or deny the third sentence of the FATPC and therefore denies same.

41. Admits the allegations of paragraph 41 of the FATPC.

42. Admits the allegations of paragraph 42 of the FATPC.

43. Avers that the allegations of paragraph 43 characterize the parties' legal positions, constitute legal argument, describe this litigation and are not directed against Safety-Kleen, and therefore do not require an answer from Safety-Kleen. To the extent that the allegations may be read as directed against Safety-Kleen, Safety-Kleen denies the allegations.

Count I (Contribution)

44. Safety-Kleen repeats and fully incorporates herein by reference paragraphs 1 through 43 above.

45. Denies the allegations of paragraph 45 of the FATPC.

For Safety-Kleen's Answer to the Second Counterclaim

46. Safety-Kleen repeats and fully incorporates herein by reference paragraphs 1 through 45 above.

47. Denies the allegations of paragraph 47 of the FATPC.

Safety-Kleen's First Additional Defense

48. The third-party complaint fails to state a cause of action.

Safety-Kleen's Second Additional Defense

49. PwC's claims are barred in whole or in part by the doctrine of waiver and/or estoppel.

Safety-Kleen's Third Additional Defense

50. PwC's claims are barred in whole or in part by the doctrine of unclean hands and because PwC is *in pari delicto*.

Safety-Kleen's Fourth Additional Defense

51. PwC's claims are barred by reason of the fact that it caused any injury it allegedly suffered.

Safety-Kleen's Fifth Additional Defense

52. PwC's claims are barred by its dilatory conduct and the doctrine of laches.

Safety-Kleen's Sixth Additional Defense

53. PwC's claims are barred by its own comparative and/or contributory negligence.

Safety-Kleen's Seventh Additional Defense

54. PwC's claims do not satisfy the statutory requirements for contribution or indemnification.

Safety-Kleen's Eighth Additional Defense

55. The U.S. Bankruptcy Code, the Stipulation and Order on the Motion of PricewaterhouseCoopers LLP for Relief from Stay to Pursue Litigation that was executed by PwC and Safety-Kleen and entered by the U.S. Bankruptcy Court for the District of Delaware on August 13, 2002, and the agreement between PwC and Safety-Kleen bar PwC from executing on any judgment rendered in this action.

Safety-Kleen's Ninth Additional Defense

56. Safety-Kleen reserves its rights to assert any additional or affirmative defense that may become apparent during the course of discovery.

WHEREFORE, Safety-Kleen respectfully requests that the Court enter judgment:

A. dismissing PwC's third-party claims, with prejudice;

B. awarding Safety-Kleen its costs and attorneys' fees incurred in defending against PwC's third-party claims; and

C. awarding Safety-Kleen such other relief as the Court may deem just and proper.

Respectfully submitted,

SAFETY-KLEEN CORP.

By: [signature]
Elizabeth A. O'Brien
Georgia Bar No. 548560
Robert M. Cary
Daniel J. Hurson
J. Andrew Keyes
WILLIAMS & CONNOLLY LLP
725 Twelfth Street, N.W.
Washington, D.C. 20005
202-434-5000
202-434-5029 (facsimile)

James K. Lehman
General Counsel
SAFETY-KLEEN CORP.
1301 Gervais Street, 19th Floor
Columbia, SC 29201
(803) 933-4200

Attorneys for Safety-Kleen Corp.

Dated: October 15, 2002

CERTIFICATE OF SERVICE

I hereby certify that I caused a copy of the foregoing Safety-Kleen Corp.'s Answer to First Amended Third-Party Complaint to be served, this 15th day of October, 2002, by first-class mail, postage prepaid, on the following counsel:

Tony L. Axam, Esq.
Axam, Adams & Secret
1280 W. Peachtree Street, Suite 310
Atlanta, GA 30309

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey, L.L.P.
901 Main Street, Suite 4100
Dallas, TX 75202-3775

Michael P. Kenny, Esq.
Alston & Bird LLP
1201 W. Peachtree Street, NE
Atlanta, GA 30309-3424

Byron Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, TX 75201

David C. Moore, Esq.
Bellmore & Moore
393 University Avenue, Suite 1600
Toronto, ON M5G 1E6
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Road
Suite 2150
Atlanta, GA 30326

Hersh Wolch, Q.C.
Wolch, Ogle, Wilson, Hursh & deWit
736 – 6 Avenue S.W., Suite 2100
Calgary, Alberta T2P 3T7
Canada

Peter L, Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P.O. Box 1428
Columbia, SC 29202

J. Andrew Keyes

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F .

PWC's RESPONSE TO SAFETY-KLEEN CORP.'S MOTION TO DISMISS FIRST AMENDED THIRD-PARTY COMPLAINT

Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PwC") files this Response to Safety-Kleen Corp.'s Motion To Dismiss First Amended Third-Party Complaint, showing the Court as follows:

INTRODUCTION

Under Georgia law, a defendant may implead a third party "who is or may be liable to him for all or part of the plaintiff's claim against him." In its Third-Party Complaint, PwC alleges that *if* it is found to be liable to the Plaintiffs for their alleged damages, *then* the jury should determine the liability of Safety-Kleen on PwC's contribution and indemnity claims as well. As this Court has previously determined, and as is apparent from the face of the complaint, PwC's Third-Party Complaint is a proper impleader under Georgia law. Accordingly, Safety-Kleen's motion to dismiss the Third-Party Complaint must be denied.

ARGUMENT

I. PwC Properly Seeks to Impose Liability Upon Safety-Kleen for PwC's Alleged Liability to Plaintiffs

PwC has denied liability to the Plaintiffs. PwC has alleged in the alternative, however, that *if* it is determined to be liable, *then* it is entitled to contribution and indemnity from the third-party defendants, including Safety-Kleen.[1] *See* Third-Party Complaint ¶¶ 45, 47. Such a pleading in the alternative, in which a defendant impleads a third-party defendant as secondarily liable, but denies its own liability and asserts that the third-party defendant is "'the culpable part[y],'" may be made by a defendant as a matter of right. *See ARA Transp. v. Barnes*, 183 Ga. App. 424, 425-26, 359 S.E.2d 157, 158-59 (1987) (rejecting the claim of the third-party defendants that they were improperly tendered as substitute defendants and holding that it was error for the trial court to dismiss the third-party complaint because a "defendant has a right to deny liability but plead in the alternative . . . that if he is liable the third-party *is or may be* liable to him for all or part of plaintiff's claim against him, pursuant to . . . OCGA § 9-11-14") (emphasis added); *see also Housing Auth. of Savannah v. Greene*, 259 Ga. 435, 438, 383 S.E.2d 867, 870 (1989) (recognizing that a defendant may "deny the allegations of the complaint, and, at the same time, file an affidavit swearing to the potential malpractice of a third-party defendant"

---

[1] PwC has asserted no direct claims against Safety-Kleen that could be maintained independent of the main action, but has instead asserted claims of secondary liability that are dependent on any liability the plaintiffs have asserted against PwC. Thus, it is unclear why Safety-Kleen has based its argument of improper impleader in part on cases that stand for the proposition that "[t]hird-party pleading does not allow a defendant to implead a third-party defendant to recover on a claim on which the third-party defendant *is alleged to be directly liable to the defendant.*" *Southern Ry. Co. v. Insurance Co. of N. Am.*, 228 Ga. 23, 31, 183 S.E.2d 912, 917 (1971) (emphasis added); *see also Knapp v. Lolley*, 177 Ga. App. 786, 341 S.E.2d 306 (1986); *Dorsey Heating & Air Conditioning Co. v. C.C. Dickson, Inc.*, 153 Ga. App. 599, 266 S.E.2d 282 (1980).

because "it is permissible for a defendant to deny liability as to the plaintiff's claim, while simultaneously impleading a third-party defendant and alleging that if the defendant/third-party plaintiff is liable to the plaintiff then the third-party defendant is liable to him"); *Greenway v. DeKalb County*, 151 Ga. App. 556, 556-57, 260 S.E.2d 552, 553 (1979) (holding that the trial court erred in granting the third-party defendant's motion to dismiss because the third-party plaintiff's denial of liability neither amounted to a tender of a substitute defendant nor failed to state a claim of secondary liability).

It is the policy of Georgia courts "that the impleader provisions are to be liberally construed to avoid a multiplicity of actions, to save time and cost of reduplication of evidence and to assure consistent results from similar evidence and common issues." *McMichael v. Georgia Power Co.*, 133 Ga. App. 593, 594, 211 S.E.2d 632, 634 (1974). Under this policy, unless a third-party complaint shows on its face that it is barred as a matter of law, it should not be stricken. *McMichael*, 133 Ga. App. at 596, 211 S.E.2d at 635. Thus, even if a third-party complaint for contribution or indemnification includes alternative allegations by the third-party plaintiff that it is was not negligent, making its recovery for contribution or indemnification uncertain, the complaint should be allowed to stand. *See id.*; *see also Register v. Stone's Indep. Oil Distribs.*, 122 Ga. App. 335, 344, 177 S.E.2d 92, 98 (1970) (holding that, under Georgia's liberal notice-pleading requirements, a third-party claim for contribution could stand despite the fact that there was "no specific allegation that the third-party plaintiffs and third-party defendants were joint tortfeasors" and that "the allegations [sought] to place the entire blame upon [the] third-party defendants" because the allegations in the third-party complaint did not defeat the claim for contribution as a matter of law), *rev'd on other grounds*, 227 Ga. 123, 179 S.E.2d 68 (1971).

II. PwC's Allegations That Safety-Kleen's Acts or Omissions Were the Proximate Cause of Plaintiffs' Alleged Damages are Essential to PwC's Claims for Contribution and Indemnity and Thus Cannot be Grounds to Dismiss Those Claims.

Third-party claims for contribution and common-law indemnity, by their nature, can be sustained only if the third-party defendant is alleged to be responsible for the damages of the original plaintiff. A claim for contribution under Georgia law can arise only between "joint tortfeasors" whose "separate and independent acts of negligence . . . .combine[]" to cause a plaintiff's injuries. *Gilbert v. CSX Transp., Inc.*, 197 Ga. App. 29, 32, 397 S.E.2d 447, 450 (1990); O.C.G.A. § 51-12-32. Thus, the allegations that Safety-Kleen's misrepresentations caused plaintiffs' alleged damages do not defeat, but instead establish, PwC's contribution claim against Safety-Kleen. In fact, only by impleading a third-party defendant who is responsible for damages to a plaintiff may a defendant have the plaintiffs' damages apportioned among the responsible parties. *See Ross v. A Betterway Rent-A-Car, Inc.*, 213 Ga. App. 288, 289, 444 S.E.2d 604, 605-06 (1994) (rejecting a defendant's claim that damages should have been apportioned between himself and drivers of other vehicles who were not parties to the lawsuit because "[t]he trial court correctly ruled that to the extent defendant believed other persons were responsible for the damage, defendant should have made those persons third-party defendants"); *Caudle v. Whiddon*, 126 Ga. App. 21, 22, 189 S.E.2d 875, 876 (1972) (holding that because there were issues of material fact as to whose negligence—the defendant's or the third-party defendant's—caused damages to the plaintiff, the third-party defendant was not entitled to summary judgment and "[a]pportioning the damages would be for the jury").

Similarly, to sustain a claim that damages should be shifted to a third-party defendant based on a cause of action for indemnity, it is necessary for a third-party plaintiff to allege that the third-party defendant's active negligence was the proximate cause of the plaintiff's injury and that the third-party plaintiff, if negligent, was merely passively negligent in failing to discover the positive acts of negligence of the third-party defendant. *See, e.g., Jova/Daniels/Busby, Inc. v. B&W Mechanical Contractors, Inc.*, 167 Ga. App. 551, 553, 307 S.E.2d 97, 98 (1983). Further, in third-party actions for contribution and indemnity, questions of negligence are ordinarily within the province of the jury. *Id.* Therefore, a determination of whether the plaintiffs were damaged by the passive or active negligence of Safety-Kleen, the other third-party defendants, PwC, or the Plaintiffs themselves cannot be made, as a matter of law, at this stage of the proceedings. Accordingly, PwC's third-party claim for indemnification must be allowed to stand. *See id.*

CONCLUSION

For the foregoing reasons, Defendant and Third-Party Plaintiff PwC respectfully requests that the Court deny Safety-Kleen Corp.'s Motion To Dismiss First Amended Third-Party Complaint.

Dated: November 12, 2002.

Respectfully submitted,

By: [signature]

Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
Jack P. Smith III
Georgia Bar No. 659999

ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070

2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400
ATTORNEYS FOR DEFENDANT AND THIRD-PARTY PLAINTIFF PRICEWATERHOUSECOOPERS LLP

#11315307 v1 - Response to Safety-Kleen's Motion to Dismiss First Amended Third-Party Complaint

CERTIFICATE OF SERVICE

This is to certify that I have this 12 day of November, 2002, served upon all parties of record the foregoing **Response to Safety-Kleen Corp.'s Motion to Dismiss First Amended Third-Party Complaint** by first-class mail, addressed as follows:

Tony L. Axam
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, GA 30309

Michael Reeves
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Rd.
Suite 2150
Atlanta, GA 30326

E. Lawrence Vincent
Susman Godfrey, L.L.P.
901 Main St.
4100 Bank of America Plaza
Dallas, TX 75202-3775

Daniel Hurson
Williams & Connolly LLP
725 12th St., NW
Washington, DC 20005

Peter L. Murphy
The Law Offices of Peter L. Murphy
917 Calhoun St.
Columbia, SC 29202

Paul R. Humphreys
292 Douglas Ridge Green SE
Calgary, AB T2Z 3A7
Canada

JP Smith

Jack P. Smith III

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

DEFENDANT PRICEWATERHOUSECOOPERS LLP'S
<u>MOTION FOR SUMMARY JUDGMENT</u>

COMES NOW, Defendant and Third-Party Plaintiff PricewaterhouseCoopers LLP ("PWC") and respectfully requests that the Court grant summary judgment in its favor pursuant to OCGA § 9-11-56(c) as to each and every claim set forth against PWC in Plaintiffs' Third Amended Complaint dated October 4, 2002. As discussed in more detail in the Memorandum of Law in Support of PricewaterhouseCoopers LLP's Motion for Summary Judgment filed together herewith, Plaintiffs have failed, as a matter of law, to establish one or more elements of their single cause of action for negligent misrepresentation.

WHEREFORE, PwC respectfully requests that Plaintiffs' Third Amended Complaint be dismissed with prejudice, that Plaintiffs recover nothing from PwC, and that PwC have all further relief to which it is justly entitled. Alternatively, PwC requests that partial summary judgment be granted.

DATE: November 15, 2002.

Respectfully submitted,

By: M. Lynn Sykes

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400
ATTORNEYS FOR DEFENDANT PRICEWATERHOUSECOOPERS LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

CERTIFICATE OF SERVICE

This is to certify that I have this the 15 day of November, 2002, served upon all parties of record the foregoing **Motion for Summary Judgment** by depositing a true and correct copy of same in the United States mail with adequate first-class postage affixed thereon, addressed as follows:

Stephen D. Susman, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey, L.L.P.
901 Main Street, Suite 4100
Dallas, Texas 75202-3775

ATTORNEYS FOR PLAINTIFFS

Tony L. Axam, Esq.
Axam, Adams and Secret
1280 W. Peachtree St., Suite 310
Atlanta, Georgia 30309

LOCAL COUNSEL FOR PLAINTIFFS

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly LLP
725 12th Street, N.W.
Washington, D.C. 20005-5901

ATTORNEYS FOR SAFETY-KLEEN

Peter L. Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P.O. Box 1428
Columbia, SC 29202

Hersh Wolch, Q.C.
Wolch, Ogle, Wilson, Hursh & deWit
736-6 Avenue S.W., Suite 2100
Calgary, Alberta T2P 3T7

ATTORNEYS FOR PAUL R. HUMPHREYS

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns, P.C.
945 East Paces Ferry Road, Suite 2150
Atlanta, GA 30326

ATTORNEYS FOR MICHAEL J. BRAGAGNOLO

JJ Smith

Jack P. Smith III

50163964_1.DOC

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC.; et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant, Counterclaimant and Third-Party Plaintiff, v. SAFETY-KLEEN CORPORATION, et al., Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

MEMORANDUM OF LAW IN SUPPORT OF PRICEWATERHOUSECOOPERS LLP'S MOTION FOR SUMMARY JUDGMENT

I.
INTRODUCTION

The Plaintiffs in this case are banks, investment funds and other sophisticated financial institutions that claim to have relied on financial statements audited by PricewaterhouseCoopers LLP ("PwC") in connection with their decisions to buy, retain and/or increase their interests in a high risk, $2.1 billion loan syndicated in 1998. None of the Plaintiffs ever contacted PwC about the loan prior to their decisions to buy, "hold" and/or increase their interests (or at any other time, for that matter). Nor did PwC ever have advance notice of post-syndication trading of the debt, or derivatives trading engaged in by some of the Plaintiffs, for which Plaintiffs now seek to hold PwC responsible.

Given these undisputed facts, Plaintiffs' claims fail as a matter of law because PwC owed no duty to the Plaintiffs. The almost universally accepted general rule, followed in Georgia, is that an auditor does not owe any general duty to lenders, stockholders, trade creditors, or other third parties who rely on their audit opinions. *See Badische Corp. v. Caylor*, 356 S.E.2d 198, 199-200 (Ga. 1987). Rather, the auditor owes a duty to a party not in privity with the auditor only if the auditor (1) knew of the third party and (2) intended for the third party to use the audit report (3) for a purpose that was also known to the auditor. *See id.* Because there is no triable issue of fact on these points, or on other essential elements of Plaintiffs' claims, PwC is entitled to judgment as a matter of law.

II.
STATEMENT OF UNDISPUTED FACTS

The $2.1 Billion 1998 Credit Facility

1. In May 1997, the hazardous and industrial waste operations of Laidlaw, Inc. ("Laidlaw") were merged with Rollins Environmental Services, Inc. ("Rollins"). *See* Third Amended Complaint ("TAC"), ¶ 100. Following this business combination (the "Rollins Acquisition"), the combined company was renamed Laidlaw Environmental Services, Inc. ("LESI"). TAC, ¶ 100.

2. Less than a year later, in April 1998, LESI consummated a tender offer for the purchase of the stock of Safety-Kleen Corp. (the "Safety-Kleen Acquisition"). *See* TAC, ¶ 101. The resulting company operated under the name of Safety-Kleen Services, Inc., and Safety-Kleen Corp. ("Safety-Kleen") became the parent entity. *Id.* The Safety-Kleen Acquisition was financed in part by a $2.1 billion senior secured credit facility (the "1998 Credit Facility").[1] *Id.*

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[1] A true and correct copy of relevant excerpts from the 1998 Credit Facility is attached as Exhibit 1 to the Affidavit of Robert Hoppe ("Hoppe Aff."), which itself is attached at Tab B to the Appendix to Memorandum of Law in Support fo PricewaterhouseCoopers LLP's Motion for Summary Judgment (the "Appendix") and incorporated herein by reference.

The 1998 Credit Facility was funded by a syndicate of banks and other financial institutions, including many of the Plaintiffs. *Id.*

PwC's Audit of the 1998 Financial Statements

3. PwC audited Safety-Kleen's financial statements for the year ended August 31, 1998 (the "1998 Financial Statements"). *See* Hoppe Aff., ¶ 2. Following its 1998 audit, PwC issued its unqualified Report of Independent Accountants on October 29, 1998 (the "1998 Auditors' Report") regarding the 1998 Financial Statements. *See* Hoppe Aff., ¶ 2; Rebuttal Report of Dr. Jeffrey J. Leitzinger ("Leitzinger Rebuttal Report"),[2] p.1.

4. After the 1998 Credit Facility became effective, some of the Plaintiffs bought and sold interests in the 1998 Credit Facility. *See, e.g.,* Deposition of Jano Nixon ("Nixon Depo."), 63:15-64:8 and 67:1-67:15 and Exhibits 1477 – 1480 thereto.[3] At the time that PwC issued its 1998 Auditors' Report, PwC did not know that any of the Plaintiffs, or any other lenders, intended to rely on the 1998 Auditors' Report in connection with their decisions regarding whether to buy or sell interests in the 1998 Credit Facility or in any similar transaction. *See* Hoppe Aff., ¶ 4; Affidavit of Walter Humann ("Humann Aff."), ¶ 4;[4] Affidavit of Peter Chepul

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[2] By agreement of the parties, the Leitzinger Rebuttal Report may be treated as an affidavit for purposes of PwC's motion for summary judgment. A true and correct copy of the Leitzinger Rebuttal Report is attached at Appendix Tab C and incorporated herein by reference.

[3] A true and correct copy of relevant excerpts of the Nixon Depo. and relevant exhibits thereto is attached hereto as Exhibit D and incorporated herein by reference.

[4] A true and correct copy of the Humann Aff. is attached hereto at Appendix Tab E and incorporated herein by reference.

("Chepul Aff."), ¶ 4;[5] Affidavit of Eric Schachner ("Schachner Aff."), ¶ 4.[6] In fact, at the time PwC issued its 1998 Auditors' Report, it did not even know that any such purchases and sales would take place, much less when or what amount of the debt would be traded. *See* Hoppe Aff., ¶ 4; Humann Aff., ¶ 4; Chepul Aff., ¶ 4; Schachner Aff., ¶ 4. Nor did PwC know at that time that the Plaintiffs would rely on the 1998 Auditors' Report in deciding whether to liquidate their interests in the 1998 Credit Facility. *See* Hoppe Aff., ¶ 4; Humann Aff., ¶ 4; Chepul Aff., ¶ 4; Schachner Aff., ¶ 4.

PwC's "Negative Assurance" Letter

5. At Safety-Kleen's request, following the 1998 audit, PwC issued a so-called "negative assurance" letter on October 29, 1998 (the "1998 Negative Assurance Letter"). Hoppe Aff., ¶ 5 and Exhibit 2 thereto. In the 1998 Negative Assurance Letter, PwC stated that, during its audit, it had not noted any violations of certain specific financial covenants contained in the 1998 Credit Facility, but also cautioned that it had not specifically looked for any such violations:

> In connection with our audit, nothing came to our attention that caused us to believe that the Company failed to comply with the terms, covenants, provisions or conditions of Section 10.1(a) through (d), inclusive, of the [1998 Credit Facility] . . . insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance.

Hoppe Aff., ¶ 5 and Exhibit 2 thereto. At the time that PwC issued the 1998 Negative Assurance Letter, it did not know that existing lenders, including some of the Plaintiffs, or any potential

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[5] A true and correct copy of the Chepul Aff. is attached at Appendix Tab F and incorporated herein by reference.

[6] A true and correct copy of the Schachner Aff. is attached at Appendix Tab G and incorporated herein by reference.

lenders, intended to rely on the 1998 Negative Assurance Letter in buying or increasing their interests in the 1998 Credit Facility or in deciding whether to liquidate their interests in the 1998 Credit Facility. *See* Hoppe Aff., ¶ 6; Humann Aff., ¶ 5; Chepul Aff., ¶ 5; Schachner Aff., ¶ 5.

Plaintiffs' Derivatives Transactions With Safety-Kleen

6. Two of the Plaintiffs, Citibank and Toronto Dominion (Texas), allege that they entered into certain derivatives transactions with Safety-Kleen in reliance on PwC's 1998 Auditors' Report. *See* Deposition of Dr. Jeffrey J. Leitzinger (the "Leitzinger Depo."), 5:24-6:2 and Exhibit 1800 thereto (the Expert Report of Dr. Jeffrey J. Leitzinger, or the "Leitzinger Original Report"), pp. 8-10 and Exhibit 8 thereto[7]; *see also* Leitzinger Rebuttal Report, p.6. However, PwC did not know that these Plaintiffs, or any other lenders, intended to rely on PwC's 1998 Auditors' Report in entering into derivatives transactions with Safety-Kleen. *See* Hoppe Aff., ¶ 7; Humann Aff., ¶ 6; Chepul Aff., ¶ 6; Schachner Aff., ¶ 6.

7. Under the terms of the 1998 Credit Facility, Safety-Kleen was required to "hedge" 40% of its floating rate debt, and to complete its interest-rate hedging obligation within 90 days of the effective date of the credit facility, which was April 3, 1998. *See* 1998 Credit Facility, Section 9.12 (Appendix Tab B). Thus, the 1998 Credit Facility required Safety-Kleen to complete the required interest-rate hedging by July 2, 1998, which was more than three months before PwC's 1998 Auditors' Report was issued. Hoppe Aff., ¶ 2.

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[7] A true and correct copy of relevant excerpts of the Leitzinger Depo., together with relevant exhibits thereto, is attached at Appendix Tab H and incorporated herein by reference. Derivatives transactions involve the exchange or "swap" of fixed interest rate payments for floating interest rate payments over a period of time in the future based on an agreed notional principal amount. *See* Leitzinger Original Report, p. 8.

8. Although additional derivatives transactions were later entered into between Safety-Kleen and Citibank and between Safety-Kleen and Toronto Dominion (Texas), PwC was never advised about any of these transactions until after they occurred. Consequently, at the time that PwC issued its 1998 Auditors' Report, PwC had no knowledge that any such derivatives transactions would take place, what type of transactions they would be, what financial value each transaction would have, or who would be involved. Hoppe Aff., ¶ 7; Humann Aff., ¶ 6; Chepul Aff., ¶ 6; Schachner Aff., ¶ 6.

Safety-Kleen's Fraud Investigation and Bankruptcy

9. On March 6, 2000, Safety-Kleen issued a press release stating that it had "initiated an internal investigation of its prior reported financial results and certain of its accounting policies and practices following receipt by [its] Board of Directors of information alleging possible accounting irregularities that may have affected the previously reported financial results of [Safety-Kleen] since fiscal year 1998." TAC, ¶ 106. The press release further noted that the three top officers of Safety-Kleen had been placed on "administrative leave" pending the results of the investigation. *Id.*

10. In subsequent press releases, Safety-Kleen reported that its previously reported financial results had failed to disclose accounting irregularities, "including inappropriate recognition of gain on derivatives transactions, improper revenue recognition, inappropriate capitalization of costs, and insufficient liability accruals." TAC, ¶¶ 108-110.

11. On June 6, 2000, Safety-Kleen announced that it had failed to make required principal and interest payments on certain outstanding indebtedness, including a $43 million payment due under the 1998 Credit Facility. TAC, ¶ 111. On June 9, 2000, Safety-Kleen filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. TAC, ¶ 112.

Plaintiffs' Allegations Against PwC

12. The Plaintiffs in this case have brought a single count of negligent misrepresentation against PwC. TAC, ¶¶ 121-127. Through this negligent misrepresentation claim, Plaintiffs, 93 lenders who allege that they advanced more than $1.5 billion to Safety-Kleen under the 1998 Credit Facility, contend that, absent PwC's negligent misrepresentations in the 1998 Auditors' Report and the 1998 Negative Assurance Letter, they would have discovered that Safety-Kleen was in default of the 1998 Credit Facility, would have made no further extensions of credit, and would have liquidated their existing interests in the 1998 Credit Facility and thereby recovered most or all of their investments. *See* TAC, ¶¶ 4-96, 122-126 and Leitzinger Rebuttal Report, p.3.

13. Interestingly, in their Original, First Amended, and Second Amended Complaints, the Plaintiffs complained that PwC's alleged negligent misrepresentations regarding Safety-Kleen's 1997, 1998 and 1999 financial statements wrongfully induced the Plaintiffs to *enter into* the 1998 Credit Facility. In their Third Amended Complaint, filed almost two years after this lawsuit was initiated and apparently after the Plaintiffs recognized that PwC had no duty to them with respect to their decisions to enter into the 1998 Credit Facility, the Plaintiffs limited their claim against PwC solely to PwC's 1998 Auditors' Report and 1998 Negative Assurance Letter and, for the first time, changed their theory of damages from one of "wrongful inducement to *enter into* the 1998 Credit Facility" to one of "wrongful inducement to *refrain from liquidating their interests* in the 1998 Credit Facility." *Compare* Leitzinger Original Report, p.3 ("It is my understanding that in determining whether to extend the April 1998 credit facility, Lenders relied upon LESI's [1997] financial statements . . . and PwC's auditors' report on those financial statements."), *with* Leitzinger Rebuttal Report, p.3 ("I understand that, had PwC provided correct financial information for Safety-Kleen for fiscal 1998 . . . Plaintiffs would have then liquidated

their Original Holdings."). But this change in theory does not rescue the Plaintiffs' claim from its fatal flaw – namely, failure as a matter of law for lack of duty.

III.
ARGUMENT AND AUTHORITIES

A. The Summary Judgment Standard.

"Summary judgment is proper when there is no genuine issue of material fact and the movant is entitled to judgment as a matter of law. OCGA § 9-11-56(c). To obtain summary judgment, a defendant need not produce any evidence, but must only point to an absence of evidence supporting at least one essential element of the plaintiff's claim." *White v. BDO Seidman*, 549 S.E.2d 490, 492 (Ga. App. 2001).

Plaintiffs' only claim against PwC in this case is for negligent misrepresentation. *See* TAC, ¶¶ 121-127. The essential elements of this claim include a "misrepresentation" by PwC, a "duty" flowing from PwC to the Plaintiffs, Plaintiffs' "justifiable reliance" on the alleged misrepresentation, and resulting "damages." *See Robert & Company Assoc. v. Rhodes-Haverty Partnership*, 300 S.E.2d 503, 504 & n.1 (Ga. 1983). Here, PwC owed Plaintiffs no duty as a matter of law. In addition, the three other essential elements of Plaintiffs' negligent misrepresentation claim are lacking for portions of Plaintiffs' claims. Accordingly, PwC is entitled to summary judgment on Plaintiffs' Third Amended Complaint.

B. Plaintiffs' Claims Fail as a Matter of Law for Lack of Duty.

Under Georgia law, an auditor generally does not owe any duty to non-clients such as the Plaintiffs. *See Robert & Company*, 300 S.E.2d at 504. The Georgia courts do, however, recognize the limited exception to this general rule found in Section 552 of the Restatement (Second) of Torts. *See Badische Corp.*, 356 S.E.2d at 199-200.[8]

1. The Section 552 "Duty" Standard.

Under Section 552, liability for a negligent misrepresentation is limited to loss suffered by one for whose benefit the information was *intended* with respect to a *known transaction* that the information was intended to influence:

> (1) One who, in the course of his business, profession or employment . . . supplies false information for the guidance of others in their business transactions, is subject to liability for pecuniary loss caused to them by their justifiable reliance

[8] Georgia law may not apply to all of the Plaintiffs since Georgia courts apply the *lex loci delictis* doctrine when analyzing choice of law with respect to tort claims. *See Velten v. Lippert*, 985 F.2d 1515, 1521 (11th Cir. 1993) ("The Georgia conflict of laws rule for tort actions is *lex loci delecti.*"); *International Business Machines Corp. v. Kemp*, 536 S.E.2d 303, 306 (Ga. App. 2000) (same). Under the *lex loci delictis* doctrine, "the law of the place where the injury occurred, rather than the place where the act was committed, determines the substantiave rights of the parties." *Management Science America, Inc. v. NCR Corp.*, 765 F.Supp. 738, 739 (N.D. Ga. 1991). With respect to claims based on alleged economic injury, the injury "occurs" where the Plaintiff resides. *See Kemp*,, 536 S.E.2d at 307; *Velten*, 985 F.2d at 1521; *Garland v. Advanced Medical Fund, L.P. II*, 86 F.Supp.2d 1195, 1205 (N.D. Ga. 2000). However, the exception to the general rule that no duty exists is even more limited in the relevant jurisdictions that have not adopted Restatement Section 552. A brief summary of the duty standard applicable in each plaintiff's home jurisdiction is set out at Appendix Tab A and incorporated herein by reference. *See also* Affidavit of Peter Hay ("Hay Aff.") and Expert Report of Peter Hay, Memorandum on Auditors' Liability Under Certain Foreign Laws attached thereto, and the Affidavit of Nigel R.L. Clifford ("Clifford Aff.") and the Report of Nigel R.L. Clifford attached thereto. True and correct copies of the Hay Aff. and Clifford Aff. are attached at Appendix Tabs M and N, respectively, and are incorporated herein by reference. Each Plaintiff's home jurisdiction is listed in Paragraphs 4-96 of Plaintiffs' Third Amended Complaint. If the Court determines that PwC owed no duty to the Plaintiffs under the Section 552 standard, then this determination will negate the existence of a duty under any of the possibly applicable standards. If the Court determines that PwC may have owed a duty to the Plaintiffs under the Section 552 standard, then PwC respectfully requests that the Court find that PwC owed no duty to the Plaintiffs subject to the more stringent duty standards – the "near-privity" standard, the restrictive statutory standards of Michigan, Illinois and New Jersey, and the common-law of the applicable foreign jurisdictions.

> upon the information, if he fails to exercise reasonable care or competence in obtaining or communicating the information.
>
> (2) Except as stated in Subsection (3),[9] the liability stated in Subsection (1) is limited to loss suffered
>
>> (a) by the person or one of a limited group of persons *for whose benefit and guidance he* ***intends*** *to supply* the information or *knows* that the recipent intends to supply it; and
>>
>> (b) through reliance upon it *in a transaction that he* ***intends*** the information to influence or *knows* that the recipient so intends or in a substantially similar transaction.

RESTATEMENT (SECOND) OF TORTS § 552 (1977) (emphasis added); *see also, e.g., Bily v. Arthur Young & Co.*, 834 P.2d 745, 769, 773 (Cal. 1992); *Badische Corp.*, 356 S.E.2d at 199-200 & n.1; *Nycal Corp. v. KPMG Peat Marwick LLP*, 688 N.E.2d 1368, 1372 (Mass. 1998). Section 552 thus limits the group of persons to whom accountants owe a duty, and does not allow for recovery by the "unlimited class of persons whose presence is merely 'foreseeable.'" *Badische Corp.*, 356 S.E.2d at 200. Moreover, no legal duty exists unless the auditor **also** knows, at the time the report is issued, the type and magnitude of the transaction he intends to influence. *See* RESTATEMENT (SECOND) OF TORTS § 552, Comment j and illustrations 13-15 (1977).

Under Section 552(2), the "limited group" of persons to whom an auditor owes a duty of care is quite narrow. For example, a company's potential creditors are outside the limited group to whom the company's accountants may be liable for negligent misrepresentation, unless "it can be shown that the representation was made *for the purpose* of inducing [the creditor] to rely and act upon the reliance" and the accountant "is *actually aware* [that the creditor] will rely upon the information [the accountant] prepared." *See Badische Corp.*, 356 S.E.2d at 200 (emphasis

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[9] Subsection (3) of Section 552 deals with the liability of one who is under a public duty to provide information, which is inapplicable here.

added) (internal quotations omitted). *See also McCamish, Martin, Brown & Loeffler*, 991 S.W.2d at 794 ("This formulation limits liability to situations in which the [professional] who provides the information is aware of the nonclient and intends that the nonclient rely on the information. In other words, a section 552 cause of action is available only when information is transferred by [a professional] to a known party for a known purpose.").

Requiring that an auditor have actual knowledge of the purpose for which its audit reports will be used "permits an accountant to prepare with special care portions of an audit relevant to the persons who will rely on it. Moreover, actual notice allows an accountant to practice his or her profession without fear of future suits brought by unknown parties that may come into possession of an audited statement." *Badische Corp. v. Caylor*, 630 F.Supp. 1196, 1198-99 (N.D.Ga. 1986), *question certified by* 806 F.2d 231 (11th Cir. 1986), *certified question answered by* 356 S.E.2d 198 (Ga. 1987), *conformed to answer to certified question* 825 F.2d 339 (11th Cir. 1987). Conversely, an auditor's general knowledge that its audit reports are incorporated into financial statements that may be disseminated to and relied upon by lenders, investors, stockholders and creditors is not sufficient to create a duty to these third parties. The comments to Section 552 make this point crystal clear:

> A, an independent public accountant, is retained by B Company to conduct an annual audit of the customary scope for the corporation and to furnish his opinion on the corporation's financial statements. A is not informed of any intended use of the financial statements; but A knows that the financial statements, accompanied by an auditor's opinion, are customarily used in a wide variety of financial transactions by the corporation and that they may be relied upon by lenders, investors, shareholders, creditors, purchasers and the like, in numerous possible kinds of transactions. In fact B Company uses the financial statements and accompanying auditor's opinion to obtain a loan from X Bank. Because of A's negligence, he issues an unqualifiedly favorable opinion upon a balance sheet that materially misstates the financial position of B Company, and through reliance upon it X Bank suffers pecuniary loss. A is not liable to X Bank.

RESTATEMENT (SECOND) OF TORTS, § 552, Comment h., illustration 10 (1977).

2. PwC Owed No Duty to Plaintiffs With Respect to Their New Claim for "Holding" Damages.

To analyze the issue of whether PwC owed a duty to the Plaintiffs with respect to their new damages claim, the Plaintiffs can be separated into two groups: (a) those who purchased their interest in the 1998 Credit Facility before the 1998 Auditors' Report was issued and allegedly "held" in reliance thereon (the "Original Holdings Plaintiffs"), and (b) those who purchased or increased their interest in the 1998 Credit Facility after the 1998 Auditors' Report was issued (the "Subsequent Purchaser Plaintiffs").[10] Since PwC had no advance knowledge of the nature and magnitude of the transactions entered into by either of these groups of Plaintiffs, PwC owed no duty to either group.

a. PwC owed no duty to the Subsequent Purchaser Plaintiffs because it had no knowledge of their potential purchases when the 1998 Auditors' Report and 1998 Negative Assurance Letter were issued.

At the time that PwC issued its 1998 Auditors' Report and 1998 Negative Assurance Letter, PwC did not know that any of the Plaintiffs, or any other lenders, intended to rely on the Report or the Letter in connection with decisions to buy or sell interests in the 1998 Credit Facility or in any similar transaction. *See* Hoppe Aff., ¶¶ 4, 6; Humann Aff., ¶ 4, 5; Chepul Aff., ¶¶ 4, 5; Schachner Aff., ¶¶ 4, 5. In fact, at the time that PwC issued its Report and Letter, it did not even know that any such purchases and sales would take place, much less when or what amount of the debt would be traded. *See* Hoppe Aff., ¶¶ 4, 6; Humann Aff., ¶ 4, 5; Chepul Aff., ¶¶ 4, 5; Schachner Aff., ¶¶ 4, 5. Since PwC lacked actual knowledge of those who were to use the 1998 Auditors' Report and/or 1998 Negative Assurance Letter and of the purpose for which

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[10] The members of these two groups of Plaintiffs can be identified by reference to the Leitzinger Rebuttal Report, Exhibit 3a (Appendix Tab C).

that Report and/or Letter were to be used, PwC owed no duty to those Plaintiffs who purchased an interest in the 1998 Credit Facility after the 1998 Auditors' Report was issued. *See Badische Corp.*, 356 S.E.2d at 199-200 & n.1. Accordingly, the claims of those Plaintiffs – the Subsequent Purchaser Plaintiffs – must be dismissed. *See Robert & Co.*, 300 S.E.2d at 504 & n.1 ("duty" is an essential element of Plaintiffs' negligent misrepresentation claim); *White*, 549 S.E.2d at 492 (summary judgment is required in the absence of evidence establishing all essential elements of a plaintiff's claim).

b. PwC owed no duty to the Original Holdings Plaintiffs because it had no advance knowledge that these Plaintiffs would choose to, or could, liquidate their interests rather than exercise a remedy specified in the 1998 Credit Facility.

The claims of those Plaintiffs who "held" their interests in the 1998 Credit Facility in alleged reliance on the 1998 Auditors' Report and 1998 Negative Assurance Letter also fail for lack of "duty." For PwC to have had a duty to these Plaintiffs, PwC first must have had actual knowledge of both the identities of these Plaintiffs and the fact that these Plaintiffs would rely on the 1998 Auditors' Report and/or 1998 Negative Assurance Letter in deciding to refrain from selling their interests in the 1998 Credit Facility. *See Badische,* 356 S.E.2d at 199-200 & n.1; RESTATEMENT (SECOND) OF TORTS § 552 (1977). But PwC had no knowledge that the Plaintiffs would have chosen to sell their interests in the 1998 Credit Facility absent the alleged misrepresentations in the 1998 Auditors' Report and/or 1998 Negative Assurance Letter. *See* Hoppe Aff., ¶¶ 4, 6; Humann Aff., ¶ 4, 5; Chepul Aff., ¶¶ 4, 5; Schachner Aff., ¶¶ 4, 5.

Since PwC lacked actual knowledge of the transaction on which the Original Holdings Plaintiffs' damages claim is based – that is, liquidation of their interests in the 1998 Credit Facility – they had no duty to the Original Holdings Plaintiffs with respect to that transaction.

Accordingly, the claims of the Original Holdings Plaintiffs fail as a matter of law and must be dismissed.

3. PwC Had No Duty to Those Plaintiffs who Entered into Derivatives Transactions with Safety-Kleen.

Plaintiffs Citibank and Toronto Dominion (Texas) allege that they relied on PwC's 1998 Auditors' Report and/or 1998 Negative Assurance Letter in entering into certain derivatives transactions with Safety-Kleen and that, as a result, they incurred damages when Safety-kleen went into bankruptcy and failed to pay amounts owed under those derivatives contracts. *See* Leitzinger Rebuttal Report, p. 6. At the time that PwC issued its 1998 Auditors' Report and 1998 Negative Assurance Letter, however, it did not know that anyone intended to use the Report and/or Letter in deciding to enter into derivatives transactions with Safety-Kleen. *See* Hoppe Aff., ¶ 7; Humann Aff., ¶ 6; Chepul Aff., ¶ 6; Schachner Aff., ¶ 6. Since PwC had no such knowledge, PwC had no duty to Citibank or Toronto Dominion (Texas) with respect to their derivatives transactions with Safety-Kleen. Accordingly, their claim for damages based on their derivatives contracts with Safety-Kleen must be dismissed.

C. Plaintiffs' New Damages Claim is Based on Pure Speculation and, as such, Fails as a Matter of Law.

Plaintiffs' new damages claim is set out in the Leitzinger Rebuttal Report and in the Supplemental Report of Allen W. Sanborn ("Sanborn Supplemental Report").[11] As set forth in those reports, Plaintiffs who purchased their interests in the 1998 Credit Facility before the 1998

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[11] By agreement of the parties, the Sanborn Supplemental Report may be treated as an affidavit for purposes of PwC's summary judgment motion. A true and correct copy of the Sanborn Supplemental Report is attached at Appendix Tab I and incorporated herein by reference.

Auditors' Report was issued (the "Original Holdings Plaintiffs") now claim that they were damaged when, in reliance on the 1998 Auditors' Report, they "held" – or refrained from selling – their interests in the 1998 Credit Facility. *See* Leitzinger Rebuttal Report, p. 3 ("I understand that, had PwC provided correct financial information for Safety-Kleen for fiscal 1998 . . . Plaintiffs would have then liquidated their Original Holdings."); Sanborn Supplemental Report, pp. 3-4 (Had the "true financials" been released in October 1998, "Plaintiffs would have: (a) sold their debt to lower tier holders (refinanced with other lenders who have more of an appetite for risk); . . . .").[12]

Plaintiffs' own expert has identified several potential courses of action the Plaintiffs could have taken if they had "correct" 1998 financial information, including calling a default and trying to do a workout. *See* Sanborn Depo., 441:21-443:9. Which of these courses of action the Plaintiffs individually or as a group would have taken is pure speculation. Certainly, Plaintiffs' new contention that they could have recovered "all or almost all of their money"[13] through a liquidation of their interests in the 1998 Credit Facility is based on pure speculation. Such speculation is insufficient, as a matter of law, to support Plaintiffs' claim for damages. *See, e.g.*,

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[12] As an initial matter, it is interesting that it is only at this late stage in this case – nearly two years after the Plaintiffs filed their Original Complaint – that the Plaintiffs' damages theory has changed from "we *would never have bought* into the 1998 Credit Facility" to "we *would have sold* our interests in the 1998 Credit Facility" absent PwC's alleged negligence. It is even more telling that in his initial report, Mr. Sanborn addressed the options Plaintiffs could have taken if they had "correct" 1998 financial information, yet failed to mention in his report or deposition that "liquidation" was even *an* alternative -- much less *the* alternative – that Plaintiffs would have pursued absent PwC's alleged negligence. *See* Deposition of Allen W. Sanborn ("Sanborn Depo."), 441:21-443:9 (failing to include "liquidation" among the available options that the Plaintiffs would have pursued upon revelation of Safety-Kleen's "true" financial condition). A true and correct copy of relevant excerpts of the Sanborn Depo. is attached at Appendix Tab J and incorporated herein by reference.

[13] *See* Sanborn Supplemental Report, p. 3.

MTW Inv. Co. v. Alcovy Props., 491 S.E.2d 460, 463 (Ga. App. 1997) (where plaintiff produced no evidence that there were prospective purchasers who would have purchased lots that were to result from planned subdivision of real estate, damages claim based on inability to sell lots because of *lis pendens* and subsequent condemnation was too speculative as a matter of law); *Molly Pitcher Canning Co. v. Central of G.R. Co.*, 253 S.E.2d 392, 396 (Ga. App. 1979) ("[t]he general rule as to the recoverability of lost profits as an item of damages is that the expected profits of a commercial venture are not recoverable as they are too speculative, remote, and uncertain") (internal citations omitted). Accordingly, the damages claims of the Original Holdings Plaintiffs must be dismissed.

D. Plaintiffs' Claims Based on the 1998 "Negative Assurance" Letter Also Fail as a Matter of Law for Lack of Justifiable Reliance and for Lack of a Misrepresentation.

1. Plaintiffs' Claims Based on the 1998 Negative Assurance Letter Fail for Lack of Justifiable Reliance.

Plaintiffs' claims based on the 1998 Negative Assurance Letter fail because, as a matter of law, there could be no justifiable reliance. The 1998 Negative Assurance Letter included the following language:

> In connection with our audit, nothing came to our attention that caused us to believe that the Company failed to comply with the terms, covenants, provisions or conditions of Section 10.1(a) through (d), inclusive, of the [1998 Credit Facility] . . . insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance.

See Hoppe Aff., ¶ 5 and Exhibit 2 thereto. Thus, through the 1998 Negative Assurance Letter, PwC simply said, in essence, that it did not notice any violations of the referenced covenants, although it was not specifically looking for such violations. Because of the disclaimer clearly set out in the 1998 Negative Assurance Letter, the Plaintiffs' alleged reliance thereon as a matter of law cannot have been justifiable.

The 1994 decision by the Georgia Court of Appeals in *First National Bank of Newton County v. Sparkmon*[14] is particularly instructive on this issue. In the *Sparkmon* case, Sparkmon prepared certain compilation financial reports on M&L Electrical Company that were provided to M&L's lender, First National Bank. First National Bank extended credit to M&L in reliance on the compilation financial reports prepared by Sparkmon. After M&L defaulted on over $400,000 in loans, First National Bank sued Sparkmon for professional negligence. *See Sparkmon*, 442 S.E.2d at 804-05. Each of the compilation reports included the following language disclaiming any opinion by Sparkmon:

> [The compilation report is] limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Id. at 805.

In affirming the trial court's judgment dismissing First National Bank's claims on the pleadings, the Georgia Court of Appeals held that the disclaimer quoted above was "effective to preclude any justifiable reliance by a third party upon the review and compilation reports they prefaced." *Id.* at 805. Thus, the court concluded that, as a matter of law, a third party cannot justifiably rely on an auditor's statement when the auditor expressly disclaims any opinion or other form of assurance.

Just as in the *Sparkmon* case, the disclaimer contained in PwC's 1998 "Negative Assurance" Letter, as a matter of law, precludes justifiable reliance by a third party. Just as in *Sparkmon*, PwC here offered no opinion or assurance through its "Negative Assurance" Letter. Rather, PwC said simply, in essence, "We have not noted any covenant violations, but we

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14 442 S.E.2d 804 (Ga. App. 1994).

weren't looking for any, either." Certainly, PwC's disclaimer is "effective to preclude any justifiable reliance by a third party." *See id.* at 805. Accordingly, Plaintiffs' claims based on the 1998 Negative Assurance Letter fail as a matter of law for lack of justifiable reliance.

2. Plaintiffs' Claims Based on the 1998 Negative Assurance Letter Fail Since, as a Matter of Law, There Was No Misrepresentation.

As discussed above, the 1998 Negative Assurance Letter addressed Safety-Kleen's potential non-compliance with Sections 10.1(a) through (d) of the 1998 Credit Facility as of August 31, 1998. *See* Hoppe Aff., ¶ 5 and Exhibit 2 thereto (the 1998 Negative Assurance Letter). By the unambiguous terms of Sections 10.1(a) through (d), the financial covenants at issue were effective "commencing with the fiscal quarter ending November 30, 1998." *See* 1998 Credit Facility, Sections 10.1(a)-(d) (Appendix Tab B). Thus, the financial covenants at issue in the 1998 Negative Assurance Letter did not become effective until after August 31, 1998 – the "as of" date for the 1998 Negative Assurance Letter. Since the covenants at issue were not yet effective, PwC's statement that "nothing came to [its] attention that cause[d] [it] to believe that the Company failed to comply with the terms, covenants, provisions or conditions of Section 10.1(a) through (d)" cannot have been a misrepresentation. Simply put, PwC's statement was true because Safety-Kleen could not have been in violation of Sections 10.1(a) through (d) of the 1998 Credit Facility at that time. Indeed, Plaintiffs have admitted as much. *See* Deposition of Michael Hatley (ING Capital) ("Hatley Depo."),[15] 120:14-121:7 (admitting that, "to the extent that this letter is limited to those four covenants it really didn't tell you anything"); Deposition of

[15] A true and correct copy of relevant excerpts of the Hatley Depo. is attached at Appendix Tab K and incorporated herein by reference.

Jeffrey A. Bakalar (Pilgrim) ("Bakalar Depo."),[16] 137:9-137:14 (stating that it is "definitely correct" that "there could not have been a violation of those provisions as of October 6, 1998, because the covenant reporting period had not yet begun"); Sanborn Depo., 443:10-443:21 (agreeing that "the audited financial statements for the year ended August 31, 1998, were not relevant for purposes of calculation of the financial covenants of the 1998 credit agreements").

There is no evidence that the 1998 Negative Assurance Letter contained a misrepresentation. Accordingly, Plaintiffs' claims based on the 1998 Negative Assurance Letter fail as a matter of law.

IV.
CONCLUSION AND PRAYER FOR RELIEF

Plaintiffs' claims against PwC fail as a matter of law for a number of reasons. First, with respect to PwC's 1998 Auditors' Report, PwC had no duty to the Plaintiffs. Second, Plaintiffs' claims based on the 1998 Negative Assurance Letter fail (a) for lack of duty, (b) because the disclaimer in the 1998 Negative Assurance Letter precludes justifiable reliance, and (c) because there could not have been a misrepresentation. Third, all of Plaintiffs' claims based on the damages theory that they would have liquidated their interests in the 1998 Credit Facility fail as a matter of law because of the speculative nature of those alleged damages.

Because Plaintiffs cannot establish at least one essential element of their negligent misrepresentation claims against PwC, PwC is entitled to summary judgment. Accordingly, PwC respectfully requests that Plaintiffs' Third Amended Complaint be dismissed with

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[16] A true and correct copy of relevant excerpts of the Bakalar Depo. is attached at Appendix Tab L and incorporated herein by reference.

prejudice, that Plaintiffs recover nothing from PwC, and that PwC have all further relief to which it is justly entitled. Alternatively, PwC requests that partial summary judgment be granted.

Dated: November 15, 2002.

Respectfully submitted,

By: M. Lynn Sykes

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP

M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400
ATTORNEYS FOR
PRICEWATERHOUSECOOPERS LLP

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff v. SAFETY-KLEEN CORP., et al. Third-Party Defendants.	CIVIL ACTION NO. 00 VS 012679 F

APPENDIX TO MEMORANDUM OF LAW IN SUPPORT OF PRICEWATERHOUSECOOPERS LLP'S MOTION FOR SUMMARY JUDGMENT

COMES NOW Defendant PricewaterhouseCoopers LLP ("PwC") and files this Appendix to Memorandum of Law in Support of Pricewaterhousecoopers LLP's Motion for Summary Judgment (the "Appendix"). Attached to the Appendix is the following evidence cited in PwC's Memorandum of Law in Support of Motion for Summary Judgment:

TAB	DESCRIPTION
A.	Summary of Applicable Duty Standard in Plaintiffs' Home Jurisdictions.
B.	Affidavit of Robert Hoppe and Exhibits thereto.
C.	Rebuttal Report of Jeffrey J. Leitzinger.
D.	Excerpts of Deposition of Jano Nixon and Exhibits thereto.
E.	Affidavit of Walter Humann.
F.	Affidavit of Peter Chepul.
G.	Affidavit of Eric Schachner.
H.	Excerpts of Deposition of Jeffrey J. Leitzinger and Exhibits thereto.
I.	Supplemental Report of Allen W. Sanborn.
J.	Excerpts of Deposition of Allen W. Sanborn and Exhibits thereto.
K.	Excerpts of Deposition of Michael Hatley and Exhibits thereto.
L.	Excerpts of Deposition of Jeffrey Bakalar and Exhibits thereto.
M.	Affidavit of Peter Hay.
N.	Affidavit of Nigel R.L. Clifford.

DATE: November 15, 2002.

Respectfully submitted,
By: M. Lynn Sykes

William C. Humphreys, Jr.
Georgia Bar No. 378100
Michael P. Kenny
Georgia Bar No. 415064
Kristine McAlister Brown
Georgia Bar No. 480189
M. Lynn Sykes
Georgia Bar No. 695605
ALSTON & BIRD LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Telephone: (404) 881-7000
Facsimile: (404) 881-7777

GIBSON, DUNN & CRUTCHER LLP
M. Byron Wilder
Texas Bar No. 00786500
John R. Crews
Texas Bar No. 00785529
Alan R. Struble
Texas Bar No. 00785070
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
Telephone: (214) 698-3100
Facsimile: (214) 698-3400
ATTORNEYS FOR DEFENDANT PRICEWATERHOUSECOOPERS LLP

Summary of Applicable Duty Standard in Plaintiffs' Home Jurisdictions

The potentially relevant jurisdictions that apply the Section 552 duty standard are Arizona, California, Delaware, Georgia, Massachusetts, Ohio, Rhode Island, and Texas. *See St. Joseph's Hosp. and Medical Ctr. v. Reserve Life Ins. Co.*, 742 P.2d 808, 813-14 (Ariz. 1987); *Std. Chartered PLC v. Price Waterhouse*, 945 P.2d 317, 340-43 (Ariz. App. 1997); *Bily v. Arthur Young & Co.*, 834 P.2d 745, 769, 772-73 (Cal. 1992); *Glosser v. Cellcor, Inc.*, 1994 WL 593929, *22 (Del. Ch. Sept. 2, 1994); *Guardian Constr. Co. v. Tetra Tech Richardson, Inc.*, 583 A.2d 1378, 1386 (Del. Supr. 1990); *Badische Corp.*, 356 S.E.2d at 199-200; *Nycal Corp. v. KPMG Peat Marwick LLP*, 688 N.E.2d 1368, 1371-72 (Mass. 1998); *Haddon View Inv. Co. v. Coopers & Lybrand*, 436 N.E.2d 212, 214-15 (Ohio 1982); *Forcier v. Cardello*, 173 B.R. 973, 981-83 (D.R.I. 1994); *Rusch Factors, Inc. v. Levin*, 284 F. Supp. 85, 92-93 (D.R.I. 1968); *McCamish, Martin, Brown & Loeffler v. F.E. Appling Interests*, 991 S.W.2d 787, 791 (Tex. 1999).

The other applicable duty standards are the "near-privity" standard, specific statutory standards, and foreign common-law standards. New York, which is the home jurisdiction of numerous Plaintiffs, applies the "near-privity" standard. *See Credit Alliance Corp. v. Arthur Andersen & Co.*, 483 N.E.2d 110, 115 (N.Y. 1985). Connecticut applies either the "near-privity" standard or Section 552 in the context of determining an auditor's duty to third parties. *Compare Rogovan v. Copers & Lybrand*, 1992 WL 77182 (Conn. Super. Ct. April 3, 1992) and *Twin Mfg. Co. v. Blum, Shapiro & Co.*, 602 A.2d 1079 (Conn. Super. Ct. 1991) (applying near-privity standard) *with Dũdrow v. Ernst & Young, LLP*, 1998 WL 800204 (Conn. Super. Ct. Nov. 4, 1998) and *Shawmut Bank Conn., N.A. v. Deloitte & Touche*, 1995 WL 283917 (Conn. Super. Ct. April 25, 1995) (applying Section 552). This issue has been certified to the Connecticut

Supreme Court, but has not been answered. *See Gerber Trade Fin., Inc. v. Davis, Sita & Co., P.A.*, 128 F.Supp.2d 86, 94-97 (D.Conn. 2001).

Illinois, Michigan, and New Jersey have enacted statutes that place stringent limitations on the circumstances in which an accountant may be held liable to a non-client third party for an alleged negligent misrepresentation. *See* MICH. STAT. ANN. § 600.2962; N.J. STAT. ANN. § 2A:53A-25; 225 ILL. COMP. STAT. 450/30.1.

Finally, certain of the Plaintiffs are residents of Canada, the Cayman Islands, the Channel Islands, France, Germany, Netherlands, and Japan, each of which also applies a duty standard that is as stringent as or more stringent than the Section 552 standard. *See* Affidavit of Peter Hay ("Hay Aff.") and Expert Report of Peter Hay, Memorandum on Auditors' Liability Under Certain Foreign Laws attached thereto, and the Affidavit of Nigel R.L. Clifford ("Clifford Aff.") and the Report of Nigel R.L. Clifford attached thereto. True and correct copies of the Hay Aff. and Clifford Aff. are attached at Appendix Tabs M and N, respectively, and are incorporated herein by reference. Each Plaintiff's home jurisdiction is listed in Paragraphs 4-96 of Plaintiffs' Third Amended Complaint.

ORIGINAL

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs	)	
v.	)	
PRICEWATERHOUSECOOPERS LLP, Defendant and Third-Party Plaintiff,	)	CIVIL ACTION NO. 00 VS 012679F
v.	)	
SAFETY-KLEEN CORP., et al., Third-Party Defendants	)	

SAFETY-KLEEN CORP.'S REPLY BRIEF IN SUPPORT OF ITS MOTION TO DISMISS PWC'S FIRST AMENDED THIRD-PARTY COMPLAINT

Safety-Kleen Corp. respectfully submits this reply brief in support of its motion to dismiss PricewaterhouseCoopers LLP's ("PwC") First Amended Third-Party Complaint.

ARGUMENT

PwC's third-party complaint against Safety-Kleen should be dismissed for several reasons. First, PwC's main theory of liability -- that Safety-Kleen is directly liable to the Plaintiffs for Plaintiffs' damages in this case -- is improper under Georgia law. Georgia third-party practice prohibits PwC from using its complaint to substitute Safety-Kleen as a defendant that is directly liable to the Plaintiffs. Second,

PwC's "alternative theory" that PwC and Safety-Kleen are joint tortfeasors must also be rejected. PwC has not alleged any joint tortfeasor relationship in its third-party complaint. Moreover, the language of PwC's third-party complaint directly contradicts the definition of a joint tortfeasor under Georgia law. Regardless of the theory PwC espouses, it is clear that PwC's third-party complaint against Safety-Kleen should be dismissed as a matter of law.

I. PWC IMPROPERLY SEEKS TO SUBSTITUTE SAFETY-KLEEN AS A DEFENDANT THAT IS DIRECTLY LIABLE TO THE PLAINTIFFS.

In its motion to dismiss, Safety-Kleen demonstrates that PwC's third-party contribution and indemnification claims fail to satisfy the requirements of Georgia law. In defending its complaint, PwC never cites to the actual language of its Amended Third-Party Complaint. PwC hopes this Court will overlook the actual language of the complaint because a plain reading of such language confirms that PwC's allegations must be dismissed. Instead of asserting a proper third-party complaint, PwC seeks to use its complaint to substitute Safety-Kleen as a defendant who is directly liable to the Plaintiffs for Plaintiffs' injuries. For instance, in support of its contribution claim, PwC argues that "the Third Party Defendants [defined to include Safety-Kleen] are liable to the Plaintiffs for all damages claimed against PwC herein." First Amended Third Party

Complaint ("Amended Compl.") ¶ 45 (emphasis added). Similarly, as part of its indemnification claim, PwC argues that "any damages to Plaintiffs ... were proximately caused by the Third-Party Defendants' active misrepresentations, not by PwC's reliance on those misrepresentations or by any other action or omission by PwC." Amended Compl. ¶ 47 (emphasis added). PwC has also acknowledged in other pleadings to this Court that "Plaintiffs relied primarily on their own due diligence and on direct representations from the Proposed Third-Party Defendants, and not on PwC ...." Defendant PwC's Memorandum of Law in Support of its Motion for Leave to File Third-Party Complaint at 9 (emphasis added) ("PwC's Mem.").

PwC's claims cannot survive under Georgia law. As several courts have held, "a third-party complaint cannot stand where its only purpose is to tender a substitute defendant to [the] plaintiff." *See Smith, Kline & French Laboratories v. Just*, 126 Ga. App. 643, 647, 191 S.E.2d 632, 634 (1972). In addition, a defendant may not use its third-party complaint to allege that the proposed third-party is directly liable to the original plaintiff. *See Dorsey Heating & Air Conditioning Co., Inc. v. C. C. Dickson, Inc.*, 153 Ga. App. 599, 600, 266 S.E.2d 282, 282-83 (1980) (affirming dismissal of complaint where party alleged that third-party defendant was directly liable to plaintiffs).

To determine whether PwC's third-party complaint is proper under Georgia law, the Court should accept PwC's allegations as true and then evaluate whether a proper third-party claim exists. For example, PwC alleges that Plaintiffs' damages were "proximately caused" by Safety-Kleen's "active misrepresentations" and not by any acts or omissions of PwC. Amended Compl. ¶ 47. Accepting this claim as true, Safety-Kleen would be liable to Plaintiffs for the "direct" and "active" misrepresentations that Safety-Kleen made. Such liability is not "secondary liability," as required under Georgia law, because Safety-Kleen's liability does not depend in any way on PwC's liability to Plaintiffs or on Plaintiffs' claims against PwC. *See Wolski v. Hayes*, 144 Ga. App. 180, 181, 240 S.E.2d 720, 721 (1977) ("The *absolute requirement* of every third-party proceeding is that its purpose must be to impose upon the third-party defendant a liability for part or all of the liability asserted by the original plaintiff against the third-party plaintiff.") (emphasis added) (quoting *Mathews v. McConnell*, 124 Ga. App. 519, 521, 184 S.E.2d 491, 492 (1971)). In fact, PwC claims that Safety-Kleen's "direct" misrepresentations to the Plaintiffs had nothing to do with PwC's alleged negligence or with the Plaintiffs' allegations of negligent misrepresentation against PwC. *See* Amended Compl. ¶¶ 45, 47.

Indeed, a plain reading of PwC's Third-Party Complaint confirms that PwC seeks to substitute Safety-Kleen as a defendant who is directly liable to the Plaintiffs because Safety-Kleen's "direct" misrepresentations proximately caused Plaintiffs injuries. *See* Amended Compl. ¶¶ 45, 47; PwC's Mem. at 9. Georgia courts have squarely rejected such allegations as improper third-party claims. *See Brabham v. Brown*, 147 Ga. App. 766, 766-68, 250 S.E.2d 495, 496-97 (1978) (dismissing third-party claim where defendant alleged that third-party's negligence "was a proximate cause of the accident and all injuries and expenses resulting from the accident"); *Whitehead v. Central of Georgia Ry. Co.*, 126 Ga. App. 407, 408, 190 S.E.2d 794, 794-95 (1972) (dismissing the third-party complaint where the defendant claimed that the negligence of the third-party defendant was the "sole and proximate cause" of the plaintiff's injuries).

II. PWC'S "ALTERNATIVE" THEORY THAT SAFETY-KLEEN AND PWC ARE JOINT TORTFEASORS IS NOT SUPPORTED BY THE COMPLAINT AND MUST BE DISMISSED AS A MATTER OF LAW.

PwC hopes to overcome the fatal flaws in its third-party complaint by arguing in the "alternative" that PwC and SK are joint tortfeasors who are both liable to the Plaintiffs. But the problem with PwC's alternative theory is that it is not supported by the actual language of the third-party complaint. In its motion, PwC admits that "[a] claim for contribution under

Georgia law can arise only between 'joint tortfeasors' whose separate and independent acts of negligence … combine[]' to cause a plaintiff's injuries." PwC's Response at 4 (citing *Gilbert v. CSX Transp., Inc.*, 197 Ga. App. 29, 32, 397 S.E.2d 447, 450 (1990); O.C.G.A. § 51-12-32). Yet PwC never alleges in its third-party complaint that Safety-Kleen and PwC are joint tortfeasors. Instead, PwC claims the following:

> Alternatively, if PwC is determined to have been at fault and to have contributed to Plaintiffs' injuries, which PwC specifically denies, the Third Party Defendants' conduct should be presented to the jury for proper apportionment of fault for Plaintiffs' damages alleged in the First Amended Complaint, as hereafter amended and/or supplemented.

See Amended Compl. ¶ 45. This is not an allegation that PwC and Safety-Kleen were joint tortfeasors. Nor is this an allegation that the conduct of PwC and Safety-Kleen amounted to "separate and independent acts of negligence" that "combined to cause [Plaintiff's] injuries." *Gilbert v. CSX Transp., Inc.*, 197 Ga. App. 29, 32, 397 S.E.2d 447, 450 (1990).

Moreover, PwC's "alternative" language contradicts the definition of a joint tortfeasor. Under Georgia law, "[j]oint tortfeasors act negligently either in voluntary, intentional concert or separately and independently, to produce a single indivisible injury for which 'a rational basis does not exist for an apportionment of damages.'" *Adkins v. Knight*, 256 Ga. App. 394, 395-96, 568 S.E.2d 517, 519 (2002) (emphasis added) (quoting *Gilson v. Mitchell*, 131 Ga. App. 321, 331, 205 S.E.2d 421, 427 (1974)); *Gilbert v. CSX Transp., Inc.*, 197 Ga. App. at 32, 397 S.E.2d at 450 (1990) ("[C]oncurrent and independent wrongdoers are joint tortfeasors if their actions produce a single indivisible result and a rational apportionment of damages cannot be made.") (emphasis in original) (quoting *Phillips v. Tellis*, 181 Ga. App. 449, 449, 352 S.E.2d 630, 631 (1987)). Yet PwC alleges in its third-party complaint that "the Third Party Defendants' conduct should be presented to the jury for proper apportionment of fault for Plaintiffs' damages." Amended Compl. ¶ 45. If Safety-Kleen and PwC are joint tortfeasors, by definition, a rational basis for apportionment of damages would not exist. *See Adkins v. Knight*, 256 Ga. App. at 395-96, 568 S.E.2d at 519; *see also Gilson v. Mitchell*, 131 Ga. App. 321, 330-331, 205 S.E.2d 421, 427 (1974), *aff'd*, 233 Ga. 453, 211 S.E.2d 744 (1975). Thus, PwC's "alternative" language is fatally flawed because it does not allege a proper joint tortfeasor relationship -- indeed, PwC's language directly contradicts Georgia law governing joint tortfeasors.

CONCLUSION

For the foregoing reasons, PwC's Third-Party Complaint must be dismissed as improper under Georgia law.

Respectfully submitted,

H. Lamar Mixson
Georgia Bar No. 514012
Jill A. Pryor
Georgia Bar No. 589140
Neeli Ben-David
Georgia Bar No. 049788
BONDURANT, MIXSON & ELMORE LLP
3900 One Atlantic Center
1201 West Peachtree Street, N.W.
Atlanta, Georgia 30309
(404) 881-4100

- and -

Robert M. Cary
Daniel J. Hurson
J. Andrew Keyes
WILLIAMS & CONNOLLY LLP
725 Twelfth Street, N.W.
Washington, DC 20005-5901
(202) 434-5000

Attorneys for Safety-Kleen Corp.

Dated: November 22, 2002

CERTIFICATE OF SERVICE

I hereby certify that I caused a copy of the foregoing Safety-Kleen Corp.'s Reply Brief in Support of its Motion to Dismiss PwC's First Amended Third-Party Complaint to be served, this 22nd day of November, 2002, by Federal Express, postage prepaid, on the following counsel:

Tony L. Axam, Esq.
Axam, Adams & Secret
1280 W. Peachtree Street, Suite 310
Atlanta, GA 30309

Stephen D. Susman, Esq.
Marc M. Seltzer, Esq.
E. Lawrence Vincent, Esq.
Susman Godfrey, L.L.P.
901 Main Street, Suite 4100
Dallas, TX 75202-3775

Michael P. Kenny, Esq.
Alston & Bird LLP
1201 W. Peachtree Street, NE
Atlanta, GA 30309-3424

Byron Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, TX 75201

David C. Moore, Esq.
Bellmore & Moore
393 University Avenue, Suite 1600
Toronto, ON M5G 1E6
Canada

Michael S. Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns
945 East Paces Ferry Road
Suite 2150
Atlanta, GA 30326

Hersh Wolch, Q.C.
Wolch, Ogle, Wilson, Hursh & deWit
736 - 6 Avenue S.W., Suite 2100
Calgary, Alberta T2P 3T7
Canada

Peter L, Murphy, Esq.
The Law Offices of Peter L. Murphy
917 Calhoun Street
P.O. Box 1428
Columbia, SC 29202

Neeli Ben-David

IN THE STATE COURT OF FULTON COUNTY
STATE OF GEORGIA

TORONTO DOMINION (TEXAS), INC., et al., Plaintiffs, v. PRICEWATERHOUSECOOPERS LLP, Defendant.	: : : : : : : : : : :	CIVIL ACTION FILE NO.: 00-VS-012679-F

ORDER DENYING PLAINTIFF'S MOTION TO VACATE ORDER GRANTING LEAVE TO AMEND

This matter is before the Court on Plaintiffs Toronto Dominion (Texas), Inc. et al.'s Motion to Vacate Order Granting Leave to Amend or, in the Alternative, Motion to Sever Defendant PricewaterhouseCoopers LLP's ("PwC") counterclaim and third-party claims against Plaintiffs the Toronto-Dominion Bank and Toronto Dominion (Texas), Inc. and TD Securities (USA), Inc. (collectively the "TD Entities").

On September 24, 2002, the Court granted PwC's motion to amend its answer and add a counterclaim as well as to add a third-party complaint against the TD Entities. PwC filed its counterclaim and third-party complaint against the TD Entities on October 1, 2002.[1]

On October 4, 2002 Plaintiffs filed their Third Amended Complaint, limiting the scope of

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[1]PwC alleged that the TD Entities caused, in whole or in part, Plaintiffs' damages relating to the 1998 Credit Facility by allegedly providing false information to the Plaintiffs through confidential offering memoranda (the "Bank Books") and other means.

their claims against PwC to the 1998 audit year[2] and the instant motion. Plaintiffs argue that any legal basis for the original joinder of the TD Entities has been eliminated now that they have narrowed their claim to damages based on PwC's failure to perform a proper audit for FY 1998 and discover the accounting irregularities of the company. Plaintiffs argue that PwC's claims that the independent negligence of the TD Entities caused some of the Plaintiffs to enter the 1998 Credit Facility do not establish that PwC and the TD Entities were joint tortfeasors. See State Line Metals, Inc. v. Aluminum Co. of America, 216 Ga. App. 14 (1994)(parties may be considered joint tortfeasors only if they either tortiously acted in concert or separately committed tortious acts that caused a single injury).

In the alternative, Plaintiffs submit that the claims against the TD Entities should be severed to insure a fair trial. Plaintiffs argue that PwC's assertion that some Plaintiffs were induced into entering the 1998 Credit Facility based on information negligently prepared by the TD Entities is irrelevant to Plaintiffs' claim. Plaintiffs contend that allowing simultaneous trial of their claim with PwC's claims will result in a longer and more complex trial with irrelevant issues which may confuse the jury and allow PwC to attempt to avoid liability.

PwC states that its claims against the TD Entities extend directly to the Plaintiffs' damages allegations made in the Third Amended Complaint, i.e., "extending credit to the Company following the issuance of those auditors' reports and certifications, as well as in their management of the extension of credit that had already been made." (Third Amended

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[2] Plaintiffs originally claimed that they were wrongfully induced to enter the 1998 Credit Facility by PwC's alleged negligence. Their amended theory is that they were wrongfully induced to stay in the 1998 Credit Facility by PwC's alleged negligence.

Complaint, ¶ 122). PwC states that its allegations against the TD Entities extend to Plaintiffs' investment and investment-management decisions after October 1998. PwC's Counterclaim and Third-Party Complaint, ¶¶ 6-8, 29-30, 33, 49, 53).

PwC contends that the TD Entities remain liable for indemnification or, in the alternative, liable for contribution as joint tortfeasors. PwC asserts that its contribution claim remains valid because it has properly alleged that Plaintiffs' alleged injuries were caused wholly or partially by the TD Entities' wrongful acts. (Counterclaim and Third-Party Complaint, ¶ 49). Finally PwC submits that justice and judicial economy demand that PwC's claims against the TD Entities remain as part of this action.

Conclusion

Based on the foregoing, the Court finds that PwC's claims for contribution and indemnity against the TD Entities remain viable and relevant. Because the allegations contained in PwC's Counterclaim and Third Party Complaint involve the same underlying operative facts and events, the Court finds that judicial economy would be served by inclusion of PwC's claims against the TD Entities in the trial of this case. Accordingly, Plaintiffs' Motion to Vacate Order Granting Leave to Amend is **DENIED**. Plaintiffs' Motion to Sever is taken under advisement and will be addressed prior to the entry of a pre-trial Order in this case.

SO ORDERED this 3rd day of December, 2002.

9th Dec 2002

[signature]

[signature]

Susan B. Forsling, Judge
State Court of Fulton County

copies to:

Stephen D. Susman, Esq
E. Lawrence Vincent, Esq.
Susman Godfrey LLP
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775

Tony L. Axam, Esq.
Axam, Adams & Secret
1280 West Peachtree Street, Suite 310
Atlanta, Georgia 30309

Daniel J. Hurson, Esq.
J. Andrew Keyes, Esq.
Williams & Connolly, LLP
725 Twelfth Street, NW
Washington, DC 20005

William C. Humphreys, Jr., Esq.
Michael P. Kenny, Esq.
Kristine McAlister Brown, Esq.
M. Lynn Sykes, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

M. Bryon Wilder, Esq.
John R. Crews, Esq.
Alan R. Struble, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201

Michael Reeves, Esq.
Blake H. Frye, Esq.
Christine A. Carson, Esq.
Gorby, Reeves, Peters & Burns, P.C.
945 East Paces Ferry Road
Suite 2150
Atlanta, Georgia 30326

Hersh Wolch, Q.C.
Wolch, Ogle, Wilson, Hursh & deWit
736-6 Avenue S.W., Suite 2100
Calgary, Alberta T2P 3T7
Canada

ORIGINAL

NO. 00VS012679-F

TORONTO DOMINION (TEXAS), INC.; et al. Plaintiffs,	§	IN THE STATE COURT OF
v.	§	FILED IN OFFICE FULTON COUNTY, DEC 2 6 2002 DEPUTY CLERK STATE COURT FULTON COUNTY, GA
PRICEWATERHOUSECOOPERS LLP, Defendant.	§	
v.	§	
SAFETY-KLEEN CORPORATION, et al., Third-Party Defendants.	§	STATE OF GEORGIA

PLAINTIFFS' RESPONSE TO DEFENDANT PRICEWATERHOUSECOOPERS LLP'S <u>MOTION FOR SUMMARY JUDGMENT</u>

Plaintiffs Toronto Dominion (Texas), Inc., et al. submit this response to the motion for summary judgment filed by Defendant PricewaterhouseCoopers's ("PwC").

PwC asks this Court to dismiss Plaintiffs' action because (1) it did not know the exact name of the lenders who would be participating in the 1998 Credit Facility, and (2) under Plaintiffs' "new" case theory, damages are "too speculative" to be recovered. In bringing this motion, PwC either ignores or misapplies settled law which allows for the *exact* claim brought herein by every Plaintiff. In addition, PwC's motion is centered on statements of "fact" from affidavits by PwC personnel that are either legally irrelevant or directly contrary to the record in this matter.

Because the record shows a genuine issue of material fact exists as to each of the properly analyzed elements of Plaintiffs' claim, PwC's motion must be denied.

OVERVIEW

Third-party defendant Safety-Kleen Corp. ("Safety-Kleen" or the "Company"), was the product of two transactions. In May 1997, Rollins Environmental Services, Inc. ("Rollins") acquired the waste division of Laidlaw, Inc. ("Laidlaw"). The resulting company was named Laidlaw Environmental Services, Inc. ("LESI"). This transaction was funded through a $650 million syndicated credit facility (the "1997 Credit Facility").[1]

Between November 1997 and February 1998, LESI fought to acquire the former Safety-Kleen Corporation via a hostile takeover funded by the $2.1 billion syndicated credit facility (the "1998 Credit Facility").[2] Eventually LESI bought old Safety-Kleen, and on July 1, 1998, began doing business under the name Safety-Kleen Corp.

PwC and its predecessor, Coopers & Lybrand L.L.P., audited the financial statements of LESI/Safety-Kleen for the fiscal years ending August 31, 1997, 1998, and 1999.[3]

On March 6, 2000, Safety-Kleen announced an internal investigation of its previously reported financial results and certain of its accounting practices.[4] On March 8, 2000, PwC withdrew *all* its previously issued auditor's reports on the financial statements of Safety-Kleen.[5] On June 9,

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[1] Exhibit 147. Exhibits marked and used in depositions between the parties to this action are denoted herein with their common number (e.g., Exhibit 1). The Exhibits submitted with this response for the purpose of opposing the instant motion are denoted with letters (e.g., Exhibit A). The deposition excerpts and expert reports referenced are submitted separately.

[2] Exhibit 225.

[3] Hoppe Deposition at 7. And even prior to the Rollins acquisition, the Charlotte, N.C. office of Coopers & Lybrand audited the LES division of Laidlaw. Hoppe Deposition at 130-31; 134-39; Exhibit A (PWC/97 00202).

[4] Exhibit 9 at 1.

[5] Exhibit 1.

2000, Safety-Kleen and 73 of its subsidiaries filed for bankruptcy under Chapter 11 of the Bankruptcy Code.[6] Thereafter, Plaintiffs filed this action for negligent misrepresentation against PwC. Eventually, on July 9, 2001, Safety-Kleen filed restated financial statements for fiscal years 1997, 1998, and 1999 with the U.S. Securities and Exchange Commission ("SEC"), therein recording more than half a billion dollars in adjustments for those years audited by PwC.[7]

As noted above, PwC asks this Court to dismiss Plaintiffs' action because (1) it did not know the exact name of the lenders who would be participating in the 1998 Credit Facility, and (2) under Plaintiffs' "new" case theory, damages are "too speculative" to be recovered. However, the record shows that at the time it issued its 1998 Audit Report, PwC knew that Audit Report would be furnished to the Company's Lenders – Plaintiffs herein. The record is replete with evidence that PwC was well aware of the terms of the 1998 Credit Facility and that all Plaintiffs would be receiving and relying on PwC's work product. That PwC did not know all of the exact names of those lenders is not required to place a duty on PwC to perform its services properly for the benefit of these Plaintiffs.

In addition, Plaintiffs' theory of the case is not "new;" it has been alleged since day one of this action. That Plaintiffs pared their case down from multiple claims of PwC negligence to focus only on the 1998 Audit Report is simply good trial strategy. Most important, in doing so Plaintiffs have not settled on a damages theory that is "too speculative" as a matter of law to recover. Both Plaintiffs' *and PwC's* expert reports show the fact and magnitude of the damage to Plaintiffs caused by reliance on PwC's erroneous 1998 Audit Report.

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6 Exhibit 9 at 2.

7 Exhibit 9 at F-9.

FACTS

In both the 1997 Credit Facility and the 1998 Credit Facility, Coopers & Lybrand (one half of the PwC merger) was *specifically* listed as the independent certified public accountants from whom Safety-Kleen would obtain – and then furnish to Plaintiffs – both annual financial statement audits *and* so-called "negative assurance letters."[8] In addition, the record shows that *at the time it issued its 1998 Audit Report*, PwC – as Safety-Kleen's auditors – knew that this audit report and the negative assurance letter it gave to the Company pursuant to the 1998 Credit Facility would be furnished to, and relied upon by, the Company's Lenders – Plaintiffs herein. PwC's claim that it somehow did not know that its work would be furnished to the Plaintiff Lenders – either those holding Safety-Kleen debt paper when the report was issued or those purchasing that paper at a later time, is contrary to the documents and testimony in this case.

The basis for PwC's knowledge came from its work for Safety-Kleen during both the 1997 and 1998 audits. For example, in its 1997 audit work papers, PwC explicitly referred to the 1997 Credit Facility:

> Per section 9.2 of the credit facility documents, Laidlaw must "Furnish to each Lender concurrently with the delivery of the financial statements referred to in section 9.1(a) [audited financial statements to lender w/in 90 days], a certificate of the independent certified public accountants reproting {sic} on such financial statements stating that in making the examination necessary therfor {sic} no knowledge was obtained of any Default or Event of Default, except as specified in such certificate"[9]

---

8 Exhibit 147 § 9.1(a), at 69-70; Exhibit 225 § 9.1, at 80.

9 Exhibit B (PWC/97 00149).

The work paper, cleared by PwC manger Pete Chepul, states: "As no evidence was noted during our testing of the covenants, letter will be issued to bank in accordance with debt agreement."[10] Ultimately, PwC computed the financial ratios to confirm that the Company was not in violation of the credit facility debt covenants, and issued its 1997 Negative Assurance Letter.[11]

From November 1997 to April 1998, LESI made its successful play for the old Safety-Kleen Corporation, and PwC knew that this acquisition too would be funded by a syndicated credit facility with the same covenant requirements. During its review of the Company's first quarter financial statements, PwC's work papers noted:

> No new borrowing agreements or contracts were entered into during the quarter. However, C&L notes that talks have begun between SK and LESI and C&L will review any agreements entered for their impact on the 10Q.[12]

PwC's quarterly work papers note that LESI had entered into a new credit facility in connection with the Safety-Kleen takeover and show PwC reviewed the terms of the 1998 Credit Facility.[13]

When PwC actually did its full audit of Safety-Kleen's 1998 financial statements, it again reviewed the 1998 Credit Facility and provided its 1998 Audit Report and 1998 Negative Assurance Letter to the Company for the use of its Lenders. In its letter agreement contracting with LESI to perform the 1998 audit, PwC specifically noted that "we are required by generally accepted auditing

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10 Exhibit B (PWC/97 00149).

11 Exhibit C (PWC/97 00624 – computing the debt covenant figures); Exhibit D (PWC/97 02503 – stating, "Based on the testing at left, they do not appear to be in violation of their covenants. C&L verbally discussed the affirmative covenants and other negative covenants with Kahn Hobbs and noted that they were not in violation of any covenants."); Exhibit 30.

12 Exhibit E (PWC/8Q 0214).

13 Exhibit F (PWC/8Q 0263-65).

standards to read the 1998 Form 10-K *and any documents incorporated by reference therein*,"[14] and Part IV of that 1998 10-K specifically incorporated the 1998 Credit Facility.[15]

To comply with its GAAS-mandated review of the 1998 Credit Facility, PwC's work plan for the 1998 audit directed that its auditors would read the Company's new borrowing agreements and contracts.[16] Its work papers noted that, because of the elevated risk of financial fraud created by Safety-Kleen's highly leveraged debt position, PwC would "test covenants during the year and at year end to ensure compliance."[17] And during the audit, correspondence from Eric Schachner (a senior PwC auditor) to Bill Ridings (Vice-President and Controller of Safety-Kleen) specifically noted that PwC needed to "prepare financial debt covenant calculations" to complete its audit.[18] Having read the 1998 Credit Facility, PwC knew that it required Safety-Kleen to:

> **Furnish to the General Administrative Agent, the Canadian Administrative Agent and each Lender ... a copy of the consolidated and consolidating balance sheets ... and the related consolidated and consolidating statements of income and retained earnings and of cash flows for such year, ... without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Coopers & Lybrand** or other independent certified public accountants of nationally recognized standing ....[19]

Section 9.2(a) of the 1998 Credit Facility required Safety-Kleen to furnish to the Lenders a "negative assurance letter" – a certificate from its independent certified public accountants that, during their audit of the Company, those accountants obtained no knowledge of any Default or Event of Default

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14 Exhibit G (PWC 02733).

15 Exhibit H (WAC 009011).

16 Exhibit I (PWC/8 000023).

17 Exhibit J (PWC/8 000202).

18 Exhibit K (SAKL E 04933).

19 Exhibit 225 § 9.1(a), at 80 (emphasis added).

under that credit facility.[20] The term "Lender" as used in the 1998 Credit Facility included **all** Plaintiffs herein and was defined as "the several banks and other financial institutions or entities from time to time parties to this Agreement."[21]

Moreover, PwC's claim that it did not know this debt paper would be traded – or that PwC's work would be relied upon by any participants – is *again* contrary to the record. The 1998 Credit Facility *explicitly* states that the debt there under would be freely traded **and** that PwC's audit reports and negative assurance letters *would be transferred* to the Company's Lenders – **a foreseeable limited group of persons who were to receive and rely on PwC's work in connection with their credit evaluation and decision to participate in the 1998 Credit Facility.**

> Any Lender may, in the ordinary course of its commercial banking or institutional financial business and in accordance with applicable law, at any time and from time to time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender, any Commitment of such Lender or any other interest of such Lender hereunder and under the Loan documents . . . .[22]

> Any Lender may, in the ordinary course of its commercial banking or institutional financial business and in accordance with applicable law, at any time and from time to time assign to any Lender, an Approved Fund of any Lender, or any affiliate thereof or, with the consent of the Company and the General Administrative Agent (which in each case shall not be unreasonably withheld or delayed), to an additional bank, financial institution or fund (an "Assignee") all or any part of its rights and obligations under this Agreement . . . .[23]

> Each Borrower authorizes each Lender to disclose to any Participant or Assignee (each a "Transferee") and any prospective Transferee, subject to the provisions of section 14.16, any and all financial information in such Lender's possession concerning the Borrowers and their Affiliates which has been delivered to such

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20 Exhibit 225 § 9.2(a).

21 *See* Exhibit 147 at 1; Exhibit 225 at 1.

22 Exhibit 225 § 14.6(b), at 109.

23 Exhibit 225 § 14.6(c), at 110

> Lender by or on behalf of the Borrowers **in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.**[24]

As noted above, any claim by PwC that it somehow did **not** read the 1998 Credit Facility – as it acknowledged was required by GAAS – is contradicted by PwC's own 1998 audit work papers. Indeed, those work papers note that, during its 1998 audit, PwC found that the Company was in violation of an affirmative covenant under the 1998 Credit Facility.

> PwC reviewed the nonfinancial negative and affirmative covenants with Kahn Hobbs for the High Yield, Tranches, and Revolver. Per discussion with Kahn Hobbs, all nonfinancial covenants are in compliance with the exception of (1) Section 9.2 C states that a budget for the succeeding fiscal year should be supplied before the end of the current fiscal year. Kahn Hobbs noted that a budget had not been finalized and will be delivered once ready and that the bank is aware of this and is comfortable with the delay. See 4700-11 for letter curing default.[25]

PwC's 1998 audit work papers discuss this violation and show that PwC required Safety-Kleen to either come into compliance with Plaintiffs' credit facility or obtain a waiver from Plaintiffs.[26] Indeed, the first draft of PwC's 1998 report to the Safety-Kleen Audit Committee makes note of the covenant violation in its Principal Audit and Accounting Matters review – an issue later deleted from the final version that went to the Committee.[27]

Ultimately, PwC completed its audit and issued its 1998 Audit Report, which reads:

> In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Safety-Kleen Corp. and its subsidiaries at August 31, 1998 and 1997, and the results of their operations

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24 Exhibit 225 § 14.6(f), at 111 (emphasis added).

25 Exhibit L (PWC/8 001179-80).

26 Exhibit M (PWC/8 001181-83).

27 *Compare* Exhibit N (SK 117526) *with* Exhibit 126.

> and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles. ... We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.[28]

And even though Company compliance with the negative financial ratio covenants under the 1998 Credit Facility was not required as of the end of fiscal year 1998, PwC nevertheless on October 6, 1998, issued its 1998 Negative Assurance Letter, assuring these Lender Plaintiffs that:

> We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Safety-Kleen Corp. and subsidiaries (the "Company") as of August 31, 1998, and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended August 31, 1998, and have issued our report thereon dated October 6, 1998.
>
> In connection with our audit, nothing came to our attention that caused us to believe that the Company failed to comply with the terms, covenants, provisions, or conditions of Section 10.1(a) through (d), inclusive, of the Credit Agreement dated April 3, 1998 among Safety-Kleen Services, Inc., Safety-Kleen Services (Canada) Ltd., Toronto Dominion (Texas) Inc., as General Administrative Agent, the Toronto-Dominion Bank, as Canadian Administrative Agent, TD Securities (USA) Inc., as Arranger, the Bank of Nova Scotia, NationsBank, N.A., The First National Bank of Chicago, and Wachovia Bank, N.A., as Managing Agents, The Bank of Nova Scotia and The First National Bank of Chicago as Co-Documentation Agents, and NationsBank, N.A. as Syndication Agent, insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance.
>
> *This report is intended solely for the information and use of the boards of directors and managements of Safety-Kleen Corp.* ***and the aforementioned banks***, and should not be used for any other purpose.[29]

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[28] Exhibit O (PWC 01462).

[29] Exhibit 31; *see also* Exhibit 30 (PwC's 1997 Negative Assurance Letter).

While Plaintiffs do not contend they were injured by reliance on the 1998 Negative Assurance Letter, it gives clear evidence of PwC's knowledge of the terms and conditions of the 1998 Credit Facility.[30]

Moreover, the record shows it is not surprising that PwC knew that the Plaintiffs herein would be receiving and relying on PwC-audited financial statements in light of the well-understood role of audits by independent certified public accountants in today's financial world. As Plaintiffs' experts Dr. Douglas Carmichael and Mr. Alan Sanborn will testify:

- Independent auditors must act as "public watchdogs" because the federal securities laws require a public company to disclose information that accurately and fairly depicts the company's financial position *and* require that financial statements filed by a public company be audited by an independent auditor.[31]

- Investors and creditors, and analysts advising them, rely on a company's audited financial statements to assess the cash flow prospects of investment or lending opportunities; the amounts, timing, and uncertainties of prospective cash receipts from dividends or interest; and the proceeds from the sale, redemption, or maturity of loans.[32]

- In the United States capital markets, financial statements with a clean opinion by a reputable certified public accounting firm are required by banks and other lenders before these entities will consider lending money to larger companies (generally, those that borrow more than a few million dollars). As long as any loans are

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30 PwC's argument on this point is therefore moot. *See* PwC Memo at 16-19.

31 Report of Dr. Douglas Carmichael at 12. This "public watchdog" function has been recognized by the United States Supreme Court. *U.S. v. Arthur Young & Co.*, 465 U.S. 805, 817-818 (1984) ("By certifying public reports that collectively depict a corporation's financial status, the independent auditor assumes a public responsibility transcending any employment relationship with the client. The independent accountant performing this special function owes ultimate allegiance to the corporation's creditors and stockholders, as well as to the investing public. This 'public watchdog function' demands that the accountant maintain total independence from the client at all times and requires complete fidelity to the public trust.").

32 Report of Dr. Douglas Carmichael at 10.

outstanding, annual audits are required so that lenders have a check on how well borrowers are doing.[33]

- Senior credit and risk management professionals require that any company that borrows large amounts of money provide an audited financial statement before a loan request can be considered. These audited financial statements become the foundation of the credit analysis that leads to a good credit decision and are the facts on which a credit decision hinges because most everything else a bank receives – such as proformas, projections, and business plans – deal with the future and future elements which are hypothetical and are usually built off the audited numbers and tested against them.[34]

Furthermore, each of the PwC auditors who gave an affidavit in support of the instant motion has testified that they understood the duty PwC held to Plaintiffs – often in ways that contradict the positions taken in their affidavits. For instance, Eric Schachner – a PwC Manager on the Safety-Kleen audit and PwC summary judgment affiant – testified that he understood the lenders would be relying on PwC's work in connection with their loans under the 1998 Credit Facility.

Q: **At the time you were doing audit and review work for Safety-Kleen from 1997 to 1999, you were aware, weren't you, that lenders had lent money to LESI and Safety-Kleen pursuant to various credit agreements?**

A: Yes.

Q: **And you knew that the lenders were going to be relying on the fact that you had audited the financial statements of Safety-Kleen in accordance with generally accepted accounting principles, correct?**

A: **I knew that people would be relying, you know, using the financial statements would be relying on those, but I don't know how.**[35]

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33 Report of Alan Sanborn at 6.

34 Report of Alan Sanborn at 7.

35 Schachner Depo. at 118-19.

Similarly, Pete Chepul, a PwC Senior Manager on the Safety-Kleen audit who was directly involved with the debt covenant testing under the 1998 Credit Facility,[36] testified that he was familiar with the covenant requirements and that the Plaintiff Lenders would be receiving such materials from PwC via the Company for use in connection with the rights they held under the 1998 Credit Facility.

Q: Could you look at Exhibits 30, 31, and 32, please?

A: 31, yes, sir.

Q: Yes. 30, 31, and 32.

A: I'm sorry. 30 – Yes sir, I see these reports.

Q: Do you recognize them?

A: Yes.

Q: Okay. Can you tell us what they are?

A: These are relatively standard requests included in loan documents that the auditors based on their audit of the consolidated financial statements provided a letter to the company related to certain loan covenants within their loan document.

Q: All right. And was it your understanding that these letters were required as a condition of the loans?

A: Yes, that was a condition in the loan agreement.

. . . .

Q: And you understood that if there was a violation of those financial covenants, then there could be certain consequences; namely, the declaration of a default by the banks or other consequences?

A: I don't recall specifically what that credit agreement said, but that was standard language in most credit agreements.

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36 Exhibit L (PWC/8 001179-80); Exhibit M (PWC/8 001181-83).

Q: And you understood that if there were a violation that the creditors would have certain rights under the agreement, is that right?

A: I believe they would have certain rights.

Q: With respect to the – this particular letter, this was intended not just for the benefit of Safety-Kleen, but also for the banks that were listed; is that right?

A: Yes, it says it was for the information of the company and the aforementioned banks, correct.

Q: So you intended that this letter would be sent to the banks so they can rely upon it in determining whether or not the terms of the credit agreement were being complied with, insofar as they related to the accounting matters covered by Section 10?

A: I don't know how the banks would use the letter, but I know this would inform them that we were not aware of any compliance failures based on our audit . . . .

Q: But you – This letter [Exhibit 30] was delivered with the intention that the banks could rely upon it; isn't that right?

A: I knew that management may provide this letter to the banks, yes.

Q: And the same is true with respect to Exhibit 31 and 32; is that right?

A: Yes, those are similar letters for subsequent audit years.

Q: Okay, And the Exhibit 31 references the credit agreement dated April 3, 1998; is that right?

A: Yes, it does.[37]

---

[37] Chepul Depo. at 247-51. Chepul and Schachner's credibility are certainly called into question as to how they could sign the affidavit submitted with PwC's motion for summary judgment, stating that neither knew that any of the Plaintiffs, or any other lenders, intended to rely on its 1998 Audit Report or Negative Assurance Letter in connection with decisions to buy or sell interests in the 1998 Credit Facility, and that neither knew that the debt would be traded, in light of the provisions f the 1998 Credit facility quoted above that show all such PwC-provided information would be given to the Lenders – Plaintiffs herein. Both statements are contradicted by the record and their own testimony, making summary judgment improper. *E.g.*, *Winkles v. Brown*, 178 S.E.2d 865 (Ga. 1970); *Ash v. Spear*, 223 S.E.2d 26 (Ga. App. 1975).

Chepul (along with Schachner) signed off on the PwC work papers signifying that the 1998 Credit Facility had been reviewed and all debt covenants therein tested.[38]

Robert Hoppe, a PwC affiant and the Engagement Partner for the Safety-Kleen audit, testified that he understood the lenders would be relying on PwC's work in connection with their loans under the 1998 Credit Facility and that there would be more participants in the loan than the banks serving as agents under the credit facility.

> Q: And as a general matter, you knew that the lenders in the '98 credit facility would be relying upon the financial statements of the company?
>
> A: I do not know what the specific lenders relied upon. I do know that we had financial statements that had been issued on the company.
>
> . . . .
>
> Q: This is not the only credit facility from a group of lenders for which PricewaterhouseCoopers has ever given these sort of negative assurance letters on financial covenants, correct?
>
> A: I certainly presume that's correct.
>
> Q: Is it the only one you have been involved in?
>
> A: I have given other letters in situation, negative assurance letters in different bank loans.
>
> Q: And when these, in your experience, credit facilities are put together, there are some lead banks and then they are participated out because nobody wants to take that whole debt on at once, is that your experience?
>
> A: All that depends on the size of the transaction, but I'm aware that at times, sure, there can be many participating banks.[39]

Finally, Walter Humann, the Concurring Partner on the Safety-Kleen audits, testified that he recognized Exhibits 30-32 in this action as the negative assurance letters PwC issued to Safety-

---

38 Exhibit L (PWC/8 001179-80); Exhibit M (PWC/8 001181-83).

39 Hoppe Depo. at 92, 147-48.

Kleen and the Plaintiff banks in connection with the Company's debt covenants after its 1997, 1998, and 1999 audits.

Q: Mr. Humann, during the break I gave you what we have marked in this case as Exhibits 30, 31, and 32. Do you recognize those as compliance letters issued by PricewaterhouseCoopers or Coopers & Lybrand?

A: Negative assurance letters issued in connection with the debt covenants, yes.

Q: Okay. Thanks for the clarification. What is a negative assurance letter in connection with a debt covenant.

A: That in connection – or that in the performance of our audit, which was not directed primarily toward obtaining knowledge of any noncompliance with these specific covenants that are mentioned in the letter, that nothing came to our attention that led us to believe that the company failed to comply with those covenants.

. . . .

Q: Did you know back in '97, '98, and '99, when those letters went out, that they had actually been issued?

A: I recall – There are typical letters that we would typically issue.

Q: Was it part of your role to review those letters themselves before they went out?

A: The team would discuss them with me, and I would read them.

. . . .

Q: Have you had other opportunities to be involved with companies whereby Coopers & Lybrand or PwC gave such negative assurance letters?

A: Sure.

Q: Is it your experience or understanding – Let me ask you this way. Do you know why companies request negative assurance letters from their auditors.

A: May be one thing the bank wants.

Q: Have you ever been in a situation where you knew it was something that a bank or a group of lenders wanted from a client of yours that you were either auditing or engagement partner for?

A: Yeah, I've – I've issued similar letters.

. . . .

Q: Have you ever seen that before in a credit facility or loan agreement for another client that you have worked for?

A: Sure, yes.

Q: So it's not surprising to you that a bank group would want the assurance of the company's outside auditors of a certain stature, a Big 5, Big 4 accounting firm, for their credit facility?

A: Yes. Negative assurance, yes.[40]

Mr. Humann's affidavit recites that he had no specific knowledge that any of the Company's Lenders intended to rely on PwC's 1998 Audit Report or Negative Assurance Letter. This statement – if true – is only true because he never bothered to ask any of the PwC auditors about the 1998 Credit Facility.[41]

Thus, the record in this case shows:

- PwC had significant experience with and specifically reviewed both the 1997 and 1998 Credit Facilities;[42]
- Both the 1997 and 1998 Credit Facilities were syndicated loans which allowed the underlying debt to be freely sold;[43]
- The 1998 Credit Facility contained provisions requiring Safety-Kleen to furnish to each Plaintiff Lender herein audited financial statements from "Coopers & Lybrand or other independent certified public accountants of nationally recognized standing," as well as a covenant violation "negative assurance" letter;[44]

---

40 Humann Depo. at 61-67.

41 Humann Depo. at 65.

42 Exhibit B (PWC/97 00149); Exhibit C (PWC/97 00624); Exhibit D (PWC/97 02503); Exhibit G (PWC 02733); Exhibit I (PWC/8 000023); Exhibit J (PWC/8 00202); Exhibit L (PWC/8 001179-80); Exhibit M (PWC/8 001181-83).

43 Exhibit 147 § 14.6; Exhibit 225 § 14.6.

44 Exhibit 225 §§ 9.1, 9.2.

- The 1998 Credit Facility explicitly states that the Plaintiff Lenders would be receiving and relying on PwC's audit reports and negative assurance letters to evaluate and monitor their exposure under that credit facility, and that this syndicated debt would be traded *along with* the PwC-audited financial statements for the reliance of Plaintiff Lenders;[45]

- PwC's retainer letter for the 1998 audit specifically noted that GAAS required it to read the Company's 1998 Form 10-K and any documents incorporated by reference therein, and that the 1998 Credit Facility is incorporated as part of that 10-K;[46]

- PwC's work plan for the 1998 audit specifically directed that its auditors would read the Company's new borrowing agreements and contracts;[47]

- PwC's work papers noted that it would test Safety-Kleen's debt covenants to ensure compliance with them – including the 1998 Credit Facility – and that PwC actually did so;[48]

- PwC completed its audit and issued its 1998 Audit Report and Negative Assurance Letter – noting the fact these banks would be relying on them under the Credit Facility;[49]

- During its 1998 audit PwC found that the Company was in violation of an affirmative covenant under the 1998 Credit Facility;[50]

- Investors and creditors, and analysts advising them, rely on a company's audited financial statements to assess the prospective cash receipts from which they can look for repayment;[51]

---

45 Exhibit 225 §§ 14.6(b), (c), (f).

46 Exhibit G (PWC 02733); Exhibit H (WAC 009011).

47 Exhibit I (PWC/8 000023)

48 Exhibit J (PWC/8 000202); Exhibit K (SAKL E 04933).

49 Exhibit 31.

50 Exhibit L (PWC/8 001179-80); Exhibit M (PWC/8 001181-83); Exhibit N (SK 117526)

51 Report of Dr. Douglas Carmichael at 10.

- Financial statements with a clean opinion by a reputable certified public accounting firm are required by banks and other lenders before they will consider lend more than a few million dollars;[52] and

- Each of the PwC auditors who gave an affidavit in support of the instant motion has testified that they understood the duty PwC held to Plaintiffs – often in ways that contradict the positions taken in their affidavits.

In addition, both Plaintiffs *and PwC* have presented evidence that Plaintiffs were damaged by PwC's negligence. PwC's own expert Dr. Richard S. Ruback has concluded that a substantially greater portion of Safety Kleen's enterprise value remained intact in October 1998 than in March 2000, when the problems at Safety Kleen became too large for the company to sustain.[53] Simply put, if PwC's audit had revealed Safety-Kleen's true financial status in October 1998, Plaintiffs would have been able to exit or call the credit, and could have recovered almost $1 billion more than was available after the accounting fraud was finally exposed in March 2000.

The record shows that Plaintiffs would have taken action to protect their Safety-Kleen positions from further deterioration had they learned in October 1998 the true condition of the Company and that the Company had submitted untrue financial statements in order to obtain the loan. First, the testimony herein shows that Plaintiffs used the audited financial statements of Safety-Kleen to monitor and assess future participation in this loan.[54] Also, in his initial report, his

---

52 Report of Alan Sanborn at 6.

53 Report of Dr. Richard S. Ruback at 21-26.

54 Although PwC's motion offers no evidence to challenge this fact – and thus none is required from plaintiffs in response, *Ellis v. Curtis-Toledo, Inc.*, 420 S.E.2d 756 (Ga. App. 1992); *Hill v. Loren*, 369 S.E.2d 260 (Ga. App. 1988) – the deposition questioning by PwC shows that Plaintiffs monitored their positions in the Safety-Kleen credit through the use of PwC-audited financial statements. *See* Exhibit P. In addition, the affidavits submitted in Exhibit P demonstrate that had PwC explored this issue in other depositions, it would have (not surprisingly) learned that lenders who have multi-million dollar exposures are keenly interested in how their borrower is doing as shown by its audited financial statements.

deposition, and his supplemental report, Plaintiffs' expert Alan Sanborn identified several options including selling their debt paper to a holder with a greater appetite for risk, calling a default and selling the company to another buyer, or putting in place a turnaround expert as examples of ways that the Plaintiffs' could have captured the additional enterprise value that still existed in the company in October 1998.[55]

With the record evidence that Plaintiffs would have taken action had PwC properly audited Safety-Kleen, the only other question is the magnitude of Plaintiffs' losses; and that measure can be fixed by reference to both PwC and Plaintiffs' expert reports. PwC's expert, Dr. Richard Ruback has estimated that Plaintiffs' Safety-Kleen debt paper would have been valued at 93.8% of par had its financial statements been correct when PwC issued its 1998 Audit Report.[56] Similarly, using Dr. Ruback's own method for projecting the trading price of such debt from enterprise value and only slightly different assumptions about enterprise value, Plaintiffs' expert Dr. Jeffrey Leitzinger has concluded that the Plaintiffs could have gotten $0.91 on the dollar for their Safety-Kleen debt paper had they sold it in late 1998.[57] PwC cannot seriously contend that these Plaintiff Lenders, whose exposure to Safety Kleen was secured by all of the assets of the company, were not harmed by what its own expert concedes was a *$1.7 billion* decline in the value of the collateral for their loan, which left them exposed to a deficiency.[58]

---

55 Supplemental Report of Alan Sanborn at 2-4; Report of Alan Sanborn at 11-14; Sanborn Deposition at 442-43.

56 *Id.* at 3.

57 Rebuttal Report of Dr. Jeffrey Leitzinger at 4.

58 Report of Dr. Richard S. Ruback at exhibit 8 thereto.

ARGUMENT

I. Summary Judgment under the Georgia Code.

Under O.C.G.A. § 9-11-56, summary judgment is proper only if there is no genuine issue of material fact to be resolved by a jury and the movant is entitled to judgment as a matter of law as applied to the established, uncontroverted facts. *Jimerson v. Republic Land & Inv. Co.*, 506 S.E.2d 920 (Ga. App. 1998). As noted by the Georgia Supreme Court, summary judgment is an extreme remedy and should be granted only when the truth is "quite clear." *Watkins v. Nationwide Mut. Fire Ins. Co.*, 149 S.E.2d 749 (Ga. 1965). As one Georgia appellate court has stated, summary judgment should be granted only where it is without dispute that the case can have but a single outcome. *Bragg v. Missroon*, 368 S.E.2d 564 (Ga. App. 1988).

In determining whether there exists a genuine issue of fact for the jury to decide, the party opposing summary judgment is to be given the benefit of all reasonable doubts and all favorable inferences that maybe drawn from the evidence submitted. *Eiberger v. West*, 281 S.E.2d 148 (Ga. 1981). All inferences, all ambiguities, and all doubts about the evidence are to be resolved against the movant for summary judgment and in favor of the party opposing summary judgment. *Summers v. Milcon Corp.*, 213 S.E.2d 515 (Ga. App. 1975). If more than one inference can be drawn from the evidence, the duty to resolve the mystery is for the jury and summary judgment must be denied. *McCarty v. National Life & Accident Ins. Co.*, 129 S.E.2d 408 (Ga. App. 1962).

Moreover, issues involving the intent of a party – such as PwC's claimed lack of any intent that Plaintiffs rely on their auditor's report – are likewise inappropriate for summary judgment. *State Farm Fire & Cas. Co. v. Morgan*, 368 S.E.2d 509 (Ga. 1988). Conclusory statements of fact – such as those PwC affiants who claim to know what each member of the audit team thought or believed since they heard nothing to the contrary – are insufficient to support summary judgment.

Holloway v. Dougherty County School System, 277 S.E.2d 251 (Ga. App. 1981); *Morton v. Stewart*, 266 S.E.2d 230 (Ga. App. 1980). And finally where, as here, the credibility of the affiants is to be an issue, summary judgment is improper. *Winkles v. Brown*, 178 S.E.2d 865 (Ga. 1970); *Ash v. Spear*, 223 S.E.2d 26 (Ga. App. 1975).

II. PwC Could Foresee that Plaintiffs Would Rely on its 1998 Audit Report in Deciding Whether to Enter and/or How to Manage Exposure Under the 1998 Credit Facility.

PwC's first argument – that it owed no duty to Plaintiffs – is based on the false pretext that before any duty to these Plaintiffs arose, PwC had to know the exact names and lineup of lenders who would be relying on its 1998 Audit Report, how they would rely on that report, and had to intend that such reliance by each such party take place. That argument is wrong as a matter of law, and has been repeatedly rejected by other courts in the context of a Section 552 claim against accountants.

A. The Substantive Law to Be Applied to PwC's Motion: Restatement Section 552.

Georgia has adopted Section 552 of the Restatement (Second) of Torts to assess liability for negligent misrepresentation claims brought against a professional by non-clients. *Robert & Co. Assoc. v. Rhodes-Haverty Partnership*, 300 S.E.2d 503 (Ga. 1983).[59] In applying this standard to a claim for negligent misrepresentation against an accounting firm by a third-party, the Georgia Supreme Court in *Badische Corp. v. Caylor*, 356 S.E.2d 198 (Ga. 1987) stated that such liability:

> is limited to a foreseeable person *or limited class of persons* for whom the information was intended, *either directly or indirectly*. In making a determination of whether the reliance by the third party is justifiable, we will look to the purpose for which the report or representation was made. If it can be shown that the representation was made for the purpose of inducing third parties to rely and act

[59] In Section III, Plaintiffs rebut the argument made in footnote 8 of PwC's Memo that any legal standard other than the Georgia courts' interpretation of the common law negligent misrepresentation action is applicable to this case.

upon the reliance, then liability to the third party can attach. ... [P]rofessional liability for negligence, including the liability of accountants, extends to those persons, *or the limited class of persons* who the professional is actually aware will rely upon the information he prepared.

356 S.E.2d at 200 (emphasis added). In reaching its decision, the Supreme Court drew upon the analysis of Section 552 from sister states and noted that its holding "like that of the majority of courts which have addressed this question, adopts the Restatement of Torts' 'middle ground' standard between the unlimited foreseeability rule advocated by the plaintiffs and the narrow privity rule which remains the law in some states and which was formerly the law in this state." *Id.* n.2 *citing Haddon View Investment Co v. Coopers & Lybrand*, 436 N.E.2d 212 (Ohio 1982); *Seedkem, Inc. v. Safranek*, 466 F.Supp. 340 (D. Neb. 1979); *Bonhiver v. Graff*, 248 N.W.2d 291 (Minn. 1976); *Aluma Kraft Mfg. Co. v. Elmer Fox & Co.*, 493 S.W.2d 378 (Mo. Ct. App. 1973); *Shatterproof Glass Corp. v. James*, 466 S.W.2d 873 (Tex. Civ. App. 1971).

B. PwC Need Not Have Known the Identity of Each Plaintiff to Have a Duty to Supply Truthful Information.

It is not required under Section 552 that PwC – as it phrased the standard – "knew of the third party and intended that the third party use its audit report for a purpose known to the auditor."[60] If PwC knew its 1998 Audit Report would be given to Safety-Kleen's Lenders under the 1998 Credit Facility, those Lenders can sue PwC for negligent misrepresentation despite the fact that PwC did not know the identity of or how any specific Lender who would rely on that report.

1. Georgia law has no such requirement.

Badische explicitly stated that an accountant's liability extends to a non-client third party if they are "a foreseeable person or limited class of persons for whom the information was intended,

---

60 *See* PwC Memo at 2.

either directly or indirectly." 356 S.E.2d 200. The assertion by PwC that a duty to a third party attaches only if PwC knew who the exact party was is simply false. The legal question is whether these Plaintiffs, as Lenders to Safety-Kleen under the 1998 Credit Facility, belong to a limited class of persons who were intended to receive the 1998 Audit Report either directly or indirectly.

Indeed, the case through which the Georgia Supreme Court *adopted* the Section 552 test for negligent misrepresentation – *Robert & Co. Assoc. v. Rhodes-Haverty Partnership*, 300 S.E.2d 503, 504 (Ga. 1983) – shows that PwC's position is just wrong. In *Robert & Co.*, the Georgia Supreme Court reviewed a case in which

> The trial court had concluded that an engineer who issues a report on the condition of a building is liable only to the party to whom the report was made. The Court of Appeals reversed and held that where the engineer knows that prospective purchasers could rely on its repc..t, a lack of privity will not shield the engineer from liability to a limited class of third parties. That class is the foreseeable prospective purchasers. We agree with this holding and affirm.

The facts upon which the Georgia Supreme Court held that the plaintiff in *Robert & Co.* could maintain a negligent misrepresentation cause of action show that the specific identity of the third party who relies on the misrepresentation *need not be known* to the defendant.

> In this case the damage is in the nature of economic loss rather than physical harm or property damage, **and the particular party which ultimately relied on the representation was not known to Robert & Company at the time the representation was made**. On the other hand, Robert & Company was aware that the report would be utilized to encourage prospective purchasers to buy the building. Therefore, **while the specific future purchaser was not known to Robert & Company, the fact that the report would be used by a limited class was known.**

Robert & Co. Assoc., 300 S.E.2d at 504. Thus, the Georgia Supreme Court has allowed negligent misrepresentation claims brought by plaintiffs whose specific identity was not known to the defendant.

2. <u>Restatement (Second) of Torts Section 552 has no such requirement.</u>

While PwC's Motion quotes illustration 10 from Section 552 in an effort to show a lack of duty to Plaintiffs in this case, the problem with PwC's analysis is that illustration 10 is distinguishable on these facts. Illustration 10 concerns a situation where the auditor has *no* knowledge of any need for the client bank to furnish its audited financial statements to any party or group. In this case, it is not disputed that PwC *knew* that the 1998 Credit Agreement *required* Safety-Kleen to furnish financial statements *audited by Coopers & Lybrand* (PwC) to Safety-Kleen's Lenders. On a record such as this one, Restatement illustration 10 gives **no** support to the argument advanced herein. Even more egregious is the fact that PwC *knows* this argument is ineffectual as it was recently rejected by the North Carolina Supreme court *in an appeal brought by PwC! See Marcus Brothers Textiles, Inc. v. Price Waterhouse LLP*, 513 S.E.2d 320, 323-28 (N.C. 1999) (rejecting same argument on summary judgment advanced by PwC herein regarding knowledge of an auditor based on Restatement (Second) of Torts § 552, illustration 10 where there were "genuine issues of fact as to whether Price Waterhouse was informed of any intended use of the financial statements").

Indeed, this case is more analogous to illustrations 6, 7, and 15 under Section 552. Paraphrasing illustrations 6 and 7, Client A is negotiating with X Bank for a credit of $50,000. The Bank requires an audit by independent public accountants. A employs B & Company, a firm of accountants, to make the audit, telling them that he expects to negotiate a bank loan, for $50,000, requires the audit for the purpose of the loan, and either (1) tells B & Co. it has X Bank in mind or (2) does not mention the name of any bank. B & Company agrees to make the audit. A, without any further communication with B & Company, submits its financial statements accompanied by B & Company's opinion to Y Bank, which in reliance upon it extends a credit of $50,000 to A. The audit materially misstates the financial position of A, and in consequence Y Bank suffers pecuniary loss through its extension of credit. B & Company is subject to liability to Y Bank under *either* scenario: whether it was told the client had X Bank in mind *or* if it was not told the name of any bank.

Similarly, in illustration 15, A, an independent public accountant, negligently conducts an audit for B Corporation. A knows that B Corporation intends to exhibit the balance sheet to C Corporation for the extension of credit for the purchase of washing machines and credit is extended instead for the purchase of electric refrigerators. A is subject to liability to C Corporation.

Illustrations 6, 7, and 15 are far more applicable to the situation presented here, and *all* show that PwC has a duty to Plaintiffs here. In each, the accountant (as here) knew: (1) that its audit was to be furnished to a limited group, though the particular members of the group were unknown; and (2) the scope and size of the transaction, thus allowing it to plan, perform, and obtain insurance for the work it was about to perform.[61] In contrast, PwC's selected illustration shows nothing more than a situation in which the accountant has no idea of the use to which his audit will be used – clearly **not** the situation presented here. If there is knowledge that the client will use the audit in a particular transaction – such as providing it to the group of Plaintiff Lenders under the already-funded 1998 Credit Facility – then liability will attach.

3. <u>Other Section 552 jurisdictions have rejected any such requirement</u>.

Moreover, as noted above, in *Badische* the Georgia Supreme Court favorably cited cases from Ohio, Nebraska, Minnesota, Missouri, and Texas as examples that demonstrated the reach of the duty under Section 552 as adopted in Georgia. 356 S.E.2d at 200, n.2. Cases from these

---

61 *See Citizens State Bank v. Timm, Schmidt & Co.*, 335 N.W.2d 361, 365 (Wis. 1983).

jurisdictions, as well as others that have adopted Section 552 and applied it to the issue of an accountant's liability to a third party, have consistently **rejected** the restrictive reading put forward by PwC here.

Case authority from other jurisdictions which have adopted Section 552 also demonstrates that the restrictive view of "duty" advocated by PwC in its motion is wrong. In *Fleet Nat'l Bank v. Gloucester Corp.*, No. 92-11812- REK, 1994 U.S. Dist. LEXIS 21055 (D. Mass. Aug. 8, 1994), the court denied summary judgment to an auditor when the auditor knew its client was obligated by contract to supply its audit report to its lender. In *ML-Lee Acquisition Find, L.P. v. Deloitte & Touche*, 463 S.E.2d 618, 629-30 (S.C. App. 1995), the Court of Appeals held that Deloitte could be held liable to ML-Lee – a third-party creditor of Deloitte's client Emb-Tex – when Deloitte knew that Emb-Tex was negotiating to restructure its debt even though Deloitte "did not know the specific identity of the intended creditor." In *Rusch Factors, Inc. v. Levin*, 284 F.Supp. 85 (D.R.I. 1968), the court, citing Section 552, imposed liability on an accountant to a relying third party when the accountant knew the statements he prepared were to be used by his client in obtaining credit from a third party even though the accountant did not know of the specific identity of the relying third party. And in *NCNB Nat'l Bank v. Deloitte & Touche*, 458 S.E.2d 4 (N.C. App. 1995), the court held that the auditors had sufficient knowledge of an upcoming acquisition by their client and that their audit report would be used by their client in borrowing money to finance the acquisition for liability to attach to the unknown third party lenders. *See also Boykin v. Arthur Andersen & Co.*, 639 So.2d 504, 510 (Ala. 1994) (noting that Section 552 of "the Restatement contemplates identification of a narrow group, not necessarily the specific membership within that group"); *Amwest Surety Ins. Co. v. Ernst & Young*, 677 So.2d 409, 412 (Fla. App. 1996) ("According to comment (h) of section 552, it is sufficient that the accountant supplies the information to his client for repetition to a certain group or class of persons and that the plaintiff process to be one of them, even though the accountant may never have heard of the plaintiff by name.").

In *Aluma Kraft Mfg. Co. v. Elmer Fox & Co.*, 493 S.W.2d 378 (Mo. App. 1973) – a case specifically cited and relied upon by the Georgia Supreme Court in *Badische* – Aluma Kraft had negotiated a sale of its stock to co-plaintiff, Solmica, Inc., with the purchase price dependent on certain balance sheet computations based on an interim audit done by Aluma Kraft's long time auditors, defendant Elmer Fox & Co. The opinion states that defendant Fox prepared the report and delivered it to Aluma Kraft – *not* Solmica – but that Solmica had alleged that Fox knew it would be used by the unknown buyer to set the stock purchase price. Solmica alleged that the auditors failed to conduct their examination generally accepting auditing standards and failed to furnish its opinion in accordance with generally accepted accounting principles. The Missouri court rejected the application of a strict privity requirement for an accountant's liability to a third party, adopting instead the foreseeability standard of Section 552, and held that Solmica could maintain its action against Fox.

And in *Blue Bell, Inc. v. Peat, Marwick, Mitchell & Co.*, 715 S.W.2d 408, 412 (Tex. App. – Dallas, 1986, writ ref'd n.r.e.), a Texas court *explicitly rejected* application of the restrictive view from PwC's preferred "illustration 10," stating that

> To allow liability to turn on the fortuitous occurrence that the accountant's client specifically mentions a person or class of persons who are to receive the reports, when the accountant may have that same knowledge as a matter of business practice, is too tenuous a distinction for us to adopt as a rule of law. Instead, we hold that if, under current business practices and the circumstances of that case, an accountant preparing audited financial statements knows or should know that such statements will be relied upon by a limited class of persons, the accountant may be liable for injuries to members of that class relying on his certification of the audited reports.

Thus, the Section 552 standard as adopted in Texas – an illustrative jurisdiction according to the *Badische* Court – specifically allows for Plaintiffs' action here against PwC if it can be shown that PwC, in preparing the 1998 Audit Report, knew or should have known that report would be relied upon by a limited class of persons, i.e., Safety-Kleen's Lenders under the 1998 Credit Facility. That this standard is met in this case is shown in the next section.

Perhaps the most devastating case to PwC's spin on Section 552 is *NationsBank, N.A. v, KPMG Peat Marwick LLP*, 813 So. 2d 964 (Fla. App. 2002). In *NationsBank*, the Plaintiffs entered into a line of credit agreement with a third party Borrower.[62] Under the credit agreement, the Borrower was required to furnish the Plaintiffs with an annual audited financial statement.[63] In turn, Plaintiffs relied on the Borrower's audited financial statements to decide whether to renew, increase or call the amount of the line of credit based on the financial condition of Borrower as reflected in the statements.[64]

KPMG had been Borrower's outside independent auditor since well before the Plaintiffs opened the line of credit,[65] and was responsible for preparing Borrower's audited financial statements during the existence of the line of credit.[66] KPMG's engagement partner supervising the

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62 Just as here - the 1998 Credit Facility, Exhibit 225.

63 Just as here. Exhibit 225 § 9.1, at 80.

64 Just as here. *See* Exhibit P.

65 Just as here. Hoppe Deposition at 130-39.

66 Just as here. Exhibits 147, 225.

account testified that "early on" he read the line of credit agreement and understood the necessity and the requirement for the annual financial statements.[67]

After the Borrower went bankrupt, Plaintiffs sued KPMG claiming that the KPMG audited financial statements for certain years were inaccurate, and that Plaintiffs had relied on the statements in question.[68] The case proceeded to trial and KPMG moved for a directed verdict on Plaintiffs' claim of negligent misrepresentation, arguing that Plaintiffs failed to present evidence establishing that, when it performed the audits in question, KPMG knew that Plaintiffs intended to rely on KPMG's audits and that KPMG intended such reliance take place.[69] The trial court denied KPMG's motions, the jury found for Plaintiffs, and KPMG appealed.

In affirming the denial of KPMG's motion for directed verdict, the Florida court analyzed the "necessary ingredients for a third party claim of negligent misrepresentation against an accounting firm" under "the ambit of section 552 of the Restatement (Second) of Torts."

> Liability should extend not only to those with whom the accountant is in privity or near privity, but also to those persons, or classes of persons...whom he knows his client intends will so rely. On the other hand, as the commentary makes clear, [Section 552] prevents extension of liability in situations where the accountant "merely knows of the ever-present possibility of repetition to anyone, and the possibility of action in reliance upon [the audited financial statements], on the part of anyone to whom it may be repeated." Restatement (Second) of Torts § 552, Comment h. As such it balances, more so than the other standards, the need to hold accountants to a standard that accounts for their contemporary role in the financial

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67 Just as here. As shown above, PwC's work papers, testimony, audit plan, audit engagement letter, 1998 Negative Assurance Letter, and 1998 Report to the Safety-Kleen Audit Committee show its auditors read and checked the requirements placed on Safety-Kleen by the 1998 Credit Facility; just as it had under the 1997 Credit Facility.

68 Just as here. Exhibit Q (Plaintiffs' Third Amended Complaint).

69 Just as PwC has claimed here. The standard for granting a directed verdict at trial is, of course, the same as that PwC must meet in this motion for summary judgment. *Eiberger v. West*, 281 S.E.2d 148 (Ga. 1981).

world with the need to protect them from liability that unreasonably exceeds the bounds of their real undertaking.

813 So. 2d at 967 (quoting *First Florida Bank, N.A. v. Max Mitchell & Co.*, 558 So. 2d 9, 15-16 (Fla. 1990)). Moreover, the *NationsBank* court explicitly rejected the restrictive reading of Section 552 liability as advanced by PwC in its motion.

The evidence at trial showed that the KPMG executive who was responsible for Borrower's account with the accounting firm had read the line of credit agreement and had taken specific note of the requirement that Borrower furnish Plaintiffs with annual audited financial statements. These annual statements could only have come from an outside auditor such as KPMG. Thus the jury could have determined from the evidence that the account executive, and therefore KPMG itself, knew from their annual audits of Borrower's records the importance of the line of credit to Borrower's business, and that Plaintiffs would rely on the audited financial statements in making their annual decisions whether to maintain, extend or call the line of credit.

The account executive and his firm could not have been unaware of the role that a $ 55 million line of credit meant for Borrower's continued operation. After all, they were the auditors of Borrower's books and therefore had unusually detailed knowledge of all phases of its operation. The jury could have found from the facts that Borrower was obligated to furnish audited financial statements to its lenders, that Borrower was requesting (and paying for) an annual audited financial statement, that KPMG knew that Borrower was furnishing the lenders with the very audited financial statements that KPMG annually prepared, and that Plaintiffs were relying on the audited financial statements in their annual review of Borrower's line of credit. That knowledge plainly satisfies the requirements of section 552 as to "[a] class of persons...whom he knows his client intends will so rely [e.s.]." Contrary to the argument of KPMG, Plaintiffs offered sufficient evidence for a prima facie case that KPMG had actual knowledge of Plaintiffs' reliance on the annual audited financial statements in deciding whether to continue the line of credit.

813 So. 2d at 968. And the *NationsBank* court **also** spoke to the issue of the reliance by subsequent lenders in its discussion of an illustration to comment j of Section 552, which involves a line of credit for a borrower who obtains an audited financial statement to influence its lenders.

The fact that the line of credit between Borrower and the lender banks was not a one-time transaction but an ongoing one does not mean that the annual reviews of the line of credit by the lender, and the concomitant annual decision whether to renew or extend or call the line, necessarily involved different transactions. Section 552's use

> of the term "transaction" is broad enough to encompass an ongoing transaction such as the one involved in this case, where the line of credit was established by action of the parties in 1990 and was intended by them to be reviewed for continuation or termination in future years.

813 So. 2d at 968. Thus, the fact that the lineup of lenders under the Credit Facility changed is irrelevant; PwC knew a limited group of lenders would be furnished and would rely on its 1998 Audit Report, and that is enough for liability to attach under Section 552. *Standard Chartered PLC v. Price Waterhouse*, 945 P.2d 317, 343 (Ariz. App. 1996) ("It is enough that the maker (of the negligent misrepresentation) know that the recipient intended to supply the information for the benefit of a limited group or class of persons and that the plaintiff be a member of that limited group or class.").

4. PwC's restrictive reading of section 552 is contrary <u>To the policy objectives of Georgia's common law of torts.</u>

Moreover, PwC's proposed restriction on the reach of liability under Section 552 is contrary to the policies underlying Georgia common law. In *Polston v. Boomershine Pontiac-GMC Truck, Inc.*, 423 S.E.2d 659 (Ga. 1992), the Georgia Supreme Court answered a certified question from the United States Court of Appeals for the Eleventh Circuit regarding the burden of proof under Georgia law on each party to a crash worthiness or enhanced injury case. In *Polson*, the Georgia Supreme court was faced with a split of authority amongst its courts, and looked to three bases of authority to resolve the split: (1) Georgia tort law and the state's public policies; (2) the fact that Georgia had previously adopted the Restatement (Second) of Torts, § 433A, which was consistent with the line adopted; and (3) the position adopted was consistent with the principles that a considerable number of other jurisdictions throughout the Southeast and throughout the country had adopted. *Id.* at 661. In addition, the Supreme Court in *Polston* rejected the line of authority that would remove the incentive of automobile manufacturers to design their products in a responsible fashion. *Id.* Thus, the Supreme Court opted for adoption of a standard that was "the better approach in terms of honoring this state's own precedent, in terms of respect for traditional principles of tort law, in terms of sound legal reasoning, and in terms of public policy." *Id.* at 663.

Following that analysis, the proposed restriction on Section 552's reach advocated by PwC here must be rejected. Neither Georgia law, nor any other jurisdiction that has adopted the liability standard from Restatement (Second) Torts section 552, requires that an auditor know the specific identity of any third party who would foreseeably rely on its work *or* that the auditor specifically intend that the third party use its audit report for a specific purpose known to the auditor so long as the claimant is a member of a foreseeable group to whom the accountant knows its work will be furnished. As they currently stand, Georgia's common law policy objectives are in harmony with the growing recognition by courts across the country of an independent accountant's role in financial transactions.[70] As explained by the New Jersey Supreme Court in *H. Rosenblum, Inc v. Adler*, 461 A.2d 138 (N.J. 1983), public policy considerations place this duty on the independent accountant.

> The objection to imposing a duty on accountants to third persons to whom the statements have been given by the company for proper business purposes is the spectre of financial catastrophe It is feared that the unknown costs will be so severe that accounting firms will not be able to absorb the losses that will be visited upon them, particularly because in all likelihood the audited clients will be judgment proof or unable to satisfy their share of the indebtedness due. The reasonableness of this concern is questionable.
>
> . . . .
>
> Independent auditors have apparently been able to obtain liability insurance covering these risks or otherwise satisfy their financial obligations. We have no

---

[70] *See Bily v. Arthur Young & Co.*, 834 P.2d 745, 751 (Cal. 1992) ("The unqualified audit report of a CPA firm, particularly one of the 'Big Six,' is often an admission ticket to venture capital markets – a necessary condition precedent to attracting the kind and level of outside funds essential to the client's financial growth and survival."); *In re DeLorean Motor Co*, 56 Bankr. 936, 944 (Bankr. E.D. Mich. 1986) ("In the modern business world, the necessity by major corporations to retain independent accountants is ever present and the expectations in reliance on certified audits, by the directors of corporations in making its decisions and the investing public has increased measurably.").

> reason to believe that they may not purchase malpractice insurance policies that cover their negligent acts leading to misstatements relied upon by persons who receive the audit from the company pursuant to a proper business purpose.[71]

And as the Wisconsin Supreme court noted in allowing a third party negligent misrepresentation claim against an accounting firm:

> Unless an accountant can be held liable to a relying third party, this negligence will go undeterred.
>
> There are additional policy reasons to allow the imposition of liability. If relying third parties, such as creditors, are not allowed to recover, the cost of credit to the general public will increase because creditors will either have to absorb the costs of bad loans made in reliance on faulty information or hire independent accountants to verify the information received. Accountants may spread the risk through the use of liability insurance.

Citizens State Bank v. Timm, Schmidt & Co., 335 N.W.2d 361, 365 (Wis. 1983). With the knowledge that creditors funding a $2 billion credit facility would be receiving and relying on the financial statements it audited, PwC had sufficient knowledge to either gear its audit work to be commensurate with that responsibility and/or obtain insurance commensurate with the potential liability exposure – **neither** of which required any knowledge by PwC of the *specific participants* in the credit facility.

Thus, the adoption of the more restrictive view of Section 552 liability advocated by PwC would be directly counter to Georgia tort law, the policies underlying third party liability of independent certified public accountants in modern transactions, and the record in this case.

---

[71] 461 A.2d at 151.

C. **PwC Held a Duty to the Limited Group of Lenders – Plaintiffs herein – under the Restatement (Second) Torts Section 552 Standard.**

The record in this matter shows PwC knew that Safety-Kleen would supply the 1998 Audit Report to Plaintiffs as Lenders under the 1998 Credit Facility. That knowledge is sufficient to place a duty under the standard adopted by the Georgia Supreme Court on PwC to **not** be negligent when it furnished that 1998 Audit Report to these Lenders.

In its 1997 audit work papers, PwC explicitly noted that section 9.2 of the 1997 Credit Facility required the Company to furnish to each Lender audited financial statements and a negative assurance letter.[72] PwC's 1998 review and audit work papers likewise show that it read and understood that the 1998 Credit Facility had an almost identical requirement.[73] PwC's own letter agreement contracting with LESI to perform the 1998 audit specifically noted that GAAS required it to review the 1998 Credit Facility;[74] and its 1998 audit work plan and work papers show it did so.[75]

The 1998 Credit Facility, in language almost verbatim to that of the 1997 Credit Facility, required Safety-Kleen to:

> **Furnish to the General Administrative Agent, the Canadian Administrative Agent and each Lender ... a copy of the consolidated and consolidating balance sheets ... and the related consolidated and consolidating statements of income and retained earnings and of cash flows for such year, ... without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Coopers & Lybrand** or other independent certified public accountants of nationally recognized standing ....[76]

---

72 Exhibit B (PWC/97 00149).

73 Exhibit E (PWC/8Q 0214); Exhibit F (PWC/8Q 0263-65).

74 Exhibit G (PWC 02733).

75 Exhibit I (PWC/8 000023); Exhibit J (PWC/8 000202); Exhibit K (SAKL E 04933); Exhibit L (PWC/8 001179-80); Exhibit M (PWC/8 001181-83).

76 Exhibit 225 § 9.1(a), at 80 (emphasis added).

And there is no distinction to be made between Plaintiff Lenders who held positions in the Safety-Kleen credit facility when PwC's 1998 Audit Report was issued and those who purchased positions in that debt paper after the 1998 Audit Report came out. The 1998 Credit Facility defined the term "Lender" to include **both** "categories" of Plaintiffs herein;[77] and it *explicitly* stated that the debt would be freely traded **and** that PwC's audit reports and negative assurance letters *would be transferred* to the Company's Lenders – **making all Plaintiffs a foreseeable limited group of persons who were to receive and rely on PwC's work in connection with their credit evaluation and decision to participate in the 1998 Credit Facility.**

> Any Lender may, in the ordinary course of its commercial banking or institutional financial business and in accordance with applicable law, at any time and from time to time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender, any Commitment of such Lender or any other interest of such Lender hereunder and under the Loan documents . . . .[78]
>
> Any Lender may, in the ordinary course of its commercial banking or institutional financial business and in accordance with applicable law, at any time and from time to time assign to any Lender, an Approved Fund of any Lender, or any affiliate thereof or, with the consent of the Company and the General Administrative Agent (which in each case shall not be unreasonably withheld or delayed), to an additional bank, financial institution or fund (an "Assignee") all or any part of its rights and obligations under this Agreement . . . .[79]
>
> Each Borrower authorizes each Lender to disclose to any Participant or Assignee (each a "Transferee") and any prospective Transferee, subject to the provisions of section 14.16, any and all financial information in such Lender's possession concerning the Borrowers and their Affiliates which has been delivered to such Lender by or on behalf of the Borrowers **in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.**[80]

---

77 *See* Exhibit 147 at 1; Exhibit 225 at 1.

78 Exhibit 225 § 14.6(b), at 109.

79 Exhibit 225 § 14.6(c), at 110

80 Exhibit 225 § 14.6(f), at 111 (emphasis added).

As the record shows, both the 1997 and 1998 Credit Facilities were syndicated, and in both PwC's predecessor, Coopers & Lybrand, was *specifically* listed as the independent certified public accountants from which the Company would obtain – and then furnish to its Lenders (Plaintiffs here) – both annual audited financial statements *and* negative assurance letters certifying that certain debt covenants concerning financial ratios had been met.[81] PwC's audit work papers for both 1997[82] and 1998[83] demonstrate that it was well aware of these requirements; its engagement letter specifically states that generally accepted auditing standards required it to read the 1998 Credit Facility and PwC's work plan for the 1998 audit specifically directed that its auditors would read Safety-Kleen's borrowing agreements and contracts.[84] And PwC's work papers show it tested the covenants placed on Safety-Kleen under the 1998 Credit Facility to ensure compliance with those covenants.[85] Indeed, during its 1998 audit PwC *did* find that the Company was in violation of one non-financial affirmative covenant under the 1998 Credit Facility (the provision of a budget for the succeeding fiscal year),[86] and required documentary proof from Safety-Kleen that it would either come into compliance or obtain a waiver under the 1998 Credit Facility.[87]

---

[81] Exhibit 147 § 9.1, at 69-70; Exhibit 225 § 9.1, at 80.

[82] Exhibit B (PWC/97 00149); Exhibit C (PWC/97 00624 – computing the debt covenant figures); Exhibit D (PWC/97 02503 – stating, "Based on the testing at left, they do not appear to be in violation of their covenants. C&L verbally discussed the affirmative covenants and other negative covenants with Kahn Hobbs and noted that they were not in violation of any covenants.").

[83] Exhibit E (PWC/8Q 0214); Exhibit F (PWC/8Q 0263-65).

[84] Exhibit G (PWC 02733); Exhibit I (PWC/8 000023).

[85] Exhibit J (PWC/8 000202); Exhibit K (SAKL E 04933).

[86] Exhibit 225 § 9.2(c), at 81.

[87] Exhibit L (PWC/8 001179-80); Exhibit M (PWC/8 001181-83).

Finally, the testimony of PwC's auditors *on this file and in this case* shows that they knew that creditors rely on a company's audited financial statements to assess the prospective cash receipts from which they can look for repayment, require financial statements with a clean opinion by a reputable certified public accounting firm before they will consider lend significant amounts to a company, and knew that their reports would be provided to these Lender Plaintiffs under the 1998 Credit Facility.[88] PwC's claim that it owed no duty to these Plaintiffs – both those who held Safety-Kleen debt when the 1998 Audit Report was issued and those who purchased afterwards – must be rejected.

D. Plaintiffs are also entitled to sue as beneficiaries of the statements PwC made to their agents.

And even if the overwhelming evidence of PwC knowledge that its work would be delivered to and relied upon the Plaintiff Lenders to Safety-Kleen, Georgia law allows for Plaintiffs herein to maintain their action because PwC delivered its negligent work to Plaintiffs' agents, knowing it would be passed on to and relied upon by Plaintiffs.

Direct reliance is not required when reliance can be established through an "agent" or "representative." Under Georgia law, an agency relationship arises when one party authorizes an agent to act for him **or** subsequently ratifies the agent's action on his behalf. O.C.G.A. § 10-6-1 (2001). Agency can be established by evidence of "circumstances, apparent relations, and the conduct of the parties." *Nichols v. Lindsey*, 165 S.E. 868, 873 (Ga. App. 1932); *Collins v. Martin*, 276 S.E.2d 102, 103 (Ga. App. 1981). And according to general principles of agency law, if a false statement is told to an agent and delivered to the principal who is subsequently damaged, the

---

[88] Report of Dr. Douglas Carmichael at 10; Report of Alan Sanborn at 6, 7; Schachner Depo. at 118-19; Chepul Depo. at 247-51; Hoppe Depo. at 92, 147-48; Humann Depo. at 61-67.

principal may sue. *Liberty Nat'l Bank & Trust Co. v. Gruenberger*, 477 S.W.2d 503, 505 (Ky. Ct. App. 1972); *In re Fine Host Corp. Sec. Litig.*, 25 F.Supp.2d 61, 71 (D. Conn. 1998).

More to the point, however, for purposes of this case it has been held that an agent's reliance on audits and reports is sufficient to establish reliance by the principal in a negligent misrepresentation claim. *ML-Lee Acquisition Fund, L.P. v. Deloitte & Touche*, 489 S.E.2d 470, 472 (1997). In *ML-Lee*, the plaintiff investment partnership brought a negligent misrepresentation claim against the accountant of a company in which plaintiff invested $18 million. *ML-Lee Acquisition Fund*, 327 S.C. at 239. Plaintiff alleged it suffered a loss because its agent relied on the accountant's audit reports and "comfort letter" in recommending an investment in the company when, in fact, the financial statements overstated the company's inventory. *Id.* The South Carolina Supreme Court, citing the Restatement of Torts section 552, determined that the negligent misrepresentation claimant must prove justifiable reliance on the accountant's misinformation. *Id.* at 241. Applying general agency law and section 315 of the Restatement of Agency, the Court held that "reliance of an agent acting within the scope of his agency is the reliance of the principal." *Id.* at 242. Thus, the agent's reliance was sufficient to establish justifiable reliance by the principal; direct reliance was not required. *Id.* at 241-42.

Similarly in *Arthur Andersen LLP v. Superior Court*, 67 Cal.App.4th 1481, 1505, 79 Cal. Rptr. 2d 879, 895 (1998), the California Insurance Commissioner's staff reviewed a company's financial statements and audit report, as prepared by Arthur Andersen, and relied on them to accept the company's financial condition as solvent and refrain from taking any regulatory action. *Arthur Andersen LLP*, 67 Cal.App.4th at 1484. Those statements materially misrepresented the financial status as they failed to disclose that many of the company's assets were encumbered, and the company was actually insolvent. *Id.* The Commissioner brought claims for professional negligence and negligent misrepresentation against Andersen, claiming that he would have acted sooner to reduce losses caused by the insolvency if AA's audit reports were accurate. *Id.* at 1484-85. Citing *Bonhiver v. Graff*, 311 Minn. 111 (1976), the California Court of Appeals explained that because Andersen knew the Insurance Commissioner examined and relied on the financial records to determine a company's financial status, AA would be liable to the Commissioner for injuries based on that reliance. *Id.* at 1504. Yet, the Commissioner had no personal interest in the matter; rather he acted as the policyholders' "agent" or "representative" in performing his duties of examining and monitoring insurance companies to protect people who deal with those companies. *Id.* at 1504-05.

In this case, the 1998 Credit Facility *repeatedly* noted that PwC's work would be furnished to both the Company and the several agent banks for transmission to the Plaintiff Lenders.[89] Moreover, PwC's 1998 Negative Assurance Letter *specifically states* that it is being furnished for the benefit **of the aforementioned banks**, who are listed as Toronto Dominion (Texas) Inc., *as General Administrative Agent*, the Toronto-Dominion Bank, *as Canadian Administrative Agent*, TD Securities (USA) Inc., as Arranger, the Bank of Nova Scotia, NationsBank, N.A., The First National Bank of Chicago, and Wachovia Bank, N.A., *as Managing Agents*, The Bank of Nova Scotia and The First National Bank of Chicago *as Co-Documentation Agents*, and NationsBank, N.A. *as Syndication Agent*. There is certainly a question of fact presented for the jury on the question of PwC's knowledge regarding the limited group of persons who would receive and rely on its work under the 1998 Credit Facility. As such, summary judgment must be denied.

89 Exhibit 225 at 1, §§ 9.1, 9.2, 14.6.

E. **PwC also knew that Safety-Kleen would be entering <u>credit derivative transactions under the 1998 Credit Facility</u>.**

Finally, the record also refutes the assertion by PwC that it had no idea Safety-Kleen would be entering credit derivative transactions to hedge interest rate risk exposure under the 1998 Credit Facility. Section 9.12 of the 1998 Credit Facility states that:

> Within 90 days after the Closing Date, [the Company shall] obtain interest rate protection for a period through March 31, 2000 for a notional amount at least equal to 40% of Consolidated Total Funded Debt that bears interest at a floating rate on terms and conditions satisfactory to the General Administrative Agent.[90]

Moreover, section 10.16 precluded Safety-Kleen from entering into "any Hedging Agreement outside the ordinary course of business for speculative purposes."[91] Again, PwC's audit work papers show that as part of its 1998 audit, PwC traced interest rate swaps to trade confirmations for 12 of the 16 swaps outstanding as of August 31, 1998, representing more than 82% of the notional principal amount.[92] That document shows that PwC's auditors knew that Safety-Kleen was entering into these derivative transactions with the two Lenders herein (Toronto Dominion and Citibank) who are claiming damages from those transactions in this case.[93] Moreover, PwC auditor Eric Schachner directly testified that he was aware of the requirement under the 1998 Credit Facility that Safety-Kleen enter into derivative transactions to hedge its floating interest rate risk for the loan; PwC just thought they were "plain vanilla" interest rate swaps.

> Q. If you will look at [Exhibit 71], it says that when -- LESI has not entered into any derivative transactions. In connection with the new financing, it will be required to enter into interest swaps to cap their exposure to increasing interest rates. These

---

90 Exhibit 225 § 9.12, at 87.

91 Exhibit 225 § 10.16, at 96.

92 Exhibit 572.

93 Exhibit 572.

are expected to be plain vanilla swaps of variable interest rates for fixed rates. Paul Humphreys will monitor these swaps, okay. Is it fair to say from this time until -- by 1999 the swaps you were looking at were anything but plain vanilla, true?

A. It was our understanding that the swaps at the time of the audits in '97, '98 and '99 were still interest rate swaps that were hedging their interest rate exposure.[94]

And as even more fully described by Pete Chepul, one of the PwC affiants who swore he did not know anyone intended to use PwC's work in deciding to enter into derivatives transactions:

Q. Okay. Now, you knew that as part of the [1997] credit facility for the 650 million dollars that LESI was a partner to or a party to, I should say, that there was an obligation that a portion of the variable rate debt be hedged by derivative contracts?

A. Yes, I was aware that the company was entering into hedges in connection with its credit facility.

Q. And that -- Did you know that what the percentage was of the variable rate debt that had to be hedged?

A. I can't recall the percentage. It was -- I believe it was in the debt agreement.[95]

....

Q. What about in 1998; did you perform audit procedures to determine whether or not the company was in compliance with its obligation to hedge a portion of the debt under the 1998 agreement?

A. Again, I believe I would need to look at the workpapers and -- because someone else may have actually done that -- those procedures, and I didn't perform them myself. so I wouldn't be able to answer conclusively. [96]

....

Q. My question is not what they did. My question is what you did to monitor the correlation between the derivatives and the asset or liability, when used for hedging purposes.

A. We gained an understanding of the transactions and considered it.

---

94 Schachner Deposition at 215-16; *see also* Exhibit 71.

95 Chepul Deposition at 598-99.

96 Chepul Deposition at 602.

Q. Well, did you look to see that there was in fact a correlation between the -- the derivative contracts and the -- the asset or liability to which the derivative contract was correlated?

A. I believe the engagement team did come to that conclusion.[97]

....

Q. Do you recognize [Exhibit 572] to be a listing of interest rate swap derivative contracts the company had entered into as of August 31st, 1998?

A. My recollection is this workpaper, similar to the other one, was used to support our footnote disclo- – or, excuse me, the company's footnote disclosure in the 1998 financial statements, and we obtained the schedule as part of our testing of the disclosures.

Q. All right. Now, this schedule gives no detail, just gives the notional amounts of the swaps; is that right?

A. That appears -- Yes, it says notional amounts, yes, sir.

Q. Okay. And did Price Waterhouse get any further detail regarding any of these contracts?

A. My recollection is similar to the check mark, traced to confirmations received by client which use -- which use the various notional amounts.[98]

Likewise the PwC Engagement Partner, Robert Hoppe, testified that he was aware of these derivative transactions, and that he knew these were transactions that were being entered in to as a requirement under the 1998 Credit Facility.

Q: You were aware that the company, though, was engaged in derivative transactions to hedge or to hedge against what you called interest rate risk, correct?

A. We were aware that they were entering into interest rate swaps.

Q. And an interest rate swap is just one form of a derivative transaction?

A. Correct.

---

[97] Chepul Deposition at 611.

[98] Chepul Deposition at 640-41; Exhibit 572.

Q. And the reason the company was engaged in those interest rate swaps is because there was a credit facility or a large loan basically to the company that required the company to enter into some of those kinds of interest rate hedges?

A. That's correct.

Q. And you understand the people I represent, the people who gave the money to fund that loan -- can we call it the 1998 Credit Facility? Are you familiar with that?

A. I am.

Q. Under the 1998 Credit Facility, the interest on the credit was a variable interest rate, but the credit facility required the company to convert the interest rate, at least 40 percent of it, into a fixed interest rate, correct?

A. Correct.

Q. And one of the vehicles they did that through were derivative transactions or interest rate swaps?

A. That's correct.[99]

And finally, Walter Humann's testimony shows that - consistent with his *modus operandi* as the "do nothing" Concurring Partner on this file - he had a "vague notion" of the issues involved, but never really "got in to it" with the audit team.[100] As such, PwC's affiants' claims that they did not know that Lenders under the 1998 Credit Facility would be working with the Company to meet its requirement to hedge 40% of its interest risk exposure can only ring true if this Court allows PwC to ignore the GAAS requirements for its work and claim ignorance of its own documents which show familiarity with both the covenant requirements *and* the participation in those derivative transactions by the two Plaintiff Lenders herein who are claiming such damages: Toronto Dominion and Citibank. The law should not allow an accountant to escape liability under Section 552 by being *so negligent* as to *ignore* the very information that serves to create liability in the first place.

---

99 Hoppe Deposition at 55-57.

100 *See* Humann Deposition at 137-42.

III. Plaintiffs Survive Summary Judgment Under Any Applicable Legal Standard.

In footnote 8 of its motion, PwC makes an oblique stab at arguing "Georgia law may not apply to all Plaintiffs;" and that if some unexplored and unexplained "higher standard" should be applied to some Plaintiffs, then it requests summary judgment under those "more restrictive" standards. That ploy should be rejected and PwC's Motion denied under any standard.

A. PwC's attempt to gain summary judgment on a stealth basis is procedurally improper.

Initially, summary judgment cannot be granted based on arguments or theories not fully presented for adjudication by the trial court. In *Pfeiffer v. Georgia Dept. of Trans.*, 2002 Ga. Lexis 1072, *4 (Ga. 2002) (citation omitted), the Georgia Supreme Court stated that

> [O]ur appellate courts are courts for the correction of errors of law committed in the trial court. Routinely, this Court refuses to review issues not raised in the trial court. ... Fairness to the trial court and to the parties demands that legal issues be asserted in the trial court.

PwC's off-hand request for summary judgment under a higher – and inapplicable – standard than that actually assessed by the merits of its motion is just the kind of argument-by-ambush Georgia courts have rejected.

B. PwC misapplies Georgia choice of law principles in its request for summary judgment based on any non-Section 552 liability basis.

Although PwC is correct in stating that Georgia applies the principle of *lex loci delicti* in tort cases, it omits the additional analysis necessary to reach the correct result. For instance, while Georgia generally applies the law of the place where the wrong occurred in a tort action, "the laws of other states have no force in Georgia except on principles of comity and so long as their enforcement 'is not contrary to the policy of this State.' " *Roadway Express v. Warren*, 295 S.E.2d 743 (Ga. App. 1982). Thus, Georgia recognizes a public policy exception to the rule of *lex loci delicti*; a Georgia court is not to apply the law of another state if that law contravenes Georgia public policy. *See* O.C.G.A. § 1-3-9; *Alexander v. General Motors, Corp.*, 466 S.E.2d 607 (Ga. App. 1995), *rev'd*, 478 S.E.2d 123 (Ga. 1996); *Federal Ins. Co. v. Nat. Distrib. Co.*, 417 S.E.2d 671 (Ga. App. 1992); *Commercial Credit Plan v. Parker*, 263 S.E.2d 220 (Ga. App. 1979); *see also Karimi v. Crowley*, 172 Ga. App. 761, 762 (Ga. App. 1984) ("The laws of other states have no force in Georgia except on principles of comity and so long as their enforcement is not contrary to the policy of this State.").

As noted above, the adoption of the restrictive view of Section 552 liability advocated by PwC herein would be directly counter to Georgia public policy. Where, as here, the record shows that an accountant knew its work would be given to a limited group of foreseeable persons, and that those persons would rely on that work, the Georgia Supreme Court has directed that the accountant's liability to those third parties is to be governed by the standard from the Restatement (Second) of Torts, § 552 as that standard is consistent with the that adopted by a majority of other jurisdictions and best serves Georgia's view of the traditional principles of tort law.

Indeed, since the Georgia Supreme Court has already **faced** the question of whether this state should apply the higher standard advocated by PwC – *and rejected it* – this Court should not accept PwC's invitation to overrule that determination under the guise of a choice of law determination. *See Badische Corp. v. Caylor*, 356 S.E.2d 198 (Ga. 1987).

The opinion of the Georgia Supreme Court in *Alexander* is particularly instructive on this point. In *Alexander*, the plaintiff was injured in Virginia while driving his General Motors (GM) car, which had been purchased in Georgia. Plaintiff sued GM under, *inter alia*, strict liability in tort. The trial court determined that the *lex loci delicti* doctrine directed that Virginia law should apply to plaintiff's tort claims as that was the place where plaintiff suffered his injury, granted summary judgment to GM., and the Court of Appeals affirmed. *Alexander*, 466 S.E.2d at 609.

The Supreme Court of Georgia reversed the ruling of both lower courts. *Alexander*, 478 S.E.2d at 124. The Court explained that since Virginia law did not recognize recovery for an injury by defective products on the basis of strict liability, the result of foreclosing the plaintiff from recovering on that basis is *exactly* the result that Georgia's strict liability law was designed to prevent. *Id.* For this reason, the Georgia Supreme Court found that the lower courts' holdings were contrary to the public policy of Georgia and should not be applied. *Id.*

Similarly, in this case, the result requested by PwC – that Plaintiffs here not be allowed to pursue their negligent misrepresentation claims based on the common law of other states which would deny a recovery where Georgia would allow one – is directly contrary to Georgia's public policy as expressed in its adoption of Section 552 of the Restatement and rejection of the exact, more stringent standard, advocated by PwC. *Badische Corp. v. Caylor*, 356 S.E.2d 198 (Ga. 1987).

C. Georgia choice of law principles affirmatively require application the Section 552 liability standard to the claims of all Plaintiffs.

In its footnote 8, PwC argues that even if the Court determines that it owes a duty to Plaintiffs under the Georgia common law standard – based on the Restatement (Second) of Torts section 552 – the Court should find that PwC owes no duty to Plaintiffs who reside in other jurisdictions. *See* PwC Motion at 9 n.8. Such a finding would misapply Georgia's choice of law rules, and accordingly, this Court should deny summary judgment on this ground.

1. The standard from Section 552, as interpreted by Georgia courts, applies to the claims of all Plaintiffs with only the possible exception of those that suffered injury in Illinois, Michigan and New Jersey.

Georgia applies the *lex loci delicti* doctrine to determine the substantive law to be applied in tort actions. *Ohio Southern Express Co. v. Beeler*, 140 S.E. 2d 235 (Ga. 1965). The general rule, and the one followed in Georgia, is that *lex loci delicti* refers to the place where the injury was suffered. *Ridson Enterprises, Inc. v. Colemill Enterprises, Inc.*, 324 S.E.2d 738, 740 (Ga. Ct. App. 1984). However, Georgia's choice of law analysis does not stop there as PwC seems to believe.

After arriving at a particular forum under the *lex loci delicti* analysis, Georgia courts are to apply *Georgia* common law to a dispute in its courts in the absence of a non-forum's *statute* or case law interpreting that statute. *See Shorewood Packaging Corp. v. Commercial Union Ins.*, 865 F. Supp. 1577 (N. D. Ga. 1994) (reviewing Georgia Supreme Court and Court of Appeals decisions and holding that Georgia's choice of law rules *restrict* application of non-forum law to that expressed in the other forum's statutes and related cases interpreting such statutes); *Ridson Enter.*, 324 S.E.2d at 740 ("While the courts of this State will follow the decisions of a sister State *in construing the statutes thereof*, they are not bound by the interpretation placed upon the common law by the courts of other States.") (emphasis added, *citing Lay v. Nashville, Chattanooga & St. Louis Railway, Co.*, 60 S.E. 189 (Ga. 1908)).

Because this case involves the interpretation of a common law negligent misrepresentation claim. Georgia's choice of law rules dictate that this Court should apply principles of Georgia common law to the claims of all Plaintiffs with the only possible exception of those Plaintiffs who suffered injury in Illinois, Michigan, and New Jersey – the only jurisdictions that have enacted *statutes* to govern the circumstances under which an accountant may be held liable to a non-client third party for an alleged negligent misrepresentation.[101]

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[101] Thus, the common law of New York, Connecticut, and any potentially applicable other state other than Illinois, Michigan, and New Jersey on Plaintiffs' negligent misrepresentation claim is irrelevant. Moreover, as PwC's own materials show, all foreign jurisdictions its legal experts cite allow third party actions against accountants and other professionals as a matter of common – not statutory – law. *See* Affidavit of Peter Hay ¶ 6, 7 (Canada); ¶ 12, 13 (Channel Islands); ¶ 15, 18, 20 (France); ¶ 21, 22 (Germany); and ¶ 25-27 (The Netherlands); Affidavit of Nigel R.L. Clifford ¶ 7, 9 (Cayman Islands). PwC has not met its burden to provide any information as regards the laws of Japan. Because an examination of the materials submitted by PwC shows that *none* of these jurisdictions have statutorily defined the duty of an auditor to a third party, none are

2. **Summary judgment cannot be granted based on the statutory standards <u>adopted in Illinois, Michigan or New Jersey</u>.**

On this record, this Court should not and cannot delve into the statutory principles under the laws of Illinois, Michigan, or New Jersey to grant PwC's request for summary judgment.

First, nowhere in its motion does PwC argue or provide any analysis as to why the laws of Illinois, Michigan or New Jersey – as applied to the facts herein – *compel* the grant of summary judgment on any Plaintiff's claim. As noted at the outset, O.C.G.A. § 9-11-56 directs that summary judgment is proper only if PwC has carried its burden to show that there is no genuine issue of material fact to be resolved by a jury and PwC is entitled to judgment as a matter of law as applied to the established, uncontroverted facts. *Jimerson v. Republic Land & Inv. Co.*, 506 S.E.2d 920 (Ga. App. 1998). PwC has not presented to this Court . nalysis or facts showing that it is without dispute that this case can have but a single outcome. *Bragg v. Missroon*, 368 S.E.2d 564 (Ga. App. 1988). As such, any desire by PwC to have this Court grant summary judgment on these statutes should not be granted since such theories were not fully presented for adjudication by its motion. *Pfeiffer v. Georgia Dept. of Trans.*, 2002 Ga. Lexis 1072, *4 (Ga. 2002).

Second, even if the legal argument were properly before this Court, PwC has not carried its burden of showing that the laws of Illinois, Michigan or New Jersey should be applied to the claim of any particular Plaintiff. PwC's only assertion regarding the applicability of those laws is its recitation that "Each Plaintiff's home jurisdiction is listed in Paragraphs 4-96 of Plaintiffs' Third Amended Complaint." Exhibit A to PwC Motion. But the standard for *lex loci delecti* refers to the place where the injury was suffered. *Ridson Enterprises, Inc. v. Colemill Enterprises, Inc.*, 324 S.E.2d 738, 740 (Ga. Ct. App. 1984). PwC has failed to present any proof that the state where any

relevant to this case; it is to be decided under this Court's application of the general common law of torts as directed by the Georgia Supreme Court and Courts of Appeal.

Plaintiff was incorporated or has its principal place of business is the state in which it suffered its injury. Without such *prima facie* evidence from PwC, Plaintiffs are not required to present any proof to the contrary. *Ellis v. Curtis-Toledo, Inc.*, 420 S.E.2d 756 (Ga. App. 1992); *Hill v. Loren*, 369 S.E.2d 260 (Ga. App. 1988). Moreover, this Court can certainly take judicial notice that lending institutions, such as Plaintiffs here, have offices and operations in more than one jurisdiction,[102] and thus it was incumbent on PwC to furnish the proof of which Plaintiff(s) – if any – suffered their claimed injury in one of the three subject jurisdictions. Because PwC has not carried its burden, summary judgment cannot be granted.

3. **Summary judgment would be improper *even if* this Court were to apply the statutory standards from Illinois, Michigan or New Jersey.**

And even if this Court were to reach the issue, an examination of the statutory standards from Illinois, Michigan and New Jersey shows that each statute allows for the prosecution of a claim against an accountant under the facts presented here. The statutes cited by PwC's Appendix are:

- ***Illinois***

> Sec. 30.1. No person, partnership, or corporation licensed or authorized to practice under this Act or any of its employees, partners, members, officers or shareholders shall be liable to persons not in privity of contract with such person, partnership, or corporation, for civil damages resulting from acts, omissions, decisions or other conduct in connection with professional services performed by such person, partnership or corporation, except for:
>
> . . . .
>
> (2) such ... acts, omissions, decisions or conduct, if such person, partnership or corporation was aware that a primary intent of the client was for the professional services to benefit or influence the particular person bringing the action ....[103]

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102 *See* O.C.G.A. § 24-1-4 (allowing judicial notice to be taken of the "general customs of merchants ... and all similar matters of public knowledge"). That banks operate through more than one branch has been recognized for a *long* time. *E.g., Central Bank v. Superior Court*, 30 Cal. App. 3d 962, 966-68 (1973); *Merchant's Bank v. Sassee*, 33 Mo. 350, 1863 Mo. LEXIS 93 *3 (1863).

103 ILL. COMP. STAT. 450/30.1.

- ***Michigan***

Sec . 2962. This section applies to an action for professional malpractice against a certified public accountant. A certified public accountant is liable for civil damages in connection with public accounting services performed by the certified public accountant only in 1 of the following situations:

. . . .

(c) A negligent act, omission, decision or other conduct of the certified public accountant if the certified public accountant was informed in writing by the client at the time of engagement that a primary intent of the client was for the professional public accounting services to benefit or influence the person bringing the action for civil damages. For purposes of this subdivision, the certified public accountant shall identify in writing to the client each person, generic group, or class description that the certified public accountant intends to have rely on the services. The certified public accountant may be held liable only to each identified person, generic group, or class description. The certified public accountant's written identification shall include each person, generic group or class description identified by the client as being benefitted or influenced.[104]

- *New Jersey*

2A:53A-25b. Notwithstanding the provisions of any other law, no accountant shall be liable for damages for negligence arising out of and in the course of rendering any professional accounting service unless:

. . . .

(2) The accountant:

(a) knew at the time of the engagement by the client, or agreed with the client after the time of the engagement, that the professional accounting service rendered to the client would be made available to the claimant, who was specifically identified to the accountant in connection with a specified transaction made by the claimant;

(b) knew that the claimant intended to rely upon the professional accounting service in connection with that specified transaction; and

(c) directly expressed to the claimant, by words or conduct, the accountant's understanding of the claimant's intended reliance on the professional accounting service; or

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[104] MICH STAT. ANN. § 600.2962.

(3) In the case of a bank claimant, the accountant acknowledged the bank's intended reliance on the professional accounting service and the client's knowledge of that reliance in a written communication.[105]

Under each statute, if the accountant knew that its client intended to furnish the accountant's work to a third party, a negligence action can be maintained.

As noted above, the documents and testimony in this record show that PwC was told in writing via the 1998 Credit Facility at the time it rendered its services that its 1998 Audit Reports and 1998 Negative Assurance Letter would be furnish to the participating Lenders thereunder – Plaintiffs here.[106] PwC's audit work papers for both 1997,[107] and 1998,[108] demonstrate that it was well aware of these requirements; its engagement letter specifically states that generally accepted auditing standards required it to read the 1998 Credit Facility and its work plan for the 1998 audit directed that its auditors would read Safety-Kleen's borrowing agreements;[109] and its PwC's work papers show it tested the covenants placed on Safety-Kleen under the 1998 Credit Facility to ensure compliance with those covenants,[110] *before* PwC issued its 1998 Audit Report and its 1998 Negative Assurance Letter **"to the Company for the use of its Lenders."**[111]

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105 N.J. STAT. ANN. § 2A:53A-25.

106 Exhibit 225 § 9.1(a), at 80; § 9.2(a), at 81.

107 Exhibit B (PWC/97 00149); Exhibit C (PWC/97 00624 – computing the debt covenant figures); Exhibit D (PWC/97 02503 – stating, "Based on the testing at left, they do not appear to be in violation of their covenants. C&L verbally discussed the affirmative covenants and other negative covenants with Kahn Hobbs and noted that they were not in violation of any covenants.").

108 Exhibit E (PWC/8Q 0214); Exhibit F (PWC/8Q 0263-65).

109 Exhibit G (PWC 02733); Exhibit I (PWC/8 000023).

110 Exhibit J (PWC/8 000202); Exhibit K (SAKL E 04933).

111 Exhibit 31.

Finally, the testimony of PwC's auditors *on this file and in this case* shows that they knew that creditors rely on a company's audited financial statements to assess the prospective cash receipts from which they can look for repayment, require financial statements with a clean opinion by a reputable certified public accounting firm before they will consider lend significant amounts to a company, and knew that their reports would be provided to these Lender Plaintiffs under the 1998 Credit Facility.[112] PwC's claim that it owed no duty to these Plaintiffs – even under the three statutes were they to be applied – must be rejected.

IV. <u>Plaintiffs' Damages Are Not Too Speculative to be Recovered</u>.

PwC asserts that Plaintiffs' damages claim is too speculative because there is no evidence of what Plaintiffs would have done to have protected their positions had they learned of Safety Kleen's true financial condition in late 1998. Not only is PwC wrong (the record contains sufficient evidence to show the actions Plaintiff s would have taken), but its argument is *not* a basis for a grant of summary judgment under Georgia law. PwC's argument that Plaintiffs' damages are too speculative to recover confuses uncertainty about the *fact* of damage (which can bar recovery), and uncertainty about the *amount* of damage (which does not).

Georgia law is clear that "[e]stablishing the proximate causation of damages and determining the extent of those damages are analytically distinct elements of plaintiff's cause of action, and the rule against recovery of speculative damages relates primarily to speculation regarding proximate cause rather than extent." *Stratton & Co. v. Argonaut Ins. Co.*, 469 S.E. 2d 545, 545 (Ga. App. 1996). As the court noted in *Gaskins v. Hand*, 466 S.E.2d 688, 690 (Ga. App. 1996):

> The rule against the recovery of vague, speculative, or uncertain damages relates more especially to the uncertainty as to cause, rather than uncertainty as to the

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[112] Report of Dr. Douglas Carmichael at 10; Report of Alan Sanborn at 6, 7; Schachner Depo. at 118-19; Chepul Depo. at 247-51; Hoppe Depo. at 92, 147-48; Humann Depo. at 61-67.

> measure or extent of the damages. Mere difficulty in fixing their exact amount, where proximately flowing from the alleged injury, does not constitute a legal obstacle in the way of their allowance, when the amount of the recovery comes within that authorized with reasonable certainty by the evidence submitted.

Quoting *Johnston v. Lyon*, 327 S.E.2d 519, 521 (Ga. App. 1985). Thus, "[o]nce a plaintiff establishes that damages proximately flow from the defendant's alleged conduct, 'mere difficulty in fixing their exact amount' should not be a legal obstacle to recovery." *Stratton & Co.*, 469 S.E.2d at 545 (quoting *Georgia Ports Auth. v. Servac Int'l*, 415 S.E. 2d 516, 518 (Ga. App. 1992)).

The fact that Plaintiffs were damaged by PwC's negligence is not in doubt. Plaintiffs have presented substantial evidence that they would have taken action to protect their Safety Kleen positions from further deterioration had they learned in October 1998 the true condition of the Company and that the Company had submitted untrue financial statements in order to obtain the loan.[113] In addition, in his initial report, his deposition, and his supplemental report, Plaintiffs' expert Alan Sanborn identified several options the Plaintiff Lenders could have taken to avoid the losses cause by PwC's negligence, including selling their debt paper to a holder with a greater appetite for risk, calling a default and selling the company to another buyer, or putting in place a turnaround expert – and each of which would have allowed Plaintiffs' to capture the additional value that still existed in the company in October 1998.[114] Mr. Sanborn has stated that there were willing buyers for Safety-Kleen in late 1998,[115] and that financing and capital were widely available to fund such an acquisition.[116]

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[113] *See* Exhibit P; Supplemental Report of Alan Sanborn.

[114] Supplemental Report of Alan Sanborn at 2-4; Report of Alan Sanborn at 11-14; Sanborn Deposition at 442-43.

[115] Report of Alan Sanborn at 11-14; Sanborn Deposition at 442-43.

[116] Report of Alan Sanborn at 11-14; Sanborn Deposition at 442-43.

As for the fact that there was additional value in the Company in October 1998 over that in 2000 when the accounting fraud was discovered, PwC's own expert, Dr. Richard S. Ruback, attests to that. Dr. Ruback has concluded that a substantially greater portion of Safety Kleen's enterprise value remained intact in October 1998 than in March 2000, when the problems at Safety Kleen became too large for the company to sustain.[117] So too has Plaintiffs' expert, Dr. Jeffrey Leitzinger, concluded that the Plaintiffs could have gotten more money for their Safety-Kleen debt paper had they sold it in late 1998.[118] Based on Dr. Ruback's own method for projecting the trading price of such debt from enterprise value, and using only slightly different assumptions about enterprise value, Dr. Leitzinger's estimate of ninety-one cents on the dollar varies only slightly from Dr. Ruback's estimate that the debt would have been valued at 93.8% of par[119] – the basis from which the jury will subtract any mitigation amounts to arrive at Plaintiffs' actual damages.[120] Moreover, Dr. Leitzinger checks his and Dr. Ruback's results against several other methods, all of which yield results between 88% and 93%.[121] This convergence of results clearly meets the "reasonably certain estimate" of damages that is required under Georgia law to sustain a jury verdict.

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117 Report of Dr. Richard S. Ruback, exhibits 7, 8 (noting $1.7 billion decline in enterprise value of Safety-Kleen from October 1998 to March 2000).

118 Rebuttal Report of Dr. Jeffrey Leitzinger at 4.

119 *Id.* at 3.

120 *Mindis Acquisition Corp. v. BDO Seidman, LLP*, 559 S.E.2d 111 (Ga. App. 2002), *cert. granted*, 2002 Ga. LEXIS 416 (Ga. May 13, 2002); *Hightower v. Century 21 Farish Realty*, 448 S.E.2d 271, 273 (Ga. App. 1994); *see also Farr v. Designer Phosphate & Premix Int'l, Inc.*, 570 N.W.2d 320, 326 (Neb. 1997); *Enright v. Lubow*, 493 A.2d 1288, 1296 (N.J. Ct. App. 1985); *Haynes v. Cumberland Builders, Inc.*, 546 S.W.2d 228, 232 (Tenn. Ct. App. 1976); *Ostreyko v. B.C. Morton Org., Inc.*, 310 So.2d 316, 318 (Fla. Ct. App. 1975); *Ryan v. Kanne*, 170 N.W.2d 395, 406 (Iowa 1969); *Rusch Factors, Inc. v. Levin*, 284 F.Supp. 85 (D.R.I. 1968).

121 *Id.* at 4.

Finally, the cases that PwC cites lend no support to its position. Both cases involve circumstances where the fact – not the amount – of damage, was in doubt. Moreover, each involved claims for lost profits from future activity, not for the diminution of an asset whose value could be fixed with reasonable certainty at various points in time. *See MTW Investment Co. v. Alcovy Properties, Inc.*, 491 S.E. 2d 460, 463 (Ga. App. 1997) (overturning award of damages for lost profits from the sale of land when there was no evidence that there were prospective purchasers who would have purchased the land); *Molly Pitcher Canning Co. v. Central of Georgia Railway Co.*, 253 S.E. 2d 392, 396-98 (Ga. App. 1979) (reversing claim for damages from lost profits from entry into a new business because it had previously been run at a loss, but upholding recovery of lost profits from the damage to an existing business).

In sum, Plaintiffs have testified they would have taken action had the financial statements as audited by PwC demonstrated the true financial position of Safety-Kleen.[122] Plaintiffs' expert Alan Sanborn confirms this fact, and he has noted that there were several ways in which Plaintiffs could have recovered value from Safety-Kleen in late 1998.[123] Both Dr. Ruback and Dr. Leitzinger have established firm historical valuations of the loss to Plaintiffs from their decisions to hold or purchase Safety Kleen debt paper after the issuance of PwC's flawed 1998 Audit Report as shown by the Company's restated financial statements.[124] Thus, no speculation is required to find or fix Plaintiffs' damages.

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122 *Id.*

123 Report of Alan Sanborn at 11-14; Supplemental Report of Alan Sanborn at 3-4.

124 Report of Dr. Richard S. Ruback at 21-26; Rebuttal Report of Dr. Jeffrey Leitzinger at 3-4.

CONCLUSION

Plaintiffs ask that this Court deny the motion for summary judgment filed by Defendant PricewaterhouseCoopers LLP. The law applicable to this case, and the record developed herein, demonstrates that PwC is liable to Plaintiffs for its negligence, and that Plaintiffs' damages are well within the standard for recovery in this action. In the words of the Georgia courts, this is **not** a circumstance in which it is "without dispute that the case can have but a single outcome." Because the record shows a genuine issue of material fact exists as to each of the properly analyzed elements of Plaintiffs' claim, PwC's motion must be denied.

Respectfully submitted,

SUSMAN GODFREY L.L.P.

By: E L Vincent

Stephen D. Susman
Texas State Bar No. 19521000
Marc M. Seltzer
California State Bar No. 54534
E. Lawrence Vincent
Texas State Bar No. 20585590
901 Main Street
4100 Bank of America Plaza
Dallas, Texas 75202-3775
214/754-1900 telephone
214/754-1933 telecopier

Axam, Adams & Secret
Tony L. Axam
Georgia State Bar No. 029725
1280 W. Peachtree Street, Suite 310
Atlanta, Georgia 30309
(404) 524-2233 telephone
(404) 897-1376 telecopier

ATTORNEYS FOR PLAINTIFFS